Form 20-F/A
period 2005-09-30
VIREXX MEDICAL CORP
filed 2005-11-28
CIK 1275011

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A

(Mark One)

☒	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004 and the nine month interim period ended September 30, 2005

OR

☐	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 1-32608

ViRexx Medical Corp.
(Exact name of Registrant as specified in its charter)

ViRexx Medical Corp.
(Translation of Registrant’s name into English)

Alberta, Canada
(Jurisdiction of incorporation or organisation)

8223 Roper Road, Edmonton, Alberta, Canada T6E 6S4
(Address of principal executive offices)

Copies to:

Bruce D. Hirsche, Q.C. Parlee McLaws llp 1500, Manulife Place 10801 - 108 Street Edmonton, Alberta, Canada T5J 4K1 (780) 423-8540	Joseph P. Galda Corsair Advisors, Inc. 497 Delaware Avenue Buffalo, New York, USA 14202 (716) 882-2157

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Common Shares, No Par Value	Application has been made to list the Common Shares on The American Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None
(Title of Class)

As of September 30, 2005, there were 58,608,545 outstanding shares in the capital of ViRexx.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☐    Yes      ☒   No

Indicate by check mark which financial statement item the registrant has elected to follow

☐    Item 17      ☒   Item 18

Table Of Contents

FORWARD LOOKING INFORMATION		5

PART I		6

Item 1. Identity of Directors, Senior Management and Advisors		6

Item 2. Offer Statistics and Expected Timetable		7

Item 3. Key Information		7
A.	Selected financial data	7
B.	Capitalization and indebtedness	9
C.	Reasons for the offer and use of proceeds	11
D.	Risk factors	12

Item 4. Information on ViRexx		29
A.	History and Development of ViRexx	29
B.	Business	31
C.	Organizational structure	50
D.	Property and equipment	50

Item 5. Operating and Financial Review and Prospects		51
A.	Operating results	52
B.	Liquidity and capital resources	59
C.	Research and development, patents and licenses, etc.	62
D.	Trend information	63
E.	Off-Balance Sheet Arrangements	63
F.	Tabular Disclosure of Contractual Obligations	63
G.	Safe Harbour	63

Item 6. Directors, Senior Management and Employees		64
A.	Directors and senior management	64
B.	Compensation	72
C.	Board practices	74
D.	Employees	77
E.	Share ownership	77

Item 7. Major Shareholders and Related Party Transactions		80
A.	Major shareholders	80
B.	Related party transactions	80
C.	Interests of experts and counsel	80

Item 8. Financial Information		81
A.	Consolidated Statements and Other Financial Information	81
B.	Significant Changes	81

Item 9. The Offer and Listing		81
A.	Offer and listing details	81
B.	Stock Option Pricing	85
C.	Pension and Retirement Plans and Payments made upon Termination of Employment	85
D.	Plan of Distribution	85
E.	Markets	85
F.	Selling Shareholders	86
G.	Dilution	86
H.	Expenses of the issue	86

Item 10. Additional Information		86
A.	Share capital	86
B.	Memorandum and articles of association	88
C.	Material contracts	92
D.	Exchange controls	112
E.	Taxation	112
F.	Dividends and paying agents	117
G.	Statement by experts	117
H.	Documents on display	117
I.	Subsidiary Information	117

Item 11. Quantitative and Qualitative Disclosures About Market Risk		117

Item 12. Description of Securities Other than Equity Securities		117

PART II		118

Item 13. Defaults, Dividend Arrearages and Delinquencies		118

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds		118

Item 15. [Reserved]		118

Item 16. [Reserved]		118

Item 16A – Audit Committee Financial Expert		118

Item 16B – Code of Ethics		118

Item 16C – Principal Accountant Fees and Services		118

Item 16D – Exemption from the Listing Standards for Audit Committees		118

Item 16E – Purchases of Equity Securities by the Issuer and Affiliated Purchasers		119

PART III		120

Item 17. Financial Statements		120

Item 18. Financial Statements		120

Item 19. Exhibits		120

FORWARD LOOKING INFORMATION

This Registration Statement Form 20-F (the “Registration Statement” or “Form 20-F”) contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. A holder of shares (“Shareholders”) can identify these forward looking statements when they see us using words such as “expect”, “anticipate”, “estimate”, “believe”, “may”, “potential”, “intends”, “plans” and other similar expressions or statements that an action, event or result “will”, “may”, “could” or “should” be taken, occur or be achieved, or the negative thereof, or other similar statements. These statements are only predictions and involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or industry results, to be materially different from any future results, performance, or achievements expressed or implied by these forward-looking statements. Important factors that could cause or contribute to such differences include our ability to successfully develop our product candidates and commercialize them into saleable products, the introduction of competing products, the difficulty of predicting Food and Drug Administration (“FDA”), European Medicines Agency (“EMEA”) and other regulatory authority approvals, the regulatory environment and changes in the health policies and structures of various countries, our ability to successfully identify, consummate and integrate acquisitions, our potential exposure to candidates, product liability claims, our dependence on patent and other protections for our product candidates, fluctuations in currency, exchange and interest rates and operating results and other risks and uncertainties described under “Item 3 - Key Information - Risk Factors” and elsewhere in this Form 20-F.

Forward-looking statements are based on the beliefs, opinions and expectations of our management on the date the statements are made. Although we believe that the forward-looking statements presented in this document are reasonable, we do not guarantee that they accurately or completely predict, reflect or state future results, levels of activity, performance, achievements or occurrence and we do not assume responsibility for failure to do so. Except as required by law we do not undertake to update forward-looking information to reflect actual results, new information, occurrence of future events, or changes in management’s beliefs, opinions or expectations. No undue reliance should be placed on such forward-looking statements.

PART I

In this Form 20-F, except where otherwise indicated, all references to the “Corporation,”“we,”“our” and “ViRexx” refer to ViRexx Medical Corp., its subsidiaries, and where the context requires, its predecessors. References to “dollars” as “CDN$” or “$” are to Canadian dollars and references to “US$” are to United States dollars.

Item 1.	Identity of Directors, Senior Management and Advisors

The names, business address and functions of ViRexx’s directors and senior management are stated in the following table:

Names	Business Address	Function to the Corporation
Dr. Antoine A. Noujaim	8223 Roper Road Edmonton, Alberta T6E 6S4 Canada	Director
Dr. Lorne J. Tyrrell	8223 Roper Road Edmonton, Alberta T6E 6S4 Canada	Chief Executive Officer, Chief Scientific Officer and Director
Jacques R. Lapointe	7774 Tenth Sideroad Milton, Ontario L9T 4Y9 Canada	Director
Bruce D. Brydon	66 Suffolk Road Salt Spring Island British Columbia V8K 1L8 Canada	Director
Thomas E. Brown	324 Osland Place Edmonton, Alberta T6R 1Z9 Canada	Director
Dr. Jean Claude Gonneau	A Farnell Mews London England SW5 9DL	Director
Douglas Gilpin, CA	175 Wolf Willow Crescent Edmonton, Alberta T5T 1T3 Canada	Acting Chairman and Director
Macaraig (Marc) Canton	8223 Roper Road Edmonton, Alberta T6E 6S4 Canada	President and Chief Operating Officer and Acting Chief Financial Officer
Michael W. Stewart	8223 Roper Road Edmonton, Alberta T6E 6S4 Canada	Vice President, Operations, Oncology
Dr. Rajan George	8223 Roper Road Edmonton, Alberta T6E 6S4 Canada	Vice President, Research & Development, Infectious Diseases
Dr. Andrew Stevens	8223 Roper Road Edmonton, Alberta T6E 6S4 Canada	Vice President, Regulatory Affairs
Dr. Irwin Griffith	8223 Roper Road Edmonton, Alberta T6E 6S4 Canada	Vice President, Drug Development, Infectious Disease

The Canadian legal advisor of ViRexx is Parlee McLaws llp, located at 1500 Manulife Place, 10180 - 101 Street, Edmonton, Alberta, Canada, T5J 4K1. As to matters arising under the United States Federal securities laws ViRexx is being advised by Corsair Advisors Inc., 497 Delaware Avenue, Buffalo, New York, of the United States, 14202. The auditor of ViRexx for the preceding three years is PricewaterhouseCoopers LLP, Chartered Accountants, Suite 1501 TD Tower, 10088 - 102 Avenue, Edmonton, Alberta, Canada, T5J 3N5.

Item 2.	Offer Statistics and Expected Timetable

Not Applicable.

Item 3.	Key Information

A.    Selected financial data

The selected consolidated financial data presented below is derived from the audited annual financial statements for the years ended December 31, 2004, December 31, 2003, December 31, 2002, and December 31, 2001, the unaudited annual financial statements for the year ended December 31, 2000, and the unaudited financial statements for the periods ended September 30, 2005 and September 30, 2004.

The selected financial data should be read in conjunction with the financial statements and other financial information included elsewhere in this Registration Statement.

We prepared our Consolidated Financial Statements in accordance with Canadian General Accepted Accounting Principles (“GAAP”). GAAP differs in certain material respects from United States Generally Accepted Accounting Principles (“U.S. GAAP”). For discussion of the principal differences between Canadian GAAP and U.S. GAAP as they pertain to us, see Note 16 to our audited Consolidated Financial Statements, included elsewhere in this Form 20-F. Note 16 to our Consolidated Financial Statements also provides a reconciliation of our Consolidated Financial Statements to United States Generally Accepted Accounting Principles.

Selected Canadian GAAP Financial Data

(In thousands, except per share data)
	Nine months ended September 30,		Years ended December 31,
	2005 (Unaudited)	2004 (Unaudited)	2004(1)	2003(1)	2002(1)	2001(1)	2000 (Unaudited)
Revenues	-	-	-	-	-	-	-
Net (loss)	(5,717)	(2,306)	(3,658)	(1,384)	(1,260)	(1,012)	(177)
Net (loss) per share from continuing operations (basic and fully diluted)	(0.10)	(0.09)	(0.14)	(0.15)	(0.14)		(5.21)
Weighted average no. shares outstanding	54,877	26,420	25,268	9,129	8,763		34
Working capital	7,985	7,448	8,837	1,695	281	35	5
Total assets	41,956	8,759	45,722	3,742	1,093	757	126
Long-term liabilities	4,808	-	6,750	35	657	193	195
Shareholders’ Equity	36,314	8,390	37,191	2,095	(56)	102	(177)

(1) Derived form the audited financial statements for the year then ended

Selected U.S GAAP Financial Data

(In thousands, except per share data)
	Nine months ended September 30,		Years ended December 31,
	2005 (Unaudited)	2004 (Unaudited)	2004(1)	2003(1)	2002(1)	2001(1)	2000 (Unaudited)
Revenues	-		-	-	-	-	-
Net (loss)	(5,663)	(2,306)	(31,217)	(2,191)	(1,390)	(1,088)	(177)
Net (loss) per share (basic and fully diluted)	(0.10)	(0.05)	(1.24)	(0.24)	(0.16)		(5.21)
Weighted average no. shares outstanding	54,877	26,420	25,268	9,129	8,763		34
Working capital	7,962	7,389	8,778	1,636	281	35	5
Total assets	9,381	8,516	11,152	3,480	904	660	16
Long-term liabilities	-	-	-	35	746	193	195
Shareholders’ Equity (Deficiency)	8,524	7,845	9,311	1,774	(245)	6	(187)

(1) Derived form the audited financial statements for the year then ended

Currency and Exchange Rates

The following table sets out the exchange rates for US dollars expressed in terms of one Canadian dollar in effect at the end of the following periods, and the average exchange rates (based on the average of the exchange rates on the last day of each month in such periods);

	US Dollars Per One Canadian Dollar Year Ended December 31
	2004	2003	2002	2001	2000
End of period	0.8319	0.7713	0.6339	0.6275	0.6666
Average for the period	0.7685	0.7158	0.6369	0.6461	0.6740

The following table sets out the high and low exchange rates for US dollars expressed in terms of one Canadian dollar in effect at the end of the following periods:

	US Dollars per One Canadian Dollar
	April 2005	May 2005	June 2005	July 2005	August 2005	September 2005	October 2005
High for the month	0.8232	0.8083	0.8159	0.8298	0.8411	0.8612	0.8755
Low for the month	0.7956	0.7872	0.7951	0.8044	0.8295	0.8412	0.8412

Exchange rates are based upon the noon buying rate in New York City for cable transfers in foreign currencies, as certified for customs purposes by the Federal Reserve Bank of New York. The noon rate of exchange on October 31, 2005 as reported by the United States Federal Reserve Bank of New York for the conversion of Canadian dollars into United States dollars was CDN$1.00 = US$0.8204.

B.	Capitalization and indebtedness

Common Shares

We are authorized to issue an unlimited number of common shares. As of September 30, 2005, we had 58,608,545 common shares outstanding. A summary of transactions during the period ended September 30, 2005 is outlined below:

	Common shares
	#	$
Balance - December 31, 2004	53,276,477	41,754,983
Issuance of common shares for cash	4,134,675	3,018,651
Conversion of Debentures	561,100	591,281
Exercise of stock options	150,218	159,397
Exercise of warrants	2,066,875	1,877,481
Share issuance costs	-	(326,591)
Repurchased	(1,580,800)	(1,259,560)
Balance - September 30, 2005	58,608,545	45,815,642

All cash proceeds from the issuance of common shares are used for general working capital purposes.

Normal Course Issuer Bid

On December 21, 2004, we received approval for a Normal Course Issuer Bid allowing ViRexx to repurchase up to 2,663,823 common shares during the period beginning December 23, 2004 to December 22, 2005, at the market price at the time of purchase. We repurchased 1,580,800 common shares at a weighted average price of $1.09 per share for the period January 1, 2005 to September 30, 2005, which resulted in a charge of $1,259,560 to share capital and a charge of $458,662 to the deficit. (See Item 16E)

Stock Options

Our stock option plan permits the issuance of stock options equivalent to 8,256,000 common shares. As at September 30, 2005, we had granted 6,462,386 stock options of which 6,120,000 were outstanding and 5,310,500 were exercisable. The expiry date of outstanding stock options range from December 16, 2005 to April 13, 2015.

A summary of transactions during the period ending September 30, 2005 is outlined below:

	Stock Options	Weighted exercise price
	#	$
Balance - December 31, 2004	6,369,168	0.84
Granted	80,000	1.42
Expired	(178,750)	3.90
Exercised	(150,218)	0.82
Balance - September 30, 2005	6,120,200	0.75

On February 1, 2005, we granted 300,000 stock options as an inducement to an individual to join ViRexx as an officer. The options are exercisable at $1.17 per share and expire on February 1, 2015. These options were not issued under the Plan. One-third of these options vested immediately and the remaining options will vest over a period of two years.

Warrants

As at September 30, 2005, we had 12,935,519 warrants outstanding at a weighted average price of $1.10. The expiry date of outstanding warrants range from October 14, 2005 to September 9, 2007. A summary of transactions during the period is outlined below:

	Warrants	Weighted exercise price
	#	$
Balance - December 31, 2004	12,543,095	1.06
Granted	2,459,299	1.20
Exercised	(2,066,875)	0.85
Balance - September 30, 2005	12,935,519	1.10

Convertible Debentures

	September 30, 2005	December 31, 2004
		$$
United States dollar convertible debentures	-	502,215
Canadian dollar convertible debentures	175,000	450,000
Accrued interest	82,120	144,009
Equity component	(22,990)	(59,118)
Balance	234,130	1,037,106

United States dollar convertible debenture

On August 15, 2002, AltaRex Medical Corp. (“AltaRex”) issued a convertible debenture to United Therapeutics in exchange for proceeds of US$433,310. On the acquisition of AltaRex, this debenture was determined to have a fair value of $511,687 (US$417,261). OvaRex patents and technology have been pledged as collateral for the debenture. Interest is payable on the debenture quarterly and accrues at 6% per annum. As at September 30, 2005, the carrying amount of the convertible debenture reflecting current exchange rates is nil (unaudited) (December 31, 2004 - $502,215). On August 23, 2005, principal and unpaid interest on the debenture was converted into common shares of ViRexx at a price of Cdn $1.07 per share.

Canadian dollar convertible debenture

On September 20, 2002, we issued convertible debentures in the amount of $685,000 bearing interest at 12% per annum, accrued monthly, payable September 20, 2005. A specific charge and secured interest against T-ACT’ Technology patent was pledged as collateral for the debenture. The convertible debentures were accounted for in accordance with their substance and presented in the financial statements in their component parts, measured at their respective fair values at the time of issue. The debt component was calculated as the present value of the required interest and principal payments discounted at a rate approximating the interest rate that would have been applicable to non-convertible debt at the time the debentures were issued. The difference between the debt component and the face value of the debentures, representing the value of the conversion feature and options, was classified as equity.

In 2003, $235,000 of these debentures were converted to common shares leaving a principal balance of $450,000. On August 6, 2003, a director, officer and significant shareholder of ViRexx converted $175,000 principal amount of the convertible debentures plus accrued interest of $17,333 into 521,233 ViRexx Research shares on the following conversion basis. The principal amount of $175,000 was converted at $0.369 per ViRexx Research share for a total of 480,160 ViRexx Research shares and accrued interest of $17,333 was converted at $0.422 per ViRexx Research share for a total of 41,073 ViRexx Research shares.

On December 31, 2003 an additional principal amount of $60,000 plus accrued interest of $8,944 was converted at $0.422 per ViRexx Research share for a total of 163,415 ViRexx Research shares.

During the year ended December 31, 2004, we offered to redeem the remaining debentures and deposited $659,931 into trust to satisfy redemption requirements and related costs. As a result, the debentures were classified as a current liability commencing December 31, 2003.

During the nine-month period ended September 30, 2005, the Company redeemed $225,000 of principal plus accrued interest of $99,625 and converted $50,000 plus accrued interest of $22,010 into 75,800 common shares of the Company at a price of CA$0.95 per share (unaudited). As at September 30, 2005, the remaining debenture principal balance was $175,000 (unaudited). The principal amount of the debt and all accrued interest have now been paid in full and this debt is extinguished.

C.    Reasons for the offer and use of proceeds

Not Applicable.

D.    Risk factors

An investment in our common shares involves a high degree of risk and should be considered speculative. You should carefully consider the risks and uncertainties described below, as well as other information contained in this registration statement, including under Item 5: "Operating and Financial Review and Prospects" and in our financial statements and accompanying notes, before making any investment. Additional risks and uncertainties not presently known to us or that we believe to be immaterial may turn out to be material and may adversely affect our business. If any of the following risks occur, our business, financial condition, and results of operations could be seriously harmed and you could lose all or part of your investment. Further, if we fail to meet the expectations of the public market in any given period, the market price of our common shares could decline.

RISK RELATED TO OUR FINANCIAL CONDITION

WE MUST RAISE MONEY FROM INVESTORS TO FUND OUR OPERATIONS. IF WE ARE UNABLE TO FUND OUR OPERATIONS, WE WILL CEASE DOING BUSINESS.

As at September 30, 2005, we had cash reserves, consisting of cash and cash equivalents, of approximately $8,319,266. In 2004, we incurred a net loss of $3,657,760, and in 2003 we incurred a net loss of $1,383,562. In the first nine months of 2005 we incurred a net loss of $5,716,701. We have just completed a Private Placement of $4,000,000 (CAD)

Without additional funding, we will have inadequate funds to continue our existing corporate, administrative, and operational functions beyond the second quarter of 2006. We anticipate raising another $15,000,000 to the end of the second quarter of 2006. We also have commitments under our University of Alberta license agreement to make milestone payments of $250,000 when we enter Phase III clinical trials on each of the products derived from the intellectual property licensed under that Agreement. We anticipate that we will need to raise approximately another $12,000,000 between the fourth quarter of 2006 and the second quarter of 2007 to bring us forward to our first commercial income stream beginning in the third quarter of 2008. The average monthly amount of cash that we are using, and expect to use over the next 12-18 months for all of our operations, is approximately $800,000. For a further discussion of our liquidity and capital resources, you should also refer to Item 5: "Operating and Financial Review and Prospects" in this registration statement. We expect to continue to seek additional sources of funding to finance operations into the future, through public or private equity or debt financings, collaborative arrangements with pharmaceutical companies and/or from other sources. We cannot assure you that additional financing will be available or, even if it is available, that it will be available on terms acceptable to us.

WE HAVE NOT DERIVED ANY REVENUE TO DATE FROM THE COMMERCIAL SALE OF PRODUCTS, HAVE NEVER HAD ANY REVENUES FROM COMMERCIAL SALES AND HAVE RELIED ON EQUITY AND DEBT FINANCINGS TO SUPPORT OUR OPERATIONS.

We have not derived any revenue to date from the commercial sale of products and have no products for sale. Our future profitability will depend upon our ability to bring products to market in a timely manner, obtain regulatory approvals and enter into suitable licensing or partnering arrangements to commercialize our products. We have relied solely on equity and debt financing and government grants to support our operations. We have not commercially introduced any product and the product candidates are in varying stages of development and testing. Our ability to sell an approved commercial product will depend upon it’s ability to develop products that are safe, effective and commercially viable, to obtain regulatory approval for the manufacture and sales of its product candidates and to license or otherwise market its product candidates successfully. We may never commercialize sales of an approved product and will have relied on equity and debt financings to support ongoing operations.

WE HAVE A HISTORY OF OPERATING LOSSES AND WE EXPECT TO INCUR FUTURE LOSSES. IF WE ARE UNABLE TO ACHIEVE SIGNIFICANT REVENUES IN THE FUTURE, WE WILL CEASE DOING BUSINESS.

Since our inception, we have incurred significant losses each year. Our accumulated deficit at September 30, 2005 since inception is $14,425,782. We expect to incur significant operating losses as we continue our product candidate research and development and continue our clinical trials. We will need to generate significant revenues in order to achieve and maintain profitability. Our ability to generate revenue in the future is dependent, in large part, on completing product development, obtaining regulatory approvals, and commercializing, or entering into agreements with third parties to commercialize, our product candidates. We cannot assure you that we will ever successfully commercialize or achieve revenues from sales of our therapeutic products if they are successfully developed or that we will ever achieve or maintain profitability. Even if we do achieve profitability, we may not be able to sustain or increase profitability.

Until we receive regulatory approval for sales of products incorporating our licensed and/or patented technologies, we cannot sell our products and will not have revenues from sales. The research, development, production, and marketing of new products require the application of considerable technical and financial resources. However, any revenues generated from such products, assuming they are successfully developed, marketed, and sold, may not be realized for a number of years.

RISKS RELATED TO OUR BUSINESS AND INDUSTRY

WE ARE IN THE EARLY STAGES OF PRODUCT DEVELOPMENT. OUR PRODUCT CANDIDATES MAY NOT BE EFFECTIVE AT A LEVEL SUFFICIENT TO SUPPORT A PROFITABLE BUSINESS VENTURE. IF THEY ARE NOT, WE WILL BE UNABLE TO CREATE MARKETABLE PRODUCTS AND WE WILL HAVE TO CEASE OPERATIONS.

Our product candidates are in the preliminary development stage, have not been approved for marketing by any regulatory authority and cannot be commercially distributed in any markets until such approval is obtained. We cannot assure you that our monoclonal antibody therapies, Chimigen’ vaccines and tumor starvation therapies will be effective at a level sufficient to support a profitable business venture. The science on which our technologies are based may also fail due to flaws or inaccuracies in the data, or because the data are not predictive of future results. The science upon which our business is based may prove to be totally or partially incorrect. Because our science may be flawed or incorrect, we may never be able to create a marketable product. If we are unable to do so, we will not generate revenues, we will have to cease operations, and investors risk losing their entire investment.

In addition, it takes a significant period of time for new vaccines and therapeutic drugs to be developed, to obtain the necessary regulatory approvals to permit sales, to establish appropriate distribution channels and market acceptance, and to obtain insurer reimbursement approval. This time period is generally not less than 10 years. None of our therapeutic product candidates has been commercialized and completion of the commercialization process for any of our product candidates will require significant investments of time and funds. We cannot predict either the total amount of funds that will be required, or assure you that we will be successful in obtaining the necessary funds. It is also not possible for us to predict the time required to complete the regulatory process or if there will be sufficient market demand at such time. If any of our product candidates are approved, we cannot give assurances that it will be possible to produce them in commercial quantities at reasonable cost, successfully market them, or whether any investment made by us in the commercialization of any product candidates would be recovered through sales, license fees, or related royalties. Furthermore, the time it takes for products to reach market acceptance exposes us to significant additional risks, including the development of competing products, loss of investor interest, changing market needs, changes in personnel, and regulatory changes.

Since the process of discovering and developing cancer therapies and therapic hepatitis B and hepatitis C vaccines is our core business, we anticipate that we will remain engaged in research and development for the foreseeable future. As one or two product candidates advance to commercialization, we expect that other potential products will replace them as research and development candidates. We estimate that OvaRex® MAb is a minimum of two years away from approval and commercialization and Occlusin’ Injection is a minimum of fours years away from approval and commercialization, HepaVaxx is a minimum of 6 years away from approval and commercialization, although these processes could take much longer.

WE RELY ON, AND INTEND IN THE FUTURE TO CONTINUE TO RELY ON, LICENSES FROM THIRD PARTIES AND ANY BREACH OR TERMINATION OF THESE LICENSE ARRANGEMENTS COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS, FINANCIAL CONDITION, AND RESULTS OF OPERATIONS.

We cannot assure you that we will obtain any additional required licenses, that our existing licenses or new licenses, if obtained, will not terminate, or that they will be renewed. The failure to obtain, the termination of, or the failure to renew any of these licenses would have a material adverse effect on our pre-clinical and clinical programs and may cause us to suspend or cease our operations. In addition, we cannot assure you that these licenses will remain in good standing or that the technology we have licensed under these agreements has been adequately protected or is free from claims of infringement of the intellectual property rights of third parties.

Pursuant to the terms of the licenses and any agreements we may enter into in the future, we are and could be obligated to exercise diligence in bringing potential products to market and to make license payments and certain potential milestone payments that, in some instances, could be substantial. We are obligated and may in the future be obligated, to make royalty payments on the sales, if any, of products resulting from licensed technology and, in some instances, may be responsible for the costs of filing and prosecuting patent applications. Because we require additional funding, we may not be able to make payments under current or future license agreements, which may result in our breaching the terms of any such license agreements. Any breach or termination of any license could have a material adverse effect on our business, financial condition, and results of operations.

MUCH OF OUR POTENTIAL SUCCESS AND VALUE LIES ON OUR OWNERSHIP AND USE OF INTELLECTUAL PROPERTY AND, AS A RESULT, OUR FAILURE TO PROTECT OUR INTELLECTUAL PROPERTY COULD NEGATIVELY AFFECT US.

Confidentiality

Since some of our technology is not patented or licensed but protected by the law of trade secrets, our ability to maintain the confidentiality of our technology is crucial to our ultimate possible commercial success. In order to protect our confidential information, we have adopted the following procedures:

-	all of our employees must sign and are bound by confidentiality agreements;

-	no sensitive or confidential information is disclosed to any party unless appropriate confidential disclosure agreements are first signed; and

-
all confidential material that is provided to a party is marked as confidential and is requested to be returned when the user no longer has a need to have the material, or when the term of any applicable confidential disclosure agreement governing the use of the material expires.

We are unaware of any violations of our confidentiality procedures, and to date we have never experienced a violation of our confidentiality procedures that has caused our company material harm. Nevertheless, we cannot assure you that our procedures to protect confidentiality are effective, that third parties will not gain access to our trade secrets or disclose our technology, or that we can meaningfully protect our rights to our trade secrets. We cannot prevent a person from violating the terms of any confidential disclosure agreement. Furthermore, by seeking patent protection in various countries, it is inevitable that important technical information will become available to our competitors, through publication of such patent applications. If we are unable to maintain the confidentiality of our technology in appropriate circumstances, this could have a material adverse impact on our business, financial condition, and results of operations.

Our Patents

Our success depends in part on our ability to obtain patents, operate without having third parties circumvent our rights, operate without infringing the proprietary rights of third parties, and maintain trade secret protection. As of the date of this registration statement, we had 46 issued patents and 141 pending patent applications relating to our various technologies in the United States, Canada, the European Union, and other countries, of which we have been granted 6 patents in the United States. The expiry date for these 6 are: 5/13/2016, 1/17/2017, 6/15/2019, 11/12/2019, 8/18/2020 and 5/11/2021. The dates reflecting the expiration date of the longest-lived patent rights listed herein do not take into consideration the possibility that a failure to maintain these patents, a terminal disclaimer or other future actions may affect the actual expiration date of the patents. Pending applications may never mature into patents, which could affect the lifespan of certain licenses. Finally, future applications could result in the extension of the license term beyond the dates listed above.

The patent position of pharmaceutical and biotechnology companies is uncertain and involves complex legal and financial questions for which, in some cases, important legal principles are largely unresolved. Patent offices vary in their policies regarding the breadth of biopharmaceutical patent claims that they allow. In addition, the coverage claimed in a patent application can be significantly reduced during prosecution before a patent is issued. We may not be granted patents of meaningful scope based on the applications we have filed and those we intend to file. We cannot assure you that our pending patent applications will result in patents being granted, that we will develop additional proprietary products that are patentable, that patents that have already been granted to us will provide us with any competitive advantage or will not be challenged or invalidated by any third parties, or that patents of others will not have an adverse effect on our ability to do business. In addition, the laws of certain foreign countries do not protect intellectual property rights to the same extent as do the laws of Canada or the United States. We cannot assure you that others will not independently develop similar products or processes, duplicate any of our products or processes, or design around the products or processes we may patent.

Our Patent Policy

We pursue a policy of obtaining patent protection both in the U.S. and in selected foreign countries for subject matter considered patentable and important to our business. Our patent portfolio currently includes patents with respect to our unique approaches to immunotherapy, compositions of matter, their immunological utilities, broad claims to therapeutic methods, specific claims for use of these compositions to treat various disease states, and the pharmaceutical formulation of these compositions. We have also sought patent protection with respect to embolotherapy, related compounds, methods and strategies for therapy, routes of administration and pharmaceutical formulations. In addition, a portion of our proprietary position is based upon the use of technology and products we have licensed from others, including the master cell bank licensed from Biomira Inc. for OvaRex® MAb. The license agreement generally requires ViRexx to pay royalties upon commercialization of products covered by the licensed technology. We currently have exclusive licenses from the University of Alberta to 2 patent applications

Third Party Patents

Our commercial success also depends significantly on our ability to operate without infringing the patents and other proprietary rights of third parties. From time to time, companies may possess rights to technologies in the same areas of research and development as ours, may have patents similar to ours, and may notify us that we may require licenses from them in order to avoid infringing their rights in that technology or in order to enable us to commercialize our own technology. Patent applications are, in many cases, maintained in secrecy until patents are issued. Our competitors or potential competitors may have filed applications for, or may have received patents and may obtain additional and proprietary rights to compounds or processes used by us or are competitive with ours. The publication of discoveries in the scientific or patent literature frequently occurs substantially later than the date on which the underlying discoveries were made and patent applications are filed. In the event of infringement or violation of another party’s patent, we may be prevented from pursuing product development or commercialization. In addition, we may be required to obtain licenses under patents or other proprietary rights of third parties. We cannot assure you that any licenses required under such patents or proprietary rights will be available on terms acceptable to us. If we do not obtain such licenses, we could encounter delays in introducing one or more of our products to the market, without infringing third party patents, or we could find that the development, manufacturing or sale of products requiring these licenses could be foreclosed.

Patent Litigation

Patent litigation is becoming widespread in the biopharmaceutical industry and we cannot predict how this will affect our efforts to form strategic alliances, conduct clinical testing, or manufacture and market any of our product candidates that we may successfully develop. We are unaware of any potential issues related to our possible infringement or violation of another party’s patent. If challenged, however, our patents may not be held to be valid. We could also become involved in interference or impeachment proceedings in connection with one or more of our patents or patent applications to determine priority of invention. If we become involved in any litigation, interference, impeachment, or other administrative proceedings, we will likely incur substantial expenses and the efforts of our technical and management personnel will be significantly diverted. We have the obligation to protect and bear the cost of defending the patent rights of the patents we own. With respect to our licensed patents we have the right but not the obligation to bear the cost of defending patent rights from third parties. A decision to pursue a patent infringement action may be prohibitively expensive.

More specifically, we cannot assure you that we will have the financial or other resources necessary to enforce or defend a patent infringement or proprietary rights violation action. Moreover, if our products infringe the patents, trademarks, or proprietary rights of others, we could, in certain circumstances, become liable for substantial damages, which also could have a material adverse effect on our business, financial condition, and results of operations. Where there is any sharing of patent rights, either through co-ownership or different licensed "fields of use", one owner’s actions could lead to the invalidity of the entire patent.

In relation to the License Agreement established between us and Biomira Inc. dated November 24th, 1995, we are responsible for the maintenance of existing patents and the prosecution of all patent applications related to the licensed technology. In addition, we are responsible for the payment of all fees and costs incurred related to the filing, prosecution and maintenance of the patent applications and patents included in the licensed technology.

In relation to the License Agreement established between us and the Governors of the University of Alberta (“U of A”) for the rights to use Methods of Eliciting a Th1-specific Immune Response, the U of A is responsible for the maintenance of existing and prosecution of all patent applications related to the licensed technology. As of the effective date of the agreement, May 1, 2002, we are responsible for the payment of all fees and costs incurred by the U of A related to the filing, prosecution and maintenance of the patent applications and patents included in the licensed technology. These obligations are not considered material.

OUR BUSINESS IS SUBJECT TO SIGNIFICANT GOVERNMENT REGULATION AND FAILURE TO ACHIEVE REGULATORY APPROVAL OF OUR DRUG CANDIDATES WOULD SEVERELY HARM OUR BUSINESS.

The FDA regulates the development, testing, manufacture, record-keeping, labeling, distribution, and promotion of pharmaceutical products in the United States pursuant to the Food, Drug, and Cosmetic Act and related regulations. We must receive premarket approval by the FDA prior to commercial sale in the U.S. of any of our product candidates. Similar regulations are enforced by Health Canada and by other regulatory agencies in each jurisdiction in which we seek to do business. The regulatory review process is lengthy and expensive, and the outcome of the approval process is uncertain. Before receiving approval we must acquire and submit extensive preclinical and clinical data and supporting information for each indication to establish the safety and efficacy of our drug candidates. In addition, we must show that we can produce our drug candidates consistently at quality levels suitable for administration in humans in accordance with a complex set of regulations known as current Good Manufacturing Practices (cGMP’s). Premarket approval is a lengthy and expensive process and takes several years. Future legislation or changes in FDA policy may change during the period of product development and clinical trials. We may not be able to obtain FDA approval or approval from other regulatory agencies for any commercial sale of any drug candidate. We may encounter delays or rejections in the regulatory approval process at any time. Even if approval is obtained, the FDA may determine that additional clinical trials are required after marketing has begun. Except for any potential licensing or marketing arrangements with other pharmaceutical or biotechnology companies, we will not generate any revenues in connection with our drug candidates unless and until we obtain clearance from the FDA, Health Canada or comparable agencies in each market to commercialize our products. Given the uncertainty, extensive time, and financial expenditures involved in moving a drug through the regulatory and clinical trial process in Europe, Canada, the United States, and elsewhere, we may never be able to successfully develop safe, commercially viable products. If we are unable to do so, we may have to cease operations.

WE ARE DEPENDENT ON THE SUCCESSFUL OUTCOME OF PRECLINICAL TESTING AND CLINICAL TRIALS.

None of our product candidates are currently approved for sale by the FDA, by Health Canada or by any other regulatory agency in the world, and they may never receive approval for sale or become commercially viable. Before obtaining regulatory approval for sale, each of our product candidates must be subjected to extensive preclinical and clinical testing to demonstrate safety and efficacy for each proposed indication for human use. Our success will depend on the successful outcome of our preclinical testing and clinical trials.

There are multiple risk factors associated with conducting clinical trials of our investigational drug and device products. There may be unforeseen delays in identifying and reaching agreement on acceptable terms with institutional review boards of clinical trial providers with respect to proposed clinic study protocols. There may also be delays in reaching satisfactory financial agreements with prospective clinical trial sites and the investigators themselves.

There may be regulatory delays of clinical trials related to obtaining U.S. Food and Drug Administration ("FDA"), Health Canada, European Medicines Agency ("EMEA"), or other regulatory agency clearance to begin patient treatment in a clinical trial. A common issue in conducting clinical trials are the delays encountered in the enrollment of patients, which may significantly prolong the length of time required to conduct clinical studies.

A prime risk factor of clinical trials is that the study outcome may reveal that the product candidate does not demonstrate the anticipated level of effectiveness in the target patient population, which will affect the approvability of the product by regulatory agencies. Similarly, clinical trials may show that an investigational product causes adverse events in the patients that are unacceptable in nature or frequency in the intended patient population to be treated with the drug.

Our most advanced product candidate, OvaRex® MAb is in Phase III clinical testing in the United States, and our second most advanced product candidate Occlusin’ Injection is in Phase I clinical trials. Historically, the results from preclinical testing and from early clinical trials often have not been predictive of results obtained in later clinical trials. Frequently, drugs that have shown promising results in preclinical or early clinical trials subsequently fail to demonstrate sufficient evidence of safety or effectiveness necessary to obtain regulatory approval. Our success will depend on the success of our current clinical trials and subsequent clinical trials that have not yet begun. Moreover, regulatory agencies such as the FDA and Health Canada may impose specific standards on the evaluation of tumor response in individual patients which may differ from those of ViRexx or its clinical advisors. These different standards may lead the regulatory agency to conclude that study subjects receiving any of ViRexx’s product candidates have had a more modest clinical response than did ViRexx or its clinical advisors.

In addition to the risks mentioned, there are a number of other difficulties and risks associated with clinical trials. The possibility exists that:

(a)	we may discover that our product candidates may cause, alone or in combination with another therapy, unacceptable side effects or are not effective at all;
(b)	we may discover that our product candidates, alone or in combination with another therapy, does not exhibit the expected therapeutic results in humans;
(c)	results from early trials may not be predictive of results that will be obtained from large-scale, advanced clinical trials as mentioned above;
(d)	we or the FDA or other regulatory agencies may suspend the clinical trials of one or more of our product candidates;
(e)	patient recruitment may be slower than expected;
(f)	patients may drop out of our clinical trials; and
(g)	there may be cost overruns.

Although the U.S. FDA has given OvaRex® MAb orphan drug status for its use in ovarian cancer, this status does not diminish any of the requirements for market approval. Given the uncertainty surrounding the regulatory and clinical trial process, we may not be able to develop safety, efficacy or manufacturing data necessary for approval of our product candidates. In addition, even if we receive approval, such approval may be limited in scope and affect the commercial viability of such product candidate. If we are unable to successfully obtain approval to commercialize any product candidate, this would materially harm our business, impair our ability to generate revenues and adversely impact our stock price.

DELAYS IN CLINICAL TRIALS WILL CAUSE US TO INCUR ADDITIONAL COSTS, WHICH COULD JEOPARDIZE THE TRIALS AND ADVERSELY AFFECT OUR LIQUIDITY AND FINANCIAL RESULTS.

Due to the high costs of clinical trials, a delay in our trials, for any reason, will require us to spend additional funds to keep our product candidates moving through the regulatory process. If we do not have or cannot raise the necessary additional funds, the testing of our product candidates could be cancelled. If we are required to spend additional funds, it will require us to spend funds that could have been used for other purposes and could adversely affect our liquidity and financial results.

WE RELY ON CLINICAL INVESTIGATORS AND CONTRACT RESEARCH ORGANIZATIONS TO CONDUCT OUR CLINICAL TRIALS.

We rely, in part, on independent clinical investigators and contract research organizations to conduct our clinical trials. Contract research organizations also assist us in the collection and analysis of the data generated from these clinical trials. These investigators and contract research organizations are not our employees and we cannot control, other than by contract, the amount of resources, including time, that they devote to our product candidates and our clinical trials. If independent investigators fail to devote sufficient resources to our clinical trials, or if their performance is substandard, these factors may delay any possible approval and commercialization of our product candidates and could harm our chances of obtaining regulatory approval. Further, most national regulatory agencies require that we comply with standards, commonly referred to as "good clinical practice", for conducting, recording, and reporting clinical trials to assure that data and reported results are credible and accurate and that the rights, integrity, and confidentiality of trial subjects are protected. If our independent clinical investigators and contract research organizations fail to comply with good clinical practice, the results of our clinical trials could be called into question and the clinical development of our product candidates could be delayed or halted. The failure of clinical investigators and contract research organizations to meet their obligations to us or comply with good clinical practice procedures could adversely affect the clinical development of our product candidates, and have a material adverse effect on our business, financial condition, and results of operations.

WE ARE DEPENDENT ON STRATEGIC PARTNERS AS PART OF OUR PRODUCT DEVELOPMENT STRATEGY, AND WE WOULD BE NEGATIVELY AFFECTED IF WE ARE NOT ABLE TO INITIATE OR MAINTAIN THOSE RELATIONSHIPS.

If any of our product candidates in addition to OvaRex® MAb advance to, and subsequently successfully complete, Phase II clinical trials, we intend to either finance further clinical development ourselves, or enter into strategic partnerships whereby third parties will finance further clinical development, such as Phase III clinical trials. We cannot assure you, however, that we will be able to find partners and establish such relationships on favorable terms, if at all, or that any such future arrangements will be successful.

Should any partner fail to develop or commercialize successfully any product candidates to which it has rights, our business, financial condition, and results of operations may be adversely affected. The failure of any collaborative partner to continue funding any particular program, for any reason, could delay or halt the development or commercialization of any products arising out of a particular program. In addition, we cannot assure you that any of our future partners would not pursue alternative technologies or develop alternative product candidates either on their own or in collaboration with others, including our competitors, as a means for developing treatments for the diseases targeted by our programs.

THERE ARE RISKS INHERENT IN RELYING ON A SOLE SOURCE SUPPLIER FOR SOME OF OUR MATERIALS.

We are reliant upon the supply of raw materials from key suppliers in the manufacture of our product candidates. These key suppliers currently meet our manufacturing requirements but they could default in the supply of the raw material for several reasons, including insolvency, lack of regulatory compliance, inability to manufacture sufficient quantities of the raw material, fire, and natural disasters. Although we have made every effort to identify alternate source suppliers of these raw materials, there is no guarantee that supply agreements would be established with these suppliers if the primary supplier defaults in the supply of raw material. If we are unable to procure the requisite raw materials for the manufacture of product candidates, then we might not be able to manufacture sufficient quantities of the drug candidate for pre-clinical and clinical testing purposes.

Protein Sciences Corporation (“PSC”) is the sole supplier of GMP products for our clinical trials in hepatitis B. However the technology is readily transferable to a third party manufacturer if there is a long-term disruption in clinical material from PSC. The actual cost of having multiple suppliers for early stage clinical trials outweighs the theoretical disruptions in material from PSC.

Regarding the manufacture of Occlusin™ 50 Injection we have established a Material Transfer Agreement with the supplier of von Willebrand factor. Sufficient quantities of the Occlusin™ 50 Injection product candidates have been manufactured to complete Phase I clinical testing.

WE RELY ON OUR STRATEGIC RELATIONSHIP WITH UNITED THERAPEUTICS

In April 2002, our subsidiary, AltaRex, entered into an Exclusive License Agreement with United Therapeutics Corporation (“United Therapeutics”) for the development and commercialization of OvaRex® MAb and four other monoclonal antibodies worldwide, with the major exception of the member nations of the European Union and certain other countries. In August of 2003, the Exclusive License Agreement was extended to include Germany. Under the Exclusive License Agreement, United Therapeutics is responsible for the development of our intellectual property with respect to the five antibodies, including the commercialization of the five antibodies in the licensed territory. In particular, United Therapeutics has agreed to pay us certain amounts based upon the achievement of specified milestones together with royalties based upon sales of products utilizing or incorporating the licensed technology sold in the licensed territory. If United Therapeutics does not devote the resources necessary or does not advance the clinical development of the products, particularly OvaRex® MAb, we will be materially adversely affected.

WE RELY ON COLLABORATIVE ARRANGEMENTS FOR MANUFACTURING OUR CLINICAL TRIAL MATERIAL AND PRODUCT CANDIDATES

We can make no assurance that United Therapeutics will be able to enter additional collaborations on terms that are acceptable to us. ViRexx and its collaborators may not manufacture antibodies or fill vials, and will seek to enter into agreements with third parties to manufacture its antibodies (or alternatively, to consider direct manufacturing) and to fill vials. Pursuant to the Draximage Alliance Agreement, Draximage Inc. previously filled OvaRex® MAb vials for clinical trials and may have had certain contingent rights with respect to the manufacture and/or marketing in Canada of the OvaRex® MAb vials. Effective February 2, 2004 the Draximage Alliance Agreement was terminated. United Therapeutics is now working with other vendors to fill OvaRex® MAb vials. AltaRex Corp. previously worked with Lonza Biologics plc on the production of cell culture-based OvaRex® antibody and had subsequently transferred its proprietary cell culture manufacturing processes and the development responsibilities to Abbott Laboratories. Effective, December 15, 2003, the manufacturing and development responsibilities of Abbott Laboratories were terminated. We are now reliant upon United Therapeutics for all manufacturing responsibilities. We can make no assurance that delays will not be encountered in the remaining product development and manufacturing activities required for regulatory filings for OvaRex® MAb, or that United Therapeutics’ manufacturing decisions would be appropriate for ViRexx and its other collaborators. Also, if long-term arrangements for the production of OvaRex® MAb and other antibodies cannot be entered into, we may experience delays in the development and commercialization of its products. In addition, if these contract suppliers fail to perform under the terms of the agreement, we may incur significant costs.

Scaling-up production and producing multiple consistency lots of cell culture-derived materials will enable us and United Therapeutics to further pursue regulatory approval and commercialization of OvaRex® MAb. Such regulatory approval and commercialization is dependent upon our and United Therapeutics’ ability to achieve such improvements in production.

WE ARE REQUIRED TO COMPLY WITH REGULATIONS WHICH ARE ADMINISTERED BY REGULATORY AUTHORITIES IN CANADA, UNITED STATES AND EUROPE.

Regulations imposed by governmental drug regulatory agencies in the U.S., Canada, and other countries are a significant factor in the conduct of the research, development, manufacturing and eventual marketing activities of our candidate products. In the U.S., drug and device products are subject to regulation by the FDA. In Canada, these activities are regulated by Health Canada, and in Europe by EMEA. Regulators in the U.S., Canada and Europe follow much the same drug and device approval process. Companies must establish that their candidate products are safe and effective and that their manufacture complies with GMP before they are allowed to market a new drug or device product in that regulatory jurisdiction.

The regulatory process for the approval of a new drug or biologic includes the submission of satisfactory pre-clinical studies, suitable manufacturing and quality control information, and definitive evidence of safety and efficacy of the drug from clinical trials.

The purpose of the pre-clinical studies is to determine the safety, dosage, and pharmacologic parameters of a new drug in animals before it is administered to humans. These studies involve extensive testing on laboratory animals to determine if a potential therapeutic product has utility in an in vivo disease model and has any toxic effects. The data from pre-clinical studies together with the product manufacturing information are presented in the form of an Investigational New Drug (IND) submission (USA) or Clinical Trial Application (CTA) (Canada and Europe) to the regulatory agency in the country where clinical studies are to be conducted. In the U.S. and Canada, clinical studies may begin 30 days after the IND or CTA application is filed unless the company is notified of deficiencies in the submission.

The duration of the clinical trials and number of subjects required to meet the requirements of the various governmental agencies vary in accordance with, inter alia, the disease studied, the seriousness of the side effects, and the nature of the proposed treatment.

Phase I clinical studies are commonly performed in healthy volunteers or, more rarely when the therapeutic agent is relatively toxic, in selected patients with the serious or fatal disease or disorder that is to be treated by the drug. The objective of these studies is to investigate the safety of the treatment, the dose and dosage regimen, as well as pharmacokinetic and pharmacodynamic properties of the drug candidate. Pharmacologic parameters such as the rates of absorption, distribution, metabolism and excretion of the drug are investigated in Phase I clinical studies.

In Phase II clinical studies, further evidence is sought regarding the pharmacological effects of the drug and the desired therapeutic efficacy in patients with the targeted disease. In this stage of development of the drug, efforts are made to evaluate the effects of various dosages and to establish an optimal dosage level and dosage schedule. Additional safety data is also to be gathered from these studies.

Phase IIB studies may be undertaken for serious or fatal diseases for which there is no adequate treatment, and for which an accelerated approval of the product for marketing is possible. However, the approval is conditional upon the completion of subsequent Phase III trials. Phase IIB studies incorporate certain design and control features of both Phase II and III studies. If data collected from Phase IIB trials are statistically significant, authorization for accelerated approval may be sought from the appropriate regulatory agencies.

Phase III clinical studies consist of expanded, large-scale studies of patients with the targeted disease or disorder and are designed to obtain definitive statistical evidence of the efficacy and safety of the drug or therapeutic agent in comparison with standard therapy for the disease.

The FDA, Health Canada, or EMEA may interrupt clinical studies at any stage during its development if the health of the patients is threatened or the side effects are not commensurate with the drug’s anticipated benefits.

Even if regulatory approval to market a pharmaceutical product is obtained from FDA, Health Canada or EMEA, the company may have to expend substantial time and resources to obtain similar regulatory approval to sell the product in other regulatory jurisdictions. This could limit the market opportunity for the product until regulatory approval is obtained in the other markets and this would adversely affect the operating results of the company.

EVEN IF OUR PRODUCT CANDIDATES RECEIVE ALL OF THE REQUIRED REGULATORY APPROVALS, WE HAVE NO GUARANTEE OF MARKET ACCEPTANCE OR COMMERCIALIZATION OF THE RESULTING PRODUCTS, WHICH WILL BE DETERMINED BY OUR SALES, MARKETING, AND DISTRIBUTION CAPABILITIES AND THE POSITIONING AND COMPETITIVENESS OF OUR PRODUCTS, COMPARED WITH ANY ALTERNATIVES.

Even if our product candidates receive all necessary regulatory approvals and clearances, they may not gain market acceptance among physicians, patients, healthcare payors, and the medical community. The degree of market acceptance of any product that we may develop will depend on a number of factors, including marketing and distribution support for the products, establishment and demonstration of the cost-effectiveness of the products, and the potential advantage of our products over any alternatives. Even after successful commercialization of one or more products, we may never achieve profitability. We currently do not have any sales, marketing, or distribution capabilities, and therefore must either acquire or internally develop sales, marketing, and distribution capabilities or make arrangements with third parties to perform these services.

If our product candidates demonstrate sufficient clinical benefit to obtain regulatory approval for marketing, we intend to seek third parties as partners to market, sell, and distribute such products. These distribution partners may not promote our products as aggressively as we would like, may not be successful in their sales and distribution efforts, may experience financial difficulty or lack the marketing or financial ability to adequately market our products, or may fail to promote our products altogether. Third party marketers may be involved in the sale of competing products and fail to market our products due to this conflict. In addition, if the profit margins on our product do not favourably compare with other products being marketed by a third party marketer, our products may not be promoted as readily. As in the case of any contractual relationship if either party defaults under the marketing agreement, sales of our product may suffer. If we terminate a marketer of our products, we may not be able to find an immediate replacement. Any of these events would have a material adverse effect on our business, financial condition, and results of operations. These events may also lead us to try to establish our own marketing and sales force. The acquisition or development of a sales and distribution infrastructure would require substantial resources, which may divert the attention of our management and key personnel, and have a negative impact on our product development efforts. Moreover, we may not be able to establish in-house sales and distribution capabilities or relationships with third parties.

If successfully developed, our products will compete with a number of drugs and therapies currently manufactured and marketed by major pharmaceutical and other biotechnology companies. These products may also compete with new products currently under development by other pharmaceutical and biotechnology companies, and with products which may cost less than our products or may be more effective than our products. If our products do not achieve significant market acceptance, our business, financial condition, and results of operations will be materially adversely affected.

REIMBURSEMENT PROCEDURES AND FUTURE HEALTHCARE REFORM MEASURES ARE UNCERTAIN AND MAY ADVERSELY IMPACT OUR ABILITY TO SUCCESSFULLY SELL OR LICENSE ANY PHARMACEUTICAL PRODUCT.

If any of our potential products is approved for commercialization by national regulatory authorities, the extent of sales will depend upon the availability of reimbursement from third-party payors such as Medicare in the United States and similar government health administration authorities in other countries, as well as private health insurers and other organizations. Our ability to successfully sell or license any pharmaceutical product will depend in part on the extent to which government health administration authorities, private health insurers and other organizations will reimburse patients or providers for the costs of any future pharmaceutical products and related treatments. Each jurisdiction has its own regulatory scheme. Significant variation exists as to the reimbursement status of newly approved healthcare products, and we cannot assure you that adequate third party coverage will be available to establish price levels sufficient for us to realize an appropriate return on our investment in developing new products or for existing products. Increasingly, government and other third-party payors are attempting to contain health care costs by limiting both coverage and the level of reimbursement for new therapeutic products. Reimbursement levels may be related to issues of cost-effectiveness, which are evaluated differently in different jurisdictions. Inadequate coverage or reimbursement could adversely affect market acceptance of our products. Recently, the prices of medical products and services have been examined and challenged by third parties and consumers of such products and services. Successful challenges or government reform in this area could negatively affect our profitability.

In the United States, government and other third-party payers have sought to contain healthcare costs by limiting both coverage and the level of reimbursement for new pharmaceutical products approved for marketing by the FDA. In some cases, these payers may place conditions on the use of new products which limit their market penetration or may refuse to provide any coverage for uses of approved products to treat medical conditions even though the FDA has granted marketing approval. Healthcare reform may increase these costs containment efforts. U.S. managed care organizations and government health insurance programs may seek to restrict the use of new products, delay authorization to use new products or limit coverage. New rule making by the Center for Medicare and Medicaid Services could affect drug coverage and payments by Medicare. Internationally, where national healthcare systems are prevalent, little if any funding may be available for new products, and cost containment and cost reduction efforts can be more pronounced than in the United States.

COMPETITIVE PRODUCTS AND TECHNOLOGIES MAY REDUCE DEMAND FOR OUR PRODUCT CANDIDATES AND TECHNOLOGIES.

Our success depends upon maintaining our competitive position in the research, development, and commercialization of products and technologies in our area of expertise. Competition from pharmaceutical, chemical and biotechnology companies, and universities and research institutes is intense and expected to increase. Many of these competitors have substantially greater research and development capabilities, experience in manufacturing, marketing, financial, and managerial resources than we do and represent significant competition for us.

We do not have access to reliable information which discloses the market share of any of our competitors within each of our market segments. In each of our market areas we have discussed competition under the relevant product candidate heading:

Occlusion’ Injection (p.49) (T-ACT’ Technology).

Biosphere Medical Inc.:

Biosphere Medical Inc.’s Embosphere™ microsphere technology is the perceived market leader in the area of embolotherapy. This company has developed several forms of its acrylic-based microspheres to treat both liver cancer and uterine fibroids. Embosphere™ Microspheres was recently approved by the FDA for the treatment of uterine fibroids.

Cook Incorporated:

Cook Incorporated markets polyvinyl alcohol (“PVA”) foam particles. This company markets several different sizes of the particles to block various sizes of blood vessels. Cook Incorporated also markets materials such as catheters required in UFE procedures. PVA particles are inert and serve only to physically interfere with the blood flow to the target tissue. In addition, the irregular shape of the PVA particles can result in clogging of the delivery catheter.

OvaRex (see p. 39-40): To our knowledge there are no products available for commercial sale or under development for the treatment of advanced ovarian cancer or during the watchful waiting period.

Chimigen (see p. 42-43 for detailed discussion of competition): There are a number of anti-viral drugs approved for use in treating chronically infected patients, including lamivudine and alpha-interferon. They suppress viral replication in chronically infected individuals, but do not usually cure the patient.

Oxxon Therapeutics Ltd. and Enzo Therapeutics have therapeutic vaccines in Phase II development. Innogenetics N.V. has completed a Phase I study with a therapeutic vaccine.

We cannot assure you that developments by others will not render our product candidates or technologies non-competitive or obsolete, or that we will be able to achieve the level of acceptance within the medical community necessary to compete successfully. We are aware of several potential competitors that are at various stages of development or that have commercial sales of products that may address similar cancer indications. The success of our competitors and their products may have a material adverse impact on our business, financial condition, and results of operations.

OUR INDUSTRY IS CHARACTERIZED BY RAPID CHANGE AND A FAILURE BY US TO REACT TO THESE CHANGES COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS.

The biotechnology industry is characterized by rapid and substantial technological change. Alternative forms of medical treatment may render our technologies or product candidates of lower or no value in the future. Our future success depends on our ability to adapt to this change and keep pace with new technological developments and emerging industry standards, and we cannot assure you that we will be able to do so.

IF WE FAIL TO HIRE OR RETAIN NEEDED PERSONNEL, THE IMPLEMENTATION OF OUR BUSINESS PLAN COULD SLOW AND FUTURE GROWTH COULD SUFFER.

Our success depends in large part upon our ability to attract and retain highly qualified scientific and management personnel. Competition to retain personnel in the biotechnology field from other companies, academic institutions, government entities, and other organizations is intense. We cannot assure you that we will retain our current personnel and will be able to continue to attract qualified personnel, and any failure to do so could slow implementation of our business plan or future growth. To date, however, we have had no difficulties attracting and retaining highly qualified scientific and management personnel. Additionally, none of our scientific or management personnel have indicated that they have plans to retire or leave our company in the foreseeable future except for Dr. Antoine Noujaim who is taking an extended leave of absence due to illness. He has been replaced as CEO by Dr. Lorne Tyrrell. In addition our CFO has resigned and been replaced by Marc Canton as acting CFO. We are actively recruiting another CFO.

THE LOSS OF THE SERVICES OF OUR CHIEF EXECUTIVE/CHIEF SCIENTIFIC OFFICER COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS.

We are highly dependent on the knowledge and services of our Chief Executive/Chief Scientific Officer. If we were to lose his services, it would be difficult and costly to find a replacement, it would have a severe impact on the implementation of our business plans and our future growth would suffer.

WE ARE RELIANT ON A KEY EMPLOYEE.

Dr. Lorne Tyrrell would be the only person employed by us we would consider a key employee upon whom we are dependent. He occupies the dual roles of Chief Executive Officer and Chief Scientific Offcer. We do not have "key person" insurance with respect to our Chief Executive/Chief Scientific Officer. ViRexx and Dr. Tyrrell have entered into an employment agreement that may be terminated by either party on two months’ written notice without cause or by us without prior notice for reasons of just cause. The term is a continuing term until either party terminates. There are no other members of our management or scientific staff whose departure would have a material effect on our business. We have not had any problems attracting and retaining qualified employees.

WE CONDUCT CERTAIN ELEMENTS OF OUR BUSINESS INTERNATIONALLY, AND THE DECISIONS OF SOVEREIGN GOVERNMENTS COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR FINANCIAL CONDITION.

We may conduct certain elements of our business internationally. We are conducting clinical trials in Canada. We intend to, and may conduct clinical trials in other jurisdictions. Sovereign governments, including Canada, may establish laws or regulations that will be deleterious to our interests or that will affect our ability, as a foreign corporation, to obtain access to regulatory agencies in foreign jurisdictions. Governments have also, from time to time, established foreign exchange controls which could have a material adverse effect on our business, financial condition, and results of operations. To date, neither our operations nor our financial condition have been materially impacted due to laws or regulations of sovereign governments.

OUR OPERATING RESULTS MAY BE SUBJECT TO CURRENCY FLUCTUATIONS, AS OUR OPERATIONS ARE BASED LARGELY IN CANADA, WHILE SOME OF OUR EXPENSES ARE IN U.S. DOLLARS OR OTHER FOREIGN CURRENCIES.

Our operations are based in Canada, while some of our expenses, in particular those related to clinical trials, are in U.S. dollars or currencies other than Canadian dollars. As at September 30, 2005, approximately 70% of our payments made in relation to accounts payable were made in Canadian dollars, approximately 30% were made in U.S. dollars. The exchange rates among the Canadian dollar, the U.S. dollar, and other foreign currencies are subject to daily fluctuations in the currency markets and these fluctuations in market exchange rates are expected to continue in the future. We do not engage in currency hedging activities to limit the risks of these fluctuations. We are subject to risks associated with these currency fluctuations which may, from time to time, impact our financial position and results of operations.

OUR INSURANCE MAY NOT BE SUFFICIENT AND WE MAY BE EXPOSED TO LAWSUITS AND OTHER CLAIMS RELATED TO OUR PRODUCT CANDIDATES IN CLINICAL STUDIES AND PRODUCT LIABILITY WHICH COULD INCREASE OUR EXPENSES, HARM OUR REPUTATION, AND KEEP US FROM GROWING OUR BUSINESS.

The sale and use of human therapeutic products, including those products we are developing, involve an inherent risk of product liability claims and adverse publicity. Clinical studies include trials on humans. These studies create a risk of liability for side effects to participants resulting from an adverse reaction to the medications being tested or resulting from negligence or misconduct. While we currently maintain limited insurance related to our ongoing clinical trials, we cannot assure you that this insurance will continue to be available to us on commercially reasonable terms. Any claims might also exceed the amounts of this coverage. If we are unable to obtain our insurance at reasonable rates or otherwise protect ourselves against potential liability proceedings, we may be required to slow down any future development of products or may even be prevented from developing the products at all. Our obligation to pay indemnities or withdraw a product candidate from clinical trials following complaints could have a material adverse effect on our business, financial condition, and results of operations. Claims against us, regardless of their merit or potential outcome, may also result in severe public relations problems that could seriously damage our reputation and business viability.

In addition, certain drug retailers require minimum product liability insurance coverage as a condition of purchasing or accepting products for retail distribution. If any of our product candidates are successfully developed and approved for commercial sale, it is our intention to obtain adequate product liability insurance before the products are marketed. Failure to satisfy these insurance requirements could impede our ability or that of any potential distributors of our products to achieve broad retail distribution of these products, which would have a material adverse effect on our business, financial condition, and results of operations.

We believe that our insurance coverage is consistent with that of similar companies in our industry. Our insurance coverage limitations are:

(a)	General Commercial Liability: $10,000,000 aggregate, $5,000,000 per occurrence
(b)	Property All Risks: $2,247,400
(c)	Directors & Officers: $2,000,000
(d)	Clinical Trial: $3,000,000 aggregate and per occurrence

WE USE HAZARDOUS MATERIALS THAT ARE HIGHLY REGULATED AND WE MAY BE EXPOSED TO POTENTIAL LIABILITY IN THE EVENT OF AN ACCIDENT INVOLVING THESE MATERIALS; OUR COMPLIANCE WITH ENVIRONMENTAL REGULATIONS COULD BE COSTLY IN THE FUTURE.

Our discovery and development processes involve the controlled use of radioactive and hazardous materials. We are subject to Canadian federal, provincial, and local laws and regulations governing the use, manufacture, storage, handling and disposal of these materials and certain waste products. The risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of an accident of this nature, we could be held liable for any damages that result and any liability of this kind could exceed our resources and, if so, we may have to cease operations. We have general liability insurance which may not be sufficient to cover the cost of any injuries or other damage sustained in respect of these risks. Our coverage limitations under our insurance policies are described above under "OUR INSURANCE MAY NOT BE SUFFICIENT AND WE MAY BE EXPOSED TO LAWSUITS AND OTHER CLAIMS RELATED TO OUR PRODUCT CANDIDATES IN CLINICAL STUDIES AND PRODUCT LIABILITY WHICH COULD INCREASE OUR EXPENSES, HARM OUR REPUTATION, AND KEEP US FROM GROWING OUR BUSINESS". We cannot assure you that we will not be required to incur significant costs to comply with environmental laws and regulations in the future, or that our operations, business, or assets will not be materially adversely affected by current or future environmental laws or regulations.

IT IS POSSIBLE THAT OUR AIT’, CHIMIGEN’ AND T-ACT’ TECHNOLOGIES HAVE ADVERSE SIDE EFFECTS OR CAUSE UNDESIRABLE REACTIONS ALTHOUGH WE ARE NOT AWARE OF ANY AT PRESENT.

AIT

Since the foundation of the AIT’ platform is based on the use of small amounts of foreign antibodies, there is a risk that such antibodies will induce an undesired anaphylactic shock.

Chimigen

Since the Chimigen molecule also incorporates a segment of a foreign antibody as does AIT, it is conceivable that adverse events similar to those described for AIT above could occur. In addition, because the premise behind the clinical application of the Chimigen for the therapy of Hepatitis B and C is based on activating a specific set of cytotoxic lymphocytes, it is possible that such cells may adversely affect the patient’s liver cells harbouring the virus. Although extensive animal preclinical tests have not demonstrated such effects, ViRexx cannot guarantee that this will be the case in humans.

T-ACT

A potential risk in the application of this technology which is based on the induction of a specific platelet clot at the desired site, is that a clot may break-up and localize at other locations in the body.

All these risks are continuously monitored during the conduct of all phases of the clinical trials and should any serious adverse event occur, this event is promptly reported to the appropriate regulatory agencies for immediate action.

RISKS RELATING TO OUR COMMON SHARES

AS WE ARE A CANADIAN COMPANY, THERE MAY BE LIMITATIONS ON THE ENFORCEMENT OF CERTAIN CIVIL LIABILITIES AND JUDGMENTS OBTAINED IN THE UNITED STATES AGAINST US.

We are amalgamated under the laws of the province of Alberta, Canada and our assets are located outside of the United States. Except for one of our directors, all of our directors and officers, as well as the expert named in this Registration Statement, are residents of Canada, and all or a substantial portion of the assets of these persons are located outside of the United States. As a result, it may not be possible for shareholders effect service of process within the United States upon us or those persons. Furthermore, it may not be possible for shareholders to enforce against us or them in the United States judgments obtained in U.S. courts based upon the civil liability provisions of the U.S. Federal securities laws or other laws of the U.S. Therefore, it may not be possible to enforce those actions against us, most of our directors and officers or the expert named in this Registration Statement. In addition, there is doubt as to the enforceability, in original actions in Canadian courts, of liabilities based upon the U.S. Federal securities laws.

WE HAVE NOT PAID, AND DO NOT INTEND TO PAY, ANY CASH DIVIDENDS ON OUR COMMON SHARES AND THEREFORE OUR SHAREHOLDERS MAY NOT BE ABLE TO RECEIVE A RETURN ON THEIR SHARES UNLESS THEY SELL THEM.

We have never paid dividends on our common shares and we do not expect to have the ability to pay dividends in the foreseeable future. If we generate earnings in the future, we expect that they will be retained to finance further growth. The board of directors of ViRexx will determine if and when dividends should be declared and paid in the future based on our financial position and other factors relevant at the particular time. Until we pay dividends, which we may never do, you will not be able to receive a return on your investment in our common shares unless you sell them, which you may only be able to do at less than the price you paid for them.

THE MARKET PRICE AND TRADING VOLUME OF OUR COMMON SHARES MAY BE VOLATILE.

The market price and trading volume of our common shares on the TSX has experienced significant volatility and will likely continue to do so, which has been or could be in response to numerous factors, including:

(a)	quarterly variations in operating results;
(b)	market conditions in the industry;
(c)	announcements of results of testing, technological innovations or
(d)
announcements by our customers or competitors, developments affecting government regulations, developments concerning proprietary rights, litigation, and public concerns as to the safety of our product candidates;

(e)	announcements of acquisitions;
(f)	general fluctuations in the stock market; and
(g)	revenues and results of operations below the expectations of the public market.

Any of these factors could result in a sharp decline in the market price of our common shares.

Since January 1, 2005, the trading price of our common shares has ranged from a low of $0.94 per share to a high of $2.13 per share. Price fluctuations during that period were generally in keeping with general trends in the stock price of biotech companies generally.

During the first nine months of 2005, an average of approximately 4,350 of our shares traded per day on the TSX, although on some trading days our shares have had limited trading volume. In addition, stock markets have occasionally experienced extreme price and volume fluctuations. Historically, the market prices for the securities of biotech companies, including ours, have been particularly affected by these market fluctuations, and these effects have often been unrelated to the operating performance of these particular companies. These broad market fluctuations may cause a decline in the market price of our common shares.

WE MAY NOT MEET THE RELEVANT AMEX LISTING CRITERIA, OR IF WE DO, THERE COULD BE A LIMITED MARKET FOR OUR COMMON SHARES, WHICH COULD REDUCE LIQUIDITY AND INCREASE VOLATILITY IN OUR TRADING PRICE.

We have applied to list our common shares for trading on Amex, but we cannot assure you that our application will be approved. Even in the event we are listed on Amex, we cannot assure you that an active trading market in our common shares in the U.S. will be established, or, if established, sustained. As noted in "The Offer and Price History -Price History", the market price and trading volume of our common shares on the TSX is volatile.

In the event we are listed on Amex, the market price for our common shares on Amex could be subject to wide fluctuations.

In addition, the stock market has from time to time experienced extreme price and volume fluctuations, which have often been unrelated to the operating performance of particular companies.

THE SIGNIFICANT COSTS THAT WE WILL INCUR AS A RESULT OF BEING A PUBLIC COMPANY IN THE UNITED STATES AND CANADA COULD ADVERSELY AFFECT OUR BUSINESS.

We intend to apply to list our common shares on Amex, and if our application is approved, we will incur significant legal, accounting and other expenses as a public company on both Amex and the TSX. These expenses include, among others, costs with respect to preparing securities regulatory filings, costs in connection with compliance with the internal control audit provisions of the Sarbanes-Oxley Act of 2002, costs in connection with other provisions of the Sarbanes-Oxley Act, Amex listing fees and potentially higher director and officer insurance premiums. We currently expect our annual compliance expenses to increase by approximately $100,000 (USD) per year upon listing on Amex. In addition, the requirements we will face by being listed on Amex will impose significant time demands on our management. Although it has not yet been a problem for us, becoming subject to the reporting obligations of the Exchange Act could make it more difficult for us to attract and retain qualified individuals to serve on the board of directors of ViRexx or as executive officers.

AS A FOREIGN PRIVATE ISSUER, WE ARE SUBJECT TO DIFFERENT U.S. SECURITIES LAWS AND RULES THAN A DOMESTIC ISSUER, WHICH MAY, AMONG OTHER THINGS, LIMIT THE INFORMATION AVAILABLE TO HOLDERS OF OUR SECURITIES.

As a foreign private issuer, we are subject to requirements under the Securities Act and the Securities Exchange Act of 1934, as amended, or the Exchange Act, which are different from the requirements applicable to domestic U.S. issuers. For example, our officers, directors, and principal shareholders are exempt from the reporting and "short-swing" profit recovery provisions of Section 16 of the Exchange Act and the rules thereunder with respect to their purchases and sales of our common shares. The periodic disclosure required of foreign private issuers is more limited than the periodic disclosure required of U.S. issuers and therefore there may be less publicly available information about us than is regularly published by or about U.S. public companies in the United States. Also, we are not required to comply with Regulation FD, which restricts the selective disclosure of material information.

Item 4.	Information on ViRexx

A.    History and Development of ViRexx

The legal and commercial name of the Corporation is ViRexx Medical Corp.

ViRexx is a corporation amalgamated under the laws of the Province of Alberta, Canada pursuant to the provisions of the Alberta Business Corporations Act (“ABCA”). Our head office is located at 8223 Roper Road, Edmonton, Alberta, Canada, T6E 6S4, and its registered office is located at 1500 Manulife Place, 10180 - 101 Street, Edmonton, Alberta, Canada T5J 4K1. Its common shares are listed and posted for trading on the Toronto Stock Exchange (“TSX”) under the symbol “VIR”.

ViRexx is the corporation resulting from the amalgamation of ViRexx Research Inc. (“ViRexx Research”), Norac Industries Inc. (“Norac”) and Norac Acquisitions Inc. (“NAI”), a wholly owned subsidiary of Norac, under the ABCA on December 23, 2003 (the “ViRexx Amalgamation”). Pursuant to the ViRexx Amalgamation holders of Norac subordinate voting shares (the “Norac A Shares”) received 0.2244667 common shares of ViRexx (“ViRexx Shares”) for each Norac A Share held and holders of Norac multiple voting shares (the “Norac B Shares”) received 0.0000004 ViRexx Shares for each Norac B Share held. The issued and outstanding class A shares of NAI (the “NAI Shares”) were cancelled without any repayment of capital in respect of such shares as part of the ViRexx Amalgamation, and therefore Norac, as the sole shareholder of NAI, did not receive any ViRexx Shares. Holders of shares of ViRexx Research received 0.5285974 ViRexx Shares for each share of ViRexx Research held.

Norac was incorporated under the ABCA on September 22, 1986. Norac has been a reporting issuer in the Province of Alberta since October 2, 1986, pursuant to the issuance of a receipt for a final prospectus under the Securities Act (Alberta). The Norac A Shares began trading on the TSXV (formerly, the Canadian Venture Exchange and prior to that the Alberta Stock Exchange) in April 1987 under the symbol “NRC.A” which was subsequently changed to the symbol “NRC.T”. On June 23, 2003, trading of Norac’s securities was halted upon the announcement of the ViRexx Amalgamation. On August 18, 2003, Norac’s listing was moved to the NEX board of the TSX Venture Exchange (“TSXV”) as a result of its inactive status, and Norac’s symbol was changed to “NRC.H”. Norac has been a reporting issuer in the Province of British Columbia since November 26, 1999.

ViRexx Research was the corporation resulting from the amalgamation of Novolytic Corp. and ViRexx Research Inc. (“Original ViRexx”) under the ABCA on August 1st, 2002. On August 1st, 2002, immediately prior to the said amalgamation, the shareholders of Original ViRexx exchanged the 1,000,000 issued and outstanding class A common shares of Original ViRexx for 16,746,007 common shares of Novolytic Corp. and as a result Original ViRexx became a wholly owned subsidiary of Novolytic Corp. The share exchange ratio for the amalgamation of Original ViRexx and Novolytic Corp. was established by agreement between their respective boards of directors in consultation with an independent investment banking firm.

Novolytic Corp. was incorporated under the laws of the State of Nevada, U.S.A. on October 30, 2000 and was continued into the Province of Alberta as a corporation subject to the ABCA on May 31st, 2002. On June 1, 2002, Novolytic Corp. was amalgamated under the laws of Alberta with Novolytic Inc. with the amalgamated corporation continuing under the name “Novolytic Corp.” On June 1, 2002, immediately prior to the amalgamation of Novolytic Corp. and Novolytic Inc. the shareholders of Novolytic Inc. exchanged the 100 issued and outstanding shares of Novolytic Inc. for 100 class “A” common shares of Novolytic Corp. with Novolytic thereby becoming a wholly owned subsidiary of Novolytic Corp.

Novolytic Inc. was incorporated under the ABCA on April 8, 1999 under the name “A.C.T. Technologies Corp.”, and on November 10, 1999 changed its name to Novolytic Inc.

The original ViRexx was incorporated as “ViRexx Corporation” under the ABCA on June 6, 2001, and on October 26, 2001 changed its name to “ViRexx Research Inc.”

On December 10, 2004, ViRexx completed a plan of arrangement pursuant to Section 193 of the ABCA involving ViRexx and AltaRex Medical Corp. (“AltaRex”), whereby amongst other things, ViRexx acquired all of the outstanding common shares of AltaRex (the “AltaRex Arrangement”). For each common share of AltaRex owned, AltaRex shareholders received one half of one ViRexx Share. Sixty percent of the ViRexx Shares received by AltaRex shareholders are freely tradable and the remaining forty percent were subject to a hold period until June 10, 2005. Also pursuant to the arrangement, all outstanding AltaRex stock options and warrants were deemed transferred to ViRexx (free of any claims) in consideration of new stock options or warrants for ViRexx Shares on the basis of one stock option or warrant for a ViRexx Share for every two AltaRex stock options or warrants with the exercise price of the such new ViRexx stock options and warrants being the price of the prior AltaRex stock options or warrants multiplied by two.

AltaRex was incorporated pursuant to the provisions of the ABCA as “AltaRex Medical Corp.” on December 8, 2003. Effective December 23, 2003, AltaRex amended its articles of incorporation to remove its private company restrictions and restrictions on share transfer.

On February 3, 2004, AltaRex completed a plan of arrangement pursuant to Section 193 of the ABCA involving AltaRex, AltaRex Corp., the holders of the securities of AltaRex Corp. and Nova Bancorp Investments Ltd. (the “Bancorp Arrangement”) whereby, amongst other things, AltaRex acquired substantially all the assets of AltaRex Corp. with a legally effective date of December 31, 2003, and has since carried on the business substantially as carried on by AltaRex Corp. prior to the completion of the Bancorp Arrangement.

Prior to the AltaRex Arrangement, the AltaRex common shares were listed and posted for trading on the Toronto Stock Exchange (“TSX”) under the symbol “ALT”. AltaRex was delisted from the TSX on December 16, 2004 as a result of the AltaRex Arrangement and ceased to be a reporting issuer in Canadian jurisdictions. ViRexx has not made any capital acquisitions or divestitures other than as described above and all of the funds it has in Treasury will be used to further its research and development programs.

The principal capital expenditures for the last three fiscal years of ViRexx were as follows:

	2004	2003	2002
Lab Equipment	$290,422	$87,994	$87,500
Leasehold Improvements	36,303	-	-
Office Furniture & Equipment	32,269	1,892	9,722
Computer hardware	32,269	4,731	-
Computer software	12,101	-	-
	$403,364	$94,617	$97,222

B.    Business

ViRexx is an Edmonton, Alberta based biotechnology company focused on the development of novel therapeutic products for the treatment of certain cancers and chronic viral infections. Our most advanced programs include drug candidates for the treatment of ovarian cancer, chronic Hepatitis B & C and solid tumours. We have three technology platforms: the antibody-based immunotherapy (“AIT”), Chimigen’ and the T-ACT’ platforms. The AIT’ and Chimigen™ platforms are designed to stimulate the immune system to recognize and remove certain cancers and chronic viruses.

The lead product from the AIT™ platform is OvaRex® MAb. OvaRex® MAb is currently the subject of a pivotal Phase III clinical trial in more than 60 sites in the United States. AltaRex, a wholly owned subsidiary of ViRexx (the “Subsidiary” or “AltaRex”) has licensed to Unither Pharmaceuticals, Inc. (“Unither”), a subsidiary of United Therapeutics Corporation (NASDAQ: UTHR), exclusive rights for development and commercialization of OvaRex® MAb and four other monoclonal antibodies worldwide, with the exception of rights retained by the Subsidiary to countries in Europe1  and in the Middle East and certain other countries. The Subsidiary has established strategic relationships with Dompé International S.A., Medison Pharma, Ltd. and Genesis Pharma S.A. for certain European and Middle-East Countries. Details on the agreement between ViRexx and Unither are as follows:

(a)	Duration of the Agreement
_____________________

[1]
Italy, Switzerland, Austria, Spain, Portugal, San Marino, Ukraine, Belarus, Hungary, Poland, Czech Republic, Yugoslavia, Lithuania, Estonia, Latvia, Greece, Turkey, Cyprus, Croatia, Bosnia, Herzegovina, Macedonia, Serbia, Slovenia, Albania, Romania, Bulgaria, Israel, Egypt, Jordan, Saudi Arabia, Yemen, Oman, Iraq, Syria, Qatar, Bahrain, Kuwait, UAE, Iran, Palestine, Lebanon

The Agreement was made effective April 17, 2002. The royalty term is defined in relation to each product candidate in each country, the period of time equal to the longer of (i) ten (10) years from the date of the First Commercial Sale of such product candidate in such country, or (ii) if the manufacture, use, import, offering for sale, or sale of such product candidate in such country is covered by a valid patent claim, the term for which such valid patent claim remains in effect.

(b)	Payment Terms

Milestone payments are payable by Unither to AltaRex upon achieving the following milestones: (i) completion of biologics license application (“BLA”) filing and (ii) BLA approval by the FDA. Royalties are payable by Unither to AltaRex based on aggregate net sales of each product candidate sold in the Territory by Unither, its affiliates and sublicensees. The royalty to be paid increases with increasing annual net sales in a stepped manner to a maximum payable royalty.

(c)	Termination Provisions

The agreement can be terminated due to a material breach by either party if such breach has not been cured within a 120 day period. Unither may terminate the agreement on a product by product basis, upon written notice to AltaRex and in consultation with AltaRex if (i) the safety of human subjects is at risk from such product, (ii) the product is not effective (iii) the product cannot be affordably manufactured in compliance with Good Manufacturing Practices (“GMP”), (iv) if a third party is identified that has rights to intellectual property that would prevent commercialization of the product, (v) the costs of developing the product candidate are prohibitive, (vi) the product candidate, through no fault of Unither does not achieve contemplated regulatory approval.

Upon termination, all rights and licenses to the Licensed Technology shall terminate and revert to AltaRex. Unither shall grant AltaRex a perpetual, royalty-free, irrevocable right to use (for any purpose) all data generated by Unither under the agreement.

In the event of the institution by or against either party of insolvency, receivership, bankruptcy proceedings, or any other proceedings for the settlement of a party’s debts which are not dismissed within sixty (60) days, or upon a party’s making an assignment for the benefit of creditors, or upon a party’s dissolution or ceasing to do business, the other party may terminate the agreement upon written notice.

(d)	Other Material Terms

In the event that a material claim does not issue for a product candidate in the Territory, AltaRex may be subject to decreased royalties until a material claim does issue.

(e)	Unither represents and warrants that:

(i)	it will use commercially reasonable efforts to develop, commercialize and market product candidates for one or more indications within the field;

(ii)	it will conduct all studies and clinical trials in accordance with all applicable laws, good clinical practices and medical ethical rules;

(iii)	it will adhere to all applicable laws and good manufacturing practices in manufacturing, storing, selling and exporting of product candidates;

(iv)	it will not use any individual to perform any services as contemplated by the agreement who has been disbarred pursuant to the United States Food, Drug and Cosmetic Act;

(v)	it will adhere to all applicable laws regarding any of Unither’s obligations under the agreement;

(vi)	it will provide AltaRex with quarterly written progress reports.

The lead product from the Chimigen™ platform is HepaVaxx B, a therapeutic vaccine for the treatment of chronic hepatitis B. HepaVaxx B is anticipated to begin a Phase I clinical trial in the fourth quarter of 2005. HepaVaxx C is the second product from the Chimigen™ platform and is targeted to treat patients chronically infected with hepatitis C.

The T-ACT™ platform is designed to cut off the blood supply to tumours, leading to tumour tissue starvation and tumour death. The lead product of the T-ACT™ platform is Occlusin™ Injection, a treatment for uterine fibroids and tumours of the liver. A Phase I clinical trial is underway studying the effects of Occlusin™ Injection in liver cancer patients.

AIT™ Platform Technology

In December 2002, Unither initiated a Phase III double-blinded, controlled multi-centre clinical trial for OvaRex® MAb consisting of two trials totalling 354 patients in the United States. Each trial consists of ovarian cancer patients in the “watchful waiting” period. OvaRex® therapy has shown clinical benefit in a previously reported Phase IIb trial. The primary objective of the Phase III study is to compare the time to disease relapse (“TTR”) between OvaRex® MAb and placebo patient populations following successful surgery and chemotherapy. As at September 30, 2005, the trial has enrolled 301 of a targeted 354 patients. The two trials are anticipated to complete enrolment in early 2006 with results expected in early 2007.

In July 2004, Unither initiated an open-label, multi-center Phase IIa clinical trial for OvaRex® MAb in 40 ovarian cancer patients in the U.S. The trial will use OvaRex® MAb as an adjuvant to platinum-based front line chemotherapy in the treatment of advanced ovarian cancer patients. The primary objective of the study is to measure immunologic response to OvaRex® MAb. Enrollment is anticipated to be complete by the end of 2005.

In addition, we have been working closely with United Therapeutics related to conducting preclinical experiments in support of BrevaRex® MAb and ProstaRex® MAb.

The existing agreement between Unither and AltaRex established April 17, 2002, specifies that the license covers BrevaRex® MAb and ProstaRex® MAb. The indications for these therapeutic antibodies are breast cancer/multiple myeloma and prostate cancer, respectively. A Phase I clinical trial has been conducted establishing the safety of BrevaRex® MAb. ProstaRex® MAb is still in preclinical testing. Unither is responsible for the development program of both of these product candidates. Unither provides quarterly reports as to the status of the development programs for each of these therapeutic monoclonal antibodies. The development of each of these product candidates is progressing as demonstrated by peer reviewed publications and the progression of clinical testing.

T-ACT™ Platform Technology

On September 23, 2004, we received authorization from Health Canada to initiate a Phase I clinical trial for Occlusin™ Injection in liver cancer patients. The Phase I trial is being conducted at the Toronto General Hospital of the University Health Network under the direction of Dr. Morris Sherman. We anticipate 12 patients with primary liver cancer will be enrolled in the study. The trial is designed to examine the safety of Occlusin™ Injection when used as an embolizing agent as part of transcatheter arterial chemoembolization (“TACE”) procedures for the treatment of cancer of the liver.

Chimigen™ Platform Technology

On April 20, 2005, we entered into an agreement with a contract manufacturer, Protein Sciences Corporation (“PSC”) of Meriden, Connecticut, for the production of sufficient quantity of cGMP HepaVaxx B material for a Phase I clinical trial. We initiated the manufacturing in the second quarter of 2005.

We have a Collaborative Development Agreement with PSC for the supply of clinical material for the Hepatitis B program. PSC has agreed to supply up to one gram of material to meet our early clinical development program. The payment structure of this Agreement is milestone driven. The Agreement can be terminated by either party for a major breach of contract that is not corrected or for insolvency. We have the right to transfer the manufacturing technology to a third party with the payment of appropriate transfer fees, an annual maintenance fee and a royalty on sales. Under the agreement we have paid PSC a total of $395,538 (USD) to September 30, 2005 and anticipate paying a further $50,000 (USD) to the end of the agreement in January 2006.

We are currently evaluating potential clinical trial sites and developing, in consultation with potential investigators, a protocol for a Phase I clinical trial in healthy patients. We anticipate filing a CTA with Health Canada in the fourth quarter of 2005.

We continue to produce multiple Hepatitis C Virus (“HCV”) prophylactic and therapeutic vaccine candidates upon which further evaluation will be conducted.

We expect to incur substantial research and development expenditures in 2005. This trend is expected to continue into future years as Occlusin™ product development continues and HepaVaxx B and HCV vaccine move into clinical trials.

Product Pipeline

A summary of the development stage for each of the drug candidates is as follows:

Business Strategy

Our business strategy is to develop and commercialize therapeutic products originating from our AIT™, Chimigen™ and T-ACT™ platform technologies in a timely and effective manner. We intend to realize value by focusing on commercializing proprietary, patent-protected and patent-pending products through pharmaceutical company partnerships and alliances. In order to build value for strategic partnering, we will aggressively pursue regulatory approval of products by conducting additional research and directing pre-clinical and Phase I and II clinical trials.

We intend to license our patented technologies to pharmaceutical companies, which would be responsible for completing Phase III clinical trials and for undertaking regulatory approvals. We anticipate that such licenses would provide for payment of fees, a portion of which would be payable upon execution and the balance of which would be payable upon achievement of clinical development milestones, and for payment of royalties from sales. This strategy would serve to avoid the high costs of Phase III trials that we would otherwise undertake, and generate revenues sooner than if we conducted those trials. There can be no assurance that we will be able to enter into such licenses.

AIT™ Platform Technology

Technology Overview

Tumour associated antigens which are found on the surface of a number of cancers and their metastases and secreted into the blood (“TAA”) are expressed almost exclusively on cancer cells. We believe that TAA are therefore ideal targets for antibodies that act as immunotherapeutic agents. These tumour specific antigens are self produced and thus are not typically recognized as foreign by the patient’s immune system. In some cases when over-expressed, they actively inhibit immune responses. Our antibodies are developed to reprogram the immune system to recognize specific “tumour specific” antigens as “foreign”, thereby triggering the immune system to respond to and attack the antigens and their associated cancers. The resulting robust response employs both the humoral (antibody based - molecular) and cellular (T-cell responsive) arms of the immune system.

Murine MAbs against tumour specific antigens were initially envisioned as therapeutic agents capable of directly attacking cancer cells. Once thought to be “magic bullets,” it was hoped that murine MAbs would effectively target and destroy malignant cells, but not affect healthy cells. This approach, however, proved to be disappointing. Relatively large doses of the MAbs were required, which caused problems relating primarily to adverse immunological reactions against the antibodies that the body recognized as large foreign proteins. The high dose MAbs caused toxicity with little efficacy. These adverse events, in combination with poor target selection due to lack of data on tumour antigens, led eventually to the virtual abandonment of murine MAbs as therapeutic agents.

Unexpected Discovery of Therapeutic Potential for Low Dose Monoclonal Antibodies

Low dose, highly specific MAbs can be used as diagnostic agents in oncology, where they are radiolabeled with a marker that can be imaged by external detectors. The anticancer effects of low doses of murine monoclonal antibodies were discovered serendipitously when one of our antibodies was being used for diagnostic purposes in patients with advanced ovarian cancer. Long-term follow up of these patients demonstrated unexpectedly, a survival benefit in a group of patients that were injected with the B43.13 antibody (OvaRex® MAb). These results do not provide enough evidence regarding efficacy or safety to support an application with the FDA. Additional tests will be conducted and it may be that subsequent results may not corroborate earlier results.

The mechanism by which low doses of MAbs activate immune responses to tumour specific antigens is, in part, analogous to the mechanism of a classic technique in experimental immunology used to produce antibodies against molecules that usually do not elicit an immune response. In this classic technique, the molecule of interest is attached to foreign antibody that is highly immunogenic by itself. In the process of attacking the foreign antibody, the body is also “tricked” into mounting an immunological reaction against the targeted molecule (tumour associated antigen).

Our murine MAbs have been shown in clinical studies to serve as highly immunogenic proteins that bind to circulating tumour specific antigens. The body’s immune system creates humoral (antibody) and cellular (T cell) responses against both the MAb and the tumour specific antigen to which it binds. Very low doses of MAbs (administered intravenously) effectively induce this potentially therapeutic immune response.

Breaking MAb Tradition - Harnessing the Immune System

One of the historical challenges to the MAb field has been the natural shedding by tumours of associated antigens into the bloodstream. Once in circulation, these shed tumour antigens can interfere with monoclonal antibodies that are designed to directly bind target tumours. The antigens bind to and clear these antibodies from circulation, before they reach their destination (the tumour) to provide a direct pharmacological effect. In contrast, we engineer our monoclonal antibodies to take advantage of the binding and clearing process. The target for our antibodies is the antigen in circulation, rather than the tumour. Thus, our antibodies is to trigger the immune system to provide clinical benefit, rather than relying on the direct effect of the antibody on the tumour itself.

Clinical benefit is derived from binding our antibodies (foreign) to a single epitope on a circulating tumour antigen (self) in circulation, to generate immune responses to multiple epitopes (“multi-epitopic”) of the target antigen, both in circulation and on the tumour. Our research demonstrates that our antibodies facilitate and modify tumour antigen processing to trigger T cell immunity where, previously, immune recognition to tumour antigen and tumour cells was not present. These results do not provide enough evidence regarding efficacy or safety to support an application to the FDA. Additional tests will be conducted and it may be that subsequent results may not corroborate earlier results.

OvaRex® MAb

Product Candidate Overview

OvaRex® MAb is a murine monoclonal antibody developed by us that has a high degree of specificity to a tumour associated antigen (CA125) that is over-expressed in over 80% of women with stage III/IV ovarian cancer (Bast et al. 1983; Tuxen et al, 1995). We believe that OvaRex® MAb acts as an immunotherapeutic agent by inducing and/or amplifying the human body’s immune response against ovarian cancer.

OvaRex® MAb

•	a fully foreign monoclonal antibody (MAb) that targets CA125 in circulation

•	induces broad immune responses against CA125 and patients own ovarian tumours

•	in final stages of clinical development - Phase II and Phase III ongoing

•	benign safety profile and good quality of life during treatment

•	has been granted Orphan Drug status in U.S. and Europe and Fast Track status in U.S.

OvaRex® MAb, is currently recruiting for two Phase III clinical trials, each with 177 patients diagnosed with ovarian cancer. The MAb is being targeted primarily for use in patients who have had a reduction in tumour burden through surgery and chemotherapy, and for those patients who have a residual amount of disease after the operation and who are at a very high risk of disease recurrence. OvaRex® MAb is licensed to United Therapeutics whose subsidiary, Unither, is conducting the clinical trials.

OvaRex® MAb has shown promise in treating ovarian cancer patients in both remission and recurrent stages of the disease. It is specifically designed for patients who have the CA125 marker in their blood, which is the most thoroughly studied serum marker for ovarian cancer, occurring in 80% of late stage ovarian cancer patients.

Our data suggests that a correlation exists between the extent of the immunogenic response against CA125 and progression-free and/or survival time of patients. The antibodies generated in response to the administration of OvaRex® MAb are directed against multiple epitopes (distinct submolecular regions) of the CA125 molecule, indicating a highly effective immune response to the product. OvaRex® MAb recognizes only a single epitope on the cancer antigen and is capable of inducing a highly effective multi-epitopic response by the patient’s immune system.

Over 500 ovarian cancer patients have participated in seven comprehensive OvaRex® MAb clinical trials across North America and Germany. Clinical results have demonstrated an increase in time to disease relapse and/or prolonged survival, coupled with a benign safety profile. Results from five studies have been reported, including results from our largest study in 345 ovarian cancer patients in the “Watchful Waiting” stage—the period of disease remission following first-line treatment of surgery and chemotherapy. These clinical results demonstrate a six-to-ten month prolongation in time to disease relapse for OvaRex® MAb-treated patients (versus placebo) in well-defined populations of 29%-48% of the 345 patients in the study. These well-defined populations also demonstrate a 19%-41% reduced risk of relapse for OvaRex® MAb treated patients (versus placebo). A decreased risk of relapse of 20%-25% is generally considered clinically significant by practicing physicians. A snapshot of the clinical development program for OvaRex® is provided below:

United Therapeutics has initiated an OvaRex® MAb Phase III pivotal trial to study the treatment of advanced ovarian cancer. Each of United Therapeutics’ two identical trials are being conducted in the U.S. in Stage III/IV ovarian patients who have successfully completed primary treatment of surgery and chemotherapy. Treatment will continue until disease relapse occurs. The studies are double-blind, placebo-controlled and will each enroll 177 patients randomized 2:1 active versus placebo.

Patient enrollment is on-going and we expect United Therapeutics to have fully enrolled these trials in early 2006. OvaRex® MAb has been granted Orphan Drug status in the U.S. and Europe and Fast Track designation in the U.S. The timeline for regulatory submission of OvaRex® MAb will be determined by United Therapeutics for their licensed territories that include the U.S. and Canada (as per the April 17, 2002 licensing agreement). The Orphan Drug Designation for OvaRex® MAb is for the treatment of ovarian cancer during the “watchful waiting period” (i.e. after treatment by chemotherapy and surgical removal of the tumour (“debulking”)). This affords seven (7) years marketing exclusivity in the United States and ten (10) years marketing exclusivity in Europe. Although the incidence of ovarian cancer is relatively low in North America with 16,210 projected deaths in 2005 based on the American Cancer Society (“ACS”) latest report and 63,000 cases in Europe, based on GLOBOCAN 2002 statistics, there is no approved therapy for the treatment of ovarian cancer in the “watchful waiting” period. Further, AltaRex has issued patents and patents pending that will afford further protection from competitors in this segment and of the cancer treatment market. Benchmark monoclonal antibody-based therapy reimbursements to treat other solid tumours suggest that AltaRex could receive a premium for its OvaRex® MAb in the treatment of ovarian cancer patients. However, there is no guarantee that AltaRex or its licensees including Unither, will receive sufficient reimbursement to justify continued development of OvaRex® MAb. Further, there is no guarantee that a competitor will not develop a therapeutic agent that will directly compete with OvaRex® MAb for the specified target market.

Market Overview

Ovarian cancer is a malignant growth located in the ovaries in the female reproductive system. In the U.S., Canada, and Europe, ovarian cancer causes more deaths than any other cancer of the female reproductive tract, representing 4% of all cancers among women, and is the fifth most common cause of cancer fatality for women, according to statistics compiled by the ACS. Specifically, the ACS estimates that there will be 22,220 new cases and 16,210 deaths resulting from ovarian cancer in 2005. Approximately 3,000 new cases of ovarian cancer are reported in Canada each year. Based on the GLOBOCAN 2002 reports there were 63,000 new cases in Europe in 2002.

Based on these figures, we estimate that the market for treating ovarian cancer is over $1 billion per year in the U.S. Although detection of ovarian cancer at an early stage is now associated with an improved chance for successful treatment, survival figures have not changed significantly over the past 15 years. This is partially due to a lack of efficient diagnostic methods or markers for routine tests that could increase the number of patients diagnosed at the early stage of their disease. Consequently, in approximately three quarters of diagnosed patients, the tumour has already progressed to an advanced stage (Stage III/IV) (ASC 2003), making treatment more difficult.

In estimating the market for treating ovarian cancer we have conducted the following analysis. We have started with a conservative figure of 63,000 new ovarian cancer cases per year in countries with top tier medical case systems. Of these patients, 40,000 are eligible to be treated with OvaRex®, for the “watchful waiting” indication of which there is no approved therapy currently.

Monoclonal Antibody therapies now commercially available in the US range in price from $16,000/patient/year to $57,000/patient/year. OvaRex® MAb is expected to be priced towards the middle of this range at about $20,000/patient/year. At this price the market for the ‘watchful waiting’ indication could be around $800,000,000 (USD)/year. A second indication is being explored for OvaRex® MAb, namely frontline therapy. This would be used in conjunction with chemotherapy. This indication could open up the ovarian cancer market to the full 63,000 patients/year and therefore at about $20,000 price per patient, would translate to a market size of $1.26 Billion.

Ovarian cancer typically exhibits vague symptoms, and is therefore called “The Disease That Whispers”. It is particularly difficult to detect given the location of the ovaries and is most often not diagnosed until at a late stage in the disease, at which point, it has already spread to other parts of the body. Consequently, only approximately 25% of ovarian cancers are diagnosed in the early stages (Am Cancer Soc 2003). Noticeable symptoms commonly occur in more advanced stages of tumour growth when pressure from the tumour is exerted on the patient’s bladder and rectum, and as fluid begins to form in the abdomen.

Treatment for ovarian cancer typically includes surgery, radiation therapy, and chemotherapy, with an average 5 year survival of less than 30% (Ozols et al. 1997, Barek 2000). Initial surgery for the purpose of diagnosis is usually performed by laparoscopy. The procedure will occasionally include debulking, which is the removal of all visible cancerous growth. The procedure may also involve the removal of one or both ovaries and fallopian tubes (salpingo-oopharectomy), as well as the uterus (hysterectomy). Additional surgeries may be indicated, or pursued through fiber optic scopes to ascertain response to chemotherapy, or to remove additional cancerous tissue.

Treatment

Treatments and patient prognosis are highly dependent upon the type of ovarian cancer and the extent to which the disease has spread prior to diagnosis. More than 80% of Stage III/IV patients express the tumour associated antigen CA125 (Bast et al. 1983; Tuxen et al. 1995) (an antigen that is self produced and is highly associated with ovarian cancer). The therapeutic approach prescribed for these patients whose tumours have progressed to an advanced stage consists of debulking in combination with adjuvant chemotherapy, which improves the patient’s prognosis, particularly if the residual tumour is less than two centimeters.

In recent years, new chemotherapeutic agents used either as single treatments or in combination with other therapeutic agents have demonstrated an increase in survival time. Despite their apparent positive effect on survival time, however, these agents are generally associated with significant toxicity and side effects that reduce the patient’s quality of life. Currently, the most common chemotherapy for patients with newly diagnosed ovarian cancer is carboplatin (Paraplatin) or cisplatin (Platinol) with paclitaxel (Taxol). Carboplatin and cisplatin are “platinum agents” (chemicals that contain platinum). Given the rigors of repeated chemotherapeutic treatments, and taking into account the low response rates and the modest effect on prolonging survival time, patient quality of life has become a major issue. This is increasingly true as ovarian cancer affects a larger number of older and postmenopausal women.

Competition

To our knowledge, there are no products available for commercial sale or under development for the treatment of advanced ovarian cancer in the “watchful waiting” period.

Chimigen™ Platform Technology

Technology Overview

In a healthy individual, foreign antigens (such as proteins derived from a bacterium, virus and/or parasite) normally elicit an immune response. This immune response has two components:

Humoral (Antibody) Response: Antibodies produced by B-cells are secreted into the blood and/or lymph in response to an antigenic stimulus. The antibody then neutralizes the pathogen (virus, bacteria or parasite) by binding specifically to antigens on its surface, marking it for destruction by phagocytic cells and/or complement-mediated mechanisms.

Cellular Response: The cellular immune response leads to the selection and expansion of specific helper and killer T-cell clones capable of directly eliminating cells which carry the antigen.

In many individuals, the immune system does not respond to certain antigens. When an antigen does not stimulate the production of a specific antibody and/or cellular response, the immune system is not able to ward off the resultant disease. As a result, the host will develop tolerance to the infectious agent and becomes a chronic carrier of the disease.

ViRexx is conducting tests intended to demonstrate that its Chimigen™ technology directs both arms of the body’s immune system to attack the infectious agent. It is hoped that the tests will show that the Chimigen™ therapeutic vaccine will stimulate the immune system to recognize and destroy the disease-causing agent located both within the cell and in circulation.

For chronic hepatitis B and C infections, we have developed a number of chimeric molecules (hybrids of viral antigens and fragments of a murine antibody) specifically designed to be processed by antigen presenting cells. These chimeric molecules elicit the desired cellular as well as humoral immune response that may break tolerance to the viral antigen(s).

Chimigen™ vaccines are chimeric molecules consisting of selected antigens fused to a murine Fc fragment. We are in the process of testing to confirm that the Chimigen™ technology encompasses a molecular design recognizable by the body’s immune system to break tolerance by mounting a humoral as well as a cellular response to the antigen to possibly clear the virus that is responsible for the chronic infection.

Chimigen™ vaccines contain two domains, the “Target Binding Domain” and the “Immune Response Domain”. The Target Binding Domain targets the Chimigen™ vaccine to specific receptors on antigen presenting cells and the Immune Response Domain contains selected antigens. These vaccines can be produced either as fusion proteins using recombinant methods, or as their individual components with “supermolecular glue” connecting them. Our recombinant technology allows for efficient substitution of a desired antigen onto the Target Binding Domain backbone of the Chimigen™ vaccine. This enhances our ability to produce highly desirable and effective multivalent vaccines. Thus the Chimigen™ technology is a platform that lends itself to adaptation to a variety of antigens produced in a number of disease conditions including cancer. Since the Target Binding Domain of the vaccines is a common component, the standardization of the manufacturing process of only the antigen component is simplified for new vaccines.

HepaVaxx B

Product Candidate Overview

HepaVaxx B is a Chimigen™ therapeutic vaccine developed by us for the treatment of chronic hepatitis B viral infections. Application to commence Phase I clinical trials is expected in the fourth quarter of 2005.

HepaVaxx B consists of a recombinant chimeric molecule containing the elements of both a hepatitis B viral antigen and a murine antibody. The molecule is designed to target antigen presenting cells that play a dominant role in activating the body’s immune system. Validation of the uptake, processing and activation of the cells responsible for modulating the immune response was conducted by us using specialized assay systems. The selected Chimigen™ vaccine is expressed in insect cells which produce the desired product.

Market Overview

The market for ViRexx’s HepaVaxx B is global.

Hepatitis B Virus Market Size

	Globally	US
People Chronically Infected	370 million	1.25 million
New Cases Per Year	Not Available	78,000

Source: Center for Disease Control Hepatitis B Fact Sheet (2003)

Source: World Health Organization 2000

Hepatitis B is one of the major diseases of mankind and is a serious global public health problem. The World Health Organization estimates that one out of every three people have been infected with the Hepatitis V Virus (“HBV”) of whom approximately 350 million have developed a chronic HBV infection. The specific target population within this pool will be defined through the clinical development process. Application to commence clinical trials is scheduled in the fourth quarter of 2005.

The virus is very common in Asia, (especially Southeast Asia), Africa, and the Middle East, with more than 370 million chronically infected carriers worldwide representing 5% of the world’s population. Approximately 1.25 million chronic carries of HBV live in the U.S. An estimated 10 to 30 million additional people world wide will become infected with the virus each year.

There are approximately one million deaths each year attributed to chronic HBV infection. Studies have shown that it is possible to be acutely infected with HBV and experience no illness or symptoms whatsoever. It is, however, common in an acute infection to feel unwell, tired, and suffer a loss of appetite. Occasionally the characteristic yellowish color of jaundice can be observed in the whites of the eyes, a condition that can last from a few days to a few months. Itching skin and pale stools may also occur. In some cases, acute HBV infections can be fatal, especially among the elderly.

People with a chronic hepatitis infection are at risk for significant liver damage. Approximately 20-30% of chronically infected people (30-35% of chronically infected males) develop cirrhosis of the liver and/or liver carcinoma over a 20-30 year time period.

Competition

We have noted that at least 28 companies including several major international pharmaceutical companies (Bristol-Myers Squibb, Chiron, GlaxoSmithKline, ION Pharmaceuticals) are developing new and novel products for the treatment or prevention of chronic hepatitis B virus infection. The developmental strategies being employed by these biotech and pharmaceutical companies may be categorized as (a) nucleoside reverse transcriptase inhibitors of viral replication (e.g., Entecavir), (b) non-nucleoside reverse transcriptase inhibitors of viral replication (e.g. Robustaflavone), (c) monoclonal antibodies (HepXTM-B), (d) vaccines (e.g., Hepatitis B DNA vaccine), and (e) other immunologic therapies (e.g., EHT899 & HspBCor).

We believe that an apparent downside of the majority of these approaches is that they have no or little potential to permanently cure the patient of hepatitis B virus infection, since these treatments do not eradicate the reservoir of the HBV that remains inside the patient’s cells. It is this limitation that distinguishes our approach to the treatment of the hepatitis B patient from that of its competitors. The developmental strategies noted above will in all likelihood reduce the viral load in the patient’s blood, but unfortunately for the majority of patients, once the therapy is stopped the hepatitis virus will begin to replicate again within the patient’s cells that contain the viral DNA. In contrast, we believe that HepaVaxx B Vaccine will elicit both humoral and cellular immune responses in chronic hepatitis B patients, and that a strong cellular immune response directed against hepatitis B antigens will have the potential to eradicate the patient’s cells that harbour hepatitis B viral DNA.

Furthermore, past experience has shown that during long term therapy with existing antiviral agents (e.g., lamivudine), the patients that had the best chance of eliminating the virus were the patients that had an immune response to the virus prior to starting the antiviral agent. We believe the board humoral and cellular immune responses induced by HepaVaxx B will increase the effectiveness of antiviral therapy when used in combination.

HepaVaxx C

Product Candidate Overview

HepaVaxx C is a Chimigen™ therapeutic vaccine being developed for the treatment of chronic hepatitis C viral infections. HepaVaxx C consists of a recombinant chimeric molecule containing the elements of both hepatitis C viral antigen and a murine antibody. The molecule is designed to target a particular set of cells that play a dominant role in the body’s immune system. Plans are in place to carry out a pre-clinical evaluation of vaccine candidates using specialized assay systems.

Market Overview

The market for ViRexx’s HepaVaxx C is global.

HCV Market Size

	Globally	US
People Chronically Infected	170 million	2.7 million
New Cases Per Year	3-4 million	25,000

Sources: World Health Organization Fact Sheet WHO/164 - October (2000)

Source: World Health Organization (2000)

The World Health Organization estimates that 170 million people are chronically infected with HCV (more than four times as many as infected with HIV) and conservatively 3 to 4 million people are newly infected each year. (Source: WHO Fact Sheet WHO/164 - October 2000.)

According to Hepatitis Central’, chronic HCV is predicted to become a major burden on the health care system over the next 10 to 20 years, as patients who are currently asymptomatic will progress to end-stage liver disease and cancer. The specific target population within this pool will be defined through the clinical development process. HepaVaxx C is currently in the pre-clinical stage of development.

Approximately 75% to 85% of individuals infected with HCV will develop a chronic infection, of whom approximately 15% to 20% will develop chronic liver disease progressing to cirrhosis. Between 1% and 5% of people with chronic infections will develop liver cancer over a period of 20 to 30 years.

An estimated 4 million people have been infected with HCV in the U.S., of whom 2.7 million are chronically infected. According to the U.S. Centre for Disease Control and Prevention (“CDC”), new infections in the U.S. have dropped from approximately 240,000 annually in the 1980s to less than 25,000 in 2001. This is largely due to the availability of a diagnostic antibody test, which was introduced in 1990 to screen and eliminate HCV-infected blood from the nation’s blood supply. (Source: Centre for Disease Control Hepatitis C Fact Sheet (2003).)

Since 1990, all donated blood in the U.S. has been screened for the presence of the virus, thus eliminating almost all cases of transmission through transfusion. While this screening test has also been adopted by many other industrialized nations, the rest of the world is still at risk from transfusions as well as the other common routes of transmission (especially contaminated needles). In the absence of blood screening, many, if not most carriers, have no idea that they are infected, or that they should take precautions against infecting others.

While the incidence of infection in the U.S. has decreased since the 1980s, the rate of deaths attributable to HCV continues to increase as people infected decades ago begin to manifest the disease. According to the CDC, 8,000 to 10,000 people currently die each year from HCV-related liver disease. HCV continues to be the number one reason for liver transplants. The CDC has predicted that the death toll will triple by the year 2010 and exceed the number of U.S. deaths due to AIDS. In addition, HCV is now the most common blood-borne infection in the U.S.

According to Hepatitis CentralTM, chronic HCV is predicted to become a major burden on the health care system over the next 10 to 20 years as many patients who are currently asymptomatic will progress to end-stage liver disease and cancer. Predictions in the U.S. indicate that there will be a 60% increase in the incidence of cirrhosis, a 68% increase in hepatoma, a 279% increase in hepatic decompensation, a 528% increase in the need for transplantation, and a 223% increase in liver death rate.

Presently, the only therapy for hepatitis C infection is interferon and ribavirin. However, this combination is expensive, has significant side effects and is only effective in approximately 40% - 50% of selected patients. The epidemic proportions of HCV infection, the limited efficacy and expensive nature of approved therapeutics, the high cost of liver transplants (about $250,000 each) and the huge burden on the healthcare system in Canada alone (about $600 million in 1998, just in medical and work-loss costs), all point to the need for prophylactic vaccines and new therapies to treat the disease. (Source: Health Canada News Release, September 18, 1998 and Fields Virology (2000) Volumes I and II (Fourth Edition).)

Competition

We believe HepaVaxx C has the ability to be applied not only as a therapeutic vaccine, but also as a prophylactic vaccine. At present, we do not know of any prophylactic vaccines available to prevent HCV infections, and it is common knowledge that there are no effective therapeutic vaccines for chronic HCV infections.

We have determined that there are more than 14 companies, including several major international pharmaceutical companies (Chiron, Roche, ICN Pharmaceuticals, Schering-Plough, and Eli Lilly), developing innovative drugs for the treatment of hepatitis C. The major thrust of the development strategies may be categorized as (a) biological response modifiers2  (e.g., (interferon α-n3), (b) antiviral nucleosides (e.g., Viramidine), (c) immune globulins (e.g., CivacirTM hepatitis C immune globulin), (d) monoclonal antibodies (e.g., XTL-002), (e) ribozymes (e.g., HeptazymeTM), (f) antisense drugs (e.g. ISIS 14803), (g) small molecule protease inhibitors (e.g., LY570310 / EILM2061), and (h) other strategies (e.g., human recombinant lactoferrin).

Among these developmental strategies, the biological response modifiers “(BRMs”) (e.g., interferon-alpha) appear to hold the greatest promise of success for treatment of hepatitis C. However, the premise of BRMs is that they will enhance, direct or restore the body’s ability to fight disease and provide a non-specific boost to the patient’s immune system which will then mount an attack on hepatitis C viruses. As has been noted elsewhere, the disadvantage of BRMs such as interferon-alpha is that while they do impart a general immune boost that is effective in many patients, the side effect profile is very poor and many patients must discontinue therapy because they cannot tolerate the adverse effects.
_______________________

[2]
BRMs or cytokines comprise a group of proteins made by the human body that alter the immune response to enhance, direct or restore the body's ability to fight disease. BRMs include colony stimulating factors, erythropoietins, interferons, interleukins, and Tumour Necrosis Factor (“TNF”) inhibitors.

We believe that treatment of chronic hepatitis C patients with HepaVaxx C vaccine may yield, if any, a side effect profile similar to that of any other prophylactic vaccine in that the most common adverse events will be limited to flu-like symptoms for a day or two. Furthermore, we believe that the HepaVaxx C vaccine will elicit both strong humoral and cellular immune responses in chronic hepatitis C patients, and that a cellular immune response directed against hepatitis C antigens will have the potential to eradicate the patient’s cells that harbour hepatitis C virus.

Chiron Corporation

Chiron Corporation is developing prophylactic and therapeutic vaccines using recombinant HCV antigens and adjuvants.

Schering-Plough Corp.:

Schering-Plough Corp.’s (“Schering-Plough”) Interferon product (“alpha-interferon”), PEG-INTRON, is currently the preferred treatment for HCV because it appears to be less toxic than Rebetol. Schering-Plough has developed a combination therapy with this product and ribavirin that was approved by European regulators in March 2001 and has been approved by the FDA.

F. Hoffman-La Roche Ltd.:

F. Hoffman-La Roche Ltd. (“Roche”) is developing an experimental therapeutic for the treatment of HCV infections. In a head-to-head Phase III clinical trial conducted by researchers at the University of Carolina, it was found that patients treated with Roche’s PEG interferon α-2a or Pegasys, combined with preparation of the antiviral agent ribavirin, was effective in 56% of patients tested, relative to 45% of subjects taking Schering-Plough’s Rebetol, the current industry standard.

In the Roche trial, researchers discovered that the most common side effects, depression and flu-like symptoms, were less frequently exhibited in the Pegasys and ribavirin group than in the group taking ribavirin alone. Depression occurred in 21% of those taking the combination therapy, compared with 30% in the ribavirin alone group, and 20% in the group taking Pegasys without ribavirin. (Source: Roche Press Release - May 22, 2001:http://www.natap.org/2002/Nov/111902-4.html.) However, the high cost (approximately U.S.$31,000 for a year’s supply) and the frequency of side effects with moderate efficacy make this therapy less than desirable. (Source: Fields Virology (2000) Volumes I and II (Fourth Edition))

T-ACT™ Platform Technology

Technology Overview

It is common knowledge that depriving a tumour of its blood supply has great potential in the fight against cancer and the treatment of benign tumours. Many large pharmaceutical companies conducting clinical studies have clearly established the concept that cutting off the blood supply to tumours causes them to regress and become dormant. Furthermore, cutting off the blood supply reduces the ability of cancers to invade tissues and to spread to other parts of the body.

Our T-ACT™ platform is a novel and proprietary targeted tumour starvation technology. The platform consists of two complementary product groups, OcclusinTM and Tactin, and is based on site-specific platelet-mediated thrombosis of solid tumour vasculature. The T-ACT™ technology platform has the potential to produce a wide range of products that stop the flow of blood to solid tumours, both malignant (cancer) and non-malignant (benign). Blockage of tumour tissue vasculature by targeted thrombosis starves the tumour of oxygen and essential nutrients, resulting in tumour regression and ultimately in tumour tissue death.

The T-ACT™ platform technology harnesses the body’s natural abilities to produce a blood clot in response to immobilized von Willebrand Factor (“VWF”). VWF circulates in the blood stream in an inactive state. Once it becomes immobilized in response to blood vessel damage, VWF is then able to capture circulating platelets and stop the flow of blood from the injured vessel.

The Occlusin™ technology includes several types of particles coated with VWF or other platelet binding proteins. These particles, delivered through a microcatheter, are tailor-made for the indication for which they are being delivered. Particle size is selected such that upon initiation of platelet reactivity with the particles (i.e., platelet binding to the particles) progression of the particles beyond the capillary bed cannot occur. By varying the particle size, shape and composition, while maintaining a clot forming component (e.g. VWF), the Occlusin™ agents will rapidly and efficiently block arteries of various sizes and locations. Furthermore, Occlusin™ agents can be made of either materials that are biodegradable or materials that would remain permanently resident in the body.

We believe that the Occlusin™ products are ideal for the treatment of uterine fibroids (benign tumour) and hepatocellular carcinoma (primary liver cancer).

Occlusin™ Products

Product Candidate Overview

Occlusin™ products will be our lead product for the treatment of uterine fibroids and liver cancer. Based on the T-ACT™ platform technology, the products consist of solid biodegradable particles coated with a platelet-binding agent. These agents are delivered by catheter to the main vessels feeding the tumour.

Market Overview

The OcclusinTM product market is a global market.

Uterine Fibroid Market Size

	Globally	US
Prevalence	30 - 40% of women 30-50 years of age	10.5 million
Target Market	20% of prevalence	2.1 million

Source: Canadian Coordinating Office for Health Technology Assessment; Statistics Canada; Central Intelligence Agency Population Statistics; Society of Interventional Radiology.

Uterine fibroids, also called leiomyomas, are benign tumours that can grow on the inside or outside of the uterus, or within the uterine wall. Their size can vary from that of a pea to the size of a full-term pregnancy. While most women with fibroids are symptom-free, approximately 25% to 30% experience prolonged bleeding, which can lead to anaemia and/or pain in the pelvis, abdomen, back or during sexual intercourse. Fibroids can also prevent a woman from conceiving, or can induce a miscarriage or premature labour. As fibroids grow and expand, they exert pressure upon the bladder and lower intestine and can cause difficult or increased urination, constipation, and a feeling of fullness.

The Society of Interventional Radiology estimates the incidence of uterine fibroids of significant size at 20% to 40% of women 35 years of age and older and 20% (two million women) experience severe debilitating effects. Corresponding numbers of women relative population in the rest of the world are similarly afflicted. ViRexx will determine the target market for its Occlusion Injection products by continued market analysis and through the clinical trial process.

Hysterectomy (complete removal of the uterus) or myomectomy (partial removal of the uterine wall) has been the treatment of choice for women suffering from severe side effects of uterine fibroids. These invasive surgical procedures require long hospital stays and recovery time, post surgery. In contrast, the uterine fibroid embolization (“UFE”) is a minimally invasive technique delivered as an outpatient procedure with minimal recovery time.

UFE involves delivering tiny embolic particles to the blood vessels feeding the fibroid. The particles are delivered by catheter and function to block the vasculature associated with this benign tumour. Once the blood supply is cut off, the fibroid shrinks resulting in symptom relief.

Recent study results presented at the Society of Interventional Radiology annual meeting (March 2003) confirm the superiority of UFE over hysterectomy. Women treated by UFE had reduced hospital stay (0.8 days versus 2.3 days) and less time away from work (10.7 days versus 32.5 days) in comparison to hysterectomy. In addition, the UFE group experienced significant reductions in blood loss and pain associated with the procedure.

Liver Cancer Market Size (primary + secondary to colorectal cancer)

	Globally	US
Prevalence	1,691,228	176,456
New Cases per year	1,137,738	97,836

Source: GLOBOCAN 2002

While primary liver cancer is not as prevalent in North America, in the less developed parts of the world such as Africa, Southeast Asia, and China, it is responsible for 50% of all cancer cases. This dramatic difference is believed to be due to the much higher prevalence of hepatitis B virus carriers in those regions, which predisposes to the development of hepatocellular carcinoma (“HCC”).

According to GLOBOCAN 2002, the worldwide prevalence of primary liver cancer was estimated to be 626,162 cases and, of these, over 411,000 were located in China, 18,000 in North America and 38,000 in Europe. The number of patients who died worldwide from primary liver cancer in 2002 was estimated to be 600,000. ViRexx will determine the target market for its Occlusin Injection product(s) by continued market analysis and through the clinical trial process.

In the U.S., the five-year survival rate for patients with all stages of liver cancer is 6%. The five year survival rate of American patients diagnosed with localized liver cancer is 14% and a mere 1% for patients with distant disease. There has been little improvement in the five-year survival rate for U.S. liver cancer patients since the mid 1970s when the overall survival rate was 4%. (Source: American Cancer Society, 2002 Statistics.)

A significant number of patients develop liver cancer secondary to other types of cancer. For example, 50% of patients with colorectal cancer develop liver metastases. GLOBOCAN 2002 estimates indicate that over 1 million cases of colorectal cancer occurred worldwide in the year 2002. Other types of cancer that progress to liver cancer through metastasis includes: breast, lung, pancreatic, stomach, large bowel, kidney, ovarian, and uterine cancer.

Competition

Embolotherapy, the blocking of blood vessels feeding a target tissue, has been practiced for more than 30 years. Several companies, in recent years, have focused on producing specific embolic agents for the treatment of various forms of solid tumours.

Biosphere Medical Inc.:

Biosphere Medical Inc.’s Embosphere™ microsphere technology is the perceived market leader in the area of embolotherapy. This company has developed several forms of its acrylic-based microspheres to treat both liver cancer and uterine fibroids. Embosphere™ Microspheres was recently approved by the FDA for the treatment of uterine fibroids.

Cook Incorporated:

Cook Incorporated markets polyvinyl alcohol (“PVA”) foam particles. This company markets several different sizes of the particles to block various sizes of blood vessels. Cook Incorporated also markets materials such as catheters required in UFE procedures. PVA particles are inert and serve only to physically interfere with the blood flow to the target tissue. In addition, the irregular shape of the PVA particles can result in clogging of the delivery catheter.

Tactin Technology

Technology Overview

Tactin agents are systemically delivered (injected intravenously) and include a series of cancer targeting components against markers such as TAAs found on the surface of a number of cancers and their metastases including liver, breast, lung, prostate and head and neck. The Tactin agents are capable of localizing platelets at a predetermined site by (a) binding to tumour cells that display unique TAAs and (b) by subsequently capturing a separately administered thrombus formation component (“TFC”). We believe that our TFC, VWF, is an exceptional platelet binding and activating protein, that when fixed to the tumour by the cancer targeting component induces a thrombus only within the confines of the tumour vasculature. Thus, the Tactin products utilize a tumour localized platelet collection and activation process through binding of a targeting agent to a tumour associated antigen, which subsequently leads to thrombus formation and limits the blood supply to the target area, and does this without inducing a generalized or systemic pro-thrombotic state.

Tactin agents affect the vascular system supplying tumours. The tumour targets are directly accessible to arterially or intravenously administered agents permitting rapid localization of a large percentage of the injected dose. We expect this to result in rapid occlusion of the tumour vasculature. Each capillary in a tumour provides oxygen and nutrients to thousands of tumour cells, so that even limited damage to the tumour vasculature has the potential to produce extensive tumour cell death.

Various targeting agents can be used in combination with the common TFC to achieve an effective response in a broad range of tumour and hyperplastic tissue pathologies. As an example, a targeting agent that binds to Alpha Fetal Protein (“AFP”) can be married to the same thrombus-inducing agent. This same thrombus-inducing agent can also be linked, in vivo, to other targeting agents that bind to other specific antigens (e.g., TAG-72, associated with colorectal cancer).

Market Overview

Please refer to the “Market Overview” section of the Occlusin™ Injection technology in this Form 20-F for an in depth discussion of the existing market.

Intangible Properties

We are a party to collaborative agreements with third parties relating to OvaRex® MAb and four other products from the AIT™ platform. Please refer to “Risk Factors - The Corporation is dependent on the success of its strategic relationships with United Therapeutics and other third parties” for further details.

Proprietary Protection

We rely upon patent protection and trademarks to preserve its proprietary technology and its right to capitalize on the results of its research and development activities and, to the extent it may be necessary or advisable, to exclude others from appropriating its proprietary technology.

Economic Dependence and Foreign Operations

We are dependent on the success of our strategic relationships with United Therapeutics. We, through the license agreement with United Therapeutics, are reliant on strategic relationships with third parties to the storage of the master cell banks for the OvaRex®, BrevaRex®, ProstaRex® and GiveRex® product candidates. The master cell banks are stored under contract to McKesson Bioservices in Rockville, MD. We are dependent upon foreign operations of United Therapeutics. For further details, please refer to the following “Risk Factors”: “WE RELY ON OUR STRATEGIC RELATIONSHIP WITH UNITED THERAPEUTICS” and “WE ARE IN THE EARLY STAGES OF PRODUCT DEVELOPMENT. OUR PRODUCT CANDIDATES MAY NOT BE EFFECTIVE AT A LEVEL SUFFICIENT TO SUPPORT A PROFITABLE BUSINESS VENTURE. IF THEY ARE NOT, WE WILL BE UNABLE TO CREATE MARKETABLE PRODUCTS AND WE WILL HAVE TO CEASE OPERATIONS”.

C.	Organizational structure

Control of ViRexx

We have one subsidiary named AltaRex Medical Corp. AltaRex is wholly owned by us and was incorporated under the laws of the Province of Alberta, Canada.

AltaRex has one wholly-owned subsidiary, AltaRex U.S., Corp., incorporated under the laws of Delaware, U.S.

We carry on our OvaRex® MAb business directly through AltaRex.

D.	Property and equipment

We lease our head office space in Edmonton, Alberta. The terms of the premises leased are as follows:

Annual base rent:	$109,263.00
Term expires:	May 31, 2011
Square footage:	13,244

No individual lease is deemed to be material. We believe that the physical facilities we lease are adequate to conduct our business during the next 12 months.

We have headquarters and laboratory space in Edmonton, Alberta. Our facilities include a 3-year-old office and laboratory space, which we consider to be world class and to represent a significant value to us. The facility includes offices, wet laboratories, and associated equipment. We also have access to the University of Alberta virus containment laboratory and animal research facility. Preferential privileges are accorded to us such as access to facilities and contact with key individuals, as a result of the present and past association of the senior corporate officers with the University of Alberta and the present contractual arrangements of technology transfer between the University of Alberta and us.

Property and equipment are described at cost less accumulated amortization in the financial statements. Amortization is provided for by using the declining balance method at the following annual rates:

Laboratory equipment	20%
Office, furniture and equipment	20%
Computer equipment	30%
Computer software	100%

Leasehold improvements are amortized over the term of the lease.

Item 5.	Operating and Financial Review and Prospects

Management’s Discussion and Analysis

The following discussion and analysis of our results of operations and liquidity and capital resources should be read in conjunction with our financial data and the financial statements and the related notes thereto included elsewhere herein. Unless otherwise specified, all references in this registration statement as a “fiscal year” or “year” of ViRexx refer to a twelve month financial period ended December 31.

We have prepared our Consolidated Financial Statements in accordance with GAAP. Canadian GAAP differs in certain material respects from U.S. GAAP. For a discussion of the principal differences between Canadian GAAP and U.S. GAAP as they pertain to us, see Note 16 to our audited Consolidated Financial Statements included elsewhere in this Form 20-F. Note 16 to our Consolidated Financial Statements also provides a reconciliation of our Consolidated Financial Statements to United States Generally Accepted Accounting Principles.

Critical Accounting Estimates

The preparation of financial statements in conformity with Canadian and U.S. GAAP requires management to make estimates that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as at the date of the financial statements and the reported amounts of revenue and expense during the reporting period. These estimates are based on assumptions and judgments that may be affected by commercial, economic and other factors. Actual results could differ from those estimates.

An accounting policy is considered to be critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time the estimate is made, and if different estimates reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact the financial statements. We believe that the assumptions, judgments and estimates involved in our accounting for acquired intellectual property rights could potentially have a material impact on the Corporation’s consolidated financial statements. The following description of critical accounting policies, judgments and estimates should be read in conjunction with our December 31, 2004 consolidated financial statements.

Acquired Intellectual Property

At September 30, 2005, our acquired intellectual property rights had a net book value of $32.6 million related to the intellectual property acquired in the acquisition of AltaRex in December 2004. The intellectual property consists of an Exclusive Agreement with Unither Pharmaceuticals Inc. (“Unither”), a wholly owned subsidiary of United Therapeutics, for the development of five monoclonal antibodies, including OvaRex® MAb, our lead product in late stage development for the treatment of ovarian cancer.

The intellectual property was recorded as an asset as required under Canadian GAAP, and is being amortized on a straight-line basis over its estimated useful life of thirteen years. We adopted the provisions of CICA 3063 “Impairment of Long-Lived Assets” and test the recoverability of long-lived assets whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. We record an impairment loss in the period when it is determined that the carrying amount of the assets may not be recoverable. The impairment loss is calculated as the amount by which the carrying amount of the assets exceeds the discounted cash flows from the asset. Changes in any of these management assumptions could have a material impact on the impairment of the assets.

Under U.S. GAAP, management has determined that the intellectual property is in-process research and development (“IPRD”), a concept which is not applicable under Canadian GAAP. IPRD is not capitalized under U.S. GAAP, but rather expensed at the time of acquisition. Consequently, the entire cost of the IPRD of $33.2 million associated with the AltaRex acquisition is reflected as a reconciling item in the December 31, 2004 consolidated financial statements, footnote 16, United States Accounting Principles, which reconciles Canadian GAAP to U.S. GAAP.

Change in Accounting Policy

Effective January 1, 2002, we adopted the recommendations of the Canadian Institute of Chartered Accountants (CICA) set out in Section 3870 “Stock-Based Compensation and Other Stock-Based Payments” (“CICA 3870”). Until January 1, 2004, this standard only required the expensing of the fair value of non-employee options, with note disclosure of the fair value and effect of employee and director options on the financial statements. For fiscal years beginning after January 1, 2004, the fair value of all options granted must be expensed in the Statement of Operations. Upon adopting this new standard, we elected to retroactively adjust retained earnings without restatement. On January 1, 2004, we increased the deficit by $0.7 million and increased contributed surplus by the same amount.

A.	Operating results

Financial Highlights

We recorded a net loss for the twelve months ended December 31, 2004 of $3,657,760 or ($0.14) per share, as compared to a net loss of $1,383,562 or ($0.15) per share for the year ended December 31, 2003. The expenditure increase is due to increased preclinical, product development, clinical trial activity and additional costs and resources associated with operating as a public company. In 2004, we completed preclinical activities and initiated a Phase I clinical trial for Occlusin™ Injection and accelerated preclinical activity (including manufacturing) for HepaVaxx B.

We recorded a net loss for the nine months ended September 30, 2005 of $5,716,701 or ($0.10) per share, as compared with a net loss of $2,306,190 or ($0.09) per share for the corresponding period ended September 30, 2004. The expenditure increase is primarily attributable to an increase in preclinical, product development and clinical trial activity. In the third quarter of 2005, the Company continued enrollment in the Occlusin™ Injection Phase I clinical trial and manufactured clinical grade material for HepaVaxx B.

Expenses

Government Assistance and Research and Development

Research and development expenses for the year ended December 31, 2004, totalled $1,796,680, an increase of $1,413,607 from the $383,073 incurred for the year ended December 31, 2003. The increase in research and development expenses is due to:

Increase in number of staff members and general cost increases related to staff	$77,710
Use of third party consultants to accelerate HepaVaxx B preclinical activities (initial manufacturing); and	680,431
Completion of Occlusin™ 50 Injection preclinical activities (including manufacturing) and initiation of the Phase I clinical trial (costs associated with contract research organization and regulatory filing).	575,947
Other	79,519
$1,413,607

Research and development expenses for the nine months ended September 30, 2005, totaled $3,279,150, an increase of $2,100,887 from $1,178,263 in research and development expenses incurred for the corresponding period ended September 30, 2004. The increase in research and development expenses was due to:

Manufacturing of clinical material for the HepaVaxx B Phase I trial	$530,640
Increase in number of staff members and general cost increases related to staff	442,561
Use of third party consultants to accelerate HepaVaxx B preclinical activities	130,662
Completion of Occlusin™ 50 Injection preclinical activities (including manufacturing) and ongoing Phase I clinical trial	184,711
Decrease in offsetting government assistance	499,430
Expansion of intellectual property portfolio	261,277
Stock-based compensation expense recorded for options granted	21,887
Other	29,719
$2,100,887

Prior to commercialization, ViRexx expects to continue to incur substantial research and development expenditures. The following table outlines projected expenditures for each product candidate for the fiscal years 2005 and 2006:

		Projected Expenditures
	YTD 2005	Quarter 4(1) - 2005	2005 Total	Quarter 1(2) 2006	Quarter 2(3) 2006	Quarter 3(4) 2006	Quarter 4(5) - 2006	2006 Total
Chimigen™	2,158,099	811,159	2,969,258	796,723	1,401,815	985,889	1,514,179	4,698,606
T-ACT™	810,021	847,930	1,657,951	819,274	924,639	1,162,176	1,183,680	4,089,769
AIT™	311,030	245,259	556,289	231,039	1,509,298	1,009,739	787,330	3,537,406
Total Projected Research & Development Expenditures	3,279,150	1,904,348	5,183,498	1,847,036	3,835,752	3,157,804	3,485,189	12,325,780

Notes:
(1)	Proposed Milestones for 2005
Q4 2005
-Commence HepaVaxx B Phase I Clinical Trial
-Complete Occlusin™ 50 Injection Phase I liver cancer clinical trial
-Select HepaVaxx C clinical candidate

(2)	Proposed Milestones for 2006
Q1 2006
-Tech transfer to European facility for OvaRex initiated
-Enrollment for OvaRex Phase III completed
-Results for OvaRex Phase II a trial
-GMP manufacturing for Occlusin 50 initiated

(3)	Q2 2006
-GMP manufacturing for Hep B initiated for Phase II trial in Q4
-Phase I trial for Occlusin Device initiated

(4)	Q3 2006
-Phase Ib trial on patients for Hep B initiated
-GMP manufacturing for OvaRex in Europe initiated

(5)	Q4 2006
-Phase II trial for Hep B initiated
-Phase Ib for Occlusin 50 initiated
-Pivotal trial for Occlusin Device initiated

A further description of our three major research and development projects are as follows:

Our most advanced programs include drug candidates for the treatment of ovarian cancer, chronic Hepatitis B & C and solid tumours. We have three technology platforms: the antibody-based immunotherapy (“AIT”), Chimigen™, and the T-ACT™platforms. The AIT™and Chimigen™platforms are designed to stimulate the immune system to recognize and remove certain cancers and chronic viruses. These three technology platforms are referred to above.

AIT™Platform Technology

Our monoclonal antibody immunotherapies were licensed in April 2002 to United Thereapeutics. OvaRex® MAb is the lead product and is currently being studied in two identical Phase III clinical trials in advanced ovarian cancer (Stage III and IV) patients. These studies, which commenced in January 2003, are being conducted at approximately 60 centers throughout the United States and will enroll up to 354 patients. As of September 30, 2005 approximately 310 patients have been enrolled in these trials. These studies could take up to two years to complete following full enrollment, depending on how long it takes for 236 patients to relapse. United is responsible for all costs of all clinical trials. We are incurring no costs and have no responsibility to incur costs for any OvaRex clinical trials in North America. Approximately $29.6 million from inception to date has been incurred on OvaRex development. We anticipate that by mid-2007 we should receive our first milestone payment from Unither in the amount of $2,000,000 (USD). In order to scale up production in anticipation of selling OvaRex in Europe, we must prepare for technology transfer testing and manufacturing. We anticipate that the total costs expended by us in 2005 for this purpose will be $516,730 and the total costs expended in 2006 for this purpose will be $3,537,406.

T-ACT™ Platform Technology

On September 23, 2004, we received authorization from Health Canada to initiate a Phase I clinical trial for Occlusin™ Injection in liver cancer patients. The Phase I trial is being conducted at the Toronto General Hospital of the University Health Network under the direction of Dr. Morris Sherman. We anticipate 12 patients with primary liver cancer will be enrolled in the study. The trial is designed to examine the safety of Occlusin™ Injection when used as an embolizing agent as part of transcatheter arterial chemoembolization (“TACE”) procedures for the treatment of cancer of the liver. We anticipate total expenditures of $1,557,691 in 2005 and a total of $4,089,769 during 2006 to complete the Phase I clinical trial and commence a Phase Ib clinical trial for Occlusion.

Chimigen™ Platform Technology

HepaVaxx B is a Chimigen™ therapeutic vaccine developed by us for the treatment of chronic hepatitis B viral infections. Application to commence Phase I clinical trials is expected in the fourth quarter of 2005.

On April 20, 2005, we entered into an agreement with a contract manufacturer, Protein Sciences Corporation (“PSC”) of Meriden, Connecticut, for the production of sufficient quantity of cGMP HepaVaxx B material for a Phase I clinical trial. We initiated the manufacturing in the second quarter of 2005.

We are currently evaluating potential clinical trial sites and developing, in consultation with potential investigators, a protocol for a Phase I clinical trial in healthy patients. We anticipate filing a CTA with Health Canada in the fourth quarter of 2005. We anticipate that in the fourth quarter of 2005 we will expend $811,159 in initiating the Phase I clinical trial with all of its attendant costs for a total amount of $2,723,163 in 2005. Throughout 2006, we anticipate expending $4,698,606 on cGMP manufacturing for the Hepatitis B Phase II clinical trial in the fourth quarter of 2006, finalizing the clinical candidate selection for Hepatitis C and commencing a Hepatitis Phase II clinical trial on patients by the fourth quarter of 2006.

Project Risks

Due to the inherent uncertainties involved in the drug development, regulatory review and approval processes, the anticipated completion dates, the cost of completing the research and development and the period in which material net cash inflows from these projects are expected to commence are not known or estimable. There are many risks and uncertainties associated with completing the development of the unapproved products discussed above, including the following:

•	Products may fail in clinical studies;

•	Hospitals, physicians and patients may not be willing to participate in clinical studies;

•	Hospitals, physicians and patients may not properly adhere to clinical study procedures;

•	The drugs may not be safe and effective or may not be perceived as safe and effective;

•	Other approved or investigational therapies may be viewed as safer, more effective or more convenient;

•	Patients may experience severe side effects during treatment;

•	Patients may die during the clinical study because their disease is too advanced or because they experience medical problems that are not related to the drug being studied;

•	Patients may not enrol in the studies at the rate we expect;

•	The FDA, HPB and foreign regulatory authorities may delay or withhold approvals to commence clinical trials or to manufacture drugs;

•	The FDA, HPB and foreign regulatory authorities may request that additional studies be performed;

•	Higher than anticipated costs may be incurred due to the high cost of contractors for drug manufacture, research and clinical trials;

•	Drug supplies may not be sufficient to treat the patients in the studies; and

•	The results of preclinical testing may cause delays in clinical trials.

If these projects are not completed in a timely manner, regulatory approvals would be delayed and our operations, liquidity and financial position could suffer. Without regulatory approvals, we could not commercialize and sell these products and, therefore, potential revenues and profits from these products would be delayed or impossible to achieve.

Government assistance for the twelve months ended December 31, 2004 totalled $864,430, an increase of $709,650 from the $154,780 recorded for the year ended December 31, 2003. Government assistance related to Industrial Research Assistance Program (“IRAP”) grants from the National Research Council of Canada (“NRC”) and a technology commercialization award from Alberta Heritage Foundation for Medical Research (“AHFMR’).

The detail of government assistance is as follows:

	For twelve months ended December 31, 2004	For twelve months ended December 31, 2003
	$	$
IRAP	364,430	154,780
AHFMR	500,000	-
	864,430	154,780

Government assistance for the nine months ended September 30, 2005 totaled $45,000, a decrease of $499,430 from $544,430 recorded for the corresponding period ended September 30, 2004. Government assistance related to Industrial Research Assistance Program (“IRAP”) grants from the National Research Council of Canada and a technology commercialization award from the Alberta Heritage Foundation for Medical Research (“AHFMR”).

The detail of government assistance is as follows:

	For nine months	For nine months
	ended Sept 30,	ended Sept 30,
	2005	2004
	$	$
IRAP	45,000	364,430
AHFMR	-	180,000
	45,000	544,430

Corporate Administration & Marketing

General and administrative expenses for the year ended December 31, 2004 totalled $1,887,711, an increase of $995,675 from the $892,036 recorded for the year ended December 31, 2003. The increase of general and administrative expenses is due to:

Consulting and professional fees associated with investor relations and corporate communication activities	$130,000
Increase in number of staff members and salary increases awarded to staff	300,000
Expenditure of patent & trademarks	514,000
Elevated insurance premiums and expanded insurance coverage (director & officer insurance)	45,000
Other	6,675
$995,675

General and administrative expenses for the nine months ended September 30, 2005, totaled $2,325,743, an increase of $1,190,767 from $1,134,976 in general and administration expenses recorded for the corresponding period ended September 30, 2004. The increase in general and administrative expenses was due to:

Consulting and other costs associated with investor relations and corporate communication activities	$405,670
Increase in number of staff members and general cost increases related to staff	199,962
Costs related to the acquisition of AltaRex Medical Corp.	162,000
Elevated insurance premiums and expanded insurance coverage (director & officer insurance)	45,000
Stock-based compensation expense recorded for options granted	305,659
Other	72,476
$1,190,767

Stock-based Compensation

Effective January 1, 2004, we became subject to the additional requirements of the CICA relating to stock-based compensation. The new standard requires that all stock option awards be valued on the date of grant using the fair value method and be expensed directly to the income statement. In accordance with the transition rules, we recorded an adjustment to the opening 2004 deficit in the amount of $734,773, representing the expense for the 2002 and 2003 fiscal years. Total stock-based compensation expense for the year ended December 31, 2004 totalled $385,729, an increase of $174,429 from the $211,300 recorded for the year ended December 31, 2003. Stock-based compensation expense for the nine months ended September 30, 2005 totalled $324,044, which reflects the vested portion of the 380,000 options granted during 2005 and the continuing amortization of options granted in 2004..

Depreciation and Amortization

Depreciation and amortization expense for the twelve months ended December 31, 2004 totalled $71,348, an increase of $39,752 from the $31,596 recorded for the year ended December 31, 2003. On November 11, 2004, we capitalized $187,841 for the purchase of equipment and renovation of facilities related to a move to new premises.

The increase in depreciation and amortization expense is due to additional fixed assets purchased over the course of 2004.

Depreciation and amortization expense for the nine months ended September 30, 2005 totaled $2,088,113, an increase of $2,053,817 from $34,296 recorded for the corresponding period ended September 30, 2004.

The increase in depreciation and amortization expense is due to the intellectual property acquired in December 2004 being amortized and charged to operations. Also, additional fixed assets were purchased over the course of the last twelve months.

Intellectual Property

Patent and trademark expenses for the twelve months ended December 31, 2004 totalled $271,384, an increase of $196,560 from the $74,824 recorded for the year ended December 31, 2003.

We will continue to incur significant patent costs during the twelve months of 2005 and in future years to protect our technologies. We anticipate third party intellectual property costs of approximately $500,000 in 2005. All 2005 patent costs will be funded from working capital.

Patent and trademark expenses for the nine months ended September 30, 2005 totalled $349,873 compared with $243,165 for the corresponding period ended September 30, 2004. This amount is included under the caption of research and development expenses.

We will continue to incur significant patent costs during the remainder of 2005 and in future years to protect our technologies. We anticipate third party intellectual property costs of approximately $500,000 in 2005. All 2005 patent costs will be funded from working capital.

Capital Expenditures

Capital expenditures on property and equipment were $403,364 for the twelve months ended December 31, 2004 compared to $94,617 for the year ended December 31, 2003.

Capital expenditures on property and equipment were $130,505 for the nine months ended September 30, 2005 compared with $55,119 for the corresponding period ended September 30, 2004.

Currently we have no significant commitments for property and equipment expenditures and estimate that all capital expenditures will be funded from working capital and/or capital leases.

B.	Liquidity and capital resources

We currently have no contributing cash flows from operations. As a result, we rely on external sources of financing, such as the issue of equity or debt securities, the exercise of options or warrants, investment income and milestone and royalty payments from license and collaboration agreements.

On April 14, 2004, ViRexx completed a public offering of 11,000,000 units at a price of $0.80 per unit for net proceeds of $8,000,132 after related issue expenses of $799,868. Each unit consisted of one common share and one-half common share purchase warrant. Each whole warrant entitled the holder to acquire one common share at an exercise price of $1.00 per share until October 14, 2005. In connection with this transaction, ViRexx issued 400,000 common shares to the agent.

On April 23, 2004, ViRexx issued 2,000 common shares from the exercise of warrants for proceeds of $2,000.

On May 3, 2004, ViRexx issued 2,500 common shares from the exercise of warrants for proceeds of $2,500.

On June 7, 2004, ViRexx issued 1,000 common shares from the exercise of warrants for proceeds of $1,000.

On December 10, 2004, we issued 26,257,759 common shares in connection with the acquisition of AltaRex. For each share owned, AltaRex shareholders received one half of one common share of ViRexx. Sixty percent of the common shares of ViRexx received by AltaRex shareholders are freely tradable and the remaining forty percent were subject to a hold period until June 10, 2005.

On December 21, 2004, we received approval for a Normal Course Issuer Bid allowing us to repurchase up to 2,663,823 common shares during the period December 23, 2004 to December 22, 2005, at market price at the time of the purchase. For the period December 23, 2004 to December 31, 2004, we did not repurchase any common shares.

At December 31, 2004, we had 53,276,477 common shares outstanding. The number of stock options and warrants outstanding at December 31, 2004 is 6,369,168 and 12,543,095 respectively and could generate proceeds of $18,448,389 if exercised.

At December 31, 2004, our cash and cash equivalents totalled $9,462,988 as compared to $2,708,599 at December 31, 2003. Our net cash used in operating activities totalled $3,266,213 for the twelve months ended December 31, 2004 as compared to $575,252 for the twelve months ended December 31, 2003 and reflects our use of cash to fund our net operating losses and the net changes in non-cash working capital balances.

On September 7, 2005 the Company completed a brokered private placement of 4,035,665 units for gross proceeds of $4,035,665. Each unit consists of one common share and one-half of one share purchase warrant. Each whole share purchase warrant entitles the holder to purchase one common share of ViRexx at a price of Cdn $1.20 for a period of 2 years. The broker for the private placement received cash of 7% of the gross proceeds and 403,567 broker warrants as a commission. Each broker warrant entitles the broker to acquire one common share of the Company for $1.20 per share until September 9, 2007.

At September 30, 2005, the Company’s cash and cash equivalents totaled $8,319,266 as compared with $9,462,988 at December 31, 2004. The Company’s net cash used in operating activities amounted to $4,817,845 for the nine months ended September 30, 2005 and reflects the Company’s use of cash to fund its net operating losses and the net changes in non-cash working capital balances. During the nine months ended September 30, 2005, the Company raised $3,179,195 from the completion of the private placement, exercise of warrants and stock options net of share issuance and normal course issuer bid costs.

We have no significant exposure to changes in interest rates and carries small amounts of operating capital in U.S. denominated instruments. We do not believe that the results of operations or cash flows would be affected to any significant degree by a sudden change in foreign exchange rates.

At September 30, 2005, ViRexx had 58,608,545 shares outstanding. Since then 236,000 shares have been issued pursuant to the exercise of warrants for proceeds of $236,000 and warrants for 9,886,720 shares have expired.

Our future funding needs vary depending on a number of factors, including the progress of our research and development programs, the number and breadth of these programs, the results of preclinical studies and clinical trials, the cost, timing and outcome of the regulatory process, the establishment of collaborations, the cost of preparing, filing, prosecuting, maintaining, defending and enforcing patent claims, the status of competitive products and the availability of other financing.

We will need to raise substantial additional funds through equity, debt financings, or collaborative arrangements with corporate partners or from other sources. There can be no assurance that we will be able to raise the necessary capital or that such funding will be available on favourable terms.

We are a biotechnology company focused on the development of novel therapeutic products for the treatment of certain cancers and chronic viral infections. We have three technology platforms that include product candidates in the clinical stage of development, as well as several preclinical product candidates. We will need to invest substantial amounts of cash to develop and potentially commercialize the product candidates.

Since inception, we have not had any material off-balance sheet arrangements, and inflation has not had a material effect on operations. There were no material commitments for capital expenses as of September 30, 2005.

The following table presents the unaudited selected financial data for each for the last 8 quarters ended December 31, 2004:

	First 9 Months Ended September 30, 2005			Year Ended December 31, 2004				Year Ended December 31, 2003
	Q1	Q2	Q3	Q1	Q2	Q3	Q4	Q2	Q3	Q4
Government assistance	-	45,000	-	261,525	193,936	88,969	320,000	79,934	15,066	67,277
Net Earnings (Loss)	(1,702,833)	(2,008,677)	(2,005,191)	(489,405)	(853,798)	(792,373)	(1,522,184)	(643,604)	(271,165)	(469,193)
Basic and diluted earnings (loss) per share	(0.03)	(0.04)	(0.04)	(0.03)	(0.03)	(0.03)	(0.05)	(0.07)	(0.03)	(0.05)

Our quarterly results have fluctuated primarily as a result of the level of operational activities and the availability of resources to fund operational activities.

For the three months ended December 31, 2004, we reported a consolidated net loss of $1,522,184 or $0.05 per common share compared to a consolidated loss of $1,383,562 or $0.15 for the twelve months ended December 31, 2003. The increase in the annualized consolidated loss resulted primarily from increased research & development activities associated with on-going Phase I clinical trial and manufacturing activities.

We are a research and development company, with our primary focus being the development and commercialization of product candidates. As such, our focus is not earnings but rather that we have sufficient resources to fund our development programs.

The quarterly results have varied primarily as a result of availability of resources to fund operations and the timing of significant expenses incurred in the development of our product candidates (manufacturing, clinical trials).

Outlook

We are a research and development company, with our primary focus being the development and commercialization of our products. As such, our focus is not earnings but rather that we have sufficient resources to fund our development programs. We expect to continue to incur operating losses in 2005 and future years as the development of our drug programs continue. Net research and development costs are expected to continue to increase in 2005 from those incurred in 2004 as we advance the development of Occlusin™ Injection, HepaVaxx B and HepaVaxx C therapeutic vaccines.

As of September 30, 2005, we had $8,319,266 in cash equivalents and short-term investments as compared with $9,462,988 at December 31, 2004. As such, we believe we have adequate financial resources to fund planned operations through the third quarter of 2006.

Over the longer term, we expect that we will require additional financing and as such plans to raise funds from time to time through either the capital markets or strategic partnering initiatives. Funding requirements may vary depending on a number of factors, including the progress and results of the pre-clinical studies and human clinical trials, regulatory approvals, and competing technological and market developments. Depending on the results of the research and development programs and availability of financial resources, we may accelerate, terminate, cut back on certain areas of research and development, or commence new areas of research and development.

C.	Research and development, patents and licenses, etc.

Research and Development

The research and development costs of us are expensed as they are incurred. Under Canadian generally accepted accounting principles, development costs should be capitalized if certain criteria are met. Companies with products in clinical trials do not necessarily meet these criteria. Our development costs do not meet the following two criteria: (i) the technical feasibility of the product or process has been established; and (ii) the future market for the product or process is clearly defined. With regard to (i), our strategic partner, United Therapeutics, continues enrolment of a Phase III clinical study for OvaRex® MAb and we continue enrolment of a Phase I clinical study for Occlusin™ Injection. Until the appropriate clinical studies have been completed, the technical feasibility of these products will not be known. With regard to (ii), the future market for the products will not be clearly defined until the completion of the clinical studies. Clinical studies not only determine the technical feasibility of the product, but also provide information regarding the proper use of the product and, therefore, the future market. Once the feasibility is determined a New Drug Application or Biologics License Application, or equivalent, is made to the appropriate regulatory body. Regulatory approval is required before the product can be marketed. For these reasons, our development costs are expensed and not capitalized.

Patents

In general, we pursue a policy of obtaining patent protection both in the U.S. and in selected foreign countries for subject matter considered patentable and important to our business. In addition, a portion of our proprietary position is based upon the use of technology and products we have licensed from others, including the master cell bank licensed from Biomira Inc. for OvaRex® MAb. The license agreement generally requires us to pay royalties upon commercialization of products covered by the licensed technology. We currently have an exclusive license from the University of Alberta to one issued patent, issued in the U.S. as well as 2 patent applications.

ViRexx or inventors who have assigned their patent applications to us own 46 issued and 141 pending patent applications worldwide. Of these, 22 are pending U.S. patent applications for our therapeutic products and processes. These patent applications cover various aspects of our core technology products, processes, and the methods for our production and use. We will continue to aggressively protect our technology with new patent filings with the intent of further extending our patent coverage.

The following patent families with issued patents and pending patents are considered significant to us:

	Issued	Pending
Altered Immunogenicity	2	7
Brevarex	4	24
Dendritic Cells	1	13
Multi-Epitopic	30	11
Photoactivation	2	4
ProstaRex	2	6
Tactin	3	9
Occlusin	1	14
Chimigen	0	3
	45	91

There are no issued patents, as yet, for Combination Therapy and Chimigen.

Trademarks And Trade Names

We rely upon our Canadian trade mark registrations to protect our technology. These registrations include ViRexx®,ViRexx Power to Cure™, AIT®, AltaRex®, BrevaRex®, GivaRex®, IRT®, Occlusin™, OvaRex®, ProstaRex® and T-ACT®. In the United States, we have registered trademarks for ViRexx®, AIT®, AltaRex®, BrevaRex®, GastaRex®, GivaRex®, GynaRex®, HepaRex®, MylaRex®, OvaRex®, PleuraRex® and ProstaRex® as well as pending applications for the brand names related to its other developing products including LivRex™, Occlusin™ and ViRexx Power to Cure Design. In addition, we have received registration and have pending applications for registration of our marks and names in other jurisdictions including Australia, Austria, the European Community, Germany, Hungary, Japan, Norway and Switzerland.

We currently have pending trademark applications in Canada for Hepclusin™ and Chimigen™.

D.	Trend information

We have not had production or sales and have no inventory of product.

E.	Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements

F.	Tabular Disclosure of Contractual Obligations

The long-term debt and obligations under capital leases and the operating obligations are as follows:

	Total	< 1 year(1)	1 - 3 years	> 3 years(2)
Convertible debentures	234,130	234,130	-	-
Long term debt and obligations under capital leases	-	-	-	-
Operating lease obligations	727,592	109,263	338,274	280,055
Purchase obligations	-	-	-	-
Total contractual obligations	961,722	343,393	338,274	280,055

Notes:
(1)	Lease on laboratory and offices of $109,263 per annum until May 31, 2007
(2)	Lease on laboratory and offices of $115,885 per annum from June 1, 2007 to May 31, 2011

G.	Safe Harbour

Not applicable.

Item 6.	Directors, Senior Management and Employees

A.	Directors and senior management

Each director is generally elected by a vote at the annual meeting of shareholders to serve for a term of one year. Each executive officer will serve until his/her successor is elected or appointed by the Board of Directors or his/her earlier removal or resignation from office. There are no family relationships between any of our executive officers and our directors. The following table lists our directors and senior management together with their respective positions as of November 1, 2005:

Name	Position and Offices and Starting Date

Dr. Antoine A. Noujaim	Former Chairman, Former Chief Executive Officer and a Director since December 22, 2003 (on extended medical leave since October 24, 2005)

Dr. Lorne J. Tyrrell	Chief Executive Officer since November 1, 2005 and Chief Scientific Officer and a Director since December 22, 2003

Jacques R. Lapointe	Director since December 9, 2004

Bruce D. Brydon	Director since December 9, 2004

Thomas E. Brown	Director since December 22, 2003

Dr. Jean Claude Gonneau	Director since April 14, 2004

Douglas Gilpin, CA	Director since April 14, 2004; Acting Chairman of the Board since October 24, 2005,

Macaraig (Marc) Canton	President and Chief Operating Officer since February 1, 2005, Acting Chief Financial Officer since November 2, 2005

Michael W. Stewart	Vice President, Operations, Oncology since December 22, 2003

Dr. Rajan George	Vice President, Research & Development, Infectious Diseases since December 22, 2003

Dr. Andrew Stevens	Vice President, Clinical and Regulatory Affairs since December 22, 2003

Dr. Irwin Griffith	Vice President, Drug Development, Infectious Disease since April 5, 2004

Antoine A. Noujaim, PH.D. D.Sc.
Dr. Noujaim founded AltaRex in 1995, and served as Chairman of the Board of Directors, Chief Scientific Officer, and President and Chief Executive Officer. In 1985, Dr. Noujaim co-founded Biomira Inc. (“Biomira”), a biotechnology company listed on the Toronto Stock Exchange under the symbol “BRA” and from 1993 to 1995 he served as President of a subsidiary unit, Biomira Research Inc. In addition, he acted as Senior Vice President of the Immunoconjugate Division of Biomira prior to 1994. Dr. Noujaim is Professor Emeritus of the University of Alberta and a director of a number of biotechnology companies. Dr. Noujaim co-founded ViRexx Research Inc. in September 2001, a predecessor corporation to ViRexx. Dr. Noujaim has served as an officer or chairman of various scientific organizations, editorial boards and national scientific committees, has authored more than 200 publications, and is an inventor on more than 100 issued patents and patent applications. He is the recipient of a number of national and international awards for contributions in the field of antibody-mediated therapeutics. Since October 24, 2005 Dr. Noujaim has been on extended medical leave but is still acting in a consulting capacity.

Lorne J. Tyrrell, Ph.D. M.D.
Dr. Tyrrell, a virologist of international repute, the former Dean of the Faculty of Medicine and Dentistry at the University of Alberta and the Director of the Glaxo Heritage Research Institute. His exceptional contributions to medical research have been recognized by his peers through awards such as the ASTech Award for Innovation and Science in Alberta, the Rutherford Award as “Outstanding Teacher for Undergraduate Students”, the Kaplin Award for Excellence in Research, and the Prix Galien Canada Medal for Research for his groundbreaking work on antiviral drugs for hepatitis B. In 2000, Dr. Tyrrell was awarded the gold medal by the Canadian Liver Foundation and the Canadian Association for the Study of Liver, and the Alberta Order of Excellence from the Province of Alberta. In September 2001, Dr. Tyrrell co-founded ViRexx Research Inc. along with Dr. Noujaim. In 2002, he was appointed an officer of the Order of Canada by the Government of Canada. In addition to authoring over 200 publications, he played a pivotal role in the development of the antiviral agent Lamivudine presently marketed by Glaxo as Epivir® for the treatment of HBV and HIV. Dr. Tyrrell became Chief Executive Officer of ViRexx on November 1, 2005.

Jacques R. Lapointe
Mr. Lapointe has been a Director of ViRexx since December 9, 2004. He is President and Chairman of the Board of ConjuChem Inc. and recent President and Chief Operating Officer of BioChem Pharma, Inc. (Montreal, Quebec). Mr. Lapointe has more than 30 years of leadership and operational experience with global biotechnology and pharmaceutical organizations. Prior to BioChem Pharma, Mr. Lapointe was with Glaxo Wellcome plc for 12 years and held the positions of President and CEO of Glaxo Canada as well as Glaxo Wellcome U.K. His earlier experience included operations, marketing and sales, in positions at Johnson & Johnson Canada. Mr. Lapointe is a former Chairman of the Pharmaceutical Manufacturers Association of Canada (PMCA), now known as Canada’s Research-based Pharmaceutical Companies (Rx&D). In 2003, Mr. Lapointe became President and CEO of ConjuChem Inc.

Bruce D. Brydon
Mr. Brydon has been a Director of ViRexx since December 9, 2004. Mr. Brydon is the former President and Chief Executive Officer of Biovail Corporation. He has more than 27 years of pertinent operational experience in biotechnology and pharmaceuticals, particularly in key industry areas such as registration and approval processes in the U.S., Canada and Europe, product licensing, and capital raising in the U.S. and Canadian debt/equity markets. Prior to Biovail, Mr. Brydon served as President and Chairman of Boerhinger Mannheim’s Canadian operations and as President of Beirsdorf AG’s Canadian health care and industrial business entities.

Thomas E. Brown
Mr. Brown has been a director of ViRexx since December 22, 2004. Mr. Brown is the Founder, Director and former President of Somagen Diagnostics Inc., (“Somagen”) an Edmonton-based, privately held sales and marketing company in the clinical laboratory diagnostic testing industry. Somagen’s clinical diagnostic product lines are provided by some of the world’s leading manufacturers in the areas of general chemistry, special chemistry, point of care, immunology, microbiology and cellular pathology. Somagen is currently the largest private clinical diagnostics company in Canada with sales, service and technical support in all regions of the country.

Dr. Jean Claude Gonneau
Dr. Gonneau has been a director of ViRexx since April 14, 2004. Dr. Gonneau is currently the General Manager of SG Cowen, Europe SAS, an investment banking institution. He has more than 25 years experience working in the financial markets in Europe and North America and maintains responsibility for the European operations of SG Cowen. Prior to his appointment as General Manager, he was Managing Director of SG Cowen. Dr. Gonneau is a director of numerous publicly traded companies and lives in London, England.

Douglas Gilpin, CA
Mr. Douglas Gilpin has been a director of ViRexx since April 14, 2004. Mr. Gilpin is a Chartered Accountant with more than 30 years of business advisory and consultancy experience. He was a partner with KPMG LLP from 1981 until his retirement from the firm in 1999. His practice focused on business advisory and assurance and involved work with numerous companies in the biotechnology field. Since October 24, 2005, Mr. Gilpin has been Acting Chairman of ViRexx

Macaraig (Marc) Canton, B.Sc., MBA
Mr. Canton has over 23 years of pharmaceutical and research experience. He joined ViRexx from Biovail Corporation where for 9 years he held key positions in multiple areas of the business in Canada and the United States, including marketing & sales, contract research and business development where he was responsible for all deal-related activities, including in-licensing and out-licensing products and technologies, partnering, and securing clinical trial contracts. Since November 2, 2005, Mr. Canton has been Acting Chief Financial Officer of ViRexx pending identification of a new Chief Financial Officer.

Michael W. Stewart, M.Sc.
Mr. Stewart has a 20-year history in the area of platelet biology and hematology. Mr. Stewart obtained his Master of Science degree in Experimental Medicine from the University of Alberta in 1982. In his capacity as Laboratory Scientist for the Department of Laboratory Medicine at Edmonton’s Capital Health Authority (1982 - 1997), Mr. Stewart authored more than 35 publications in peer reviewed medical journals. In addition, Mr. Stewart is named as inventor of 15 issued patents and 22 patents pending. Prior to joining ViRexx, Mr. Stewart served as Vice President Research and Development for Novolytic Inc. from 1999 to 2002 and prior to that as Director of Research and Development for Thrombotics, Inc., a biotechnology company (1997 to 1999).

Rajan George, Ph.D.
Dr. George has 25 years of research experience within a broad spectrum of the biomedical sciences including biochemistry, molecular biology, virology and immunology. Prior to joining ViRexx, Dr. George was a research scientist at the Glaxo Heritage Research Institute, University of Alberta carrying out research on various biochemical aspects of replication of hepatitis B viruses. This involved the cloning and expression of the viral proteins as well as the generation of synthetic peptides for use as antigens to generate antibodies for therapeutic vaccine development. Dr. George has more than 35 publications in peer reviewed medical journals to his credit.

Andrew Stevens, Ph.D.
Prior to joining ViRexx, Dr. Stevens was the Vice President of Product Development at Cytovax Inc., a biotechnology company, Dr. Stevens’ extensive experience includes responsibilities as Director of Clinical Research with ViRexx and serving as Director of Clinical and Regulatory Affairs and Director of Clinical and Professional Affairs at Biomira Inc., a biotechnology company. Dr. Stevens has over 30 years of clinical research, regulatory affairs, and product development experience gathered in the commercial development of various pharmaceuticals and radiopharmaceuticals in Canada and the US. He holds a Bachelor of Science degree in Pharmacy and a Ph.D. in Bionucleonics.

Irwin Griffith, Ph.D.
Dr. Irwin Griffith has more than 15 years of expertise in the development and commercialization of immunotherapies for cancer, inflammatory and autoimmune diseases. He previously served as Senior Director for Business Development with Biomira Inc. prior to founding Rational BioDevelopment Inc. in 2003.

Employment Agreements

Each of the employees of ViRexx have employment agreements. Below is a summary of the employment agreements for the top main employees of ViRexx:

1.	Dr. Lorne Tyrrell (Effective November 1, 2005)
Position: Chief Executive Officer (CEO) and Chief Scientific Officer
Duties: In collaboration with the Board of Directors, responsible for the overall supervision, management and operations of ViRexx.
Time Devotion: Dr. Tyrrell is to devote full business time, attention and ability to ViRexx’s affairs. He is also serving on several Boards of Directors and in various capacities at the University of Alberta including as the leader of the University of Alberta Centre of Excellence for Viral Hepatitis and supervisor of graduate students and will continue to serve in these various capacities and Dr. Tyrrell will use his reasonable efforts to manage his time appropriately.
Compensation: Commencing November 1, 2005, and throughout the term of this Agreement, a “Base Salary” of no less than CA $225,000.00 per annum exclusive of benefits and other compensation.
Bonuses: For each year of the term of the Employment Agreement and any extension or renewal thereof, Dr. Tyrrell is eligible to be considered for a bonus of up to 30% of Base Salary to be decided by the Board of Directors based on performance criteria pre-agreed with Dr. Tyrrell at the beginning of each year of the term of the Agreement.
Stock Options: Option effective on the Effective Date to purchase 500,000 common shares at a price per share and on the conditions stipulated in the Stock Option Plan; PROVIDED HOWEVER, the options will vest fully over three (3) years if Dr. Tyrrell continues to be employed as CEO.
Term: Agreement commences November 1, 2005 and continues until the Agreement is terminated by either Dr. Tyrrell or ViRexx in accordance with the Agreement.
Termination by Dr. Tyrrell and ViRexx Without Cause or Change of Control of the Employees: Agreement may be terminated without cause :
(a) by Dr. Tyrrell on giving 60 days notice. ViRexx may waive the notice.
(b) immediately by ViRexx, at ViRexx’s discretion and provided that Dr. Tyrrell has served for at least one (1) full year, ViRexx shall pay Dr. Tyrrell, in lieu of notice, one (1) year’s Base Salary, excluding bonus, and value of benefits otherwise received over same period and any accrued vacation pay as a full and final settlement.

(c) if Dr. Tyrrell has been employed for less than 1 year, the amount of Base Salary paid in lieu of notice shall be proportionate to the number of months during which Dr. Tyrrell is employed.
In the event that a change of control of ViRexx occurs and Dr. Tyrrell is terminated within a year of the change of control the above a, b and c apply.
Termination of Dr. Tyrrell for Disability: If Dr. Tyrrell suffers from any disability resulting in Dr. Tyrrell being unable to perform duties, ViRexx may terminate this Agreement upon giving 60 days notice and 1 year’s salary, the value of benefits otherwise received over the same period and accrued vacation pay.

2.	Macaraig (Marc) Canton (effective February 1, 2005)
Position: President and Chief Operating Officer
Duties: As a member of the Executive, the Chief Operating Officer is responsible for providing innovative leadership and direction to the senior management team while working with the Chief Executive Officer to promote the goals and values of ViRexx and ensuring the company’s daily operations are handled in a productive, cooperative way with contemporary management.
Term: Mr. Canton’s Agreement was effective as and from February 1st, 2005 and continues until January 31, 2008, unless terminated. The Agreement shall automatically continue in full force and effect for successive renewal periods of one year after January 31, 2008 unless terminated by either party by giving notice to the other at least 180 days prior to January 31, 2008 or the next succeeding automatic renewal date of the Agreement. If notice is given, the Agreement shall terminate on the day immediately after such automatic renewal date.
Exclusive Service: During the term of this employment, Mr. Canton shall devote the whole of his time and attention during business hours to the business of ViRexx.
Compensation: The Base Salary of $200,000.00 per annum, exclusive of benefits and other compensation (the "Base Compensation") reveiwable annually.
Bonus: Mr. Canton may be entitled to discretionary or variable compensation of up to 30% of Annual Salary, subject to the achievement of personal and corporate goals.
Stock Option: Option to purchase 300,000 common shares of ViRexx at an option exercise price per share equal to the closing price of ViRexx’s common shares on the Toronto Stock Exchange on January 31, 2005 (the “Stock Option”), subject to the provisions of ViRexx’s stock option agreement and all applicable regulations and laws. The three hundred thousand (300,000) Options shall vest over two years.
Termination: Employment shall terminate upon the earlier of: his death; or his attaining the age of sixty-five (65) years.
Disability: If Mr. Canton is unable to fulfill his duties and responsibilities as COO due to Disability, ViRexx shall have the right to terminate this Agreement upon providing 60 days notice in writing and the payment of 6 months salary, the value of benefits that would otherwise be received during the same period and any accrued vacation pay.
Termination by Mr. Canton and ViRexx Without Cause or Change of Control of the Employees:
(a)	ViRexx may terminate employment without cause upon:
(i) providing Mr. Canton with notification of termination, specifying the final date of his employment:
(ii) providing Mr. Canton with 6 months severance remuneration during the first full year of Mr. Canton’s employment and 12 months severance remuneration thereafter;
(iii) all benefits and allowances cease as of the Termination Date, subject to any conversion rights under ViRexx’s group benefit plan; and
(b)	Mr. Canton may resign from his employment on the following terms:

(i) Mr. Canton shall provide to ViRexx 3 months notice “Working Notice Resignation Period”, or such shorter period as the parties may mutually agree. ViRexx may waive the notice in full or in part;
(ii) during the Working Notice Resignation Period, Mr. Canton shall continue to use his best efforts to discharge his duties and responsibilities as COO;
(iii) Mr. Canton’s employment shall terminate on the last day of the Working Notice Resignation Period unless terminated early by ViRexx; and
(iv) all benefits and allowances shall cease as of the last day of the Working Notice Resignation Period, subject to any conversion rights.
If Mr. Canton elects to terminate his employment excluding any termination of Mr. Canton’s employment that occurs due to a Change of Control during the Control Change Period. ViRexx shall pay to Mr. Canton the following:
(a) an amount equal to the Paid Notice Period; and
(b) the value of the benefits to be provided during the 12 months following the date of his termination.

3.	Michael Stewart (Effective January 1, 2004)
Position: Vice President Operations for the Division of Oncology
Duties: Responsible for supervision and management of the Division of Oncology
Time Devotion: Mr. Stewart is supposed to devote full business time, attention and ability to ViRexx’s affairs.
Compensation: Commencing January 1, 2004, a salary, for each year of the 3 year term, of no 1ess than CA $120,000.00 per annum, reviewable annually.
Bonuses: Mr. Stewart is eligible to be considered for an annual bonus based on a percentage of salary.
Stock Options: Option to purchase 100,000 common shares at a price of $0.80 per share vested upon commencement of the term.
Term: Mr. Stewart’s Agreement commenced on January 1, 2004 and continues until December 31, 2006 at which time the Agreement shall expire unless terminated earlier or unless a renewal or extension is negotiated. If the Agreement is not renewed or extended for at least 1 year from December 31, 2006 or Mr. Stewart’s employment is terminated Mr. Stewart shall be entitled to payment of 6 months’ salary.
Termination by Mr. Stewart and ViRexx Without Cause or Change of Control of the Employees: The Agreement may be terminated by ViRexx or Mr. Stewart without cause:
(a) by Mr. Stewart on giving 60 days notice. ViRexx may waive the notice.
(b) if Mr. Stewart has been employed for less than 1 year, by ViRexx on giving 6 months notice or payment in lieu of notice.
(c) if Mr. Stewart has been employed for more than one year, by ViRexx on giving 1 years’ notice or payment in lieu of notice;
If a change of control of ViRexx occurs and Mr. Stewart is terminated within a year of the change of control the above provisions apply.
Termination of Mr. Stewart for Disability: If Mr. Stewart suffers from any disability resulting in Mr. Stewart being unable to perform duties, ViRexx may terminate this Agreement upon giving 60 days notice, 6 months’ salary, the value of benefits otherwise received over the same period and accrued vacation pay.

4.	Dr. Irwin Griffith (Effective April 6, 2004)
Position: Vice President
Duties: Responsible for duties associated with office of Vice President and any other duties as the President and/or the Board of Directors of ViRexx determine.
Time Devotion: Dr. Griffith shall devote his full business time, attention and ability to ViRexx’s affairs.

Compensation: Commencing January 1, 2004, a salary, for each year of the 3 year term, of no less than CA $125,000.00 per annum, reviewable annually. Plus, upon signing the Agreement, a one time payment of CA $10,000.00.
Bonuses: Dr. Griffith is eligible to be considered for an annual bonus based on a percentage of salary.
Stock Options: Option to purchase 100,000 common shares at a price of $0.80 per share. The option shall vest in equal 1/3 amounts over a three (3) year period.
Term: Dr. Griffith’s Agreement commenced on April 6 2004 and continues until April 5, 2006, at which time it shall expire unless terminated earlier or unless a renewal or extension is negotiated on a mutually satisfactory basis between ViRexx and Dr. Griffith. If the Agreement is not renewed or extended for another term of at least one (1) year from April 5, 2006 or Dr. Griffith’s employment is terminated, Dr. Griffith shall be entitled to payment of six (6) months’ salary.
Termination by Dr. Griffith and ViRexx Without Cause or Change of Control of the Employees: The Agreement may be terminated by ViRexx or Dr. Griffith without cause:
(a) by Dr. Griffith on giving 60 days notice. ViRexx may waive the notice.
(b) if Dr. Griffith has been employed for less than one (1) year, by ViRexx on giving six (6) months notice or payment in lieu of notice and
(c) if Dr. Griffith has been employed for more than one year, by ViRexx on giving one (1) years’ notice or payment in lieu of notice.
If a change of control of ViRexx occurs and Dr. Griffith is terminated within a year of the change of control the above provisions apply.
Termination of Dr. Griffith for Disability: If Dr. Griffith suffers from any disability resulting in Dr. Griffith being unable to perform duties, ViRexx may terminate this Agreement upon giving 60 days notice, 6 months’ salary, the value of benefits otherwise received over the same period and accrued vacation pay.

5.	Dr. Rajan George (Effective January 1, 2004)
Position: Vice President Research and Development
Duties: Responsible for overall supervision and management of Research and Development.
Time Devotion: Dr. George shall devote his full business time, attention and ability to ViRexx’s affairs.
Compensation: Commencing January 1, 2004, a salary, for each year of the 3 year term, of no less than CA $120,000.00 per annum, reviewable annually.
Bonuses: Dr. George is eligible to be considered for an annual bonus based on a percentage of salary.
Stock Options: Option to purchase 100,000 common shares at a price of $0.80 per share vesting on commencement of the term.
Term: Dr. George’s Agreement commenced on January 1, 2004 and continues until December 31, 2006, at which time it shall expire unless terminated earlier or unless a renewal or extension is negotiated on a mutually satisfactory basis between ViRexx and Dr. George. If Agreement is not renewed or extended for another term of at least one (1) year from December 31, 2006 or Dr. George’s employment is terminated Dr. George shall be entitled to payment of six (6) months’ salary.
Termination by Dr. George and ViRexx Without Cause or Change of Control of the Employees: The Agreement may be terminated by ViRexx or Dr. George without cause:
(a) by Dr. George on giving 60 days notice. ViRexx may waive the notice.
(b) if Dr. George has been employed for less than one (1) year, by ViRexx on giving six (6) months notice or payment in lieu of notice and
(c) if Dr. George has been employed for more than one year, by ViRexx on giving one (1) years’ notice or payment in lieu of notice.

If a change of control of ViRexx occurs and Dr. George is terminated within a year of the change of control the above provisions apply.
Termination of Dr. George for Disability: If Dr. George suffers from any disability resulting in Dr. George being unable to perform duties, ViRexx may terminate this Agreement upon giving 60 days notice, 6 months’ salary, the value of benefits otherwise received over the same period and accrued vacation pay.

6.	Dr. Andrew Stevens (effective January 1, 2004)
Position: Vice President Clinical and Regulatory Affairs
Duties: Responsible for the overall supervision and management of Clinical and Regulatory Affairs.
Time Devotion: Dr. Stevens shall devote his full business time, attention and ability to ViRexx’s affairs.
Compensation: Commencing January 1, 2004, a salary, for each year of the three (3) year term of no less than CA$120,000.00 per annum, reviewable annually
Bonuses: Dr. Stevens is eligible to be considered for an annual bonus based on a percentage of salary.
Stock Options: Option to purchase 100,000 common shares at a price of $0.80 per share vesting upon commencement of the term.
Term: Dr. Stevens’ Agreement commenced January 1, 2005 and shall continue until December 31, 2006 which time the Agreement shall expire unless terminated earlier or unless a renewal or extension is negotiated on a mutually satisfactory basis between ViRexx and Dr. Stevens. In the event that the Agreement is not renewed or extended for another term of at least one (1) year from December 31, 2006 or Dr. Stevens’ employment is terminated, Dr. Stevens shall be entitled to payment of six (6) months’ salary.
Termination by Dr. Stevens and ViRexx Without Cause or Change of Control of the Employees: The Agreement may be terminated by ViRexx or Dr. Stevens without cause:
(a) by Dr. Stevens on giving 60 days notice. ViRexx may waive the notice.
(b) if Dr. Stevens has been employed for less than 1 year, by ViRexx on giving 6 months notice or payment in lieu of notice.
(c) if Dr. Stevens has been employed for more than one year, by ViRexx on giving 1 years’ notice or payment in lieu of notice.
If a change of control of ViRexx occurs and Dr. Stevens is terminated within a year of the change of control the above provisions apply.
Termination of the Employee for Disability: If Dr. Stevens suffers from any disability resulting in Dr. Stevens being unable to perform duties, ViRexx may terminate this Agreement upon giving 60 days notice, 6 months’ salary, the value of benefits otherwise received over the same period and accrued vacation pay.

B.	Compensation

As at December 31, 2004, we had six executive officers. The aggregate cash compensation (including salaries, fees (including Director’s fees), commissions, bonuses to be paid for services rendered, bonuses paid for services rendered in a previous year, and any compensation other than bonuses earned, the payment of which is deferred), paid to and/or accrued in favour of such executive officer and corporations controlled by them by us for services rendered during the fiscal year ended December 31, 2004 was $201,600 to Dr. Noujaim, $172,800 to Mr. Salmon [former CFO], $120,000 to Mr. Stewart, $120,000 to Dr. George, $92,500 to Dr. Stevens and $102,868 to Dr. Griffith. We did not pay or accrue any other aggregate additional direct non-cash compensation to the executive officers during the financial year ended December 31, 2004. As at December 31, 2004, no amounts have been accrued or set aside for pension, retirement or other benefits for the executive officers and directors. When Dr. Noujaim went on extended medical leave, the Directors agreed to pay him the equivalent of one (1) year’s base salary.

Summary Compensation Table

The following table sets forth the compensation paid by us for the most recently completed financial years in respect of the directors and members of our administrative, supervisory or management bodies:

		Annual Compensation			Long-Term Compensation
					Awards		Payouts
Name and Principal Position	Year	Gross Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Options/ SARs(11) Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP(1) Payouts(2) ($)	All Other Compensation ($)
Dr. Antoine A. Noujaim, (3) Chairman, President, Chief Executive Officer & Director	2004	168,000	33,600	Nil	1,675,000(4)	Nil	Nil	Nil
Rob Salmon, (5) [Former Chief Financial Officer & Secretary]	2004	144,000	28,800	Nil	1,000,000(6)(7)	Nil	Nil	Nil
Dr. Lorne J. Tyrrell, Chief Scientific Officer					320,000	Nil	Nil	Nil
Jacques R. Lapointe, Director					405,000(8)	Nil	Nil	Nil
Bruce D. Brydon, Director					230,000(9)	Nil	Nil	Nil
Thomas E. Brown, Director					170,000	Nil	Nil	Nil
Dr. Jean Claude Gonneau, Director					145,000	Nil	Nil	Nil
Douglas Gilpin, CA, Director					145,000	Nil	Nil	Nil
Macaraig (Marc) Canton(10) , President and COO
Michael W. Stewart, Vice President of Operations, Oncology	2004	120,000			165,000	Nil	Nil	Nil
Dr. Rajan George, Vice President, Research and Development, Infectious Diseases	2004	120,000			165,000	Nil	Nil	Nil
Dr. Andrew Stevens, Vice President, Clinical and Regulatory	2004	92,500			115,000	Nil	Nil	Nil
Dr. Irwin Griffith, Vice President, Drug Development and Infectious Diseases	2004	102,868			115,000	Nil	Nil	Nil

Notes:
(1)	Long Term Incentive Plan (“LTIP”) is a plan of compensation based on the performance of ViRexx over several financial years.
(2)	ViRexx does not have any plans, which provide compensation intended to serve as incentive to executive officers for performance to occur over a period longer than one year.
(3)
Dr. Antoine Noujaim was appointed Chairman, President, Chief Executive Officer and Director on the date of the ViRexx Amalgamation, December 22, 2003. Subsequent to December 31, 2004, Dr. Noujaim resigned his position as President of ViRexx effective February 1, 2005.

(4)	Of these, 1,125,000 Options were issued as replacement Options pursuant to the Arrangement.
(5)	Rob Salmon was appointed Chief Financial Officer on the date of the ViRexx Amalgamation, December 23, 2003.
(6)	Of these, 625,000 Options were issued as replacement Options pursuant to the Arrangement.
(7)
500,000 Options were granted to Rob Salmon in fiscal 2003 by ViRexx Research Inc., a corporation amalgamated under the ABCA (“Former ViRexx”). 300,000 of such Options were exercised prior to the ViRexx Amalgamation on March 7, 2003. The remaining 200,000 Options were cancelled pursuant to the ViRexx Amalgamation Agreement and 200,000 replacement Options were issued by ViRexx on December 23, 2003.

(8)	Of these, 280,000 Options were issued as replacement Options pursuant to the Arrangement.
(9)	Of these, 105,000 Options were issued as replacement Options pursuant to the Arrangement.
(10)	Was hired in January of 2005.
(11)
Stock Appreciation Right (“SAR”) is a right granted by ViRexx as compensation for services rendered or otherwise in connection with office or employment to receive payment of cash or an issue or transfer of securities based wholly or in part on changes in the trading price of publicly traded securities.

We have granted stock options to certain officers and directors as described in Item 6E.

C.	Board practices

The directors listed above were elected to serve as directors at the annual meeting of the shareholders held on June 17, 2004 for the ensuing year until the next annual meeting of the shareholders. They were re-elected on June 16, 2005 to serve for the coming year until the next annual meeting. All of these directors are members of the environmental committee.

Thomas Brown, Douglas Gilpin and Bruce Brydon constitute the audit committee.

Jacques Lapointe, Thomas Brown and Dr. Jean Claude Gonneau constitute the compensation committee.

Bruce Brydon, Douglas Gilpin and Dr. Jean Claude Gonneau constitute the nominating and corporate governance committee.

Our by-laws provide that from time to time the directors may fix the quorum for meetings of directors and for meetings of committees of directors but unless so fixed, a majority of the directors present at a meeting of directors or a majority of members of a committee of directors at a meeting of that committee of directors constitutes a quorum and to the extent required by the ABCA no business may be transacted unless one-half of the directors present are resident Canadians. Meetings of the Board or committees of the Board may be held any place the Board determines or by telephone.

Board of Directors

The Board currently consists of seven members. Each director elected will hold office until the next annual meeting of shareholders or until his successor is duly elected, unless his office is earlier vacated in accordance with our by-laws.

Board Committees

The Board of Directors has four standing committees: an Audit Committee, a Compensation Committee, a Nominating and Corporate Governance Committee and an Environmental Committee.

Audit Committee

The members of the Audit Committee are all outside and unrelated directors and are independent from any interest in us. The Chairman of the Audit Committee is Douglas Gilpin. He was specifically recruited for his accounting and financial skills. All members of the Audit Committee are considered financially literate. The Audit Committee met four times in 2004 and all members were present at each meeting. We formally adopted the Audit Committee Charter on April 11, 2005. The stated purpose of the Audit Committee is to serve as an independent and objective party to monitor the integrity of our financial reporting process and system of internal controls, to review, appraise and monitor the independence and performance of our independent auditors and to provide an avenue for open communication among the independent auditors, management and the Board of Directors. All members of the Audit Committee must have a basic understanding of finance and accounting and must be able to read and understand fundamental financial statements. In addition, the Audit Committee reviews the independence and performance of its auditors and approves the fees and other significant compensation to be paid to the independent auditors. The Audit Committee has direct access to the independent auditors at all times and has the ability to retain, at our expense, special legal, accounting or other consultants or experts it deems necessary in the performance of its duties.

Compensation Committee

The members of the Compensation Committee are all outside and unrelated directors and are all independent from any interest in us. The Compensation Committee also adopted a charter on April 11, 2005. Under its charter, the Compensation Committee is responsible for reviewing management prepared policies and recommending to the Board of Directors on compensation policies and guidelines for senior officers and management personnel, corporate benefits, incentive plans, evaluation of the performance and compensation of the Chief Executive Officer and other senior management, compensation level for members of the Board of Directors and committee members, a succession plan for the Chief Executive Officer and key employees of us and any material changes in human resources policy, procedure, remuneration and benefits.

The Compensation Committee advises the Board on the administration of our Stock Option Plan, and reviews and approves the recommendations of senior management relating to the annual salaries, bonuses and stock option grants of the executive officers of us. The Compensation Committee reports to the Board, which in turn gives final approval to compensation matters.

Under the direction of the Compensation Committee, we are committed to the fundamental principles of pay for performance, improved shareholder returns and external competitiveness in the design, development and administration of its compensation programs. The Compensation Committee recognizes the need to attract and retain a stable and focused leadership with the capability to manage our operations, finances and assets. As appropriate, the Compensation Committee recognizes and rewards exceptional individual contributions with highly competitive compensation. The major elements of our executive compensation program are salary, annual cash incentives and long-term incentives, through the granting of stock options.

In connection with determining base salaries, we maintain an administrative framework of job levels into which positions are assigned based on internal comparability and external market data. Because of our lean organizational structure and potential growth in the international arena, the Compensation Committee’s goal is to provide base salaries, for its top performing employees, that are competitive with our peers and which also recognize the differentials from such peers.

The Board believes that employees should have a stake in our future and that their interest should be aligned with the interest of our stockholders. To this end, the Committee selects those executives and key employees whose decisions and actions can most directly impact business results to participate in the Stock Option Plan. Under the Stock Option Plan, officers, consultants, and key employees who are selected to participate are eligible to receive stock options that are granted subject to a vesting period determined by us and approved by the Board to create a long-term incentive to increase shareholder value. Awards of stock options are supplementary to the cash incentive plan and are intended to increase the pay-at-risk component for officers and key employees.

We have employment agreements or remuneration arrangements with all of our executive officers. Each agreement or arrangement provides for salary, benefits, bonuses and incentive stock option grants for the executive officer, and for compensation if his or her employment is terminated. Commencing January 1, 2005, directors are paid $1,500 per board meeting and $250 per committee meeting, except as described herein, there are no other agreements or other remuneration arrangements with any of its directors. The Compensation Committee met once formally during 2004 but communicated informally from time to time.

Nominating and Corporate Governance Committee

The members of this Committee are all outside and unrelated directors and are independent from any interest in us. The Nominating and Corporate Governance Committee also adopted a charter on April 11, 2005.

Pursuant to its charter, the Nominating and Corporate Governance Committee takes responsibility for preparing the disclosure in the Information Circular concerning corporate governance, and for developing and monitoring our general approach to corporate governance issues as they arise. It also assumes responsibility for assessing current members and nominating new members to the Board of Directors and ensuring that all Board members are informed of and are aware of their duties and responsibilities as a director of us. The Nominating and Corporate Governance Committee takes responsibility for the adoption of adequate policies and procedures to allow us to meet our continuous disclosure requirements, manage our principal risks, review the strategic plan on a timely basis, develop and monitor corporate policies relating to trading in securities, ensuring the Board annually reviews organizational structure and succession planning, reviews areas of potential personal liability of directors and ensures reasonable protective measures are in place and causes the Board to annually review its definition of an unrelated director. The Committee met formally one time in 2004 and communicated informally from time to time.

Our approach to corporate governance with reference to the TSX Guidelines is set out in our Management Information Circular. See Exhibit 1.1.

Environmental Committee

The Environmental Committee is comprised of our entire Board of Directors. The Environmental Committee adopted a charter on April 11, 2005. Under its charter the Environmental Committee will review, provide oversight of and monitor our environmental, health and safety policies, practices and actions; review, provide oversight of and monitor the social, political, and environmental trends, issues and concerns at the legislative, regulatory and judicial levels as they affect us and the industry, along with our positions and responses with respect thereto. It will also receive reports on the nature and extent of compliance or any non-compliance with relevant policies, standards and applicable legislation and will develop plans to correct deficiencies, if any. It reports to the Board on the status of such matters and reviews such other environmental matters as the Committee may consider suitable or the Board may specifically direct.

The Environmental Committee met once formally during 2004 but communicated informally from time to time.

D.	Employees

As at September 30, 2005, we have 26 fulltime employees of which 16 hold a Ph.D. There are currently 19 employees in research and development, and 7 employees in administration, corporate affairs and business development. All employees execute confidentiality and non-competition agreements and assignments of intellectual property rights to us.

We are not party to any collective bargaining agreements, have never experienced any material labour disruption and are unaware of any current efforts or plans to organize employees. We consider our relationship with our employees good.

E.	Share ownership

The following table sets out the names and titles of our executive officers and directors and their respective common share ownership in us as at September 30, 2005:

Name	Title/Office	As a % of Outstanding Shares
Dr. Antoine A. Noujaim	Director and Former Chief Executive Office	5,794,019 10.6%(1)
Dr. Lorne J. Tyrrell	Chief Executive Officer, Chief Scientific Officer and Director	1,566,792 2.9%(2)
Jacques R. Lapointe	Director	37,500 0.07%(3)
Bruce D. Brydon	Director	Nil(4)
Thomas E. Brown	Director	709,214 1.3%(5)
Dr. Jean Claude Gonneau	Director	Nil(6)
Douglas Gilpin, CA	Acting Chairman and Director	Nil(7)
Macaraig (Marc) Canton	President and Chief Operating Officer and Acting Chief Financial Officer	Nil(8)
Michael W. Stewart	Vice President, Operations, Oncology	266,039 0.49%(9)
Dr. Rajan George	Vice President, Research & Development, Infectious Diseases	72,763 0.13%(10)
Dr. Andrew Stevens	Vice President Regulatory Affairs	Nil(11)
Dr. Irwin Griffith	Vice President, Drug Development, Infectious Disease	Nil(12)

Notes:
(1)
Dr. Noujaim’s wife, Jean Noujaim also holds 26,430 Shares or 0.048% of the issued and outstanding Shares of ViRexx. Dr. Noujaim also holds options for an additional 1,675,000 ViRexx Shares and warrants for an additional 625,000 ViRexx Shares which, if exercised, would raise the total number of Shares beneficially owned, directly or indirectly by Dr. Noujaim to 8,094,019 ViRexx Shares. Assuming no other changes in share capital but the exercise of the options and warrants held by Dr. Noujaim, upon such exercise Dr. Noujaim would beneficially own, directly or indirectly 14.23% of the issued ViRexx Shares.

(2)
Dr. Tyrrell also holds options for an additional 320,000 ViRexx Shares, which, if exercised, would raise the total number of Shares beneficially owned, directly or indirectly by Dr. Tyrrell to 1,886,792 Shares. Assuming no other changes in share capital but the exercise of the Options held by Dr. Tyrrell, upon such exercise Dr. Tyrrell would beneficially own, directly or indirectly 3.4% of the issued ViRexx Shares.

(3)	Mr. Lapointe also holds options for 405,000 ViRexx Shares, which, if exercised, assuming no other changes, would result in Mr. Lapointe holding 442,500 or 0.8% of the ViRexx Shares.
(4)	Mr. Brydon holds options for 230,000 ViRexx Shares, which, if exercised, assuming no other changes, would result in Mr. Brydon holding 230,000 or 0.4% of the ViRexx Shares.
(5)
Thomas Brown also holds options for an additional 170,000 ViRexx Shares, which, if exercised, would raise the total number of ViRexx Shares beneficially owned, directly or indirectly by Mr. Brown to 879,214 Shares. Assuming no other changes in share capital but the exercise of the options held by Mr. Brown, upon such exercise Mr. Brown would beneficially own, directly or indirectly 1.6% of the issued ViRexx Shares.

(6)
Dr. Gonneau also holds options for 145,000 ViRexx Shares. Assuming no other changes in share capital but the exercise of the options held by Dr. Gonneau, upon such exercise Dr. Gonneau would beneficially own, directly or indirectly 0.26% of the issued ViRexx Shares.

(7)
Mr. Gilpin holds options for 145,000 ViRexx Shares. Assuming no other changes in share capital but the exercise of the options held by Mr. Gilpin, upon such exercise Mr. Gilpin would beneficially own, directly or indirectly 0.26% of the issued ViRexx Shares.

(8)
Mr. Canton holds options for 300,000 ViRexx Shares. Assuming no other changes in share capital but the exercise of the options held by Mr. Canton, upon such exercise Mr. Canton would beneficially own, directly or indirectly 0.6% of the issued ViRexx Shares.

(9)
Mr. Stewart also holds options for an additional 165,000 ViRexx Shares, which, if exercised, would raise the total number of ViRexx Shares beneficially owned, directly or indirectly by Mr. Stewart to 431,039 Shares. Assuming no other changes in share capital but the exercise of the options held by Mr. Stewart, upon such exercise Mr. Stewart would beneficially own, directly or indirectly 0.8% of the issued ViRexx Shares.

(10)
Dr. George’s wife, Daisy George also holds 6,904 Shares in an RRSP account or 0.013% of the issued and outstanding Shares of ViRexx. Dr. George also holds options for an additional 165,000 ViRexx Shares, which, if exercised, would raise the total number of ViRexx Shares beneficially owned, directly or indirectly by Dr. George to 237,763 Shares. Assuming no other changes in share capital but the exercise of the options held by Dr. George, upon such exercise Dr. George would beneficially own, directly or indirectly 0.4% of the issued ViRexx Shares.

(11)
Dr. Stevens holds options for 115,000 ViRexx Shares. Assuming no other changes in share capital but the exercise of the options held by Dr. Stevens, upon such exercise Dr. Stevens would beneficially own, directly or indirectly 0.2% of the issued ViRexx Shares.

(12)
Dr. Griffith holds options for 115,000 ViRexx Shares. Assuming no other changes in share capital but the exercise of the options held by Dr. Griffith, upon such exercise Dr. Griffith would beneficially own, directly or indirectly 0.2% of the issued ViRexx Shares.

The names and titles of our executive officers and directors to whom options have been granted by us which are outstanding as of March 31, 2005 and the number of Common Shares subject to such options are set forth in the following table:

Name	Title/Office	Number of Shares	Exercise Price	Expiry Date
Dr. Antoine A. Noujaim,	Director(1) , Former President & Chief Executive Officer	350,000(2) 1,125,000(2)(5) 200,000(2)	$0.80 $0.48 $0.90	Dec. 23, 2008 May 15, 2013 Dec. 16, 2014
Dr. Lorne J. Tyrrell	Chief Executive Officer, Chief Scientific Officer & Director	300,000 20,000	$0.80 $0.90	Dec. 23, 2008 Dec. 16, 2014
Dr. Jean Claude Gonneau	Director	125,000 20,000	$0.80 $0.90	April 14, 2009 Dec. 16, 2014
Douglas Gilpin	Director	125,000 20,000	$0.80 $0.90	April 14, 2009 Dec. 16, 2014

Name	Title/Office	Number of Shares	Exercise Price	Expiry Date
Jacques R Lapointe	Director	10,000 20,000 50,000 200,000 125,000	$6.26 $0.94 $0.76 $0.86 $0.90	May 24, 2011 June 19, 2012 July 18, 2012 June 9, 2013 Dec. 16, 2014
Bruce D. Brydon	Director	10,000 20,000 75,000 125,000	$3.90 $0.94 $0.86 $0.90	April 10, 2011 June 19, 2012 June 9, 2013 Dec. 16, 2014
Thomas E. Brown	Director	150,000 20,000	$0.80 $0.90	Dec. 23, 2008 Dec. 16, 2014
3,090,000

Notes:
(1)
Dr. Antoine Noujaim was appointed Chairman, President, Chief Executive Officer and Director on the date of the ViRexx Amalgamation, December 23, 2003. Subsequent to December 31, 2004, Dr. Noujaim resigned his position as President of ViRexx effective February 1, 2005.

(2)	Options are exercisable into Shares of ViRexx.
(3)	These Options vested on December 22, 2004.
(4)
All previously issued stock options were cancelled pursuant to the Arrangement and replacement Options were issued by ViRexx on December 10, 2004, at which time ViRexx’s Shares were trading on the TSXV.

Option Plan

We have in place a Stock Option Plan dated June 16, 2005 (the “Plan”) pursuant to which the Board of Directors of ViRexx may grant stock options (“Options”) up to a maximum of 8,256,000 Shares of ViRexx. The Plan provides that the terms of the Options and the Option price shall be fixed by the Directors subject to the price restrictions and other requirements imposed by the TSX. The Plan also provides that no Option shall be granted to any person except upon recommendation of the Directors of ViRexx, and only Directors, officers, employees, consultants and other persons who provide ongoing services of us or our subsidiaries may receive Options. Options granted under the Plan may not be for a period longer than ten (10) years and the exercise price must be paid in full upon exercise of the option.

The purpose of the Plan is to assist Directors, officers, employees, consultants and other persons who provide ongoing services of ViRexx and any of its subsidiaries to participate in the growth and development of ViRexx. The total number of Shares, which may be granted to any optionee, shall not exceed 5% of the outstanding Shares. The granting of Options is administered by the ViRexx Board, subject to the policies of the TSX.

During the financial year ended December 31, 2004, there were 4,564,168 Options which were either granted or converted from AltaRex options pursuant to the Arrangement. Subsequent to the financial year ended December 31, 2004, we granted an additional 300,000 Options at an exercise price of $1.17, exercisable until February 1, 2015, to Marc Canton as an inducement to his terms of employment as President and Chief Operating Officer of ViRexx. These Options were not granted pursuant to the Plan.

No optionee has any rights as a shareholder with respect to any shares subject to an option prior to the date of the issuance of a certificate or certificates for such shares.

As at September 30, 2005 there were 6,120,200 options outstanding with a weighted average exercise price of $0.75. ViRexx does intend to register the stock underlying the options under the Securities Act.

Item 7.	Major Shareholders and Related Party[3] Transactions

A.	Major shareholders

The following table sets forth, as at March 31, 2005, certain information regarding each person who is known to us as an owner of more than 5% of the outstanding Common Shares of us.

Name	Class	Amount Owned(1)	% of Class
Dr. Antoine A. Noujaim	Common	5,794,019	9.85%

Canmarc Trading Co.(2)	Common	4,010,010	6.81%

(1)	Includes the Common Shares directly controlled by Dr. Noujaim.
(2)	Michael Marcus of Houston, Texas, holds 100% voting and dispositive power over Canmarc Trading Co.

None of our major shareholders have different voting rights.

Based on a report by Computershare, as at December 31, 2004, there were 600 registered Shareholders in the United States that held common shares totalling 13.53 percent of the common shares outstanding.

To the extent known to us, we are not directly or indirectly owned or controlled by any Foreign Government, or by any other natural or legal persons, severally or jointly.

B.	Related party transactions

To the best of the knowledge of our management, other than information already disclosed elsewhere in this Form 20-F and except for employment agreements with Executive Officers and stock option agreements, no person who has been an insider of us for the three (3) most recently completed financial years ended December 31, 2004, December 31, 2003 or December 31, 2002 or subsequent period to the date of this Form 20-F or any associate or affiliate of such insider has had any material direct or indirect interest in any material transaction with us since January 1, 2002 or in any proposed transaction which has materially affected or would materially affect us or our subsidiaries.

C.	Interests of experts and counsel

Not Applicable.

[3]
“Related Party” means, in relation to a corporation, a promoter, officer, Director, other insider or Control Person of that corporation (including an issuer) and any associates and affiliates of any of such persons. In relation to an individual, related party means any associates of the individual or any corporation of which the individual is a promoter, officer, Director or Control Person.

Item 8.	Financial Information

A.	Consolidated Statements and Other Financial Information

Our consolidated financial statements are included herein under Item 18.

Legal Proceedings

There are no material legal proceedings which have been commenced against us or, to the knowledge of management of ViRexx, will be commenced.

Dividend Policy

To date, we have not paid any dividends on its Common Shares. The payment of dividends in the future, if any, is within the discretion of the Board of Directors of ViRexx and will depend upon our earnings, our capital requirements and financial condition and other relevant factors. We do not anticipate declaring or paying any dividends in the foreseeable future.

B.	Significant Changes

Not applicable.

Item 9.	The Offer and Listing

A.	Offer and listing details

The annual high and low market prices for the five most recent full financial years are as set forth below:

	High	Low
TSX - Toronto Stock Exchange
December 16, 2004 - December 31, 2004(1)	1.22	0.85
TSX Venture Exchange
December 15, 2004(1)	1.60	0.90
December 31, 2003(2)	0.14	0.10
December 31, 2002(3)	0.23	0.15
December 31, 2001(3)	0.55	0.30
December 31, 2000(3)	0.55	0.16

Note:
(1)	ViRexx’s Shares were delisted from the TSXV on December 15, 2004 and commenced trading on the TSX on December 16, 2004 as a result of the AltaRex Arrangement effective December 10, 2004.
(2)
Prior to the ViRexx Amalgamation, Norac, one of the predecessors to ViRexx, was a publicly listed company on the TSXV. On June 23, 2003, trading of Norac’s common shares was halted upon the announcement of the ViRexx Amalgamation. On August 18, 2003, Norac’s listing was moved to the NEX board of the TSXV as a result of its inactive status. Pursuant to the ViRexx Amalgamation, the common shares of Norac were delisted from the TSXV on January 2, 2004 and ViRexx’s Shares were listed on the TSXV that same date but remained halted. ViRexx’s Shares resumed trading on the TSXV on April 16, 2004.

(3)	The trading price of common shares of Norac.

The high and low market prices for each full financial quarter over the two most recent full financial years and the subsequent period are as set forth below:

TSX - Toronto Stock Exchange	High	Low (1)
January 1 - June 30, 2005	2.13	0.96
December 16, 2004 - December 31, 2004	1.22	0.85
TSX Venture Exchange
December 15, 2004	1.20	0.94
September 30, 2004	1.18	0.90
June 30, 2004	1.60	1.02
March 31, 2004	-	-
December 31, 2003	-	-
September 30, 2003	-	-
June 30, 2003	0.14	0.10
March 31, 2003	-	-

Notes:
(1)
Prior to the ViRexx Amalgamation, Norac, one of the predecessors to ViRexx, was a publicly listed company on the TSXV. On June 23, 2003, trading of Norac’s common shares was halted upon the announcement of the ViRexx Amalgamation. On August 18, 2003, Norac’s listing was moved to the NEX board of the TSXV as a result of its inactive status. Pursuant to the ViRexx Amalgamation, the common shares of Norac were delisted from the TSXV on January 2, 2004 and ViRexx’s Shares were listed on the TSXV that same date but remained halted. ViRexx’s Shares resumed trading on the TSXV on April 16, 2004.

For the most recent six months, the high and low market prices of our Common Shares are as set forth below:

	High	Low
TSX - Toronto Stock Exchange
October 31, 2005	1.04	0.94
September 30, 2005	1.14	0.94
August 31, 2005	1.15	0.90
July 31, 2005	1.04	0.96
June 30, 2005	1.12	0.96
May 31, 2005	1.43	1.03
April 30, 2005	1.59	1.30
March 31, 2005	2.13	1.45
February 28, 2005	2.00	1.10
TSX Venture Exchange
December 1, 2004 - December 15, 2004	1.09	0.94
November 30, 2004	1.10	0.95
October 31, 2004	1.20	1.01

Our Common Shares were de-listed from the TSX Venture Exchange on December 15, 2004 and contemporaneously listed on the Toronto Stock Exchange.

At September 30, 2005, there were 12,935,519 warrants outstanding at a weighted average exercise price of $1.10.
The Shares to be registered number 58,608,545 and are no par value Common Shares.

Granted Options pursuant to licensing agreements:
License Agreement: Tyrrell Hepatitis monoclonal technology

Time of Grant: Concurrent with close of each financing round and/or financing tranche

Vesting: Concurrent with grant of option

Term: Five years from grant of option

	Vesting	Date of	Expiry	Exercise	Options	Outstanding	Vested	Expiration
Name	Schedule	Grant	Date	Price	Granted	9/30/2005	9/30/2005	Year
University of Alberta	Immediate	23-Dec-2003	23-Dec-2008	$0.80	50,000	50,000	50,000	2008
University of Alberta	Immediate	14-Apr-2004	14-Apr-2009	$0.80	85,000	85,000	85,000	2009
					135,000	135,000	135,000

					30-Sept-05
					(Unaudited)
	Exercise	Opening	Granted	Exercised	Cancelled	Closing
	price	#	#	#	#	#
Expiry date	$
14-Apr-05	0.8	1,100,000	-	(1,100,000)	-	-
23-Jun-05	0.8	500,000	-	(500,000)	-	-
14-Oct-05	1	5,086,595	-	(189,000)	-	4,897,595
14-Oct-05	1	5,496,500	-	(277,875)	-	5,218,625
26-Nov-06	4	360,000	-	-	-	360,000
31-Jan-07	1.2		37,900			37,900
9-Sep-07	1.2		2,421,399			2,421,399

		12,543,095	2,459,299	(2,066,875)	0	12,935,519

31-Dec-04
(Audited)
	Exercise	Opening	Granted	Exercised	Cancelled	Closing
	price	#	#	#	#	#
Expiry date	$
14-Apr-05	0.8	-	1,100,000	-	-	1,100,000
23-Jun-05	0.8	500,000	-	-	-	500,000
7-Jul-05	1	5,000,000	318,595	2,000	230,000	5,086,595
14-Oct-05	1	-	5,500,000	3,500	-	5,496,500
26-Nov-06	4	-	360,000	-	-	360,000

		5,500,000	7,278,595	5,500	230,000	12,543,095

31-Dec-03
(Audited)
Exercise	Opening	Granted	Exercised	Cancelled	Closing
price	#	#	#	#	#
Expiry date	$

23-Jun-05	0.8	-	500,000	-	-	500,000
7-Jul-05	1	-	5,000,000	-	-	5,000,000

	-		5,500,000	-	-	5,500,000

	30-Sep-05		30-Jun-05		31-Dec-04		31-Dec-03
	(Unaudited)		(Unaudited)		(Audited)		(Audited)

	Stock	Weighted	Stock	Weighted	Stock	Weighted	Stock	Weighted
	options	average	options	average	options	average	options	average
	#	Exercise	#	Exercise	#	Exercise	#	Exercise
		price		price		price		price
		$		$		$		$
Outstanding - Beginning of period	6,369,168	0.84	6,369,168	0.84	2,103,218	0.8	685,000	0.5
Granted	80,000	1.42	80,000	1.42	4,564,168	0.85	2,403,218	0.7
Exercised	(150,218)	0.84	(100,218)	0.83	(13,218)	0.8	(300,000)	0.001
Expired	(178,750)	3.9	(75,000)	0.86	(285,000)	0.8	(685,000)	0.5

Outstanding - End of period	6,120,200	0.75	6,273,950	0.84	6,369,168	0.84	2,103,218	0.8

Exercisable - End of period	5,310,500	0.75	5,148,417	0.83	5,121,968	0.83	2,103,218	0.8

B.	Stock Option Pricing

No repricing took place during the last fiscal year ended December 31, 2004 with respect to stock options held by Named Executive Officers.

C.	Pension and Retirement Plans and Payments made upon Termination of Employment

We do not have any pension or retirement plan which is applicable to the Named Executive Officers other than as described below. We have not provided compensation, monetary or otherwise, during the preceding fiscal year, to any person who now acts or has previously acted as a Named Executive Officer of ViRexx, in connection with or related to the retirement, termination or resignation of such person other than as described in the succeeding paragraph and we have provided no compensation to such persons as a result of a change of control of us, our subsidiaries or affiliates. We are not party to any compensation plan or arrangement with any person who now acts as a Named Executive Officer resulting from the resignation, retirement or the termination of employment for cause of such person.

D.	Plan of Distribution

Not Applicable.

E.	Markets

Our Common Shares are listed for quotation on the Toronto Stock Exchange under “VIR” and not on any other public trading market. We have applied for listing on the American Stock Exchange.

F.	Selling Shareholders

Not Applicable.

G.	Dilution

Not Applicable.

H.	Expenses of the issue

Not Applicable.

Item 10.	Additional Information

A.	Share capital

ViRexx is authorized to issue an unlimited number of common shares (“ViRexx Shares”) of which 58,608,545 ViRexx Shares are issued and outstanding as fully paid and non-assessable as at the date hereof.
Common Shares

The holders of the ViRexx Shares are entitled to dividends if, as and when declared by the Board of Directors, to one vote per ViRexx Share at meetings of the shareholders, and upon liquidation, dissolution or winding up of ViRexx are entitled to receive such assets of ViRexx as are distributable to the holders of the ViRexx Shares. All of the ViRexx Shares outstanding as of the date hereof are fully paid up and non-assessable.

Options and Warrants

ViRexx currently has outstanding stock options and common share purchase warrants to purchase common shares as outlined in Note 11 of our audited financial statements.

Share Sales

The share issuance history during the past three years is contained in Note 11 of the audited Financial Statements of ViRexx.

History of Share Capital

On April 14, 2004, ViRexx completed an offering to the public, through its agent Canaccord Capital Corporation (“Canaccord”), of 10,000,000 units, each consisting of one ViRexx Share and one half warrant (“ViRexx Public Offering Warrant”), for gross aggregate proceeds of CDN $8,000,000 ($0.80 per unit) and the exercise of an over allotment option to purchase a further 1,000,000 units, each consisting of one ViRexx Share and one half ViRexx Public Offering Warrant, for further gross aggregate proceeds of CDN $800,000 ($0.80 per unit) by Canaccord. Each full ViRexx Public Offering Warrant constitutes a non-transferable ViRexx Share purchase warrant entitling the holder thereof to purchase one ViRexx Share at a price of $1.00 until October 14, 2005. In December 2004 the Arrangement was completed which resulted in the issuance of 26,257,759 ViRexx Common Shares for all issued and outstanding shares of AltaRex shares. The following sets out information with respect to issuances of Common Shares by ViRexx which have changed the amount of capital.

Former ViRexx

In the 12 months preceding the effective date of the ViRexx Amalgamation, 1,032,648 Former ViRexx Research Shares were issued as follows:

Date of Issue	Number of Shares Issued	Price per Share	Gross Proceeds	Manner of Issuance
March 27, 2003	48,000	$0.65	$31,200	Share Subscription
April 8, 2003	300,000	$0.001	$300	Employee Options
August 6, 2003(1)	521,233	$0.369/$0.422	$192,333	Debenture Conversion
December 22, 2003(2)	163,415	$0.422	$68,944	Debenture Conversion
Notes:
(1)
On August 6, 2003, Dr. Antoine Noujaim converted his $175,000 principal amount of indebtedness plus accrued interest of $17,333 (for an aggregate of $192,333) into 521,233 ViRexx Shares on the following conversion basis. The principal amount of $175,000 was converted at $0.369 per ViRexx Share for a total of 480,160 ViRexx Shares and accrued interest of $17,333 was converted at $0.422 per ViRexx Share for a total of 41,073 ViRexx Shares.

(2)	(See “Consolidated Loan and Share Capital”).

The ViRexx Amalgamation

On the effective date of the ViRexx Amalgamation, December 23, 2003, 4,455,000 Norac A Shares and 2,500,000 Norac B Shares were outstanding. As a result of the ViRexx Amalgamation, the outstanding Norac A Shares were converted into ViRexx Shares on the basis of 0.2244667 ViRexx Shares for each Norac A Share and 0.0000004 ViRexx Shares for each Norac B Share. A total of 1,000,000 ViRexx Shares were issued on conversion of Norac A Shares and Norac B Shares.

On the effective date of the ViRexx Amalgamation, December 23, 2003, 17,778,725 ViRexx Research Shares were outstanding. As a result of the ViRexx Amalgamation, the outstanding Former ViRexx Shares were converted into ViRexx Shares on the basis of 0.5287218 ViRexx Shares for each Former ViRexx Share. A total of 9,400,000 ViRexx Shares were issued on conversion of Former ViRexx Shares.

ViRexx

On the date of the ViRexx Amalgamation, December 23, 2003, ViRexx issued the following securities:

Date of Issue	Number of Shares Issued (1)	Price per Share	Manner of Issuance
December 29, 2003	10,400,000	Deemed $0.80	From treasury
December 31, 2003	200,000	Deemed $0.80	From treasury as corporate finance fee to the Agent
Notes:
(1)
5,000,000 ViRexx Private Placement Special Warrants were issued pursuant to the ViRexx Private Placement issuable as ViRexx Private Placement Units of one ViRexx Share and one ViRexx Private Placement Warrant.

On the date of the ViRexx Public Offering, April 14, 2004, ViRexx issued the following securities:

Date of Issue	Number of Shares Issued (1)	Price per Share	Manner of Issuance
April 14, 2004	11,000,000	$0.80	From treasury
April 14, 2004	400,000	$0.80	From treasury as corporate finance fee to the Agent

Notes:
(1)
10,000,000 Units were also issued pursuant to the ViRexx Public Offering, 10,000,000 of such units consisting of one ViRexx Share and one half ViRexx Public Offering Warrant, 1,000,000 of such units (the Agent’s over-allotment option) consisting of one ViRexx Share and one half ViRexx Public Offering Warrant.

B. Memorandum and articles of association

Our Certificate of Incorporation, together with all amendments, which we refer to as our articles of incorporation, are on file with the Alberta Registrar of Corporations under Alberta Corporate Access Number 2010829345. Our articles of incorporation do not include a stated purpose and contain no restrictions on the nature of business to be carried on. Under the ABCA, in the absence of any such restrictions, a corporation has the capacity, rights, powers and privileges of a natural person, and has the capacity to carry on business, conduct its affairs and exercise its power in any jurisdiction outside Alberta to the extent that the laws of that jurisdiction permit. For additional information regarding our incorporation, see Item 4 - Information on the Corporation - History and Development of the Corporation.

A director of ViRexx need not be a shareholder. In accordance with the ABCA, at least one quarter of our directors must be residents of Canada. The ABCA requires that a person must be at least 18 years of age, be of sound mind and not be bankrupt or a dependent adult or formal patient under the Dependent Adults Act or Mental Health Act, or the subject of an order under The Mentally Incapacitated Persons Act in order to serve as a director. Neither our articles of incorporation or by-laws, nor the ABCA, impose any mandatory retirement requirements for directors.

A majority of the number of directors holding office at the time of the meeting will constitute a quorum, provided that at least half of the directors present are resident Canadians. Business cannot be transacted at a directors’ meeting without quorum.

A director who is a party to, or who is a director or officer of or has a material interest in any person who is a party to, a material contract or transaction or proposed material contract or transaction with us shall disclose to us the nature and extent of his interest at the time and in the manner provided by the ABCA. The ABCA prohibits such a director from voting on any resolution to approve the contract or transaction unless the contract or transaction:

•	is an arrangement by way of security for money lent to or obligations undertaken by the director for the benefit of ViRexx or an affiliate;

•	relates primarily to his or her remuneration as a director, officer, employee or agent of ViRexx or an affiliate;

•	is for indemnity or insurance; or

•	is with an affiliate.

ViRexx’s Board of Directors may, on behalf of ViRexx and without authorization of our shareholders:

•	borrow money upon the credit of ViRexx;

•	issue, reissue, sell or pledge debt obligations of ViRexx;

•	subject to certain disclosure requirements of the ABCA, give a guarantee on behalf of ViRexx to secure performance of an obligation of any person;

•	mortgage, hypothecate, pledge or otherwise create a security interest in all or any property of ViRexx owned or subsequently acquired to secure any obligation of the ViRexx; and

•	the directors by resolution may delegate to a director, a committee of directors or an officer any of these powers.

Our articles of incorporation permit the Board of Directors of ViRexx to appoint one or more additional directors of ViRexx to serve until the next annual meeting of shareholders, provided that the number of additional directors does not at any time, exceed one-third of the number of directors who held office at the expiration of the last annual meeting of shareholders of ViRexx.

Rights and preferences of Capital Stock of ViRexx

Not applicable

Changing to the Rights of Shareholders

We are required to amend our articles of incorporation to effect any change to the rights of our shareholders. Such an amendment would require the approval of holders of two-thirds of the shares cast at a duly called special meeting. If we wish to amend the rights of holders of a specific class of shares, such approval would also be required from the holders of that class. A shareholder is entitled to dissent in respect of such a resolution and, if the resolution is adopted and ViRexx implements such changes, demand payment of the fair value of its shares.

Meetings of Shareholders

Our by-laws state that the annual meeting of shareholders shall be held on such date and at such time in each year as the Board, or the chairman of the Board, or the president in the absence of the chairman of the Board, may from time to time determine. In addition, the Board has the authority to call a special meeting of shareholders at any time. An annual meeting of shareholders is held each year, not later than fifteen months after the last preceding annual meeting, for the purpose of considering the financial statements and reports, electing directors, appointing auditors and for the transaction of other business as may be brought before the meeting. Notice of time and place of each meeting of shareholders must be given not less than 21 days, nor more than 50 days, before the date of each meeting to each director, to the auditor and to each shareholder who at the close of the business on the record date for notice is entered in the securities register as the holder of one or more shares carrying the right to vote at the meeting. Notice of meeting of shareholders called for any other purpose other than consideration of the minutes of an earlier meeting, financial statements and auditor’s report, election of directors and reappointment of the incumbent auditor, must state the nature of the business in sufficient detail to permit the shareholder to form a reasoned judgement and must state the text of any special resolution to be submitted to the meeting.

The only persons entitled to be present at a meeting of shareholders are those entitled to vote, the directors of ViRexx and the auditor of ViRexx. Any other person may be admitted only on the invitation of the chairman of the meeting or with the consent of the meeting. If a corporation is winding-up, the ABCA permits a liquidator appointed by the shareholders, during the continuance of a voluntary winding-up, to call and attend meetings of the shareholders. In circumstances where a court orders a meeting of shareholders, the court may direct how the meeting may be held, including the parties entitled, or required, to attend the meeting.

Our articles of incorporation states that meetings of our shareholders may be held in the cities of Vancouver and Victoria, British Columbia, Winnipeg, Manitoba, Ottawa and Toronto, Ontario, Montreal, Quebec, Halifax, Nova Scotia and anywhere in the Province of Alberta.

Limitations on Right to Own Securities

There is no limitation imposed by Canadian law or by our articles or other charter documents on the right of a non-resident to hold or vote common shares or preference shares with voting rights (the “Voting Shares”), other than as provided in the Investment Canada Act (“ICA”). The ICA requires a non-Canadian making an investment which would result in the acquisition of control of a Canadian business (i.e. the gross value of the assets of which exceed a certain monetary threshold) to identify, notify or file an application for review with the Investment Review Division of Industry Canada (“IRD”).

The notification procedure involves a brief statement of information about the investment on a prescribed form which is required to be filed with the IRD by the investor at any time up to 30 days following implementation of the investment. It is intended that investments requiring only notification will proceed without government intervention unless the investment is in a specific type of business activity related to Canada’s cultural heritage and national identity.

If an investment is reviewable under the ICA, an application for review in the form prescribed is normally required to be filed with the IRD prior to the investment taking place and the investment may not be implemented until the review has been completed and the Minister of Industry (“Minister”) (the Minister responsible for Investment Canada) is satisfied that the investment is likely to be of net benefit to Canada. The Minister has up to 75 days to make this determination. If the Minister is not satisfied that the investment is likely to be of net benefit to Canada, the non-Canadian must not implement, may be required to divest himself of control of the business that is the subject of the investment.

In 1999, some of the powers, duties and functions of the Minister were transferred to the Minister of Canadian Heritage under Parts II to VI of the ICA as they relate to the prescribed business activities enumerated under paragraph 15(a) of the ICA, namely those that relate to Canada’s “cultural heritage or national identity” (Cultural Activities”) Cultural Activities include, among other things, the distribution or sale of books, magazines, film and video recordings and music recordings. As a result, an application for review must be submitted to the Cultural Sector Review Division of the Department of Canadian Heritage (“CSRD”) in respect of the acquisition of control of a Canadian business engaged in a Cultural Activity that exceeds the prescribed lower monetary threshold applicable to the acquisition of such Canadian businesses.

The Minister of Canadian Heritage’s review, similar to the Minister’s review, is based on the statutory threshold of net benefit to Canada. CSRD is guided by certain policy statements regarding investments by non-Canadians in Canadian businesses engaged in certain Cultural Activities. CSRD’s policy statements address certain Cultural Activities at the production/publication, distribution and/or exhibition levels.

The following investments by non-Canadians are subject to notification under the ICA:

1.	An investment to establish a new Canadian business; and

2.	An investment to acquire control of a Canadian business that is not reviewable pursuant to the Act.

The following investments by a non-Canadian are subject to review under the ICA:

1.	An investment is reviewable if there is an acquisition of a Canadian business and the asset value of the Canadian business being acquired equals or exceeds the following thresholds:

(a)
For non-World Trade Organization (“WTO”) investors, the threshold is $5 million for a direct acquisition and $50 million for an indirect acquisition; the $5 million threshold will apply however for an indirect acquisition if the asset value of the Canadian business being acquired exceeds 50% of the asset value of the global transaction;

(b)
Except as specified in paragraph (c) below, a threshold is calculated annually for reviewable direct acquisitions by or from WTO investors. The threshold for 2003 was $223 million. Pursuant to Canada’s international commitments, indirect acquisitions by or from WTO investors are not reviewable;

(c)	The limits set out in paragraph (a) apply to all investors for acquisitions of a Canadian business that:

(i)	engages in the production of uranium and owns an interest in a producing uranium property in Canada;

(ii)	provides any financial service;

(iii)	provides any transportation services; or

(iv)	is a cultural business.

2.
Notwithstanding the above, any investment which is usually only notifiable, including the establishment of a new Canadian business, and which falls within a specific business activity, including the publication and distribution of books, magazines, newspapers, film or video recordings, audio or video music recordings, or music in print or machine-readable form may be reviewed if an Order-in-Council directing a review is made and a notice is sent to the Investor within 21 days following the receipt of a certified complete notification.

Generally speaking, an acquisition is direct if it involves the acquisition of control of the Canadian business or of its direct or indirect Canadian parent and an acquisition is indirect if it involves the acquisition of control of a non-Canadian direct or indirect parent of an entity carrying on the Canadian business. No change of voting control will be deemed to have occurred if less than one-third of the voting control of a Canadian corporation is acquired by an investor.

A WTO investor, as defined in the ICA, includes an individual who is a national of a member country of the WTO or who has the right of permanent residence in relation that WTO member, a government or government agency of a WTO investor-controlled corporation, a limited partnership, trust or joint venture that is neither WTO-investor controlled or Canadian controlled of which two-thirds of its board of directors, general partners or trustees, as the case may be, are any combination of Canadians and WTO investors.

The higher thresholds for WTO investors do not apply if the Canadian business engages in activities in certain sectors such as uranium, financial services (except insurance), transportation services or cultural business.

The ICA exempts certain transactions from the notification and review provisions of ICA, including, among others, (a) an acquisition of Voting Shares if the acquisition was made in the ordinary course of that persons’ business as a trader or dealer in securities; (b) an acquisition of control of the company in connection with the realization of a security interest granted for a loan or other financial assistance and not for any purpose related to the provisions of the ICA; (c) the acquisition of voting interests by any person in the ordinary course of a business carried on by that person that consists of providing, in Canada, venture capital on terms and conditions not inconsistent with such terms and conditions as may be fixed by the Minister; and (d) acquisition of control of the company by reason of an amalgamation, merger, consolidation or corporate reorganization, following which the ultimate direct or indirect control in fact of ViRexx, through the ownership of voting interests, remains unchanged.

Change of Control

Our articles of incorporation and by-laws do not contain any specific provision that has the effect of delaying, deferring or preventing a change of control of ViRexx.

Disclosure of Ownership

Our by-laws do not contain provisions regarding public disclosure of share ownership. Applicable Canadian securities legislation requires certain public disclosure of the shareholdings of those persons who are insiders of ViRexx. Insiders include directors and senior officers as well as those persons who own common shares that exceed 10 percent of our company’s total issued and outstanding common shares.

With respect to the foregoing in this Item 10B, the applicable corporate law in the United States differs significantly in some respects from that in Canada. For example, under applicable corporate law in the United States, a company may not issue an unlimited number of shares. Additionally, a corporation may not be formed for certain purposes, such as insurance or commercial banking, unless certain approvals are received.

C.	Material contracts

All Agreements described below relating to the Plan of Arrangement between Nova Bancorp and AltaRex and the Plan of Arrangement between ViRexx and AltaRex have been carried out and the purpose of these agreements achieved. All of the United Therapeutics agreements including the debenture (item 3) and Security Agreement (item 4) and the Convertible Note (item 8) have been discharged through repayment and/or conversion of the debt secured thereunder to common shares of ViRexx. See page 11.

1. Exclusive License Agreement Between Unither Pharmaceuticals, Inc and AltaRex Corp. (“AltaRex”) dated April 17, 2002.

Through this Agreement, Unither Pharmaceuticals, Inc (“UP”) obtains from AltaRex an exclusive license to certain intellectual property rights owned or controlled by AltaRex in order to develop and commercialize products for the treatment of diseases.

1.1 Material Rights and Obligations of the Parties to the Agreement

Grant: With the exception of Joint Intellectual Property, AltaRex hereby grants to UP a sole and exclusive, non-transferable (other than to an Affiliate with prior written notice to AltaRex), royalty bearing license in the Territory, with the right to grant sublicenses, under the Licensed Technology to develop, make, have made, use, import, market, promote, sell and have sold Products within the Field in the Territory.

Sublicenses

(a) With the exception of Joint Intellectual Property, UP shall have the right to grant sublicenses, in the Territory to any Third Party or Affiliate. Each sublicensee shall be subject to the same terms and conditions of this Agreement. UP shall be liable for all actions of UP’s sublicensees.

(b) UP grants to AltaRex an exclusive, royalty-free license, with the right to grant sublicenses, under its interest in Joint Intellectual Property:

(i) to develop, make, have made, use, import, market, promote, sell and have sold Products within the Field outside of the Territory only.

(ii) that is not specific to the development and/or commercialization of antibodies OvaRex, BrevaRex, ProstaRex, AR54 and GivaRex.

Initial Assessment Period  UP will work with AltaRex during the Initial Assessment Period to assess the development of the Licensed Technology.

UP Development Program UP shall direct the UP Development Program and shall develop and conduct such research, development and preclinical and clinical trials to obtain regulatory approvals to market and commercialize Products UP determines are commercially feasible, and obtain approvals to market Product(s) in the Territory. UP shall complete enrollment in a pivotal OvaAltaRexRex® study by April 30, 2004; and make an OvaRex® BLA submission by April 30, 2006.

Suspension of Milestone Schedule UP’s obligation to meet the development milestones is conditioned on the continuing absence of any material safety or regulatory event or condition causing UP to determine that development or marketing of the Product should be suspended or stopped. UP’s obligations to develop or market a Product shall be suspended so long as any such condition or event exists, and the development milestone schedule shall be extended by the period of such suspension.

Disclosure of Inventions and Development Results: Each party shall disclosure to the other every invention or discovery, conceived or reduced to practice in the performance of the Initial Assessment Period, the UP Development Program or the AltaRex Development Program (as it relates to the Licensed Technology). Each party shall regularly inform the other party of results and shall provide copies of results and data.

Regulatory Efforts and Coordination:

(a) UP shall solely manage and make clinical and regulatory decisions with respect to the registration of Products within the Territory. AltaRex shall participate and collaborate in the process.

(b) Outside of the Territory, AltaRex intends to research, develop and conduct preclinical and clinical activities to obtain regulatory approvals to market and commercialize products incorporating or based on the Licensed Technology (“AltaRex Development Program”). UP shall review and approve this program and participate and collaborate in the AltaRex Product registration process outside the Territory.

Clinical Data: Each party grants to the other full access to all Data it develops or controls for the other party’s use in efforts to obtain Product registrations.

AltaRex Obligations:

(a) AltaRex, shall deliver to UP of all Information regarding the Licensed Technology required to fulfill its obligations under this Agreement.

(b) AltaRex shall provide UP with assistance and consultation regarding the Licensed Technology, including access to sample materials and data and necessary document execution.

(c) AltaRex shall provide UP free of charge with all bulk drug substance, clinical trial material and other forms and formulations of OvaRex® and other compounds and products within the Licensed Technology in AltaRex’s possession or control as of the Effective Date in connection with the performance of its obligations during the Initial Assessment Period, the UP Development Program and otherwise in accordance with this Agreement.

(d) AltaRex shall execute “short form” licenses needed to effect the UP’s registration of exclusive licenses in countries within the Territory

(e) UP has exclusive right of first refusal to enter into an agreement concerning the license, development and/or commercialization of new chemical entities, compounds, products, or other therapies owned or controlled by AltaRex which have application, in the treatment of cancer that are not included within the Licensed Technology

Ownership of Joint Intellectual Property Joint Intellectual Property shall be initially owned by AltaRex. After the filing of any patent application covering Joint Intellectual Property, if there is no advantage to keeping the application assigned to AltaRex, AltaRex shall assign a one-half interest to UP.

Filing, Prosecution and Maintenance of Joint Intellectual Property UP shall, control the preparation, filing, prosecution, grant and maintenance of patent rights regarding Joint Intellectual Property in the Territory. AltaRex shall, control the preparation, filing, prosecution, grant and maintenance of patent rights regarding Joint Intellectual Property outside the Territory, as well as the Joint Intellectual Property licensed to AltaRex. If one party elects not to file or to abandon an application or patent under the Joint Intellectual Property, the other party may file or maintain such application or patent.

1.2 Payment Terms and Timing of Payments

Milestone Payments UP shall pay AltaRex milestone payments as below for each indication for which UP seeks regulatory approval of a Product, such payment to be made within thirty days following the completion of the corresponding event designated below:

Milestone Event	Milestone Payment (Millions of USD)
Commencement of pivotal Phase 3 enrollment	$0.600
Completion of BLA filing	$1.400
BLA approval by FDA	$3.000

The first milestone payment to AltaRex in connection with the development of OvaRex® for the treatment of ovarian cancer shall be upon completion of a BLA filing.

Royalties following First Commercial Sale UP shall pay AltaRex a stepped royalty based on the aggregate annual Net Sales of each Product sold in the Territory by UP, its Affiliates and sublicensees during the Royalty Term:

Annual Net Sales 0 - $500 Million    7%

Annual Net Sales $500 Million - $1 Billion    8%

Annual Net Sales over $1 Billion    9%;

Payment Terms Royalties shown to have accrued by each royalty report, such reports being furnished by UP to AltaRex quarterly, shall be due and payable on the date such royalty report is due. Payment of royalties may be made in advance of such due date.

R & D Costs From the Effective Date, UP shall fund all ongoing development costs incurred by either AltaRex or UP with respect to developing the Licensed Technology in the Territory during the Initial Assessment Period only.

1.3 Duration and Termination Provisions and Consequences of Early Termination

Expiration of Term: The term shall commence on the Effective Date (April 17, 2002) and expire, unless earlier terminated, upon the date of the last to expire payment obligation under this Agreement.

Either party may terminate this Agreement upon notice in its discretion following a Material Breach of this Agreement by the other party.

AltaRex may terminate with notice if UP does not exercise the warrant acquired by it pursuant to Subscription Agreement on or prior to August 20, 2002 or does not purchase the Second Debenture on or prior to August 25, 2002.

Regulatory and Material Adverse Change

Upon notice, UP may terminate this Agreement, on a Product by Product basis, if:

(a) there is a reasonable basis to conclude that:(i) the safety of human subjects is at risk from such Product; (ii) such Product’s efficacy may not be reasonably demonstratable; (iii) such Product may not be timely and affordably manufactured in accordance with quality control standards; (iv) estimated costs to develop and commercialize such Product are prohibitive or (v) such Product will not achieve regulatory approval.

(b) a Third Party has rights to intellectual property that would prevent commercialization and license negotiations are unsuccessful;

Upon such termination by UP, all rights and licenses to the Licensed Technology granted by AltaRex under this Agreement with respect to such discontinued Products shall terminate and revert to AltaRex with no compensation due to UP and UP shall grant AltaRex a perpetual, royalty-free, irrevocable right to use all Data generated by UP under this Agreement regarding such terminated Product.

Termination by UP: UP shall may terminate this Agreement in its sole discretion upon written notice to AltaRex, effective as of 120 days after notice is received or on such later date as UP may specify in such notice.

Early Termination: If UP does not provide notice to AltaRex of its decision to proceed with the UP Development Program within 240 days or provides notice of its determination not to proceed, then AltaRex may terminate the exclusive license granted to UP immediately on upon 15 day notice.

Upon 15 day written notice to AltaRex at any time during the Initial Assessment Period or within 30 days following completion of the Initial Assessment Period, UP may terminate the exclusive license granted to it under this Agreement.

Failure to Meet Milestone Schedule: If UP fails to perform in accordance with the development milestones, AltaRex may terminate the exclusive license granted to UP upon 120-day notice to UP, unless within such 120-day period, UP achieves such milestone obligation.

Upon termination by UP (pursuant to 11.4.1 or by 4.1) or by AltaRex (pursuant to 4.1.5, 4.2.2 or 11.2) all rights and licenses to the Licensed Technology granted by AltaRex under this Agreement shall terminate and revert to AltaRex, UP shall grant AltaRex a perpetual, royalty-free, irrevocable right to use all Data generated by UP under this Agreement; and UP shall, free of charge and with no limitation, perpetually and irrevocably assign all rights, title and interest that UP has in the Joint Intellectual Property to AltaRex.

2. First Amendment to the License Agreement between Unither Pharmaceuticals, Inc. and AltaRex Corp. dated August 6, 2003

This Agreement amended the Unither Pharmaceuticals Inc. and AltaRex Corp. License Agreement dated April 17, 2002.

It provided for a consideration payment to AltaRex in the amount of $250,000 (USD) and clarified the territory of the license granted under the License Agreement. It also amended the development milestone provisions which resulted in a postponement of a milestone payment to AltaRex of $600,000 (USD) from the date of commencement of the first pivotal Phase 3 enrollment for OvaRex to the completion of the BLA filing in the USA.

3. Subscription and Debenture Purchase Agreement between United Therapeutics Corporation and AltaRex Corp. dated April 17, 2002.

3.1 All Material Rights and Obligations of the Parties to the Agreement

United Therapeutics Corporation (“Purchaser”)subscribes for and agrees to purchase from AltaRex Corp. (“Company”), the following:

(a) a unit consisting of:

(i) 4,900,000 Common Shares of ViRexx at a price of $0.50 per Common Share; and

(ii) a Warrant to purchase 3,250,000 Common Shares of ViRexx at a price of $0.50 per Warrant Share for a total purchase price of $2,450,000

(b) a convertible debenture in the amount of $50,000 (the “First Debenture”). The First Debenture will automatically convert into 100,000 common shares of ViRexx (“First Debenture Shares”) on August 21, 2002.

ViRexx grants to Purchaser the right (the “Debenture Subscription Right”) to subscribe for a convertible debenture in the amount of $875,000 (the “Second Debenture”) pursuant to the terms of a convertible debenture entered into between the parties dated as of August 20, 2002. Pursuant to the terms of the Second Debenture, 883,380 common shares of ViRexx (the “Second Debenture Shares”) will be automatically issued upon the occurrence of certain events at a price of $0.50 per share.

3.2 Payment Terms and Timing of Payments

Closing of the purchase and sale of the Purchased Securities April 17, 2002, when ViRexx delivers the Purchased Securities to Purchaser, against payment to ViRexx of the Purchase Price and the parties execute and deliver the security agreement.

Closing of the purchase and sale of the Second Debenture August 20, 2002, when ViRexx executes and delivers to Purchaser, and the Purchaser executes and delivers to ViRexx the Second Debenture, against payment by the Purchaser to ViRexx of US$875,000.

3.3 Duration and Termination Provisions including Consequences of Early Termination

The Debenture Subscription Right may be exercised by the Purchaser delivering to ViRexx: (i) on or before August 14, 2002, the subscription form, duly completed and executed, and (ii) on the Debenture Closing Date.

Maturity date of First Convertible Debenture April 17, 2005, when the outstanding principle of the loan plus interest become due and payable.

Maturity date of Second Convertible Debenture when all principle and interest shall be due, is three years from the date of the issue of the Convertible Debenture.

Duration: Except as provided under applicable securities laws, this subscription is and shall be irrevocable except that:

(a) Purchaser’s execution and delivery of Subscription Agreement will not constitute an agreement between the Company and the Purchaser until this Subscription Agreement is accepted on behalf of the Company and, if not so accepted, the Purchaser’s subscription and obligations hereunder will terminate and

(b) Purchaser can, at any time prior to acceptance of this Subscription Agreement, request in writing that he or it be released from his or its obligations hereunder (and the Company may, but need not, in its discretion, elect to release the Purchaser from his or its subscription and from such obligations).

4. Registration Rights Agreement Between United Therapeutics Corporation and AltaRex Corp., April 17, 2002

4.1 Material Rights and Obligations of the Parties to the Agreement

Request for Qualification: United Therapeutics Corp. (“United”) may after the issue and sale of the applicable Convertible Debenture, request (a “Qualification Request”) AltaRex Corp. (“Company”) to:

(a) qualify for distribution Qualifiable Shares issuable upon conversion of such Convertible Debenture under the Securities Acts, or

(b) if the Company is offering Common Shares to the public via a prospectus, to sell on a secondary basis the Purchased Securities, such notice to specify the number of Common Shares requested to be qualified or sold and the intended method of disposition.

(c) Upon receipt of a Qualification Request, the Company shall effect the qualification for distribution or resale under the Securities Acts of the Common Shares that the Company has been requested to qualify by United to the extent necessary to permit the disposition of the Common Shares to be qualified in accordance with the intended methods of distribution.

Restrictions on Qualification Request The Company shall not be obligated to effect:

(a) any Qualification Request that requires the Company to qualify Qualifiable Shares in any jurisdiction outside of Canada; or

(b) any Qualification Request unless United has requested either:

(i) qualification for distribution of 100% of the total number of Qualifiable Shares owned by United on date of Qualification Request or

(ii) sale on a secondary basis of 100% of the total number of Purchased Securities owned by United on date of Qualification Request.

Piggyback Qualification& Right to Piggyback If the Company proposes to:

(a) qualify for distribution Common Shares under the Securities Acts (other than in connection with any securities exchange offer, dividend reinvestment plan or stock option or other employee benefit plan) or

(b) sell by way of prospectus commons shares out of treasury (“Offering”), the Company shall give notice to United of such intention and shall include in such qualification all Qualifiable Shares and shall include as part of such Offering on a secondary basis the Purchased Securities (a “Piggyback Qualification”) with respect to which the Company has received from United a request for inclusion.

Company Obligations Upon receiving a request for a Qualification Request or a Piggyback Qualification, the Company shall use its best efforts to:

(a) effect such qualification;

(b) facilitate offering of Common Shares including, without limitation and

(c) notify and provide United with any revised prospectus.

Obligations of United United shall not (until further notice) effect sales of Common Shares qualified by or included in a prospectus or deliver any prospectus in respect of such sale after notification by the Company of any order or ruling suspending the effectiveness of the receipt for such prospectus.

Preparation & Reasonable Investigation United shall have the opportunity to participate in the preparation and filing of any preliminary prospectus, prospectus, or similar document pursuant to a Qualification Request.

4.2 Payment Terms and Timing of Payments

To the extent permitted under the Securities Acts, the Company shall bare all Expenses. To the extent Expenses are not permitted by law to be paid by the Company, United shall pay those Expenses allocable to the distribution or qualification of the Qualified Shares or Purchased Securities owned by it as provided herein.

4.3 Duration and Termination Provisions including Consequences of Early Termination

Termination This Agreement shall terminate: (a) in the case of the Common Shares constituting a portion of the Purchased Securities, four months from the date hereof, and (b) in the case of the Qualifiable Shares, four months from the date of issue and sale of the Convertible Debentures.

4.4 Any other Terms that may be Considered Material

If the Prospectus needs to be changed, due to events which have not yet been publicly disclosed, the public disclosure of which would be detrimental to the Company, the Company shall notify United to discontinue sales of Qualifiable Shares or Purchased Securities pursuant to such Prospectus until provided with amendments or supplements to the Prospectus or until otherwise directed.

5. Security Agreement between United Therapeutics Corporation and AltaRex Corp dated April 17, 2002

5.1 All Material Rights and Obligations of the Parties to the Agreement

The United Therapeutics Corporation (“Secured Party”) and AltaRex Corp (“Debtor”) have entered into a

(a) convertible debenture (“First Convertible Debenture”) by which the Secured Party will loan to the Debtor US$50,000; and

(b) a subscription and debenture purchase agreement by which the Debtor has granted to the Secured Party the right to subscribe for a convertible debenture (“Second Convertible Debenture”) and together with the First Convertible Debenture, pursuant to, and subject to the terms and conditions of which, the Secured Party will loan to the Debtor US$875,000.

Debtor’s Grant In order to secure payment and performance of the Secured Obligations (that is, the indebtedness of Debtor to Secured Party under First and Second Convertible Debentures, including obligation of Debtor to pay principle and interest), the Debtor hereby grants to the Secured Party the Collateral (Debtor’s Intellectual Property Rights).

Covenants of Debtor Debtor shall:

(a) maintain its existence as a corporation;

(b) except as contemplated in the license agreement, not dispose of the Collateral nor create any encumbrance against the Collateral without the prior consent of Secured Party.

(c) execute and deliver all documents required to further assure and maintain Secured Party rights under this Agreement.

(d) protect, preserve and defend the Collateral, and defend it for the benefit of the Secured Party against the claims and demands of all other persons.

(e) pay all expenses for the preservation of the Collateral and the confirmation, perfection and enforcement of this Security Agreement.

5.2 Payment and the Timing of Payments

The Parties have not agreed to postpone the time for attachment of the security interest granted hereby. The Convertible Debenture and this Agreement have been duly executed and delivered by the Debtor to the Secured Party.

Upon the filing of a financing statement at the Alberta Personal Property Registry and the recording of appropriate security documents in the United States Patent and Trademark Office and the Canadian Intellectual Property Office the Secured Party will have a valid and perfected security interest in all of the Collateral.

5.3 Duration and Termination Provisions including Consequences of Early Termination

Default In the Event of Default the, Secured Party shall have, the right to accelerate all indebtedness outstanding under the Convertible Debenture and to declare such indebtedness to be immediately due and payable, with or without notice to Debtor; and the security hereby constituted will immediately become enforceable.

Enforcement To enforce and realize on the security constituted by this Security Agreement, the Secured Party may take any action, as it deems expedient, such as: (i) appoint a receiver (ii) preserve, protect, maintain, sell, lease or otherwise dispose of the Collateral (ii) exercise all of the rights and remedies of a secured party under the Alberta Personal Property and Securities Act.

Proceeds All amounts realized from the disposition of the Collateral pursuant to this Security Agreement will be applied as the Secured Party, in its sole discretion, may direct as follows:

(a) to pay expenses incurred by the Secured Party in exercising its powers under this Security Agreement; and

(b) to pay to the Secured Party of all principal and other monies (except interest) due in respect of the Secured Obligations;

(c) to pay all interest due to the Secured Party in respect of the Secured Obligations;

(d) any surplus will be paid to the Debtor.

Deficiency If the amounts realized from the disposition of the Collateral are not sufficient to pay the Secured Obligations in full to the Secured Party, the Debtor will immediately pay to the Secured Party the amount of such deficiency.

Performance of Obligations If the Debtor fails to perform any of its Obligations, the Secured Party may, perform such Obligations, and any expenses incurred in connection therewith shall be payable by the Debtor to the Secured Party with interest until paid and constitute a charge upon the Collateral in favour of the Secured Party prior to all claims subsequent to this Security Agreement.

5.4 Any Other Terms That May Be Considered Material

Secured Party may assign its rights or delegate its duties under this Agreement without the prior written consent of Debtor. Debtor may not assign any of its rights or delegate any of its duties under this Agreement without the consent of the Secured Party.

6. Arrangement Agreement Among Nova Bancorp Investments Ltd. and AltaRex Corp. (“AltaRex”) and Altarex Medical Corp. (“Medical”) dated December 23, 2003

6.1 Material Rights and Obligations of the Parties to the Agreement

The purpose of this agreement is to carry out a recapitalization of AltaRex and a reorganization of the assets and business of AltaRex. The parties herein agree as follows:

(a) the transfer of the Assets, together with all contractual obligations and liabilities, to Medical in consideration for 40,000,000 Medical Common Shares and the Indemnity is to have been completed and have been legally effective on December 31, 2003; ($5.045 million in cash being borrowed by AltaRex and invested in Medical in consideration for the issuance of 11,896,936 Medical Common Shares);

(b) AltaRex Options and AltaRex Warrants shall be cancelled and terminated and cease to represent any right or claim whatsoever. Medical Options and Medical Warrants will be issued in their place on identical terms;

(c) Articles of AltaRex will be amended to create in the capital of AltaRex, a new class of non-voting common shares (“AltaRex Non-Voting Common Shares”) and a new class of voting common shares (“AltaRex New Common Shares”);

(d) Articles of AltaRex will be amended to change its name from “AltaRex Corp.” to “Twin Butte Energy Ltd.”;

(e) AltaRex will acquire all outstanding AltaRex Common Shares from the holders thereof and shall deliver in exchange for each 10 AltaRex Common Shares held one AltaRex New Common Share and 10 Medical Common Shares, in each case free of any claims. The AltaRex Common Shares acquired by AltaRex will be cancelled and returned to the status of authorized but unissued shares;

(h) stated capital of the AltaRex New Common Shares issued pursuant to the exchange set forth above shall be reduced to $1.00;

(i) Articles will be amended by deleting the AltaRex Common Shares and the rights privileges, restrictions and conditions attaching thereto and by re-designating the AltaRex New Common Shares as the “common shares” of Twin Butte.

(j) $6,150,000 being invested in Twin Butte pursuant to the Private Placement

6.2 Payment Terms and Timing of Payments

“Effective Date” means the date shown on the Registrar under the Alberta Business Corporations Act giving effect to the Arrangement except for asset sale, which occurs December 31, 2003. “Effective Time” means 12.01 am Edmonton Alberta Time on the Effective date.

At the Effective Time, or as otherwise indicated, each of the above events shall occur and be deemed to occur in the sequence set out without further act or formality. Immediately following the Effective Time, Bancorp shall cause the Private Placement to be completed

6.3 Duration and Termination Provisions including Consequences of Early Termination

The Plan shall be binding upon AltaRex, the AltaRex Security holders, Bancorp and Medical upon filing of the Articles of Arrangement with the Registrar.

Termination Agreement may be terminated prior to the Effective Time, by the mutual agreement of AltaRex, Medical and Bancorp or by written notice given to the others based on the following reasons outlined in Section 10.1.

Effect of Termination In the event of the termination this Agreement shall forthwith have no further force or effect and there shall be no obligation on the part of AltaRex, Medical or Bancorp hereunder except as set forth in Articles 9 and 10 and Section 12.8, which provisions shall survive the termination of this Agreement.

7. Summary of Asset Purchase Agreement Between AltaRex Corp. and AltaRex Medical Corp Dated December 31, 2003

7.1 Material Rights and Obligations of the Parties to the Agreement

By this agreement, the Vendor agrees to sell and transfer to the Purchaser and the Purchaser agrees to purchase and take by way of assignment from the Vendor, effective as at the Effective Time (12:01 MST on the closing date, December 31, 2003), all of the Purchased Assets, including the following:

(a) any shares and indebtedness of AltaRex US, including without limitation, $CA 1.7 million inter-company account owed by AltaRex US to the Vendor;

(b) any and all rights whatsoever including proceeds from liquidation of AltaRex International;

(c) all accounts receivable;

(d) all prepaid expenses;

(e) all inventory, machinery, tools, equipment, furniture, furnishings, fixtures, parts and (f) all other miscellaneous tangible items;

(g) all computer hardware and software, including all rights under licenses and other arrangements or instruments relating thereto;

(h) all rights under leases of personal property, orders or contracts for the provision of goods or services (whether as buyer or seller), distribution and agency agreements, employment, non-compete and other contracts;

(i) all Intellectual Property;

(j) all books and records (other than those required by law to be retained by vendor, copies of which will be made available to the Purchaser), including those relating to the Purchased Assets, sales history, production records, vendor/supplier history, customer information and records and any record pertaining to warranty claims, customer returns and how those matters have been resolved

(k) all benefits under all insurance policies in respect of claims based on occurrences on or prior to the Closing Date:

(l) the full benefits of all warranties and warranty rights (express of implied against manufactures or sellers), and

(m) all Goodwill and exclusive right for the Purchaser to represent itself as carrying on the Business in continuation of and in succession to the Vendor and to use words indicating that the business is so carried on including the name “AltaRex” or an variation thereon as part of the name or style under which the Business is carried on by the purchaser.

As of the Effective Time

The Vendor shall execute and deliver to the Purchaser a formal assignment of the interest of the Vendor in such of the Assumed Contracts as reasonably designated by the Purchaser ,.

The Purchaser shall:

(a) be entitled to all the benefits accruing to the Vendor under the provision contained in the Assurance Contracts

(b) be bound by all of the obligations impose d on the Vendor under such provisions , and

(c) be entitled to possession of all the Purchased Assets and any premises occupied by the Vendors as lessees

(d) will assume, be liable for, and indemnify the Vendor from and against all obligations, commitments and liabilities of and claims against the Vendor relating to the Assumed Liabilities.

7.2 Payment terms and the timing of those payments

The Purchase Price payable to the Vendor for the Purchased Assets shall be $17,000,000.00 or the Vendor and Purchaser jointly determine as fair market value at the Effective Time.

The Purchase Price for the Purchased Assets shall become due on the Closing date and shall be satisfied by assumption by the Purchaser at the Effective Time of all the assumed liabilities, and to the extent that the Purchase Price exceeds the value of the assumed liabilities the balance of the Purchase Prices shall be satisfied by the Purchaser issuing to the Vendor in the Closing Date 40,000,000 common shares in the capital of the Purchaser.

7.3 Duration and Termination Provisions including Consequences of Early Termination

To the extent that they are not performed at the Effective Time, the covenants, representations and warranties contained in this Agreement, and in all certificates and documents delivered pursuant to or contemplated by this Agreement, shall survive the closing of the purchases of the Purchased Assets provided for herein for the applicable limitation period notwithstanding such closing nor any investigation made on behalf of the party entitled to the benefit thereof.

8. Indemnification Agreement Between AltaRex Corp. and AltaRex Medical Corp. dated February 3, 2004

8.1 Material Rights and Obligations of the Parties to the Agreement

Medical hereby covenants and agrees that:

(a) it has acquired the Assets in accordance with the terms of the Asset Purchase Agreement, on an “as is, where is” basis and subject to any and all encumbrances, agreements, commitments and Liabilities pertaining thereto howsoever and whensoever arising;

(b) on and after the Effective Date, Medical shall assume all liability for and indemnify, defend and save harmless the Indemnified Parties from and against, all Losses suffered, sustained, paid or incurred by the Indemnified Parties, directly relating to Assets of AltaRex transferred to Medical, except any Losses due to certain AltaRex tax liabilities;

(c) Medical shall see to performance of all obligations relating to the Assets which, without this Agreement, would be the responsibility of AltaRex. Medical shall be liable to AltaRex for and shall indemnify AltaRex from all Losses to AltaRex should Medical fail in the timely performance of such obligations;

(d) from and after the Effective Date, Medical shall assume liability for and indemnify, defend and save harmless the Indemnified Parties from and against Losses suffered, sustained, paid or incurred by the Indemnified Parties arising out of anything occurring prior to, on or after the Effective Date, as a result of interests, rights, obligations, indemnities, guarantees, Liabilities and agreements, relating to the Assets transferred from AltaRex to Medical, including guarantees, sureties, indemnities, letters of credit or other obligations, provided that the foregoing shall not extend to any guarantees, sureties, indemnities, letters of credit or other obligations given by AltaRex after the Effective Date;

(e) Medical shall assume all liability for and indemnify, defend and save harmless the Indemnified Parties from and against any and all Losses suffered or incurred by them in relation to any Claim, for which the Indemnified Parties have provided written notice of to Medical following the Effective Date, as a direct or indirect result of:

(i) the breach by Medical of any part or this Agreement;

(ii) any royalty agreement, profit sharing agreement or research related to Medical’s products including, but not limited to, preclinical and clinical testing of OvaRex® MAb, BrevaRex® MAb or any other product whether or not such product is commercialized; and

(iii) matters prior to or at the Effective Date relating to AltaRex or the Assets, whether asserted or claimed prior to, at or after, the Effective Date.

Obligations of Indemnified Parties: As and from the Effective Date the Indemnified Parties shall provide Medical with written notice of any Claim; take reasonable action as Medical may request and take no action that may prejudicing such Claim or Medical’s ability to defend such Claim; provide access the files and records pertaining to any Claims

8.2 Payment Terms and the Timing of Payments

Payments under Indemnity Medical shall pay to the Indemnified Parties within thirty days, or within such lesser period as may be required by a Judgment, after receipt or deemed receipt of a Demand from the Indemnified Parties.

Payment of Interest on Unpaid Amounts Unpaid amounts shall bear interest calculated daily and compounded monthly from the day due until paid, at the rate of 3 percent per annum above prime.

Costs and Damages If, a party making a Claim against the Indemnified Parties, are unsuccessful on any matters for which they are indemnified, the Indemnified Parties shall pay, such Damage Recoveries with interest to Medical.

8.3 Duration and Termination Provisions including Consequences of Early Termination

Power of attorney The Indemnified Parties, appoint Medical or (Medical’s Nominee) as their attorney and agent, to act in Claims to which this Agreement applies. With some qualifications, this Power of Attorney shall be irrevocable until a Final Determination of a given claims has occurred.

Termination of Power An Indemnified Party may, upon notice to Medical, terminate Medical’s Power of Attorney if Medical defaults in paying a proper Demand for an amount over $50,000 without remedying the default within ten days of receipt notice of default, or if the Indemnified Parties have reason to believe Medical is insolvent.

Breach A breach (or default in performing obligations) by an Indemnified Party of any part of this Agreement shall not reduce or discharge Medical’s obligations to indemnify the Indemnified Parties in respect of a Claim nor shall it terminate this Indemnification Agreement or the obligations of Medical hereunder, provided that the Indemnity shall not apply to Losses incurred as a direct result of such breach or default.

9. Convertible Note Payable with a prescribed interest rates of 6% granted in favour of United Therapeutics Corporation by AltaRex Medical Corp. dated February 3, 2004.

Background to the present Agreement: Pursuant to the Plan of Arrangement involving AltaRex Corp. ("AltaRex"), AltaRex Medical Corp. and Nova Bancorp Investments Ltd., on the Effective Date (February 3, 2004), a 6% convertible fixed term note in the principal of US$433,310 (the "United Convertible Note"), convertible into AltaRex Common Shares (at a price of US$0.50 per AltaRex Common Share) issued to United Therapeutics Corporation (the "Lender") was cancelled, and a replacement right to convert the United Convertible Note into common shares of AltaRex Medical Corp. was to be issued to the Lender on substantially identical terms. However, the original United Convertible Note cannot be located and may not have been issued by AltaRex to the Lender in accordance with the terms of a Second Convertible Debenture between the Lender and AltaRex dated August 15, 2002.

Based on this history, under the present Agreement,:

9.1 Material rights and Obligations of the Parties to the Agreement

For value received, Altarex Medical Corp. ("Borrower") promises to pay to the order of the Lender four hundred and thirty three thousand three hundred and ten United States dollars (US433,310) (the "Principal Sum") plus interest.

9.2 Payment Terms and Timing of Payments

The Principal Sum and all accrued and unpaid interest thereon shall be due and payable on August 15, 2005 ("Maturity Date").

Interest is calculated from and including January 1st, 2004 at 6% simple interest per annum both before and after default and before and after judgment. Interest shall be payable on the first day of April, July, October and January until the entire Principal Sum has been paid in full.

9.3 Duration and Termination Provisions including Consequences of Early Termination

Subject to the Second Convertible Debenture, if at any time from February 3, 2004 until the Maturity Date, all or some of the Principal Sum remains outstanding, the Lender may, convert all or any portion of the Principal Sum into common shares of the Borrower ("Medical Common Shares") at a conversion price of U.S. $0.50 per Medical Common Share.

The Borrower shall have the option to pre-pay the Principal Sum, in whole or in part, without premium or penalty, at any time upon not less than five days prior written notice to the Lender. The Borrower waives presentment for payment and notice of dishonour.

10. Summary of Distribution Agreement between Altarex Medical Corp. and Dompé International S.A. dated June 8, 2004

10.1. Material rights and Obligations of the Parties to the Agreement

By this Agreement:

(a) AltaRex appoints Distributor (“Distributor”) as its exclusive distributor during the term of this Agreement for the purpose of selling and distributing the Product in the Territory, and Distributor hereby accepts such appointment.

(b) The Distributor may market, promote, distribute and sell the Product either directly or through a third party in the Territory, if AltaRex approves and if said Subdistributor complies with this Agreement.

Distributor shall be responsible for:

(a) promoting, marketing, distributing and selling of the Product in the Territory

(b) reporting to AltaRex any regulatory recalls, product notices, customer complaints, adverse events as well as regular sales reports

c) obtaining and maintaining in good standing all required permits, licenses and regulatory approvals (other than Marketing Approvals) necessary or advisable to import, market, sell and distribute the Product in all Markets of the Territory.

(d) submitting to AltaRex a marketing plan.

(e) not manufacturing, purchasing, selling or reselling a competing product during the first five years following the date on which Distributor obtains Marketing Approval in any Market in the Territory,

(f) obtaining pricing authorization in each Market in the Territory

(g) paying costs and expenses incurred in soliciting sales of the Product or otherwise discharging its responsibilities under this Agreement.

Territorial Limitations Distributor shall not establish or maintain any branch, warehouse or distribution facility, or promote the Product outside of the Territory. If Distributor receives any order from a prospective purchaser outside the Territory, Distributor shall immediately refer that order to AltaRex. Distributor shall not accept any such orders.

AltaRex shall be responsible for

(a) complying with applicable regulatory agency in each country of the Territory with respect to each Product purchased by Distributor under the terms hereof;

(b) at its own cost for obtaining Marketing Approvals in the Territory. Distributor shall furnish assistance to AltaRex in its efforts;

(c) packaging costs, transportation and insurance costs for shipping the Product to the location; and all governmental taxes, duties and customs applicable for shipping.

10.2 Payment Terms and Timing of Payments

(a) Purchase orders for the Product shall be in form and substance satisfactory to AltaRex, and subject to written acceptance by AltaRex. Distributor shall purchase all of its requirements for Product as well as those of its Subdistributors from AltaRex.

(b) AltaRex shall sell each unit of Product to the Distributor at a price equal to the greater of: (i) 40% of the Retail Selling Price (as hereafter defined); or (ii) $720.00 (USD); (the “Supply Price”).

Payments with respect to a Product delivered by AltaRex under this Agreement shall be paid in full, within ninety days after AltaRex delivers that Product.

(c) Distributor agrees to purchase a designated number of units of the Product in the amounts set out for each region in accordance with an agreed schedule.

10.3 Duration and Termination Provisions including Consequences of Early Termination

Term Agreement shall be effective from the Effective Date and remain in effect for periods commencing from the beginning of the first Marketing Year for each Market and ending on the eleventh (11th) anniversary from the beginning of the first Marketing Year (“Initial Term”) for each relevant Market, unless terminated earlier, and shall automatically renew for additional two year periods (“Extension Term”) unless either Party objects to such renewal in writing, at least 24 months before the end of the Initial Term or twelve months before the end of the then-current Extension Term, as the case may be.

Default Termination In the event of a breach by either Party and failure to remedy such breach within thirty days (for payment obligations, fifteen days) after receiving written notice from the non-breaching Party, then the non-breaching Party may terminate this Agreement with immediate effect upon written notice to the defaulting Party.

Termination upon Bankruptcy This Agreement may be terminated by AltaRex with immediate effect upon written notice to Distributor in the event of the cessation of business, bankruptcy or insolvency of Distributor, or a material adverse change in Distributor’s business or financial condition.

Mutual Agreement This Agreement may be terminated at any time by mutual agreement of the Parties.

Buyback of Distributor’s Inventory. If this Agreement is terminated, AltaRex shall repurchase and Distributor shall sell to AltaRex Distributor’s and those Subdistributors’ unused inventory at their original cost if such unused inventory is commercially saleable.

No Damages for Termination or Expiration. In the event of a termination pursuant to any of Sections 8.2, 8.3 or 8.4 or upon expiration of this Agreement pursuant to Section 8.1 above, the parties hereto shall not be liable to each other for special damages incidental, consequential, exemplary or other indirect damages, or for loss of profits arising as a result of such termination of expiration.

Payment Obligations Continue. Termination or expiration of this Agreement shall not affect the obligation of Distributor to pay AltaRex all amounts owing or to become owing as a result of units of the Product delivered by AltaRex on or before the date of such termination, as well as interest thereon to the extent any such amounts are paid after the date they became or will become due pursuant to this Agreement.

Survival of Provisions. Notwithstanding anything else in this Agreement to the contrary, the Parties agree that Sections 6, 7, 8, 9 and 10 shall survive the termination or expiration of this Agreement, as the case may be.

10.4 Any Other Terms that May be Considered Material

The Distributor Not an Agent. Distributor shall be considered to be an independent contractor.

Obligations Imposed by AltaRex’s Licensor. AltaRex manufactures the Product pursuant to an amended and restated license agreement granted between AltaRex and Biomira, Inc (“Biomira”) as of September 3, 1999 (the “Biomira License Agreement”). As a condition to that license, AltaRex is required to impose on its various distributors the obligations set out in Annex C hereto. Distributor hereby agrees to abide by and comply with each of those obligations. Distributor and its Subdistributors shall have no obligation to: (i) pay any amounts directly to Biomira pursuant to the Biomira License Agreement; or (ii) to pay any additional amounts to AltaRex pursuant to the Biomira License Agreement.

11. Summary Arrangement Agreement Between ViRexx Medical Corp. And AltaRex Medical Corp. dated October 15, 2004

11.1 Material Rights and Obligations of the Parties to the Agreement

The purpose of the Plan is to carry out the business combination of AltaRex and ViRexx resulting in AltaRex becoming a wholly owned subsidiary of ViRexx. This will be accomplished through the following:

(a) At the Effective Time, or as otherwise indicated, each of the events set out below shall occur and be deemed to occur in the sequence set out without further act or formality;

(b) the transfer of all issued and outstanding AltaRex Common Shares to ViRexx in exchange for ViRexx Common Shares on the basis of one-half ViRexx Common Share being issued in exchange for every one AltaRex Common Share being transferred;

(c) the creation of a hold period for 6 months following the Effective Date for 40% of the ViRexx New Common Shares which are issued pursuant to the Plan;

(d) AltaRex Options and AltaRex Warrants shall be cancelled and terminated and cease to represent any right or claim whatsoever, and the ViRexx Options and ViRexx Warrants will be issued in their place on identical terms except that for every common share to which the AltaRex Optionholders and the AltaRex Warrant holders were entitled upon exercise of the said options or warrants one-half share of ViRexx will be issued for each AltaRex Common Share to which the holder of the option or warrant was entitled;

(e) ViRexx will acquire all outstanding AltaRex Common Shares from the holders thereof and shall deliver in exchange for each one AltaRex Common Shares held one-half ViRexx New Common Share, in each case free of any claims. The AltaRex Common Shares acquired by ViRexx will be cancelled and returned to the status of authorized but unissued shares;

(f) The stated capital of AltaRex will be acceptable to the parties;

(g) At the Effective Time, the Plan shall be binding upon AltaRex and ViRexx and the AltaRex Security holders;

11.2 Payment Terms And The Timing of Those Payments

11.3 Duration And Termination Provisions Including Consequences of Early Terminations

Termination: This Agreement may be terminated at any time prior to the Effective Time, whether before or after approval of the Arrangement by the AltaRex Securityholders or by the ViRexx Security holders, by the mutual agreement of AltaRex and ViRexx or by written notice promptly given to the others based on the following:

(a) by either AltaRex or ViRexx, with respect to termination rights specified in Section 8.1, 8.2 or 8.3 or if all of the conditions for Closing the Arrangement for the benefit of such Party shall not have been satisfied or waived on or before 5:00 p.m., Edmonton, Alberta time, on or before the Outside Date other than as a result of a breach of this Agreement by the terminating Party which has not been cured in accordance with Section 8.4; or

(b) by ViRexx if the AltaRex Securityholders do not approve the Arrangement at the AltaRex Securityholders’ Meeting and by AltaRex if the ViRexx Securityholders do not approve the Arrangement at the ViRexx Securityholders’ meeting; or

(c) by ViRexx upon the occurrence of a ViRexx Payment Event as provided in Section 9.1; or

(d) by ViRexx if prior to the Effective Time holders of more than 2% of the AltaRex Shares who are entitled to dissent have validly exercised Dissent Rights.

Effect of Termination: In the event of the termination of this Agreement as provided in Section 10.1, this Agreement shall forthwith have no further force or effect and there shall be no obligation on the part of AltaRex, or ViRexx hereunder except as set forth in Articles 9 and 10 and Section 12.8, which provisions shall survive the termination of this Agreement. Nothing in this Section 10.2 shall relieve any Party from liability for any breach of this Agreement.

Waiver: AltaRex and ViRexx, may by mutual agreement extend the time for the performance of any of the obligations or other acts of the other.

12 Collaborative Development Agreement between Protein Sciences Corporation and ViRexx Medical Corp. (effective April 20, 2005)

Protein Sciences Corporation (PSC) and ViRexx Medical Corp. (“ViRexx”) agree to commence work aimed at process development and production of ViRexx’s hepatitis ‘B’ vaccine and any other combination pharmaceutical product for which this vaccine is a material part (“Product”) as described in Exhibit A (the “Project”)

12.1 Material Rights and Obligations of the Parties to the Agreement

Confidentiality:

(a) PSC shall have the right to use the Material supplied by ViRexx and related information, for the sole purpose of conducting the Research.

(b) Title to the material and intellectual property rights remain with ViRexx.

(c) The Parties will treat each others Confidential Information as confidential and proprietary of the other during the research period and 5 years after and will not disclose Confidential Information to third Parties without prior approval.

(e) Each party shall provide the other with copies of all oral or written disclosures prior to public disclosure.

Transfer of Biological Materials:

(a) ViRexx shall transfer to PSC and PSC shall receive from ViRexx a sample of Material in Exhibit A. The Material shall remain the Property if ViRexx.

(b) PSC shall use the Material solely for performing the Project at PSC’s own facilities and not supply the Material to a third party without ViRexx’s approval

(c) On expiration or termination, all unused Material shall be disposed of or returned to ViRexx.

Deliverables, Records and Results:

(a) PSC shall conduct the Project and provide ViRexx with Deliverables, including any cell or virus stock produced by PCS.

(b) PSC shall keep records of the Project and provide copies to ViRexx.

(c) PSC shall regularly and fully disclose Results to ViRexx

Intellectual Property, Licenses and Options

(a) PSC shall own all of the PSC Property. PSC shall at its own expense file all patent applications considered necessary to protect PSC Property. ViRexx shall render any cooperation reasonably required.

(b) ViRexx shall own all of the ViRexx Property. ViRexx shall at its own expense file all patent applications considered necessary to protect ViRexx property. PSC shall render any cooperation reasonably required.

(d) ViRexx hereby grants PSC a license to use the ViRexx Property solely in connection with the Project, (“ViRexx License”) for the length of the Project.

(e) ViRexx shall own any new invention or discovery made by either or both parties jointly arising out of or resulting from the Project that relates to ViRexx’s Product in the field of human or animal medicine. (“collectively “ViRexx Invention”). PSC hereby assigns to ViRexx any right, title, and interest it might have in the ViRexx Invention.

(f) PSC shall own any new invention or discovery made by either or both parties jointly arising out of or resulting from the Project that relates to the improvements of the PSC property, (“PSC Invention”). ViRexx hereby assigned to PSC any right, title, and interest it might have in the PSC Invention.

(g) This Agreement and the Project are limited to Phase I and Phase II of the Project.

12.2 Payment Terms and Timing of Payments

Generally, ViRexx shall make payments to PSC upon completion of specific milestones as detailed in Exhibit A. The cost of Phase 1 ( Process Development) is $200,000. An up-front payment of $65,000 is to be paid upon signing the Agreement with the rest being paid on completion of milestones.

At the conclusion of the project: ViRexx may elect to proceed with manufacturing the Product. If this happens and

(a) if PSC is the supplier, PSC shall grant ViRexx a license in PSC Property and ViRexx shall grant PSC license in ViRexx property. Such licenses being irrevocable for the period of time that PSC manufactures the product for ViRexx.

(b) If ViRexx uses a 3rd Party Supplier, PSC shall grant ViRexx a license to commercialize PSC property and assist ViRexx in launching manufacture of the product.

Upon transfer of the of the technical process, ViRexx shall pay PSC an annual maintenance fee of: US$50,000 if Product uses technology protected by Patent Rights for Signal Sequence or for express SF++ Cell Line or $75,00 if the Product uses technology protected by both patents.

Payment shall stop when: the patent rights for Signal Sequence or for express SF++ Cell Line cease to exist; ViRexx discontinues use of PSC Property in the Product; upon ViRexx first obtaining marketing approval for the product from a regulatory agency.

Once PSC product receives marketing approval, ViRexx shall pay PSC an annual royalty

PSC and ViRexx shall negotiate other terms of a license agreement to the PSC technology.

In the event of the scenario 2 licenses to ViRexx:

(a) Royalty rate will be paid for a term equal to the greater of 5 years from first commercialization of the product or up to the time the PSC Patents expire in the relevant jurisdiction.

(b) The Royalty rate shall no longer be payable by ViRexx to PSC if the Product does not utilize or incorporate an PSC property.

Payment and Calculation of Royalty:

If applicable, ViRexx shall pay the annual royalty by the 30th day following the end of each calendar quarter following the year in which ViRexx, its Supplier or its Sub-Licensee receives Net Sales Revenue in respect of the product, provided the Product incorporates the PSC Product.

12.3 Duration and Termination Provisions and Consequences of Early Termination

Term: This Agreement shall remain effective for a period of 2 years from the Effective date, April 20, 2005, unless earlier terminated. Upon termination Confidential Material shall be returned to respective parties.

Either party may terminate the Agreement for material breach, or on the happening of certain events listed in the Agreement, including such as either party becoming bankrupt, insolvent, becoming the subject of court proceeding, winding up or undergoing liquidation or if PSC ceases to carry on its business.

Survival: Obligations under this agreement concerning confidentiality, the transfer of materials and reports, Project payments, licensing or inventions , granting options and good faith negotiations survive termination as applicable.

D.	Exchange controls

We are aware of no governmental laws, decrees or regulations, including foreign exchange controls, in Canada which restrict the export or import of capital or that affect the remittance of dividends, interest or other payments to non-resident holders of our securities. Any such remittances to United States residents, however, are subject to a withholding tax. Withholding tax is paid pursuant to the Income Tax Act of Canada but the rate is resolved pursuant to The Canada - US Income Tax Convention (1980), as amended.

We know of no limitations under the laws of Canada, the Province of Alberta, or in the charter or any other constituent documents of ViRexx imposed on the right of foreigners to hold or vote the shares of ViRexx.

Except as provided in the ICA, we know of no limitations under the laws of Canada, the Province of Alberta, or in the charter or any other constituent documents of ViRexx imposed on the right of foreigners to hold or vote the shares of ViRexx. See Item 10 - Additional Information - Limitations on Rights to Own Securities.

E.	Taxation

Canadian Tax Considerations

The following is a general summary of the principal Canadian federal income tax considerations generally applicable to an investor who acquires Common Shares and who, for the purposes of the Income Tax Act (Canada), as amended (the “Tax Act”) and any applicable income tax treaty or convention, at all relevant times (i) is not a resident or deemed to be a resident in Canada; (ii) deals at arm’s length and is not affiliated with ViRexx; (iii) is not a foreign affiliate of a taxpayer resident in Canada; (iv) holds Common Shares as capital property; and (v) does not use or hold and is not deemed to use or hold such Common Shares in the course of carrying on a business in Canada (such an investor referred to herein as a “non-Canadian investor”). In general, a non-Canadian investor will be considered to hold Common Shares as capital property unless the investor is a trader or dealer in securities or otherwise holds them in the course of carrying on a business of buying or selling securities or has acquired them in a transaction considered to be an adventure in the nature of trade. This summary does not apply to non-Canadian investors (or other investors) who are insurers or who are “financial institutions” within the meaning of the “mark-to-market” rules contained in the Tax Act.

This summary is based on the current provisions of the Tax Act and the regulations thereunder (the “Regulations”), all specific proposals to amend the Tax Act and the Regulations publicly announced by the Minister of Finance (Canada) prior to the date hereof and on ViRexx’s understanding of the current published administrative practices of the Canada Revenue Agency (the “CRA”). This summary does not take into account or anticipate any change in law, whether by legislative, governmental or judicial action or changes in the administrative practices or assessing policies of the CRA.

This summary is of a general nature only and is not intended to be, and should not be construed to be, legal or tax advice to any investor and no representation with respect to the tax consequences to any particular investor is made. This summary does not address any aspect of any provincial, state or local tax laws or the laws of any jurisdiction other than Canada. Accordingly, investors should consult with their own tax advisors for advice with respect to the income tax consequences to them having regard to their own particular circumstances.

A non-Canadian investor will be subject to a 25% withholding tax under the Tax Act on the gross amount paid or credited or deemed to be paid or credited as, on account or in lieu of payment of, or in satisfaction of dividends to him on a Common Share. The rate of withholding tax may be reduced under the provisions of a relevant international tax treaty to which Canada is a party. For example, pursuant to the Canada-United States Income Tax Convention (1980), as amended (the “Treaty”), the rate of withholding tax on dividends paid or credited or deemed to be paid or credited on a Common Share beneficially owned by a resident of the United States for the purposes of the Treaty will generally be reduced to 15%. However, where such beneficial owner is a company resident in the United States which owns at least 10% of the voting stock of ViRexx, the rate of such withholding is reduced to 5%.

The Common Shares constitute “taxable Canadian property” under the Tax Act. A disposition or deemed disposition of a Common Share by a non-Canadian investor will give rise to a capital gain (or capital loss). Any capital gain realized as a result of such disposition or deemed disposition will be subject to Canadian tax. However, under the Treaty, such gains will generally be exempt from Canadian tax where the non-Canadian investor disposing of such Common Shares is a resident of the United States for the purposes of the Treaty.

US Tax Considerations

Material United States Federal Income Tax Consequences

The following is a general discussion of material United States federal income tax consequences, under current law, generally applicable to a US Holder (as defined below) of our common shares. This discussion does not address all potentially relevant federal income tax matters and it does not address consequences peculiar to persons subject to special provisions of federal income tax law, such as those described below as excluded from the definition of a US Holder. In addition, this discussion does not cover any state, local or foreign tax consequences. See “Certain Canadian Income Tax Consequences” above.

The following discussion is based upon the Internal Revenue Code of 1986, as amended to the date hereof (the “Code”), existing and proposed Treasury Regulations, published Internal Revenue Service (“IRS”) rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time. This discussion does not consider the potential effects, both adverse and beneficial, of any recently proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time.

This discussion is of a general nature only and is not exhaustive of all US federal income tax implications, and it is not intended to be, nor should it be construed to be, legal or tax advice to any particular holder or prospective holder of ViRexx’s common shares and no opinion or representation with respect to the United States federal income tax consequences to any such holder or prospective holders is made. Accordingly, holders and prospective holders of ViRexx’s common shares should consult their own tax advisors about the federal, state, local, and foreign tax consequences of purchasing, owning and disposing of ViRexx’s common shares.

US Holders

As used herein, a “US Holder” means a holder of ViRexx’s common shares who is a US citizen or individual income tax resident of the United States under US domestic law and the Convention, a corporation created or organized in or under the laws of the United States or of any political subdivision thereof, an estate the income of which is includable in gross income for US federal income tax purposes regardless of its source or a trust if a US court is able to exercise primary supervision over the trust’s administration and one or more US persons have authority to control all substantial decisions of such trust. This summary does not address the tax consequences to, and a US Holder does not include, persons subject to special provisions of federal income tax law, including but not limited to tax-exempt organizations, qualified retirement plans, individual retirement accounts and other tax-deferred accounts, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals, persons or entities that have a “functional currency” other than the US dollar, shareholders who hold common stock as part of a “straddle”, hedging or a conversion transaction and shareholders who acquired their stock through the exercise of employee stock options or otherwise as compensation for service. This discussion is limited to US Holders who hold the common shares as capital assets and who hold the common shares directly (e.g., not through an intermediate entity such as a corporation, partnership, LLC or trust). This discussion does not address the consequences to a person or entity holding an interest in a US Holder or the consequence to a person of the ownership, exercise or disposition of any warrants, options or other rights to acquire common shares.

Distributions on Common Shares

US Holders receiving dividend distributions with respect to ViRexx’s common shares are required to include in gross income for United States federal income tax purposes the gross amount of such distributions (including any Canadian tax withheld) equal to the US dollar value of each dividend on the date of receipt (based on the exchange rate on such date) to the extent that ViRexx has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions. It should be noted that as used in this discussion of US Federal Income Tax Consequences, the term “earnings and profits” refers to ViRexx’s earnings and profits as determined under the Code and the term “dividend” refers to corporate distributions taxable as dividends for US federal income tax purposes. Such Canadian tax withheld may be credited, subject to certain limitations, against the US Holder’s United States federal income tax liability or, alternatively, may be deducted in computing the US Holder’s United States federal taxable income by those who itemize deductions. (See more detailed discussion at “Foreign Tax Credit” below.) To the extent that distributions exceed current or accumulated earnings and profits of ViRexx, they will be treated first as a return of capital up to the US Holder’s adjusted basis in the common shares and thereafter as gain from the sale or exchange of the common shares. Preferential tax rates for long-term capital gains are applicable to a US Holder which is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for a US Holder which is a corporation. Dividends paid on our common shares generally will not be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations.

In the case of foreign currency received as a dividend that is not converted by the recipient into US dollars on the date of the receipt, a US Holder will have a tax basis in the foreign currency equal to its US dollar value on the date of receipt. Generally, any gain or loss recognized upon a subsequent sale or other disposition of the foreign currency, including an exchange for US dollars, will be ordinary income or loss. Under Treasury Regulations, dividends paid on our common shares, if any, generally will not be subject to backup withholding tax (at a 28% rate) if the paying agent is furnished with a duly completed and signed Form W-9 or certain other circumstances apply. Any amounts withheld under the US backup withholding tax rules will be allowed as a refund or a credit against the US Holder’s US federal income tax liability, provided the required information is furnished to the IRS.

Foreign Tax Credit

A US Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of our common shares may be entitled, at the option of the US Holder, to either a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer’s income subject to tax. This election is made on a year-by-year basis and generally applies to all foreign taxes paid by (or withheld from) the US Holder during that year.

The operation of the foreign tax credit for any particular US Holder will be dependent on his or its particular situation. There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the US Holder’s United States income tax liability that the US Holder’s foreign source income bears to his, her or its worldwide taxable income. In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. In addition, this limitation is calculated separately with respect to specific classes of income such as “passive income,”“high withholding tax interest,”“financial services income,”“shipping income,” and certain other classifications of income. Dividends distributed by us will generally constitute “passive income” or, in the case of certain US Holders, “financial services income” for these purposes.

Disposition of Common Shares

A US Holder will recognize gain or loss upon the sale or other disposition of common shares equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the shareholder’s tax basis in our common shares. Preferential tax rates apply to long-term capital gains of US Holders who are individuals, estates or trusts. At present, there are no preferential tax rates applicable to US Holders which are corporations. This gain or loss generally will be capital gain or loss if the common shares are a capital asset in the hands of the US Holder, which will be a long-term capital gain or loss if the common shares of ViRexx are held for more than one year. Deductions for net capital losses may be carried over to be used in later tax years until such net capital loss is thereby exhausted. For US Holders which are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years from the loss year and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

Other Considerations

In the following circumstances, the above sections of this discussion may not describe the United States federal income tax consequences resulting from the holding and disposition of common shares.

As used herein “US Person” means a citizen or income tax resident of the United States as determined under US domestic law.

Foreign Personal Holding Company

If at any time during a taxable year more than 50 percent of the total combined voting power or the total value of ViRexx’s outstanding shares is owned, directly or indirectly (including through attribution), by five or fewer US Persons who are individuals and 60 percent or more of ViRexx’s gross income for such year was derived from certain passive sources (e.g., dividends, interest, rents, royalties, etc.), ViRexx is a “foreign personal holding company” (“FPHC”). (The 60 percent test is reduced to 50 percent after the first tax year that the entity is a FPHC.) In that event, US Holders would be required to include in gross income for such year their allocable portions of ViRexx’s undistributed income.

Foreign Investment Corporation

If 50 percent or more of the combined voting power or total value of all classes of the Corporation’s stock is held, directly or indirectly (including through attribution), by US Persons, the Corporation is found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, and certain other conditions are met, it is possible that the Corporation may be treated as a “foreign investment company” as defined in Section 1246 of the Code. This characterization causes all or part of any gain realized by a US Holder selling or exchanging common shares to be treated as ordinary income rather than capital gain.

Passive Foreign Investment Company

As a foreign corporation with US Holders, ViRexx could potentially be treated as a passive foreign investment company (“PFIC”), as defined in Section 1297 of the Code, depending upon the percentage of ViRexx’s income which is passive, or the percentage of ViRexx’s assets which are producing passive income. Generally, US Holders of PFICs are taxed upon receipt of “excess distributions” which include (i) gains recognized on the sale or deemed disposition of PFIC stock, and (ii) distributions made by the PFIC to the extent that the total distributions received for the tax year exceeds 125% of the average actual distributions received in the preceding three years. An excess distribution is allocated rateably to each day in the shareholder’s holding period for the stock. Amounts allocated to the current year and the pre-PFIC holding period (if any) are included in gross income as ordinary income. Amounts allocated to the PFIC period (other than the current year) are subject to tax at the highest US income tax rate plus an interest charge to reflect the benefit of tax deferral.

However, if the US Holder makes a timely election to treat a PFIC as a qualified electing fund (“QEF”) with respect to such shareholder’s interest therein, the above-described rules generally would not apply. Instead, the electing US Holder would include annually in gross income his, her or its pro rata share of the PFIC’s ordinary earnings and net capital gain, regardless of whether such income or gain was actually distributed. A US Holder making a QEF election can, however, under certain circumstances elect to defer the payment of United States federal income tax on such income inclusions subject to an interest charge on the amount of deferred taxes. In addition, subject to certain limitations, US Holders owning (actually or constructively) marketable stock in a PFIC will be permitted to elect to mark that stock to market annually, rather than be subject to the excess distribution regime described above. Amounts included in or deducted from income under this alternative (and actual gains and losses realized upon disposition, subject to certain limitations) will be treated as ordinary gains or losses.

Controlled Foreign Corporation

If more than 50 percent of the voting power of all classes of stock or the total value of the stock of the Corporation is owned, directly or indirectly (including through attribution), by US Persons, each of whom own 10 percent or more of the total combined voting power of all classes of stock of the Corporation (“United States Shareholder”), the Corporation is a “controlled foreign corporation” under the Code. This classification has many complex consequences, one of which is the inclusion of certain income of a CFC in the US Shareholders’ income on a current basis, regardless of distributions. Such US Shareholders are generally treated as having received a current distribution out of the CFC’s Subpart F income (generally, passive income and certain income generated by transactions between related parties) and are also subject to current US tax on their pro rata shares of the CFC’s earnings invested in US property. In certain circumstances, a foreign tax credit may apply to reduce the US tax on these amounts. In addition, under Section 1248 of the Code, gain from the sale or exchange of stock by a holder of common shares who is or was a United States Shareholder at any time during the five year period ending with the sale or exchange may be treated as ordinary dividend income to the extent of earnings and profits of the Corporation attributable to the stock sold or exchanged. If a foreign corporation is both a PFIC and a CFC, the foreign corporation generally will not be treated as a PFIC with respect to United States shareholders of the CFC.

F.	Dividends and paying agents

Not applicable.

G.	Statement by experts

Not applicable.

H.	Documents on display

Documents concerning us that are referred to in this document may be inspected at the office of our solicitors at 1500 Manulife Place, 10180 - 101 Street, Edmonton, Alberta, Canada, T5J 4K1.

I.	Subsidiary Information

Not applicable.

Item 11.	Quantitative and Qualitative Disclosures About Market Risk

We are exposed to risk of foreign currency exchange rate fluctuation. We have never tried to hedge our exchange rate risks, does not plan to do so, and may not be successful should we attempt to do so in the future.

We are also exposed to interest rate fluctuation risks, which we do not systematically manage. We have never tried to hedge our interest rate fluctuation risks, does not plan to do so and may not be successful should we attempt to do so in future.

Item 12.	Description of Securities Other than Equity Securities

Not Applicable.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15.	[Reserved]

Item 16.	[Reserved]

Item 16A - Audit Committee Financial Expert

As an Alberta corporation with operations principally outside of the United States, it is considered a “foreign private issuer” for the purposes of filings with the Securities and Exchange Commission (“SEC”) and with any stock exchange in the United States. Under applicable SEC regulations, an issuer must disclose if it has an “audit committee financial expert” on its audit committee if it is required to have such an expert by the listing rules applicable to it. ViRexx is not yet listed and accordingly, ViRexx is not presently subject to the audit committee financial expert requirement.

The Board of Directors of ViRexx has appointed Mr. Douglas Gilpin to the audit committee. Mr. Gilpin is a chartered accountant and was an audit partner with KPMG LLP, Chartered Accountants, from 1981 to 1999.

Item 16B - Code of Ethics

Not applicable.

Item 16C - Principal Accountant Fees and Services

Not applicable.

Item 16D - Exemption from the Listing Standards for Audit Committees

Not applicable.

Item 16E - Purchases of Equity Securities by the Issuer and Affiliated Purchasers

ISSUER PURCHASES OF EQUITY SECURITIES THROUGH NORMAL COURSE ISSUER BID(1)

Period December 14, 2004 to May 31, 2005	(a) Total Number of Shares (or Units) Purchased	(b) Average Price Paid per Share (or Units)	(c) Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs
Month #1 December 23, 2004 to December 22, 2005	___	___	___	2,663,823
Month #2 January 1, 2005 to January 31, 2005	40,800	$1.10	___	2,623,023
Month #3 February 1, 2005 to February 28, 2005	200	$1.10	___	2,622,823
Month #4 March 1, 2005 to March 31, 2005	90,000	$1.48	___	2,532,823
Month #5 April 1, 2005 to April 30, 2005	6,000	$1.44	___	2,526,823
Month #6 May 1, 2005 to May 31, 2005	___	___	___	2,526,823
Month #7 June 1, 2005 to June 30, 2005	108,800	$1.01	___	2,418,023
Month #8 July 1, 2005 to July 31, 2005	331,200	$1.00		2,086,823
Month #9 August 1, 2005 to August 31, 2005	1,003,800	$1.04		1,083,023
Month #10 September 1, 2005 to September 30, 2005	____	____	____	1,083,023
Notes:
(1)
A Normal Course Issuer Bid was approved by the TSX on December 21, 2004 and the intention of ViRexx to engage in this program was announced on December 22, 2004 and will terminate on December 23, 2005. Trading under the program commenced on December 22, 2004 and will terminate on December 22, 2005 at the close of trading. The trading will take place through the TSX and there is no restriction on the price paid per share. This Normal Course Issuer Bid is the first program of this nature ever implemented by ViRexx.

PART III

Item 17.	Financial Statements

We have elected to provide Financial Statements pursuant to Item 18 (see below).

Item 18.	Financial Statements

Our audited financial statements attached hereto are hereby incorporated by reference.

Item 19.	Exhibits

The list of exhibits is included following the signature page hereto.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused this registration statement to be signed on its behalf.

VIREXX MEDICAL CORP.

By:	signed “Dr. Lorne Tyrrell”
Name: Dr. Lorne Tyrrell
Title: Chief Executive Officer

Date: November 22, 2005

By:	signed “Macaraig Canton”
Name: Macaraig Canton
Title: Acting Chief Financial Officer

Date: November 22, 2005

REGISTRATION STATEMENT ON FORM 20-F

EXHIBIT INDEX

Exhibit No.	Description of Document	Page No.
1.1	Notice of Annual and Special Meeting of the Shareholders of ViRexx Medical Corp. and Management Information Circular and Proxy for a meeting to be held on June 16, 2005 and dated April 30, 2005	E-1
1.2	Articles of Amalgamation of ViRexx Medical Corp.	E-39
1.3	Bylaw No. 1 of ViRexx Medical Corp.	E-42
1.4	Employment Agreement dated May 15, 2003 between ViRexx Research Inc. and Dr.Antoine Noujaim	E-53
1.5	Confidentiality Agreement dated May 15, 2003 between ViRexx Research Inc. and Dr. Antoine Noujaim	E-67
1.6	Employment Agreement dated February 1, 2005 between ViRexx Medical Corp. and Macaraig Canton	E-77
1.7	Confidentiality Agreement dated February 1, 2005 between ViRexx Medical Corp. and Macaraig Canton	E-92
1.8	Employment Agreement dated November 1, 2005 between ViRexx Medical Corp. and Dr. Lorne Tyrrell	E-98
1.9	Confidentiality Agreement dated November 1, 2005 between ViRexx Medical Corp. and Dr. Lorne Tyrrell	E-121
1.10	Employment Agreement dated January 1, 2004 between ViRexx Medical Corp. and Michael W. Stewart	E-131
1.11	Confidentiality Agreement dated January 1, 2004 between ViRexx Medical Corp. and Michael W. Stewart	E-153
1.12	Employment Agreement dated January 1, 2004 between ViRexx Medical Corp. and Dr. Andrew Stevens	E-162
1.13	Confidentiality Agreement dated January 1, 2004 between ViRexx Medical Corp. and Dr. Andrew Stevens	E-184
1.14	Employment Agreement dated April 5, 2004 between ViRexx Medical Corp. and Dr. Irwin Griffith	E-193
1.15	Confidentiality Agreement dated April 6, 2004 between ViRexx Medical Corp. and Dr. Irwin Griffith	E-214
1.16	Employment Agreement dated January 1, 2004 between ViRexx Medical Corp. and Dr. Rajan George	E-222
1.17	Confidentiality Agreement dated January 1, 2004 between ViRexx Medical Corp. and Dr. Rajan George	E-244
1.18	Agency Agreement between ViRexx Medical Corp. and Canaccord Capital Corporation dated March 26, 2005	E-253
C.1	Exclusive License Agreement between Unither Pharmaceuticals, Inc. and AltaRex Corp. dated April 17, 2002	E-294
C.2	First Amendment to the License Agreement beween Unither Pharmaceuticals, Inc. and AltaRex Corp. dated August 6, 2003	E-352
C.3	Subscription and Debenture Purchase Agreement between United Therapeutics Corporation and AltaRex Corp. dated April 17, 2002	E-356
C.4	Registration Rights Agreement between United Therapeutics Corporation and AltaRex Corp. dated April 17, 2002	E-419
C.4	Security Agreement between United Therapeutics Corporation and AltaRex Corp. dated April 17, 2002	E-447

C.5	Arrangement Agreement among Nova Bancorp Investments Ltd., AltaRex Corp. and AltaRex Medical Corp. dated December 23, 2003	E-460
C.6	Asset Purchase Agreement between AltaRex Corp. and AltaRex Medical Corp. dated December 31, 2003	E-533
C.7	Indemnity Agreement between AltaRex Corp. and AltaRex Medical Corp. dated effective February 3, 2004	E-553
C.8	Convertible Note Payable with a prescribed interest rate of 6% granted in favour of United Therapeutics Corporation by AltaRex Medical Corp. dated February 3, 2004	E-569
C.9	Distribution Agreement between AltaRex Medical Corp. and Dompé International S.A. dated June 8, 2004	E-571
C.10	Arrangement Agreement between AltaRex Medical Corp. and ViRexx Medical Corp. dated October 15, 2004	E-606
C.12	Collaborative Development Agreement between Protein Sciences Corporation and ViRexx Medical Corp. effective April 20, 2005	E-670
Item 17	Consent of Independent Accountants dated November 22, 2005

Auditors’ Report

To the Shareholders of
ViRexx Medical Corp.

We have audited the consolidated balance sheets of ViRexx Medical Corp. as at December 31, 2004 and 2003 and the consolidated statements of loss, shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2004. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Canada and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and 2003 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2004 in accordance with generally accepted accounting principles in Canada.

(Signed) PricewaterhouseCoopers LLP

Chartered Accountants

Edmonton, Alberta
March 10, 2005
(except as to note 3, which is as of July 7, 2005)

Comments by Auditor for U.S. Readers on Canada - U.S. Reporting difference

In the United States reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is a change in accounting principles that has a material effect on the comparability of the company’s financial statements, such as the change in accounting for stock-based compensation described in Note 3 to the financial statements. Our report to the shareholders dated March 10, 2005 (except as to note 3, which is as of July 7, 2005) is expressed in accordance with Canadian reporting standards, which do not require a reference to such a change in accounting principles in the auditor’s report when the change is properly accounted for and adequately described in the financial statements.

(Signed) PricewaterhouseCoopers LLP

Chartered Accountants

Edmonton, Alberta
March 10, 2005
(except as to note 3, which is as of July 7, 2005)

ViRexx Medical Corp.
(a development stage company)
Consolidated Balance Sheets

(expressed in Canadian dollars)

	September 30, 2005 $ (Unaudited)	December 31, 2004 $ (Restated - Note 3)	December 31, 2003 $ (Restated - Note 3)

Assets

Current assets
Cash and cash equivalents	8,319,266	9,462,988	2,708,599
Restricted cash (note 8)	257,120	659,000	-
Goods and services tax recoverable	44,986	94,903	56,231
Prepaid expenses and deposits	197,349	383,143	4,958
Investment tax credits recoverable	-	-	447,013
Share subscriptions receivable	-	-	37,500
Other current assets	-	18,527	52,082

	8,818,721	10,618,561	3,306,383
Property and equipment (note 5)	561,869	533,202	173,800
Patents and trademarks	-	-	242,626
Acquired intellectual property (note 6)	32,575,639	34,570,682	19,100

	41,956,229	45,722,445	3,741,909

Liabilities

Current liabilities
Accounts payable and accrued liabilities	599,818	744,805	1,131,154
Convertible debentures (note 8)	234,130	1,037,106	480,365

	833,948	1,781,911	1,611,519
Future income taxes (note 4)	4,808,257	6,749,947	-
Amount due to related party (note 7)	-	-	35,341

	5,642,205	8,531,858	1,646,860

Commitments and contingencies (note 9)

Shareholders’ Equity

Common shares - no par value; unlimited shares authorized; 58,608,545 shares, 53,276,477 shares and 15,600,000 shares issued and outstanding, respectively (note 12)	45,815,642	41,754,983	5,603,667
Contributed surplus (note 12)	4,901,174	3,626,905	1,024,923
Equity component of convertible debenture (note 8)	22,990	59,118	59,118
Deficit accumulated during development stage	(14,425,782)	(8,250,419)	(4,592,659)

	36,314,024	37,190,587	2,095,049

	41,956,229	45,722,445	3,741,909

The accompanying notes are an integral part of the financial statements.
Approved by the Board of Directors

___________________________________ Director	___________________________________ Director

ViRexx Medical Corp.
(a development stage company)
Consolidated Statements of Shareholders’ Equity

(expressed in Canadian dollars)

	Common stock
	Number #	Amount $	Equity component of debenture $	Contributed surplus $	Deficit Accumulated during development stage $	Total shareholders’ equity $

Balance - December 31, 1999	-	-	-	-	-	-

Shares issued on incorporation	200	259	-	-	-	259
Net loss	-	-	-	-	(177,397)	(177,397)

Balance - December 31, 2000	200	259	-	-	(177,397)	(177,138)

Issuance of common shares	16,617,283	1,153,081	-	-	-	1,153,081
Exercise of warrants	260,039	207,094	-	-	-	207,094
Share issue costs	-	(69,067)	-	-	-	(69,067)
Net loss	-	-	-	-	(1,011,957)	(1,011,957)

Balance - December 31, 2001	16,877,522	1,291,367	-	-	(1,189,354)	102,013

Shares issued on settlement of debt	682,686	218,460	-	-	-	218,460
Issuance of common shares	184,000	800,024	-	-	-	800,024
Exercise of warrants	1,869	1,428	-	-	-	1,428
Share issue costs	-	(7,749)	-	-	-	(7,749)
Issuance of convertible debenture	-	-	90,000	-	-	90,000
Amalgamation	(1,000,000)	-	-	-	-	-
Net loss	-	-	-	-	(1,260,472)	(1,260,472)

Balance - December 31, 2002	16,746,077	2,303,530	90,000	-	(2,449,826)	(56,296)

Issued under private placement	48,000	31,200	-	-	-	31,200
Exercise of stock options	300,000	126,600	-	-	-	126,600
Conversion of debentures	684,648	261,277	(30,882)	-	-	230,395
Amalgamation	(7,378,725)	-	-	-	(24,498)	(24,498)
Issue of special warrants	5,200,000	2,881,060	-	205,150	-	3,086,210
Stock options issued to non-employees	-	-	-	85,000	-	85,000
Net loss	-	-	-	-	(1,383,562)	(1,383,562)

Balance - December 31, 2003	15,600,000	5,603,667	59,118	290,150	(3,857,886)	2,095,049

Retroactive adjustment for stock-based compensation	-	-	-	734,773	(734,773)	-

Balance - December 31, 2003 (Restated)	15,600,000	5,603,667	59,118	1,024,923	(4,592,659)	2,095,049

Issued through public offering	11,000,000	8,388,820	-	411,180	-	8,800,000
Issued as corporate finance fee	400,000	-	-	-	-	-
Exercise of warrants	5,500	5,500	-	-	-	5,500
Acquisition of AltaRex Medical Corp.	26,257,759	28,620,957	-	-	-	28,620,957
Exercise of stock options	13,218	15,727	-	(5,153)	-	10,574
Share issue costs	-	(879,688)	-	-	-	(879,688)
Fair value of stock options issued on the acquisition of AltaRex	-	-	-	1,815,378	-	1,815,378
Stock options issued	-	-	-	380,577	-	380,577
Net loss	-	-	-	-	(3,657,760)	(3,657,760)

Balance - December 31, 2004	53,276,477	41,754,983	59,118	3,626,905	(8,250,419)	37,190,587

Repurchase of shares	(1,580,800)	(1,259,560)	-	-	(458,662)	(1,718,222)
Exercise of stock options	150,218	159,397	-	(36,183)	-	123,214
Private placement	4,035,665	2,918,651	-	1,117,014	-	4,035,665
Exercise of warrants	2,066,875	1,877,481	-	(130,606)	-	1,746,875
Conversion of debentures	561,100	591,281	-	-	-	591,281
Redemption of debenture	-	-	(36,128)	-	-	(36,128)
Share issue costs	99,010	(226,591)	-	-	-	(226,591)
Stock options issued	-	-	-	324,044	-	324,044
Net loss	-	-	-	-	(5,716,701)	(5,716,701)

Balance - September 30, 2005 (unaudited)	58,608,545	45,815,642	22,990	4,901,174	(14,425,782)	36,314,024

The accompanying notes are an integral part of the financial statements.

ViRexx Medical Corp.
(a development stage company)
Consolidated Statements of Loss

(expressed in Canadian dollars)

	Nine-month periods ended September 30,		Years ended December 31,
	2005 $ (Unaudited)	2004 $ (Unaudited) (Restated - Note 3)	2004 $ (Restated - Note 3)	2003 $ (Restated - Note 3)	2002 $	Cumulative from October 30, 2000 to September 30, 2005 $ (Unaudited)

Revenue	-	-	-	-	-	-

Expenses
Research and development (note 11)	3,279,150	1,178,263	1,796,680	383,073	271,638	6,483,892
Corporate administration	2,325,743	1,134,976	1,887,711	892,036	815,934	6,284,925
Depreciation and amortization	2,088,113	34,296	71,348	31,596	37,501	2,250,282
Debenture interest	95,201	47,359	61,999	76,052	39,708	272,960
Interest income	(169,729)	(76,382)	(127,728)	(7,497)	-	(304,954)
Loss (gain) on foreign exchange	43,644	(1,870)	(14,971)	(4,401)	1,361	75,769
Other income	(3,731)	(10,452)	(15,324)	-	-	(19,055)
(Gain) loss on disposal of property and equipment	-	-	(1,955)	12,703	94,972	105,720

	7,658,391	2,306,190	3,657,760	1,383,562	1,261,114	15,149,539

Loss before income taxes	(7,658,391)	(2,306,190)	(3,657,760)	(1,383,562)	(1,261,114)	(15,149,539)

Income taxes (recovery)	(1,941,690)	-	-	-	(642)	(1,941,690)

Net loss	(5,716,701)	(2,306,190)	(3,657,760)	(1,383,562)	(1,260,472)	(13,207,849)

Basic and diluted loss per common share (note 13)	(0.10)	(0.09)	(0.14)	(0.15)	(0.14)

The accompanying notes are an integral part of the financial statements.

ViRexx Medical Corp.
(a development stage company)
Consolidated Statements of Cash Flows

(expressed in Canadian dollars)
	Nine-month periods ended September 30,		Years ended December 31,
	2005 $ (Unaudited)	2004 $ (Unaudited) (Restated - Note 3)	2004 $ (Restated - Note 3)	2003 $ (Restated - Note 3)	2002 $	Cumulative from October 30, 2000 to September 30, 2005 $ (Unaudited)

Cash provided by (used in)

Operating activities
Net loss for the period	(5,716,701)	(2,306,190)	(3,657,760)	(1,383,562)	(1,260,472)	(13,207,849)
Items not affecting cash
Debenture interest	95,201	47,359	54,526	76,052	39,708	265,487
Depreciation and amortization	2,088,113	34,296	71,348	31,596	37,501	2,250,282
Future income taxes	(1,941,690)	-	-	-	-	(1,941,690)
Stock-based compensation	324,044	200,099	380,577	211,300	-	915,921
Write off of patent costs	-	-	242,626	-	-	242,626
(Gain) loss on disposal of property and equipment	-	-	(1,955)	12,703	94,972	105,364
Unrealized foreign exchange gain (loss)	(356)	-	(9,471)	-	-	(9,471)
Net change in non-cash working capital items (note 14)	109,251	(1,099,093)	(346,104)	476,659	2,945	284,842

	(5,042,138)	(3,123,529)	(3,266,213)	(575,252)	(1,085,346)	(11,094,488)
Financing activities
Issuance of share capital	5,660,764	8,805,500	7,405,027	3,280,210	815,000	18,452,527
Amounts due to related parties	-	(35,341)	(35,341)	13,368	21,973	-
Advances from shareholder	-	-	-	575,000	-	769,900
Repayment of advances from shareholder	-	-	-	(575,000)	(193,307)	(769,900)
Convertible debentures	(324,625)	(3,667)	-	-	685,000	360,375
Restricted cash	401,880	-	(659,000)	-	-	(257,120)
Repayment of note payable	-	-	-	-	(25,000)	-
Redemption of shares	(1,718,222)	(890,291)	-	-	-	(1,718,222)

	4,019,797	7,876,201	6,710,686	3,293,578	1,303,666	16,837,560
Investing activities
Acquisition of property and equipment	(131,458)	(55,119)	(403,364)	(94,617)	(97,222)	(907,889)
Cash acquired on acquisition	-	-	3,710,419	19,142	-	3,729,561
Proceeds on sale of property and equipment	10,077	-	2,861	9,210	-	22,148
Expenditures on patents and trademarks	-	-	-	(74,824)	(94,633)	(267,626)

	(121,381)	(55,119)	3,309,916	(141,089)	(191,855)	2,576,194

(Decrease) increase in cash and cash equivalents	(1,143,722)	4,697,553	6,754,389	2,577,237	26,465	8,319,266

Cash and cash equivalents - Beginning of period	9,462,988	2,708,599	2,708,599	131,362	104,897	-

Cash and cash equivalents - End of period	8,319,266	7,406,152	9,462,988	2,708,599	131,362	8,319,266

Supplementary information (note 14)

The accompanying notes are an integral part of the financial statements.

ViRexx Medical Corp.
(a development stage company)
Notes to Consolidated Financial Statements
Nine-month period ended September 30, 2005 (unaudited) and
years ended December 31, 2004 and 2003

(expressed in Canadian dollars)

1	Nature of operations

ViRexx Medical Corp., amalgamated under the Business Corporations Act (Alberta), is a development-stage biotechnology company that is engaged in the research, development and eventual commercialization of biopharmaceutical products for the treatment of ovarian cancer, chronic hepatitis B, chronic hepatitis C and selected solid tumors.

The Company began as Novolytic Corp. on October 30, 2000. ViRexx Research Inc. was incorporated under the Business Corporations Act (Alberta) on June 6, 2001 and on August 1, 2002 ViRexx Research Inc. amalgamated with Novolytic Corp. to continue as ViRexx Research Inc. (“ViRexx Research”). On December 23, 2003, ViRexx Research was amalgamated with ViRexx Medical Corp. and Norac Industries Inc. (“Norac”), as described in note 12, to form and continue business as ViRexx Medical Corp. (the “Company” or “ViRexx”). Norac was a public company whose shares were listed on the TSX Venture Exchange and on completion of the amalgamation with Norac, ViRexx became a listed company.

On December 10, 2004, pursuant to a plan of arrangement, the Company acquired all of the outstanding shares of AltaRex Medical Corp. (“AltaRex”) by issuing one-half of one common share in exchange for each issued share of AltaRex. Following the acquisition, the Company became listed on the Toronto Stock Exchange.

2	Summary of significant accounting policies

These financial statements have been prepared by management in accordance with accounting principles generally accepted in Canada which, with respect to the Company, do not differ materially from those applied in the United States except as disclosed in note 16. Because the precise determination of many assets, liabilities, revenues and expenses is dependent on future events, the preparation of financial statements for a period necessarily includes the use of estimates and approximations which have been made using careful judgment. Actual results could differ from those estimates. These financial statements have, in management’s opinion, been properly prepared within reasonable limits of materiality and within the framework of the accounting policies summarized below.

Interim financial statements and all tabular and other information presented in the notes to the consolidated financial statements for the periods ended September 30, 2005 and 2004 are unaudited. The accounting principles and methods of computation used in the accompanying unaudited interim consolidated financial statements for the periods ended September 30, 2005 and 2004 are the same as those used in the preparation of the audited consolidated financial statements for the three years ended December 31, 2004 except for the change in accounting policy described in note 3. In the opinion of management, all adjustments considered necessary for the fair presentation of results of the nine-month periods ended September 30, 2005 and 2004 have been reflected in these financial statements, which should be read in conjunction with the audited annual consolidated financial statements and the notes thereto for the three years ended December 31, 2004.

ViRexx Medical Corp.
(a development stage company)
Notes to Consolidated Financial Statements
Nine-month period ended September 30, 2005 (unaudited) and
years ended December 31, 2004 and 2003

(expressed in Canadian dollars)

a)	Basis of consolidation

These consolidated financial statements include the accounts of the Company and all of its wholly owned subsidiaries.

b)	Cash and cash equivalents

The Company considers all highly liquid investments with a maturity of three months or less at the date of purchase to be cash or cash equivalents.

c)	Revenue

Revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred, the price is fixed and determinable and collection is reasonably assured.

d)	Property and equipment

Property and equipment are stated at cost. Depreciation is provided using the declining balance method at the following annual rates:

Laboratory equipment	20%
Office, furniture and equipment	20%
Computer equipment	30%
Computer software	100%

Leasehold improvements are depreciated over the term of the lease.

e)	License

License represents the amount paid for the rights to use certain patents and is recorded at cost. Amortization is provided for on a straight-line basis over twelve years, being the term of the licensing agreement.

f)	Unither agreement

This is the fair value attributed to the Unither development agreement on the acquisition of AltaRex Medical Corp. as described in note 6. The carrying amount does not necessarily reflect future values and the ultimate amount recoverable will be dependent upon the successful development and commercialization of products. This amount is being amortized on a straight-line basis over the estimated term of the agreement, which is thirteen years.

ViRexx Medical Corp.
(a development stage company)
Notes to Consolidated Financial Statements
Nine-month period ended September 30, 2005 (unaudited) and
years ended December 31, 2004 and 2003

(expressed in Canadian dollars)

g)	Government grants and investment tax credits

Government assistance is recognized when the expenditures that qualify for assistance are made and the Company has complied with the conditions for the receipt of government assistance. Government assistance is applied to reduce the carrying amount of any assets acquired or to reduce eligible expenses incurred. A liability to repay government assistance, if any, is recorded in the period when the conditions arise that cause the assistance to become repayable.

h) Research and development costs

Research costs are expensed in the period incurred. Development costs are expensed in the period incurred unless technical and market viability of a development project has been established. No development costs have been deferred to date.

i)	Foreign currency translation

Translation of transactions arising in foreign currencies has been recorded at approximate rates of exchange in effect at the dates of the transactions, with resulting monetary assets and monetary liabilities arising in foreign currencies being translated at rates of exchange in effect at the balance sheet date. Gains or losses on translation during the period have been included in net loss for the year.

j)	Income taxes

The Company follows the liability method of income tax allocation. Under this method, future income taxes are recognized for the future income tax consequences attributable to differences between the carrying values of assets and liabilities and their respective income tax basis. Future income tax assets and liabilities are measured using substantively enacted income tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in rates is included in earnings in the period that includes the date of substantial enactment. Future income tax assets are recorded in the financial statements if realization is considered more likely than not.

ViRexx Medical Corp.
(a development stage company)
Notes to Consolidated Financial Statements
Nine-month period ended September 30, 2005 (unaudited) and
years ended December 31, 2004 and 2003

(expressed in Canadian dollars)

k)	Stock-based compensation

The Company grants stock options to executive officers, directors, employees and consultants pursuant to a stock option plan. Effective January 1, 2004, awards of stock options granted to employees are accounted for in accordance with the fair value method and result in compensation expense. The expense is recognized in income over the service period of the employee to whom the option was granted or the vesting period of the specific option. The corresponding credit is charged to contributed surplus. Any consideration paid on the exercise of stock options is credited to share capital. Previously, the Company did not record any compensation expense upon the issuance of stock options to employees. Awards of stock options to non-employees are accounted for in accordance with the fair value method and result in compensation expense.

l)	Impairment of long-lived assets

Property and equipment and intangible assets with a finite life are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Impairment is assessed by comparing the carrying amount of the asset with its expected future net undiscounted cash flows from use together with its residual value. If an asset is considered to be impaired, the impairment recognized is the amount by which the carrying amount of the asset exceeds its fair value.

m)	Loss per share

The Company uses the treasury stock method to calculate loss per common share. Under this method, the basic loss per share is calculated based on the weighted average number of common shares outstanding during each period. Diluted loss per share is computed using the weighted average number of common shares and includes the effects of dilutive convertible securities including convertible debentures, options and warrants.

3	Accounting changes

Effective January 1, 2004, the Company became subject to additional requirements of Section 3870 of the CICA Handbook with respect to accounting and disclosure for stock-based compensation. As such, new awards of stock options granted to employees made on or after January 1, 2004 are accounted for in accordance with the fair value method and result in compensation expense. The expense is recognized in income over the service period of the employee to whom the option was granted or the vesting period of the specific option. Any consideration paid on the exercise of stock options is credited to share capital. Previously, the Company did not record any compensation expense upon the issuance of stock options to employees. This change in recording the fair value of awards has been accounted for on a retroactive basis without restatement of prior periods. For awards granted after January 1, 2002 and prior to January 1, 2004, the Company has increased the opening deficit and contributed surplus by $734,773.

ViRexx Medical Corp.
(a development stage company)
Notes to Consolidated Financial Statements
Nine-month period ended September 30, 2005 (unaudited) and
years ended December 31, 2004 and 2003

(expressed in Canadian dollars)

The acquisition of AltaRex, as described in note 6, was originally treated as the acquisition of a business and accounted for in accordance with CICA 1581 Business Combinations. It was subsequently determined that AltaRex did not meet the definition of a business as described in EIC 124 and therefore should have been accounted for as a purchase of assets. Financial statements for the year ended December 31, 2004 have been restated to reflect this treatment. The impact of this restatement is a $7,282,832 increase in acquired intellectual property rights; a $6,065,718 decrease in goodwill; a $684,229 increase in future income taxes payable; a $568,859 increase in share capital and a $35,974 decrease in convertible debentures payable at December 31, 2004.

Effective January 1, 2004, the Company wrote off the carrying value of capitalized costs incurred on patents and trademarks to reflect the uncertainty associated with any future economic benefit. This was accounted for retroactively and the prior year’s financial statements were restated. As this did not represent a change in accounting policy, the total impact of the write down should have been reflected in the year ended December 31, 2004. The financial statements have been restated to reflect this treatment. The impact of this restatement is a $242,626 increase in the net loss previously reported for the year ended December 31, 2004; a $167,802 decrease in the deficit previously reported as of January 1, 2003; and, a $74,824 decrease in the previously reported 2003 net loss.

4	Income taxes

The reconciliation of income taxes (recovery) attributable to operations using the statutory tax rate is as follows:

	September 30, 2005 $ (Unaudited)	September 30, 2004 $ (Unaudited)	December 31, 2004 $ (Restated)	December 31, 2003 $ (Restated)	December 31, 2002 $

Canadian statutory rates	33.62%	35.47%	33.87%	36.74%	17.77%

Expected recovery at the statutory rate	(2,575,000)	(818,000)	(1,239,000)	(508,000)	(224,000)
Unrecognized deductible temporary differences and tax losses	524,310	747,000	1,109,000	429,000	222,358
Stock-based compensation and other non-deductible expenses	109,000	71,000	130,000	79,000	1,000

Total income taxes	(1,941,690)	-	-	-	(642)

ViRexx Medical Corp.
(a development stage company)
Notes to Consolidated Financial Statements
Nine-month period ended September 30, 2005 (unaudited) and
years ended December 31, 2004 and 2003

(expressed in Canadian dollars)

Significant components of the Company’s future tax balances are as follows:

	September 30, 2005 $ (Unaudited)	December 31, 2004 $ (Restated)	December 31, 2003 $ (Restated)

Future tax assets
Non-capital loss carry forwards	2,280,796	1,577,315	536,251
Research and development deductions and investment tax credits	1,978,376	1,244,976	257,046
Other assets	247,625	420,599	283,572

	4,506,797	3,242,890	1,076,869
Future tax liabilities
Acquired intellectual property	(9,315,054)	(9,992,837)	-

Valuation allowance	-	-	(1,076,869)

Net future tax liability	(4,808,257)	(6,749,947)	-

At December 31, 2004, the Company had $4,691,597 of non-capital loss carry forwards; $2,667,119 of scientific research and experimental development (“SR&ED”) expenditures; and, $601,113 of investment tax credits available to reduce taxable income in future years. The benefit of these losses, SR&ED expenditures and investment tax credits has been recognized as a reduction of future income tax liabilities as their realization is considered more likely than not through the use of feasible tax planning strategies. SR&ED expenditures may be carried forward indefinitely. Loss carry forwards and investment tax credits expire as follows:

	Non-capital loss carry forwards $	Investment tax credits $

2007	138,101	-
2008	234,160	-
2009	399,890	9,767
2010	820,624	767
2012	-	2,315
2013	-	28,127
2014	3,098,822	560,137

	4,691,597	601,113

ViRexx Medical Corp.
(a development stage company)
Notes to Consolidated Financial Statements
Nine-month period ended September 30, 2005 (unaudited) and
years ended December 31, 2004 and 2003

(expressed in Canadian dollars)

5	Property and equipment

	September 30, 2005 (Unaudited)

	Cost $	Accumulated depreciation $	Net $

Laboratory equipment	465,872	124,218	341,654
Office furniture and equipment	107,459	25,826	81,633
Computer equipment and software	171,905	64,786	107,119
Leasehold improvements	36,469	5,006	31,463

	781,705	219,836	561,869

Depreciation expense relating to property and equipment charged to current operations was $93,070 for the period ended September 30, 2005 and $34,296 for the period ended September 30, 2004 (unaudited).

	December 31, 2004

	Cost $	Accumulated depreciation $	Net $

Laboratory equipment	465,394	76,090	389,304
Office furniture and equipment	64,124	13,210	50,914
Computer equipment and software	98,297	38,787	59,510
Leasehold improvements	34,343	869	33,474

	662,158	128,956	533,202

	December 31, 2003

	Cost $	Accumulated depreciation $	Net $

Laboratory equipment	175,238	29,545	145,693
Office furniture and equipment	15,285	4,765	10,520
Computer equipment	30,366	12,779	17,587

	220,889	47,089	173,800

Depreciation expense relating to property and equipment charged to operations was $69,264 (2003 - $29,513).

ViRexx Medical Corp.
(a development stage company)
Notes to Consolidated Financial Statements
Nine-month period ended September 30, 2005 (unaudited) and
years ended December 31, 2004 and 2003

(expressed in Canadian dollars)

6	Acquired intellectual property

	September 30, 2005 $ (Unaudited)	December 31, 2004 $	December 31, 2003 $

Unither development agreement - net of accumulated amortization $1,993,481 (2004 - $nil)	32,560,185	34,553,666	-
Other licenses - net of accumulated amortization of $9,546 (2004 - $7,984; 2003 - $5,900)	15,454	17,016	19,100

	32,575,639	34,570,682	19,100

Amortization expense relating to intellectual property charged to operations was $1,995,043 for the period ended September 30, 2005 (unaudited) (December 31, 2004 - $2,084; December 31, 2003 - $2,083).

On December 10, 2004, the Company acquired certain intellectual property and related agreements. These assets resided in AltaRex, a holding company with no active business. The Company completed the acquisition by issuing 26,257,759 common shares in exchange for all of the issued and outstanding shares of AltaRex. The assets consisted primarily of an Exclusive Agreement with Unither Pharmaceuticals Inc. (“Unither”), a wholly owned subsidiary of United Therapeutics Corporation (“United Therapeutics”), for the development of five monoclonal antibodies, including OvaRex® MAb, the Company’s lead product in late stage development for the treatment of ovarian cancer. Under the terms of the agreement, Unither received exclusive rights for development and commercialization of the products worldwide, with the exception of rights retained by the Company to the majority of the European Union and certain other countries. Unither is responsible for the costs of clinical trials, manufacturing and other development expenses for each product and will pay development milestone payments and royalties from product sales to the Company. Milestone payments include US$2.0 million on the completion of Biologics License Application (“BLA”); and, US$3.0 million on the approval of the BLA by the United States Food and Drug Administration. The Company does not anticipate that either of these milestones will be reached prior to the middle of 2007.

Consideration was 26,257,759 ViRexx common shares with a fair value of $28,620,957 based on $1.09 per share, which was the market price per share at the date of announcement on October 15, 2004. The acquisition price also includes $1,815,378 relating to the fair value of new ViRexx stock options issued in exchange for AltaRex stock options and acquisition costs of $568,859.

The Unither agreement and related intellectual property acquired was valued at $34,553,666. Other net assets, which consisted of cash, equipment and a debenture payable, amounted to $3,201,475. The Company also recorded a future income tax liability of $6,749,947, net of future tax assets in the amount of $3,242,890, which were recognized at the date of acquisition.

ViRexx Medical Corp.
(a development stage company)
Notes to Consolidated Financial Statements
Nine-month period ended September 30, 2005 (unaudited) and
years ended December 31, 2004 and 2003

(expressed in Canadian dollars)

The Company is a party to other license and development agreements with various third parties. In each case, the third party may be entitled to receive any one or a combination of milestone payments, royalty payments and stock options based on the product development stage or sales revenue from the development of certain products or technology. The Company has not made any payments under these agreements and has no liability for payments or the issue of shares or options at September 30, 2005 (unaudited), December 31, 2004 or December 31, 2003. No milestone payments are anticipated to be paid in the remainder of 2005 or in 2006. Royalties are based on a percentage of net sales or other product fees earned by the Company and become due when sales are generated. No royalties are anticipated to be paid in the remainder of 2005 or in 2006.

7	Related party transactions and balances

The balance due as at December 31, 2003 in the amount of $35,341 related to interest accrued at 18% on amounts advanced in 2003 to the Company by a shareholder.

8	Convertible debentures

	September 30, 2005 $ (Unaudited)	December 31, 2004 $	December 31, 2003 $

U.S. dollar convertible debenture	-	502,215	-
Canadian dollar convertible debentures	175,000	450,000	450,000
Equity component of convertible debentures	(22,990)	(59,118)	(59,118)
Unpaid interest	82,120	144,009	89,483

	234,130	1,037,106	480,365

United States dollar convertible debenture

On August 15, 2002, AltaRex issued a convertible debenture to United Therapeutics in exchange for proceeds of US$433,310. On the acquisition of AltaRex, this debenture was determined to have a fair value of $511,687 (US$417,261). OvaRex patents and technology have been pledged as collateral for the debenture. Interest is payable on the debenture quarterly and accrues at 6% per annum. Principal and unpaid interest on the debenture is due in full on August 23, 2005. The debenture is convertible into common shares of the Company at a price of US$1.00 per share at any time at the option of United Therapeutics.

On August 23, 2005, the U.S. dollar convertible debenture was converted into 485,300 common shares of the Company at a price of CAN$1.07 per share (unaudited).

ViRexx Medical Corp.
(a development stage company)
Notes to Consolidated Financial Statements
Nine-month period ended September 30, 2005 (unaudited) and
years ended December 31, 2004 and 2003

(expressed in Canadian dollars)

Canadian dollar convertible debentures

On September 20, 2002, the Company issued convertible debentures in the amount of $685,000 bearing interest at 12% per annum, accrued monthly, payable September 20, 2005. A specific charge and interest against the T-ACT Technology patents was pledged as collateral for the debentures. The convertible debentures were accounted for in accordance with their substance and presented in the financial statements in their component parts, measured at their respective fair values at the time of issue. The debt component was calculated as the present value of the required interest and principal payments discounted at a rate approximating the interest rate that would have been applicable to non-convertible debt at the time the debentures were issued. The difference between the debt component and the face value of the debentures, representing the value of the conversion feature and options, was classified as equity.

The debentures are convertible, at the option of the holder, into common shares of the Company at a conversion price of $0.50 per common share or at half of an Initial Public Offering (“IPO”) or Qualifying Transaction (“QT”) share issue price if such price is less than $0.95 at any time prior to September 20, 2005.

The Company has the right to compel conversion into common shares if the Company is in full satisfaction of its obligations under the agreement during a period commencing from the day the Company publicly announces its intentions to complete an IPO or QT and ending on the day such IPO or QT is formally approved by the shareholders of the Company. The Company announced such a transaction at approximately $0.80 per share in June 2003 and it was approved by the shareholders on December 22, 2003.

On August 6, 2003, a director, officer and significant shareholder of the Company converted $175,000 principal amount of the convertible debentures plus accrued interest of $17,333 into 521,233 ViRexx Research shares on the following conversion basis. The principal amount of $175,000 was converted at $0.369 per ViRexx Research share for a total of 480,160 ViRexx Research shares and accrued interest of $17,333 was converted at $0.422 per ViRexx Research share for a total of 41,073 ViRexx Research shares.

On December 23, 2003, an additional principal amount of $60,000 plus accrued interest of $8,944 was converted at $0.422 per ViRexx Research share for a total of 163,415 ViRexx Research shares.

In January 2004, the Company made a formal offer to redeem the remaining debentures and deposited sufficient funds into trust to satisfy redemption requirements and related costs. As a result, the debentures were classified as a current liability commencing December 31, 2003.

During the nine-month period ended September 30, 2005, the Company redeemed $225,000 of principal plus accrued interest of $99,625 and converted $50,000 plus accrued interest of $22,010 into 75,800 common shares of the Company at a price of CA$0.95 per share (unaudited). As at September 30, 2005, the remaining debenture principal balance was $175,000 (unaudited).

ViRexx Medical Corp.
(a development stage company)
Notes to Consolidated Financial Statements
Nine-month period ended September 30, 2005 (unaudited) and
years ended December 31, 2004 and 2003

(expressed in Canadian dollars)

9	Commitments and contingencies

At December 31, 2004, expected minimum lease payments in each of the next five years and in total, relating to the office and laboratory facility, are as follows:

$

2005	109,263
2006	109,263
2007	113,126
2008	115,885
2009	115,885
Thereafter	164,170

727,592

Legal proceedings

There are no material legal proceedings which have been commenced against the Company or, to the knowledge of management of the Company, will be commenced.

10	Government assistance and research and development projects

During the year ended December 31, 2004, the Company received a non-repayable grant in the amount of $364,430 (2003 - $154,780; 2002 - $80,750) from the National Research Council of Canada, of which $nil remained receivable at September 30, 2005 (unaudited) (December 31, 2004 - $nil; December 31, 2003 - $52,082).

In 2004, the Company entered into a technology commercialization agreement with Alberta Heritage Foundation for Medical Research (“AHFMR”) in support of costs for the Phase I liver cancer study for the OcclusinTM Injection product. Funding of $500,000 was received and credited against research and development expenses in the year ended December 31, 2004. The Company is required to pay a royalty equivalent to twice the amount of funding received, from the commercial success of the resulting products and technology, at a rate of the lesser of 5% of gross sales or $100,000 per annum. The maximum total payments by the Company under this agreement are $1,000,000 and will begin once there are commercial sales.

During the year ended December 31, 2003, the Company accrued a refund in the amount of $451,475 (2002 - $386,414) related to a federal tax credit for Scientific Research and Experimental Development expenditures incurred during that year.

ViRexx Medical Corp.
(a development stage company)
Notes to Consolidated Financial Statements
Nine-month period ended September 30, 2005 (unaudited) and
years ended December 31, 2004 and 2003

(expressed in Canadian dollars)
In 1997, AltaRex entered into an agreement with the AHFMR to jointly fund clinical trials, with AltaRex controlling, through ownership or licensing, all of the Technology. Funding of $500,000 was received in 1997. The Company is required to pay a royalty equivalent to twice the amount of funding received, from the commercial success of the resulting products and technology, at a rate of the lesser of 5% of gross sales or $100,000 per annum. The maximum total payments by the Company under this agreement are $1,000,000 and will begin once there are commercial sales.

Amounts received related to government assistance were recorded as a reduction of research and development expense.

11	Research and development projects

The Company is in the development stage and conducts research and development in the areas of biopharmaceutical products for the treatment of ovarian cancer, chronic hepatitis B, chronic hepatitis C and selected solid tumours.

•
OvaRex® MAb is a murine monoclonal antibody that has a high degree of specificity to a tumour associated antigen that is over-expressed by the majority of late stage ovarian cancer patients. The Company believes that the product acts as a immunotherapeutic agent by inducing and/or amplifying the human body’s immune response against ovarian cancer. All development costs for OvaRex® MAb are borne by United Therapeutics pursuant to the license agreement described in note 6.

•
The Company’s T-ACT™ technology platform is a novel and proprietary targeted tumor starvation technology platform which has the potential to produce a wide range of products that stop the flow of blood to solid tumors, both malignant (cancer) and non-malignant (benign).

•
The Chimigen™ technology platform encompasses a molecular design recognizable by the body’s immune system to break tolerance by mounting a humoral (antibody) as well as a highly desirable cellular response to clear the virus that is responsible for the chronic infection.

ViRexx Medical Corp.
(a development stage company)
Notes to Consolidated Financial Statements
Nine-month period ended September 30, 2005 (unaudited) and
years ended December 31, 2004 and 2003

(expressed in Canadian dollars)

	Nine-month periods ended September 30,		Years ended December 31,

	2005 $ (Unaudited)	2004 $ (Unaudited)	2004 $	2003 $	2002 $

T-ACT™	810,021	596,226	410,018	426,024	367,534
Chimigen™	2,203,099	1,126,467	2,251,092	563,304	371,268
OvaRex® MAb	311,030	-	-	-	-

Gross research and development	3,324,150	1,722,693	2,661,110	989,328	738,802
Government grants	(45,000)	(544,430)	(864,430)	(154,780)	(80,750)
Tax credits	-	-	-	(451,475)	(386,414)

Net research and development	3,279,150	1,178,263	1,796,680	383,073	271,638

12	Share capital

Authorized share capital

The Company is authorized to issue an unlimited number of no par value common shares.

Normal Course Issuer Bid

On December 21, 2004, the Company received approval for a Normal Course Issuer Bid allowing the Company to repurchase up to 2,663,824 common shares during the period beginning December 23, 2004 to December 22, 2005, at the market price at the time of purchase. The Company repurchased 1,580,800 common shares at an average price of $1.09 per share for the period January 1, 2005 to September 30, 2005, which resulted in a charge of $1,259,560 to share capital and a charge of $458,662 to the deficit (unaudited).

2005 Transactions (unaudited)

On September 7, 2005, the Company completed a brokered private placement of 4,035,665 units for gross proceeds of $4,035,665. Each unit consists of one common share and one-half of one share purchase warrant. Each whole share purchase warrant entitles the holder to purchase one common share of ViRexx at a price of CAN$1.20 for a period of two years. Proceeds of the issue were allocated $2,918,651 to share capital and $1,117,014 to contributed surplus based on the estimated fair value of the warrants on the date granted. The broker for the private placement, Montex Exploration Inc. (“Montex”), received cash of 7% of the gross proceeds and 403,567 broker warrants as a commission. Each broker warrant entitles Montex to acquire one common share of the Company for $1.20 per share until September 9, 2007.

ViRexx Medical Corp.
(a development stage company)
Notes to Consolidated Financial Statements
Nine-month period ended September 30, 2005 (unaudited) and
years ended December 31, 2004 and 2003

(expressed in Canadian dollars)

2004 Transactions

On April 14, 2004, the Company completed a public offering of 11,000,000 units at a price of $0.80 per unit for gross proceeds of $8,800,000. Each unit consisted of one common share and one-half common share purchase warrant. Each whole warrant entitles the holder to acquire one common share of the Company at an exercise price of $1.00 per share until October 14, 2005. Proceeds of the issue were allocated $8,388,820 to share capital and $411,180 to contributed surplus based on the estimated fair value of the warrants on the date granted. The agent for the offering, Canaccord Capital Corp. (“Canaccord”) received cash of 7.75% of the gross proceeds, 400,000 common shares and 1,100,000 agent warrants as a commission. Each agent warrant entitled Canaccord to acquire one common share of ViRexx for $0.80 per share until April 14, 2005.

In 2004, the Company issued 5,500 common shares on the exercise of warrants for proceeds of $5,500.

On December 10, 2004, the Company issued 26,257,759 common shares in exchange for all of the outstanding shares of AltaRex as described in note 6. Sixty percent of the common shares issued to AltaRex shareholders are freely tradeable and the remaining forty percent are subject to a hold period until June 10, 2005.

2003 Transactions

On March 27, 2003, the Company completed a Private Placement of 48,000 common shares for gross proceeds of $31,200.

On August 6, 2003 and December 23, 2003, a total of 684,648 common shares were issued on the conversion of debentures as described in note 8.

On December 23, 2003, the Company issued 9,400,000 shares in exchange for the 17,778,725 outstanding shares of ViRexx Research Inc., a company subject to common control and 1,000,000 shares in exchange for all of the outstanding shares of Norac Industries Inc. (“Norac”), an unrelated inactive public company with no operations. The companies were amalgamated and considered to be a continuation of ViRexx Research Inc.

The net liabilities of Norac in the amount of $24,498 were treated as a charge to the deficit of ViRexx at book value, which approximated fair value.

On December 31, 2003, ViRexx completed a private placement of 5,000,000 special warrants at a price of $0.80 per unit for net proceeds of $2,926,210 after related issue expenses of $1,073,790. Upon exercise, each special warrant entitled the holder to receive one common share and one common share purchase warrant (the “warrant”). Each warrant entitled the holder to acquire one common share at an exercise price of $1.00 per share for a period of 18 months. Net proceeds of the issue were allocated $2,881,060 to share capital and $205,150 to contributed surplus based on the estimated fair value of the warrants on the date granted. In connection with this transaction, ViRexx issued 200,000 common shares to the agent as payment for costs of $160,000.

ViRexx Medical Corp.
(a development stage company)
Notes to Consolidated Financial Statements
Nine-month period ended September 30, 2005 (unaudited) and
years ended December 31, 2004 and 2003

(expressed in Canadian dollars)

Stock options

The Company’s Stock Option Plan (the “Plan”) provides for the granting of stock options to directors, officers, employees and consultants. On December 9, 2004, the Company’s shareholders approved The Plan permits the issuance of stock options to purchase a maximum of 8,256,000 common shares of the Company.

The following table summarizes information relating to stock options outstanding and exercisable under the Plan at September 30, 2005, December 31, 2004 and 2003.

	September 30, 2005 (Unaudited)		December 31, 2004		December 31, 2003

	Stock options #	Weighted average Exercise price $	Stock options #	Weighted average Exercise price $	Stock options #	Weighted average Exercise price $

Outstanding - Beginning of period	6,369,168	0.84	2,103,218	0.80	685,000	0.50
Granted	80,000	1.42	4,564,168	0.85	2,403,218	0.70
Exercised	(150,218)	0.82	(13,218)	0.80	(300,000)	0.001
Expired	(178,750)	3.90	(285,000)	0.80	(685,000)	0.50

Outstanding - End of period	6,120,200	0.75	6,369,168	0.84	2,103,218	0.80

Exercisable - End of period	5,310,500	0.64	5,121,968	0.83	2,103,218	0.80

On February 1, 2005, the Company granted 300,000 stock options as an inducement to an individual to join the Company as an officer. The options are exercisable at $1.17 per share and expire on February 1, 2015. These options were not issued under the Plan. One-third of these options vested immediately and the remaining options will vest over a period of two years. Compensation expense arising from the options is recognized over the vesting period.

ViRexx Medical Corp.
(a development stage company)
Notes to Consolidated Financial Statements
Nine-month period ended September 30, 2005 (unaudited) and
years ended December 31, 2004 and 2003

(expressed in Canadian dollars)

The following table summarizes information relating to currently outstanding and exercisable options:

September 30, 2005 (Unaudited)

Outstanding			Exercisable

Exercise price $	Number of shares #	Average expiration life (years)	Number of shares #

0.48	1,675,000	7.63	1,675,000
0.76	50,000	7.75	50,000
0.80	2,933,000	2.96	2,673,000
0.86	425,000	5.35	425,000
0.90	697,200	9.21	205,000
0.94	240,000	4.47	202,500
1.39	50,000	1.33	50,000
1.46	30,000	-	10,000
3.90	10,000	5.53	10,000
6.26	10,000	5.65	10,000

	6,120,200		5,310,500

December 31, 2004

Outstanding			Exercisable

Exercise price $	Number of shares #	Average expiration life (years)	Number of shares #

0.48	1,675,000	8.38	1,675,000
0.76	50,000	7.55	50,000
0.80	3,070,000	3.71	2,465,000
0.86	575,000	6.16	575,000
0.90	697,200	9.96	205,000
0.94	240,000	5.22	90,000
1.03	13,218	0.33	13,218
3.90	10,000	6.28	10,000
6.26	10,000	6.40	10,000
11.20	3,125	3.55	3,125
11.92	12,500	5.13	12,500
26.40	625	2.85	625
29.44	12,500	2.52	12,500

	6,369,168		5,121,968

ViRexx Medical Corp.
(a development stage company)
Notes to Consolidated Financial Statements
Nine-month period ended September 30, 2005 (unaudited) and
years ended December 31, 2004 and 2003

(expressed in Canadian dollars)

December 31, 2003

Outstanding			Exercisable

Exercise price $	Number of shares #	Average expiration life (years)	Number of shares #

0.80	2,103,218	4.71	2,103,218

At September 30, 2005, the 6,120,200 options outstanding had a weighted average remaining term of approximately five years (unaudited).

Stock-based compensation expense

During the period ended September 30, 2005, the Company recognized $324,044 of compensation expense and contributed surplus (unaudited). During the year ended December 31, 2004, the Company recognized $380,577 of compensation expense and contributed surplus. For awards granted after January 1, 2002 and prior to January 1, 2004, the Company made an adjustment to the opening deficit and contributed surplus of $734,773 (see note 3).

The fair value of each stock option granted is estimated on the date of grant using the Black-Scholes option pricing model based on the following:

	September 30, 2005 (Unaudited)	December 31, 2004	December 31, 2003

Expected life	4 years	5 years	5 years
Risk-free rate	3.55%	4.0%	3.9%
Expected volatility	84.2%	77.2%	51.0%
Expected dividend yield	0.0%	0.0%	0.0%

	$	$	$

Weighted average fair value of options granted	0.80	0.54	0.39

ViRexx Medical Corp.
(a development stage company)
Notes to Consolidated Financial Statements
Nine-month period ended September 30, 2005 (unaudited) and
years ended December 31, 2004 and 2003

(expressed in Canadian dollars)

Warrants

At September 30, 2005 there were 12,935,519 (unaudited) (December 31, 2004 - 12,543,094; December 31, 2003 - 5,500,000) warrants outstanding at a weighted average exercise price of $1.10 (unaudited) (December 31, 2004 - $1.06; December 31, 2003 - $0.98). The value attributed to the warrants is included in share capital.

	September 30, 2005 (Unaudited)

Expiry date	Exercise price $	Opening #	Granted #	Exercised #	Cancelled #	Closing #

April 14, 2005	0.80	1,100,000	-	(1,100,000)	-	-
June 23, 2005	0.80	500,000	-	(500,000)	-	-
October 14, 2005	1.00	5,086,595	-	(189,000)	-	4,897,595
October 14, 2005	1.00	5,496,500	-	(277,875)	-	5,218,625
November 26, 2006	4.00	360,000	-	-	-	360,000
September 9, 2007	1.20	-	2,459,299	-	-	2,459,299

		12,543,095	2,459,299	(2,066,875)	-	12,935,519

	December 31, 2004

Expiry date	Exercise price $	Opening #	Granted #	Exercised #	Cancelled #	Closing #

April 14, 2005	0.80	-	1,100,000	-	-	1,100,000
June 23, 2005	0.80	500,000	-	-	-	500,000
July 7, 2005	1.00	5,000,000	318,595	(2,000)	(230,000)	5,086,595
October 14, 2005	1.00	-	5,500,000	(3,500)	-	5,496,500
November 26, 2006	4.00	-	360,000	-	-	360,000

		5,500,000	7,278,595	(5,500)	(230,000)	12,543,095

	December 31, 2003

Expiry date	Exercise price $	Opening #	Granted #	Exercised #	Cancelled #	Closing #

June 23, 2005	0.80	-	500,000	-	-	500,000
July 7, 2005	1.00	-	5,000,000	-	-	5,000,000

		-	5,500,000	-	-	5,500,000

ViRexx Medical Corp.
(a development stage company)
Notes to Consolidated Financial Statements
Nine-month period ended September 30, 2005 (unaudited) and
years ended December 31, 2004 and 2003

(expressed in Canadian dollars)

13	Loss per share

	Nine-month periods ended September 30,		Years ended December 31,

	2005 $ (Unaudited)	2004 $ (Unaudited)	2004 $	2003 $	2002 $

Loss attributable to common shareholders	(5,716,701)	(2,306,190)	(3,657,760)	(1,383,562)	(1,260,472)

	#	#	#	#	#

Weighted average number of common shares outstanding	54,877,238	26,420,165	25,268,388	9,128,866	8,762,781

	$	$	$	$	$

Basic and diluted loss per share	(0.10)	(0.09)	(0.14)	(0.15)	(0.14)

Common shares that could potentially dilute basic earnings per share in the future, but were not included in the computation of dilutive earnings per share for the nine-month periods ended September 30, 2005, because to do so would be anti-dilutive, amounted to 19,312,839 (unaudited) (December 31, 2004 - 19,939,582; December 31, 2003 - 8,142,701; December 31, 2002 - 1,409,708).

ViRexx Medical Corp.
(a development stage company)
Notes to Consolidated Financial Statements
Nine-month period ended September 30, 2005 (unaudited) and
years ended December 31, 2004 and 2003

(expressed in Canadian dollars)

14	Supplementary cash flow information

	Nine-month periods ended September 30,		Years ended December 31,

	2005 $ (Unaudited)	2004 $ (Unaudited)	2004 $	2003 $	2002 $

Net change in non-cash working capital items
Other current assets	18,527	(36,090)	42,471	(13,460)	(37,437)
Goods and services tax recoverable	49,917	34,784	(17,422)	(27,784)	16,685
Investment tax credits recoverable	-	-	447,013	(79,659)	(17,744)
Prepaid expenses and deposits	185,794	(54,144)	(337,114)	1,756	(6,383)
Income taxes recoverable	-	-	-	8,436	(8,436)
Accounts payable and accrued liabilities	(144,987)	(1,043,643)	(481,052)	587,370	56,902
Income taxes payable	-	-	-	-	(642)

	90,724	(1,063,003)	(388,575)	490,119	40,382

	Nine-month periods ended September 30,		Years ended December 31,

	2005 $ (Unaudited)	2004 $ (Unaudited)	2004 $	2003 $	2002 $

Income taxes paid	-	-	-	-	-

Interest paid	47,359	3,667	3,667	-	-

Interest received	169,729	76,382	127,728	7,497	-

ViRexx Medical Corp.
(a development stage company)
Notes to Consolidated Financial Statements
Nine-month period ended September 30, 2005 (unaudited) and
years ended December 31, 2004 and 2003

(expressed in Canadian dollars)

15	Financial instruments

Financial instruments of the Company consist of cash and cash equivalents, restricted cash, goods and services tax recoverable and accounts payable and accrued liabilities. The fair value of these instruments approximates their carrying amount due to their immediate or short-term maturity. The fair value of the liability for convertible debentures is considered to approximate their carrying amount because of the Company’s right to redeem the debentures at the carrying amount.

Credit risk

Financial instruments that potentially expose the Company to significant concentrations of credit risk consist principally of cash and cash equivalents. The Company has investment policies to mitigate against the deterioration of principal, to enhance the Company’s ability to meet its liquidity needs and to optimize yields within those parameters. Cash and equivalents are on deposit with a Canadian chartered bank.

Interest rate risk

The Company is exposed to interest rate risk arising from fluctuations in interest rates on its cash and cash equivalents as defined in note 2. The Company does not use derivative instruments to reduce its exposure to interest rate risk.

Currency risk

The Company operates primarily within Canada and, therefore, is not exposed to significant foreign currency risk. The Company has not entered into foreign exchange derivative contracts.

ViRexx Medical Corp.
(a development stage company)
Notes to Consolidated Financial Statements
Nine-month period ended September 30, 2005 (unaudited) and
years ended December 31, 2004 and 2003

(expressed in Canadian dollars)

16	United States Accounting principles

The financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). These principles differ, as they affect the Company, for the nine-month periods ended September 30, 2005 and the years ended December 31, 2004, 2003 and 2002 in the following material respects from U.S. generally accepted accounting principles (“U.S. GAAP”).

Consolidated balance sheets - U.S. GAAP

	September 30, 2005 $ (Unaudited)	December 31, 2004 $	December 31, 2003 $

Assets
Current assets	8,818,721	10,618,561	3,306,383
Property and equipment	561,869	533,202	173,800

Total assets	9,380,590	11,151,763	3,480,183

	$	$	$

Liabilities
Current liabilities	599,818	744,805	1,131,154
Other long-term liabilities	-	-	35,341
Convertible debentures	257,120	1,096,224	539,483

Total liabilities	856,938	1,841,029	1,705,978

Shareholders’ equity
Common stock	45,815,642	41,754,983	5,603,667
Contributed surplus	4,937,684	3,663,415	1,061,433
Deficit accumulated during development stage	(42,229,674)	(36,107,664)	(4,890,895)

Total shareholders’ equity	8,523,652	9,310,734	1,774,205

Total liabilities and shareholders’ equity	9,380,590	11,151,763	3,480,183

ViRexx Medical Corp.
(a development stage company)
Notes to Consolidated Financial Statements
Nine-month period ended September 30, 2005 (unaudited) and
years ended December 31, 2004 and 2003

(expressed in Canadian dollars)

Consolidated and statements of operations - U.S. GAAP

	Nine-month period ended September 30,	Years ended December 31,

	2005 $	2004 $	2003 $	2002 $

Net loss in accordance with Canadian GAAP	(5,716,701)	(3,657,760)	(1,383,562)	(1,260,472)
Adjustments to reconcile to U.S. GAAP
Acquired intellectual property rights	-	(34,311,040)	(74,824)	(94,633)
Acquired intellectual rights amortization	1,995,043	2,084	2,083	2,081
Future income taxes	(1,941,690)	6,749,947	-	-
Stock-based compensation	-	-	(734,773)	(36,510)

Net loss and comprehensive loss in accordance with U.S. GAAP	(5,663,348)	(31,216,769)	(2,191,076)	(1,389,534)

	$	$	$	$

Net loss per share of common stock - basic and diluted	(0.10)	(1.24)	(0.24)	(0.16)

	#	#	#	#

Weighted-average number of shares of common stock outstanding - basic and diluted	54,877,238	25,268,388	9,128,866	8,762,781

The significant differences in accounting principles as they pertain to the accompanying consolidated financial statements are as follows:

Acquired intellectual property rights

Canadian GAAP requires the capitalization and amortization of the costs of acquired technology. Under U.S. GAAP, the cost of acquiring technology is charged to expense as in-process research and development (“IPRD”) when incurred if the feasibility of such technology has not been established and no future alternative use exists. This difference increases the loss from operations under U.S. GAAP in the year the IPRD is acquired and reduces the loss under U.S. GAAP in subsequent periods because there is no amortization charge.

ViRexx Medical Corp.
(a development stage company)
Notes to Consolidated Financial Statements
Nine-month period ended September 30, 2005 (unaudited) and
years ended December 31, 2004 and 2003

(expressed in Canadian dollars)

Under Canadian GAAP, a future tax liability is also recorded upon acquisition of the technology to reflect the tax effect of the difference between the carrying amount of the technology in the financial statements and the tax basis of these assets. As the intellectual property is amortized, the future tax liability is also reduced to reflect the change in this temporary difference between the tax and accounting values of the assets. Under U.S. GAAP, because the technology is expensed immediately as IPRD, there is no difference between the tax basis and the financial statement carrying value of the assets and therefore no future tax liability exists.

Under U.S. GAAP, the acquired intellectual property is considered IPRD in accordance with FAS 2 - “Accounting for Research and Development Costs” (“FAS 2”). Given the Company’s development and patent strategy surrounding the compounds, the acquired intellectual property does not meet the criteria for alternative use as outlined in FAS 2. As a result, the amounts were expensed as IPRD.

Convertible debentures

Under Canadian GAAP, the proceeds from the issue of convertible notes and warrants are split into their relative component parts: debt; the option to convert the debt; and, the detachable warrants. Under U.S. GAAP, these instruments are split between the debt and detachable warrant components.

Under Canadian GAAP, $22,990 of the Canadian dollar convertible debentures are presented as equity at September 30, 2005 (unaudited). Under U.S. GAAP, all of the Canadian dollar convertible debentures are recorded as a liability. Accordingly, the debt and equity portion of the Canadian dollar convertible debentures in the amount of $257,120 at September 30, 2005 (unaudited) (December 31, 2004 - $594,009; December 31, 2003 - $539,483) is shown as a liability under U.S. GAAP.

Stock-based compensation

Effective January 1, 2004, for Canadian GAAP purposes, the Company adopted the fair value based method of accounting for employee stock options granted on or after January 1, 2002, retroactively without restatement as allowed under the transitional provisions of CICA Handbook Section 3870. As a result, the opening balances of the deficit and contributed surplus were increased by $734,773 at January 1, 2004. During 2004, the Company recorded stock compensation expense of $380,577 in the consolidated statement of operations.

For U.S. GAAP, the Company has applied FAS 123 as of January 1, 2004 using the retroactive restatement transition provisions of SFAS No. 123, which requires the restatement of all periods presented for options granted, modified or settled in fiscal years beginning after December 15, 1994.

ViRexx Medical Corp.
(a development stage company)
Notes to Consolidated Financial Statements
Nine-month period ended September 30, 2005 (unaudited) and
years ended December 31, 2004 and 2003

(expressed in Canadian dollars)

Comprehensive income

Under U.S. GAAP, SFAS No. 130 requires that companies report comprehensive income as a measure of overall performance. Comprehensive income includes all changes in equity during a period except those resulting from investments by owners and distributions to owners. There is no concept similar to comprehensive income under current Canadian GAAP.

Current accounting pronouncements

In December 2004, the FASB issued Statement of No. 123R (“FAS123R”), Share-Based Payment (which supercedes Statements No. 123 and 95) that addresses the accounting for share-based payment transactions in which an enterprise receives employee services in exchange for (a) equity instruments of the enterprise, or (b) liabilities that are based on the fair value of the enterprise’s equity instruments or that may be settled by the issuance of such equity instruments. The new standard eliminates the ability to account for share-based compensation transactions using APB Opinion No. 25, Accounting for Stock Issued to Employees, and instead requires that such transactions be accounted for suing a fair value based method. The new standard is effective for annual periods beginning after June 15, 2005, meaning that an entity must apply the guidance to all employee awards of share-based payment granted, modified, or settled in any annual period beginning after June 15, 2005. The cumulative effect of initially applying this standard, if any, must be recognized as of the required effective date. The Company adopted FAS 123 as of January 1, 2004 and, as disclosed in note 3, the Company adopted Section 3870 of the CICA Handbook on the same date. The Company is currently assessing the impact of FAS123R.

In April 2005, the Canadian Accounting Standards Board (“AcSB”) issued new accounting standards for the recognition, measurement and disclosure of financial instruments, hedges and comprehensive income. The new requirements are all to be applied at the same time and are effective for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006. Earlier adoption is permitted commencing as of the beginning of a fiscal year ending on or after December 31, 2004. The Company is currently assessing the impact of these new standards.