Form 20-F/A
period 2005-09-30
VIREXX MEDICAL CORP
filed 2005-12-16
CIK 1275011

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

☐   Yes  ☒ No

Indicate by check mark which financial statement item the registrant has elected to follow

☐   Item 17  ☒ Item 18

Table Of Contents

FORWARD LOOKING INFORMATION		5

PART I		6

Item 1.	Identity of Directors, Senior Management and Advisors	6

Item 2.	Offer Statistics and Expected Timetable	7

Item 3.	Key Information	7
A.	Selected financial data	7
B.	Capitalization and indebtedness	9
C.	Reasons for the offer and use of proceeds	11
D.	Risk factors	12

Item 4.	Information on ViRexx	26
A.	History and Development of ViRexx	26
B.	Business	27
C.	Organizational structure	49
D.	Property and equipment	49

Item 5.	Operating and Financial Review and Prospects	50
A.	Operating results	51
B.	Liquidity and capital resources	58
C.	Research and development, patents and licenses, etc.	62
D.	Trend information	63
E.	Off-Balance Sheet Arrangements	63
F.	Tabular Disclosure of Contractual Obligations	63
G.	Safe Harbour	63

Item 6.	Directors, Senior Management and Employees	64
A.	Directors and senior management	64
B.	Compensation	72
C.	Board practices	74
D.	Employees	77
E.	Share ownership	77

Item 7.	Major Shareholders and Related Party Transactions	80
A.	Major shareholders	80
B.	Related party transactions	80
C.	Interests of experts and counsel	80

Item 8.	Financial Information	81
A.	Consolidated Statements and Other Financial Information	81
B.	Significant Changes	81

Item 9.	The Offer and Listing	81
A.	Offer and listing details	81
B.	Stock Option Pricing	85
C.	Pension and Retirement Plans and Payments made upon Termination of Employment	85
D.	Plan of Distribution	85
E.	Markets	85
F.	Selling Shareholders	86
G.	Dilution	86
H.	Expenses of the issue	86

Item 10.	Additional Information	86
A.	Share capital	86
B.	Memorandum and articles of association	88
C.	Material contracts	92
D.	Exchange controls	98
E.	Taxation	99
F.	Dividends and paying agents	103
G.	Statement by experts	104
H.	Documents on display	104
I.	Subsidiary Information	104

Item 11.	Quantitative and Qualitative Disclosures About Market Risk	104

Item 12.	Description of Securities Other than Equity Securities	104

PART II		105

Item 13.	Defaults, Dividend Arrearages and Delinquencies	105

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds	105

Item 15.	[Reserved]	105

Item 16.	[Reserved]	105

Item 16A - Audit Committee Financial Expert		105

Item 16B - Code of Ethics		105

Item 16C - Principal Accountant Fees and Services		105

Item 16D - Exemption from the Listing Standards for Audit Committees		105

Item 16E - Purchases of Equity Securities by the Issuer and Affiliated Purchasers		106

PART III		107

Item 17.	Financial Statements	107

Item 18.	Financial Statements	107

Item 19.	Exhibits	107

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

PART I

In this Form 20-F, except where otherwise indicated, all references to the “Corporation,”  “we,”  “our” and “ViRexx” refer to ViRexx Medical Corp., its subsidiaries, and where the context requires, its predecessors. References to “dollars” as “CDN$” or “$” are to Canadian dollars and references to “US$” are to United States dollars.

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

Warrants

As at September 30, 2005, we had 12,935,519 warrants outstanding at a weighted average price of $1.10. The expiry date of outstanding warrants range from October 14, 2005 to September 9, 2007. A summary of transactions during the period is outlined below:

	Warrants	Weighted exercise price
	#	$
Balance - December 31, 2004	12,543,095	1.06
Granted	2,459,299	1.20
Exercised	(2,066,875)	0.85
Balance - September 30, 2005	12,935,519	1.10

Convertible Debentures

	September 30, 2005	December 31, 2004
	$	$
United States dollar convertible debentures	—	502,215
Canadian dollar convertible debentures	175,000	450,000
Accrued interest	82,120	144,009
Equity component	(22,990)	(59,118)
Balance	234,130	1,037,106

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

Canadian dollar convertible debenture

On September 20, 2002, we issued convertible debentures in the amount of $685,000 bearing interest at 12% per annum, accrued monthly, payable September 20, 2005. A specific charge and secured interest against T-ACT™’ Technology patent was pledged as collateral for the debenture. The convertible debentures were accounted for in accordance with their substance and presented in the financial statements in their component parts, measured at their respective fair values at the time of issue. The debt component was calculated as the present value of the required interest and principal payments discounted at a rate approximating the interest rate that would have been applicable to non-convertible debt at the time the debentures were issued. The difference between the debt component and the face value of the debentures, representing the value of the conversion feature and options, was classified as equity.

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

RISK RELATED TO OUR FINANCIAL CONDITION

WE MUST RAISE MONEY FROM INVESTORS TO FUND OUR OPERATIONS. IF WE ARE UNABLE TO FUND OUR OPERATIONS, WE WILL CEASE DOING BUSINESS.

As at September 30, 2005, we had cash reserves, consisting of cash and cash equivalents, of approximately $8,319,266. In 2004, we incurred a net loss of $3,657,760, and in 2003 we incurred a net loss of $1,383,562. In the first nine months of 2005 we incurred a net loss of $5,716,701. We have just completed a Private Placement of $4,000,000 (CAD)

Without additional funding, we will have inadequate funds to continue our existing corporate, administrative, and operational functions beyond the second quarter of 2006. We anticipate raising another $15,000,000 to the end of the second quarter of 2006. We also have commitments under our University of Alberta license agreement to make milestone payments of $250,000 when we enter Phase III clinical trials on each of the product candidates derived from the intellectual property licensed under that Agreement. We anticipate that we will need to raise approximately another $12,000,000 between the fourth quarter of 2006 and the second quarter of 2007 to bring us forward to our first commercial income stream beginning in the third quarter of 2008. The average monthly amount of cash that we are using, and expect to use over the next 12-18 months for all of our operations, is approximately $800,000. For a further discussion of our liquidity and capital resources, you should also refer to Item 5: "Operating and Financial Review and Prospects" in this registration statement. We expect to continue to seek additional sources of funding to finance operations into the future, through public or private equity or debt financings, collaborative arrangements with pharmaceutical companies and/or from other sources. We cannot assure you that additional financing will be available or, even if it is available, that it will be available on terms acceptable to us.

WE HAVE NOT DERIVED ANY REVENUE TO DATE FROM THE COMMERCIAL SALE OF PRODUCT CANDIDATES, HAVE NEVER HAD ANY REVENUES FROM COMMERCIAL SALES AND HAVE RELIED ON EQUITY AND DEBT FINANCINGS TO SUPPORT OUR OPERATIONS.

We have not derived any revenue to date from the commercial sale of product candidates and have no product candidates for sale. Our future profitability will depend upon our ability to bring product candidates to market in a timely manner, obtain regulatory approvals and enter into suitable licensing or partnering arrangements to commercialize our product candidates. We have relied solely on equity and debt financing and government grants to support our operations. We have not commercially introduced any product candidates and the product candidates are in varying stages of development and testing. Our ability to sell an approved commercial product will depend upon it’s ability to develop products that are safe, effective and commercially viable, to obtain regulatory approval for the manufacture and sales of its product candidates and to license or otherwise market its product candidates successfully. We may never commercialize sales of an approved product and will have relied on equity and debt financings to support ongoing operations.

WE HAVE A HISTORY OF OPERATING LOSSES AND WE EXPECT TO INCUR FUTURE LOSSES. IF WE ARE UNABLE TO ACHIEVE SIGNIFICANT REVENUES IN THE FUTURE, WE WILL CEASE DOING BUSINESS.

Since our inception, we have incurred significant losses each year. Our accumulated deficit at September 30, 2005 since inception is $14,425,782. We expect to incur significant operating losses as we continue our product candidate research and development and continue our clinical trials. We will need to generate significant revenues in order to achieve and maintain profitability. Our ability to generate revenue in the future is dependent, in large part, on completing product development, obtaining regulatory approvals, and commercializing, or entering into agreements with third parties to commercialize, our product candidates. We cannot assure you that we will ever successfully commercialize or achieve revenues from sales of our therapeutic product candidates if they are successfully developed or that we will ever achieve or maintain profitability. Even if we do achieve profitability, we may not be able to sustain or increase profitability.

Until we receive regulatory approval for sales of product candidates incorporating our licensed and/or patented technologies, we cannot sell our product candidates and will not have revenues from sales. The research, development, production, and marketing of new products require the application of considerable technical and financial resources. However, any revenues generated from such product candidates, assuming they are successfully developed, marketed, and sold, may not be realized for a number of years.

RISKS RELATED TO OUR BUSINESS AND INDUSTRY

WE ARE IN THE EARLY STAGES OF PRODUCT CANDIDATE DEVELOPMENT. OUR PRODUCT CANDIDATES MAY NOT BE EFFECTIVE AT A LEVEL SUFFICIENT TO SUPPORT A PROFITABLE BUSINESS VENTURE. IF THEY ARE NOT, WE WILL BE UNABLE TO CREATE MARKETABLE PRODUCT CANDIDATES AND WE WILL HAVE TO CEASE OPERATIONS.

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

In addition, it takes a significant period of time for new vaccines and therapeutic drugs to be developed, to obtain the necessary regulatory approvals to permit sales, to establish appropriate distribution channels and market acceptance, and to obtain insurer reimbursement approval. This time period is generally not less than 10 years. None of our therapeutic product candidates has been commercialized and completion of the commercialization process for any of our product candidates will require significant investments of time and funds. We cannot predict either the total amount of funds that will be required, or assure you that we will be successful in obtaining the necessary funds. It is also not possible for us to predict the time required to complete the regulatory process or if there will be sufficient market demand at such time. If any of our product candidates are approved, we cannot give assurances that it will be possible to produce them in commercial quantities at reasonable cost, successfully market them, or whether any investment made by us in the commercialization of any product candidates would be recovered through sales, license fees, or related royalties. Furthermore, the time it takes for product candidates to reach market acceptance exposes us to significant additional risks, including the development of competing products, loss of investor interest, changing market needs, changes in personnel, and regulatory changes.

Since the process of discovering and developing cancer therapies and therapic hepatitis B and hepatitis C vaccines is our core business, we anticipate that we will remain engaged in research and development for the foreseeable future. As one or two product candidates advance to commercialization, we expect that other potential products will replace them as research and development candidates. We estimate that OvaRex® MAb is a minimum of two years away from approval and commercialization and Occlusin™’ Injection is a minimum of fours years away from approval and commercialization, HepaVaxx is a minimum of 6 years away from approval and commercialization, although these processes could take much longer.

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

Pursuant to the terms of the licenses and any agreements we may enter into in the future, we are and could be obligated to exercise diligence in bringing potential products to market and to make license payments and certain potential milestone payments that, in some instances, could be substantial. We are obligated and may in the future be obligated, to make royalty payments on the sales, if any, of product candidates resulting from licensed technology and, in some instances, may be responsible for the costs of filing and prosecuting patent applications. Because we require additional funding, we may not be able to make payments under current or future license agreements, which may result in our breaching the terms of any such license agreements. Any breach or termination of any license could have a material adverse effect on our business, financial condition, and results of operations.

OUR FAILURE TO PROTECT OUR INTELLECTUAL PROPERTY OR OUR INFRINGEMENT ON THE PROPERTY RIGHTS OF OTHERS MAY IMPEDE OUR ABILITY TO OPERATE FREELY

We rely significantly upon proprietary technology and protect our intellectual property through patents, copyrights, trademarks and contractual agreements as appropriate. We own or exclusively license 6 issued U.S. patents having expiration dates ranging from 2016 to 2021. As we develop our product candidates, we may discover more about it which will require additional patent prosecution. Thus, we continually evaluate our technology to determine whether to make further patent filings.

To the extent aspects of our technology may be unpatentable, we may decide to maintain such technology as trade secrets or we may protect such unpatented technology by contractual agreements. Our unpatented technology or similar technology could be independently developed by others. In addition, the contractual agreements by which we protect our unpatented technology and trade secrets may be breached. If technology similar to ours is independently developed or our contractual agreements are breached, our technology will be less valuable and our business will be harmed.

There is always a risk that issued patents may be subsequently invalidated, either in whole or in part, and this could diminish or extinguish our patent protection for key elements of our technology. We are not involved in any such litigation or proceedings, nor are we aware of any basis for such litigation or proceedings. We cannot be certain as to the scope of patent protection, if any, which may be granted on our patent applications.

Our potential products or business activities could be determined to infringe intellectual property rights of third parties despite our issued patents. Any claims against us or any purchaser or user of our potential products asserting that such product or process infringes intellectual property rights of third parties, if determined adversely to us, could have a material effect on our business, financial condition or future operations. Any asserted claims of infringement, with or without merit, could be time consuming, result in costly litigation, divert the efforts of our technical and management personnel, or require us to enter into royalty or licensing agreements, any of which could materially adversely affect our operating results. Such royalty or licensing agreements, if required, may not be available on terms acceptable to us, if at all. In the event a claim is successful against us and we cannot obtain a license to the relevant technology on acceptable terms, license a substitute technology or redesign our potential products to avoid infringement, our business, financial condition and operating results would be materially adversely affected.

OUR BUSINESS IS SUBJECT TO SIGNIFICANT GOVERNMENT REGULATION AND FAILURE TO ACHIEVE REGULATORY APPROVAL OF OUR DRUG CANDIDATES WOULD SEVERELY HARM OUR BUSINESS.

The FDA regulates the development, testing, manufacture, record-keeping, labeling, distribution, and promotion of pharmaceutical products in the United States pursuant to the Food, Drug, and Cosmetic Act and related regulations. We must receive premarket approval by the FDA prior to commercial sale in the U.S. of any of our product candidates. Similar regulations are enforced by Health Canada and by other regulatory agencies in each jurisdiction in which we seek to do business. The regulatory review process is lengthy and expensive, and the outcome of the approval process is uncertain. Before receiving approval we must acquire and submit extensive preclinical and clinical data and supporting information for each indication to establish the safety and efficacy of our drug candidates. In addition, we must show that we can produce our drug candidates consistently at quality levels suitable for administration in humans in accordance with a complex set of regulations known as current Good Manufacturing Practices (cGMP’s). Premarket approval is a lengthy and expensive process and takes several years. Future legislation or changes in FDA policy may change during the period of potential product development and clinical trials. We may not be able to obtain FDA approval or approval from other regulatory agencies for any commercial sale of any drug candidate. We may encounter delays or rejections in the regulatory approval process at any time. Even if approval is obtained, the FDA may determine that additional clinical trials are required after marketing has begun. Except for any potential licensing or marketing arrangements with other pharmaceutical or biotechnology companies, we will not generate any revenues in connection with our drug candidates unless and until we obtain clearance from the FDA, Health Canada or comparable agencies in each market to commercialize our product candidates. Given the uncertainty, extensive time, and financial expenditures involved in moving a drug through the regulatory and clinical trial process in Europe, Canada, the United States, and elsewhere, we may never be able to successfully develop safe, commercially viable products. If we are unable to do so, we may have to cease operations.

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

There are multiple risk factors associated with conducting clinical trials of our investigational drug and device product candidates. There may be unforeseen delays in identifying and reaching agreement on acceptable terms with institutional review boards of clinical trial providers with respect to proposed clinic study protocols. There may also be delays in reaching satisfactory financial agreements with prospective clinical trial sites and the investigators themselves.

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

A prime risk factor of clinical trials is that the study outcome may reveal that the product candidate does not demonstrate the anticipated level of effectiveness in the target patient population, which will affect the approvability of the potential product by regulatory agencies. Similarly, clinical trials may show that an investigational product causes adverse events in the patients that are unacceptable in nature or frequency in the intended patient population to be treated with the drug.

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

WE ARE DEPENDENT ON STRATEGIC PARTNERS AS PART OF OUR PRODUCT CANDIDATE DEVELOPMENT STRATEGY, AND WE WOULD BE NEGATIVELY AFFECTED IF WE ARE NOT ABLE TO INITIATE OR MAINTAIN THOSE RELATIONSHIPS.

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

Should any partner fail to develop or commercialize successfully any product candidates to which it has rights, our business, financial condition, and results of operations may be adversely affected. The failure of any collaborative partner to continue funding any particular program, for any reason, could delay or halt the development or commercialization of any potential product arising out of a particular program. In addition, we cannot assure you that any of our future partners would not pursue alternative technologies or develop alternative product candidates either on their own or in collaboration with others, including our competitors, as a means for developing treatments for the diseases targeted by our programs.

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

WE RELY ON OUR STRATEGIC RELATIONSHIP WITH UNITED THERAPEUTICS

In April 2002, our subsidiary, AltaRex, entered into an Exclusive License Agreement with United Therapeutics Corporation (“United Therapeutics”) for the development and commercialization of OvaRex® MAb and four other monoclonal antibodies worldwide, with the major exception of the member nations of the European Union and certain other countries. In August of 2003, the Exclusive License Agreement was extended to include Germany. Under the Exclusive License Agreement, United Therapeutics is responsible for the development of our intellectual property with respect to the five antibodies, including the commercialization of the five antibodies in the licensed territory. In particular, United Therapeutics has agreed to pay us certain amounts based upon the achievement of specified milestones together with royalties based upon sales of potential products utilizing or incorporating the licensed technology sold in the licensed territory. If United Therapeutics does not devote the resources necessary or does not advance the clinical development of the potential products, particularly OvaRex® MAb, we will be materially adversely affected.

WE RELY ON COLLABORATIVE ARRANGEMENTS FOR MANUFACTURING OUR CLINICAL TRIAL MATERIAL AND PRODUCT CANDIDATES

We are reliant upon United Therapeutics for all manufacturing responsibilities. We can make no assurance that delays will not be encountered in the remaining product candidate development and manufacturing activities required for regulatory filings for OvaRex® MAb, or that United Therapeutics’ manufacturing decisions would be appropriate for ViRexx and its other collaborators. Also, if long-term arrangements for the production of OvaRex® MAb and other antibodies cannot be entered into, we may experience delays in the development and commercialization of its product candidates. In addition, if these contract suppliers fail to perform under the terms of the agreement, we may incur significant costs.

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

Even if regulatory approval to market a pharmaceutical product candidate is obtained from FDA, Health Canada or EMEA, the company may have to expend substantial time and resources to obtain similar regulatory approval to sell the product candidate in other regulatory jurisdictions. This could limit the market opportunity for the product candidate until regulatory approval is obtained in the other markets and this would adversely affect the operating results of the company.

EVEN IF OUR PRODUCT CANDIDATES RECEIVE ALL OF THE REQUIRED REGULATORY APPROVALS, WE HAVE NO GUARANTEE OF MARKET ACCEPTANCE OR COMMERCIALIZATION OF THE RESULTING PRODUCT CANDIDATES, WHICH WILL BE DETERMINED BY OUR SALES, MARKETING, AND DISTRIBUTION CAPABILITIES AND THE POSITIONING AND COMPETITIVENESS OF OUR PRODUCT CANDIDATES, COMPARED WITH ANY ALTERNATIVES.

Even if our product candidates receive all necessary regulatory approvals and clearances, they may not gain market acceptance among physicians, patients, healthcare payors, and the medical community. The degree of market acceptance of any product candidate that we may develop will depend on a number of factors, including marketing and distribution support for the product candidates, establishment and demonstration of the cost-effectiveness of the product candidates, and the potential advantage of our product candidates over any alternatives. Even after successful commercialization of one or more product candidates, we may never achieve profitability. We currently do not have any sales, marketing, or distribution capabilities, and therefore must either acquire or internally develop sales, marketing, and distribution capabilities or make arrangements with third parties to perform these services.

If our product candidates demonstrate sufficient clinical benefit to obtain regulatory approval for marketing, we intend to seek third parties as partners to market, sell, and distribute such product candidates. These distribution partners may not promote our product candidates as aggressively as we would like, may not be successful in their sales and distribution efforts, may experience financial difficulty or lack the marketing or financial ability to adequately market our product candidates, or may fail to promote our product candidates altogether. Third party marketers may be involved in the sale of competing products and fail to market our product candidates due to this conflict. In addition, if the profit margins on our product candidate do not favourably compare with other products being marketed by a third party marketer, our product candidates may not be promoted as readily. As in the case of any contractual relationship if either party defaults under the marketing agreement, sales of our product candidates may suffer. If we terminate a marketer of our product candidates, we may not be able to find an immediate replacement. Any of these events would have a material adverse effect on our business, financial condition, and results of operations. These events may also lead us to try to establish our own marketing and sales force. The acquisition or development of a sales and distribution infrastructure would require substantial resources, which may divert the attention of our management and key personnel, and have a negative impact on our potential product development efforts. Moreover, we may not be able to establish in-house sales and distribution capabilities or relationships with third parties.

If successfully developed, our product candidates will compete with a number of drugs and therapies currently manufactured and marketed by major pharmaceutical and other biotechnology companies. These product candidates may also compete with new products currently under development by other pharmaceutical and biotechnology companies, and with products which may cost less than our product candidates or may be more effective than our product candidates. If our product candidates do not achieve significant market acceptance, our business, financial condition, and results of operations will be materially adversely affected.

REIMBURSEMENT PROCEDURES AND FUTURE HEALTHCARE REFORM MEASURES ARE UNCERTAIN AND MAY ADVERSELY IMPACT OUR ABILITY TO SUCCESSFULLY SELL OR LICENSE ANY PHARMACEUTICAL PRODUCT CANDIDATE.

If any of our potential products is approved for commercialization by national regulatory authorities, the extent of sales will depend upon the availability of reimbursement from third-party payors such as Medicare in the United States and similar government health administration authorities in other countries, as well as private health insurers and other organizations. Our ability to successfully sell or license any pharmaceutical product candidate will depend in part on the extent to which government health administration authorities, private health insurers and other organizations will reimburse patients or providers for the costs of any future pharmaceutical product candidates and related treatments. Each jurisdiction has its own regulatory scheme. Significant variation exists as to the reimbursement status of newly approved healthcare products, and we cannot assure you that adequate third party coverage will be available to establish price levels sufficient for us to realize an appropriate return on our investment in developing new product candidates or for existing product candidates. Increasingly, government and other third-party payors are attempting to contain health care costs by limiting both coverage and the level of reimbursement for new therapeutic product candidates. Reimbursement levels may be related to issues of cost-effectiveness, which are evaluated differently in different jurisdictions. Inadequate coverage or reimbursement could adversely affect market acceptance of our product candidates. Recently, the prices of medical products and services have been examined and challenged by third parties and consumers of such products and services. Successful challenges or government reform in this area could negatively affect our profitability.

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

The sale and use of human therapeutic products, including those product candidates we are developing, involve an inherent risk of product liability claims and adverse publicity. Clinical studies include trials on humans. These studies create a risk of liability for side effects to participants resulting from an adverse reaction to the medications being tested or resulting from negligence or misconduct. While we currently maintain limited insurance related to our ongoing clinical trials, we cannot assure you that this insurance will continue to be available to us on commercially reasonable terms. Any claims might also exceed the amounts of this coverage. If we are unable to obtain our insurance at reasonable rates or otherwise protect ourselves against potential liability proceedings, we may be required to slow down any future development of product candidates or may even be prevented from developing the product candidates at all. Our obligation to pay indemnities or withdraw a product candidate from clinical trials following complaints could have a material adverse effect on our business, financial condition, and results of operations. Claims against us, regardless of their merit or potential outcome, may also result in severe public relations problems that could seriously damage our reputation and business viability.

In addition, certain drug retailers require minimum product liability insurance coverage as a condition of purchasing or accepting products for retail distribution. If any of our product candidates are successfully developed and approved for commercial sale, it is our intention to obtain adequate product liability insurance before the product candidates are marketed. Failure to satisfy these insurance requirements could impede our ability or that of any potential distributors of our product candidates to achieve broad retail distribution of these product candidates, which would have a material adverse effect on our business, financial condition, and results of operations.

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

IT IS POSSIBLE THAT OUR AIT™, CHIMIGEN™AND T-ACT™TECHNOLOGIES HAVE ADVERSE SIDE EFFECTS OR CAUSE UNDESIRABLE REACTIONS ALTHOUGH WE ARE NOT AWARE OF ANY AT PRESENT.

AIT™ platform

The AIT™ platform is based on the delivery of small amounts of a murine monoclonal antibody to patients with cancer. There is a risk that a patient may develop a human anti-mouse antibody (HAMA) response that could potentially induce an anaphylactic event upon further exposure to a murine antibody. This risk is tempered by preliminary studies with OvaRex® MAb in ovarian cancer patients suggesting that development of a strong HAMA response positively correlated with disease prognosis. (Expert Rev. Vaccines. 2002. 1:35-48.)

Chimigen™ platform

Since the Chimigen™ molecule incorporates a portion of a murine antibody, it is possible that patients receiving a Chimigen™ vaccine could develop an anaphylactic adverse event similar to that discussed for the AIT™ platform above. In addition, a Chimigen™ vaccine is designed to induce both humoral and cellular immunities against the viral antigen epitope(s) contained in the vaccine. This immunity can lead to the death of cells infected with the target virus. Patients chronically infected with hepatitis B or C could suffer adverse events associated with the destruction of liver cells following immunization with a Chimigen™ vaccine such as HepaVaxx B or HepaVaxx C. This may be most important in patients that have impaired liver function prior to vaccination and could impact who is eligible to receive a Chimigen™-based therapy.

T-ACT™ platform

T-ACT™ technology is based on the induction of a specific platelet clot at a desired location. A potential risk of this technology is that a clot may break-up and localize at other locations in the body. Another potential risk is that injected material will reach systemic circulation through AV shunts in the target vasculature. This latter risk is mitigated by image analysis using technetium-labeled MAA particle to detect the presence of AV shunts.

All of these risks will be continuously monitored during the conduct of all phases of the clinical trials and should any serious adverse event occur, this event will be reported to the appropriate regulatory agencies for immediate action.

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

ViRexx is an Edmonton, Alberta based biotechnology company focused on the development of novel therapeutic product candidates for the treatment of certain cancers and chronic viral infections. Our most advanced programs include drug candidates for the treatment of ovarian cancer, chronic Hepatitis B & C and solid tumours. We have three technology platforms: the antibody-based immunotherapy (“AIT”), Chimigen™ and the T-ACT™platforms. The AIT™and Chimigen™ platforms are designed to stimulate the immune system to recognize and remove certain cancers and chronic viruses.

The lead product candidate from the AIT™ platform is OvaRex® MAb. OvaRex® MAb is currently the subject of a pivotal Phase III clinical trial in more than 60 sites in the United States. AltaRex, a wholly owned subsidiary of ViRexx (the “Subsidiary” or “AltaRex”) has licensed to Unither Pharmaceuticals, Inc. (“Unither”), a subsidiary of United Therapeutics Corporation (NASDAQ: UTHR), exclusive rights for development and commercialization of OvaRex® MAb and four other monoclonal antibodies worldwide, with the exception of rights retained by the Subsidiary to countries in Europe1  and in the Middle East and certain other countries. The Subsidiary has established strategic relationships with Dompé International S.A., Medison Pharma, Ltd. and Genesis Pharma S.A. for certain European and Middle-East Countries. Details on the agreement between ViRexx and Unither are as follows:

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

The agreement can be terminated due to a material breach by either party if such breach has not been cured within a 120 day period. Unither may terminate the agreement on a product by product basis, upon written notice to AltaRex and in consultation with AltaRex if (i) the safety of human subjects is at risk from such product candidate, (ii) the product candidate is not effective (iii) the product candidate cannot be affordably manufactured in compliance with Good Manufacturing Practices (“GMP”), (iv) if a third party is identified that has rights to intellectual property that would prevent commercialization of the product candidate, (v) the costs of developing the product candidate are prohibitive, (vi) the product candidate, through no fault of Unither does not achieve contemplated regulatory approval.

Upon termination, all rights and licenses to the Licensed Technology shall terminate and revert to AltaRex. Unither shall grant AltaRex a perpetual, royalty-free, irrevocable right to use (for any purpose) all data generated by Unither under the agreement.

_______________________

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

The lead product candidate from the Chimigen™ platform is HepaVaxx B, a therapeutic vaccine for the treatment of chronic hepatitis B. HepaVaxx B is anticipated to begin a Phase I clinical trial in the fourth quarter of 2005. HepaVaxx C is the second product candidate from the Chimigen™ platform and is targeted to treat patients chronically infected with hepatitis C.

The T-ACT™ platform is designed to cut off the blood supply to tumours, leading to tumour tissue starvation and tumour death. The lead product candidate of the T-ACT™ platform is Occlusin™ Injection, a treatment for uterine fibroids and tumours of the liver. A Phase I clinical trial is underway studying the effects of Occlusin™ Injection in liver cancer patients.

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

We expect to incur substantial research and development expenditures in 2005. This trend is expected to continue into future years as Occlusin™ product candidate development continues and HepaVaxx B and HCV vaccine move into clinical trials.

Product Candidate Pipeline

A summary of the development stage for each of the drug candidates is as follows:

Business Strategy

Our business strategy is to develop and commercialize therapeutic product candidates originating from our AIT™, Chimigen™ and T-ACT™ platform technologies in a timely and effective manner. We intend to realize value by focusing on commercializing proprietary, patent-protected and patent-pending product candidates through pharmaceutical company partnerships and alliances. In order to build value for strategic partnering, we will aggressively pursue regulatory approval of product candidates by conducting additional research and directing pre-clinical and Phase I and II clinical trials.

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

Our data suggests that a correlation exists between the extent of the immunogenic response against CA125 and progression-free and/or survival time of patients. The antibodies generated in response to the administration of OvaRex® MAb are directed against multiple epitopes (distinct submolecular regions) of the CA125 molecule, indicating a highly effective immune response to the product candidate. OvaRex® MAb recognizes only a single epitope on the cancer antigen and is capable of inducing a highly effective multi-epitopic response by the patient’s immune system.

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

HepaVaxx B consists of a recombinant chimeric molecule containing the elements of both a hepatitis B viral antigen and a murine antibody. The molecule is designed to target antigen presenting cells that play a dominant role in activating the body’s immune system. Validation of the uptake, processing and activation of the cells responsible for modulating the immune response was conducted by us using specialized assay systems. The selected Chimigen™ vaccine is expressed in insect cells which produce the desired potential product.

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

According to Hepatitis Central™, chronic HCV is predicted to become a major burden on the health care system over the next 10 to 20 years, as patients who are currently asymptomatic will progress to end-stage liver disease and cancer. The specific target population within this pool will be defined through the clinical development process. HepaVaxx C is currently in the pre-clinical stage of development.

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

In the Roche trial, researchers discovered that the most common side effects, depression and flu-like symptoms, were less frequently exhibited in the Pegasys and ribavirin group than in the group taking ribavirin alone. Depression occurred in 21% of those taking the combination therapy, compared with 30% in the ribavirin alone group, and 20% in the group taking Pegasys without ribavirin. (Source: Roche Press Release - May 22, 2001:http://www.natap.org/2002/Nov/111902-4.html.) However, the high cost (approximately U.S.$31,000 for a year’s supply) and the frequency of side effects with moderate efficacy make this therapy less than desirable. (Source: Fields Virology (2000) Volumes I and II (Fourth Edition))
_________________________

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

Our T-ACT™ platform is a novel and proprietary targeted tumour starvation technology. The platform consists of two complementary product candidate groups, OcclusinTM and Tactin, and is based on site-specific platelet-mediated thrombosis of solid tumour vasculature. The T-ACT™ technology platform has the potential to produce a wide range of product candidates that stop the flow of blood to solid tumours, both malignant (cancer) and non-malignant (benign). Blockage of tumour tissue vasculature by targeted thrombosis starves the tumour of oxygen and essential nutrients, resulting in tumour regression and ultimately in tumour tissue death.

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

We believe that the Occlusin™ product candidates are ideal for the treatment of uterine fibroids (benign tumour) and hepatocellular carcinoma (primary liver cancer).

Occlusin™ Product Candidates

Product Candidate Overview

Occlusin™ product candidates will be our lead product candidate for the treatment of uterine fibroids and liver cancer. Based on the T-ACT™ platform technology, the product candidates consist of solid biodegradable particles coated with a platelet-binding agent. These agents are delivered by catheter to the main vessels feeding the tumour.

Market Overview

The OcclusinTM product candidate market is a global market.

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

The Society of Interventional Radiology estimates the incidence of uterine fibroids of significant size at 20% to 40% of women 35 years of age and older and 20% (two million women) experience severe debilitating effects. Corresponding numbers of women relative population in the rest of the world are similarly afflicted. ViRexx will determine the target market for its Occlusion Injection product candidates by continued market analysis and through the clinical trial process.

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

According to GLOBOCAN 2002, the worldwide prevalence of primary liver cancer was estimated to be 626,162 cases and, of these, over 411,000 were located in China, 18,000 in North America and 38,000 in Europe. The number of patients who died worldwide from primary liver cancer in 2002 was estimated to be 600,000. ViRexx will determine the target market for its Occlusin Injection product candidate(s) by continued market analysis and through the clinical trial process.

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

Tactin Technology

Technology Overview

Tactin agents are systemically delivered (injected intravenously) and include a series of cancer targeting components against markers such as TAAs found on the surface of a number of cancers and their metastases including liver, breast, lung, prostate and head and neck. The Tactin agents are capable of localizing platelets at a predetermined site by (a) binding to tumour cells that display unique TAAs and (b) by subsequently capturing a separately administered thrombus formation component (“TFC”). We believe that our TFC, VWF, is an exceptional platelet binding and activating protein, that when fixed to the tumour by the cancer targeting component induces a thrombus only within the confines of the tumour vasculature. Thus, the Tactin product candidates utilize a tumour localized platelet collection and activation process through binding of a targeting agent to a tumour associated antigen, which subsequently leads to thrombus formation and limits the blood supply to the target area, and does this without inducing a generalized or systemic pro-thrombotic state.

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

Intangible Properties

We are a party to collaborative agreements with third parties relating to OvaRex® MAb and four other product candidates from the AIT™ platform. Please refer to “Risk Factors - The Corporation is dependent on the success of its strategic relationships with United Therapeutics and other third parties” for further details.

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

The patent position of pharmaceutical and biotechnology companies is uncertain and involves complex legal and financial questions for which, in some cases, important legal principles are largely unresolved. Patent offices vary in their policies regarding the breadth of biopharmaceutical patent claims that they allow. In addition, the coverage claimed in a patent application can be significantly reduced during prosecution before a patent is issued. We may not be granted patents of meaningful scope based on the applications we have filed and those we intend to file. We cannot assure you that our pending patent applications will result in patents being granted, that we will develop additional proprietary product candidates that are patentable, that patents that have already been granted to us will provide us with any competitive advantage or will not be challenged or invalidated by any third parties, or that patents of others will not have an adverse effect on our ability to do business. In addition, the laws of certain foreign countries do not protect intellectual property rights to the same extent as do the laws of Canada or the United States. We cannot assure you that others will not independently develop similar products or processes, duplicate any of our potential products or processes, or design around the potential products or processes we may patent.

Our Patent Policy

We pursue a policy of obtaining patent protection both in the U.S. and in selected foreign countries for subject matter considered patentable and important to our business. Our patent portfolio currently includes patents with respect to our unique approaches to immunotherapy, compositions of matter, their immunological utilities, broad claims to therapeutic methods, specific claims for use of these compositions to treat various disease states, and the pharmaceutical formulation of these compositions. We have also sought patent protection with respect to embolotherapy, related compounds, methods and strategies for therapy, routes of administration and pharmaceutical formulations. In addition, a portion of our proprietary position is based upon the use of technology and potential products we have licensed from others, including the master cell bank licensed from Biomira Inc. for OvaRex® MAb. The license agreement generally requires ViRexx to pay royalties upon commercialization of potential products covered by the licensed technology. We currently have exclusive licenses from the University of Alberta to 2 patent applications

Third Party Patents

Our commercial success also depends significantly on our ability to operate without infringing the patents and other proprietary rights of third parties. From time to time, companies may possess rights to technologies in the same areas of research and development as ours, may have patents similar to ours, and may notify us that we may require licenses from them in order to avoid infringing their rights in that technology or in order to enable us to commercialize our own technology. Patent applications are, in many cases, maintained in secrecy until patents are issued. Our competitors or potential competitors may have filed applications for, or may have received patents and may obtain additional and proprietary rights to compounds or processes used by us or are competitive with ours. The publication of discoveries in the scientific or patent literature frequently occurs substantially later than the date on which the underlying discoveries were made and patent applications are filed. In the event of infringement or violation of another party’s patent, we may be prevented from pursuing potential product development or commercialization. In addition, we may be required to obtain licenses under patents or other proprietary rights of third parties. We cannot assure you that any licenses required under such patents or proprietary rights will be available on terms acceptable to us. If we do not obtain such licenses, we could encounter delays in introducing one or more of our product candidates to the market, without infringing third party patents, or we could find that the development, manufacturing or sale of potential products requiring these licenses could be foreclosed.

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

More specifically, we cannot assure you that we will have the financial or other resources necessary to enforce or defend a patent infringement or proprietary rights violation action. Moreover, if our potential products infringe the patents, trademarks, or proprietary rights of others, we could, in certain circumstances, become liable for substantial damages, which also could have a material adverse effect on our business, financial condition, and results of operations. Where there is any sharing of patent rights, either through co-ownership or different licensed "fields of use", one owner’s actions could lead to the invalidity of the entire patent.

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

Economic Dependence and Foreign Operations

We are dependent on the success of our strategic relationships with United Therapeutics. We, through the license agreement with United Therapeutics, are reliant on strategic relationships with third parties to the storage of the master cell banks for the OvaRex®, BrevaRex®, ProstaRex® and GiveRex® product candidates. The master cell banks are stored under contract to McKesson Bioservices in Rockville, MD. We are dependent upon foreign operations of United Therapeutics. For further details, please refer to the following “Risk Factors”: “WE RELY ON OUR STRATEGIC RELATIONSHIP WITH UNITED THERAPEUTICS” and “WE ARE IN THE EARLY STAGES OF PRODUCT CANDIDATE DEVELOPMENT. OUR PRODUCT CANDIDATES MAY NOT BE EFFECTIVE AT A LEVEL SUFFICIENT TO SUPPORT A PROFITABLE BUSINESS VENTURE. IF THEY ARE NOT, WE WILL BE UNABLE TO CREATE MARKETABLE PRODUCT CANDIDATES AND WE WILL HAVE TO CEASE OPERATIONS”.

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

Acquired Intellectual Property

At September 30, 2005, our acquired intellectual property rights had a net book value of $32.6 million related to the intellectual property acquired in the acquisition of AltaRex in December 2004. The intellectual property consists of an Exclusive Agreement with Unither Pharmaceuticals Inc. (“Unither”), a wholly owned subsidiary of United Therapeutics, for the development of five monoclonal antibodies, including OvaRex® MAb, our lead product candidate in late stage development for the treatment of ovarian cancer.

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

Financial Highlights

We recorded a net loss for the year ended December 31, 2003 of $1,383,562 or $0.15 per share compared to a net loss of $1,260,472 or $0.14 per share for the year ended December 31, 2002. The increase in the loss for 2003 compared to 2002 is attributed to an increase in employees and advancement of the Company’s development programs.

We recorded a net loss for the twelve months ended December 31, 2004 of $3,657,760 or ($0.14) per share, as compared to a net loss of $1,383,562 or ($0.15) per share for the year ended December 31, 2003. The expenditure increase is due to increased preclinical, potential product development, clinical trial activity and additional costs and resources associated with operating as a public company. In 2004, we completed preclinical activities and initiated a Phase I clinical trial for Occlusin™ Injection and accelerated preclinical activity (including manufacturing) for HepaVaxx B.

We recorded a net loss for the nine months ended September 30, 2005 of $5,716,701 or ($0.10) per share, as compared with a net loss of $2,306,190 or ($0.09) per share for the corresponding period ended September 30, 2004. The expenditure increase is primarily attributable to an increase in preclinical, potential product development and clinical trial activity. In the third quarter of 2005, the Company continued enrollment in the Occlusin™ Injection Phase I clinical trial and manufactured clinical grade material for HepaVaxx B.

Expenses

Government Assistance and Research and Development

Research and development expenses for the year ended December 31, 2003, totaled $383,073, an increase of $111,435 from the $271,638 incurred for the year ended December 31, 2002. The increase in research and development expenses is due to:

Increase in number of staff members and general cost increases related to staff	$151,641
Preparation of Occlusin™ 50 Injection preclinical activities	98,885
Increase in research and development tax credits	(65,061)
Increase in offsetting government assistance	(74,030)
$111,435

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
-Phase II trial for Hep B initiated
-Phase Ib for Occlusin 50 initiated
-Pivotal trial for Occlusin Device initiated

A further description of our three major research and development projects are as follows:

Our most advanced programs include drug candidates for the treatment of ovarian cancer, chronic Hepatitis B & C and solid tumours. We have three technology platforms: the antibody-based immunotherapy (“AIT”), Chimigen™, and the T-ACT™ platforms. The AIT™ and Chimigen™ platforms are designed to stimulate the immune system to recognize and remove certain cancers and chronic viruses. These three technology platforms are referred to above.

AIT™ Platform Technology

Our monoclonal antibody immunotherapies were licensed in April 2002 to United Thereapeutics. OvaRex® MAb is the lead product candidate and is currently being studied in two identical Phase III clinical trials in advanced ovarian cancer (Stage III and IV) patients. These studies, which commenced in January 2003, are being conducted at approximately 60 centers throughout the United States and will enroll up to 354 patients. As of September 30, 2005 approximately 310 patients have been enrolled in these trials. These studies could take up to two years to complete following full enrollment, depending on how long it takes for 236 patients to relapse. United is responsible for all costs of all clinical trials. We are incurring no costs and have no responsibility to incur costs for any OvaRex clinical trials in North America. Approximately $29.6 million from inception to date has been incurred on OvaRex development. We anticipate that by mid-2007 we should receive our first milestone payment from Unither in the amount of $2,000,000 (USD). In order to scale up production in anticipation of selling OvaRex in Europe, we must prepare for technology transfer testing and manufacturing. We anticipate that the total costs expended by us in 2005 for this purpose will be $516,730 and the total costs expended in 2006 for this purpose will be $3,537,406.

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

Project Risks

Due to the inherent uncertainties involved in the drug development, regulatory review and approval processes, the anticipated completion dates, the cost of completing the research and development and the period in which material net cash inflows from these projects are expected to commence are not known or estimable. There are many risks and uncertainties associated with completing the development of the unapproved product candidates discussed above, including the following:

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

If these projects are not completed in a timely manner, regulatory approvals would be delayed and our operations, liquidity and financial position could suffer. Without regulatory approvals, we could not commercialize and sell these product candidates and, therefore, potential revenues and profits from these product candidates would be delayed or impossible to achieve.

Government assistance for the twelve months ended December 31, 2003 totaled $154,780, an increase of $74,030 from the $80,750 recorded for the year ended December 31, 2002. Government assistance related to Industrial Research Assistance Program (“IRAP”) grants from the National Research Council of Canada (“NRC”).

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

The detail of government assistance is as follows:

	For twelve months ended December 31, 2004	For twelve months ended December 31, 2003	For twelve months ended December 31, 2002
	$	$	$
IRAP	364,430	154,780	80,750
AHFMR	500,000	-	-
	864,430	154,780	80,750

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

Corporate Administration & Marketing

General and administrative expenses for the year ended December 31, 2003 totaled $892,036, an increase of $76,102 from the $815,934 recorded for the year ended December 31, 2002. The increase of general and administrative expenses is due to:

Increase in number of staff members and general cost increases related to staff	$52,115
Stock-based compensation expense recorded for options granted	211,300
Disposal of property and equipment including decrease in related expenses	(187,313)
$76,102

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
$1,190,767

Stock-based Compensation

Effective January 1, 2004, we became subject to the additional requirements of the CICA relating to stock-based compensation. The new standard requires that all stock option awards be valued on the date of grant using the fair value method and be expensed directly to the income statement. In accordance with the transition rules, we recorded an adjustment to the opening 2004 deficit in the amount of $734,773, representing the expense for the 2002 and 2003 fiscal years. Stock-based compensation expense for the year ended December 31, 2003 totalled $211,300, an increase of $211,300 from the $0 recorded for the year ended December 31, 2002. Total stock-based compensation expense for the year ended December 31, 2004 totalled $385,729, an increase of $174,429 from the $211,300 recorded for the year ended December 31, 2003. Stock-based compensation expense for the nine months ended September 30, 2005 totalled $324,044, which reflects the vested portion of the 380,000 options granted during 2005 and the continuing amortization of options granted in 2004..

Depreciation and Amortization

Depreciation and amortization expense for the year ended December 31, 2003 totalled $31,596, an decrease of $5,905 from the $37,501 recorded for the year ended December 31, 2002.

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

Intellectual Property

Patent and trademark expenses for the year ended December 31, 2003 totalled $74,824, a decrease of $19,809 from the $94,633 recorded for the year ended December 31, 2002.

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

Capital Expenditures

Capital expenditures on property and equipment were $94,617 for the year ended December 31, 2003 compared to $97,222 for the year ended December 31, 2002.

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

We are a biotechnology company focused on the development of novel therapeutic product candidates for the treatment of certain cancers and chronic viral infections. We have three technology platforms that include product candidates in the clinical stage of development, as well as several preclinical product candidates. We will need to invest substantial amounts of cash to develop and potentially commercialize the product candidates.

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

Outlook

We are a research and development company, with our primary focus being the development and commercialization of our product candidates. As such, our focus is not earnings but rather that we have sufficient resources to fund our development programs. We expect to continue to incur operating losses in 2005 and future years as the development of our drug programs continue. Net research and development costs are expected to continue to increase in 2005 from those incurred in 2004 as we advance the development of Occlusin™ Injection, HepaVaxx B and HepaVaxx C therapeutic vaccines.

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

Research and Development

The research and development costs of us are expensed as they are incurred. Under Canadian generally accepted accounting principles, development costs should be capitalized if certain criteria are met. Companies with products in clinical trials do not necessarily meet these criteria. Our development costs do not meet the following two criteria: (i) the technical feasibility of the product candidate or process has been established; and (ii) the future market for the product candidate or process is clearly defined. With regard to (i), our strategic partner, United Therapeutics, continues enrolment of a Phase III clinical study for OvaRex® MAb and we continue enrolment of a Phase I clinical study for Occlusin™ Injection. Until the appropriate clinical studies have been completed, the technical feasibility of these product candidates will not be known. With regard to (ii), the future market for the product candidates will not be clearly defined until the completion of the clinical studies. Clinical studies not only determine the technical feasibility of the product candidate, but also provide information regarding the proper use of the product candidate and, therefore, the future market. Once the feasibility is determined a New Drug Application or Biologics License Application, or equivalent, is made to the appropriate regulatory body. Regulatory approval is required before the product candidate can be marketed. For these reasons, our development costs are expensed and not capitalized.

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

ViRexx or inventors who have assigned their patent applications to us own 46 issued and 141 pending patent applications worldwide. Of these, 22 are pending U.S. patent applications for our therapeutic product candidates and processes. These patent applications cover various aspects of our core technology product candidates, processes, and the methods for our production and use. We will continue to aggressively protect our technology with new patent filings with the intent of further extending our patent coverage.

The following patent families with issued patents and pending patents are considered significant to us:

	Issued	Pending
Altered Immunogenicity	2	7
Brevarex	4	24
Dendritic Cells	1	13
Multi-Epitopic	30	11
Photoactivation	2	4
ProstaRex	2	6
Tactin	3	9
Occlusin	1	14
Chimigen	0	3
	45	91

There are no issued patents, as yet, for Combination Therapy and Chimigen.

Trademarks And Trade Names

We rely upon our Canadian trade mark registrations to protect our technology. These registrations include ViRexx®,ViRexx Power to Cure™, AIT®, AltaRex®, BrevaRex®, GivaRex®, IRT®, Occlusin™, OvaRex®, ProstaRex® and T-ACT®. In the United States, we have registered trademarks for ViRexx®, AIT®, AltaRex®, BrevaRex®, GastaRex®, GivaRex®, GynaRex®, HepaRex®, MylaRex®, OvaRex®, PleuraRex® and ProstaRex® as well as pending applications for the brand names related to its other developing product candidates including LivRex™, Occlusin™ and ViRexx Power to Cure Design. In addition, we have received registration and have pending applications for registration of our marks and names in other jurisdictions including Australia, Austria, the European Community, Germany, Hungary, Japan, Norway and Switzerland.

We currently have pending trademark applications in Canada for Hepclusin™ and Chimigen™.

D.	Trend information

We have not had production or sales and have no inventory of product candidates.

E.	Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements

F.	Tabular Disclosure of Contractual Obligations

The long-term debt and obligations under capital leases and the operating obligations are as follows:

	Total	< 1 year(1)	1 - 3 years	> 3 years
Convertible debentures	234,130	234,130	-	-
Long term debt and obligations under capital leases	-	-	-	-
Operating lease obligations	727,592	109,263	338,274	280,055(2)
Purchase obligations	-	-	-	-
Milestone payments				500,000(3)
Total contractual obligations	961,722	343,393	338,274	780,055

Notes:
(1)	Lease on laboratory and offices of $109,263 per annum until May 31, 2007
(2)	Lease on laboratory and offices of $115,885 per annum from June 1, 2007 to May 31, 2011
(3)	License agreement milestone payments to third party upon commencement of Phase III clinical trials for each product candidate

G.	Safe Harbour

Not applicable.

Item 6.	Directors, Senior Management and Employees

A.	Directors and senior management

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
(3)
Dr. Antoine Noujaim was appointed Chairman, President, Chief Executive Officer and Director on the date of the ViRexx Amalgamation, December 22, 2003. Subsequent to December 31, 2004, Dr. Noujaim resigned his position as President of ViRexx effective February 1, 2005 and his position as Chief Executive Officer effective November 1, 2005.

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
3,090,000

Notes:
(1)
Dr. Antoine Noujaim was appointed Chairman, President, Chief Executive Officer and Director on the date of the ViRexx Amalgamation, December 23, 2003. Subsequent to December 31, 2004, Dr. Noujaim resigned his position as President of ViRexx effective February 1, 2005 and his position as Chief Executive Officer effective November 1, 2005.

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

____________________

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

1.    ExclusiveLicense Agreement Between Unither Pharmaceuticals, Inc and AltaRex Corp. (“AltaRex”) dated April 17, 2002.

On April 17, 2002, AltaRex Corp. entered into an Exclusive License Agreement with Unither Pharmaceuticals, Inc (“UP”), a subsidiary of United, for the development of five monoclonal antibodies (OvaRex, BrevaRex, ProstaRex, AR54, and GivaRex) that activate the immune system to treat cancer. Under the terms of the Exclusive License Agreement, AltaRex granted to United, through UP, an exclusive, non-transferable (except in limited circumstances) royalty bearing license throughout the world, including Germany, (but excluding the other member nations of the European Union as of April 17, 2002 and other specified jurisdictions). The license granted UP the right to use AltaRex's intellectual property with respect to the five antibodies (the “Licensed Technology”).

United has agreed to use commercially reasonable efforts to develop, market and commercialize such products in the licensed territory utilizing the Licensed Technology as United determines are commercially feasible, including the conduct of related research, development and pre-clinical and clinical trials and obtaining all necessary regulatory approvals. United is solely responsible for the development of the Licensed Technology, including the commercialization of the five antibodies in the licensed territory. In particular, United has agreed to pay AltaRex certain amounts based upon the achievement of specified milestones together with royalties based upon sales of products utilizing or incorporating the Licensed Technology sold in the licensed territory ranging from 7% to 9%. These royalty payments are subject to be reduced by 50% with respect to a given licensed jurisdiction if requisite patent claims are not issued or are found to be invalid in the jurisdiction in question. AltaRex granted United a right of first refusal to any other technology developed by AltaRex Corp. for application in the field of cancer.

2.    First Amendment to the License Agreement between Unither Pharmaceuticals, Inc. and AltaRex Corp. dated August 6, 2003

This Agreement amended the Exclusive License Agreement.

This Agreement provided for a payment to AltaRex in the amount of $250,000 (USD) and clarified the territory of the license granted under the Exclusive License Agreement. It also amended the development milestone provisions which resulted in a postponement of a milestone payment to AltaRex of $600,000 (USD) from the date of commencement of the first pivotal Phase 3 enrollment for OvaRex to the completion of the BLA filing in the USA.

3.    Subscription and Debenture Purchase Agreement between United Therapeutics Corporation and AltaRex Corp. dated April 17, 2002 (“United Subscription Agreement”).

In connection with the Exclusive License Agreement, AltaRex and United entered into the above noted United Subscription Agreement whereby United purchased a unit consisting of 4.9 million common shares of AltaRex at a price of $0.50 (USD) per share and a warrant, to purchase an additional 3.25 million common shares of AltaRex at a price of $0.50 (USD) per share for a total purchase price of $2.45 million (USD). The warrant was subsequently exercised by United for a purchase price of $1.625 million (USD). In addition, pursuant to the United Subscription Agreement, United purchased a convertible debenture from AltaRex for approximately $50,000 (USD) that was automatically converted by United into 100,000 common shares of AltaRex on August 21, 2002 in accordance with the terms of this agreement. The United Subscription Agreement also provided United with a right to purchase a second convertible debenture from AltaRex in the principal amount of $875,000 (USD), which would provide for a right to convert such debenture in exchange for 883,380 AltaRex common shares issued at a price of $0.50 (USD) per share, which rights were subsequently exercised by United.

4.    Registration Rights Agreement Between United Therapeutics Corporation and AltaRex Corp., April 17, 2002 (“United Registration Rights Agreement”)

In connection with and collateral to the United Subscription Agreement, AltaRex and United entered into the above United Registration Rights Agreement which provided United with rights, under certain circumstances, to require AltaRex to qualify AltaRex common shares acquired by United pursuant to the United Subscription Agreement, for distribution according to Canadian securities laws.

5.    Security Agreement between United Therapeutics Corporation and AltaRex Corp dated April 17, 2002 (“United Security Agreement”)

In connection with and collateral to the United Subscription Agreement, AltaRex and United entered into the above United Security Agreement which provided United with a security interest in all of AltaRex’s present and after acquired intellectual property as security for due payment by AltaRex and the performance of AltaRex’s obligations under the convertible debentures granted or to be granted pursuant to the United Subscription Agreement.

6.    Arrangement Agreement Among Nova Bancorp Investments Ltd. (“Nova Bancorp”) and AltaRex Corp. (“AltaRex”) and Altarex Medical Corp. (“Medical”) dated December 23, 2003 (“Nova Bancorp Arrangement Agreement”)

On December 23, 2003 AltaRex, Medical and Nova Bancorp entered into the above noted Nova Bancorp Arrangement Agreement, which was intended to carry out a recapitalization of AltaRex and a reorganization of the assets and business of AltaRex. The Nova Bancorp Arrangement Agreement was made in contemplation of completing a statutory plan of arrangement (the “Nova Bancorp Arrangement”) involving AltaRex, Medical, and Nova Bancorp. Pursuant to the arrangement, AltaRex was transformed into an oil and gas exploration, development and marketing company named Twin Butte Energy Ltd. (“Twin Butte”) with the occurrence, among other things, of the following:

•
the transfer of AltaRex’s biotechnology assets, together with all associated contractual obligations and liabilities, to Medical, with Medical continuing to pursue the same commercialization strategy that AltaRex previously had for OvaRex and all other products currently in development;

•
Nova Bancorp subscribed for $4,770,985 (CDN) principal amount of 10% convertible demand notes of Twin Butte (formerly AltaRex), convertible into non-voting shares of Twin Butte at a ratio of 2,583 non-voting shares per $1,000 (CDN) of principal;

•	Twin Butte (formerly AltaRex) subscribed for 12,746,935 common shares in Medical for $5.045 million (CDN) in cash less a holdback of $50,000 (CDN);

•
the outstanding stock options and warrants of Twin Butte (formerly AltaRex) were cancelled and terminated and cease to represent any right or claim whatsoever, and new Medical options and warrants were issued in their place on identical terms;

•
immediately following the completion of the Nova Bancorp Arrangement, a private placement by Nova Bancorp of $1,379,015 (CDN) in consideration for 3,500,000 Twin Butte new common shares was completed representing 40% of the voting shares of Twin Butte; and

•
each 10 common shares of Twin Butte (formerly AltaRex ) outstanding at the close of business on February 2, 2004 were deemed to be exchanged for one “new” voting common share of Twin Butte and 10 voting common shares of Medical with the following two exceptions:

1.	AltaRex shareholders who held 151 to 1,000 common shares received an aggregate payment equal to $0.05 (CDN) per common share held and also received one Medical share for each common share held; and

2.	AltaRex shareholders who held 150 common shares or less, received an aggregate cash payment equal to $0.55 (CDN) per share.

The transactions contemplated by the Nova Bancorp Arrangement Agreement were completed on February 3, 2004.

7.    Summary of Asset Purchase Agreement Between AltaRex Corp. (“AltaRex”) and AltaRex Medical Corp. (“Medical”) Dated December 31, 2003

In connection with and as collateral to the Nova Bancorp Arrangement, AltaRex (now Twin Butte Energy Ltd. (“Twin Butte”)) and Medical entered into an asset purchase agreement dated as of December 31, 2003 (the “Asset Purchase Agreement”). The Asset Purchase Agreement provides for the transfer from AltaRex to Medical of AltaRex’s biotechnology assets, together with all associated contractual obligations and liabilities.

8.    Indemnification Agreement Between AltaRex Corp. (“AltaRex”) and AltaRex Medical Corp. (“Medical”) dated February 3, 2004 (“Indemnification Agreement”)

In connection with and as collateral to the Nova Bancorp Arrangement, AltaRex (now Twin Butte Energy Ltd. (“Twin Butte”)) and Medical entered into the Indemnification Agreement and an asset purchase agreement dated as of December 31, 2003 (the “Asset Purchase Agreement”). The Indemnification Agreement provides that the assets acquired by Medical pursuant to the Asset Purchase Agreement where acquired on an “as is where is” basis and subject to any and all encumbrances, commitments and liabilities pertaining thereto howsoever and whensoever arising.

The Indemnification Agreement provides that Medical will assume all liability for and indemnify, defend and save harmless Twin Butte arising out of any matter or thing relating to the assets previously owned by Twin Butte and transferred to Medical save and except losses related to certain income tax liabilities. Further, pursuant to the Indemnification Agreement Medical is appointed by Twin Butte as Twin Butte’s sole and exclusive attorney and agent, for any and all purposes associated with any actions, causes of action, suits, debts, dues, sums of money, liabilities, general damages, special damages, costs, claims, proceedings and demands of every nature and kind to which Twin Butte may be entitled to be indemnified under the terms of the Indemnification Agreement.

9.    Convertible Note Payable with a prescribed interest rates of 6% granted in favour of United Therapeutics Corporation (“United”) by AltaRex Medical Corp. (“Medical”) dated February 3, 2004.

In connection with and as collateral to the Nova Bancorp Arrangement, Medical issued the above noted United Convertible Note being a convertible note payable to United being a 6% convertible fixed term note in the principal amount of $433,310 (USD) convertible into common shares of Medical at a price of $0.50 (USD) per share. The United Convertible Note was issued by Medical upon the closing of the above noted Nova Bancorp Arrangement to replace the second convertible debenture from AltaRex in the principal amount of $875,000 (USD) issued pursuant United Subscription Agreement, which debenture was cancelled by a court order dated February 3, 2004 made in connection with the Nova Bancorp Arrangement. The conversion privileges of the United Convertible Note were modified by a court order dated December 9, 2004 made in connection with the AltaRex Arrangement described below such that the note would be convertible into common shares of ViRexx at a price of $1.00 (USD) per share. United subsequently converted the full outstanding amount under the United Convertible Note into common shares of ViRexx.

All obligations of Medical under this note have been met.

10.   Summary of Distribution Agreement between Altarex Medical Corp. (“Medical”) and Dompé International S.A. (“Dompé”) dated June 8, 2004

On November 15, 2000, AltaRex Corp. entered into a memorandum of understanding with Dompé Farmaceutici S.p.A. (“Dompé”) to establish a strategic business alliance for the commercialization of OvaRex® MAb in a territory that includes Italy, Spain, Portugal, Switzerland, Austria and certain Eastern European countries. Under the terms of the memorandum, AltaRex Corp. was responsible for global product development and registration. Dompé becomes responsible for certain OvaRex® MAb clinical trial obligations, including clinical trial costs, and for product marketing, sales and distribution of OvaRex® MAb in the territory. AltaRex Corp. and Dompé were to share profits after expenses as contemplated in the memorandum. In connection with the memorandum of understanding Dompé purchased 3,522,727 common shares of AltaRex Corp. on a private placement basis at a price of $2.20 (USD) per share on December 22, 2000. In addition, Dompé had an option to purchase an additional $5,000,000 (USD) in common shares of AltaRex Corp. on a private placement basis concurrent with a future United States public offering of common shares of AltaRex Corp. based on the then current market price, subject to regulatory approval. Additionally, Dompé agreed to pay up to $1.25 million (USD) upon the commercialization of OvaRex® MAb in Spain and Portugal. In June 2001, Dompé entered into an agreement with FAES S.A. (“FAES”) of Spain whereby FAES agreed to commercialize OvaRex® MAb in Spain and Portugal. FAES invested in AltaRex Corp.’s June 2001 special warrant offering and AltaRex Corp. agreed with Dompé that the investment by FAES satisfied Dompé’s milestone obligation to AltaRex Corp. for commercialization of OvaRex® MAb in Spain and Portugal. The memorandum of understanding was assigned to AltaRex as part of the above described Nova Bancorp Arrangement.

On July 6, 2004, AltaRex and Dompé entered into an exclusive distribution agreement in connection with the memorandum of understanding dated November 15, 2000. The territory of the exclusive distribution agreement includes Italy, Spain, Portugal, Hungary, Poland, Czech Republic, Switzerland, Austria as well as other Eastern European countries. Under the terms of the agreement, AltaRex remains responsible for product development and registration of OvaRex MAb upon commercialization for the agreed territory. Additionally, AltaRex is to supply Dompé with OvaRex MAb during the term of the agreement and Dompé will be responsible for product marketing, storage, sales and distribution in the subject territory. The agreement also grants Dompé certain rights of first refusal for certain additional cancer antibodies in the territory such as BrevaRex, AR 54, PostaRex and GivaRex.

11. Summary Arrangement Agreement Between ViRexx Medical Corp. (“ViRexx”) And AltaRex Medical Corp. (“AltaRex”) dated October 15, 2004 (“AltaRex Arrangement Agreement”)

On October 15, 2004 ViRexx and AltaRex entered into the above noted AltaRex Arrangement Agreement, which was intended to effect a consolidation of ViRexx and AltaRex. The AltaRex Arrangement Agreement was made in contemplation of completing a statutory plan of arrangement (the “AltaRex Arrangement”) involving AltaRex and ViRexx. Pursuant to the arrangement, AltaRex became a wholly owned subsidiary of ViRexx with the occurrence, among other things, of the following:

•
Each of the issued and outstanding common shares of AltaRex were deemed to be, transferred to ViRexx (free of any claims) and the holder of AltaRex common shares received from ViRexx in exchange for each AltaRex common share one-half of one ViRexx common share;

•
40% of the ViRexx common shares received by each former holder of AltaRex common shares issued pursuant to the AltaRex Arrangement were non-transferable and subject to a hold period for a period of six months following the effective date of the AltaRex Arrangement; and

•
the outstanding stock options and warrants of AltaRex were deemed to be transferred to ViRexx (free of any claims) and in consideration for such transfer, the holder of such AltaRex stock options and warrants received an stock options and warrants to purchase the number of ViRexx common shares determined by multiplying the number of AltaRex common shares subject to the particular AltaRex stock options and warrants by one-half, at an exercise price per ViRexx common share equal to the exercise price per share of the particular AltaRex stock option or warrant multiplied by two. The other terms of all stock options and warrants issued by ViRexx in exchange for AltaRex stock options and warrants were identical in all material respects to the terms of the AltaRex stock options and warrants in respect of which they were issued.

The transactions contemplated by the AltaRex Arrangement Agreement were completed on December 10, 2004.

12   Collaborative Development Agreement between Protein Sciences Corporation (“PSC”) and ViRexx Medical Corp. (“ViRexx”) dated effective April 20, 2005

Effective April 20, 2005, PSC and ViRexx entered into the above noted agreement to commence work aimed at developing a scalable purification and manufacturing process and pilot production of recombinant fusion proteins comprised of certain surface antigens from hepatitis “B” developed by ViRexx (“CS12”). ViRexx intends to use the CS12 in the course of a Phase I Clinical trial of its hepatitis “B” Chimigen technology program. Generally, ViRexx shall make payments to PSC upon completion of specific milestones or phases described in the agreement with the cost of phase 1 (Process Development) being $200,000 (USD) which included an up-front payment of $65,000 (USD) is to be paid upon signing the agreement and the cost of phase 2 (Production) being $110,000 (USD).

At the conclusion of the project provided for under the agreement, ViRexx may elect to proceed with manufacturing the product developed pursuant to the agreement (the “Product”) with PSC custom manufacturing such Product or with a third party manufacturer.

If ViRexx elects to use a third party manufacturer in relation to producing the Product, ViRexx will have an obligation to pay a completion fee of $75,000 (USD) in relation to PCS training the third party in relation to the production of the Product as well as annual maintenance fees of between $50,000 (USD) and $75,000 (USD) in the event the third party manufacturer needs to employ certain patented processes of PCS in producing the Product. Further, ViRexx will have an obligation to pay an annual royalty of 1% of net sales revenue realized in commercializing the Product to the extent PCS technology is used in commercializing the Product.

13.   University of Alberta Licenses

On December 13, 2001, ViRexx entered into an agreement with The Governors of the University of Alberta, under which ViRexx acquired worldwide rights to certain cloned and purified antigens, certain antibody clones, and the duck animal model for hepatitis B. A milestone payment is payable in the amount of $250,000 to the University of I-22 Alberta for each product resulting from the use of or incorporating the technology. The University of Alberta will receive a 1% royalty on worldwide net sales from products derived from these antigens or antibodies. Under this agreement, the University of Alberta is entitled to certain stock options. The University of Alberta was granted an option to acquire equity in the capital of ViRexx equal to 5% of “available options”, which is defined to mean 10% of the issued share capital of ViRexx immediately following the first round of financing plus 10% of the additional share capital of ViRexx issued through subsequent financings during a period ending on the third anniversary of the license agreement. The terms of the options will be five years and the exercise price will be the strike price per share of each round of financing.

14.    University of Alberta Agreement

Pursuant to a contract research agreement entered into on November 15, 1998 among the University of Alberta, Noustar Technologies Inc. and Somagen Diagnostics Inc. to conduct the original proof of principle studies on the TACT ® technology, and in consideration of favourable costing of future studies and other valuable consideration, the University of Alberta will receive a 1% royalty on any net sales realized from products derived from the technology developed or proved under the agreement. This contract research agreement was assigned to Novolytic Inc., a predecessor of ViRexx, on September 10, 1999.

15.    Universityof Alberta Th1 Response Agreement

On May 1, 2002, the Company entered into an agreement with the Governors of the University of Alberta, under which the Company acquired an exclusive world-wide license encompassed by a patent issued January 2, 2001 and patent applications filed June 7, 1995 and September 22, 2000, related to “Methods of Eliciting a Th1 Specific Immune Response”. Under this agreement certain milestones are payable to the University of Alberta at various stages of the clinical trial process. In addition, the University of Alberta is entitled to a 1% royalty on net sales arising from products protected by these patents. The University is also entitled to a percentage of sublicense revenues.

16.    University of Alberta Duck Model Agreement

On November 1, 2001, the Company entered into an agreement with The Governors of the University of Alberta, under which the Company acquired worldwide rights to certain cloned and purified antigens, certain antibody clones and an animal model for Duck Hepatitis B. Upon initiation of Phase III clinical trials using the cloned and purified antigens or antibody clones, a milestone is payable to the University of Alberta. The University of Alberta will receive a 1% royalty on worldwide net sales from products derived from these antigens or antibodies. Under this agreement, the University of Alberta is entitled to certain stock options.

17.    Thrombotics Exclusion Agreement

On November 1, 1999, the Company entered into an agreement with Thrombotics Inc., a company controlled by shareholders and/or directors of ViRexx Medical Corp., under which the Company acquired rights to technologies encompassed by patent applications filed November 12, 1998, related to “Compositions and Methods for Inducing Vascular Occlusion”. In so doing, for the consideration of $1, the Company became bound by agreements assigning a 1% royalty payable to the University of Alberta.

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

The operation of the foreign tax credit for any particular US Holder will be dependent on his or its particular situation. There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the US Holder’s United States income tax liability that the US Holder’s foreign source income bears to his, her or its worldwide taxable income. In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. In addition, this limitation is calculated separately with respect to specific classes of income such as “passive income,”  “high withholding tax interest,”  “financial services income,”  “shipping income,” and certain other classifications of income. Dividends distributed by us will generally constitute “passive income” or, in the case of certain US Holders, “financial services income” for these purposes.

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

VIREXX MEDICAL CORP.

By:	/s/ Dr. Lorne Tyrrell
Name: Dr. Lorne Tyrrell
Title: Chief Executive Officer

Date: December 15, 2005

By:	/s/ Macaraig Canton
Name: Macaraig Canton
Title: Acting Chief Financial Officer

Date: December 15, 2005

REGISTRATION STATEMENT ON FORM 20-F

EXHIBIT INDEX

Exhibit No.	Description of Document	Page No.
1.1	Notice of Annual and Special Meeting of the Shareholders of ViRexx Medical Corp. and Management Information Circular and Proxy for a meeting to be held on June 16, 2005 and dated April 30, 2005	E-1
1.2	Articles of Amalgamation of ViRexx Medical Corp.	E-39
1.3	Bylaw No. 1 of ViRexx Medical Corp.	E-42
1.4	Employment Agreement dated May 15, 2003 between ViRexx Research Inc. and Dr.Antoine Noujaim	E-53
1.5	Confidentiality Agreement dated May 15, 2003 between ViRexx Research Inc. and Dr. Antoine Noujaim	E-67
1.6	Employment Agreement dated February 1, 2005 between ViRexx Medical Corp. and Macaraig Canton	E-77
1.7	Confidentiality Agreement dated February 1, 2005 between ViRexx Medical Corp. and Macaraig Canton	E-92
1.8	Employment Agreement dated November 1, 2005 between ViRexx Medical Corp. and Dr. Lorne Tyrrell	E-98
1.9	Confidentiality Agreement dated November 1, 2005 between ViRexx Medical Corp. and Dr. Lorne Tyrrell	E-121
1.10	Employment Agreement dated January 1, 2004 between ViRexx Medical Corp. and Michael W. Stewart	E-131
1.11	Confidentiality Agreement dated January 1, 2004 between ViRexx Medical Corp. and Michael W. Stewart	E-153
1.12	Employment Agreement dated January 1, 2004 between ViRexx Medical Corp. and Dr. Andrew Stevens	E-162
1.13	Confidentiality Agreement dated January 1, 2004 between ViRexx Medical Corp. and Dr. Andrew Stevens	E-184
1.14	Employment Agreement dated April 5, 2004 between ViRexx Medical Corp. and Dr. Irwin Griffith	E-193
1.15	Confidentiality Agreement dated April 6, 2004 between ViRexx Medical Corp. and Dr. Irwin Griffith	E-214
1.16	Employment Agreement dated January 1, 2004 between ViRexx Medical Corp. and Dr. Rajan George	E-222
1.17	Confidentiality Agreement dated January 1, 2004 between ViRexx Medical Corp. and Dr. Rajan George	E-244
1.18	Agency Agreement between ViRexx Medical Corp. and Canaccord Capital Corporation dated March 26, 2005	E-253
12	Certification	E-294
C.1	Exclusive License Agreement between Unither Pharmaceuticals, Inc. and AltaRex Corp. dated April 17, 2002	E-295
C.2	First Amendment to the License Agreement beween Unither Pharmaceuticals, Inc. and AltaRex Corp. dated August 6, 2003	E-353
C.3	Subscription and Debenture Purchase Agreement between United Therapeutics Corporation and AltaRex Corp. dated April 17, 2002	E-357
C.4	Registration Rights Agreement between United Therapeutics Corporation and AltaRex Corp. dated April 17, 2002	E-420
C.4	Security Agreement between United Therapeutics Corporation and AltaRex Corp. dated April 17, 2002	E-448

C.5	Arrangement Agreement among Nova Bancorp Investments Ltd., AltaRex Corp. and AltaRex Medical Corp. dated December 23, 2003	E-461
C.6	Asset Purchase Agreement between AltaRex Corp. and AltaRex Medical Corp. dated December 31, 2003	E-534
C.7	Indemnity Agreement between AltaRex Corp. and AltaRex Medical Corp. dated effective February 3, 2004	E-554
C.8	Convertible Note Payable with a prescribed interest rate of 6% granted in favour of United Therapeutics Corporation by AltaRex Medical Corp. dated February 3, 2004	E-569
C.9	Distribution Agreement between AltaRex Medical Corp. and Dompé International S.A. dated June 8, 2004	E-572
C.10	Arrangement Agreement between AltaRex Medical Corp. and ViRexx Medical Corp. dated October 15, 2004	E-607
C.12	Collaborative Development Agreement between Protein Sciences Corporation and ViRexx Medical Corp. effective April 20, 2005	E-671
C.13	License Agreement between The Governors of the University of Alberta and ViRexx Research Inc. dated the 13 day of December, 2001	E-695
C.14
Contract Research Agreement between the Board of Governors of the University of Alberta on behalf of the Noujaim Institute for Pharmaceutical Oncology Research, Faculty of Pharmacy and Pharmaceutical Sciences, University of Alberta and Noustar Technologies Inc. and Somagen Diagnostics Inc. effective the 15th day of November, 1998
E-719
C.15	License Agreement between The Governors of the University of Alberta and Virexx Research Inc. made the 1st day of May, 2002	E-726
C.16	Royalty Assignment Agreement between Thrombotics Inc., Novolytic Inc. an AltaRex Corp. dated the 1st day of November, 1999	E-764

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

Chartered Accountants

Edmonton, Alberta
March 10, 2005
(except as to note 3, which is as of July 7, 2005)

CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the inclusion in this Amended Registration Statement on Form 20-F/A of ViRexx Medical Research Inc. of our report dated March 10, 2005 (except as to note 3, which is as of July 7, 2005) relating to the consolidated financial statements, which appear in such Registration Statement. We also consent to the reference to us under the heading “Experts” in such Registration Statement.

(Signed) “PricewaterhouseCoopers LLP”

Edmonton, Canada
December 15, 2005

ViRexx Medical Corp.
(a development stage company)
Consolidated Balance Sheets

(expressed in Canadian dollars)

	September 30, 2005 $ (Unaudited)	December 31, 2004 $ (Restated - Note 3)	December 31, 2003 $ (Restated - Note 3)

Assets

Current assets
Cash and cash equivalents	8,319,266	9,462,988	2,708,599
Restricted cash (note 8)	257,120	659,000	-
Goods and services tax recoverable	44,986	94,903	56,231
Prepaid expenses and deposits	197,349	383,143	4,958
Investment tax credits recoverable	-	-	447,013
Share subscriptions receivable	-	-	37,500
Other current assets	-	18,527	52,082

	8,818,721	10,618,561	3,306,383
Property and equipment (note 5)	561,869	533,202	173,800
Patents and trademarks	-	-	242,626
Acquired intellectual property (note 6)	32,575,639	34,570,682	19,100

	41,956,229	45,722,445	3,741,909

Liabilities

Current liabilities
Accounts payable and accrued liabilities	599,818	744,805	1,131,154
Convertible debentures (note 8)	234,130	1,037,106	480,365

	833,948	1,781,911	1,611,519
Future income taxes (note 4)	4,808,257	6,749,947	-
Amount due to related party (note 7)	-	-	35,341

	5,642,205	8,531,858	1,646,860

Commitments and contingencies (note 9)

Shareholders’ Equity

Common shares - no par value; unlimited shares authorized; 58,608,545 shares, 53,276,477 shares and 15,600,000 shares issued and outstanding, respectively (note 12)	45,815,642	41,754,983	5,603,667
Contributed surplus (note 12)	4,901,174	3,626,905	1,024,923
Equity component of convertible debenture (note 8)	22,990	59,118	59,118
Deficit accumulated during development stage	(14,425,782)	(8,250,419)	(4,592,659)

	36,314,024	37,190,587	2,095,049

	41,956,229	45,722,445	3,741,909

The accompanying notes are an integral part of the financial statements.
Approved by the Board of Directors

______________________________________________ Director	______________________________________________ Director

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

ViRexx Medical Corp.
(a development stage company)
Consolidated Statements of Shareholders’ Equity…continued

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

ViRexx Medical Corp.
(a development stage company)
Notes to Consolidated Financial Statements
Nine-month period ended September 30, 2005 (unaudited) and
years ended December 31, 2004 and 2003

(expressed in Canadian dollars)

The Company is a party to other license and development agreements with various third parties. In each case, the third party may be entitled to receive any one or a combination of milestone payments, royalty payments and stock options based on the product development stage or sales revenue from the development from the development of certain products or technology. These agreements include:

•
On May 1, 2002, the Company entered into an agreement with the Governors of the University of Alberta, under which the Company acquired an exclusive world-wide license encompassed by a patent issued January 2, 2001 and patent applications filed June 7, 1995 and September 22, 2000, related to “Methods of Eliciting a Th1 Specific Immune Response”. Under this agreement the following milestone payments are due to the University of Alberta:

(a)	CDN $100,000 is due after enrollment of the first patient for a Phase II clinical trial of a licensed product candidate;

(b)	CDN$ 150,000 is due after enrollment of the first patient for a Phase III clinical trial of a licensed product candidate;

(c)	CDN$250,000 is due after the first marketing approval for a licensed product by the US Food and Drug Administration.

In addition, the University of Alberta is entitled to the following royalties:

(a)	1.0% of net sales of licensed products sold in the US by the Company or Sublicensees or by both;

(b)	0.5% of net sales of licensed products sold in countries other than the US by Company or Sublicensees or by both.

The University is also entitled to the following sublicense revenues:

(a)	5% of all sublicense revenues if such sublicense is granted in conjunction with the Company’s proprietary components;

(b)
50% of all sublicense revenues if such sublicense is granted less than 1 year after the effective date of the agreement and such license transaction does not include the Company’s proprietary components;

(c)
30% of all sublicense revenues if such sublicense transaction does not include the Company’s proprietary components and the Company spends at least 1 year but less than 2 years after the effective date of the agreement developing the licensed technology;

(d)
15% of all sublicense revenues if such sublicense transaction does not include the Company’s proprietary components and the Company spends at least 2 years or longer after the effective date of the agreement developing the licensed technology;

ViRexx Medical Corp.
(a development stage company)
Notes to Consolidated Financial Statements
Nine-month period ended September 30, 2005 (unaudited) and
years ended December 31, 2004 and 2003

(expressed in Canadian dollars)

•
On November 1, 2001, the Company entered into an agreement with The Governors of the University of Alberta, under which the Company acquired worldwide rights to certain cloned and purified antigens, certain antibody clones and an animal model for Duck Hepatitis B. The Company shall pay to the University one milestone payment of $250,000 CAD upon commencement of Phase III clinical trials for each product candidate that usies the cloned and purified antigens or antibody clones. The University of Alberta will receive a 1% royalty on worldwide net sales from products derived from these antigens or antibodies. Under this agreement, the University of Alberta is entitled to stock options when the Company completes a round of financing during the first three years of the agreement term. These options shall provide to the University the right to acquire a number of common shares of the Company equal to 5% of available options.

The Company has not made any payments under these agreements and has no liability for payments or the issue of shares or options at September 30, 2005 (unaudited), December 31, 2004 or December 31, 2003. No milestone payments or royalties are anticipated to be paid in the remainder of 2005 or in 2006.

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