Form 20-F
period 2005-12-31
VIREXX MEDICAL CORP
filed 2006-05-19
CIK 1275011

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 1-32608

ViRexx Medical Corp.
(Exact name of Registrant as specified in its charter)

Alberta, Canada
(Jurisdiction of incorporation or organisation)

8223 Roper Road, Edmonton, Alberta, Canada T6E 6S4

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Common Shares, No Par Value	The American Stock Exchange (“AMEX”) Toronto Stock Exchange (“TSX” )

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None
(Title of Class)

As of March 31, 2006, there were 69,542,535 outstanding shares in the capital of ViRexx.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

 ☒ Yes   ☐No

Indicate by check mark which financial statement item the registrant has elected to follow

 ☐   Item 17         ☒    Item 18

Table Of Contents

FORWARD LOOKING INFORMATION		5
PART I		6
Item 1.	Identity of Directors, Senior Management and Advisors	6
Item 2.	Offer Statistics and Expected Timetable	7
Item 3.	Key Information	7
A.	Selected financial data	7
B.	Capitalization and indebtedness	9
C.	Reasons for the offer and use of proceeds	11
D.	Risk factors	11
Item 4.	Information on ViRexx	25
A.	History and Development of ViRexx	25
B.	Business	27
C.	Organizational structure	46
D.	Property and equipment	46
Item 5.	Operating and Financial Review and Prospects	47
A.	Operating results	48
B.	Liquidity and capital resources	54
C.	Research and development, patents and licenses, etc.	56
D.	Trend information	57
E.	Off-Balance Sheet Arrangements	57
F.	Tabular Disclosure of Contractual Obligations	57
G.	Safe Harbour	57
Item 6.	Directors, Senior Management and Employees	57
A.	Directors and senior management	57
B.	Compensation	66
C.	Board practices	67
D.	Employees	70
E.	Share ownership	70
F.	Pension and Retirement Plans and Payments made upon Termination of Employment	74
Item 7.	Major Shareholders and Related Party Transactions	74
A.	Major shareholders	74
B.	Related party transactions	74
C.	Interests of experts and counsel	75
Item 8.	Financial Information	75
A.	Consolidated Statements and Other Financial Information	75
B.	Significant Changes	75
Item 9.	The Offer and Listing	75
A.	Offer and listing details	75
B.	Plan of Distribution	78
C.	Markets	78
D.	Selling Shareholders	78
E.	Dilution	78
F.	Expenses of the issue	78

Item 10.	Additional Information	78
A.	Share capital	78
B.	Memorandum and articles of association	81
C.	Material contracts	85
D.	Exchange controls	91
E.	Taxation	91
F.	Dividends and paying agents	96
G.	Statement by experts	96
H.	Documents on display	96
I.	Subsidiary Information	96
Item 11.	Quantitative and Qualitative Disclosures About Market Risk	96
Item 12.	Description of Securities Other than Equity Securities	96

PART II		97

Item 13.	Defaults, Dividend Arrearages and Delinquencies	97
Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds	97
Item 15.	[Reserved]	97
Item 16.	[Reserved]	97
Item 16A	— Audit Committee Financial Expert	97
Item 16B	— Code of Ethics	97
Item 16C	— Principal Accountant Fees and Services	97
Item 16D	— Exemption from the Listing Standards for Audit Committees	97
Item 16E	— Purchases of Equity Securities by the Issuer and Affiliated Purchasers	98

PART III		99
Item 17.	Financial Statements	99
Item 18.	Financial Statements	99
Item 19.	Exhibits	99

FORWARD LOOKING INFORMATION

This Annual Report Form 20-F (the “Annual Report” or “Form 20-F”) contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. A holder of shares (“Shareholders”) can identify these forward looking statements when they see us using words such as “expect”, “anticipate”, “estimate”, “believe”, “may”, “potential”, “intends”, “plans” and other similar expressions or statements that an action, event or result “will”, “may”, “could” or “should” be taken, occur or be achieved, or the negative thereof, or other similar statements. These statements are only predictions and involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or industry results, to be materially different from any future results, performance, or achievements expressed or implied by these forward-looking statements. Important factors that could cause or contribute to such differences include our ability to successfully develop our product candidates and commercialize them into saleable products, the introduction of competing products, the difficulty of predicting Food and Drug Administration (“FDA”), European Medicines Agency (“EMEA”) and other regulatory authority approvals, the regulatory environment and changes in the health policies and structures of various countries, our ability to successfully identify, consummate and integrate acquisitions, our potential exposure to candidates, product liability claims, our dependence on patent and other protections for our product candidates, fluctuations in currency, exchange and interest rates and operating results and other risks and uncertainties described under “Item 3 - Key Information - Risk Factors” and elsewhere in this Form 20-F.

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

Item 1.	Identity of Directors, Senior Management and Advisors

The names, business address and functions of ViRexx’s directors and senior management are stated in the following table:

Names	Business Address	Function to the Corporation
Dr. Antoine A. Noujaim	8223 Roper Road Edmonton, Alberta T6E 6S4 Canada	Director
Dr. D. Lorne Tyrrell	8223 Roper Road Edmonton, Alberta T6E 6S4 Canada	Chief Executive Officer, Chief Scientific Officer and Director
Jacques R. Lapointe	7774 Tenth Sideroad Milton, Ontario L9T 4Y9 Canada	Director
Bruce D. Brydon	66 Suffolk Road Salt Spring Island British Columbia V8K 1L8 Canada	Director
Thomas E. Brown	324 Osland Place Edmonton, Alberta T6R 1Z9 Canada	Director
Dr. Jean Claude Gonneau	A Farnell Mews London England SW5 9DL	Director
Douglas Gilpin, CA	175 Wolf Willow Crescent Edmonton, Alberta T5T 1T3 Canada	Chairman and Director
Macaraig (Marc) Canton	8223 Roper Road Edmonton, Alberta T6E 6S4 Canada	President and Chief Operating Officer and Acting Chief Financial Officer
Michael W. Stewart	8223 Roper Road Edmonton, Alberta T6E 6S4 Canada	Vice President, Operations, Oncology
Dr. Rajan George	8223 Roper Road Edmonton, Alberta T6E 6S4 Canada	Vice President, Research & Development, Infectious Diseases
Dr. Andrew Stevens	8223 Roper Road Edmonton, Alberta T6E 6S4 Canada	Vice President, Regulatory Affairs
Dr. Irwin Griffith	8223 Roper Road Edmonton, Alberta T6E 6S4 Canada	Vice President, Drug Development, Infectious Disease

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

Item 2.	Offer Statistics and Expected Timetable

Not Applicable.

Item3.	Key Information

A.            Selected financial data

The selected consolidated financial data presented below is derived from the audited annual financial statements for the years ended December 31, 2005, December 31, 2004, December 31, 2003, December 31, 2002, and December 31, 2001.

The selected financial data should be read in conjunction with the financial statements and other financial information included elsewhere in this Annual Report.

We prepared our Consolidated Financial Statements in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”). GAAP differs in certain material respects from United States Generally Accepted Accounting Principles (“U.S. GAAP”). For discussion of the principal differences between Canadian GAAP and U.S. GAAP as they pertain to us, see Note 15 to our audited Consolidated Financial Statements, included elsewhere in this Form 20-F. Note 15 to our Consolidated Financial Statements also provides a reconciliation of our Consolidated Financial Statements to United States Generally Accepted Accounting Principles.

Selected Canadian GAAP Financial Data

(In thousands, except per share data)	Years ended December 31,
	2005(1)	2004(1)	2003(1)	2002(1)	2001(1)
Revenues	—	—	—	—	—
Net (loss)	(7,460)	(3,658)	(1,384)	(1,260)	(1,012)
Net (loss) per share from continuing operations (basic and fully diluted)	(0.13)	(0.14)	(0.15)	(0.14)
Weighted average no. shares outstanding	55,827	25,268	9,129	8,763
Working capital	5,108	8,837	1,695	281	35
Total assets	36,286	45,722	3,742	1,093	757
Long-term liabilities	1,168	6,750	35	657	193
Shareholders’ Equity	34,448	37,191	2,095	(56)	102

(1) Derived form the audited financial statements for the year then ended

Selected U.S. GAAP Financial Data

(In thousands, except per share data)	Years ended December 31,
	2005(1)	2004(1)	2003(1)	2002(1)	2001(1)
Revenues		—	—	—	—
Net (loss)	(8,461)	(31,459)	(2,191)	(1,390)	(1,088)
Net (loss) per share (basic and fully diluted)	(0.15)	(1.245)	(0.24)	(0.16)
Weighted average no. shares outstanding	55,827	25,268	9,129	8,763
Working capital	5,626	9,311	1,636	281	35
Total assets	6,296	11,152	3,480	904	660
Long-term liabilities	—	—	35	746	193
Shareholders’ Equity (Deficiency)	5,626	9,311	1,774	(245)	6

(1) Derived form the audited financial statements for the year then ended

Currency and Exchange Rates

The following table sets out the exchange rates for US dollars expressed in terms of one Canadian dollar in effect at the end of the following periods, and the average exchange rates (based on the average of the exchange rates on the last day of each month in such periods);

			US Dollars Per One Canadian Dollar Year Ended December 31
	January - March 2006	2005	2004	2003	2002	2001
End of period	0.86	0.86	0.83	0.77	0.63	0.63
Average for the period	0.86	0.82	0.76	0.71	0.63	0.64

The following table sets out the high and low exchange rates for US dollars expressed in terms of one Canadian dollar in effect at the end of the following periods:

	US Dollars per One Canadian Dollar
	April 2006	March 2006	February 2006	January 2006	December 2005	November 2005
High for the month	0.8772	0.8850	0.8809	0.8794	0.8751	0.8590
Low for the month	0.8496	0.8513	0.8610	0.8479	0.8508	0.8349

Exchange rates are based upon the noon buying rate in New York City for cable transfers in foreign currencies, as certified for customs purposes by the Federal Reserve Bank of New York. The noon rate of exchange on March 31, 2006 as reported by the United States Federal Reserve Bank of New York for the conversion of Canadian dollars into United States dollars was CDN$1.00 = US$0.86.

B.            Capitalization and indebtedness

Common Shares

We are authorized to issue an unlimited number of common shares. As of December 31, 2005, we had 58,443,445 common shares outstanding. A summary of transactions during the twelve month period ended December 31, 2005 is outlined below:

	Common shares
	#	$
Balance - December 31, 2004	53,276,477	41,754,983
Issuance of common shares for cash	4,035,665	2,970,316
Conversion of Debentures	561,100	591,281
Exercise of stock options	225,218	267,413
Exercise of warrants	2,302,875	2,277,370
Share issuance costs	99,010	(227,061)
Repurchased	(2,056,900)	(1,645,113)
Balance - December 31, 2005(1)	58,443,445	45,989,189

Note:
(1)
Subsequent to December 31, 2005, the Company completed a private placement of 10,909,090 units for gross proceeds of $12,000,000. Each unit consists of one commons share and one common share purchase warrant. Each common share purchase warrant entitles the holder to purchase one common share of the Company at a price of $1.50 for a period of two years. As of March 31, 2006, we had 69,542,535 common shares outstanding.

All cash proceeds from the issuance of common shares are used for general working capital purposes.

Normal Course Issuer Bid

On December 21, 2004, we received approval for a Normal Course Issuer Bid allowing ViRexx to repurchase up to 2,663,823 common shares during the period beginning December 23, 2004 to December 22, 2005, at the market price at the time of purchase. We repurchased 2,056,900 common shares at a weighted average price of $1.10 per share for the period January 1, 2005 to December 22, 2005, which resulted in a charge of $1,645,113 to share capital and a charge of $610,663 to the deficit. (See Item 16E).

Stock Options

See Note 11 of Item 18. Our stock option plan permits the issuance of stock options equivalent to 8,256,000 common shares. As at December 31, 2005, we had 6,670,200 stock options outstanding of which 5,712,066 are exercisable. The expiry dates of outstanding stock options range from April 30, 2007 to November 15, 2015.

A summary of transactions during the period ending December 31, 2005 is outlined below:

	Stock Options	Weighted exercise price
	#	$
Outstanding Balance - December 31, 2004	6,369,168	0.84
Granted	940,000	1.08
Expired	(113,750)	5.64
Exercised	(225,218)	0.85
Balance - December 31, 2005	6,970,200	0.845

On February 1, 2005, we granted 300,000 stock options as an inducement to an individual to join ViRexx as an officer. The options are exercisable at $1.17 per share and expire on February 1, 2015. These options were not issued under the Plan. One-third of these options vested immediately and the remaining options will vest over a period of two years. Effective April 13, 2005, 30,000 options were granted an inducement for an individual to join ViRexx. These options expire on April 13, 2015 and are exercisable at a price of $1.46 per share. Effective May 1, 2005, 50,000 options were granted to a consultant to ViRexx. These options expire on May 1, 2007 and are exercisable at a price of $1.39 per share. Effective November 1, 2005, 60,000 options were granted as partial inducement for an individual to join ViRexx as Director, Business Development. The options are exercisable at $0.99 per share and expire on November 1, 2015. These options vest over a period of three years. Effective November 1, 2005, 500,000 options were granted as an inducement to another individual to join ViRexx as Chief Executive Officer. These options are exercisable at $0.99 per share and expire on November 1, 2015. These options vest monthly in equal amounts over three years.

Warrants

See Note 11 of Item 18. As at December 31, 2005, we had 2,819,299 warrants outstanding at a weighted average price of $1.56. The expiry date of outstanding warrants range from November 26, 2006 to September 9, 2007. A summary of transactions during the period is outlined below:

	Warrants	Weighted exercise price
	#	$
Balance - December 31, 2004	12,543,095	1.06
Granted	2,459,299	1.20
Exercised	(2,302,875)	0.86
Cancelled/Expired	(9,880,220)	1.00
Balance - December 31, 2005(1)	2,819,299	1.56

Note:
(1)   On February 15, 2006, we closed a private placement for 10,909,090 units for gross proceeds of $12,000,000 with each unit consisting of one common share and one full share purchase warrant along with 1,090,909 broker warrants thus adding 11,999,090 warrants to the outstanding warrants.
C .           Reasons for the offer and use of proceeds

Not Applicable.

D .                Risk factors

An investment in our common shares involves a high degree of risk and should be considered speculative. You should carefully consider the risks and uncertainties described below, as well as other information contained in this Annual Report, including under Item 5: "Operating and Financial Review and Prospects" and in our financial statements and accompanying notes, before making any investment. If any of the following risks occur, our business, financial condition, and results of operations could be seriously harmed and you could lose all or part of your investment.

RISK RELATED TO OUR FINANCIAL CONDITION

WE MUST RAISE MONEY FROM INVESTORS TO FUND OUR OPERATIONS. IF WE ARE UNABLE TO FUND OUR OPERATIONS, WE WILL CEASE DOING BUSINESS.

As at March 31, 2006, we had cash reserves, consisting of cash and cash equivalents, of $14,429,807. In 2005, we incurred a net loss of $7,459,714. In 2004, we incurred a net loss of $3,657,760, and in 2003 we incurred a net loss of $1,383,562. In February 2006 we completed a private placement of 10,909,090 units for $12,000,000 with the addition of broker warrants and as a result of this financing there remains outstanding 11,999,990 common share purchase warrants expiring on February 15, 2007, exercisable at $1.50.

Without additional funding, we will have inadequate funds to continue our existing corporate, administrative, and operational functions beyond the second quarter of 2007. We also have commitments under our University of Alberta license agreement to make milestone payments of $250,000 when we enter Phase III clinical trials on each of the product candidates derived from the intellectual property licensed under that Agreement. We anticipate that we will need to raise approximately $25,000,000 between the fourth quarter of 2006 and the second quarter of 2007 to bring us forward to our first commercial income stream beginning in the third quarter of 2008. The average monthly amount of cash that we are using, and expect to use over the next 12-18 months for all of our operations, is approximately $1,136,000. For a further discussion of our liquidity and capital resources, you should also refer to Item 5: "Operating and Financial Review and Prospects" in this Annual Report. We expect to continue to seek additional sources of funding to finance operations into the future, through public or private equity or debt financings, collaborative arrangements with pharmaceutical companies and/or from other sources. We cannot assure you that additional financing will be available or, even if it is available, that it will be available on terms acceptable to us.

WE HAVE NOT DERIVED ANY REVENUE TO DATE FROM THE COMMERCIAL SALE OF PRODUCT CANDIDATES, HAVE NEVER HAD ANY REVENUES FROM COMMERCIAL SALES AND HAVE RELIED ON EQUITY AND DEBT FINANCINGS TO SUPPORT OUR OPERATIONS.

We have not derived any revenue to date from the commercial sale of product candidates and have no product candidates for sale. Our future profitability will depend upon our ability to bring product candidates to market in a timely manner, obtain regulatory approvals and enter into suitable licensing or partnering arrangements to commercialize our product candidates. We have relied solely on equity and debt financing and government grants to support our operations. We have not commercially introduced any product candidates and the product candidates are in varying stages of development and testing. Our ability to sell an approved commercial product will depend upon our ability to develop products that are safe, effective and commercially viable, to obtain regulatory approval for the manufacture and sales of its product candidates and to license or otherwise market its product candidates successfully. We may never commercialize sales of an approved product and will have relied on equity and debt financings to support ongoing operations.

WE HAVE A HISTORY OF OPERATING LOSSES AND WE EXPECT TO INCUR FUTURE LOSSES. IF WE ARE UNABLE TO ACHIEVE SIGNIFICANT REVENUES IN THE FUTURE, WE WILL CEASE DOING BUSINESS.

Since our inception, we have incurred significant losses each year. Our accumulated deficit at December 31, 2005 since inception is $16,320,796. We expect to incur significant operating losses as we continue our product candidate research and development and continue our clinical trials. We will need to generate significant revenues in order to achieve and maintain profitability. Our ability to generate revenue in the future is dependent, in large part, on completing product development, obtaining regulatory approvals, and commercializing, or entering into agreements with third parties to commercialize, our product candidates. We cannot assure you that we will ever successfully commercialize or achieve revenues from sales of our therapeutic product candidates if they are successfully developed or that we will ever achieve or maintain profitability. Even if we do achieve profitability, we may not be able to sustain or increase profitability.

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

In addition, it takes a significant period of time for new vaccines, monoclonal antibody therapies and therapeutic drugs to be developed, to obtain the necessary regulatory approvals to permit sales, to establish appropriate distribution channels and market acceptance, and to obtain insurer reimbursement approval. This time period is generally not less than 10 years. None of our therapeutic product candidates has been commercialized and completion of the commercialization process for any of our product candidates will require significant investments of time and funds. We cannot predict either the total amount of funds that will be required, or assure you that we will be successful in obtaining the necessary funds. It is also not possible for us to predict the time required to complete the regulatory process or if there will be sufficient market demand at such time. If any of our product candidates are approved, we cannot give assurances that it will be possible to produce them in commercial quantities at reasonable cost, successfully market them, or whether any investment made by us in the commercialization of any product candidates would be recovered through sales, license fees, or related royalties. Furthermore, the time it takes for product candidates to reach market acceptance exposes us to significant additional risks, including the development of competing products, loss of investor interest, changing market needs, changes in personnel, and regulatory changes.

Since the process of discovering and developing cancer therapies and treatments for chronic viral infections is our core business, we anticipate that we will remain engaged in research and development for the foreseeable future. As one or two product candidates advance to commercialization, we expect that other potential products will replace them as research and development candidates. We estimate that OvaRex® MAb is a minimum of two years away from approval and commercialization and Occlusin’ Injection is a minimum of fours years away from approval and commercialization, HepaVaxx is a minimum of 6 years away from approval and commercialization, although these processes could take much longer.

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

Our most advanced product candidate, OvaRex® MAb is in Phase III clinical testing in the United States, and our second most advanced product candidate Occlusin’ Injection is in Phase I clinical testing. Historically, the results from preclinical testing and from early clinical trials often have not been predictive of results obtained in later clinical trials. Frequently, drugs that have shown promising results in preclinical or early clinical trials subsequently fail to demonstrate sufficient evidence of safety or effectiveness necessary to obtain regulatory approval. Our success will depend on the success of our current clinical trials and subsequent clinical trials that have not yet begun. Moreover, regulatory agencies such as the FDA and Health Canada may impose specific standards on the evaluation of tumor response in individual patients which may differ from those of ViRexx or its clinical advisors. These different standards may lead the regulatory agency to conclude that study subjects receiving any of ViRexx’s product candidates have had a more modest clinical response than did ViRexx or its clinical advisors.

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

In the United States, government and other third-party payers have sought to contain healthcare costs by limiting both coverage and the level of reimbursement for new pharmaceutical products approved for marketing by the FDA. In some cases, these payers may place conditions on the use of new products which limit their market penetration or may refuse to provide any coverage for uses of approved products to treat medical conditions even though the FDA has granted marketing approval. Healthcare reform may increase these cost containment efforts. U.S. managed care organizations and government health insurance programs may seek to restrict the use of new products, delay authorization to use new products or limit coverage. New rule making by the Center for Medicare and Medicaid Services could affect drug coverage and payments by Medicare. Internationally, where national healthcare systems are prevalent, little if any funding may be available for new products, and cost containment and cost reduction efforts can be more pronounced than in the United States.

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

IF WE FAIL TO HIRE OR RETAIN NEEDED PERSONNEL, THE IMPLEMENTATION OF OUR BUSINESS PLAN COULD SLOW AND FUTURE GROWTH COULD SUFFER.

Our success depends in large part upon our ability to attract and retain highly qualified scientific and management personnel. Competition to retain personnel in the biotechnology field from other companies, academic institutions, government entities, and other organizations is intense. We cannot assure you that we will retain our current personnel and will be able to continue to attract qualified personnel, and any failure to do so could slow implementation of our business plan or future growth. To date, however, we have had no difficulties attracting and retaining highly qualified scientific and management personnel. Additionally, none of our scientific or management personnel have indicated that they have plans to retire or leave our company in the foreseeable future except for Dr. Antoine Noujaim who is taking an extended leave of absence due to illness. He has been replaced as CEO by Dr. Lorne Tyrrell. In addition our CFO has resigned and been replaced by Marc Canton as acting CFO. We have as of the date hereof hired a CFO.

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

WE ARE RELIANT ON A KEY EMPLOYEE.

Dr. Lorne Tyrrell would be the only person employed by us we would consider a key employee upon whom we are dependent. He occupies the dual roles of Chief Executive Officer and Chief Scientific Officer. We do not have "key person" insurance with respect to our Chief Executive/Chief Scientific Officer. ViRexx and Dr. Tyrrell have entered into an employment agreement that may be terminated by either party on two months’ written notice without cause or by us without prior notice for reasons of just cause. The term is a continuing term until either party terminates. There are no other members of our management or scientific staff whose departure would have a material effect on our business. We have not had any problems attracting and retaining qualified employees.

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

Our operations are based in Canada, while some of our expenses, in particular those related to clinical trials, are in U.S. dollars or currencies other than Canadian dollars. As at December 31, 2005, approximately 70% of our payments made in relation to accounts payable were made in Canadian dollars, approximately 30% were made in U.S. dollars. The exchange rates among the Canadian dollar, the U.S. dollar, and other foreign currencies are subject to daily fluctuations in the currency markets and these fluctuations in market exchange rates are expected to continue in the future. We do not engage in currency hedging activities to limit the risks of these fluctuations. We are subject to risks associated with these currency fluctuations which may, from time to time, impact our financial position and results of operations.

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

AIT™ platform

The AIT™ platform is based on the delivery of small amounts of a murine monoclonal antibody to patients with cancer. There is a risk that a patient may develop an anaphylactic event upon further exposure to a murine antibody. This risk is tempered by preliminary studies with OvaRex® MAb in >500 ovarian cancer patients demonstrating a benign safety profile for the product candidate

Chimigen™ platform

Since the Chimigen™ molecule incorporates a portion of a murine antibody, it is possible that patients receiving a Chimigen™ vaccine could develop an anaphylactic adverse event similar to that discussed for the AIT™ platform above. In addition, a Chimigen™ vaccine is designed to induce both humoral and cellular immunities against the viral antigen epitope(s) contained in the vaccine. This immunity can lead to the death of cells infected with the target virus. Patients chronically infected with hepatitis B or C could suffer adverse events associated with the destruction of liver cells following immunization with a Chimigen™ vaccine such as HepaVaxx B or HepaVaxx C. This could be important in patients that have impaired liver function and could impact the eligibility of a patient to receive a Chimigen™-based therapy.

T-ACT™ platform

T-ACT™ technology is based on the induction of a specific platelet-dependent clot at a desired location. A potential risk of this technology is that a clot may break-up and localize at other locations in the body. Another potential risk is that injected material could reach the systemic circulation through AV shunts in the target vasculature. These risks are mitigated using angiographic analysis of the target blood vessels prior to treatment.

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

We are amalgamated under the laws of the province of Alberta, Canada and our assets are located outside of the United States. Except for one of our directors, all of our directors and officers, as well as the expert named in this Annual Report, are residents of Canada, and all or a substantial portion of the assets of these persons are located outside of the United States. As a result, it may not be possible for shareholders effect service of process within the United States upon us or those persons. Furthermore, it may not be possible for shareholders to enforce against us or them in the United States judgments obtained in U.S. courts based upon the civil liability provisions of the U.S. Federal securities laws or other laws of the U.S. Therefore, it may not be possible to enforce those actions against us, most of our directors and officers or the expert named in this Annual Report. In addition, there is doubt as to the enforceability, in original actions in Canadian courts, of liabilities based upon the U.S. Federal securities laws.

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

THE MARKET PRICE AND TRADING VOLUME OF OUR COMMON SHARES MAY BE VOLATILE.

The market price and trading volume of our common shares on the TSX and since we listed on the AMEX on December 22, 2005, has experienced significant volatility and will likely continue to do so, which has been or could be in response to numerous factors, including:

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

Since January 1, 2005, the trading price of our common shares has ranged from a low of $0.89 per share to a high of $2.13 per share on the TSX and from December 22, 2005, to March 31, 2006, it has ranged from $1.08 to $1.46 (USD) per share on the AMEX. Price fluctuations during that period were generally in keeping with general trends in the stock price of biotech companies generally.

During 2005 and the first three months of 2006 an average of approximately 68,785 of our shares traded per day on the TSX and following our listing on the AMEX an average of 38,812 of our shares traded on the AMEX. On some trading days our shares have had limited trading volume. In addition, stock markets have occasionally experienced extreme price and volume fluctuations. Historically, the market prices for the securities of biotech companies, including ours, have been particularly affected by these market fluctuations, and these effects have often been unrelated to the operating performance of these particular companies. These broad market fluctuations may cause a decline in the market price of our common shares.

THE SIGNIFICANT COSTS THAT WE WILL INCUR AS A RESULT OF BEING A PUBLIC COMPANY IN THE UNITED STATES AND CANADA COULD ADVERSELY AFFECT OUR BUSINESS.

We have listed our common shares on AMEX, and therefore we will incur significant legal, accounting and other expenses as a public company on both AMEX and the TSX. These expenses include, among others, costs with respect to preparing securities regulatory filings, costs in connection with compliance with the internal control audit provisions of the Sarbanes-Oxley Act of 2002, costs in connection with other provisions of the Sarbanes-Oxley Act, AMEX listing fees and potentially higher director and officer insurance premiums. We currently expect our annual compliance expenses to increase by approximately $100,000 (USD) per year because of our listing on AMEX. In addition, the requirements we face by being listed on AMEX will impose significant time demands on our management. Although it has not yet been a problem for us, becoming subject to the reporting obligations of the Exchange Act could make it more difficult for us to attract and retain qualified individuals to serve on the board of directors of ViRexx or as executive officers.

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

ViRexx is a corporation amalgamated under the laws of the Province of Alberta, Canada pursuant to the provisions of the Alberta Business Corporations Act (“ABCA”). Our head office is located at 8223 Roper Road, Edmonton, Alberta, Canada, T6E 6S4, and its registered office is located at 1500 Manulife Place, 10180 - 101 Street, Edmonton, Alberta, Canada T5J 4K1. Its common shares are listed and posted for trading on the Toronto Stock Exchange (“TSX”) under the symbol “VIR”and the American Stock Exchange (“AMEX”) under the symbol “REX”.

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

The principal capital expenditures for the last three fiscal years of ViRexx were as follows:

	2005	2004	2003
Laboratory Equipment	$5,783	$290,422	$87,994
Leasehold Improvements	2,125	36,303	—
Office Furniture & Equipment	44,310	32,269	1,892
Computer hardware	56,600	32,269	4,731
Computer software	23,173	12,101	—
	$131,991	$403,364	$94,617

B .                Business
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

AIT™ Platform Technology

The lead product candidate from the AIT™ platform is OvaRex® MAb, a therapy for late-stage ovarian cancer. OvaRex® MAb is currently the subject of two pivotal Phase III clinical trials in more than 60 sites in the United States. A wholly owned subsidiary of ViRexx (the “Subsidiary”) has licensed to Unither Pharmaceuticals, Inc. (“Unither”), a subsidiary of United Therapeutics Corporation, exclusive rights for development and commercialization of OvaRex® MAb and four other monoclonal antibodies worldwide, with the exception of rights retained by the Subsidiary to most member nations of the European Union (EU) and certain other countries. Negotiations are underway to license the distribution and/or marketing rights for certain European and Middle East countries as well as the rights to manufacture and supply finished product for the European territories. Successful completion of these agreements will secure global manufacture and distribution for OvaRex® MAb, upon regulatory approval making the product available to an estimated $750 million global marketplace.

In December 2005, Unither announced the first of two Phase III OvaRex® MAb trials (IMPACT I) had reached its target enrolment of 177 patients. Enrolment in the second Phase III trial (IMPACT II) is progressing as expected, reaching 85% of its target as of December 31, 2005. The two identical Phase III randomized, double-blind placebo controlled trials are being conducted at more than 60 sites across the United States. The trials are designed to evaluate time to disease relapse in patients who have undergone successful surgery and frontline chemotherapy, comparing OvaRex® MAb to placebo. The study will conclude upon accumulating 118 relapses in each trial. Unither is also conducting a Phase II trial of OvaRex® MAb in combination with front line chemotherapy, and has enrolled 39 of a targeted 40 patients as of December 31, 2005.

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

T-ACT™ Platform Technology

The T-ACT™ platform is designed to cut off the blood supply to tumors, leading to tumour tissue starvation and tumour death. The lead product candidate of the T-ACT™ platform is Occlusin™ 50 Injection, a treatment for solid liver tumours. The Occlusin™ 50 Injection safety trial is being conducted at the Toronto General Hospital under the direction of Dr. Morris Sherman. The trial is designed to examine the safety of Occlusin™ 50 Injection when used as an embolizing agent as part of transcatheter arterial chemoembolization (“TACE”) procedures used for the treatment of liver cancer. Five patients had received treatment as of December 31, 2005 without any product-related serious adverse events. Interim data analysis demonstrated a decrease in tumour volume in four of the five patients treated with Occlusin™ 50 Injection. Total costs expended in 2005 for the T-ACT’ Platform were $1,236,748. Partnering discussions have been initiated with more than a dozen companies interested in Occlusin™ 50 Injection. Specifically, ViRexx is evaluating potential partners interested in licensing the marketing and distribution rights to Occlusin™ 50 Injection for Asia, as the prevalence of liver cancer is higher in Asia than anywhere else in the world. Successful completion of an agreement with a partner for this territory will result in an accelerated clinical development program for Occlusin™ 50 Injection. The Corporation estimates the market for Occlusin™ 50 Injection in Asia at more than $300 million.

Chimigen™ Platform Technology

The lead product candidate from the Chimigen™ platform is HepaVaxx B, a therapeutic vaccine for the treatment of chronic hepatitis B infection. In early 2005, the Corporation entered into an agreement with a contract manufacturer, Protein Sciences Corporation (“PSC”) of Meriden, Connecticut, for the production of HepaVaxx B Vaccine for a Phase I clinical trial. PSC successfully manufactured cGMP product in the fourth quarter of 2005 and discussions with Health Canada are underway for the purpose of beginning a Phase I safety trial in the second quarter of 2006. Our second Chimigen™ vaccine candidate, HepaVaxx C, will be a therapeutic vaccine for the treatment of chronic hepatitis C infection. Continued efforts in 2006 will be directed to select a Chimigen™ hepatitis C therapeutic vaccine candidate for clinical testing. Partnering discussions have also been initiated for HepaVaxx B. Specifically; ViRexx is targeting potential partners with a strong presence in Asia where almost three quarters of the world’s chronic hepatitis B and hepatitis C sufferers exist. The Corporation estimates the market for HepaVaxx B in Asia at more than $2 billion.

We continue to produce multiple Hepatitis C Virus (“HCV”) prophylactic and therapeutic vaccine candidates upon which further evaluation will be conducted.

We expect to incur substantial research and development expenditures in 2006. This trend is expected to continue into future years as Occlusin™ product candidate development continues and HepaVaxx B and HCV vaccine move into clinical trials.

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

AIT™ Platform Technology

Technology Overview

Tumour associated antigens (TAA) are over expressed on cancer cells and can be secreted into the blood. We believe that TAA are ideal targets for antibodies that act as immunotherapeutic agents. These tumour specific antigens are self produced and are not typically recognized as foreign by the patient’s immune system. In some cases when over-expressed, they actively inhibit immune responses. The Corporation’s antibodies are developed to reprogram the immune system to recognize “tumour specific” antigens as “foreign”, thereby triggering the immune system to respond to and attack the antigens and their associated cancers. The resulting robust response employs both the humoral (antibody based) and cellular (T-cell responsive) arms of the immune system.

Harnessing the Immune System

One of the historical challenges to the monoclonal antibody (MAb) field has been the natural shedding by tumours of associated antigens into the bloodstream. Once in circulation, these shed tumour antigens can interfere with monoclonal antibodies that are designed to directly bind target tumours. The antigens bind to and clear these antibodies from circulation, before they reach their destination (the tumour) to provide a direct pharmacological effect. In contrast, we engineer our monoclonal antibodies to take advantage of the binding and clearing process. The target for our antibodies is the antigen in circulation, rather than the tumour. Thus, our antibodies trigger the immune system to provide clinical benefit, rather than relying on the direct effect of the antibody on the tumour itself.

Our AIT™ MAbs bind to a single epitope on a circulating tumour antigen (self) in circulation, to generate immune responses to multiple epitopes (“multi-epitopic”) of the target antigen present in circulation and on the tumour. Our research demonstrates that its antibodies facilitate and modify tumour antigen processing to trigger T cell immunity where, previously, immune recognition to tumour antigen and tumour cells was not present. These results do not provide enough evidence regarding efficacy or safety to support an application to the FDA. Additional tests will be conducted and it may be that subsequent results may not corroborate earlier results.

OvaRex® MAb

Product Candidate Overview

OvaRex® MAb is a murine monoclonal antibody developed by the Corporation that has a high degree of specificity to the tumour associated antigen (CA125), which is over-expressed in over 80% of women with stage III/IV ovarian cancer (Bast et al. 1983; Tuxen et al, 1995). We believe that OvaRex® MAb acts as an immunotherapeutic agent by inducing and/or amplifying the human body’s immune response against ovarian cancer.

OvaRex® MAb

▪	a fully foreign monoclonal antibody (MAb) that targets CA125 in circulation

▪	induces broad immune responses against CA125 and patients own ovarian tumours

▪	in final stages of clinical development - ongoing Phase II and Phase III trials

▪	benign safety profile and good quality of life during treatment

▪	has been granted Orphan Drug status in U.S. and Europe and Fast Track status in U.S.

OvaRex® MAb, is being targeted primarily for use in patients who have had a reduction in tumour burden through surgery and chemotherapy, and for those patients who have a residual amount of disease after the operation.

OvaRex® MAb has shown promise in treating ovarian cancer patients in both remission and recurrent stages of the disease. It is specifically designed for patients who have the CA125 marker in their blood. CA125 is the most thoroughly studied serum marker for ovarian cancer, occurring in 80% of late stage ovarian cancer patients.

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

Over 500 ovarian cancer patients have participated in seven comprehensive OvaRex® MAb clinical trials across North America and Germany. Clinical results have demonstrated an increase in time to disease relapse, coupled with a benign safety profile. Results from five studies have been reported, including results from the Corporation’s largest study in 345 ovarian cancer patients in the “Watchful Waiting” stage-the period of disease remission following first-line treatment of surgery and chemotherapy. These clinical results demonstrate a six-to-ten month prolongation in time to disease relapse for OvaRex® MAb-treated patients (versus placebo) in well-defined populations of 29%-48% of the 345 patients in the study. These well-defined populations also demonstrate a 19%-41% reduced risk of relapse for OvaRex® MAb treated patients (versus placebo). A decreased risk of relapse of 20%-25% is generally considered clinically significant by practicing physicians. A snapshot of the clinical development program for OvaRex® MAb is provided below:

United Therapeutics has initiated two identical Phase III pivotal trials to study the effect of OvaRex® MAb treatment in advanced ovarian cancer during the “watchful waiting” period. Currently there are no approved therapies for the treatment of ovarian cancer in the “watchful waiting” period. The trials are being conducted in the U.S. on Stage III/IV ovarian cancer patients who have successfully completed surgery and chemotherapy. Treatment will continue until disease relapse occurs. The studies are double-blind, placebo-controlled and will each enroll 177 patients randomized 2:1 for OvaRex® MAb versus placebo. In December 2005, Unither announced the first of two Phase III OvaRex® MAb trials (IMPACT I) had reached its target enrolment of 177 patients. Enrolment in the second Phase III trial (IMPACT II) is progressing as expected, reaching 85% of its target as of December 31, 2005.

The Orphan Drug Designation for OvaRex® MAb is for the treatment of ovarian cancer during the “watchful waiting period”. This affords seven (7) years marketing exclusivity in the United States and ten (10) years marketing exclusivity in Europe. Although the incidence of ovarian cancer is relatively low in North America with 16,210 projected deaths in 2005 based on the American Cancer Society (“ACS”) latest report and 40,000 new cases in Europe, based on GLOBOCAN 2002 statistics, there is no approved therapy for the treatment of ovarian cancer in the “watchful waiting” period. The Corporation has issued patents and patents pending protecting the AIT™ technology. Benchmark monoclonal antibody-based therapy reimbursements to treat other solid tumours suggest that the Corporation could receive a premium for its OvaRex® MAb in the treatment of ovarian cancer patients. However, there is no guarantee that the Corporation or its licensees including Unither will receive sufficient reimbursement to justify continued development of OvaRex® MAb.

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

Based on these figures, we estimate that the market for treating ovarian cancer is over $500 million per year in the U.S. Although detection of ovarian cancer at an early stage is now associated with an improved chance for successful treatment, survival figures have not changed significantly over the past 15 years. This is partially due to a lack of efficient diagnostic methods or markers for routine tests that could increase the number of patients diagnosed at the early stage of their disease. Consequently, in approximately three quarters of diagnosed patients, the tumour has already progressed to an advanced stage (Stage III/IV) (ASC 2003), making treatment difficult.

In estimating the market for treating ovarian cancer we have conducted the following analysis. We have started with a conservative figure of 63,000 new ovarian cancer cases per year in countries with top tier medical case systems. Of these patients, 40,000 are eligible to be treated with OvaRex®, for the “watchful waiting” indication of which there is no approved therapy currently.

Monoclonal Antibody therapies now commercially available in the US range in price from $16,000/patient/year to $57,000/patient/year. OvaRex® MAb is expected to be priced towards the middle of this range at about $20,000/patient/year. At this price the market for the ‘watchful waiting’ indication could be around $800,000,000 (USD)/year. A second indication is being explored for OvaRex® MAb, namely frontline therapy. This would be used in conjunction with chemotherapy. This indication could open up the ovarian cancer market to the full 63,000 patients/year and therefore at about $20,000 price per patient, would translate to a market size of greater than $1 Billion on an annual basis.

OvaRex® MAb has been granted Orphan Drug status in the U.S. and Europe and Fast Track designation in the U.S. The timeline for regulatory submission of OvaRex® MAb will be determined by United Therapeutics for their licensed territories (as per the April 17, 2002 licensing agreement). The Orphan Drug Designation for OvaRex® MAb is for the treatment of ovarian cancer during the “watchful waiting period” (i.e. after treatment by chemotherapy and surgical removal of the tumour). This affords seven (7) years marketing exclusivity in the United States and ten (10) years marketing exclusivity in Europe. Further, ViRexx has issued patents and patents pending that will afford further protection from competitors in this segment of the cancer treatment market. Benchmark monoclonal antibody-based therapy reimbursements to treat other solid tumours suggest that ViRexx could receive a premium for its OvaRex® MAb in the treatment of ovarian cancer patients. However, there is no guarantee that ViRexx or its licensees, including Unither, will receive sufficient reimbursement to justify continued development of OvaRex® MAb. Further, there is no guarantee that a competitor will not develop a therapeutic agent that will directly compete with OvaRex® MAb for the specified target market.

Treatment

Ovarian cancer typically exhibits vague symptoms, and is therefore called “The Disease That Whispers”. It is particularly difficult to detect given the location of the ovaries and is often not diagnosed until at a late stage in the disease, at which point, it has already spread to other parts of the body. Consequently, only approximately 25% of ovarian cancers are diagnosed in the early stages (Am Cancer Soc 2003). Noticeable symptoms commonly occur in more advanced stages of tumour growth when pressure from the tumour is exerted on the patient’s bladder and rectum, and as fluid begins to form in the abdomen.

Treatments and patient prognosis are highly dependent upon the type of ovarian cancer and the extent to which the disease has spread prior to diagnosis. More than 80% of Stage III/IV patients express the tumour associated antigen CA125 an antigen that is self produced and is highly associated with ovarian cancer (Bast et al. 1983; Tuxen et al. 1995). The therapeutic approach prescribed for these patients whose tumours have progressed to an advanced stage consists of surgery to remove all visible cancerous growth in combination with adjuvant chemotherapy. The procedure may also involve the removal of one or both ovaries and fallopian tubes (salpingo-oopharectomy), as well as the uterus (hysterectomy).

In recent years, new chemotherapeutic agents used either as single treatments or in combination with other therapeutic agents have demonstrated an increase in survival time. Despite their apparent positive effect on survival time these agents are associated with significant toxicity and side effects that reduce the patient’s quality of life. Currently, the most common chemotherapy for patients with newly diagnosed ovarian cancer is carboplatin (Paraplatin) or cisplatin (Platinol) with paclitaxel (Taxol). Carboplatin and cisplatin are “platinum agents” (chemicals that contain platinum). Given the rigors of repeated chemotherapeutic treatments, and taking into account the modest effect on prolonging survival time, patient quality of life has become a major issue. This is increasingly true as ovarian cancer affects a larger number of older and postmenopausal women.

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

In some individuals, the immune system does not respond normally to certain antigens or pathogens. When an antigen does not stimulate the production of a specific antibody and/or cellular response, the immune system is not able to ward off the resultant disease. As a result, the host will develop tolerance to the infectious agent and becomes a chronic carrier of the disease.

Chimigen™ vaccines are chimeric molecules consisting of selected antigens fused to a murine Fc fragment. We are in the process of testing to demonstrate that our Chimigen™ technology directs both arms of the body’s immune system to attack the infectious agent. We hope that the tests will show the Chimigen™ therapeutic vaccines will break tolerance to the infectious agent and stimulate the immune system to eliminate infected cells as well as the disease-causing agent located in the circulation.

Chimigen™ vaccines contain two domains, the “Target Binding Domain” and the “Immune Response Domain”. The Target Binding Domain targets the Chimigen™ vaccine to specific receptors on antigen presenting cells and the Immune Response Domain contains selected antigens. These vaccines can be produced either as fusion proteins using recombinant methods. Our recombinant technology allows for efficient substitution of a desired antigen onto the Target Binding Domain backbone of the Chimigen™ vaccine. This enhances our ability to produce highly desirable and effective multivalent vaccines. Thus the Chimigen™ technology is a platform that lends itself to adaptation to a variety of antigens produced in a number of disease conditions including cancer.

HepaVaxx B

Product Candidate Overview

HepaVaxx B is a Chimigen™ therapeutic vaccine developed by us for the treatment of chronic hepatitis B viral infections.

HepaVaxx B is a recombinant chimeric molecule containing the elements of both a hepatitis B viral antigen and a murine antibody. The molecule is designed to target antigen presenting cells that play a dominant role in activating the body’s immune system. Expression of HepaVaxx B in insect cells facilitates this targeting and immune system activation. Validation of the uptake, processing and activation of the cells responsible for modulating the immune response was conducted by us using specialized assay systems.

Market Overview

The market for ViRexx’s HepaVaxx B is global.

Hepatitis B Virus Market Size

	Globally	US
People Chronically Infected	370 million	1.25 million
New Cases Per Year	Not Available	78,000

Source: Center for Disease Control Hepatitis B Fact Sheet (2003)
Source: World Health Organization 2000

Hepatitis B is one of the major diseases of mankind and is a serious global public health problem. The World Health Organization estimates that one out of every three people have been infected with the Hepatitis B Virus (“HBV”) of whom approximately 350 million have developed a chronic HBV infection.

The virus is very common in Asia, (especially Southeast Asia), Africa, and the Middle East. There are more than 370 million chronically infected carriers worldwide representing 5% of the world’s population. Approximately 1.25 million chronic carries of HBV live in the U.S. An estimated 10 to 30 million additional people world wide will become infected with the virus each year.

People with a chronic hepatitis infection are at risk for significant liver damage. Approximately 20-30% of chronically infected people (30-35% of chronically infected males) develop cirrhosis of the liver and/or liver carcinoma over a 20-30 year time period. There are approximately one million deaths each year attributed to chronic HBV infection.

Competition

At least 28 companies including several major international pharmaceutical companies (for example Bristol-Myers Squibb, and GlaxoSmithKline) are developing new and novel products for the treatment or prevention of chronic hepatitis B virus infection. The developmental strategies being employed by these biotech and pharmaceutical companies may be categorized as (a) nucleoside reverse transcriptase inhibitors of viral replication (e.g., Entecavir), (b) non-nucleoside reverse transcriptase inhibitors of viral replication (e.g. Robustaflavone), (c) monoclonal antibodies (HepXTM-B), (d) vaccines (e.g., Hepatitis B DNA vaccine), and (e) other immunologic therapies (e.g., EHT899).

We believe that the majority of these approaches do not eradicate the reservoir of the HBV that remains inside the patient’s cells and therefore have little or no potential to permanently cure the patient of hepatitis B virus infection. The approaches noted above will likely reduce the viral load in the patient’s blood, but unfortunately for the majority of patients, once the therapy is stopped the hepatitis virus will begin to replicate again within the patient’s cells that contain the viral “covalently closed circular” (ccc) DNA. In contrast, we believe that HepaVaxx B Vaccine will elicit both humoral and cellular immune responses in chronic hepatitis B patients and that a strong cellular immune response directed against hepatitis B antigens will have the potential to eradicate the patient’s cells that harbour hepatitis B viral DNA.

Furthermore, experience has shown that during long term therapy with existing antiviral agents (e.g., lamivudine), the patients that had the best chance of eliminating the virus were the patients that had an immune response to the virus prior to starting the antiviral agent. We believe the predicted broad humoral and cellular immune responses induced by HepaVaxx B will increase the effectiveness of antiviral therapy when used in combination.

HepaVaxx C

Product Candidate Overview

HepaVaxx C is a Chimigen™ therapeutic vaccine being developed for the treatment of chronic hepatitis C viral infections. HepaVaxx C is a recombinant chimeric molecule containing the elements of both hepatitis C viral antigen and a murine antibody. The molecule is designed to target antigen presenting cells, especially dendritic cells that play a dominant role in the body’s immune system. Plans are in place to carry out a pre-clinical evaluation of vaccine candidates using specialized assay systems.

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

At present there is neither a therapeutic or prophylactic vaccine commercially available to treat or prevent hepatitis C infections. Current therapy for hepatitis C infection uses interferon and ribavirin. However, this combination is expensive, has significant side effects and is only effective in approximately 40% - 50% of a select group of patients. The epidemic proportions of HCV infection, the limited efficacy and expensive nature of approved therapeutics, the high cost of liver transplants (about $250,000 each) and the huge burden on the healthcare system in Canada alone (about $600 million in 1998, just in medical and work-loss costs), all point to the need for prophylactic vaccines and new therapies to treat the disease. (Source: Health Canada News Release, September 18, 1998 and Fields Virology (2000) Volumes I and II (Fourth Edition).)

The specific target population that can be treated with HepaVaxx C will be defined through the clinical development process. HepaVaxx C is currently in the pre-clinical stage of development.

Competition

There are no currently available therapeutic or prophylactic vaccines commercially available. We believe the Chimigen™ technology can potentially be used to develop a therapeutic vaccine as well as a prophylactic vaccine.

We have determined that there are more than 14 companies, including several major international pharmaceutical companies (e.g. Roche, Schering-Plough, and Eli Lilly), developing innovative drugs for the treatment of hepatitis C. The development strategies can be categorized as (a) biological response modifiers (e.g., (interferon α-2b), (b) antiviral nucleosides (e.g., Viramidine), (c) immune globulins (e.g., Civacir™ hepatitis C immune globulin), (d) monoclonal antibodies (e.g., XTL-002), (e) ribozymes (e.g., HeptazymeTM), (f) antisense drugs (e.g. ISIS 14803), (g) small molecule protease inhibitors (e.g., LY570310 / EILM2061), and (h) other strategies (e.g., human recombinant lactoferrin).

Among these developmental strategies, the biological response modifiers “(BRMs”) (e.g., interferon-alpha) have promise for treatment of hepatitis C infection. However, BRMs enhance, direct or restore the body’s ability to fight disease and provide a non-specific boost to the patient’s immune system which will then mount an attack on hepatitis C viruses. Although BRMs such as interferon-alpha impart a general immune boost that is effective in some patients, the side effect profile is very poor and many patients choose to discontinue therapy because they cannot tolerate the adverse effects.

We believe that the side effect profile associated with treatment of chronic hepatitis C patients with HepaVaxx C vaccine may be very mild. Furthermore, we believe that the HepaVaxx C vaccine will elicit both strong humoral and cellular immune responses in chronic hepatitis C patients that can eliminate the hepatitis C infection from the body.

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

Source: National Institutes of Health (NIH); Central Intellegence Agency Population Statistics; Society of Interventional Radiology.

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

The Society of Interventional Radiology estimates the incidence of uterine fibroids of significant size at 20% to 40% of women 35 years of age and older and 20% (two million women) experience severe debilitating effects. Corresponding numbers of women relative population in the rest of the world are similarly afflicted. ViRexx will determine the target market for its Occlusion’ Injection product candidates by continued market analysis and through the clinical trial process.

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

Boston Scientific Corporation:

Boston Scientific markets Contour SE™ Microspheres for the treatment of hypervascular tumors and uterine fibroids. The microspheres consist of polyvinyl alcohol and are available in various size ranges. PVA particles are inert and serve only to physically interfere with the flow of blood to the target tissue.

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

Confidentiality

Since some of our technology is not patented or licensed but protected by the law of trade secrets, our ability to maintain the confidentiality of our technology is crucial to our ultimate possible commercial success. In order to protect our confidential information, we have adopted the following procedures:

—  all of our employees must sign and are bound by confidentiality agreements;

—  no sensitive or confidential information is disclosed to any party unless appropriate confidential disclosure agreements are first signed; and

—  all confidential material that is provided to a party is marked as confidential and is requested to be returned when the user no longer has a need to have the material, or when the term of any applicable confidential disclosure agreement governing the use of the material expires.

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

Our Patents

Our success depends in part on our ability to obtain patents, operate without having third parties circumvent our rights, operate without infringing the proprietary rights of third parties, and maintain trade secret protection. As of the date of this annual report, we had 46 issued patents and 141 pending patent applications relating to our various technologies in the United States, Canada, the European Union, and other countries, of which we have been granted 6 patents in the United States. The expiry date for these 6 are: 5/13/2016, 1/17/2017, 6/15/2019, 11/12/2019, 8/18/2020 and 5/11/2021. The dates reflecting the expiration date of the longest-lived patent rights listed herein do not take into consideration the possibility that a failure to maintain these patents, a terminal disclaimer or other future actions may affect the actual expiration date of the patents. Pending applications may never mature into patents, which could affect the lifespan of certain licenses. Finally, future applications could result in the extension of the license term beyond the dates listed above.

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

Economic Dependence and Foreign Operations

We are dependent on the success of our strategic relationships with United Therapeutics and other third parties. We are dependent upon foreign operations of United Therapeutics and other third parties. We, through the license agreement with United Therapeutics, are reliant on strategic relationships with third parties to the storage of the master cell banks for the OvaRex®, BrevaRex®, ProstaRex® and GiveRex® product candidates. The master cell banks are stored under contract to McKesson Bioservices in Rockville, MD. For further details, please refer to the following “Risk Factors”: “WE RELY ON OUR STRATEGIC RELATIONSHIP WITH UNITED THERAPEUTICS” and “WE ARE IN THE EARLY STAGES OF PRODUCT CANDIDATE DEVELOPMENT. OUR PRODUCT CANDIDATES MAY NOT BE EFFECTIVE AT A LEVEL SUFFICIENT TO SUPPORT A PROFITABLE BUSINESS VENTURE. IF THEY ARE NOT, WE WILL BE UNABLE TO CREATE MARKETABLE PRODUCT CANDIDATES AND WE WILL HAVE TO CEASE OPERATIONS”.

C .      Organizational structure

Control of ViRexx

We have one subsidiary named AltaRex Medical Corp. AltaRex is wholly owned by us and was incorporated under the laws of the Province of Alberta, Canada.

We carry on our OvaRex® MAb business directly through AltaRex.

D .      Property and equipment

We lease our head office space in Edmonton, Alberta. The terms of the premises leased are as follows:

                               Annual base rent:   $    109,263.00
                               Term expires:             May 31, 2011
               Square footage:                    13,244

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

Item 5.       Operating and Financial Review and Prospects

Management’s Discussion and Analysis

The following discussion and analysis of our results of operations and liquidity and capital resources should be read in conjunction with our financial data and the financial statements and the related notes thereto included elsewhere herein. Unless otherwise specified, all references in this annual report statement as a “fiscal year” or “year” of ViRexx refer to a twelve month financial period ended December 31.

We have prepared our Consolidated Financial Statements in accordance with GAAP. Canadian GAAP differs in certain material respects from U.S. GAAP. For a discussion of the principal differences between Canadian GAAP and U.S. GAAP as they pertain to us, see Note 15 to our audited Consolidated Financial Statements included elsewhere in this Form 20-F. Note 15 to our Consolidated Financial Statements also provides a reconciliation of our Consolidated Financial Statements to United States Generally Accepted Accounting Principles.

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

An accounting policy is considered to be critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time the estimate is made, and if different estimates reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact the financial statements. We believe that the assumptions, judgments and estimates involved in our accounting for acquired intellectual property rights could potentially have a material impact on the Corporation’s consolidated financial statements. The following description of critical accounting policies, judgments and estimates should be read in conjunction with our December 31, 2005 consolidated financial statements.

Acquired Intellectual Property

At December 31, 2005, the acquired intellectual property rights had a net book value of $30.0 million related to the intellectual property acquired in the acquisition of AltaRex in December 2004. The intellectual property consists of an Exclusive Agreement with Unither Pharmaceuticals Inc. (“Unither”), a wholly owned subsidiary of United Therapeutics, for the development of five monoclonal antibodies, including OvaRex® MAb, ViRexx’s lead product candidate in late stage development for the treatment of ovarian cancer.

The intellectual property was recorded as an asset as required under Canadian GAAP, and is being amortized on a straight-line basis over the patent’s estimated useful life of thirteen years. Adopted are the provisions of CICA 3063 “Impairment of Long-Lived Assets” and test the recoverability of long-lived assets whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recorded in the period when it is determined that the carrying amount of the assets may not be recoverable. The impairment loss is calculated as the amount by which the carrying amount of the assets exceeds the discounted cash flows from the asset. Changes in any of these management assumptions could have a material impact on the impairment of the assets.

Under U.S. GAAP, management has determined that the intellectual property is in-process research and development (“IPRD”), a concept which is not applicable under Canadian GAAP. IPRD is not capitalized under U.S. GAAP, but rather expensed at the time of acquisition. Consequently, the entire cost of the IPRD of $30.0 million associated with the AltaRex acquisition is reflected as a reconciling item in the December 31, 2005 consolidated financial statements, footnote 15, United States Accounting Principles, which reconciles Canadian GAAP to U.S. GAAP.

A .               Operating results

Financial Highlights

2005 was a landmark year for us with the Corporation accomplishing all of its major research and operational objectives. The result of this focused effort has been the wholesale advancement of the Corporation's development pipeline.

We recorded a net loss for the year ended December 31, 2005 of $7,459,714 or ($0.13) per share, as compared with a net loss of $3,657,760 or ($0.14) per share for the corresponding period ended December 31, 2004. The expenditure increase is primarily attributable to an increase in preclinical, potential product development and clinical trial activity.

We recorded a net loss for the year ended December 31, 2004 of $3,657,760 or ($0.14) per share, as compared to a net loss of $1,383,562 or ($0.15) per share for the year ended December 31, 2003. The expenditure increase is due to increased preclinical activities, costs incurred to support clinical trials and additional costs and resources associated with operating as a public company.

Expenses

Research and Development

We are a development stage company that allocates the majority of its resources to product development, including clinical trial activities. The majority of costs are associated with our three technology platforms. Our strategy is to capitalize on pre-clinical and clinical opportunities through licensing and collaborative arrangements with third parties. Therefore, we have allocated cash and other resources to activities that have the potential of generating product commercialization opportunities.

Research and development expenses for the year ended December 31, 2005, totalled $4,750,190, an increase of $2,953,510 from $1,796,680 in research and development expenses incurred for the corresponding period ended December 31, 2004. This difference was mainly due to the manufacturing of clinical material for the HepaVaxx B clinical program. Also, in order to support the progression of each of the Corporation’s product candidates, additional research and development staff were hired during 2005. Additional intellectual property expenses were also incurred in 2005 further strengthening protection of the Corporation’s product candidates subsequent to commercialization.

Research and development expenses for the year ended December 31, 2004, totalled $1,796,680, an increase of $1,413,607 from the $383,073 incurred for the year ended December 31, 2003. This increase is attributable to the completion of the Occlusin™ 50 Injection pre-clinical activities and initiating a Phase I clinical trial. Additional costs were also incurred for third party consultants in order to accelerate the HepaVaxx B pre-clinical activities.

We anticipate that research and development expenditures will increase in 2006 in order to support activities related to initiation of the planned HepaVaxx B Phase I clinical trial. Further, we anticipate increased expenditures in 2006 related to the development of the Occlusin™ 500 device including costs associated with pre-clinical testing and GMP manufacturing. Over the next year, we will also be focusing its efforts on initiating manufacturing activities in Europe for OvaRex® MAb.

Government Assistance

To support ongoing research programmes the Corporation applies for external funding opportunities from Industrial Research Assistance Program (“IRAP”) and other agencies. Grants awarded are merit-based and only a small percentage of applications are approved and receive assistance.

Government assistance awarded for the year ended December 31, 2005, 2004 and 2003 was $45,000, $864,430 and $154,780, respectively. Government assistance related to IRAP grants from the National Research Council of Canada (“NRC”). In addition to the IRAP grants ViRexx received a technology commercialization award from Alberta Heritage Foundation for Medical Research (“AHFMR") in 2004. Details on the amount of government assistance received in each year are displayed in the below table:

	Year Ended December 31,
	2005	2004	2003
	$	$	$
IRAP	45,000	364,430	154,780
AHFMR	—	500,000	—
	45,000	864,430	154,780

Prior to commercialization, ViRexx expects to continue to incur substantial research and development expenditures. The following table outlines projected expenditures for each product candidate for the fiscal year 2006. These projected expenditures are an estimate only based on current plans but may change as research and development proceeds.

	Projected Expenditures
	Quarter 1 2006	Quarter 2(1) 2006	Quarter 3(1) 2006	Quarter 4(2) - 2006	2006 Total
Chimigen™	1,076,211	1,017,515	1,178,421	1,591,395	4,863,542
T-ACT™	770,509	796,823	446,125	546,550	2,560,007
AIT™	205,100	234,218	228,353	1,250,983	1,918,654
Total Projected Research & Development Expenditures	2,051,820	2,048,556	1,852,899	3,388,928	9,342,203

Notes:
(1)     Proposed Milestones for 2006
        Q2/Q3 2006
        – Commence HepaVaxx B Phase I Clinical Trial
        – Complete Occlusin™ 50 Injection Phase I liver cancer clinical trial
        – Select HepaVaxx C clinical candidate

(2)       Proposed Milestones for 2006
     Q4 2006
     – Commence HepaVaxx B Phase I Clinical Trial
     – Complete Occlusin™ 50 Injection Phase I liver cancer clinical trial
     – Select HepaVaxx C clinical candidate

A further description of our three major research and development projects are as follows:

Our most advanced programs include drug candidates for the treatment of ovarian cancer, chronic Hepatitis B & C and solid tumours. We have three technology platforms: the antibody-based immunotherapy (“AIT”), Chimigen™ , and the T-ACT™ ’platforms. The AIT™  and Chimigen’ platforms are designed to stimulate the immune system to recognize and remove certain cancers and chronic viruses. These three technology platforms are referred to above.

AIT™  Platform Technology

The lead product candidate from the AIT™ platform is OvaRex® MAb, a therapy for late-stage ovarian cancer. OvaRex® MAb is currently the subject of two pivotal Phase III clinical trials in more than 60 sites in the United States. A wholly owned subsidiary of ViRexx (the “Subsidiary”) has licensed to Unither Pharmaceuticals, Inc. (“Unither”), a subsidiary of United Therapeutics Corporation, exclusive rights for development and commercialization of OvaRex® MAb and four other monoclonal antibodies worldwide, with the exception of rights retained by the Subsidiary to most member nations of the European Union (EU) and certain other countries. Negotiations are underway to license the distribution and/or marketing rights for certain European and Middle East countries as well as the rights to manufacture and supply finished product for all of Europe. Successful completion of these agreements will secure global manufacture and distribution for OvaRex® MAb, upon regulatory approval making the product candidate available to an estimated $750 million global marketplace.

In December, 2005 Unither announced that the first of two Phase III OvaRex® MAb trials (IMPACT I) had reached its target enrolment of 177 patients. Enrolment in the second Phase III trial (IMPACT II) is progressing as expected, reaching 85% of its target as of December 31, 2005. The two identical Phase III double-blind placebo controlled trials which commenced in January 2003 are being conducted at more than 60 sites across the United States. The trials are designed to evaluate time to disease relapse in patients who have undergone debulking and frontline chemotherapy, comparing OvaRex® MAb to placebo. The study will conclude upon accumulating 118 relapses in each trial. Unither is also conducting a Phase II trial of OvaRex® MAb in combination with front line chemotherapy, and has enrolled 39 of a targeted 40 patients as of December 31, 2005. Total costs expended by us in 2005 for the AIT™  Platform were $396,334.

T-ACT™  Platform Technology

The T-ACT™ platform is designed to cut off the blood supply to tumors, leading to tumour tissue starvation and tumour death. The lead product candidate of the T-ACT™ platform is Occlusin™ 50 Injection, a treatment for solid liver tumours. The Occlusin™ 50 Injection safety trial is being conducted at the Toronto General Hospital under the direction of Dr. Morris Sherman. The trial is designed to examine the safety of Occlusin™ 50 Injection when used as an embolizing agent as part of transcatheter arterial chemoembolization (“TACE”) procedures for the treatment of cancer of the liver. Five patients had received treatment as of December 31, 2005 without any product-related serious adverse events reported. Interim data analysis demonstrated a decrease in tumour volume in four of the five patients treated with Occlusin™ 50 Injection. Total costs expended in 2005 for the T-ACT™ ’Platform were $1,236,748. Partnering discussions have been initiated with more than a dozen companies interested in Occlusin™ 50 Injection. Specifically, ViRexx is evaluating potential partners interested in licensing the manufacturing and distribution rights to Occlusin™ 50 Injection for Asia, the territory representing the greatest potential for such a product. Successful completion of an agreement with a partner for this territory will result in an accelerated clinical development program for Occlusin™ 50 Injection, as the prevalence of liver cancer is higher in Asia than anywhere else in the world. The Corporation estimates the market for Occlusin™ 50 Injection in Asia at more than $300 million.

Chimigen™ Platform Technology

The lead product candidate from the Chimigen™ platform is HepaVaxx B, a therapeutic vaccine for the treatment of chronic hepatitis B infection. In early 2005, the Corporation entered into an agreement with a contract manufacturer, Protein Sciences Corporation (“PSC”) of Meriden, Connecticut, for the production of HepaVaxx B Vaccine for a Phase I clinical trial. PSC successfully manufactured cGMP product in the fourth quarter of 2005 and discussions with Health Canada are underway for the purpose of beginning a Phase I safety trial in the second quarter of 2006. Our second Chimigen™ vaccine candidate, HepaVaxx C, is a therapy for the treatment of chronic hepatitis C. Continued efforts in 2006 will be directed to select a Chimigen™ hepatitis C vaccine candidate for clinical testing. Partnering discussions have also been initiated for HepaVaxx B. Specifically; ViRexx is targeting potential clinical co-developers with a strong presence in Asia where almost three quarters of the world’s chronic hepatitis B and hepatitis C sufferers exist. The Corporation estimates the market for HepaVaxx B in Asia at more than $2 billion.

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

Supplemental Information

Selected Annual Information	2005	2004
Statement of Operations
Total expenses	$10,899,646	$3,755,739
Other (expense) income	$81,506	$97,979
Net loss before income taxes	$(10,818,140)	$(3,657,760)
Basic and diluted loss per common share	$(0.13)	$(0.14)
Weighted-average number of common shares outstanding	55,827,119	25,268,388

Balance Sheet
Working capital	$5,107,948	$8,836,650
Total assets	$36,286,345	$45,722,445
Total long-term liabilities	$1,168,377	$6,749,947
Shareholders' equity	$34,447,802	$37,190,587
Common shares outstanding	58,443,445	53,276,477

Summary of Quarterly Results

2005	Q1	Q2	Q3	Q4	Annual
Government assistance	—	$45,000	—	—	$45,000
Net Earnings (Loss)	$(1,702,833)	$(2,008,677)	$(2,005,191)	$(3,543,013)	$(7,459,714)
Basic and diluted earnings (loss) per share	$(0.03)	$(0.04)	$(0.04)	$(0.02)	$(0.13)

2004	Q1	Q2	Q3	Q4	Annual
Government assistance	$261,525	$193,936	$88,969	$320,000	$864,430
Net Earnings (Loss)	$(489,405)	$(853,798)	$(962,987)	$(1,351,570)	$(3,657,760)
Basic and diluted earnings (loss) per share	$(0.03)	$(0.03)	$(0.04)	$(0.04)	$(0.14)

Our quarterly results have fluctuated primarily as a result of the level of operational activities and the availability of resources to fund operational activities.

The quarterly results have varied primarily as a result of availability of resources to fund operations and the timing of significant expenses incurred in the development of the Company’s product candidates (manufacturing, clinical trials).

Outstanding Share Data	2005	2004
Common shares issued and outstanding	58,443,445	53,276,477
Stock options outstanding	6,970,200	6,369,168
Warrants outstanding	2,819,299	12,543,095

Stock options and warrants exercised are converted into an equal number of common shares. If fully exercised the stock options and warrants could generate proceeds of $8,761,184.

Corporate Administration & Marketing

Corporate administration expenses for the year ended December 31, 2005, totalled $3,650,282, an increase of $1,762,571 from $1,887,711 in general and administration expenses recorded for the corresponding period ended December 31, 2004. The difference is attributable to stock-based compensation recorded for options granted and consulting costs associated with investor relations and corporate communication activities. Additional costs were also incurred due to an increase in the number of administrative staff required and costs related to the acquisition of AltaRex Medical Corp.

Corporate administration expenses for the year ended December 31, 2004 totalled $1,887,711, an increase of $995,675 from the $892,036 recorded for the year ended December 31, 2003. The difference is due to expenditures incurred in maintaining existing and new patent and trademarks, TSX listing fees as well as an increase of insurance costs due to elevated premiums and expansion of director and officer liability coverage.

For 2006, a decrease in corporate administration expenses is anticipated by employing a more focused approach towards investor relations and not incurring one-time costs related to the acquisition of AltaRex Medical Corp.

Stock-based Compensation

Effective January 1, 2004, we became subject to the additional requirements of the CICA relating to stock-based compensation. The new standard requires that all stock option awards be valued on the date of grant using the fair value method and be expensed directly to the income statement. In accordance with the transition rules, we recorded an adjustment to the opening 2004 deficit in the amount of $734,773.

Stock-based compensation expense for the year ended December 31, 2005 totalled $457,349, which reflects the vested portion of the 940,000 options granted during 2005 and of options granted prior to 2005.

Depreciation and Amortization

Amortization expense relates to laboratory equipment, facility leaseholds and equipment and intellectual property. Amortization expense for the years ended December 31, 2005, 2004 and 2003 was $2,499,174, $71,348 and $31,596 respectively. The increase in amortization expense in 2005 is mainly due to the intellectual property acquired in December 2004 being amortized and charged to operations. Also, additional computer equipment and hardware were purchased over the course of 2005.

We anticipate that amortization expense to remain constant in 2005 as most capital intensive activities have been outsourced to contract manufacturing organizations.

Intellectual Property

Patent and trademark expenses for the twelve months ended December 31, 2004 totalled $271,384, an increase of $196,560 from the $74,824 recorded for the year ended December 31, 2003.

Patent and trademark expenses for the twelve months ended December 31, 2005 totalled $445,545, an increase of $174,161 from the $271,384 recorded for the year ended December 31, 2004.

We will continue to incur significant patent costs during the twelve months of 2006 and in future years to protect our technologies. We anticipate third party intellectual property costs of approximately $500,000 in 2006. All 2006 patent costs will be funded from working capital.

Capital Expenditures

Capital expenditures on property and equipment were $403,364 for the twelve months ended December 31, 2004 compared to $94,617 for the year ended December 31, 2003.

Capital expenditures on property and equipment were $131,991 for the twelve months ended December 31, 2005 compared to $403,364 for the twelve months ended December 31, 2004.

Currently we have no significant commitments for property and equipment expenditures and estimate that all capital expenditures will be funded from working capital and/or capital leases.

B.	Liquidity and capital resources

We currently have no contributing cash flows from operations. As a result, we rely on external sources of financing, such as the issue of equity or debt securities, the exercise of options or warrants, and investment income. No revenues from operations are expected until certain milestone and royalty payments from license and collaboration agreements have been earned or commercialization of a product candidate has occurred.

At December 31, 2005, the Corporation’s cash and cash equivalents totalled $5,571,850 as compared with $9,462,988 at December 31, 2004. Our net cash used in operating activities amounted to $7,551,102 for the year ended December 31, 2005 and reflects the Corporation’s use of cash to fund its net operating losses and the net changes in non-cash working capital balances. During 2005, we raised $3.8 million from a brokered private placement net of share issuance costs and an additional $2.2 million from the exercise of warrants and stock options. Also during 2005, we incurred $2.3 million of share repurchase costs.

At December 31, 2004, the cash and cash equivalents totalled $9,462,988 as compared to $2,708,599 at December 31, 2003. The net cash used in operating activities totalled $3,266,213 for the year ended December 31, 2004 as compared to $575,252 for the year ended December 31, 2003 and reflects the use of cash to fund net operating losses and the net changes in non-cash working capital balances.

Subsequent to December 31, 2005 we completed a brokered private placement on February 16, 2006 of 10,909,090 units for gross proceeds of $12,000,000. Each unit consists of one common share and one share purchase warrant. Each share purchase warrant entitles the holder to purchase one common share of ViRexx at a price of Cdn $1.50 for a period of 2 years. The broker for the private placement received cash of 7% of the gross proceeds and 1,090,909 broker warrants as a commission. Each broker warrant entitles the broker to acquire one common share of the Corporation for $1.50 per share for a period of 2 years from the date of issuance.

We have employed cost savings alternatives as much as possible in order to manage its cash reserve and operating expenditures. Planned activities have been focused on advancing ViRexx’s lead product candidates while transforming its pipeline from the pre-clinical stage to a broader pipeline of clinical product candidates. Additional capital resources may be required depending on the progress of research and development programs along with the outcome of clinical trials and pre-clinical studies results. Such capital resources could be derived through equity, debt financings, achievement of milestone payments or collaborative arrangements with corporate partners of from other sources. Our ability to generate additional capital is subject to uncontrollable factors as outlined in the “Risks and Uncertainties” section of this document. If the Corporation has insufficient capital its technology platforms or components of them may have to be delayed, reduced or eliminated..

Convertible Debentures

On August 15, 2002, United Therapeutics was issued a note payable (the “United Note Payable”) in exchange for proceeds of US$433,310 and the note was secured by the intellectual property of the AIT™ Platform. Interest was paid on the United Note Payable quarterly at 6% per annum. On August 23, 2005 the United Note Payable principal balance was converted into 485,300 common shares of the Corporation at a price of Cdn $1.07 per share.

On September 20, 2002, the Corporation issued three convertible debentures (“Convertible Debenture”) totaling $685,000 bearing interest at 12% per annum, accrued monthly, payable September 20, 2005. The debentures were secured by a specific charge against the T-ACT™ Technology patents. The debentures were convertible, at the option of the holder, into common shares of the Corporation at any time prior to September 20, 2005. In 2003, $235,000 of these debentures were converted to common shares. During 2005, the Corporation redeemed $400,000 of principal plus accrued interest of $181,745 and converted $50,000 plus accrued interest of $22,010 into 75,800 common shares of the Corporation at a price of $0.95 per share.

Outlook

We are a research and development company, with a primary focus being the development and commercialization of its product candidates. We expect expects to continue to incur operating losses in 2006 and until the first commercialized products are introduced in the next 24 months. Net research and development costs are expected to continue to increase in 2006 from those incurred in 2005 as we advance the development of Occlusin™ Injection, HepaVaxx B and HepaVaxx C therapeutic vaccines.

As of March 31, 2006, we had $14,429,807 in cash equivalents and short-term investments as compared to $5,571,850 at December 31, 2005.

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

Trademarks And Trade Names

We rely upon our Canadian trade mark registrations to protect our technology. These registrations include ViRexx®,ViRexx Power to Cure®, AIT®, AltaRex®, BrevaRex®, GivaRex®, IRT®, Occlusin® OvaRex®, ProstaRex® and T-ACT®. In the United States, we have registered trademarks for ViRexx®, AIT®, AltaRex®, BrevaRex®, GastaRex®, GivaRex®, GynaRex®, HepaRex®, MylaRex®, OvaRex®, PleuraRex® and ProstaRex® as well as pending applications for the brand names related to its other developing product candidates including LivRex™, Occlusin™ and ViRexx Power to Cure Design. In addition, we have received registration and have pending applications for registration of our marks and names in other jurisdictions including Australia, Austria, the European Community, Germany, Hungary, Japan, Norway and Switzerland.

We currently have pending trademark applications in Canada for Hepclusin™ and Chimigen™.

D.	Trend information

We have not had production or sales and have no inventory of product candidates.

E.	Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements

F.	Tabular Disclosure of Contractual Obligations

At December 31, 2005, expected minimum lease payments in each of the next five years and in total, relating to the office and laboratory facility and clinical research and milestone payments are as follows:

	2006	2007	2008	2009	2010	> 2010
Operating lease obligations	554,257	113,126	115,885	115,885	115,885	48,285
Milestone payments	-	-	-	-	-	500,000(1)
Total contractual obligations	554,257	113,126	115,885	115,885	115,885	548,285

Notes:
(1)	License agreement milestone payments to third party upon commencement of Phase III clinical trials for each product candidate.

G.	Safe Harbour

Not applicable.

Item 6.	Directors, Senior Management and Employees

A.	Directors and senior management

Each director is generally elected by a vote at the annual meeting of shareholders to serve for a term of one year. Each executive officer will serve until his/her successor is elected or appointed by the Board of Directors or his/her earlier removal or resignation from office. There are no family relationships between any of our executive officers and our directors. The following table lists our directors and senior management together with their respective positions as of March 31, 2006:

Name	Position and Offices and Starting Date
Dr. Antoine A. Noujaim	Former Chairman, Former Chief Executive Officer and a Director since December 22, 2003 (on extended medical leave since October 24, 2005)
Dr. D. Lorne Tyrrell	Chief Executive Officer since November 1, 2005 and Chief Scientific Officer and a Director since December 22, 2003
Jacques R. Lapointe	Director since December 9, 2004
Bruce D. Brydon	Director since December 9, 2004
Thomas E. Brown	Director since December 22, 2003
Dr. Jean Claude Gonneau	Director since April 14, 2004
Douglas Gilpin, CA	Director since April 14, 2004; Chairman of the Board since October 24, 2005,
Macaraig (Marc) Canton	President and Chief Operating Officer since February 1, 2005, Acting Chief Financial Officer since November 2, 2005
Michael W. Stewart	Vice President, Operations, Oncology since December 22, 2003
Dr. Rajan George	Vice President, Research & Development, Infectious Diseases since December 22, 2003
Dr. Andrew Stevens	Vice President, Clinical and Regulatory Affairs since December 22, 2003
Dr. Irwin Griffith	Vice President, Drug Development, Infectious Disease since April 5, 2004

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

D. Lorne Tyrrell, Ph.D. M.D.
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

Jacques R. Lapointe
Mr. Lapointe has been a Director of ViRexx since December 9, 2004. He is Chairman of the Board of ConjuChem Inc. and recent President and Chief Operating Officer of BioChem Pharma, Inc. (Montreal, Quebec). Mr. Lapointe has more than 30 years of leadership and operational experience with global biotechnology and pharmaceutical organizations. Prior to BioChem Pharma, Mr. Lapointe was with Glaxo Wellcome plc for 12 years and held the positions of President and CEO of Glaxo Canada as well as Glaxo Wellcome U.K. His earlier experience included operations, marketing and sales, in positions at Johnson & Johnson Canada. Mr. Lapointe is a former Chairman of the Pharmaceutical Manufacturers Association of Canada (PMCA), now known as Canada’s Research-based Pharmaceutical Companies (Rx&D). In 2003, Mr. Lapointe became President and CEO of ConjuChem Inc.

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

Douglas Gilpin, CA
Mr. Douglas Gilpin has been a director of ViRexx since April 14, 2004. Mr. Gilpin is a Chartered Accountant with more than 30 years of business advisory and consultancy experience. He was a partner with KPMG LLP from 1981 until his retirement from the firm in 1999. His practice focused on business advisory and assurance and involved work with numerous companies in the biotechnology field. Since October 24, 2005, Mr. Gilpin has been Chairman of ViRexx.

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

B.    Compensation

As at December 31, 2005, we had six executive officers. The aggregate cash compensation (including salaries, fees (including Director’s fees), commissions, bonuses to be paid for services rendered, bonuses paid for services rendered in a previous year, and any compensation other than bonuses earned, the payment of which is deferred), paid to and/or accrued in favour of such executive officer and corporations controlled by them by us for services rendered during the fiscal year ended December 31, 2005 was $240,000 to Dr. Noujaim, $100,000 to Dr. Tyrrell who replaced Dr. Noujaim as CEO, $183,333 to Mr. Canton, $406,923 (inclusive of severance pay) to Mr. Salmon [former CFO], $126,000 to Mr. Stewart, $126,000 to Dr. George, $125,000 to Dr. Stevens and $131,250 to Dr. Griffith. We did not pay or accrue any other aggregate additional direct non-cash compensation to the executive officers during the financial year ended December 31, 2005. As at December 31, 2005, no amounts have been accrued or set aside for pension, retirement or other benefits for the executive officers and directors. When Dr. Noujaim went on extended medical leave, the Directors agreed to pay him the equivalent of one (1) year’s base salary.

Summary Compensation Table

The following table sets forth the compensation paid by us for the most recently completed financial year in respect of the directors and members of our administrative, supervisory or management bodies:

					Long-Term Compensation
		Annual Compensation			Awards		Payouts
Name and Principal Position	Year	Gross Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Options/ SARs(4) Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP(1) Payouts(2) ($)	All Other Compensation ($)
Dr. Antoine A. Noujaim, (3) [Former Chairman, Former President, Former Chief Executive Officer] Director	2005	240,000	Nil	Nil	Nil	Nil	Nil	Nil
Dr. D. Lorne Tyrrell, Chief Executive Officer and Chief Scientific Officer	2005	100,000	Nil	Nil	500,000	Nil	Nil	Nil
Jacques R. Lapointe, Director	2005	Nil	Nil	6,250	Nil	Nil	Nil	Nil
Bruce D. Brydon, Director	2005	Nil	Nil	9,000	Nil	Nil	Nil	Nil

					Long-Term Compensation
		Annual Compensation			Awards		Payouts
Name and Principal Position	Year	Gross Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Options/ SARs(4) Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP(1) Payouts(2) ($)	All Other Compensation ($)
Thomas E. Brown, Director	2005	Nil	Nil	9,500	Nil	Nil	Nil	Nil
Dr. Jean Claude Gonneau, Director	2005	Nil	Nil	8,250	Nil	Nil	Nil	Nil
Douglas Gilpin, CA, Director	2005	Nil	Nil	9,750		Nil	Nil	Nil
Macaraig (Marc) Canton,, President, COO and acting CFO	2005	183,333	Nil	Nil	300,000	Nil	Nil	Nil
Michael W. Stewart, Vice President of Operations, Oncology	2005	126,000	Nil	Nil		Nil	Nil	Nil
Dr. Rajan George, Vice President, Research and Development, Infectious Diseases	2005	126,000	Nil	Nil	Nil	Nil	Nil	Nil
Dr. Andrew Stevens, Vice President, Clinical and Regulatory	2005	125,000	Nil	Nil	Nil	Nil	Nil	Nil
Dr. Irwin Griffith, Vice President, Drug Development and Infectious Diseases	2005	131,250	Nil	Nil	Nil	Nil	Nil	Nil
Rob Salmon, [Former Chief Financial Officer & Secretary]	2005	406,923	Nil	Nil	Nil	Nil	Nil	Nil

Notes:
(1)	Long Term Incentive Plan (“LTIP”) is a plan of compensation based on the performance of ViRexx over several financial years.
(2)	ViRexx does not have any plans, which provide compensation intended to serve as incentive to executive officers for performance to occur over a period longer than one year.
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

The directors listed above were elected to serve as directors at the annual and special meeting of the shareholders held on June 16, 2005 for the ensuing year until the next annual meeting of the shareholders. They were re-elected on June 16, 2005 to serve for the coming year until the next annual meeting. All of these directors are members of the environmental committee.

Douglas Gilpin, Thomas Brown and Bruce Brydon constitute the audit committee.

Jacques Lapointe, Thomas Brown and Dr. Jean Claude Gonneau constitute the compensation committee.

Douglas Gilpin, Bruce Brydon and Dr. Jean Claude Gonneau constitute the nominating and corporate governance committee.

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

Audit Committee

The members of the Audit Committee are all outside and unrelated directors and are independent from any interest in us. The Chairman of the Audit Committee is Douglas Gilpin. He was specifically recruited for his accounting and financial skills. All members of the Audit Committee are considered financially literate. The Audit Committee met formally four times in 2005 and several times by telephone and all members were present at each meeting. We formally adopted the Audit Committee Charter on April 11, 2005. The stated purpose of the Audit Committee is to serve as an independent and objective party to monitor the integrity of our financial reporting process and system of internal controls, to review, appraise and monitor the independence and performance of our independent auditors and to provide an avenue for open communication among the independent auditors, management and the Board of Directors. All members of the Audit Committee must have a basic understanding of finance and accounting and must be able to read and understand fundamental financial statements. In addition, the Audit Committee reviews the independence and performance of its auditors and approves the fees and other significant compensation to be paid to the independent auditors. The Audit Committee has direct access to the independent auditors at all times and has the ability to retain, at our expense, special legal, accounting or other consultants or experts it deems necessary in the performance of its duties.

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

We have employment agreements or remuneration arrangements with all of our executive officers. Each agreement or arrangement provides for salary, benefits, bonuses and incentive stock option grants for the executive officer, and for compensation if his or her employment is terminated. Commencing January 1, 2005, directors are paid $1,500 per board meeting and $250 per committee meeting, except as described herein, there are no other agreements or other remuneration arrangements with any of its directors. The Compensation Committee met twice formally during 2005 but communicated informally from time to time.

Nominating and Corporate Governance Committee

The members of this Committee are all outside and unrelated directors and are independent from any interest in us. The Nominating and Corporate Governance Committee also adopted a charter on April 11, 2005.

Pursuant to its charter, the Nominating and Corporate Governance Committee takes responsibility for preparing the disclosure in the Information Circular concerning corporate governance, and for developing and monitoring our general approach to corporate governance issues as they arise. It also assumes responsibility for assessing current members and nominating new members to the Board of Directors and ensuring that all Board members are informed of and are aware of their duties and responsibilities as a director of us. The Nominating and Corporate Governance Committee takes responsibility for the adoption of adequate policies and procedures to allow us to meet our continuous disclosure requirements, manage our principal risks, review the strategic plan on a timely basis, develop and monitor corporate policies relating to trading in securities, ensuring the Board annually reviews organizational structure and succession planning, reviews areas of potential personal liability of directors and ensures reasonable protective measures are in place and causes the Board to annually review its definition of an unrelated director. The Committee met formally twice in 2005 and communicated informally from time to time.

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

The Environmental Committee meets each time we have a board meeting because it is a committee of the whole board.

D.	Employees

As at March 31, 2006, we have 31 fulltime employees and one part time employee of which 18 hold a Ph.D. There are currently 24 employees in research and development, and 7 employees in administration, corporate affairs and business development. All employees execute confidentiality and non-competition agreements and assignments of intellectual property rights to us.

We are not party to any collective bargaining agreements, have never experienced any material labour disruption and are unaware of any current efforts or plans to organize employees. We consider our relationship with our employees good.

E.	Share ownership

The following table sets out the names and titles of our executive officers and directors and their respective common share ownership in us as at March 31, 2006:

Name	Title/Office	Share Ownership directly or indirectly and as a % of Outstanding Shares
Dr. Antoine A. Noujaim	Director and Former Chief Executive Office	5,944,019
		8.55%
Dr. D. Lorne Tyrrell	Chief Executive Officer, Chief Scientific Officer and Director	1,656,792
		2.3%
Jacques R. Lapointe	Director	175,000
		0.25%
Bruce D. Brydon	Director	Nil

Name	Title/Office	Share Ownership directly or indirectly and as a % of Outstanding Shares
Thomas E. Brown	Director	911,580
		1.31%
Dr. Jean Claude Gonneau	Director	20,000
		0.03%
Douglas Gilpin, CA	Chairman and Director	Nil
Macaraig (Marc) Canton	President and Chief Operating Officer and Acting Chief Financial Officer	100,000
		0.14%
Michael W. Stewart	Vice President, Operations, Oncology	266,039
		0.038%
Dr. Rajan George	Vice President, Research & Development, Infectious Diseases	65,325
		0.09%
Dr. Andrew Stevens	Vice President Regulatory Affairs	Nil
Dr. Irwin Griffith	Vice President, Drug Development, Infectious Disease	Nil

The names and titles of our executive officers and directors to whom options have been granted by us which are outstanding as of March 31, 2006 and the number of Common Shares subject to such options are set forth in the following table:

Name	Title/Office	Number of Shares	Exercise Price	Expiry Date
Dr. Antoine A. Noujaim,	Director(1) , Former President & Chief Executive Officer	350,000 1,125,000 200,000 150,000	$0.80 $0.48 $0.90 $1.50	December 23, 2008 May 15, 2013 December 16, 2014 February 15, 2008
Dr. D. Lorne Tyrrell	Chief Executive Officer, Chief Scientific Officer & Director	300,000 20,000 500,000	$0.80 $0.90 $0.99	December 23, 2008 December 16, 2014 November 1, 2015
Dr. Jean Claude Gonneau	Director	125,000 20,000	$0.80 $0.90	April 14, 2009 December 16, 2014
Douglas Gilpin	Director	125,000 20,000	$0.80 $0.90	April 14, 2009 December 16, 2014

Name	Title/Office	Number of Shares	Exercise Price	Expiry Date
Jacques R Lapointe	Director	10,000 20,000 50,000 200,000 125,000	$6.26 $0.94 $0.76 $0.86 $0.90	May 24, 2011 June 19, 2012 July 18, 2012 June 9, 2013 December 16, 2014
Bruce D. Brydon	Director	10,000 20,000 75,000 125,000	$3.90 $0.94 $0.86 $0.90	April 10, 2011 June 19, 2012 June 9, 2013 December 16, 2014
Thomas E. Brown	Director	150,000 20,000	$0.80 $0.90	December 23, 2008 December 16, 2014
Macraig (Marc) Canton	President, Chief Operating Officer and Acting Chief Financial Officer	300,000	$1.17	February 1, 2015
Michael W. Stewart	Vice President Operations, Oncology	100,000 50,000 15,000	$0.80 $0.86 $0.90	December 23, 2008 January 9, 2013 December 16, 2014
Dr. Rajan George	Vice President, Research and Development	150,000 15,000	$0.80 $0.90	December 23, 2008 December 16, 2014
Dr. Andrew Stevens	Vice President, Clinical and Regulatory Affairs	100,000 15,000	$0.80 $0.90	December 23, 2008 December 16, 2014
Dr. Irwin Griffith	Vice President, Drug Development	100,000 15,000	$0.80 $0.90	April 14, 2009 December 16, 2014

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

During the financial year ended December 31, 2005, there were 890,000 options granted to the Directors, employees or executives of the Corporation pursuant to the option plan or otherwise.

As at December 31, 2005, 6,670,200 out of the authorized 8,256,000 options have been granted leaving 1,585,800 available for future grants. Any options which are exercised do not replenish the option pool.

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

The following table sets forth information in respect of compensation plans under which equity securities of the Corporation are authorized for issuance, as at the Corporation’s financial year ended December 31, 2005:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders	6,670,200(1)(2)	$1.76	1,585,800(1)
Equity compensation plans not approved by security holders	703,567(3)(4)(5)	$1.29	Nil
Total:	7,373,767		1,585,800

Notes:
(1)
Includes 6,670,200 Shares issuable upon exercise of outstanding Options during the Corporation’s financial year ended December 31, 2005. The Corporation can grant no more than 8,256,000 Options under the Option Plan. See “Stock Options”.

(2)	Includes 50,000 and 85,000 Options granted to the University of Alberta on December 23, 2003 and April 14, 2004 respectively, pursuant to a license agreement dated December 13, 2001.
(3)	Includes an Option granted to Mr. Canton on February 1, 2005 to purchase 300,000 Shares of the Corporation at a purchase price of $1.17 per Share.
(4)	Includes warrants granted to Montex Exploration Limited on September 9, 2005 to purchase up to 403,567 Shares at a price of $1.20 per Share until September 9, 2007.
(5)
During the Corporation’s financial year ended December 31, 2005, Canaccord Capital Corporation (“Canaccord”) exercised warrants to purchase 1,100,000 Shares at a purchase price of $0.80 per Share. These warrants were granted in consideration of services rendered in connection with a public offering based on the Corporation’s prospectus dated March 26, 2004. As well, of the warrants to purchase 500,000 Common Shares granted to Canaccord in connection with a special warrant private placement, Canaccord exercised warrants purchase 500,000 Shares at a price of $0.80 per Share.

F.	Pension and Retirement Plans and Payments made upon Termination of Employment

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

Item 7.	Major Shareholders and Related Party Transactions

A.	Major shareholders

The following table sets forth, as at March 31, 2005, certain information regarding each person who is known to us as an owner of more than 5% of the outstanding Common Shares of us.

Name	Class	Amount Owned(1)	% of Class
Dr. Antoine A. Noujaim	Common	5,944,019	8.55%
Canmarc Trading Co.(2)	Common	7,018,510	10.09%

(1)	Includes the Common Shares directly controlled by Dr. Noujaim.
(2)	Michael Marcus of Houston, Texas, holds 100% voting and dispositive power over Canmarc Trading Co.

None of our major shareholders have different voting rights.

Based on a report by Computershare, as at March 31, 2006, there were 32 registered Shareholders in the United States that held common shares totalling 10,820,827 or 15.56% percent of the common shares outstanding.

To the extent known to us, we are not directly or indirectly owned or controlled by any Foreign Government, or by any other natural or legal persons, severally or jointly.

B.     Related party transactions

To the best of the knowledge of our management, other than information already disclosed elsewhere in this Form 20-F and except for employment agreements with Executive Officers and stock option agreements, no person who has been an insider of us for the three (3) most recently completed financial years ended December 31, 2005, December 31, 2004 or December 31, 2003 or subsequent period to the date of this Form 20-F or any associate or affiliate of such insider has had any material direct or indirect interest in any material transaction with us since January 1, 2003 or in any proposed transaction which has materially affected or would materially affect us or our subsidiaries.

[1]
“Related Party” means, in relation to a corporation, a promoter, officer, Director, other insider or Control Person of that corporation (including an issuer) and any associates and affiliates of any of such persons. In relation to an individual, related party means any associates of the individual or any corporation of which the individual is a promoter, officer, Director or Control Person.

C.	Interests of experts and counsel

Not Applicable.

Item 8.	Financial Information

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

Our Common Shares are traded on the Toronto Stock Exchange under the symbol “VIR” and on the American Stock Exchange (“AMEX”) under the symbol “REX”. The following tables set forth, the annual high and low market prices for the five most recent full financial years as reported on the Toronto Stock Exchange and for the period indicated on AMEX:

Toronto Stock Exchange (in CDN$):

	High	Low
December 31, 2005	2.13	0.89
December 16, 2004 - December 31, 2004(1)	1.22	0.85
TSX Venture Exchange
December 15, 2004(1)	1.60	0.90
December 31, 2003(2)	0.14	0.10
December 31, 2002(3)	0.23	0.15
December 31, 2001(3)	0.55	0.30

Notes:
(1)	ViRexx’s Shares were delisted from the TSXV on December 15, 2004 and commenced trading on the TSX on December 16, 2004 as a result of the AltaRex Arrangement effective December 10, 2004.
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

(3) The trading price of common shares of Norac.

AMEX (in USD$):

	High	Low
December 23, 2005 - December 31, 2005(1)	1.46	1.08

Notes:
(1)	ViRexx’s Shares commenced trading on AMEX on December 23, 2005.

The high and low market prices for each full financial quarter over the two most recent full financial years and the subsequent period are as set forth below:

Toronto Stock Exchange (in CDN$):

	High	Low (1)
March 31, 2006	1.66	1.22
December 30, 2005	1.61	0.89
September 30, 2005	1.15	0.94
June 30, 2005	1.59	0.96
March 31, 2005	2.13	1.09
December 16, 2004 - December 31, 2004	1.22	0.85
TSX Venture Exchange
December 15, 2004	1.20	0.94
September 30, 2004	1.18	0.90
June 30, 2004	1.60	1.02
March 31, 2004	-	-

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

AMEX (in USD$):

	High	Low
March 31, 2006	1.43	1.08
December 23, 2005 - December 31, 2005	1.46	1.08

For the most recent six months, the high and low market prices of our Common Shares are as set forth below:

Toronto Stock Exchange (in CDN$):

	High	Low
March 31, 2006	1.40	1.22
February 28, 2006	1.50	1.26
January 31, 2006	1.66	1.30
December 31, 2005	1.61	1.03
November 30, 2005	1.15	0.89
October 31, 2005	1.04	0.94

AMEX (in USD$):

	High	Low
March 31, 2006	1.23	1.08
February 28, 2006	1.34	1.10
January 31, 2006	1.43	1.12
December 23, 2005 - December 31, 2005	1.46	1.08

Our Common Shares were de-listed from the TSX Venture Exchange on December 15, 2004 and contemporaneously listed on the Toronto Stock Exchange.

      Option Summary

      See Note 11 to Item 18 “Consolidated Financial Statements” for tabular historical option and warrant information.

Granted Options pursuant to licensing agreements:
License Agreement: Tyrrell Hepatitis monoclonal technology
Time of Grant: Concurrent with close of each financing round and/or financing tranche
Vesting: Concurrent with grant of option
Term: Five years from grant of option

Name	Vesting Schedule	Date ofGrant	Expiry Date	Exercise Price	Options Granted	Outstanding 9/30/2005	Vested 9/30/2005	Expiration Year
University of Alberta	Immediate	23-Dec-2003	23-Dec-2008	$0.80	50,000	50,000	50,000	2008
University of Alberta	Immediate	14-Apr-2004	14-Apr-2009	$0.80	85,000	85,000	85,000	2009
					135,000	135,000	135,000

B.	Plan of Distribution

Not Applicable.

C.	Markets

       Our Common Shares are listed for quotation on the Toronto Stock Exchange under “VIR” and “REX” on the American Stock Exchange.

D.	Selling Shareholders

Not Applicable.

E.	Dilution

Not Applicable.

F.	Expenses of the issue

Not Applicable.

Item 10.	Additional Information

A.	Share capital

ViRexx is authorized to issue an unlimited number of common shares (“ViRexx Shares”) of which 69,542,535 ViRexx Shares are issued and outstanding as fully paid and non-assessable as at March 31, 2006.

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

Options and Warrants

ViRexx currently has outstanding stock options and common share purchase warrants to purchase common shares as outlined in Item 18, Note 11 of our audited financial statements.

Share Sales

The share issuance history during the past three years is contained in Note 11 of the audited Financial Statements of ViRexx.

History of Share Capital

On February 15, 2006, the Corporation completed a private placement through its agent, Life Sciences Investment Inc., of 10,909,090 units, each unit is comprised of one common share (“Common Share”) and one common share purchase warrant (“Warrant”), for gross aggregate proceeds of CDN $12,000,000 ($1.10 per unit). Each Warrant entitles the holder to purchase one Common Share at a price of $1.50 until February 15, 2008.

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

On the date of the ViRexx Public Offering, February 15, 2006, ViRexx issued the following securities:

Date of Issue	Number of Shares Issued (1)	Price per Share	Manner of Issuance
February 15, 2006	10,909,090	$1.10	From treasury
February 15, 2006	1,090,900	$1.10	From treasury as corporate finance fee to the Agent

Notes:
(1)   On February 15, 2006, ViRexx closed a private placement of 10,909,090 units for $12,000,000. Each unit consists of one common share and one common share purchase warrant. In addition 1,090,900 warrants were allotted to the agent, in consideration for the agent’s services, resulting in 11,999,990 warrants connected with this financing remaining outstanding.

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

1. Exclusive License Agreement Between Unither Pharmaceuticals, Inc. and AltaRex Corp. (“AltaRex”) dated April 17, 2002.

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

11. Collaborative Development Agreement between Protein Sciences Corporation (“PSC”) and ViRexx Medical Corp. (“ViRexx”) dated effective April 20, 2005

Effective April 20, 2005, PSC and ViRexx entered into the above noted agreement to commence work aimed at developing a scalable purification and manufacturing process and pilot production of recombinant fusion proteins comprised of certain surface antigens from hepatitis “B” developed by ViRexx (“CS12”). ViRexx intends to use the CS12 in the course of a Phase I Clinical trial of its hepatitis “B” Chimigen technology program. Generally, ViRexx shall make payments to PSC upon completion of specific milestones or phases described in the agreement with the cost of phase 1 (Process Development) being $200,000 (USD) which included an up-front payment of $65,000 (USD) is to be paid upon signing the agreement and the cost of phase 2 (Production) being $110,000 (USD).

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

12. License Agreement dated December 13, 2001 between The Governors of the University of Alberta and ViRexx Medical Corp.

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

13. University of Alberta Agreement entered into on November 15, 1998 among the University of Alberta, Noustar Technologies Inc. and Somagen Diagnostics Inc.

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

14. University of Alberta Th1 Response Agreement entered into on May 1, 2002 between ViRexx and The Governors of the University of Alberta

On May 1, 2002, the ViRexx entered into an agreement with the Governors of the University of Alberta, under which ViRexx acquired an exclusive world-wide license encompassed by a patent issued January 2, 2001 and patent applications filed June 7, 1995 and September 22, 2000, related to “Methods of Eliciting a Th1 Specific Immune Response”. Under this agreement certain milestones are payable to the University of Alberta at various stages of the clinical trial process. In addition, the University of Alberta is entitled to a 1% royalty on net sales arising from products protected by these patents. The University is also entitled to a percentage of sublicense revenues.

15. Thrombotics Exclusion Agreement entered into on November 1, 1999 between ViRexx and Thrombotics Inc.

On November 1, 1999, ViRexx entered into an agreement with Thrombotics Inc., a company controlled by shareholders and/or directors of ViRexx Medical Corp., under which ViRexx acquired rights to technologies encompassed by patent applications filed November 12, 1998, related to “Compositions and Methods for Inducing Vascular Occlusion”. In so doing, for the consideration of $1, ViRexx became bound by agreements assigning a 1% royalty payable to the University of Alberta.

16. Technology Commercialization Agreement made as of the 1st day of January, 2004 between Alberta Heritage Foundation of Medical Research and ViRexx Medical Corp.

On January 1, 2004, ViRexx entered into an agreement with the Alberta Heritage Foundation for Medical Research (“AHFMR”), a corporation established pursuant to the Alberta Heritage Foundation for Medical Research Act, R.S.A. 2000, Chapter A-21, wherein ViRexx received $500,000 to support clinical development of ViRexx’s Occlusin® 50 Injection product candidate. Under this agreement AHFMR is entitled 5% of gross sales (to an annual maximum of $100,000). The royalties paid by ViRexx to AHFMR shall not exceed two times the amount of funding actually advanced by AHFMR.

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

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15.  [Reserved]

Item 16.  [Reserved]

Item 16A – Audit Committee Financial Expert

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

Item 16B – Code of Ethics

ViRexx has adopted a Code of Ethics which applies to directors, officers and employees. It is posted on the ViRexx website, www.virexx.com.

Item 16C – Principal Accountant Fees and Services

Accountant Fees and Services	2004	2005
Audit Fees	$24,750	$53,611
Audit Related Fees	$58,797	$69,990
Tax Fees	$5,125	$4,500
All Other Fees	Nil	Nil

Item 16D – Exemption from the Listing Standards for Audit Committees

Not applicable.

Item 16E - Purchases of Equity Securities by the Issuer and Affiliated Purchasers

ISSUER PURCHASES OF EQUITY SECURITIES THROUGH NORMAL COURSE ISSUER BID(1)

Period December 14, 2004 to December 31, 2005	(a) Total Number of Shares (or Units) Purchased	(b) Average Price Paid per Share (or Units)	(c) Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs
Month #1 December 23, 2004 to December 22, 2005	—	—	—	2,663,823
Month #2 January 1, 2005 to January 31, 2005	40,800	$1.10	—	2,623,023
Month #3 February 1, 2005 to February 28, 2005	200	$1.10	—	2,622,823
Month #4 March 1, 2005 to March 31, 2005	90,000	$1.48	—	2,532,823
Month #5 April 1, 2005 to April 30, 2005	6,000	$1.44	—	2,526,823
Month #6 May 1, 2005 to May 31, 2005	—	—	—	2,526,823
Month #7 June 1, 2005 to June 30, 2005	108,800	$1.01	—	2,418,023
Month #8 July 1, 2005 to July 31, 2005	331,200	$1.00	—	2,086,823
Month #9 August 1, 2005 to August 31, 2005	1,003,800	$1.04	—	1,083,023
Month #10 September 1, 2005 to September 30, 2005	—	—	—	1,083,023
Month #11 October 1, 2005 to October 31, 2005	—	—	—	1,083,023
Month #12 November 1, 2005 to November 30, 2005	350,000	$1.10	—	733,023
Month #13 December 1, 2005 to December 31, 2005	126,100	$1.16	—	606,923

Notes:
(1)   A Normal Course Issuer Bid was approved by the TSX on December 21, 2004 and the intention of ViRexx to engage in this program was announced on December 22, 2004 and terminated on December 23, 2005. Trading under the program commenced on December 22, 2004 and will terminate on December 22, 2005 at the close of trading. The trading will take place through the TSX and there is no restriction on the price paid per share. This Normal Course Issuer Bid is the first program of this nature ever implemented by ViRexx.

PART III

Item 17. Financial Statements

We have elected to provide Financial Statements pursuant to Item 18 (see below).

Item 18. Financial Statements

Our audited financial statements attached hereto are hereby incorporated by reference.

Item 19. Exhibits

The list of exhibits is included following the signature page hereto.
SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused this Annual Report to be signed on its behalf.

VIREXX MEDICAL CORP.

By:	signed (D. Lorne Tyrrell)
Name: Dr. D. Lorne Tyrrell Title: Chief Executive Officer

Date: May 12, 2006

By:	signed (Macaraig Canton)
Name: Macaraig Canton Title: Acting Chief Financial Officer

Date: May 12, 2006

ANNUAL REPORT ON FORM 20-F

EXHIBIT INDEX

Exhibit No.	Description of Document	Page No.
1.1	Notice of Annual and Special Meeting of the Shareholders of ViRexx Medical Corp. and Management Information Circular and Proxy for a meeting to be held on June 16, 2005 and dated April 30, 2005	E-1
1.2	Articles of Amalgamation of ViRexx Medical Corp.	E-39
1.3	Bylaw No. 1 of ViRexx Medical Corp.	E-42
1.4	Employment Agreement dated May 15, 2003 between ViRexx Research Inc. and Dr.Antoine Noujaim	E-53
1.5	Confidentiality Agreement dated May 15, 2003 between ViRexx Research Inc. and Dr. Antoine Noujaim	E-67
1.6	Employment Agreement dated February 1, 2005 between ViRexx Medical Corp. and Macaraig Canton	E-77
1.7	Confidentiality Agreement dated February 1, 2005 between ViRexx Medical Corp. and Macaraig Canton	E-92
1.8	Employment Agreement dated November 1, 2005 between ViRexx Medical Corp. and Dr. Lorne Tyrrell	E-98
1.9	Confidentiality Agreement dated November 1, 2005 between ViRexx Medical Corp. and Dr. Lorne Tyrrell	E-121
1.10	Employment Agreement dated January 1, 2004 between ViRexx Medical Corp. and Michael W. Stewart	E-131
1.11	Confidentiality Agreement dated January 1, 2004 between ViRexx Medical Corp. and Michael W. Stewart	E-153
1.12	Employment Agreement dated January 1, 2004 between ViRexx Medical Corp. and Dr. Andrew Stevens	E-162
1.13	Confidentiality Agreement dated January 1, 2004 between ViRexx Medical Corp. and Dr. Andrew Stevens	E-184
1.14	Employment Agreement dated April 5, 2004 between ViRexx Medical Corp. and Dr. Irwin Griffith	E-193
1.15	Confidentiality Agreement dated April 6, 2004 between ViRexx Medical Corp. and Dr. Irwin Griffith	E-214
1.16	Employment Agreement dated January 1, 2004 between ViRexx Medical Corp. and Dr. Rajan George	E-222
1.17	Confidentiality Agreement dated January 1, 2004 between ViRexx Medical Corp. and Dr. Rajan George	E-244
1.18	Agency Agreement between ViRexx Medical Corp. and Canaccord Capital Corporation dated March 26, 2005	E-253
C.1	Exclusive License Agreement between Unither Pharmaceuticals, Inc. and AltaRex Corp. dated April 17, 2002	E-294
C.2	First Amendment to the License Agreement beween Unither Pharmaceuticals, Inc. and AltaRex Corp. dated August 6, 2003	E-352
C.3	Subscription and Debenture Purchase Agreement between United Therapeutics Corporation and AltaRex Corp. dated April 17, 2002	E-356
C.4	Registration Rights Agreement between United Therapeutics Corporation and AltaRex Corp. dated April 17, 2002	E-419

Exhibit No.	Description of Document	Page No.
C.5	Security Agreement between United Therapeutics Corporation and AltaRex Corp. dated April 17, 2002	E-447
C.6	Arrangement Agreement among Nova Bancorp Investments Ltd., AltaRex Corp. and AltaRex Medical Corp. dated December 23, 2003	E-460
C.7	Asset Purchase Agreement between AltaRex Corp. and AltaRex Medical Corp. dated December 31, 2003	E-533
C.8	Indemnity Agreement between AltaRex Corp. and AltaRex Medical Corp. dated effective February 3, 2004	E-553
C.9	Convertible Note Payable with a prescribed interest rate of 6% granted in favour of United Therapeutics Corporation by AltaRex Medical Corp. dated February 3, 2004	E-569
C.10	Arrangement Agreement between AltaRex Medical Corp. and ViRexx Medical Corp. dated October 15, 2004	E-606
C.11	Collaborative Development Agreement between Protein Sciences Corporation and ViRexx Medical Corp. effective April 20, 2005	E-670
C.12	License Agreement between The Governors of the University of Alberta and ViRexx Research Inc. dated the 13 day of December, 2001	E-694
C.13
Contract Research Agreement between the Board of Governors of the University of Alberta on behalf of the Noujaim Institute for Pharmaceutical Oncology Research, Faculty of Pharmacy and Pharmaceutical Sciences, University of Alberta and Noustar Technologies Inc. and Somagen Diagnostics Inc. effective the 15th day of November, 1998
E-718
C.14	License Agreement between The Governors of the University of Alberta and Virexx Research Inc. made the 1st day of May, 2002	E-725
C.15	Royalty Assignment Agreement between Thrombotics Inc., Novolytic Inc. an AltaRex Corp. dated the 1st day of November, 1999	E-764
C.16	Technology Commercialization Agreement made as of the 1st day of January, 2004 between Alberta Heritage Foundation of Medical Research aned ViRexx Medical Corp.
Item 17	Consent of Independent Accountants dated May 15, 2006.

ViRexx Medical Corp.

Consolidated Financial Statements
December 31, 2005 and 2004
(expressed in Canadian dollars)

PricewaterhouseCoopers LLP Chartered Accountants Suite 1501, TD Tower 10088 - 102 Avenue Edmonton, Alberta Canada T5J 3N5 Telephone +1 (780) 441 6700 Facsimile +1 (780) 441 6776

Auditors’ Report

To the Shareholders of
ViRexx Medical Corp.

We have audited the consolidated balance sheets of ViRexx Medical Corp. as at December 31, 2005 and 2004 and the consolidated statements of loss, shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2005. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2005 and 2004 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2005 in accordance with generally accepted accounting principles in Canada.

Chartered Accountants

Edmonton, Alberta
February 24, 2006

Comments by Auditors for U.S. Readers on Canada - U.S. Reporting difference

In the United States reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is a change in accounting principles that has a material effect on the comparability of the Company’s financial statements, such as the change in accounting for stock-based compensation described in Note 3 to the financial statements. Our report to the shareholders dated February 24, 2006 is expressed in accordance with Canadian reporting standards, which do not require a reference to such a change in accounting principles in the auditor’s report when the change is properly accounted for and adequately described in the financial statements.

Chartered Accountants

Edmonton, Alberta
February 24, 2006

PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and the other member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.

ViRexx Medical Corp.
(a development stage company)
Consolidated Balance Sheets

(expressed in Canadian dollars)

	December 31, 2005 $	December 31, 2004 $ (Restated - Note 3)
Assets
Current assets
Cash and cash equivalents	5,571,850	9,462,988
Restricted cash (note 6)	—	659,000
Goods and services tax recoverable	39,606	94,903
Prepaid expenses and deposits	166,658	383,143
Other current assets	—	18,527
	5,778,114	10,618,561
Property and equipment (note 4)	518,134	533,202
Acquired intellectual property (note 5)	29,990,097	34,570,682

	36,286,345	45,722,445
Liabilities
Current liabilities
Accounts payable and accrued liabilities	670,166	744,805
Convertible debentures (note 6)	—	1,037,106
	670,166	1,781,911
Future income taxes (note 7)	1,168,377	6,749,947

	1,838,543	8,531,858
Commitments and contingencies (notes 5 and 8)
Shareholders’ Equity
Common shares - no par value; unlimited shares authorized; 58,443,445 shares and 53,276,477 shares issued and outstanding, respectively (note 11)	45,989,189	41,754,983
Contributed surplus (note 11)	4,779,409	3,626,905
Equity component of convertible debenture (note 6)	—	59,118
Deficit accumulated during development stage	(16,320,796)	(8,250,419)

	34,447,802	37,190,587

	36,286,345	45,722,445

The accompanying notes are an integral part of the financial statements.

Approved by the Board of Directors

Lorne Tyrrell, Ph.D, M.D Director	Douglas Gilpin, CA Chairman

ViRexx Medical Corp.
(a development stage company)
Consolidated Statements of Shareholders’ Equity

(expressed in Canadian dollars)

	Common shares
	Number #	Amount $	Equity component of debenture $	Contributed surplus $	Deficit accumulated during development stage $	Total shareholders’ equity $
Balance - December 31, 1999	—	—	—	—	—	—
Shares issued on incorporation	200	259	—	—	—	259
Net loss	—	—	—	—	(177,397)	(177,397)
Balance - December 31, 2000	200	259	—	—	(177,397)	(177,138)
Issuance of common shares	16,617,283	1,153,081	—	—	—	1,153,081
Exercise of warrants	260,039	207,094	—	—	—	207,094
Share issue costs	—	(69,067)	—	—	—	(69,067)
Net loss	—	—	—	—	(1,011,957)	(1,011,957)
Balance - December 31, 2001	16,877,522	1,291,367	—	—	(1,189,354)	102,013
Shares issued on settlement of debt	682,686	218,460	—	—	—	218,460
Issuance of common shares	184,000	800,024	—	—	—	800,024
Exercise of warrants	1,869	1,428	—	—	—	1,428
Share issue costs	—	(7,749)	—	—	—	(7,749)
Issuance of convertible debenture	—	—	90,000	—	—	90,000
Amalgamation	(1,000,000)	—	—	—	—	—
Net loss	—	—	—	—	(1,260,472)	(1,260,472)
Balance - December 31, 2002	16,746,077	2,303,530	90,000	—	(2,449,826)	(56,296)
Issued under private placement	48,000	31,200	—	—	—	31,200
Exercise of stock options	300,000	126,600	—	—	—	126,600
Conversion of debentures	684,648	261,277	(30,882)	—	—	230,395
Amalgamation	(7,378,725)	—	—	—	(24,498)	(24,498)
Issue of special warrants	5,200,000	2,881,060	—	205,150	—	3,086,210
Stock options issued to non-employees	—	—	—	85,000	—	85,000
Net loss	—	—	—	—	(1,383,562)	(1,383,562)
Balance - December 31, 2003	15,600,000	5,603,667	59,118	290,150	(3,857,886)	2,095,049
Retroactive adjustment for stock-based compensation	—	—	—	734,773	(734,773)	—
Balance - December 31, 2003 (restated - note 3)	15,600,000	5,603,667	59,118	1,024,923	(4,592,659)	2,095,049
Issued through public offering	11,000,000	8,388,820	—	411,180	—	8,800,000
Issued as corporate finance fee	400,000	—	—	—	—	—
Exercise of warrants	5,500	5,500	—	—	—	5,500
Acquisition of AltaRex Medical Corp.	26,257,759	28,620,957	—	—	—	28,620,957
Exercise of stock options	13,218	15,727	—	(5,153)	—	10,574
Share issue costs	—	(879,688)	—	—	—	(879,688)
Fair value of stock options issued on the acquisition of AltaRex	—	—	—	1,815,378	—	1,815,378
Stock options issued	—	—	—	380,577	—	380,577
Net loss (restated - note 3)	—	—	—	—	(3,657,760)	(3,657,760)
Balance - December 31, 2004 (restated - note 3)	53,276,477	41,754,983	59,118	3,626,905	(8,250,419)	37,190,587
Repurchase of shares	(2,056,900)	(1,645,113)	—	—	(610,663)	(2,255,776)
Exercise of stock options	225,218	267,413	—	(75,699)	—	191,714
Private placement	4,035,665	2,970,316	—	1,065,349	—	4,035,665
Exercise of warrants	2,302,875	2,277,370	—	(294,495)	—	1,982,875
Conversion of debentures	561,100	591,281	—	—	—	591,281
Conversion and redemption of debentures	—	—	(59,118)	—	—	(59,118)
Share issue costs	99,010	(227,061)	—	—	—	(227,061)
Stock options issued	—	—	—	457,349	—	457,349
Net loss	—	—	—	—	(7,459,714)	(7,459,714)
Balance - December 31, 2005	58,443,445	45,989,189	—	4,779,409	(16,320,796)	34,447,802

The accompanying notes are an integral part of the financial statements.

ViRexx Medical Corp.
(a development stage company)
Consolidated Statements of Shareholders’ Equity

(expressed in Canadian dollars)

	Years ended December 31,			Cumulative from October 30, 2000 to December 31, 2005 $
	2005 $	2004 $ (Restated — Note 3)	2003 $

Revenue	—	—	—	—
Expenses
Research and development (note 10)	4,750,190	1,796,680	383,073	7,954,932
Corporate administration	3,650,282	1,887,711	892,036	7,609,464
Depreciation and amortization	2,499,174	71,348	31,596	2,661,343
Debenture interest	95,201	61,999	76,052	272,960
Loss (gain) on foreign exchange	45,528	(14,971)	(4,401)	77,653
Interest income	(218,504)	(127,728)	(7,497)	(353,729)
Other income	(3,731)	(15,324)	—	(19,055)
(Gain) loss on disposal of property and equipment	—	(1,955)	12,703	105,720
	10,818,140	3,657,760	1,383,562	18,309,288
Loss before income taxes	(10,818,140)	(3,657,760)	(1,383,562)	(18,309,288)

Income taxes recovery	(3,358,426)	—	—	(3,358,426)
Net loss for the year	(7,459,714)	(3,657,760)	(1,383,562)	(14,950,862)
Basic and diluted loss per common share (note 12)	(0.13)	(0.14)	(0.15)

The accompanying notes are an integral part of the financial statements.

ViRexx Medical Corp.
(a development stage company)
Consolidated Statements of Shareholders’ Equity

(expressed in Canadian dollars)

	Years ended December 31,
	2005 $	2004 $ (Restated — Note 3)	2003 $	Cumulative from October 30, 2000 to December 31, 2005 $
Cash provided by (used in)
Operating activities
Net loss for the period	(7,459,714)	(3,657,760)	(1,383,562)	(14,950,862)
Items not affecting cash
Debenture interest	95,201	54,526	76,052	265,487
Depreciation and amortization	2,499,174	71,348	31,596	2,661,343
Stock-based compensation	457,349	380,577	211,300	1,049,226
Write off of patent costs	—	242,626	—	242,626
(Gain) loss on disposal of property and equipment	—	(1,955)	12,703	105,364
Unrealized foreign exchange gain	(356)	(9,471)	—	(9,471)
Future income taxes	(3,358,426)	—	—	(3,358,426)
Net change in non-cash working capital items (note 13)	215,670	(346,104)	476,659	391,261

	(7,551,102)	(3,266,213)	(575,252)	(13,603,452)
Financing activities
Issuance of share capital	5,983,193	7,405,027	3,280,210	18,774,956
Amounts due to related parties	—	(35,341)	13,368	—
Advances from shareholder	—	—	575,000	769,900
Repayment of advances from shareholder	—	—	(575,000)	(769,900)
Convertible debentures	(600,144)	—	—	84,856
Restricted cash	659,000	(659,000)	—	—
Repurchase of shares	(2,255,776)	—	—	(2,255,776)

	3,786,273	6,710,686	3,293,578	16,604,036
Investing activities
Acquisition of property and equipment	(131,991)	(403,364)	(94,617)	(908,422)
Cash acquired on acquisition	—	3,710,419	19,142	3,729,561
Proceeds on sale of property and equipment	5,682	2,861	9,210	17,753
Expenditures on patents and trademarks	—	—	(74,824)	(267,626)
	(126,309)	3,309,916	(141,089)	2,571,266
(Decrease) increase in cash and cash equivalents	(3,891,138)	6,754,389	2,577,237	5,571,850
Cash and cash equivalents - Beginning of year	9,462,988	2,708,599	131,362	—
Cash and cash equivalents - End of year	5,571,850	9,462,988	2,708,599	5,571,850
Supplementary information (note 13)

The accompanying notes are an integral part of the financial statements.

ViRexx Medical Corp.
(a development stage company)
Consolidated Statements of Shareholders’ Equity

(expressed in Canadian dollars)
The accompanying notes are an integral part of the financial statements.

ViRexx Medical Corp.
Notes to Consolidated Financial Statements
December 31, 2005 and 2004

(expressed in Canadian dollars)

1	Nature of operations

ViRexx Medical Corp. (the “Company” or “ViRexx”), amalgamated under the Business Corporations Act (Alberta), is a development-stage biotechnology company focused on the development of novel therapeutic products for the treatment of certain cancers and specified chronic viral infections. The Company’s most advanced programs include drug candidates for the treatment of ovarian cancer, chronic hepatitis B and C and selected solid tumors.

The Company began as Novolytic Corp. on October 30, 2000. ViRexx Research Inc. was incorporated under the Business Corporations Act (Alberta) on June 6, 2001 and on August 1, 2002 ViRexx Research Inc. amalgamated with Novolytic Corp. to continue as ViRexx Research Inc. (“ViRexx Research”). On December 23, 2003, ViRexx Research was amalgamated with ViRexx Medical Corp. and Norac Industries Inc. (“Norac”), as described in note 11, to form and continue business as ViRexx Medical Corp. Norac was a public company whose shares were listed on the TSX Venture Exchange. On completion of the amalgamation with Norac, ViRexx became a listed company.

On December 10, 2004, pursuant to a plan of arrangement, the Company acquired all of the outstanding shares of AltaRex Medical Corp. (“AltaRex”) by issuing one-half of one common share in exchange for each issued share of AltaRex. Following the acquisition, the Company became listed on the Toronto Stock Exchange.

On December 23, 2005, the Company became listed on the American Stock Exchange.

2	Summary of significant accounting policies

These financial statements have been prepared by management in accordance with accounting principles generally accepted in Canada which, with respect to the Company, do not differ materially from those applied in the United States except as disclosed in note 15. Because the precise determination of many assets, liabilities, revenues and expenses is dependent on future events, the preparation of financial statements for a period necessarily includes the use of estimates and approximations which have been made using careful judgment. Actual results could differ from those estimates. These financial statements have, in management’s opinion, been properly prepared within reasonable limits of materiality and within the framework of the accounting policies summarized below.

a)	Basis of consolidation

These consolidated financial statements include the accounts of the Company and all of its wholly owned subsidiaries.

b)	Cash and cash equivalents

The Company considers all highly liquid investments with a maturity of three months or less at the date of purchase to be cash or cash equivalents.

ViRexx Medical Corp.
Notes to Consolidated Financial Statements
December 31, 2005 and 2004

(expressed in Canadian dollars)

c)	Revenue

Revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred, the price is fixed and determinable and collection is reasonably assured.

d)	Property and equipment

Property and equipment are stated at cost. Depreciation is provided using the declining balance method at the following annual rates:

Laboratory equipment	20%
Office, furniture and equipment	20%
Computer equipment	30%
Computer software	100%

Leasehold improvements are depreciated over the term of the lease.

e)	Licenses

Licenses represents the amount paid for the rights to use certain patents and are recorded at cost. Amortization is provided for on a straight-line basis over twelve years, being the term of the licensing agreements.

f)	Unither development agreement

This agreement is recorded at cost and was acquired on the acquisition of AltaRex Medical Corp. as described in note 5. The carrying amount does not necessarily reflect future values and the ultimate amount recoverable will be dependent upon the successful development and commercialization of products. This amount is being amortized on a straight-line basis over the estimated term of the agreement, which is thirteen years.

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

ViRexx Medical Corp.
Notes to Consolidated Financial Statements
December 31, 2005 and 2004

(expressed in Canadian dollars)

h)	Research and development costs

Research costs are expensed in the period incurred. Development costs are expensed in the period incurred unless technical and market viability of a development project have been established. No development costs have been deferred to date.

i)	Foreign currency translation

Translation of transactions arising in foreign currencies is recorded at approximate rates of exchange in effect at the dates of the transactions, with resulting monetary assets and monetary liabilities arising in foreign currencies being translated at the rates of exchange in effect at the balance sheet date. Gains or losses on translation during the period are included in net loss for the year.

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

The Company grants stock options to executive officers, directors, employees and consultants pursuant to a stock option plan. Awards of stock options to non-employees are accounted for in accordance with the fair value method and result in compensation expense. Effective January 1, 2004, awards of stock options granted to employees, officers and directors are accounted for in accordance with the fair value method and result in compensation expense. The expense is recognized in income over the shorter of the service period of the employees to whom the option was granted or the vesting period of the specific option. The corresponding credit is recorded as contributed surplus. Any consideration paid on the exercise of stock options is credited to share capital. Previously, the Company did not record any compensation expense upon the issuance of stock options to employees, officers and directors.

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

ViRexx Medical Corp.
Notes to Consolidated Financial Statements
December 31, 2005 and 2004

(expressed in Canadian dollars)

m)	Loss per share

Basic loss per share is computed by dividing loss by the weighted average number of common shares outstanding during the year. The Company uses the treasury stock method of calculating diluted loss per share. Under the treasury stock method, the weighted average number of common shares outstanding for the calculation of diluted loss per share assumes that the proceeds to be received on the exercise of stock options or warrants is applied to repurchase common shares at the average market price for the year.

3	Accounting changes

Effective January 1, 2004, the Company became subject to additional requirements of Section 3870 of the CICA Handbook with respect to accounting and disclosure for stock-based compensation. As such, new awards of stock options granted to employees made on or after January 1, 2004 are accounted for in accordance with the fair value method and result in compensation expense. The expense is recognized in income over the shorter of the service period of the employee to whom the option was granted or the vesting period of the specific option. Any consideration paid on the exercise of stock options is credited to share capital. Previously, the Company did not record any compensation expense upon the issuance of stock options to employees. This change in recording the fair value of awards has been accounted for on a retroactive basis without restatement of prior periods. For awards granted after January 1, 2002 and prior to January 1, 2004, the Company has increased the opening deficit and contributed surplus by $734,773.

The acquisition of AltaRex, as described in note 5, was originally treated as the acquisition of a business and accounted for in accordance with CICA 1581 Business Combinations. It was subsequently determined that AltaRex did not meet the definition of a business as described in Emerging Issues Committee Abstract 124 and therefore should have been accounted for as a purchase of assets. Financial statements for the year ended December 31, 2004 have been restated to reflect this treatment. The impact of this restatement is a $7,282,832 increase in acquired intellectual property rights; a $6,065,718 decrease in goodwill; a $684,229 increase in future income taxes payable; a $568,859 increase in share capital and a $35,974 decrease in convertible debentures payable at December 31, 2004.

Effective January 1, 2004, the Company wrote off the carrying value of capitalized costs incurred on patents and trademarks to reflect the uncertainty associated with any future economic benefit. This was accounted for retroactively and the prior year’s financial statements were restated. As this did not represent a change in accounting policy, the total impact of the write down should have been reflected in the year ended December 31, 2004. The financial statements have been restated to reflect this treatment. The impact of this restatement is a $242,626 increase in the net loss previously reported for the year ended December 31, 2004; a $167,802 decrease in the deficit previously reported as of January 1, 2003; and a $74,824 decrease in the previously reported 2003 net loss.

ViRexx Medical Corp.
Notes to Consolidated Financial Statements
December 31, 2005 and 2004

(expressed in Canadian dollars)

4	Property and equipment

	2005
	Cost $	Accumulated depreciation $	Net $
Laboratory equipment	468,834	142,047	326,787
Office furniture and equipment	108,434	30,175	78,259
Computer equipment and software	175,085	92,073	83,012
Leasehold improvements	36,469	6,393	30,076
	788,822	270,688	518,134

Depreciation expense relating to property and equipment charged to current operations was $141,733 (2004 - $69,264; 2003 - $29,513).

	2004
	Cost $	Accumulated depreciation $	Net $
Laboratory equipment	465,394	76,090	389,304
Office furniture and equipment	64,124	13,210	50,914
Computer equipment and software	98,297	38,787	59,510
Leasehold improvements	34,343	869	33,474
	662,158	128,956	533,202

5	Acquired intellectual property

	2005 $	2004 $
Unither development agreement - net of accumulated amortization of $2,355,358 (2004 - $nil)	29,975,164	34,553,666
Other licenses - net of accumulated amortization of $10,067 (2004 - $7,984)	14,933	17,016
	29,990,097	34,570,682

ViRexx Medical Corp.
Notes to Consolidated Financial Statements
December 31, 2005 and 2004

(expressed in Canadian dollars)

Amortization expense relating to intellectual property charged to operations was $2,357,441 (2004 - $2,084; 2003 - $2,083).

On December 10, 2004, the Company acquired certain intellectual property and related agreements. These assets resided in AltaRex, a holding company with no active business. The Company completed the acquisition by issuing 26,257,759 common shares in exchange for all of the issued and outstanding shares of AltaRex. The assets consisted primarily of an Exclusive Agreement with Unither Pharmaceuticals Inc. (“Unither”), a wholly owned subsidiary of United Therapeutics Corporation (“United Therapeutics”), for the development of five monoclonal antibodies, including OvaRex® MAb, the Company’s lead product in late stage development for the treatment of ovarian cancer. Under the terms of the agreement, Unither received exclusive rights for development and commercialization of the products worldwide, with the exception of rights retained by the Company to the majority of the European Union and certain other countries. Unither is responsible for the costs of clinical trials, manufacturing and other development expenses for each product and will pay development milestone payments and royalties from product sales to the Company. Milestone payments include US$2.0 million on the completion of a Biologics License Application (“BLA”); and US$3.0 million on the approval of the BLA by the United States Food and Drug Administration. The Company does not anticipate that either of these milestones will be reached prior to the middle of 2007.

Consideration for the acquired assets was 26,257,759 ViRexx common shares with a fair value of $28,620,957 based on $1.09 per share, which was the market price per share at the date of announcement on October 15, 2004. The acquisition cost also includes $1,815,378 relating to the fair value of new ViRexx stock options issued in exchange for AltaRex stock options and acquisition costs of $568,859.

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

The Company has not made any payments under these agreements and has no liability for payments or the issue of shares or options at December 31, 2005 or December 31, 2004.

ViRexx Medical Corp.
Notes to Consolidated Financial Statements
December 31, 2005 and 2004

(expressed in Canadian dollars)

6	Convertible debentures

	2005 $	2004 $
U.S. dollar convertible debenture	—	502,215
Canadian dollar convertible debentures	—	450,000
Equity component of convertible debentures	—	(59,118)
Unpaid interest	—	144,009
	—	1,037,106

United States dollar convertible debenture

On August 15, 2002, AltaRex issued a convertible debenture to United Therapeutics in exchange for proceeds of US$433,310. On the acquisition of AltaRex, this debenture was determined to have a fair value of $511,687 (US$417,261). OvaRex patents and technology were pledged as collateral for the debenture. Interest was payable on the debenture quarterly and accrued at 6% per annum. Principal and unpaid interest on the debenture were due in full on August 23, 2005. The debenture was convertible into common shares of the Company at a price of US$1.00 per share at any time at the option of United Therapeutics.

On August 23, 2005, the U.S. dollar convertible debenture was converted into 485,300 common shares of the Company at a price of CAN$1.07 per share.

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

The debentures were convertible, at the option of the holder, into common shares of the Company at a conversion price of $0.50 per common share or at half of an Initial Public Offering (“IPO”) or Qualifying Transaction (“QT”) share issue price was such price is less than $0.95 at any time prior to September 20, 2005.

ViRexx Medical Corp.
Notes to Consolidated Financial Statements
December 31, 2005 and 2004

(expressed in Canadian dollars)

The Company had the right to compel conversion into common shares if the Company was in full satisfaction of its obligations under the agreement during a period commencing from the day the Company publicly announces its intentions to complete an IPO or QT and ending on the day such IPO or QT was formally approved by the shareholders of the Company. The Company announced such a transaction at approximately $0.80 per share in June 2003 and it was approved by the shareholders on December 22, 2003.

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

During 2005, the Company redeemed $400,000 of principal plus total accrued interest of $181,745 and converted $50,000 plus accrued interest of $22,010 into 75,800 common shares of the Company at a price of $0.95 per share.

7	Income taxes

The reconciliation of income taxes (recovery) attributable to operations using the statutory tax rate is as follows:

	2005 $	2004 $ (Restated)	2003 $ (Restated)
Canadian statutory rates	33.62%	33.87%	36.74%
Expected recovery at the statutory rate	(3,637,058)	(1,239,000)	(508,000)
Unrecognized deductible temporary differences and tax losses	(129,368)	1,109,000	429,000
Stock-based compensation and other non-deductible expenses	408,000	130,000	79,000
Total income taxes (recovery)	(3,358,426)	—	—

ViRexx Medical Corp.
Notes to Consolidated Financial Statements
December 31, 2005 and 2004

(expressed in Canadian dollars)

Significant components of the Company’s future tax balances are as follows:

	2005 $	2004 $ (Restated)
Future tax assets
Non-capital loss carry forwards	4,754,155	1,577,315
Research and development deductions and investment tax credits	1,231,946	1,244,976
Other assets	547,566	420,599
	6,533,667	3,242,890
Future tax liabilities
Acquired intellectual property	(7,702,044)	(9,992,837)
Net future tax liability	(1,168,377)	(6,749,947)

At December 31, 2005, the Company had approximately $14,140,000 of non-capital loss carry forwards; $2,218,000 of scientific research and experimental development (“SR&ED”) expenditures; and, $486,000 of investment tax credits available to reduce taxable income in future years. The benefit of these losses, SR&ED expenditures and investment tax credits has only been recognized as a reduction to the extent of future income tax liabilities as their realization beyond that is not considered more likely than not through the use of feasible tax planning strategies. SR&ED expenditures may be carried forward indefinitely. Loss carry forwards and investment tax credits expire as follows:

	Non-capital loss carry forwards $	Investment tax credits $
2006	31,000	—
2007	208,000	—
2008	334,000	—
2009	668,000	10,000
2010	929,000	1,000
2012	—	2,000
2013	1,641,000	19,000
2014	1,946,000	454,000
2015	8,383,000	—
	14,140,000	486,000

ViRexx Medical Corp.
Notes to Consolidated Financial Statements
December 31, 2005 and 2004

(expressed in Canadian dollars)

8	Commitments

At December 31, 2005, expected minimum lease payments in each of the next five years and in total, relating to the office and laboratory facility and clinical research, are as follows:

$
2006	554,257
2007	113,126
2008	115,885
2009	115,885
2010	115,885
Thereafter	48,285
1,063,323

9	Government assistance and research and development projects

During the year ended December 31, 2005, the Company received a non-repayable grant in the amount of $45,000 (2004 - $364,430; 2003 - $154,780) from the National Research Council of Canada, of which $nil remained receivable at December 31, 2005 (December 31, 2004 - $nil; December 31, 2003 - $52,082).

In 2004, the Company entered into a technology commercialization agreement with the Alberta Heritage Foundation for Medical Research (“AHFMR”) in support of costs for the Phase I liver cancer study for the OcclusinTM Injection product. Funding of $500,000 was received and credited against research and development expenses in the year ended December 31, 2004. The Company is required to pay a royalty equivalent to twice the amount of funding received, from the commercial success of the resulting products and technology, at a rate of the lesser of 5% of gross sales or $100,000 per annum. The maximum total payments by the Company under this agreement are $1,000,000 and will begin once there are commercial sales. To date, there have been no commercial sales.

During the year ended December 31, 2003, the Company accrued a refund in the amount of $451,475 related to a federal tax credit for Scientific Research and Experimental Development expenditures incurred during that year. The funds were received in 2004.

In 1997, AltaRex entered into an agreement with the AHFMR to jointly fund clinical trials, with AltaRex controlling, through ownership or licensing, certain technology as described in the agreement. Funding of $500,000 was received in 1997. The Company is required to pay a royalty equivalent to twice the amount of funding received from the commercial success of the resulting products and technology, at a rate of the lesser of 5% of gross sales or $100,000 per annum. The maximum total payments by the Company under this agreement are $1,000,000 and will begin once there are commercial sales. To date, there have been no commercial sales.

ViRexx Medical Corp.
Notes to Consolidated Financial Statements
December 31, 2005 and 2004

(expressed in Canadian dollars)

Amounts received related to government assistance were recorded as a reduction of research and development expense.

10	Research and development projects

The Company is in the development stage and conducts research and development in the areas of biopharmaceutical products for the treatment of ovarian cancer, chronic hepatitis B, chronic hepatitis C and selected solid tumours.

•
OvaRex® MAb is a murine monoclonal antibody that has a high degree of specificity to a tumour associated antigen that is over-expressed in the majority of late stage ovarian cancer patients. The Company believes that the product acts as an immunotherapeutic agent by inducing and/or amplifying the human body’s immune response against ovarian cancer. All development costs for OvaRex® MAb are borne by United Therapeutics pursuant to the development agreement described in note 5.

•
The Company’s T-ACT™ technology platform is a novel and proprietary targeted tumour starvation technology platform which has the potential to produce a wide range of products that stop the flow of blood to solid tumors, both malignant (cancer) and non-malignant (benign).

•
The Chimigen™ technology platform encompasses a molecular design recognizable by the body’s immune system to break tolerance by mounting a humoral (antibody) as well as a highly desirable cellular response to clear the virus that is responsible for the chronic infection.

	2005 $	2004 $	2003 $
T-ACT™	1,236,748	410,018	426,024
Chimigen™	3,162,108	2,251,092	563,304
OvaRex® MAb	396,334	—	—
Gross research and development expenses	4,795,190	2,661,110	989,328
Government grants	(45,000)	(864,430)	(154,780)
Tax credits	—	—	(451,475)
Net research and development expenses	4,750,190	1,796,680	383,073

ViRexx Medical Corp.
Notes to Consolidated Financial Statements
December 31, 2005 and 2004

(expressed in Canadian dollars)

11	Share capital

Authorized share capital

The Company is authorized to issue an unlimited number of no par value common shares.

Normal Course Issuer Bid

On December 21, 2004, the Company received approval for a Normal Course Issuer Bid allowing the Company to repurchase up to 2,663,824 common shares during the period beginning December 23, 2004 to December 22, 2005, at the market price at the time of purchase. The Company repurchased 2,056,900 common shares at an average price of $1.10 per share for the period January 1, 2005 to December 22, 2005, which resulted in a charge of $1,645,113 to share capital and a charge of $610,663 to the deficit.

2005 Transactions

On September 9, 2005, the Company completed a brokered private placement of 4,035,665 units for gross proceeds of $4,035,665. Each unit consisted of one common share and one-half of one share purchase warrant. Each whole share purchase warrant entitles the holder to purchase one common share of ViRexx at a price of $1.20 for a period of two years. Proceeds of the issue were allocated $2,970,316 to share capital and $1,065,349 to contributed surplus based on the estimated fair value of the warrants on the date granted. The broker for the private placement, Montex Exploration Inc. (“Montex”), received cash of 7% of the gross proceeds and 403,567 broker warrants as a commission. Each broker warrant entitles Montex to acquire one common share of the Company for $1.20 per share until September 9, 2007.

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

On December 10, 2004, the Company issued 26,257,759 common shares in exchange for all of the outstanding shares of AltaRex as described in note 5. Sixty percent of the common shares issued to AltaRex shareholders were freely tradeable when issued and the remaining forty percent were subject to a hold period until June 10, 2005.

ViRexx Medical Corp.
Notes to Consolidated Financial Statements
December 31, 2005 and 2004

(expressed in Canadian dollars)

2003 Transactions

On March 27, 2003, the Company completed a Private Placement of 48,000 common shares for gross proceeds of $31,200.

On August 6, 2003 and December 23, 2003, a total of 684,648 common shares were issued on the conversion of debentures as described in note 6.

On December 23, 2003, the Company issued 9,400,000 shares in exchange for the 17,778,725 outstanding shares of ViRexx Research Inc., a company subject to common control, and 1,000,000 shares in exchange for all of the outstanding shares of Norac Industries Inc. (“Norac”), an unrelated inactive public company with no operations. The companies were amalgamated and considered to be a continuation of ViRexx Research Inc.

The net liabilities of Norac in the amount of $24,498 were treated as a charge to the deficit of ViRexx at their book value, which approximated fair value.

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

Stock options

The Company’s Stock Option Plan provides for the granting of stock options to directors, officers, employees and consultants. On June 16, 2005, the Company’s shareholders approved a new plan (the “Plan”). The Plan permits the issuance of stock options to purchase a maximum of 8,256,000 common shares of the Company.

ViRexx Medical Corp.
Notes to Consolidated Financial Statements
December 31, 2005 and 2004

(expressed in Canadian dollars)

The following table summarizes information relating to stock options outstanding and exercisable under the Plan at December 31, 2005, 2004 and 2003.

	2005		2004		2003

	Stock options #	Weighted average Exercise price $	Stock options #	Weighted average Exercise price $	Stock options #	Weighted average Exercise price $
Outstanding - Beginning of period	6,369,168	0.84	2,103,218	0.80	685,000	0.50
Granted	640,000	1.04	4,564,168	0.85	2,403,218	0.70
Exercised	(225,218)	0.85	(13,218)	0.80	(300,000)	0.001
Expired	(113,750)	5.64	(285,000)	0.80	(685,000)	0.50
Outstanding - End of period	6,670,200	0.84	6,369,168	0.84	2,103,218	0.80
Exercisable - End of period	5,712,066	0.80	5,121,968	0.83	2,103,218	0.80

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

ViRexx Medical Corp.
Notes to Consolidated Financial Statements
December 31, 2005 and 2004

(expressed in Canadian dollars)

The following table summarizes information relating to currently outstanding and exercisable options:

2005
Outstanding			Exercisable
Exercise price $	Number of shares #	Average expiration life (years)	Number of shares #
0.48	1,675,000	7.63	1,675,000
0.76	50,000	7.75	50,000
0.80	2,923,000	2.96	2,796,333
0.86	475,000	5.35	475,000
0.90	697,200	9.21	445,733
0.94	190,000	4.47	190,000
0.99	560,000	9.84	-
1.39	50,000	1.33	50,000
1.46	30,000	9.28	10,000
3.90	10,000	5.53	10,000
6.26	10,000	5.65	10,000
	6,670,200		5,712,066

2004
Outstanding			Exercisable

Exercise price $	Number of shares #	Average expiration life (years)	Number of shares #
0.48	1,675,000	8.38	1,675,000
0.76	50,000	7.55	50,000
0.80	3,070,000	3.71	2,465,000
0.86	575,000	6.16	575,000
0.90	697,200	9.96	205,000
0.94	240,000	5.22	90,000
1.03	13,218	0.33	13,218
3.90	10,000	6.28	10,000
6.26	10,000	6.40	10,000
11.20	3,125	3.55	3,125
11.92	12,500	5.13	12,500
26.40	625	2.85	625
29.44	12,500	2.52	12,500
	6,369,168		5,121,968

ViRexx Medical Corp.
Notes to Consolidated Financial Statements
December 31, 2005 and 2004

(expressed in Canadian dollars)
2003
Outstanding			Exercisable
Exercise price $	Number of shares #	Average expiration life (years)	Number of shares #
0.80	2,103,218	4.71	2,103,218

At December 31, 2005, the 6,670,200 options outstanding had a weighted average remaining term of approximately five years.

Stock-based compensation expense

During the year ended December 31, 2005, the Company recognized $457,349 of compensation expense and contributed surplus. During the year ended December 31, 2004, the Company recognized $380,577 of compensation expense and contributed surplus. For awards granted after January 1, 2002 and prior to January 1, 2004, the Company made an adjustment to the opening deficit and contributed surplus of $734,773 (see note 3).

The fair value of each stock option granted is estimated on the date of grant using the Black-Scholes option pricing model based on the following weighted average assumptions:

	2005 $		2004 $		2003 $
Expected life		7 years		5 years		5 years
Risk-free rate		4.3%		4.0%		3.9%
Expected volatility		87.6%		77.2%		51.0%
Expected dividend yield		0.0%		0.0%		0.0%
	$		$		$
Weighted average fair value of options granted		0.93		0.54		0.39

ViRexx Medical Corp.
Notes to Consolidated Financial Statements
December 31, 2005 and 2004

(expressed in Canadian dollars)

Warrants

At December 31, 2005, there were 2,819,299 (2004 - 12,543,094) warrants outstanding at a weighted average exercise price of $1.20 (2004 - $1.06). The value attributed to the warrants is included in contributed surplus.

	2005
Expiry date	Exercise price $	Opening #	Granted #	Exercised #	Cancelled #	Closing #
April 14, 2005	0.80	1,100,000	—	(1,100,000)	—	—
June 23, 2005	0.80	500,000	—	(500,000)	—	—
October 14, 2005	1.00	5,086,595	—	(212,500)	(4,874,095)	—
October 14, 2005	1.00	5,496,500	—	(490,375)	(5,006,125)	—
November 26, 2006	4.00	360,000	—	—	—	360,000
September 9, 2007	1.20	—	2,459,299	—	—	2,459,299
		12,543,095	2,459,299	(2,302,875)	(9,880,220)	2,819,299

	2004
Expiry date	Exercise price $	Opening #	Granted #	Exercised #	Cancelled #	Closing #
April 14, 2005	0.80	—	1,100,000	—	—	1,100,000
June 23, 2005	0.80	500,000	—	—	—	500,000
July 7, 2005	1.00	5,000,000	318,595	(2,000)	(230,000)	5,086,595
October 14, 2005	1.00	—	5,500,000	(3,500)	—	5,496,500
November 26, 2006	4.00	—	360,000	—	—	360,000
		5,500,000	7,278,595	(5,500)	(230,000)	12,543,095

12	Loss per share

	2005 $	2004 $	2003 $
Loss attributable to common shareholders	(7,459,714)	(3,657,760)	(1,383,562)
	#	#	#
Weighted average number of common shares outstanding	55,827,119	25,268,388	9,128,866
	$	$	$
Basic and diluted loss per share	(0.13)	(0.14)	(0.15)

ViRexx Medical Corp.
Notes to Consolidated Financial Statements
December 31, 2005 and 2004

(expressed in Canadian dollars)

Common shares that could potentially dilute basic loss per share in the future, but were not included in the computation of dilutive loss per share for December 31, 2005, because to do so would be anti-dilutive, amounted to 9,789,499 (2004 - 19,939,582; 2003 - 8,142,701).

13	Supplementary cash flow information

	2005 $	2004 $	2003 $
Net change in non-cash working capital items
Other current assets	18,527	42,471	(13,460)
Goods and services tax recoverable	55,297	(17,422)	(27,784)
Investment tax credits recoverable	—	447,013	(79,659)
Prepaid expenses and deposits	216,485	(337,114)	1,756
Income taxes recoverable	—	—	8,436
Accounts payable and accrued liabilities	(74,639)	(481,052)	587,370
	215,670	(346,104)	476,659

	2005 $	2004 $	2003 $
Income taxes paid	—	—	—
Interest paid	200,144	3,667	—
Interest received	218,504	127,728	7,497

14	Financial instruments

Financial instruments of the Company consist of cash and cash equivalents, goods and services tax recoverable and accounts payable and accrued liabilities. The fair value of these instruments approximates their carrying amount due to their immediate or short-term maturity.

Credit risk

Financial instruments that potentially expose the Company to significant concentrations of credit risk consist principally of cash and cash equivalents. The Company has investment policies to mitigate against the deterioration of principal, to enhance the Company’s ability to meet its liquidity needs and to optimize yields within those parameters. Cash and cash equivalents are on deposit with a Canadian chartered bank.

ViRexx Medical Corp.
Notes to Consolidated Financial Statements
December 31, 2005 and 2004

(expressed in Canadian dollars)

Interest rate risk

The Company is exposed to interest rate risk arising from fluctuations in interest rates on its cash and cash equivalents. The Company does not use derivative instruments to reduce its exposure to interest rate risk.

Currency risk

The Company operates primarily within Canada and, therefore, is not exposed to significant foreign currency risk. The Company has not entered into foreign exchange derivative contracts.

15	United States accounting principles

The financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). These principles conform in all material respects with those in the Unites States (U.S. GAAP) except as noted below.

Consolidated balance sheets - U.S. GAAP

	2005 $	2004 $
Assets
Current assets	5,778,114	10,618,561
Property and equipment	518,134	533,202
Total assets	6,296,248	11,151,763
Liabilities
Trade accounts payable and related accruals	307,429	744,805
Accrued salary and wages	362,737	—
Convertible debentures	—	1,096,224
Total liabilities	670,166	1,841,029
Shareholders’ equity
Common stock	45,989,189	41,754,983
Contributed surplus	4,779,409	3,663,415
Deficit accumulated during development stage	(45,142,516)	(36,107,664)
Total shareholders’ equity	5,626,082	9,310,734
Total liabilities and shareholders’ equity	6,296,248	11,151,763

ViRexx Medical Corp.
Notes to Consolidated Financial Statements
December 31, 2005 and 2004

(expressed in Canadian dollars)

Consolidated statements of operations - U.S. GAAP

	2005 $	2004 $	2003 $
Net loss in accordance with Canadian GAAP	(7,459,714)	(3,657,760)	(1,383,562)
Adjustments to reconcile to U.S. GAAP
Acquired intellectual property rights	—	(34,553,666)	(74,824)
Acquired intellectual property rights amortization	2,357,441	2,084	2,083
Future income taxes	(3,358,426)	6,749,947	—
Stock-based compensation	—	—	(734,773)
Net loss and comprehensive loss in accordance with U.S. GAAP	(8,460,699)	(31,459,395)	(2,191,076)
	$	$	$
Net loss per common share - basic and diluted	(0.15)	(1.25)	(0.24)
	#	#	#
Weighted-average number of common shares outstanding - basic and diluted	55,827,119	25,268,388	9,128,866

The significant differences in accounting principles as they pertain to the accompanying consolidated financial statements are as follows:

Acquired intellectual property rights

Canadian GAAP requires the capitalization and amortization of the costs of acquired technology. Under U.S. GAAP, the cost of acquiring technology is charged to expense as in-process research and development (“IPRD”) when acquired if the feasibility of such technology has not been established and no future alternative use exists. This difference increases the loss from operations under U.S. GAAP in the year the IPRD is acquired and reduces the loss under U.S. GAAP in subsequent periods because there is no amortization charge.

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

ViRexx Medical Corp.
Notes to Consolidated Financial Statements
December 31, 2005 and 2004

(expressed in Canadian dollars)

Convertible debentures

Under Canadian GAAP, the proceeds from the issue of convertible notes and warrants are split into their relative component parts: debt; the option to convert the debt; and, the detachable warrants. Under U.S. GAAP, these instruments are split between the debt and detachable warrant components.

Under Canadian GAAP, $59,118 of the Canadian dollar convertible debentures were presented as equity at December 31, 2004. Under U.S. GAAP, all of the Canadian dollar convertible debentures were recorded as a liability. Accordingly, both the debt and equity portion of the Canadian dollar convertible debentures in the amount of $594,009 as at December 31, 2004 were shown as a liability under U.S. GAAP.

Stock-based compensation

Effective January 1, 2004, the Company adopted the fair value based method of accounting for employee stock options granted on or after January 1, 2002. The change in accounting policy was accounted for retroactively without restatement of prior periods as allowed under the transitional provisions of CICA Handbook Section 3870. As a result, the opening balances of the deficit and contributed surplus were increased by $734,773 at January 1, 2004.

For U.S. GAAP, the Company applied FAS 123 as of January 1, 2004 using the retroactive restatement transition provisions of SFAS No. 123, which requires the restatement of all periods presented for options granted, modified or settled in fiscal years beginning after December 15, 1994.

Comprehensive income

Under U.S. GAAP, SFAS No. 130 requires that companies report comprehensive income as a measure of overall performance. Comprehensive income includes all changes in equity during a period except those resulting from investments by owners and distributions to owners. There is no concept similar to comprehensive income under current Canadian GAAP.

Current accounting pronouncements

In April 2005, the Canadian Accounting Standards Board (“AcSB”) issued new accounting standards for the recognition, measurement and disclosure of financial instruments, hedges and comprehensive income. The new requirements are all to be applied at the same time and are effective for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006. Earlier adoption is permitted commencing as of the beginning of a fiscal year ending on or after December 31, 2004. The Company is currently assessing the impact of this accounting standard on its consolidated financial statements.

ViRexx Medical Corp.
Notes to Consolidated Financial Statements
December 31, 2005 and 2004

(expressed in Canadian dollars)

In December 2004, the FASB issued FAS No. 123 (revised 2004) (“FAS 123R”), “Share-Based Payment”, which is a revision of FAS No. 123, “Accounting for Stock-based Compensation”. FAS 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values and does not allow the previously permitted pro forma disclosure as an alternative to financial statement recognition. Liability classified awards are re-measured to fair value at each balance sheet date until the award is settled. FAS 123R supersedes Accounting Principles Board (“APB”) Opinion No. 25 “Accounting for Stock Issued to Employees”, and related interpretations and amends FAS No. 95 “Statement of Cash Flows”. FAS 123R is scheduled to be effective beginning fiscal 2006 for the Company. On August 31, 2005, the FASB issued FSP FAS 123R-1 to defer the requirement that a freestanding financial instrument originally subject to FAS 123R becomes subject to the recognition and measurement requirements of other applicable generally accepted accounting principles when the rights conveyed by the instrument to the holder are no longer dependent on the holder being an employee of the entity. On October 18, 2005, the FASB issued FSP FAS 123R-2 to provide further guidance on the application of grant date as defined in FAS 123R. The Company is currently assessing the impact of FAS 123R and related FSPs on its consolidated financial statements.

APB Opinion No. 20, “Accounting for Non-monetary Transactions” to require that all non-monetary exchanges be accounted for at fair value except for exchanges of non-monetary assets that do not have commercial substance. An exchange is considered to have commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. FAS 153 is effective for non-monetary asset exchanges occurring in periods beginning after June 15, 2005.

In May 2005, the FASB issued FAS No. 154 “Accounting Changes and Error Corrections - a replacement of APB Opinion No. 20 and FAS Statement No. 3”. FAS 154 requires an entity to account for the adoption of a new accounting policy by applying the new principle to prior accounting periods as if the principle had always been adopted, or “retrospective application”. Under existing GAAP, a new principle is not applied to prior periods; rather, the cumulative effect of the change is recognized in earnings in the period of the change. FAS 154 also carries forward without change the guidance from Opinion No. 20 for reporting the correction of an error in previously issued financial statements and the accounting for changes in estimate. The provisions of FAS 154 will be effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005.

16	Subsequent event

On February 16, 2006, the Company completed a private placement of 10,909,090 units for gross proceeds of $12,000,000. Each unit consists of one common share and one common share purchase warrant. Each common share warrant entitles the holder to purchase one common share of the Company at a price of $1.50 for a period of two years.