Form 20-F
VIREXX MEDICAL CORP
filed 2007-04-02
CIK 1275011

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 1-32608

ViRexx Medical Corp.
(Exact name of Registrant as specified in its charter)

Alberta, Canada
(Jurisdiction of incorporation or organization)

8223 Roper Road NW, Edmonton, Alberta, Canada T6E 6S4
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

None
(Title of Class)

As of December 31, 2006, there were 72,760,717 outstanding common shares of ViRexx.

Indicate by check mark if the registrant is a well-known seasoned issuer as defined in Rule 405 of the Securities Act.

☐ Yes	☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes	☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒Yes	☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer.

☐ Large Accelerated filer	☐ Accelerated filer	☒ Non-accelerated filer

Indicate by check mark which financial statement item the registrant has elected to follow.

☒Item 17	☐ Item 18

 If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes	☒ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of the securities under a plan confirmed by a court.

☐ Yes	☐ No

Table of Contents

FORWARD LOOKING STATEMENTS		5
PART I		5
Item 1.	Identity of Directors, Senior Management and Advisors	5
Item 2.	Offer Statistics and Expected Timetable	5
Item 3.	Key Information	5
A.	Selected financial data	5
B.	Capitalization and indebtedness	8
C.	Reasons for the offer and use of proceeds	9
D.	Risk factors	9
Item 4.	Information on ViRexx	22
A.	History and Development of ViRexx	22
B.	Business overview	24
C.	Organizational structure	41
D.	Property, plants and equipment	42
Item 4A.	Unresolved Staff Comments	42
Item 5.	Operating and Financial Review and Prospects	42
Item 6.	Directors, Senior Management and Employees	55
A.	Directors and senior management	55
B.	Compensation	63
C.	Board practices	64
D.	Employees	66
E.	Share ownership	66
F.	Pension and Retirement Plans and Payments upon Termination of Employment	70
Item 7.	Major Shareholders and Related Party Transactions	70
A.	Major shareholders	70
B.	Related party transactions	70
C.	Interests of experts and counsel	70
Item 8.	Financial Information	71
A.	Consolidated Statements and Other Financial Information	71
B.	Significant Changes	71
Item 9.	The Offer and Listing	71
A.	Offer and listing details	71
B.	Plan of distribution	73
C.	Markets	73
D.	Selling shareholders	73
E.	Dilution	73
F.	Expenses of the issue	73

Item 10.	Additional Information	74
A.	Share capital	74
B.	Memorandum and articles of association	74
C.	Material contracts	78
D.	Exchange controls	83
E.	Taxation	83
F.	Dividends and paying agents	86
G.	Statement by experts	86
H.	Documents on display	86
I.	Subsidiary Information	87
Item 11.	Quantitative and Qualitative Disclosures About Market Risk	87
Item 12.	Description of Securities Other than Equity Securities	87

PART II		87

Item 13.	Defaults, Dividend Arrearages and Delinquencies	87
Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds	87
Item 15.	Controls and Procedures	87
Item 16.	[Reserved]	88
Item 16A	— Audit Committee Financial Expert	88
Item 16B	— Code of Ethics	88
Item 16C	— Principal Accountant Fees and Services	88
Item 16D	— Exemption from the Listing Standards for Audit Committees	89
Item 16E	— Purchases of Equity Securities by the Issuer and Affiliated Purchasers	89

PART III		90
Item 17.	Financial Statements	90
Item 18.	Financial Statements	91
Item 19.	Exhibits	91
SIGNATURES		92

FORWARD LOOKING STATEMENTS

This Annual Report on Form 20-F (the “Annual Report”) contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. A holder of shares (“Shareholders”) can identify these forward looking statements when they see us using words such as “expect”, “anticipate”, “estimate”, “believe”, “may”, “potential”, “intends”, “plans” and other similar expressions or statements incorporating a modal verb such that an action, event or result “will”, “may”, “could” or “should” be taken, occur or be achieved, or the negative thereof, or other similar statements. These statements are only predictions and involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or industry results, to be materially different from any future results, performance, or achievements expressed or implied by these forward-looking statements. Important factors that could cause or contribute to such differences include our ability to successfully develop our product candidates and commercialize them into saleable products, the introduction of competing products, the difficulty of predicting Food and Drug Administration (“FDA”), European Medicines Agency (“EMEA”) and other regulatory authority approvals, the regulatory environment and changes in the health policies and structures of various countries, our ability to successfully identify, consummate and integrate acquisitions, our potential exposure to product candidates, product liability claims, our dependence on patent and other protections for our product candidates, fluctuations in currency, exchange and interest rates and operating results and other risks and uncertainties described under “ Item 3 - Key Information - Risk Factors” and elsewhere in this Annual Report.

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

PART I

In this Annual Report, except where otherwise indicated, all references to the “Corporation,” “we,” “our” and “ViRexx” refer to ViRexx Medical Corp., its subsidiaries, and where the context requires, its predecessors. References to “dollars” as “CDN$” or “$” are to Canadian dollars and references to “U.S.$” are to United States dollars.

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

A.	Directors and Senior Management

Not applicable

B.	Advisors

Not applicable.

C.	Auditors

Not applicable.

Item 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3.	KEY INFORMATION

A.	Selected Financial Data

The selected consolidated financial data presented below is derived from the audited annual financial statements for the years ended December 31, 2006, December 31, 2005, December 31, 2004, December 31, 2003 and December 31, 2002.

The selected financial data should be read in conjunction with Item 5 - “Operating and Financial Review and Prospects,” the financial statements and other financial information included elsewhere in this Annual Report.

We prepared our Consolidated Financial Statements in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”). GAAP differs in certain material respects from United States Generally Accepted Accounting Principles (“U.S. GAAP”). For discussion of the principal differences between Canadian GAAP and U.S. GAAP as they pertain to us, see Note 18 to our audited Consolidated Financial Statements for the year ended December 31, 2006, included elsewhere in this Annual Report. Note 18 to our Consolidated Financial Statements also provides a reconciliation of our Consolidated Financial Statements to United States Generally Accepted Accounting Principles.

Our fiscal year ends on December 31. We designate our fiscal year by the year in which that fiscal year ends; e.g., fiscal year 2006 refers to our fiscal year ended December 31, 2006.

Selected Canadian GAAP Financial Data
(In thousands, except per share data)	Years ended December 31,
	2006 (1)	2005 (1)	2004 (1)	2003 (1)	2002 (1)

Revenues	—	—	—	—	—

Operating expenses:
Research and development	5,786	4,692	1,727	383	272
Corporate administration	4,523	3,251	1,577	682	816
Amortization	2,771	2,499	71	31	37
Fair value of stock options issued to employees related to:
Research and development	151	58	70	-	-
Corporate administration	454	399	311	211	-

Total operating expenses	13,685	10,899	3,756	1,307	1,125

Loss from operations	(13,685)	(10,899)	(3,756)	(1,307)	(1,125)
Interest income	400	222	143	8	-
Debenture interest	-	(95)	(62)	(76)	(40)
Loss (gain) on foreign exchange	(31)	(46)	15	4
Gain (loss) on disposal of property and equipment	1	-	2	(13)	(95)

Loss before income taxes	(13,315)	(10,818)	(3,658)	(1,384)	(1,260)
Income tax (expense) recovery	(4,179)	3,358	-	-	-
Net loss	(17,494)	(7,460)	(3,658)	(1,384)	(1,260)

Basic and diluted loss per common share	(0.25)	(0.13)	(0.14)	(0.15)	(0.14)

Weighted average no. shares outstanding	68,921	55,827	25,268	9,129	8,763

(In thousands, except per share data)	Years ended December 31,
	2006 (1)	2005 (1)	2004 (1)	2003 (1)	2002 (1)
Balance Sheet Data:
Cash and short-term investments	10,742	5,572	9,463	2,709	131
Total assets	38,950	36,286	45,722	3,742	1,093
Long-term liabilities	5,352	1,168	6,750	35	657
Total shareholders’ equity (deficit)	31,999	34,448	37,191	2,095	(56)

(1) Derived form the audited financial statements for the year then ended.

Selected U.S. GAAP Financial Data

(In thousands, except per share data)	Years ended December 31,
	2006 (1)	2005 (1)	2004 (1)	2003 (1)	2002 (1)
Revenues	—	—	—	—	—

Operating expenses:
Research and development	5,786	4,692	1,727	383	272
Corporate administration	4,523	3,251	1,577	682	816
Amortization	150	142	69	29	35
Fair value of stock options issued to employees related to:
Research and development	151	58	70	-	-
Corporate administration	454	399	311	945	-

Total operating expenses	11,064	8,542	3,754	2,039	1,123

Loss from operations	(11,064)	(8,542)	(3,754)	(2,039)	(1,123)
Interest income	400	222	143	8	-
Debenture interest	-	(95)	(62)	(76)	(40)
(Loss) gain on foreign exchange	(31)	(46)	15	4	(1)
Gain (loss) on disposal of property and equipment	1	-	2	(13)	(95)
Acquired intellectual property Acquired intellectual property			(27,804)	(75)	(131)
Loss before income taxes	(10,694)	(8,461)	(31,459)	(2,191)	(1,390)
Income tax (expense) recovery	-	-	-	-	-
Net loss	(10,694)	(8,461)	(31,459)	(2,191)	(1,390)

Basic and diluted loss per common share	(0.16)	(0.15)	(1.25)	(0.24)	(0.16)

Weighted average no. shares outstanding	68,921	55,827	25,268	9,129	8,763

(In thousands, except per share data)	Years ended December 31,
	2006 (1)	2005 (1)	2004 (1)	2003 (1)	2002 (1)
Balance Sheet Data:
Cash and short-term investments	10,742	5,572	9,463	2,709	131
Total assets	11,580	6,296	11,152	3,480	904
Long-term liabilities	5	-	-	35	746
Total shareholders’ equity (deficit)	9,977	5,626	9,311	1,774	(245)

(1) Derived form the audited financial statements for the year then ended.

Currency and Exchange Rates

The following table sets out the exchange rates for U.S. dollars expressed in terms of one Canadian dollar in effect at the end of the following periods, and the average exchange rates (based on the average of the exchange rates on the last day of each month in such periods)):

		U.S. Dollars Per One Canadian Dollar Year Ended December 31
	January - February 2007	2006	2005	2004	2003	2002
End of period	0.85	0.86	0.86	0.83	0.77	0.63
Average for the period	0.85	0.88	0.82	0.76	0.71	0.63

The following table sets out the high and low exchange rates for U.S. dollars expressed in terms of one Canadian dollar in effect at the end of the following periods:

	U.S. Dollars per One Canadian Dollar
	February 2007	January 2007	December 2006	November 2006	October 2006	September 2006
High for the month	0.86	0.86	0.88	0.89	0.90	0.90
Low for the month	0.84	0.85	0.86	0.87	0.88	0.89

Exchange rates are based upon the noon buying rate in New York City for cable transfers in foreign currencies, as certified for customs purposes by the United States Federal Reserve Bank of New York. The noon rate of exchange on March 2, 2007 as reported by the United States Federal Reserve Bank of New York for the conversion of Canadian dollars into United States dollars was CDN$1.00 = U.S.$0.85.

B.	Capitalization and Indebtedness

Common Shares

We are authorized to issue an unlimited number of common shares. As of December 31, 2006, we had 72,760,717 common shares outstanding. A summary of transactions during the twelve month period ended December 31, 2005 is outlined below:

	Common shares
	#	$
Balance - December 31, 2005	58,443,445	45,989,189
Exercise of stock options	590,000	439,341
Private placements	13,527,272	9,032,430
Common shares issued	200,000	148,000
Share issue costs	-	(1,544,280)
Balance - December 31, 2006	72,760,717	54,064,680

All cash proceeds from the issuance of common shares are used for general working capital purposes.

Normal Course Issuer Bid

On December 21, 2004, we received approval for a Normal Course Issuer Bid allowing ViRexx to repurchase up to 2,663,824 common shares during the period beginning December 23, 2004 to December 22, 2005, at the market price at the time of purchase. We repurchased 2,056,900 common shares at a weighted average price of $1.10 per share for the period January 1, 2005 to December 22, 2005, which resulted in a charge of $1,645,113 to share capital and a charge of $610,663 to the deficit. (See Item 16E).

Stock Options

See Note 13 of Item 18. Our stock option plan permits the issuance of stock options equivalent to 8,256,000 common shares. As at December 31, 2006, we had 6,096,241 stock options outstanding of which 5,282,401 are exercisable. The expiry dates of outstanding stock options range from April 30, 2007 to March 28, 2016.

A summary of transactions during the period ending December 31, 2006 is outlined below:

	Stock Options	Weighted exercise price
	#	$
Outstanding Balance - December 31, 2005	6,670,200	0.84
Granted	837,363	1.00
Cancelled	(821,322)	0.91
Exercised	(590,000)	0.50
Balance - December 31, 2006	6,096,241	0.81

On February 1, 2005, we granted 300,000 stock options as an inducement to an individual to join ViRexx as an officer. The options are exercisable at $1.17 per share and expire on February 1, 2015. These options were not issued under the Plan. One-third of these options vested immediately and the remaining options will vest over a period of two years. Effective April 13, 2005, 30,000 options were granted as an inducement for an individual to join ViRexx. These options expire on April 13, 2015 and are exercisable at a price of $1.46 per share. Effective May 1, 2005, 50,000 options were granted to a consultant to ViRexx. These options expire on May 1, 2007 and are exercisable at a price of $1.39 per share. Effective November 1, 2005, 60,000 options were granted as partial inducement for an individual to join ViRexx as Director, Business Development. The options are exercisable at $0.99 per share and expire on November 1, 2015. These options vest over a period of three years. Effective November 1, 2005, 500,000 options were granted as an inducement to another individual to join ViRexx as Chief Executive Officer. These options are exercisable at $0.99 per share and expire on November 1, 2015. These options vest over a period of three years.

Warrants

See Note 13 of Item 17. As at December 31, 2006, we had 17,077,471 warrants outstanding at a weighted average price of $1.48. The expiry date of outstanding warrants range from September 9, 2007 to December 6, 2008. A summary of transactions during the period is outlined below:

	Warrants	Weighted exercise price
	#	$
Balance - December 31, 2005	2,819,299	1.56
Granted	14,618,172	1.48
Exercised	-	-
Cancelled/Expired	(360,000)	4.00
Balance - December 31, 2006	17,077,471	1.48

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk factors

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

RISKS RELATED TO OUR FINANCIAL CONDITION

THERE IS EXPRESSED DOUBT ABOUT OUR ABILITY TO CONTINUE AS A GOING CONCERN, WHICH MAY HINDER OUR ABILITY TO OBTAIN FUTURE FINANCING.

Our financial statements included in this Annual Report were prepared assuming that the Company will continue as a going concern. However, we have incurred operating losses, expect to continue to incur significant losses, and have not achieved any significant revenues since our inception. During the fiscal year ended December 31, 2006, we did secure $15,000,000 of additional financing. While the proceeds of this financing have significantly aided our liquidity difficulties, our ability to sustain operations for more than a 12 month period without further financing cannot be assured. Without additional funding and milestone payments from potential product out-licensing, we will have inadequate funds to continue our existing corporate, administrative, and operational functions beyond the fourth quarter of 2007. We also have commitments under our University of Alberta license agreement to make milestone payments of $250,000 when we enter Phase III clinical trials on each of the product candidates derived from the intellectual property licensed under that Agreement.

Our ability to continue as a going concern is subject to our ability to generate revenues, a profit and/or obtain necessary funding from outside sources, including obtaining additional funding from the sale of our securities, increasing sales or obtaining loans and grants from various financial institutions where possible. The going concern uncertainty modification in the auditor's report increases the difficulty in meeting such goals and there can be no assurances that such methods will prove successful.

WE MUST RAISE MONEY FROM INVESTORS TO FUND OUR OPERATIONS. IF WE ARE UNABLE TO FUND OUR OPERATIONS, WE MAY CEASE DOING BUSINESS.

As at December 31, 2006, we had cash reserves, consisting of cash and short-term investments, of $10,742,191. In fiscal year ended December 31, 2006, we incurred a net loss of $17,493,375. In fiscal year ended December 31, 2005, we incurred a net loss of $7,459,714, and in fiscal year ended December 31, 2004, we incurred a net loss of $ 3,657,760. In February 2006 we completed a private placement of 10,909,090 units for $12,000,000 with the addition of broker warrants, and as a result of this financing there remains outstanding 11,999,990 common share purchase warrants expiring on February 15, 2008, exercisable at $1.50 per share. In March 2006 we completed a private placement of 800,000 units for $1,000,000 with the addition of broker warrants and as a result of this financing there remains outstanding 800,000 common share purchase warrants expiring on April 7, 2008, exercisable at $1.75 per share. In December 2006 we completed a private placement of 1,818,182 units for $2,000,000 with the addition of broker warrants and as a result of this financing there remains outstanding 1,818,182 common share purchase warrants expiring on December 6, 2008, exercisable at $1.25 per share.

Without additional funding and milestone payments from potential product out-licensing, we will have inadequate funds to continue our existing corporate, administrative, and operational functions beyond the fourth quarter of 2007. We also have commitments under our University of Alberta license agreement to make milestone payments of $250,000 when we enter Phase III clinical trials on each of the product candidates derived from the intellectual property licensed under that Agreement. The average monthly amount of cash that we are using, and expect to use over the next 12-18 months for all of our operations, is approximately $900,000. For a further discussion of our liquidity and capital resources, you should also refer to Item 5: "Operating and Financial Review and Prospects" in this Annual Report. We expect to continue to seek additional sources of funding to finance operations into the future, through public or private equity or debt financings, collaborative arrangements with pharmaceutical companies and/or from other sources. We cannot assure you that additional financing will be available or, even if it is available, that it will be sufficient and available on terms acceptable to us.

WITH THE EXCEPTION OF MILESTONE PAYMENTS FROM POTENTIAL PRODUCT OUT-LICENSING, WE HAVE NOT DERIVED ANY REVENUE TO DATE FROM THE COMMERCIAL SALE OF PRODUCT CANDIDATES, HAVE NEVER HAD ANY REVENUES FROM COMMERCIAL SALES AND HAVE RELIED ON EQUITY AND DEBT FINANCINGS TO SUPPORT OUR OPERATIONS.

We have not derived any revenue to date from the commercial sale of product candidates and have no product candidates for sale. Our future profitability will depend upon our ability to enter into suitable licensing or partnering arrangements to commercialize our product candidates obtain regulatory approvals and bring product candidates to market in a timely manner. We have relied solely on equity and debt financing, government grants, and milestone payments from potential product out-licensing to support our operations. We have not commercially introduced any product candidates and the product candidates are in varying stages of development and testing. Our ability to sell an approved commercial product will depend upon our ability to develop products that are safe, effective and commercially viable, to obtain regulatory approval for the manufacture and sales of our product candidates and to license or otherwise market our product candidates successfully. We may never commercialize an approved product and may have to rely on equity and debt financings to support ongoing operations.

WE HAVE A HISTORY OF OPERATING LOSSES AND WE EXPECT TO INCUR FUTURE LOSSES. IF WE ARE UNABLE TO ACHIEVE SIGNIFICANT REVENUES IN THE FUTURE, WE WILL CEASE DOING BUSINESS.

Since our inception, we have incurred significant losses each year.. Our accumulated loss from inception to December 31, 2006 is CDN$32,444,237. Our accumulated deficit from inception to December 31, 2006 is CDN$33,814,171. We expect to continue to incur significant operating losses as we continue our product-candidate research and development and continue our clinical trials. These losses, among other things, have had and will continue to have an adverse effect on our shareholders’ equity and working capital. Unless we are able to generate sufficient product revenue, we will continue to incur losses from operations and may not achieve or maintain profitability.

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

WE EXPECT TO CONTINUE TO INCUR SIGNIFICANT EXPENSES.

We expect to continue to incur significant expenses connection with:

•
the regulatory marketing authorization process to approve the sale of OvaRex® MAb in Europe and other jurisdictions. OvaRex® MAb will be the first of our product candidates to complete Phase III trials in any jurisdiction and the first of our product candidates for which we will seek marketing authorization. The work involved in seeking regulatory marketing authorization for OvaRex® MAb in theses jurisdictions is extensive, time consuming and expensive;

•
our expenses will increase as we commence new preclinical and clinical trials as we progress existing products to more advanced phases of pre-clinical and of clinical development in the event that we are not able to obtain a licensing partner. The more advanced trials typically require more clinical trial participants, clinical trial sites and research investigators than earlier stage clinical trials and are consequently more expensive;

We also expect to incur significant general and administrative expenses in support of our increased operations as well as the ongoing costs to operate as a company listed on the American Stock Exchange and on the Toronto Stock Exchange.

Over the longer term, the costs referred to above will fluctuate, primarily dependant on the number and type of preclinical and clinical trials being undertaken at any one time and the number of regulatory marketing authorizations being sought. Costs will also increase if we are able to progress any further product candidates from preclinical testing to clinical trials or if we are able to complete clinical trials in the event that we are not able to obtain a licensing partner of any product candidates and seek regulatory marketing authorizations.

WE WILL CONTINUE TO NEED SIGNIFICANT AMOUNTS OF ADDITIONAL CAPITAL THAT MAY NOT BE AVAILABLE TO US ON FAVORABLE TERMS OR AT ALL OR WHICH MAY BE DILUTIVE.

To date, we have funded our operations and capital expenditures with proceeds from the sale of our securities, government grants and interest on investments.

In order to achieve our goal of being a biotechnology company and to conduct the lengthy and expensive research, preclinical studies, clinical trials, regulatory approval process, manufacture, sales and marketing necessary to complete the full development of our product candidates, we may require substantial additional funds in addition to the funds received in connection with the US private offerings and the various Canadian placements completed in 2006.

To meet these financing requirements, we may raise funds through public or private equity offerings, debt financings, and through other means, including collaborations and license agreements. Raising additional funds by issuing equity or convertible debt securities may cause our shareholders to experience significant additional dilution in their ownership interests. Raising additional funds through debt financing, if available, may involve covenants that restrict our business activities. Additional funding may not be available to us on favorable terms, or at all. If we are unable to obtain additional funds, we may be forced to delay, reduce the scope of or terminate preclinical and/or clinical trials and the development, manufacturing and marketing of our products. To the extent that we raise additional funds through collaborations and licensing arrangements, we may have to relinquish valuable rights and control over our technologies, research programs or product candidates, or grant licenses on terms that may not be favorable to us.

IF WE FAIL TO OBTAIN ADDITIONAL FINANCING, WE MAY BE UNABLE TO FUND OUR OPERATIONS AND COMMERCIALIZE OUR PRODUCT CANDIDATES.

We expect that our cash expenditure will remain relatively constant over 2007 and 2008, and that we will spend substantial amounts to complete the commercialization of OvaRex® MAb in Europe and for Occlusin™500 Device. We also expect to incur costs in supporting the clinical development and to license other product candidates from our T-ACT™ and Chimigen™ Platforms. We believe that our existing cash and short-term investments will be sufficient to meet our projected operating requirements to the fourth quarter of 2007.

Our future funding requirements will depend on many factors, including:

•
the scope, results, rate of progress, timing and costs of preclinical studies and clinical trials and other development activities. Specifically, the funding requirements for clinical trials of Occlusin™ 500 Device, Occlusin™50 Injection and HepaVaxx B Vaccine are significant. The funding requirements for the preclinical testing and potential future clinical testing of our earlier-stage product candidates and any other testing that we may initiate are also significant. As a result, we will be looking to partner out product candidates prior to initiating Phase II clinical trials and /or funding selected projects based on funding availability;

•	the costs and timing of seeking and obtaining regulatory approvals;

•	the costs of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights;

•	the costs of developing sales and marketing capabilities and establishing distribution capabilities;

•	the cost of developing our commercial-scale capabilities;

•	the cost of additional management, scientific, manufacturing, and sales and marketing personnel. We will be required to increase the number of our personnel over time;

•	the terms, timing and cash requirements of any future acquisitions, collaborative arrangements, licensing of product candidates or investing in businesses, product candidates and technologies;

•	the costs of securing coverage, payment and reimbursement of our product candidates, if any of our product candidates receive regulatory approval; and

•	the effects of competing clinical, technological and market developments.

If we are not able to secure additional funding when needed, we may have to delay, reduce the scope of, or eliminate one or more of our clinical trials or research and development programs or future commercialization efforts.

RISKS RELATED TO OUR BUSINESS AND INDUSTRY

WE ARE IN THE EARLY STAGES OF PRODUCT CANDIDATE DEVELOPMENT. OUR PRODUCT CANDIDATES MAY NOT BE EFFECTIVE AT A LEVEL SUFFICIENT TO SUPPORT A PROFITABLE BUSINESS VENTURE. IF THEY ARE NOT, WE WILL BE UNABLE TO CREATE MARKETABLE PRODUCT CANDIDATES AND DERIVE ANY MEANINGFUL REVENUES. UNLESS WE ARE ABLE TO GENERATE SUFFICIENT PRODUCT REVENUE, WE WILL CONTINUE TO INCUR LOSSES FROM OPERATIONS AND MAY NOT ACHIEVE OR MAINTAIN PROFITABILITY AND WE WILL HAVE TO CEASE OPERATIONS.

Some of our product candidates are in the preliminary development stage, have not been approved for marketing by any regulatory authority and cannot be commercially distributed in any markets until such approval is obtained. We cannot assure you that our monoclonal antibody therapies, Chimigen™ vaccines and tumor starvation therapies will be effective at a level sufficient to support a profitable business venture. The science on which our technologies are based may also fail due to flaws or inaccuracies in the data, or because the data is not predictive of future results. The scientific theories, upon which our business is based, like all science, will evolve over time and become increasingly predictive of the world in which we live. One potential consequence of imperfect theories may be that we will never be able to create a marketable product. If we are unable to do so, we will not generate revenues, will have to cease operations, and investors will be at risk of losing their entire investment.

In addition, it takes a significant period of time for new vaccines, monoclonal antibody therapies, medical devices and therapeutic drugs to be developed, to obtain the necessary regulatory approvals to permit sales, to establish appropriate distribution channels and market acceptance, and to obtain insurer reimbursement approval. This time period is generally not less than 10 years. None of our therapeutic product candidates have been commercialized and completion of the commercialization process for any of our product candidates will require significant investments of time and funds. We cannot predict either the total amount of funds that will be required, or assure you that we will be successful in obtaining the necessary funds. It is also not possible for us to predict the time required to complete the regulatory process or if there will be sufficient market demand at such time. If any of our product candidates are approved, we cannot give assurances that it will be possible to produce them in commercial quantities at reasonable cost, successfully market them, or whether any investment made by us in the commercialization of any product candidates would be recovered through sales, license fees, or related royalties. Furthermore, the time it takes for product candidates to reach market acceptance exposes us to significant additional risks, including the development of competing products, loss of investor interest, changing market needs, changes in personnel, and regulatory changes.

Since the process of discovering and developing cancer therapies and treatments for chronic viral infections is our core business, we anticipate that we will remain engaged in research and development for the foreseeable future. As one or two product candidates advance to commercialization, we expect that other potential products will replace them as research and development candidates. We estimate that OvaRex® MAb if approved is a minimum of one year away from commercialization in the U.S., Occlusin™ 500 Artificial Embolization Device if approved is a minimum of one year away from commercialization in any jurisdiction, and HepaVaxx B Vaccine, if approved, is a minimum of seven years away from commercialization in any jurisdiction, although these processes could take much longer.

WE RELY ON, AND INTEND IN THE FUTURE TO CONTINUE TO RELY ON, TECHNOLOGY LICENSES FROM THIRD PARTIES AND ANY BREACH OR TERMINATION OF THESE LICENSE ARRANGEMENTS COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS, FINANCIAL CONDITION, AND RESULTS OF OPERATIONS.

We cannot assure you that we will obtain any additional required licenses, that our existing licenses or new licenses, if obtained, will not terminate, or that they will be renewed. The failure to obtain, the termination of, or the failure to renew any of these licenses would have a material adverse effect on our pre-clinical and clinical programs and may cause us to suspend or cease our operations. In addition, we cannot assure that these licenses will remain in good standing or that the technology we have licensed under these agreements has been adequately protected or is free from claims of infringement of the intellectual property rights of third parties.

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

OUR FAILURE TO PROTECT OUR INTELLECTUAL PROPERTY OR OUR INFRINGEMENT ON THE PROPERTY RIGHTS OF OTHERS MAY IMPEDE OUR ABILITY TO OPERATE FREELY.

We continually evaluate our technology to determine whether to make further patent filings and rely significantly upon proprietary technology. We protect our intellectual property through patents, copyrights, trademarks, trade secrets and contractual agreements as appropriate. We own or exclusively license 8 issued U.S. patents having expiration dates ranging from 2016 to 2021. As we develop our product candidates, we may discover additional patentable subject matter that we may elect to prosecute.

Prior to filing a patent, data developed by the Company or its licensees is held in confidence, which confidence is secured by contractual arrangement. From time to time management may make a determination that superior economic gain made be attained by perpetually protecting an invention as a trade secret rather than disclosing it in a patent application. Inventions held as trade secrets can be independently discovered by others. In addition, the contractual agreements by which we protect our unpatented technology and trade secrets may be breached. If technology similar to ours is independently developed or our contractual agreements are breached, our technology will lose value and our business will be irreparably harmed.

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

Having patents issued does not guarantee that our business activities are not infringing intellectual property rights of third parties. Any claims against us or any purchaser or user of our potential products asserting that such product or process infringes intellectual property rights of third parties could have a material effect on our business, financial condition or future operations. Any asserted claims of infringement, with or without merit, could be time consuming, result in costly litigation, divert the efforts of our technical and management personnel, or require us to enter into royalty or licensing agreements, any of which could materially adversely affect our operating results. Such royalty or licensing agreements, if required, may not be available on terms acceptable to us, if at all. In the event a claim is successful against us and we cannot obtain a license to the relevant technology on acceptable terms, license a substitute technology or redesign our potential products to avoid infringement, our business, financial condition and operating results would be materially adversely affected.

OUR BUSINESS IS SUBJECT TO SIGNIFICANT GOVERNMENT REGULATION AND FAILURE TO ACHIEVE REGULATORY APPROVAL OF OUR DRUG CANDIDATES WOULD SEVERELY HARM OUR BUSINESS.

The U.S. Food and Drug Administration ("FDA") regulates the development, testing, manufacture, record-keeping, labeling, distribution, and promotion of pharmaceutical products in the United States pursuant to the Food, Drug, and Cosmetic Act and related regulations. We must receive approval by the FDA prior to commercial sale in the U.S. of any of our product candidates. Similar regulations are enforced by Health Canada, the European Medicines Agency (“EMEA”) and by other regulatory agencies in each jurisdiction in which we seek to do business. The regulatory review process is lengthy and expensive, and the outcome of the approval process is uncertain. Before receiving approval we must acquire and submit extensive preclinical and clinical data and supporting information for each indication to establish the safety and efficacy of our drug candidates. In addition, we must show that we can produce our drug candidates consistently at quality levels suitable for administration in humans in accordance with a complex set of regulations known in the U.S. as current Good Manufacturing Practices (cGMP’s). Premarket approval is a lengthy and expensive process and takes several years. Future legislation or changes in FDA policy may change during the period of potential product development and clinical trials. We may not be able to obtain FDA approval or approval from other regulatory agencies for any commercial sale of any drug candidate. We may encounter delays or rejections in the regulatory approval process at any time. Even if approval is obtained, agencies may determine that additional clinical trials are required after marketing has begun. Except for any potential licensing or marketing arrangements with other pharmaceutical or biotechnology companies, we will not generate any revenues in connection with our drug candidates unless and until we obtain clearance from the FDA, Health Canada, EMEA, or comparable agencies to commercialize our product candidates. Given the uncertainty, extensive time, and financial expenditures involved in moving a drug through the regulatory and clinical trial process in the United States, Canada, and Europe and elsewhere, we may never be able to successfully develop safe, commercially viable products. If we are unable to do so, we may have to cease operations.

WE ARE DEPENDENT ON THE SUCCESSFUL OUTCOME OF PRECLINICAL TESTING AND CLINICAL TRIALS.

None of our product candidates are currently approved for sale by the FDA, EMEA, and Health Canada or by any other regulatory agency in the world, and they may never receive approval for sale or become commercially viable. Before obtaining regulatory approval for sale, each of our product candidates must be subjected to extensive preclinical and clinical testing to demonstrate safety and efficacy for each proposed indication for human use. Our success will depend on the successful outcome of these preclinical testing and clinical trials. There are multiple risk factors associated with conducting clinical trials of our investigational drug and device product candidates. There may be unforeseen delays in identifying and reaching agreement on acceptable terms with Institutional Review Boards of clinical trial providers with respect to proposed clinical study protocols. There may also be delays in reaching satisfactory financial agreements with prospective clinical trial sites and the investigators themselves.

There may be regulatory delays of clinical trials related to obtaining FDA, Health Canada, European Medicines Agency ("EMEA"),, or other regulatory agency clearance to begin patient treatment in a clinical trial. A common issue in conducting a clinical trial is that delays encountered in the enrollment of patients may significantly prolong the length of time required to conduct clinical studies.

A prime risk factor of clinical trials is that the study outcome may reveal that the product candidate does not demonstrate the anticipated level of effectiveness in the target patient population. Such outcomes may adversely affect the approvability of the potential product by regulatory agencies. Similarly, clinical trials may show that an investigational product causes unacceptable adverse events in the patient population to be treated with the drug.

Historically, the results from preclinical testing and from early clinical trials often have not always been predictive of results obtained in later clinical trials. Frequently, drugs that have shown promising results in preclinical or early clinical trials subsequently fail to demonstrate sufficient evidence of safety or effectiveness necessary to obtain regulatory approval. Our success will depend on the success of our current clinical trials and subsequent clinical trials that have not yet begun. Moreover, regulatory agencies such as the FDA, EMEA and Health Canada may impose specific standards on the evaluation of disease response in individual patients which may differ from those anticipated by ViRexx or its clinical advisors. These different standards may lead the regulatory agency to conclude that study subjects receiving any of our product candidates have had a more modest clinical response than that determined by ViRexx or its clinical advisors.

In addition to the risks mentioned, there are a number of other difficulties and risks associated with clinical trials. The possibility exists that:

(a)	we may discover that our product candidates may cause, alone or in combination with another therapy, unacceptable side effects or are not effective at all;
(b)	we may discover that our product candidates, alone or in combination with another therapy, do not exhibit the expected therapeutic results in humans;
(c)	results from early trials may not be predictive of results that will be obtained from large-scale, advanced clinical trials as mentioned above;
(d)	we or the FDA or other regulatory agencies may suspend the clinical trials of one or more of our product candidates;
(e)	patient recruitment may be slower than expected;
(f)	patients may drop out of our clinical trials; and
(g)	there may be cost overruns.

Although the FDA and EMEA have granted OvaRex®MAb Orphan Drug Status for its use in ovarian cancer, this status does not diminish any of the requirements for market approval. Given the uncertainty surrounding the regulatory and clinical trial process, we may not be able to develop safety, efficacy or manufacturing data necessary for approval of this or any of our product candidates. In addition, even if we receive approval, such approval may be limited in scope and affect the commercial viability of such product candidate. If we are unable to successfully obtain approval to commercialize any product candidate, this would materially harm our business, impair our ability to generate revenues and adversely impact our stock price.

DELAYS IN CLINICAL TRIALS WILL CAUSE US TO INCUR ADDITIONAL COSTS, WHICH COULD JEOPARDIZE THE TRIALS AND ADVERSELY AFFECT OUR LIQUIDITY AND FINANCIAL RESULTS.

For internally funded clinical trials and the due to the associated high costs, a delay for any reason, will require us to spend additional funds to keep our product candidates moving through the regulatory process. If we do not have or cannot raise the necessary additional funds, the testing of our product candidates could be cancelled. If we are required to spend additional funds, it will require us to spend funds that could have been used for other purposes and could adversely affect our liquidity and financial results. Delays in obtaining clinical -trial results will also delay profitability from commercialization of any given product candidate and accordingly negatively effects our financial results.

WE RELY ON CLINICAL INVESTIGATORS AND CONTRACT RESEARCH ORGANIZATIONS TO CONDUCT OUR CLINICAL TRIALS.

We rely, in part, on independent clinical investigators and contract research organizations to conduct our clinical trials. Contract research organizations also assist us in the collection and analysis of the data generated from these clinical trials. These investigators and contract research organizations are not our employees and we cannot control, other than by contract, the amount of resources, including time that they devote to our product candidates and our clinical trials. If independent investigators fail to devote sufficient resources to our clinical trials, or if their performance is substandard, these factors may delay any possible approval and commercialization of our product candidates and could harm our chances of obtaining regulatory approval. Further, most regulatory agencies require that we comply with standards, commonly referred to as Good Clinical Practice (“GCP”) for conducting, recording, and reporting clinical trials to assure that data and reported results are credible and accurate and that the rights, integrity, and confidentiality of trial subjects are protected.

If our independent clinical investigators and contract research organizations fail to comply with GCP, the results of our clinical trials could be called into question and the clinical development of our product candidates could be delayed or halted. The failure of clinical investigators and contract research organizations to meet their obligations to us or comply with good clinical practice procedures could adversely affect the clinical development of our product candidates, and have a material adverse effect on our business, financial condition, and results of operations.

THERE ARE RISKS INHERENT IN RELYING ON SOLE SOURCE SUPPLIER FOR SOME OF OUR MATERIALS.

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

WE ARE DEPENDENT ON STRATEGIC PARTNERS, SUCH AS UNITHER AND THE SIGMA TAU GROUP OF COMPANIES, AS PART OF OUR PRODUCT CANDIDATE DEVELOPMENT STRATEGY, AND WE WOULD BE NEGATIVELY AFFECTED IF WE ARE NOT ABLE TO INITIATE OR MAINTAIN THESE RELATIONSHIPS.

In April 2002, our subsidiary, AltaRex Medical Corp., entered into an Exclusive License Agreement with Unither Pharmaceuticals Inc. (“Unither”), a wholly owned subsidiary of United Therapeutics for the development and commercialization of OvaRex® MAb and four other antibody-based products worldwide, with the major exception of certain member nations of the European Union and certain other countries. In August of 2003, the Exclusive License Agreement was extended to include Germany. Under the Exclusive License Agreement, Unither is responsible for the development of our intellectual property with respect to the five antibodies, including the commercialization of the five antibodies in the licensed territory. Unither has agreed to pay us certain amounts based upon the achievement of specified milestones together with royalties based upon sales of products utilizing or incorporating the licensed technology sold in the licensed territory. If Unither does not devote the resources necessary or does not advance the clinical development of the potential products, particularly OvaRex® MAb, we would be materially adversely affected. Under the Exclusive License Agreement, Unither is permitted to develop intellectual property with respect to five antibodies but has granted AltaRex an exclusive royalty-free license to use these new technologies outside of the Unither territories.

In November 2006, we entered into a License and Supply Agreement with Defiante Farmaceutica, Lda. (“Defiante”), a subsidiary of Sigma Tau Farmaceutica (“Sigma Tau”) for the marketing of OvaRex® MAb for the remaining unlicensed countries in Europe. At the same time, ViRexx International Corp. Limited entered into a Manufacturing and Supply Agreement with Tecnogen S.C.p.A (“Tecnogen”), another subsidiary of Sigma Tau, for Tecnogen to manufacture OvaRex® MAb for most of Europe and the Middle East. If Sigma Tau and Tecnogen do not devote the resources necessary or do not advance the scale up and manufacture of OvaRex® MAb, we will be materially adversely affected.

Once any of our product candidates advance to a Phase II clinical trial stage, we intend to enter into strategic partnerships whereby third parties will finance further clinical development. We cannot assure, however, that we will be able to find partners and establish such relationships on favorable terms, if at all, or that any such future arrangements will be successful.

Should any partner fail to develop or commercialize successfully any product candidates to which we have licensed product rights, our business, financial condition, and results of operations may be adversely affected. The failure of any collaborative partner to continue funding any particular program, for any reason, could delay or halt the development or commercialization of any potential product arising out of a particular program. In addition, we cannot assure that any of our future partners would not pursue alternative technologies or develop alternative product candidates either on their own or in collaboration with others, including our competitors, as a means for developing treatments for the diseases targeted by our programs.

WE RELY ON COLLABORATIVE ARRANGEMENTS FOR MANUFACTURING OUR TRIAL MATERIAL AND PRODUCT CANDIDATES

We are reliant upon Unither for all manufacturing responsibilities for OvaRex® MAb and the four other monoclonal antibodies included in the Unither Agreement for their territories. We are reliant upon Tecnogen for all manufacturing responsibilities for OvaRex® MAb in our territories. We can make no assurance that delays will not be encountered in the manufacturing activities required for regulatory filings for OvaRex® MAb and the other antibodies, or that Unither’s and/or Tecnogen’s manufacturing decisions would be appropriate for ViRexx and its other collaborators.

ViRexx has made arrangements with contract manufactures for producing OvaRex® MAb Europe. However, if long-term arrangements for the production of the other antibody-based products cannot be entered into, we may experience delays in the development and commercialization of our product candidates. In addition, if these contract suppliers fail to perform under the terms of the agreement, we may incur significant costs.

Successful scale-up of production and producing multiple consistency lots of cell culture-derived materials will enable us, Unither, and Tecnogen to further pursue regulatory approval and commercialization of OvaRex® MAb and the other antibodies. Such regulatory approval and commercialization is dependent upon our, Unither’s and Tecnogen’s ability to achieve such improvements in production.

EVEN IF OUR PRODUCT CANDIDATES RECEIVE ALL OF THE REQUIRED REGULATORY APPROVALS, WE HAVE NO GUARANTEE OF MARKET ACCEPTANCE OR COMMERCIALIZATION OF THE RESULTING PRODUCT CANDIDATES, WHICH WILL BE DETERMINED BY OUR SALES, MARKETING, AND DISTRIBUTION CAPABILITIES AND THE POSITIONING AND COMPETITIVENESS OF OUR PRODUCT CANDIDATES COMPARED WITH ANY ALTERNATIVES.

Even if our product candidates receive all necessary regulatory approvals and clearances, they may not gain market acceptance among physicians, patients, healthcare payers, and the medical community. The degree of market acceptance of any product candidate that we may develop will depend on a number of factors, including marketing and distribution support for the product candidates, establishment and demonstration of the cost-effectiveness of the product candidates, and the potential advantage of our product candidates over any alternatives. Even after successful commercialization of one or more product candidates, we may never achieve profitability. We currently depend on our Licensees for their sales, marketing, or distribution capabilities, and therefore must rely on these third parties to perform these services optimally.

These distribution partners may not promote our product candidates as aggressively as we would like, may not be successful in their sales and distribution efforts, may experience financial difficulty or lack the marketing or financial ability to adequately market our product candidates, or may fail to promote our product candidates altogether. Third party marketers may be involved in the sale of competing products and fail to market our product candidates due to this conflict. In addition, if the profit margins on our product candidates do not favorably compare with other products being marketed by a third party marketer, our product candidates may not be promoted as readily. As in the case of any contractual relationship if either party defaults under the marketing agreement, sales of our product candidates may suffer. If we terminate a marketer of our product candidates, we may not be able to find an immediate replacement. Any of these events would have a material adverse effect on our business, financial condition, and results of operations. These events may also lead us to try to establish our own marketing and sales force. The acquisition or development of a sales and distribution infrastructure would require substantial resources, which may divert the attention of our management and key personnel, and have a negative impact on our potential product development efforts. Moreover, we may not be able to establish in-house sales and distribution capabilities or relationships with third parties.

If successfully developed, our product candidates will compete with a number of drugs and therapies currently manufactured and marketed by major pharmaceutical and biotechnology companies. Our product candidates may also compete with new products currently under development by other pharmaceutical and biotechnology companies, and with products which may cost less than our product candidates or that may be more effective than our product candidates. If our product candidates do not achieve significant market acceptance, our business, financial condition, and results of operations will be materially adversely affected.

REIMBURSEMENT PROCEDURES AND FUTURE HEALTHCARE REFORM MEASURES ARE UNCERTAIN AND MAY ADVERSELY AFFECT OUR ABILITY TO SUCCESSFULLY SELL OR LICENSE ANY PHARMACEUTICAL PRODUCT CANDIDATE.

If any of our potential products is approved for commercialization by national regulatory authorities, the extent of sales will depend upon the availability of reimbursement from third-party payers such as Medicare in the United States and similar government health administration authorities in other countries, as well as private health insurers and other organizations. Our ability to successfully sell or license any pharmaceutical product candidate will depend in part on the extent to which government health administration authorities, private health insurers and other organizations will reimburse patients or providers for the costs of any future pharmaceutical product candidates and related treatments. Each jurisdiction has its own regulatory requirements. Significant variation exists as to the reimbursement status of newly approved healthcare products, and we cannot assure you that adequate third party coverage will be available to establish price levels sufficient for us to realize an appropriate return on our investment in developing new product candidates or for existing product candidates. Increasingly, government and other third-party payers are attempting to contain health care costs by limiting both coverage and the level of reimbursement for new therapeutic product candidates. Reimbursement levels may be related to issues of cost-effectiveness, which are evaluated differently in different jurisdictions. Inadequate coverage or reimbursement could adversely affect market acceptance of our product candidates. Recently, the prices of medical products and services have been examined and challenged by third parties and consumers of such products and services. Successful challenges or government reform in this area could negatively affect our profitability.

In the United States, government and other third-party payers have sought to contain healthcare costs by limiting both coverage and the level of reimbursement for new pharmaceutical products approved for marketing by the FDA. In some cases, these may place conditions on the use of new products which limit their market penetration or may refuse to provide any coverage for uses of approved products to treat medical conditions even though the FDA has granted marketing approval. Healthcare reform may increase these cost containment efforts. U.S. managed care organizations and government health insurance programs may seek to restrict the use of new products, delay authorization to use new products or limit coverage. New rule making by the Center for Medicare and Medicaid Services could affect drug coverage and payments by Medicare. Internationally, where government healthcare systems are prevalent, little if any funding may be available for new products, and cost containment and cost reduction efforts can be more pronounced than in the United States.

COMPETITIVE PRODUCTS AND TECHNOLOGIES MAY REDUCE DEMAND FOR OUR PRODUCT CANDIDATES AND TECHNOLOGIES.

Our success depends upon maintaining our competitive position in the research, development, and commercialization of products and technologies in our area of expertise. Competition from pharmaceutical, chemical and biotechnology companies as well as universities and research institutes, is intense and is expected to increase. Many of these competitors have substantially greater research and development capabilities, more experience in manufacturing and marketing, as well as superior financial and managerial resources than we do and represent significant competition for us.

We cannot assure you that developments by others will not render our product candidates or technologies non-competitive or obsolete, or that we will be able to achieve the level of acceptance within the medical community necessary to compete successfully. We are aware of several potential competitors that are at various stages of development or that have commercial sales of products that may address similar indication as do our products. The success of our competitors and their products may have a material adverse impact on our business, financial condition, and results of operations.

OUR INDUSTRY IS CHARACTERIZED BY RAPID CHANGE AND A FAILURE BY US TO REACT TO THESE CHANGES COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS.

The biotechnology industry is characterized by rapid and substantial technological change. Alternative forms of medical treatment may render our technologies or product candidates of low or no value in the future. Our future success depends on our ability to adapt to this change and keep pace with new technological developments and emerging industry standards, and we cannot assure that we will be able to do so.

IF WE FAIL TO HIRE OR RETAIN NEEDED PERSONNEL, THE IMPLEMENTATION OF OUR BUSINESS PLAN COULD SLOW AND FUTURE GROWTH COULD SUFFER.

Our success depends in large part upon our ability to attract and retain highly qualified scientific and management personnel. Competition to retain personnel in the biotechnology field from other companies, academic institutions, government entities, and other organizations is intense. We cannot assure that we will retain our current personnel and will be able to continue to attract qualified personnel, and any failure to do so could slow implementation of our business plan or future growth. To date, however, we have had no difficulties attracting and retaining highly qualified scientific and management personnel. Additionally, none of our scientific or management personnel have indicated that they have plans to retire or leave our company in the foreseeable future.

THE LOSS OF THE SERVICES OF OUR CHIEF EXECUTIVE/CHIEF SCIENTIFIC OFFICER COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS.

We are highly dependent on the knowledge and services of our Chief Executive/Chief Scientific Officer. If we were to lose his services, it would be difficult and costly to find a replacement, and it may have a severe impact on the implementation of our business plans.

WE ARE RELIANT ON KEY EMPLOYEES, OUR SENIOR EXECUTIVES AND QUALIFIED MANAGERS, EMPLOYEES AND TECHNOLOGISTS, WHOSE DEPARTURES COULD LIMIT OUR GROWTH AND MAY HAVE A MATERIAL ADVERSE IMPACT ON OUR BUSINESS AND OPERATIONS.

We believe that Dr. Lorne Tyrrell, Mr. Marc Canton, Dr. Hubert Eng and Mr. Michael Stewart are the only persons employed by us that we would consider key employees upon whom we are critically dependent. Dr. Tyrrell occupies the dual roles of Chief Executive Officer and Chief Scientific Officer. Dr. Marc Canton, our President and Chief Operating Officer, also carries a major role in Business Development. He will play a key role in working with our licensing partners in Europe, our major territory for commercialization of OvaRex® MAb. Dr. Hubert Eng is the key individual coordinating technology transfer from Unither to our European partners for the production and licensing of OvaRex® MAb in Europe. Mr. Michael Stewart is leading the development of our T-ACT™ products - Occlusin™ 50 Injection and Occlusin™ 500 Artificial Embolization Device. These key individuals play critical roles in bringing our near-term product candidates to market.

We do not have “key person” insurance with respect to Dr. Tyrrell, Mr. Canton, Dr. Eng, or Mr. Stewart. While we have entered into employment agreements with each Dr. Tyrrell, Mr. Canton, Dr. Eng, and Mr. Stewart, such may be terminated by either party upon proper and timely written notice without cause or by us without prior notice for reasons of just cause. The terms of each of the employment agreements are continuing terms until either party chooses to terminate the employment agreement.

WE CONDUCT CERTAIN ELEMENTS OF OUR BUSINESS INTERNATIONALLY, AND THE DECISIONS OF SOVEREIGN GOVERNMENTS COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR FINANCIAL CONDITION.

We may conduct certain elements of our business internationally. We intend to, and may conduct clinical trials in other jurisdictions. Sovereign governments, including Canada, may establish laws or regulations that will be deleterious to our interests or that will affect our ability, as a foreign corporation, to obtain access to regulatory agencies in foreign jurisdictions. Governments have also, from time to time, established foreign exchange controls which could have a material adverse effect on our business, financial condition, and results of operations. To date, neither our operations nor our financial conditions have been detrimentally affected in any material way due to laws or regulations of sovereign governments.

OUR OPERATING RESULTS MAY BE SUBJECT TO CURRENCY FLUCTUATIONS, AS OUR OPERATIONS ARE BASED LARGELY IN CANADA, WHILE SOME OF OUR EXPENSES ARE IN U.S. DOLLARS OR OTHER FOREIGN CURRENCIES.

Our operations are based in Canada, while some of our expenses, in particular those related to manufacturing clinical products, are in U.S. dollars or currencies other than Canadian dollars. As at December 31, 2006, approximately 60% of our payments made in relation to accounts payable were made in Canadian dollars, approximately 40% were made in U.S. dollars. Currency fluctuations could, therefore, cause our costs to increase and revenues to decline. The exchange rates of the Canadian dollar to the U.S. dollar, the British pound and the European Euro have fluctuated in recent years. In circumstances where the Canadian dollar devalues against any or all of the U.S. dollar, the British pound or the European Euro, this may have an adverse effect on our costs incurred in either the U.S. or Europe (as applicable) but may have a positive effect on any revenues which we source from the U.S. or Europe (as applicable). The same principles apply in respect of our costs and revenues in other jurisdictions. In addition, we manufacture some of our product candidates outside of Canada, which exposes us to potential cost increases resulting from fluctuations in exchange rates. We do not currently have any plans to hedge the effect of currency fluctuations on our overseas expenditures. We manage our currency risks by settling foreign currency payables immediately upon recognition of a foreign currency liability.

OUR INSURANCE MAY NOT BE SUFFICIENT AND WE MAY BE EXPOSED TO LAWSUITS AND OTHER CLAIMS RELATED TO OUR PRODUCT CANDIDATES IN CLINICAL STUDIES AND PRODUCT LIABILITY WHICH COULD INCREASE OUR EXPENSES, HARM OUR REPUTATION, AND KEEP US FROM GROWING OUR BUSINESS.

The sale and use of human therapeutic products, including those product candidates we are developing, involve an inherent risk of product liability claims and adverse publicity. Clinical studies involve trials on humans. These studies create a risk of liability for side effects to participants resulting from an adverse reaction to the product candidates being tested or resulting from negligence or misconduct. While we currently maintain limited insurance related to our ongoing clinical trials, we cannot assure you that this insurance will continue to be available to us on commercially reasonable terms. Any claims might also exceed the amounts of this coverage. If we are unable to obtain our insurance at reasonable rates or otherwise protect ourselves against potential liability proceedings, we may be required to slow down any future development of product candidates or may even be prevented from developing the product candidates at all. Our obligation to pay indemnities or withdraw a product candidate from clinical trials following complaints could have a material adverse effect on our business, financial condition, and results of operations. Claims against us, regardless of their merit or potential outcome, may also result in severe public relations problems that could seriously damage our reputation and business viability.

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

Our discovery and development processes involve the controlled use of radioactive and hazardous materials. We are subject to Canadian federal, provincial, and local laws and regulations governing the use, manufacture, storage, handling and disposal of these materials and certain waste products. The risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of an accident of this nature, we could be held liable for any damages that result and any liability of this kind could exceed our resources and, if so, we may have to cease operations. We have general liability insurance but it may not be sufficient to cover the cost of any injuries or other damage sustained in respect of these risks. Our coverage limitations under our insurance policies are described above under "OUR INSURANCE MAY NOT BE SUFFICIENT AND WE MAY BE EXPOSED TO LAWSUITS AND OTHER CLAIMS RELATED TO OUR PRODUCT CANDIDATES IN CLINICAL STUDIES AND PRODUCT LIABILITY WHICH COULD INCREASE OUR EXPENSES, HARM OUR REPUTATION, AND KEEP US FROM GROWING OUR BUSINESS". We cannot assure that we will not be required to incur significant costs to comply with environmental laws and regulations in the future, or that our operations, business, or assets will not be materially adversely affected by current or future environmental laws or regulations.

IT IS POSSIBLE THAT OUR AIT™, CHIMIGEN™ AND T-ACT™ TECHNOLOGIES HAVE ADVERSE SIDE EFFECTS OR CAUSE UNDESIRABLE REACTIONS ALTHOUGH WE ARE NOT AWARE OF ANY AT PRESENT.

AIT™ platform

The AIT™ platform is based on the delivery of small amounts of a murine monoclonal antibody to patients with cancer. There is a risk that a patient may develop an anaphylactic adverse event upon exposure to this foreign antibody. This risk is tempered by preliminary studies with OvaRex® MAb in more than 700 ovarian cancer patients demonstrating a benign safety profile for this product candidate.

Chimigen™ Platform

Since the Chimigen™ protein incorporates a portion of a murine (foreign) antibody fragment; it is possible that patients receiving a Chimigen™ Vaccine could develop an anaphylactic adverse event similar to that discussed for the AIT™ platform above. This risk is mitigated somewhat by the completion of the 15 patient Phase I safety trial which showed the benign safety properties of HepaVaxx B Vaccine. In addition, a Chimigen™ Vaccine is designed to induce both humoral and cellular immune responses against the viral antigen epitope(s) contained in the vaccine. These immune responses can lead to the death of cells infected with the target virus. Patients chronically infected with hepatitis B or C viruses could suffer adverse events associated with the destruction of liver cells following immunization with a Chimigen™ Vaccine such as the HepaVaxx B Vaccine or HepaVaxx C Vaccine. This could be important in patients that have impaired liver function and could render a patient ineligible to receive a Chimigen™ platform-based therapy.

T-ACT™ platform

T-ACT™ technology is based on the induction of a specific platelet-dependent clot at a desired location. A potential risk of this technology is that a clot may break-up and localize to other locations in the body. Another potential risk is that with Occlusin™ product candidates, injected material could reach the systemic circulation through arterio-venous shunts in the target vasculature. These risks are mitigated using angiographic imaging of the target blood vessels prior to treatment.

All of these risks will be continuously monitored during the conduct of all phases of clinical trials and should any serious adverse event occur, this event will be reported to the appropriate regulatory agencies for immediate action.

WE FACE COSTS ASSOCIATED WITH IMPORTING OUR PRODUCTS INTO MARKETS OUTSIDE OF CANADA.

We may face difficulties importing our products into various jurisdictions as a result of, among other things, import inspections, incomplete or inaccurate import documentation or defective packaging. There will be increased costs associated with importing/exporting our product.

IF THERE ARE FEWER INDIVIDUALS IN OUR TARGET MARKETS THAN WE ESTIMATE, WE MAY NOT GENERATE SUFFICIENT REVENUES TO CONTINUE DEVELOPMENT OF OUR PRODUCT CANDIDATES OR CONTINUE OPERATIONS.

Our estimate of the patient population of our target markets is based on published studies as well as internal analyses and studies we have commissioned. If the results of these studies or our analysis of them do not accurately reflect the number of patients in our target markets, our assessment of the market may be wrong, making it difficult or impossible for us to meet our revenue goals. In addition, it is difficult to determine the portion of the patient population that might use our other product candidates.

WE WILL NEED TO SIGNIFICANTLY INCREASE THE SIZE OF OUR ORGANIZATION, AND WE MAY EXPERIENCE DIFFICULTIES IN MANAGING GROWTH.

We are currently a small company with 25 full time employees as of December 31, 2006. In order to continue our preclinical and clinical trials and commercialize our product candidates, including manufacturing commercial quantities and marketing and selling OvaRex® MAb, we will need to increase our operations, including expanding our employee base. Our future financial performance and our ability to commercialize our products and to compete effectively will depend, in part, on our ability to manage any future growth effectively. To that end, we must be able to:

•	manage our preclinical and clinical trials effectively;

•	undertake and manage the manufacturing of products effectively;

•	undertake and manage sales and marketing effectively;

•	integrate current and additional management, administrative, financial and sales and marketing personnel;

•	develop our administrative, accounting and management information systems and controls; and

•	hire and train additional qualified personnel.

RISKS RELATING TO A POTENTIAL CHANGE IN THE MAJORITY OF OUR BOARD OF DIRECTORS.

We were made aware that a Schedule 13D dated February 12, 2007, was filed with the United States Securities and Exchange Commission on February 14, 2007 followed by an amended Schedule 13D filed on February 21, 2007 by a Bahamian company, Smetek, Van Horn & Cormack, Inc. The Schedule 13DA states that on February 12, 2007 the holders of 27,744,105 common shares of ViRexx, purportedly representing 40% of our issued and outstanding shares (the “Smetek Group”) held a telephone conference and have agreed to vote in favor of a change in the majority of our Board of Directors.

Pursuant to our By-laws, at each annual meeting of shareholders at which an election of directors is required or at a special meeting of our shareholders called for that purpose, the shareholders, by ordinary resolution, must elect directors to hold office for a term expiring not later than the close of the next annual meeting of our shareholders following the election. At every meeting of our shareholders, all questions proposed for the consideration of shareholders must be decided by the majority of votes, unless otherwise required by the Act or the Articles. Should the Smetek Group elect to vote as a group for the purpose of effecting a change in the majority of our Board of Directors, and such change is actually effected via attainment of a sufficient number of votes, the constitution of our Board of Directors may change, and our corporate and operations focus might also change as a result.

Currently we are discussing with external advisors our possible actions in light of the filing of the aforementioned Schedule 13D, and intend to continue to focus our resources on our operations and business development. As of the date of this Annual Report, we have not yet determined the date of our 2007 annual meeting, but expect to hold it before June 30, 2007.

RISKS RELATING TO OUR COMMON SHARES

AS WE ARE A CANADIAN COMPANY, THERE MAY BE LIMITATIONS ON THE ENFORCEMENT OF CERTAIN CIVIL LIABILITIES AND JUDGMENTS OBTAINED IN THE UNITED STATES AGAINST US.

We are amalgamated under the laws of the province of Alberta, Canada and our assets are located outside of the United States. Except for one of our directors, all of our directors and officers, as well as the expert named in this Annual Report, are residents of Canada, and all or a substantial portion of the assets of these persons are located outside of the United States. As a result, it may not be possible for shareholders to enforce against us or them in the United States judgments obtained in U.S. courts based upon the civil liability provisions of the U.S. Federal securities laws or other laws of the U.S. Therefore, it may not be possible to enforce those actions against us, most of our directors and officers or the expert named in this Annual Report. In addition, there is doubt as to the enforceability, in original actions in Canadian courts, of liabilities based upon the U.S. Federal securities laws.

WE HAVE NOT PAID, AND DO NOT INTEND TO PAY, ANY CASH DIVIDENDS ON OUR COMMON SHARES AND THEREFORE OUR SHAREHOLDERS MAY NOT BE ABLE TO RECEIVE A RETURN ON THEIR SHARES UNLESS THEY SELL THEM.

We have never paid dividends on our common shares and we do not expect to have the ability to pay dividends in the foreseeable future. If we generate earnings in the future, we expect that they will be retained to finance further growth. Our Board of Directors will determine if and when dividends should be declared and paid in the future based on our financial position and other factors relevant at the particular time. Until we pay dividends, which we may never do, you will not be able to receive a return on your investment in our common shares unless you sell them, which you may only be able to do at less than the price you paid for them.

THE MARKET PRICE AND TRADING VOLUME OF OUR COMMON SHARES MAY BE VOLATILE.

The market price and trading volume of our common shares on the TSX and since we listed on the AMEX on December 22, 2005, has experienced significant volatility and will likely continue to do so, which has been or could be in response to numerous factors, including:

(a)  macroeconomic factors such as a change in the bank rate;
(b) quarterly variations in operating results;
(c)   market conditions in the industry;
(d)   announcements of results of testing, technological innovations;
(e)  announcements by our customers or competitors, developments affecting government regulations, developments concerning proprietary rights, litigation, and public concerns as to the safety of our product candidates;
(f)   announcements of acquisitions;
(g)   general fluctuations in the stock market; and
(h)   revenues and results of operations below the expectations of the public market.

Any of these factors could result in a sharp decline in the market price of our common shares.

From January 1, 2005, to December 31, 2006, the trading price of our common shares has ranged from a low of $0.66 per share to a high of $1.62 per share on the TSX and from December 22, 2005, to December 31, 2006, it has ranged from U.S.$0.50 to U.S.$1.43 per share on the AMEX.

During 2006 and the first two months of 2007 an average of approximately 43,584 of our shares traded per day on the TSX and following our listing on the AMEX an average of 49,900 of our shares per day traded on the AMEX. On some trading days our shares have had limited trading volume. In addition, stock markets have occasionally experienced extreme price and volume fluctuations. Historically, the market prices for the securities of biotech companies, including ours, have been particularly affected by these market fluctuations, and these effects have often been unrelated to the operating performance of these particular companies. These broad market fluctuations may cause a decline in the market price of our common shares.

THE SIGNIFICANT COSTS THAT WE WILL INCUR AS A RESULT OF BEING A PUBLIC COMPANY IN THE UNITED STATES AND CANADA COULD ADVERSELY AFFECT OUR BUSINESS.

We have listed our common shares on AMEX, and therefore we will incur significant legal, accounting and other expenses as a public company on both AMEX and the TSX. These expenses include, among others, costs with respect to preparing securities regulatory filings, costs in connection with compliance with the internal control audit provisions of the Sarbanes-Oxley Act of 2002 and Canadian Bill 52-109, costs in connection with other provisions of the Sarbanes-Oxley Act and 52-109, AMEX listing fees and potentially higher director and officer insurance premiums. In addition, the requirements we face by being listed on AMEX will impose significant time demands on our management. Although it has not yet been a problem for us, becoming subject to the reporting obligations of the Exchange Act could make it more difficult for us to attract and retain qualified individuals to serve on our Board of Directors or as our executive officers.

AS A FOREIGN PRIVATE ISSUER, WE ARE SUBJECT TO DIFFERENT U.S. SECURITIES LAWS AND RULES THAN A DOMESTIC ISSUER, WHICH MAY, AMONG OTHER THINGS, LIMIT THE INFORMATION AVAILABLE TO HOLDERS OF OUR SECURITIES.

As a foreign private issuer, we are subject to requirements under the Securities Act and the Securities Exchange Act of 1934, as amended, or the Exchange Act, which are different from the requirements applicable to domestic U.S. issuers. For example, our officers, directors, and principal shareholders are exempt from the reporting and "short-swing" profit recovery provisions of Section 16 of the Exchange Act and the rules there under with respect to their purchases and sales of our common shares. The periodic disclosure required of foreign private issuers is more limited than the periodic disclosure required of U.S. issuers and therefore there may be less publicly available information about us than is regularly published by or about U.S. public companies in the United States. Also, we are not required to comply with Regulation FD, which restricts the selective disclosure of material information.

Item 4.        Information on ViRexx

A.            History and Development of ViRexx

The legal and commercial name of the Corporation is ViRexx Medical Corp.

ViRexx is a corporation amalgamated under the laws of the Province of Alberta, Canada pursuant to the provisions of the Alberta Business Corporations Act (“ABCA”). Our head office is located at 8223 Roper Road, Edmonton, Alberta, Canada, T6E 6S4, and our registered office is located at 1500 Manulife Place, 10180 - 101 Street, Edmonton, Alberta, Canada T5J 4K1. Our common shares are listed and posted for trading on the Toronto Stock Exchange (“TSX”) under the symbol “VIR” and the American Stock Exchange (“AMEX”) under the symbol “REX”.

ViRexx is the corporation resulting from the amalgamation of ViRexx Research Inc. (“ViRexx Research”), Norac Industries Inc. (“Norac”) and Norac Acquisitions Inc. (“NAI”), a wholly owned subsidiary of Norac, under the ABCA on December 23, 2003 (the “ViRexx Amalgamation”). Pursuant to the ViRexx Amalgamation holders of Norac subordinate voting shares (the “Norac A Shares”) received 0.2244667 common shares of ViRexx (“ViRexx Shares”) for each Norac A Share held and holders of Norac multiple voting shares (the “Norac B Shares”) received 0.0000004 ViRexx Shares for each Norac B Share held. The issued and outstanding class A shares of NAI (the “NAI Shares”) was cancelled without any repayment of capital in respect of such shares as part of the ViRexx Amalgamation, and therefore Norac, as the sole shareholder of NAI, did not receive any ViRexx Shares. Holders of shares of ViRexx Research received 0.5285974 ViRexx Shares for each share of ViRexx Research held.

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

ViRexx Research was the corporation resulting from the amalgamation of Novolytic Corp. and ViRexx Research Inc. (“Original ViRexx”) under the ABCA on August 1, 2002. On August 1, 2002, immediately prior to the said amalgamation, the shareholders of Original ViRexx exchanged the 1,000,000 issued and outstanding class A common shares of Original ViRexx for 16,746,007 common shares of Novolytic Corp. and as a result Original ViRexx became a wholly owned subsidiary of Novolytic Corp. The share exchange ratio for the amalgamation of Original ViRexx and Novolytic Corp. was established by agreement between their respective boards of directors in consultation with an independent investment banking firm.

Novolytic Corp. was incorporated under the laws of the State of Nevada, U.S.A. on October 30, 2000 and was continued into the Province of Alberta as a corporation subject to the ABCA on May 31, 2002. On June 1, 2002, Novolytic Corp. was amalgamated under the laws of Alberta with Novolytic Inc. with the amalgamated corporation continuing under the name “Novolytic Corp.” On June 1, 2002, immediately prior to the amalgamation of Novolytic Corp. and Novolytic Inc. the shareholders of Novolytic Inc. exchanged the 100 issued and outstanding shares of Novolytic Inc. for 100 class “A” common shares of Novolytic Corp. with Novolytic thereby becoming a wholly owned subsidiary of Novolytic Corp.

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

On December 22, 2005, our common shares were listed on the AMEX. In 2006, we incorporated our wholly owned subsidiary named ViRexx International Corp under the laws of Ireland.

The principal capital expenditures for the last three fiscal years of ViRexx were as follows:

	2006	2005	2004

Laboratory Equipment	$22,960	$5,783	$290,422
Leasehold Improvements	-	2,125	36,303
Office Furniture & Equipment	8,440	44,310	32,269
Computer hardware	37,812	56,600	32,269
Computer software	23,272	23,173	12,101
	$92,484	$131,991	$403,364
 The expenditures were incurred in Canada. We do not expect any material increase in our capital expenditures in the current year.

B	Business Overview

We are a Canadian-based biotechnology company focused on the development of novel therapeutic products for the treatment of cancer and chronic viral infections. Our most advanced clinical programs include drug candidates for the treatment of ovarian cancer, chronic hepatitis B and C infection and solid tumours. These product candidates can be categorized using our three proprietary technology platforms:

1.
The AIT (Antibody-based Immunotherapy) platform, which enhances the ability of the patient’s immune system to produce a highly specific and effective anti-tumor response. This technology allows a patient to break tolerance to cancer-associated antigens by altering the recognition pathway used by the host immune system.

2.
The T-ACT (Targeted Autothrombogenic Cancer Therapy) platform, which is a tumor starvation technology that offers multiple mechanisms of solid tumor destruction. This technology causes thrombus formation at the site of a hypervascular tumor, thereby interrupting the blood supply to the tumor and causing tumor death.

3.
The Chimigen™ Platform, which is a highly versatile technology designed to induce broad immune responses by using chimeric molecules that are fusion proteins, adding any that consist of a relevant antigen fused to a “xenotypic” murine monoclonal antibody fragment. This technology is used to induce broad immune responses against viruses and cancers that are normally unrecognized by the host immune system.

AIT™ Technology

Based on the AIT™ platform the Company’s lead product candidate is OvaRex® MAb (monoclonal antibody). OvaRex® MAb represents a first-in-class therapy, fulfilling a currently unmet medical need; a need for which there is no existing treatment. OvaRex® MAb is intended for the treatment of ovarian cancer during the ‘Watchful Waiting’ period - that period of time after surgery and chemotherapy when the patient is waiting for the cancer to return, which occurs in more than 80% of patients. In Phase IIB studies, OvaRex® MAb demonstrated a delay in disease relapse (an extension of the watchful waiting period) by approximately 13 months versus placebo in patients who had undergone successful front line therapy (surgery and chemotherapy). The two ongoing Phase III studies, being funded by development partner Unither Pharmaceuticals, a subsidiary of United Therapeutics, are fully recruited and results are expected in the second half of 2007. OvaRex® MAb has been licensed worldwide, the most recent agreements being struck with Defiante Farmaceutica and Tecnogen, both subsidiaries of Sigma Tau of Rome, Italy, for the manufacturing, supply and distribution of OvaRex® MAb throughout most of Europe and the Middle East.

Other products in development using the AIT™ technology include BrevaRex® MAb for breast cancer and ProstaRex® MAb for prostate cancer.

T-ACT™ Platform Technology

The T-ACT™ platform is designed to interrupt the blood supply to hypervascular tumors, leading to tumor tissue starvation and tumor death. The lead product candidate of the T-ACT™ platform is Occlusin™ 50 Injection, a treatment for primary cancer of the liver. The Occlusin™ 50 Injection safety trial is being conducted at the Toronto General Hospital under the direction of Dr. Morris Sherman and at the Foothills Hospital in Calgary, Alberta by Dr. Kelly Burak. The trial is designed to examine the safety of Occlusin™ 50 Injection when used as an embolizing agent as part of the transcatheter arterial chemoembolization (“TACE”) procedure used for the treatment of liver cancer. Ten patients had received treatment as of December 31, 2006. Interim data analysis demonstrated a decrease in tumor volume in four of the five patients treated with Occlusin™ 50 Injection. The adverse events experienced by the study patients were similar to those normally encountered by patients undergoing the TACE procedure with standard embolic devices. Total costs expended in 2006 for the T-ACT™ Platform were $1,639,985. Partnering discussions have been initiated with numerous companies interested in Occlusin™ 50 Injection. Specifically, ViRexx is evaluating potential partners interested in licensing the marketing and distribution rights to Occlusin™ 50 Injection for Asia, where the prevalence of liver cancer is higher than anywhere else in the world. Successful completion of an agreement with a partner for this territory will result in an accelerated clinical development program for Occlusin™ 50 Injection. The Corporation estimates the market for Occlusin™ 50 Injection in Asia at more than $300 million.

Chimigen™ Platform Technology

The lead product candidate from the Chimigen™ platform is HepaVaxx B Vaccine, a therapeutic vaccine for the treatment of chronic hepatitis B infection. In early 2005, the Corporation entered into an agreement with a contract manufacturer, Protein Sciences Corporation (“PSC”) of Meriden, Connecticut, for the production of HepaVaxx B Vaccine. PSC successfully manufactured GMP product in the fourth quarter of 2005. The treatment of normal, healthy volunteers in a Phase I safety study was completed in the third quarter of 2006. Our second Chimigen™ vaccine candidate, HepaVaxx C Vaccine, will be a therapeutic vaccine for the treatment of chronic hepatitis C infection. Continued efforts in 2007 will be directed to select a Chimigen™ hepatitis C therapeutic vaccine candidate for clinical testing. Partnering discussions have also been initiated for HepaVaxx B Vaccine. Specifically; ViRexx is targeting potential partners with a strong presence in Asia where almost three quarters of the world’s chronic hepatitis B sufferers exist. The Corporation estimates the market for a successful therapeutic vaccine in Asia at more than $1 billion.

Product Candidate Pipeline

A summary of the development stage for each of the drug candidates is as follows:

Business Strategy

As announced on November 28, 2006, we have adopted a strategy of prioritizing research activities to focus on the completion of existing product candidates within its existing technology pipeline that provide near term potential revenue stream. As the development of OvaRex® MAb has progressed towards a potential market launch, we have invested in management and human resources personnel with expertise and experience in handling the commercialization process. This represents an increased commitment to anticipated commercialization needs in addition to meeting the traditional scientific and development requirements. Based on our analysis of existing resources, we have reduced our internal research budget by over 65% of its original budget for 2007/2008, and increased business development budget by 62% over that of 2006.

Our strategic plan includes the following:

• Focus research expenditures on near term product opportunities,
• Control expenditures on longer term opportunities by partnering or licensing earlier stage programs to strong development and commercialization partners,
• Reduce overall expenditures to minimize the level of additional capital required, and
• Maximize the allocation of existing capital prior to the data analysis of the two ongoing Phase III OvaRex® MAb trials.

Key Milestones

Our strategic plan calls for the achievement of a number of significant milestones over the next 12 months:

• Release of the results of the Phase III clinical trials of OvaRex® MAb;
• Completion of GMP manufacturing of a clinical batch of Occlusin’ 500 Artificial Embolization Device;
• Completion of an ongoing Phase II study of OvaRex® MAb in combination with frontline chemotherapy;
•  Submission of an application to Health Canada for an Investigational Testing Authorization (CTA) for a pilot study I of the Occlusin’ 500 Artificial Embolization Device and
• Initiation of a Phase I pilot study of for Occlusin’ 500 Artificial Embolization Device;
• Completion of the ongoing Phase I HepaVaxx B Vaccine trial.

Our main focus in 2007-2008 is to concentrate our resources on two products, Occlusin’ 500 Artificial Embolization Device and OvaRex® MAb, both expected to be launched at approximately the same time, in 2008-2009.

Following the anticipated commercialization of OvaRex® MAb and Occlusin™ 500 Artificial Embolization Device, we may search for possible strategic in-licensing of potential product candidates to supplement our existing technologies. The Corporation will also continue to develop its existing technologies. The projected income streams from OvaRex® MAb and the Occlusin™ 500 Artificial Embolization Device, in the midterm and from HepaVaxx B Vaccine and Occlusin™ 50 Injection product licensing and sales in the long term are expected to fund the ongoing development of the Corporation’s product pipeline.

In order to minimize expenditures in the short to mid-term time period for product candidates that have a launch window of 2010 and later, we will accelerate business development efforts to identify a development partner for its lead Chimigen™ product candidate, HepaVaxx B Vaccine. Partnering the HepaVaxx B Vaccine program prior to a Phase II trial will provide the benefit of a partner with late-stage clinical development expertise and commercial expertise in regions that have the highest incidence of hepatitis B infection, such as Asia, while minimizing some of our development costs.

AIT™ Platform Technology

Technology Overview

The Corporation’s antibody-based AIT™ products are designed to induce the immune system to recognize a patient’s circulating tumor antigens as foreign, thereby triggering the immune system to respond to and attack the antigens and the cells that display them. The resulting robust response employs both the humoral (antibody-based) and cellular (T-cell based) arms of the immune system. Circulating tumor antigens are ideal targets for antibody-based immunostimulation since they are readily available for processing by the antigen-presenting cells of the immune system.

Harnessing the Immune System

Monoclonal antibodies (MAbs) were once thought to be magic bullets that would bind to tumor cells and thereby deliver therapeutic entities to a tumor. One of the historical challenges to the monoclonal antibody (MAb) field has been the natural shedding by tumors of antigens into the bloodstream. Once in circulation, these shed tumor antigens bind with the MAbs before they reach their destination (the tumor) to provide a direct pharmacological effect. When select monoclonal antibodies bind to the antigen in circulation our antibodies trigger the immune system to recognize and attack epitopes of the antigen which are also found on the tumor cells. Our research has further demonstrated that our antibody-based products facilitate and modify tumor antigen processing to trigger T-cell immunity.

OvaRex® MAb

Product Candidate Overview

OvaRex® MAb is a murine antibody-based product that has a high degree of specificity to the tumor associated antigen CA125 that is over-expressed on tumor cells in over 80% of women with stage III/IV ovarian cancer. We believe that OvaRex® MAb acts as an immunotherapeutic agent by inducing and/or amplifying the human body’s immune response against ovarian cancer.

OvaRex® MAb

▪ Based on a fully foreign monoclonal antibody (MAb) that targets CA125 in circulation

▪ Induces broad immune responses against CA125 and consequently against the patient’s CA125 positive ovarian tumors

▪ in final stages of clinical development - ongoing Phase II and Phase III trials

▪ benign safety profile and good quality of life during treatment

▪ has been granted Orphan Drug status in U.S. and Europe and Fast Track status in U.S.

OvaRex® MAb has shown promise in treating cancer patients in both remission and recurrent stages of the disease. It will primarily be used in patients who only have a residual tumor burden following surgery and chemotherapy.

Our data suggests that a positive correlation exists between the extent of the immunogenic response against CA125 and the progression-free and survival times of patients. OvaRex® MAb recognizes only a single epitope on the CA125 molecule, yet following administration of OvaRex® MAb the patient is able to generate antibodies directed against multiple epitopes (distinct submolecular regions) of CA125, indicating that a highly effective immune response has been brought on by the product candidate.

Over 700 ovarian cancer patients have participated in seven comprehensive OvaRex® MAb clinical trials conducted in North America and Germany. Clinical results have demonstrated an increase in time to disease relapse, coupled with a benign safety profile. Results from five studies have been reported, including results from the Corporation’s largest study in 345 ovarian cancer patients in the “Watchful Waiting” period, the interval of disease remission following first-line treatment of surgery and chemotherapy. These clinical results demonstrate a six-to-ten month prolongation in time to disease relapse for OvaRex® MAb-treated patients (versus placebo) in well-defined populations of 29%-48% of the 345 patients in the study. These well-defined populations also demonstrate a 19%-41% reduced risk of relapse for OvaRex® MAb treated patients (versus placebo). A decreased risk of relapse of 20%-25% is generally considered clinically significant by practicing physicians. A snapshot of the clinical development program for OvaRex® MAb is provided in the following figure.

Unither Pharmaceuticals (Unither) has initiated two identical Phase III pivotal trials to study the effect of OvaRex® MAb treatment in advanced ovarian cancer during the “watchful waiting” period. Currently there are no approved therapies for the treatment of ovarian cancer in the “watchful waiting” period. The trials are being conducted in the U.S. on Stage III/IV ovarian cancer patients who have successfully completed surgery and chemotherapy. Treatment will continue until disease relapse occurs. The studies are randomized, placebo-controlled trials and will each enroll 177 patients randomized 2:1 to OvaRex® MAb and placebo treatment. In December 2005, Unither announced the first of two Phase III OvaRex® MAb trials (IMPACT I) had reached its target enrolment of 177 patients. In June 2006, the second Phase III trial (IMPACT II) was fully enrolled. The studies could take up to an additional year or longer to complete, depending on how long it takes to reach 118 relapse events in IMPACT II. As of October 20, 2006, the reported number of relapse events was 117 and 96, respectively, in each of the trials.

The Orphan Drug Designation for OvaRex® MAb is intended for the treatment of ovarian cancer during the “watchful waiting period”. This affords 7 years marketing exclusivity in the United States and 10 years marketing exclusivity in Europe. Although the incidence of ovarian cancer is relatively low in North America with 16,210 projected deaths in 2005 based on the American Cancer Society (“ACS”) latest report and 40,000 new cases in Europe, based on GLOBOCAN 2002 statistics, there is no approved therapy for the treatment of ovarian cancer in the “watchful waiting” period. The Corporation has issued patents and patents pending protecting the AIT™ technology. Benchmark monoclonal antibody-based therapy reimbursements to treat other solid tumors suggest that the Corporation could receive a premium for its OvaRex® MAb in the treatment of ovarian cancer patients. However, there is no guarantee that the Corporation or its licensees including Unither will receive sufficient reimbursement to justify continued development of OvaRex® MAb.

Market Overview

Ovarian cancer is a malignant growth located in the ovaries in the female reproductive system. In the U.S., Canada, and Europe, ovarian cancer causes more deaths than any other cancer of the female reproductive tract, representing 4% of all cancers among women, and is the fifth most common cause of cancer fatality for women, according to statistics compiled by the American Cancer Society (ACS). Specifically, the ACS estimates that there were 22,491,491 new cases and 16,210 deaths resulting from ovarian cancer in 2006. Approximately 3,000 new cases of ovarian cancer are reported in Canada each year.

Although detection of ovarian cancer at an early stage is now associated with an improved chance for successful treatment, survival figures have not changed significantly over the past 15 years. This is partially due to a lack of efficient diagnostic methods or markers for routine tests that could increase the number of patients diagnosed at the early stage of their disease. Consequently, in approximately three quarters of diagnosed patients, the tumor has already progressed to an advanced stage (Stage III/IV) (ASC 2003), making treatment difficult.

In estimating the global market for treating ovarian cancer we have conducted the following analysis. We have started with a conservatively estimate that there are 70,000 new ovarian cancer patients per year in only those countries with top tier medical systems. Of these patients, approximately 27,500 will be eligible for treatment with OvaRex®࿠MAb, during the “watchful waiting period’ for which there currently is currently no approved therapy.

In 2006, Monoclonal Antibody therapies commercially available in the U.S. range in price (ex-factory) from U.S.$25,000/patient/year to U.S.$43,000/patient/year. OvaRex® MAb is expected to be priced at the upper end of this range, at about U.S.$39,000/patient/year. At this price, the U.S. market for the ‘watchful waiting’ indication is estimated at U.S.$47 million per year, and the global market at U.S.$1.1 billion per year. A second indication is being explored for OvaRex® MAb for frontline use in conjunction with front line chemotherapy. This indication could open up the ovarian cancer market to the full 70,000 patients/year and therefore translates to a market size of U.S.$1.9 billion annually.

OvaRex® MAb has been granted Orphan Drug status in the U.S. and Europe and Fast Track designation in the U.S. The timeline for regulatory submission of OvaRex® MAb will be determined by United Therapeutics for their licensed territories (as per the April 17, 2002 licensing agreement). The Orphan Drug Designation for OvaRex® MAb is for the treatment of ovarian cancer during the “watchful waiting period” (i.e. after treatment by chemotherapy and surgical removal of the tumor). This affords 7years marketing exclusivity in the United States and 10 years marketing exclusivity in Europe. Further, ViRexx has issued patents and patents pending that will afford further protection from competitors in this segment of the cancer treatment market. Benchmark monoclonal antibody-based therapy reimbursements to treat other solid tumors suggest that ViRexx could receive a premium for its OvaRex® MAb in the treatment of ovarian cancer patients. However, there is no guarantee that ViRexx or its licensees, including Unither, will receive sufficient reimbursement to justify continued development of OvaRex® MAb. Further, there is no guarantee that a competitor will not develop a therapeutic agent that will directly compete with OvaRex® MAb for the specified target market.

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

Treatments and patient prognosis are highly dependent upon the type of ovarian cancer and the extent to which the disease has spread prior to diagnosis. More than 80% of Stage III/IV patients express the tumor associated antigen CA125 an antigen that is self produced and is highly associated with ovarian cancer. The therapeutic approach prescribed for these patients whose tumors have progressed to an advanced stage consists of surgery to remove all visible cancerous growth followed by adjuvant chemotherapy. The procedure may also involve the removal of one or both ovaries and fallopian tubes (salpingo-oopharectomy), as well as the uterus (hysterectomy).

In recent years, new chemotherapeutic agents used either as single treatments or in combination with other therapeutic agents have demonstrated an increase in survival time. Despite their apparent positive effect on survival time, these agents are associated with significant toxicity and side effects that reduce the patient’s quality of life. Currently, the most common chemotherapy for patients with newly diagnosed ovarian cancer is carboplatin (Paraplatin®) or cisplatin (Platinol®) with paclitaxel (Taxol®). Carboplatin and cisplatin are “platinum agents” (chemicals that contain platinum). Given the rigors of repeated chemotherapeutic treatments, and taking into account the modest effect on prolonging survival time, patient quality of life has become a major issue. This is increasingly true as ovarian cancer affects a larger number of older and postmenopausal women.

Competition

To our knowledge, the only known potential competitor is Menarini Group, an Italian company, who currently has a product candidate in Phase III stage trial that commenced in approximately December of 2006. There are no products available for commercial sale for the treatment of advanced ovarian cancer in the “watchful waiting” period.

Chimigen™ Platform Technology

Technology Overview

In a healthy individual, foreign antigens (such as proteins derived from a bacterium, virus or parasite) normally elicit an immune response. This immune response consists of two components:

Humoral (Antibody) Response: Antibodies produced by B-cells are secreted into the blood and/or lymph in response to an antigenic stimulus. The antibody then neutralizes the pathogen (virus, bacteria or parasite) by binding specifically to antigens on its surface, marking it for destruction by phagocytic cells and/or complement-mediated mechanisms.

Cellular Response: The cellular immune response leads to the selection and expansion of specific helper and killer T-cell clones capable of directly eliminating cells that carry the antigen.

In some individuals, the immune system does not respond normally to certain antigens or pathogens. When an antigen does not stimulate the production of a specific antibody and/or cellular response, the immune system is not able to ward off the resultant infection. As a result, the host will develop tolerance to the infectious agent and thus becomes a chronic carrier of the disease.

Chimigen™ vaccines contain two domains, the “Target Binding Domain” and the “Immune Response Domain”. The Target Binding Domain targets the Chimigen™ vaccine to specific receptors on antigen presenting cells and the Immune Response Domain contains selected antigens. These vaccines can be produced as fusion proteins using recombinant methods. Our recombinant technology allows for efficient substitution of a desired antigen (the Immune Response Domain) onto the Target Binding Domain backbone of the Chimigen™ Vaccine. This enhances our ability to produce highly desirable and effective multivalent vaccines. Thus the Chimigen™ is a platform that lends itself to the development of multiple products incorporating antigens that occur in a number of disease conditions including cancer.

We are in the process of testing the efficacy of our Chimigen™ vaccines to induce both arms of the body’s immune system to attack the infectious agent. We hope that the tests will show the Chimigen™ therapeutic vaccines will break tolerance to the infectious agent and stimulate the immune system to eliminate infected cells as well as the disease-causing agent located in the circulation.

HepaVaxx B Vaccine

Product Candidate Overview

HepaVaxx B Vaccine is a Chimigen™ therapeutic vaccine developed by ViRexx for the treatment of chronic hepatitis B viral infections. In the candidate being tested, the Immune Response Domain is a hepatitis B viral antigen and the Target Binding Domain is created from select segments of a murine monoclonal antibody. Expression of HepaVaxx B Vaccine insect cells enhances the “foreignness” of the protein composition. Validation of the uptake, processing and activation of the cells responsible for modulating the immune response was conducted by us using specialized assay systems.

Market Overview

The market for ViRexx’s HepaVaxx B is global as shown in the chart below:

Hepatitis B Virus Market Size

	Globally	U.S.
People Chronically Infected	370 million	1.25 million
New Cases Per Year	Not Available	78,000

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

The virus is very common in Asia, (especially Southeast Asia), Africa, and the Middle East where there are more than 350 million chronically infected carriers representing approximately 5% of the world’s population. Approximately 1.25 million chronic carriers of HBV live in the U.S. an estimated 10 to 30 million people worldwide will be newly infected with the virus each year.

People with a chronic hepatitis infection are at risk for significant liver damage. Approximately 20-30% of chronically infected people (30-35% of chronically infected males) develop cirrhosis of the liver and/or liver carcinoma over a 20-30 year time period. There are approximately one million deaths each year attributed to chronic HBV infection.

Competition

At least 28 companies including several major international pharmaceutical companies are developing new and novel products for the treatment or prevention of chronic hepatitis B virus infection. The developmental strategies being employed by these biotech and pharmaceutical companies may be categorized as (a) nucleoside reverse transcriptase inhibitors of viral replication (e.g., Entecavir), (b) non-nucleoside reverse transcriptase inhibitors of viral replication (e.g. Robustaflavone), (c) monoclonal antibodies (HepX TM -B), (d) vaccines (e.g., Hepatitis B DNA vaccine), and (e) other immunologic therapies (e.g., EHT899).

We believe that the majority of these approaches do not eradicate the reservoir of the HBV that remains inside the patient’s cells and therefore frequently do not permanently cure the patient of hepatitis B viral infection. The approaches noted above will likely reduce the viral load in the patient’s blood, but unfortunately for the majority of patients, once the therapy is stopped the hepatitis virus will begin to replicate again within the patient’s cells that contain the viral “covalently closed circular” (ccc) DNA. In contrast, we believe that HepaVaxx B Vaccine will elicit both humoral and cellular immune responses in chronic hepatitis B patients and that a strong cellular immune response directed against hepatitis B antigens will have the potential to eradicate the patient’s cells that harbor hepatitis B viral DNA.

Furthermore, experience has shown that during long term therapy with existing antiviral agents (e.g., lamivudine), the patients that had the best chance of eliminating the virus were the patients who had an immune response to the virus prior to starting the antiviral agent. We believe the predicted humoral and cellular immune responses induced by HepaVaxx B Vaccine will increase the effectiveness of antiviral therapy when used in combination with antiviral agents such as lamivudine.

HepaVaxx C

Product Candidate Overview

HepaVaxx C Vaccine is a Chimigen™ vaccine being developed for the treatment of chronic hepatitis C viral infections. HepaVaxx C Vaccine is a recombinant chimeric molecule containing the elements of both hepatitis C viral antigen and a murine antibody fragment. The molecule is designed to target antigen presenting cells, especially dendritic cells that play a dominant role in the body’s immune system. Plans are in place for the pre-clinical evaluation of vaccine candidates using specialized assay systems.

Market Overview

The market for ViRexx’s HepaVaxx C is global.

HCV Market Size

	Globally	U.S.
People Chronically Infected	170 million	2.7 million
New Cases Per Year	3-4 million	25,000

Sources: World Health Organization Fact Sheet WHO/164 - October (2000)

 Source: World Health Organization (2000)

The World Health Organization estimates that 170 million people are chronically infected with HCV (more than four times as many as infected with HIV) and conservatively 3 to 4 million people are newly infected each year. (Source: WHO Fact Sheet WHO/164 - October 2000.)

An estimated 4 million people have been infected with HCV in the U.S., of whom 2.7 million are chronically infected. According to the U.S. Centre for Disease Control and Prevention (“CDC”), new infections in the U.S. have dropped from approximately 240,000 annually in the 1980s to less than 25,000 in 2001. This is largely due to the availability of a diagnostic antibody test, which was introduced in 1990 to screen and eliminate HCV-infected blood from the nation’s blood supply. (Source: Centre for Disease Control Hepatitis C Fact Sheet (2003).

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

While the incidence of infection in the U.S. has decreased since the 1980s, the rate of deaths attributable to HCV continues to increase as people infected decades ago begin to manifest the disease. According to the CDC, 8,000 to 10,000 people currently die each year from HCV-related liver disease. HCV continues to be the number one reason for liver transplants. The CDC has previously predicted that the death toll will triple by the year 2010 and exceed the number of U.S. deaths due to AIDS. In addition, HCV is now the most common blood-borne infection in the U.S.

According to Hepatitis Central, chronic HCV is predicted to become a major burden on the health care system over the next 10 to 20 years as many patients who are currently asymptomatic will progress to end-stage liver disease and cancer. Approximately 75% to 85% of individuals infected with HCV will develop a chronic infection, of which approximately 15% to 20% will develop chronic liver disease progressing to cirrhosis. Between 1% and 5% of people with chronic infections will develop liver cancer over a period of 20 to 30 years. Predictions in the U.S. indicate that there will be a 60% increase in the incidence of cirrhosis, a 68% increase in hepatoma, a 279% increase in hepatic decomposition, a 528% increase in the need for transplantation, and a 223% increase in liver death rate.

At present there is neither a therapeutic or prophylactic vaccine commercially available to treat or prevent hepatitis C infections. Current therapy for hepatitis C infection uses interferon and ribavirin. However, this combination is expensive, has significant side effects and is only effective in approximately 40% - 50% of a select group of patients. The epidemic proportions of HCV infection, the limited efficacy and expensive nature of approved therapeutics, the high cost of liver transplants (about $250,000 each) and the huge burden on the healthcare system in Canada alone (about $600 million in 1998, just in medical and work-loss costs), all point to the need for prophylactic vaccines and new therapies to treat the disease. (Source: Health Canada News Release, September 18, 1998 and Fields Virology (2000) Volumes I and II (Fourth Edition).

The specific target population that can be treated with HepaVaxx C Vaccine will be defined through the clinical development process. HepaVaxx C Vaccine is currently in the pre-clinical stage of development.

Competition

We believe the Chimigen™ can potentially be used to develop a therapeutic vaccine as well as a prophylactic vaccine against Hepatitis C infection.

We have determined that there are more than 14 companies, including several major international pharmaceutical companies (e.g. Roche, Schering-Plough, and Eli Lilly), developing innovative drugs for the treatment of hepatitis C. The development strategies can be categorized as (a) biological response modifiers   (e.g. interferon α-2b), (b) antiviral nucleosides (e.g., Viramidine), (c) immune globulins (e.g., Civacir™ hepatitis C immune globulin), (d) monoclonal antibodies (e.g., XTL-002), (e) ribozymes (e.g.. Heptazyme™), (f) antisense drugs (e.g. ISIS 14803), (g) small molecule protease inhibitors (e.g., LY570310 / BILN2061, VX-950), (h) polymerase inhibitors (e.g. NM283) and (i) other strategies (e.g. human recombinant lactoferrin).

Among these developmental strategies, the biological response modifiers “(BRMs”) (e.g., interferon-alpha) have promise for treatment of hepatitis C infection. BRMs enhance, direct or restore the body’s ability to fight disease and provide a non-specific boost to the patient’s immune system, which will then mount an attack on cells harboring the hepatitis C viruses. Although BRMs such as interferon-alpha impart a general immune boost that is effective in some patients, the side effect profile is very poor and many patients choose to discontinue therapy because they cannot tolerate the adverse effects.

We believe that the side effect profile associated with treatment of chronic hepatitis C patients with HepaVaxx C Vaccine may be very mild. Furthermore, we believe that the HepaVaxx C Vaccine will elicit both humoral and cellular immune responses in chronic hepatitis C patients that may eliminate the hepatitis C infection from the body.

Chiron Corporation

Chiron Corporation is developing prophylactic and therapeutic vaccines using recombinant HCV antigens and adjuvants.

Schering-Plough Corp.:

Schering-Plough Corp.’s (“Schering-Plough”) interferon product (“alpha-interferon”), PEG-INTRON®, is currently the preferred treatment for HCV because it appears to be less toxic than Rebetol®. Schering-Plough has developed a combination therapy with this product and ribavirin that was approved by European regulators in March 2001 and has been approved by the FDA.

F. Hoffman-La Roche Ltd. :

F. Hoffman-La Roche Ltd. (“Roche”) has a therapeutic for the treatment of HCV infections. In a head-to-head Phase III clinical trial conducted by researchers at the University of Carolina, it was found that patients treated with Roche’s PEG interferon α-2a or Pegasys®, combined with the antiviral agent ribavirin, was effective in 56% of patients tested, relative to 45% of subjects taking Schering-Plough’s Rebetol®, the current industry standard.

In the Roche trial, researchers discovered that the most common side effects, depression and flu-like symptoms, were less frequently exhibited in the Pegasys and ribavirin group than in the group taking ribavirin alone. Depression occurred in 21% of those taking the combination therapy, compared with 30% in the ribavirin alone group, and 20% in the group taking Pegasys without ribavirin. (Source: Roche Press Release - May 22, 2001:http://www.natap.org/2002/Nov/111902-4.html.) However, the high cost (approximately U.S. $31,000 for a year’s supply) and the frequency of side effects with moderate efficacy make this therapy less than desirable. (Source: Fields Virology (2000) Volumes I and II (Fourth Edition).
There are also a number of drugs under development, such as Vertex’s VM-950 protease inhibitor and Idenix’s NM283 polymerase inhibitor, that have shown great promise during Phase II clinical testing. These drugs are being developed rapidly in collaboration with major pharmaceutical partners. If approved, they may re-define the standard of care for the treatment of Hepatitis C infections.

T-ACT™ Platform Technology

Technology Overview

It is well known in the medical community that depriving a tumor of its blood supply has great potential in the fight against cancer and the treatment of benign tumors. Many large pharmaceutical companies conducting clinical studies have clearly established the concept that cutting off the blood supply to tumors causes them to regress and become dormant. Furthermore, cutting off the blood supply reduces the ability of cancers to invade tissues and to spread to other parts of the body.

Our T-ACT™ platform is a novel and proprietary targeted tumor starvation technology. The platform consists of two complementary product candidate groups, Occlusin™ and Tactin™, and is based on site-specific platelet-mediated thrombosis of solid tumor vasculature. The T-ACT™ technology platform has the potential to produce a wide range of product candidates that interrupt the flow of blood to solid tumors, both malignant (cancer) and non-malignant (benign). Blockage of tumor tissue vasculature by targeted thrombosis starves the tumor of oxygen and essential nutrients, resulting in tumor regression and ultimately in tumor tissue death.

The T-ACT™ platform technology harnesses the body’s natural ability to produce a blood clot in response to immobilized von Willebrand Factor (“VWF”). VWF and other “platelet capture” agents circulate in the blood stream in an inactive state. When a blood vessel is damaged VWF becomes immobilized on the vessel wall, and is thereby able to capture circulating platelets and stop the flow of blood from the injured vessel.

The Occlusin™ technology includes several types of particles coated with VWF or other platelet binding proteins. These particles, delivered through a catheter, are tailor-made for the specific indication for which they are being delivered. Particle size is selected such that upon initiation of platelet reactivity with the particles (i.e., platelet binding to the particles) progression of the particles beyond the capillary bed cannot occur. By varying the particle size, shape and composition, while maintaining a clot forming component (e.g., VWF), the Occlusin™ agents will rapidly and efficiently block target blood vessels of various sizes and locations. Furthermore, Occlusin™ agents can be made of either materials that are biodegradable or materials that would remain permanently resident in the body.

We believe that the Occlusin™ product candidates are ideal for the treatment of uterine fibroids (a benign tumor) and hepatocellular carcinoma (primary cancer of the liver).

Occlusin™   Product Candidates

Product Candidate Overview

Occlusin™ product candidates are under development for the treatment of uterine fibroids and hypervascular tumors (e.g., liver cancer). Based on the T-ACT™ platform technology, the product candidates consist of solid biodegradable particles coated with a platelet-binding agent. These agents are delivered by catheter to the main vessels feeding the tumor.

Market Overview

The Occlusin TM product candidate indications constitute a global market.

Uterine Fibroid Market Size
	Globally	U.S.
Prevalence	2020 - 40% of women 30>35 yrs of age	> 225 million
Target Market of the 200,000 hysterectomies performed annually to relieve debilitating symptoms of uterine fibroids	20% experience debilitating symptoms	> 55 million

Source: National Institutes of Health (NIH); Central Intelligence Agency Population Statistics; Society of Interventional Radiology.

Uterine fibroids, also called leiomyomas, are benign tumors that can grow on the inside or outside of the uterus, or within the uterine wall. Their size can vary from that of a pea to the size of a full-term pregnancy. While most women with fibroids are symptom-free, approximately 25% to 30% experience prolonged bleeding, which can lead to anemia and/or pain in the pelvis, abdomen, back or during sexual intercourse. Fibroids can also prevent a woman from conceiving, or can induce a miscarriage or premature labor. As fibroids grow and expand, they exert pressure upon the bladder and lower intestine and can cause difficult or increased urination, constipation, and a feeling of fullness.

The Society of Interventional Radiology estimates the incidence of uterine fibroids of significant size at 20% to 40% of women 35 years of age and older and 20% (two million women) experience severe debilitating effects. Corresponding numbers of women in the rest of the world are similarly afflicted. ViRexx will determine the target market for its Occlusion™ product candidates by continued market analysis and through the clinical trial process.

Hysterectomy (complete removal of the uterus) or myomectomy (partial removal of the uterine wall) has been the treatment of choice for women suffering from severe side effects of uterine fibroids. These invasive surgical procedures require long hospital stays and recovery time, post surgery. In contrast, uterine fibroid embolization (“UFE”) is a minimally invasive technique delivered as an outpatient procedure with minimal recovery time.

UFE involves delivering tiny embolic microspheres to the blood vessels feeding the fibroid. The microspheres are delivered by catheter and function to block the vasculature associated with this benign tumor. Once the blood supply is cut off, the fibroids shrink resulting in symptom relief.

A recent publication in the New England Journal of Medicine (January 25, 2007) comparing treatments for uterine fibroids underlined the benefits of UFE over surgery (hysterectomy or myomectomy).  The UFE group had a shorter median stay in hospital (1 versus 5 days; p<.001) and a shorter recovery time before returning to work (20 days versus 61 days; p<0.001) in comparison to the surgery group.  There was no difference in major adverse events between the two groups.

Liver Cancer Market Size (primary + secondary to colorectal cancer)

	Globally	U.S.
Prevalence	385,985	13,363
New Cases per year	626,162	14,991
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

According to GLOBOCAN 2002, the worldwide incidence of primary liver cancer was estimated to be 626,162 cases and, of these, over 411,000 were located in China, 18,000 in North America and 38,000 in Europe. The number of patients who died worldwide from primary liver cancer in 2002 was estimated to be 600,000. ViRexx will determine the target market for its Occlusion™ 5050 Injection product candidate(s) by continued market analysis and through the clinical trial process.

In the U.S., the five-year survival rate for patients with all stages of liver cancer is 10.5%. The five year survival rate of American patients diagnosed with localized liver cancer is 21.9% and a mere 3.3% for patients with distant disease. There has been little improvement in the five-year survival rate for U.S. liver cancer patients since the mid 1970s when the overall survival rate was 4%. (Source: American Cancer Society, 2007 Statistics.)

Competition

Embolotherapy, the blocking of blood vessels feeding a target tissue, has been practiced for more than 30 years. Several companies, in recent years, have focused on producing specific embolic agents for the treatment of various forms of solid tumors.

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

PVA particles are inert and serve only to physically interfere with the blood flow to the target tissue. In addition, the irregular shape of the PVA particles can result in clogging of the catheter through which the particles are delivered.

Boston Scientific Corporation:

Boston Scientific markets Contour SE™ Microspheres for the treatment of hypervascular tumors and uterine fibroids. The microspheres consist of polyvinyl alcohol and are available in various size ranges. PVA particles are inert and serve only to physically interfere with the flow of blood to the target tissue.

Occlusin™ particles, in contrast to conventional particles bind to the vessel wall by way of the clot as well as being a physical blockage. We believe that this advantage will reduce the need for multiple interventions.

Tactin Technology

Technology Overview

Tactin agents are systemically delivered (injected intravenously) and include a series of cancer targeting components against markers such as TAAs found on the surface of a number of cancers including cancers of the liver, breast, lung, prostate and head and neck. The Tactin agents are capable of localizing platelets at a predetermined site by (a) binding to tumor cells that display unique TAAs and (b) by subsequently capturing a separately administered thrombus formation component (“TFC”). We believe that our TFC is an exceptional platelet binding and activating protein, that when fixed to the tumor by the cancer-targeting component induces a thrombus only within the confines of the tumor vasculature. Thus, the Tactin product candidates utilize a tumor-localized platelet collection and activation process through binding of a targeting agent to a tumor associated antigen, which subsequently leads to thrombus formation and limits the blood supply to the target area, and does this without inducing a generalized or systemic pro-thrombotic state.

Tactin agents affect the vascular system supplying tumors. The tumor targets are directly accessible to arterially or intravenously administered agents permitting rapid localization of a large percentage of the injected dose. We expect this to result in rapid occlusion of the tumor vasculature. Each capillary in a tumor provides oxygen and nutrients to thousands of tumor cells, so that even limited damage to the tumor vasculature has the potential to produce extensive tumor cell death.

Various targeting agents can be used in combination with the common TFC to achieve an effective response in a broad range of tumor and hyperplastic tissue pathologies. As an example, a targeting agent that binds to alpha-fetoprotein (“AFP”) can be coupled to the same thrombus-inducing agent. This same thrombus-inducing agent can also be linked, in vivo, to other targeting agents that bind to other specific antigens (e.g., TAG-72, associated with colorectal cancer).

Market Overview

Please refer to the “Market Overview” section of the Occlusin™ Injection technology in this Annual Report for an in-depth discussion of the existing market.

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

Confidentiality

Since some of our technology is not patented or licensed but protected by the law of trade secrets, our ability to maintain the confidentiality of our technology is crucial to our ultimate possible commercial success. In order to protect our confidential information, we have adopted the following procedures:

•	all of our employees must sign and are bound by confidentiality agreements;

•	no sensitive or confidential information is disclosed to any party unless appropriate confidential disclosure agreements are first signed; and

•
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

Our Patents

Our success depends in part on our ability to obtain patents, operate without having third parties circumvent our rights, operate without infringing the proprietary rights of third parties, and maintain trade secret protection. As of the date of this Annual Report, we had 72 issued patents and 141 pending patent applications relating to our various technologies in the United States, Canada, the European Union, and other countries, of which we have been granted eight patents in the United States. The expiry dates for these eight patents are between 2016 and 2021. The dates reflecting the expiration date of the longest-lived patent rights listed herein do not take into consideration the possibility that a failure to maintain these patents, a terminal disclaimer or other future actions may affect the actual expiration date of the patents. Pending applications may never mature into patents, which could affect the lifespan of certain licenses. Finally, future applications could result in the extension of the license term beyond the dates listed above.

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

Our Patent Policy

We pursue a policy of obtaining patent protection both in the U.S. and in selected foreign countries for subject matter considered patentable and important to our business. Our patent portfolio currently includes patents with respect to our unique approaches to immunotherapy, compositions of matter, their immunological utilities, broad claims to therapeutic methods, specific claims for use of these compositions to treat various disease states, and the pharmaceutical formulation of these compositions. We have also sought patent protection with respect to embolotherapy, related compounds, methods and strategies for therapy, routes of administration and pharmaceutical formulations. In addition, a portion of our proprietary position is based upon the use of technology and potential products we have licensed from others, including the master cell bank licensed from Biomira Inc. for OvaRex® MAb. The license agreement generally requires ViRexx to pay royalties upon commercialization of potential products covered by the licensed technology. We also currently have exclusive licenses from the University of Alberta to two patent applications.

Third-Party Patents

Our commercial success also depends significantly on our ability to operate without infringing the patents and other proprietary rights of third parties. From time to time, companies may possess rights to technologies in the same areas of research and development as ours, may have patents similar to ours, and may notify us that we may require licenses from them in order to avoid infringing their rights in that technology or in order to enable us to commercialize our own technology. Patent applications are, in many cases, maintained in secrecy until patents are issued. Our competitors or potential competitors may have filed applications for, or may have received patents and may obtain additional and proprietary rights to compounds or processes used by us or are competitive with ours. The publication of discoveries in the scientific or patent literature frequently occurs substantially later than the date on which the underlying discoveries were made and patent applications are filed. In the event of infringement or violation of another party’s patent, we may be prevented from pursuing potential product development or commercialization. In addition, we may be required to obtain licenses under patents or other proprietary rights of third parties. We cannot assure you that any licenses required under such patents or proprietary rights will be available on terms acceptable to us. If we do not obtain such licenses, we could encounter delays in introducing one or more of our product candidates to the market, without infringing third-party patents, or we could find that the development, manufacturing or sale of potential products requiring these licenses could be foreclosed.

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

In relation to the License Agreement established between us and Biomira Inc. dated November 24, 1995, we are responsible for the maintenance of existing patents and the prosecution of all patent applications related to the licensed technology. In addition, we are responsible for the payment of all fees and costs incurred related to the filing, prosecution and maintenance of the patent applications and patents included in the licensed technology.

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

Economic Dependence and Foreign Operations

We are dependent upon foreign operations of United Therapeutics, Defiante, Tecnogen and other third parties. We, through our license agreement with United Therapeutics, via our license and supply agreement with Defiante, a subsidiary of Sigma Tau Farmaceutici, and a manufacturing and supply agreement with Tecnogen, another subsidiary of Sigma Tau Farmaceutici, are reliant on strategic relationships with third parties for the OvaRex® MAb, and in United Therapeutics’ case, other product candidates. For further details, please refer to the following “Risk Factors”: “WE RELY ON OUR STRATEGIC RELATIONSHIP WITH UNITED THERAPEUTICS” AND “WE ARE IN THE EARLY STAGES OF PRODUCT CANDIDATE DEVELOPMENT. OUR PRODUCT CANDIDATES MAY NOT BE EFFECTIVE AT A LEVEL SUFFICIENT TO SUPPORT A PROFITABLE BUSINESS VENTURE. IF THEY ARE NOT, WE WILL BE UNABLE TO CREATE MARKETABLE PRODUCT CANDIDATES AND WE WILL HAVE TO CEASE OPERATIONS.”

Government Regulation and Product Approval

Regulation by governmental authorities in the United States and other countries is a significant factor in the development, manufacture and marketing of pharmaceuticals. All of our products will require regulatory approval by governmental agencies prior to commercialization. In particular, pharmaceutical drugs are subject to rigorous preclinical testing and clinical trials and other premarketing approval requirements by the FDA and regulatory authorities in other countries. In the United States, various federal, and in some cases state statutes and regulations, also govern or impact upon the manufacturing, safety, labeling, and storage, recordkeeping and marketing of pharmaceutical products. The lengthy process of seeking required approvals and the continuing need for compliance with applicable statutes and regulations require the expenditure of substantial resources. Regulatory approval, when and if obtained for any of our product candidates, may be limited in scope which may significantly limit the indicated uses for which our product candidates may be marketed. Further, approved drugs and manufacturers are subject to ongoing review and discovery of previously unknown problems that may result in restrictions on their manufacture, sale or use or in their withdrawal from the market.

Preclinical Studies

Before testing any compounds with potential therapeutic value in human subjects in the United States, stringent government requirements for preclinical data must be satisfied. Preclinical testing includes both in vitro and in vivo laboratory evaluation and characterization of the safety and efficacy of a drug and its formulation. Preclinical testing results obtained from studies in several animal species, as well as from in vitro studies, are submitted to the FDA as part of an Investigational New Drug Application, or IND, and are reviewed by the FDA prior to the commencement of human clinical trials. These preclinical data must provide an adequate basis for evaluating both the safety and the scientific rationale for the initial trials in human volunteers.

Clinical Trials

If a company wants to test a new drug in humans in the United States, an IND must be prepared and filed with the FDA. The IND becomes effective if not rejected or put on clinical hold by the FDA within 30 days. In addition, an Institutional Review Board comprised in part of physicians at the hospital or clinic where the proposed trials will be conducted must review and approve the trial protocol and monitor the trial on an ongoing basis. The FDA may, at any time during the 30-day period or at any time thereafter, impose a clinical hold on proposed or ongoing clinical trials. If the FDA imposes a clinical hold, clinical trials cannot commence or recommence without FDA authorization and then only under terms authorized by the FDA. In some instances, the IND application process can result in substantial delay and expense.

Clinical Trial Phases

Clinical trials typically are conducted in three sequential phases, phases I, II and III, with phase IV trials potentially conducted after marketing approval. These phases may be compressed, may overlap or may be omitted in some circumstances.

•
Phase I clinical trials. These trials evaluate a drug’s safety profile, and the range of safe dosages that can be administered to healthy volunteers and/or patients, including the maximum tolerated dose that can be given to a trial subject with the target disease or condition. Phase I trials also determine how a drug is absorbed, distributed, metabolized and excreted by the body, and duration of its action.

•
Phase II clinical trials. Phase II clinical trials typically are designed to evaluate the potential effectiveness of the drug in patients and to further ascertain the safety of the drug at the dosage given in a larger patient population.

•
Phase III clinical trials. In phase III clinical trials, the drug is usually tested in a controlled, randomized trial comparing the investigational new drug to an approved form of therapy in an expanded and well-defined patient population and at multiple clinical sites. The goal of these trials is to obtain definitive statistical evidence of safety and effectiveness of the investigational new drug regime as compared to an approved standard therapy in defined patient populations with a given disease and stage of illness.

All clinical trials for our product candidates have been conducted in accordance with Health Canada and the ICH (International Conference on Harmonization) guidelines.

New Drug Application

After completion of clinical trials, if there is substantial evidence that the drug is safe and effective, a New Drug Application, or NDA, is prepared and submitted for the FDA to review. The NDA must contain all of the essential information on the drug gathered to that date, including data from preclinical and clinical trials, and the content and format of an NDA must conform to all FDA guidelines. Accordingly, the preparation and submission of an NDA is a major undertaking for a company.

The FDA reviews all NDAs submitted before it accepts them for filing and may request additional information from the sponsor rather than accepting an NDA for filing. In such an event, the NDA must be submitted with the additional information and, again, is subject to review before filing. Once the submission is accepted for filing, the FDA begins an in-depth review of the NDA. Typically, the FDA takes ten months to review and respond to the NDA. The FDA may refer the application to an appropriate advisory committee, typically a panel of clinicians, for review, evaluation and a recommendation as to whether the application should be approved. The FDA is not bound by the recommendation, but gives great weight to it. If the FDA evaluations of both the NDA and the manufacturing facilities are favorable, the FDA may issue either an approval letter or a non-approval letter, which usually contains a number of conditions that must be satisfied in order to secure final approval. If the FDA’s evaluation of the NDA submission or manufacturing facility is not favorable, the FDA may refuse to approve the NDA or issue a non-approvable letter.

Other Regulatory Requirements

Any products we manufacture or distribute under FDA approvals are subject to pervasive and continuing regulation by the FDA, including recordkeeping requirements and reporting of adverse experiences with the products. Drug manufacturers and their subcontractors are required to register with the FDA and, where appropriate, state agencies, and are subject to periodic unannounced inspections by the FDA and state agencies for compliance with current GMP regulations, which impose procedural and documentation requirements upon us and any third party manufacturers we utilize.

The FDA closely regulates the marketing and promotion of drugs. A company can make only those claims relating to safety and efficacy that are approved by the FDA. Failure to comply with these requirements can result in adverse publicity, warning letters, corrective advertising and potential civil and criminal penalties. Physicians may prescribe legally available drugs for uses that are not described in the product’s labeling and that differ from those tested by us and approved by the FDA. Such off-label uses are common across medical specialties. Physicians may believe that such off-label uses are the best treatment for many patients in varied circumstances. The FDA does not regulate the behavior of physicians in their choice of treatments. The FDA does, however, restrict manufacturer’s communications on the subject of off-label use.

The FDA’s policies may change and additional government regulations may be enacted which could prevent or delay regulatory approval of our product candidates or approval of new indications for our existing products. We cannot predict the likelihood, nature or extent of adverse governmental regulations that might arise from future legislative or administrative action, either in the United States or abroad.

We received an orphan drug designation for OvaRex® MAb from the FDA in November, 1996 for its use in the treatment of ovarian cancer. Under the Orphan Drug Act, the FDA may grant orphan drug designation to drugs intended to treat a rare disease or condition that affects fewer than 200,000 individuals in the U.S. Orphan drug designation must be requested before submitting an NDA. After the FDA grants the orphan drug designation, the identity of the applicant and the orphan-designated therapeutic agent are disclosed publicly by the FDA. The European Medicines Agency in July, 2002 also granted an orphan drug designation for OvaRex® MAb for its use in the treatment of ovarian cancer in Europe.

Orphan drug designation does not convey any advantage in or shorten the duration of the regulatory review and approval process. If a product that has orphan drug designation is the first such product to receive FDA approval for the disease for which it has such designation, the product is entitled to orphan product exclusivity, which means that the FDA may not approve any other applications to market the same drug for the same disease, except in limited circumstances, for seven years in the U.S. and 10 years in the European Union. The FDA may permit additional companies to market a drug for the designated condition if such companies can demonstrate clinical superiority. More than one product may also be approved by the FDA for the same orphan indication or disease as long as the products are different drugs. As a result, the FDA can still approve other drugs for use in treating the same indication or disease covered by OvaRex® MAb, which could create a more competitive market for us. Moreover, if a competitor obtains approval of the same drug for the same indication or disease before us, we would be blocked from obtaining approval for our product for seven years, unless our product can be shown to be clinically superior.

Foreign Regulation

In addition to regulations in the United States, we will be subject to a variety of foreign regulations governing clinical trials and commercial sales and distribution of our products. Whether or not we obtain FDA approval for a product, we must obtain approval of a product by the comparable regulatory authorities of foreign countries before we can commence clinical trials or marketing of the product in those countries. The approval process varies from country to country, and the time may be longer or shorter than that required for FDA approval. The requirements governing the conduct of clinical trials, product licensing, pricing and reimbursement vary greatly from country to country.

Under European Union regulatory systems, marketing authorizations may be submitted either under a centralized procedure, a mutual recognition procedure or a decentralized procedure. The centralized procedure provides for the grant of a single marketing authorization that is valid for all European Union member states. The decentralized procedure provides for a joint assessment of safety and efficacy by a number of EU member states. The mutual recognition procedure provides for mutual recognition of national approval decisions. Under this procedure, the member state approving the first marketing authorization within the EU submits an application for recognition to other EU member states. Within 90 days of receipt of the application and the first member state’s report of the assessment of the drug, the other member states are supposed to recognize the marketing authorization of the first member state or refer the application to the Committee for Human Medicinal Products, or CHMP, for arbitration, if one or more member states believe there is a potential serious risk to public health, and the member states cannot reach agreement on the approval of the product. The CHMP is a scientific expert committee of the European Medicines Agency, or EMEA. The EMEA is responsible for the protection of public health in the EU through the coordination and evaluation and supervision of medicinal products, including administering the centralized procedure and performing a more limited role in the mutual recognition procedures. After member states agree to mutual recognition of the first marketing authorization, national marketing authorizations must still be issued in each member state which recognized it, including approval of translations, labeling and the like. All marketing authorization applications for drugs that have received the orphan drug designation must be submitted under the centralized procedure.

Legal Proceedings

We are not involved in any legal, arbitration or governmental proceedings which may have, or have had in the recent past, significant effects on our financial position or profitability. We are also not aware of any pending legal, arbitration or governmental proceedings against us which may have significant effects on our financial position.

C.         Organizational structure

Control of ViRexx

We have two wholly owned subsidiaries named AltaRex Medical Corp. and ViRexx International Corp. Limited, and one wholly owned inactive subsidiary named AltaRex U.S. Corp. AltaRex (ViRexx International) was incorporated under the laws of the Province of Alberta, Canada, ViRexx International was incorporated under the laws of Ireland, and AltaRex U.S. Corp. is a Delaware corporation.

We carry on our OvaRex® MAb dealings directly through AltaRex.

D.         Property and equipment

Our corporate headquarters are located at 8223 Roper Road, Edmonton, Alberta T6E 6S4. Our registered office is located at Suite 1500, Manulife Place, 10180-101 Street, Edmonton, Alberta T5J 4K1. We lease our head office space in Edmonton, Alberta. The terms of the premises leased are as follows:

$ 113,126
Annual base rent:	May 31, 2011
Term expires:	13,244
Square footage:

We do not deem our lease to be material. We believe that the physical facilities we lease are adequate to conduct our business during the next 12 months.

We have headquarters and laboratory space in Edmonton, Alberta. Our facilities include a three year-old office and laboratory space, which we consider to be world class and to represent a significant value to us. The facility includes offices, wet laboratories, and associated equipment. We also have access to the University of Alberta virus containment laboratory and animal research facility. Preferential privileges are accorded to us such as access to facilities and contact with key individuals, as a result of the present and past association of the senior corporate officers with the University of Alberta and the present contractual arrangements of technology transfer between the University of Alberta and us.

Property and equipment are described at cost less accumulated amortization in the financial statements. Amortization is provided for by using the declining balance method at the following annual rates:

Laboratory equipment	20%
Office, furniture and equipment	20%
Computer equipment	30%
Computer software	100%

Leasehold improvements are amortized over the term of the lease.

4A.	Unresolved Staff Comments

None

Item 5.        Operating and Financial Review and Prospects

FORWARD-LOOKING STATEMENTS

Except for historical information, this “Management’s Discussion and Analysis of Financial Condition and Operations” contains forward-looking statements which may not be based on historical fact. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, among others, risks associated with the completion of clinical trials and obtaining regulatory approvals, the ability to protect the Company’s intellectual property, dependence on its collaborative partner, additional long-term capital requirements and ViRexx’s stage of development. These factors should be considered carefully and readers are cautioned not to place undue reliance on such forward-looking statements.

The following discussion and analysis of results of operations and liquidity and capital resources should be read in conjunction with the financial data and the financial statements and the related notes thereto included elsewhere herein. This Management Discussion and Analysis of Financial Condition and Results of Operations as of March 19, 2007 provides information on the activities of ViRexx Medical Corp. (“ViRexx” or the “Company”) on a consolidated basis. All amounts are expressed in Canadian dollars unless otherwise noted.

The Consolidated Financial Statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). Canadian GAAP differs in certain material respects from United States generally accepted accounting principles (“U.S. GAAP”). For a discussion of the principal differences between Canadian GAAP and U.S. GAAP as they pertain to ViRexx Medical Corp. see Note 18 to the audited Consolidated Financial Statements. Note 18 to the Consolidated Financial Statements also provides a reconciliation of the Company’s Consolidated Financial Statements to U.S. GAAP.

OVERVIEW

ViRexx is a Canadian, development-stage biotech-based company focused on developing innovative targeted therapeutic products that offer quality of life and a renewed hope for living. ViRexx’s most advanced programs include product candidates for the treatment of late-stage ovarian cancer, selected solid tumors and chronic hepatitis B and C infections.

ViRexx currently has three platform technologies: AIT™ (antibody-based immunotherapy), T-ACT™ (targeted-autothrombogenic cancer therapy) and Chimigen™ Vaccines, all of which are based on the principle of harnessing the body’s power to fight disease.

AIT’ Platform Technology

The lead product candidate from the AIT™ platform is OvaRex® MAb, a therapy for treatment of late-stage ovarian cancer. OvaRex® MAb is currently the subject of two pivotal Phase III clinical trials (IMPACT I and IMPACT II) being conducted at more than 60 sites in the United States. ViRexx has licensed exclusive rights of OvaRex® MAb to Unither Pharmaceuticals, Inc. (“Unither”), a subsidiary of United Therapeutics Corporation, in its territories.

In the fourth quarter of 2006, ViRexx’s licensee, Unither continued to monitor progress from IMPACT I and IMPACT II for OvaRex® MAb. The database lock for analysis from these two pivotal trials is estimated to occur in the second half of 2007.

The technology transfer from ViRexx to Tecnogen S.C.p.A (“Tecnogen”), a subsidiary of Sigma-Tau Pharmaceuticals, Inc. (“Sigma-Tau”) was initiated in the fourth quarter of 2006. Tecnogen will manufacture and supply ViRexx’s European licensing partners.
All relevant documentation for manufacture of the drug substance has been completed; the transfer of relevant documentation for manufacture of the drug product is anticipated to be completed in early 2007.

 T-ACT’ Platform Technology

The T-ACT™ platform is designed to cut off the blood supply to hypervascular tumors, leading to tumor tissue starvation and death. The lead product candidate of the T-ACT™ platform is Occlusin™ 50 Injection, a treatment for primary cancer of the liver. The Phase I study of Occlusin™ 50 Injection was conducted at the Toronto General Hospital and at the Foothills Hospital in Calgary. The trial is designed to examine the safety of Occlusin™ 50 Injection when used as an embolizing agent as part of transcatheter arterial chemoembolization (“TACE”) procedures for the palliative treatment of cancer of the liver. Patient enrollment and treatment for this study ended December 31, 2006 with Phase I study results expected to be reported in the second quarter of 2007. Partnering discussions with several companies interested in Occlusin™ 50 Injection have been initiated.

The T-ACT™ platform has expanded to include the development of the Occlusin™ 500 Artificial Embolization Device (“Occlusin™ 500 Device”), an embolotherapeutic device, to treat hypervascular tumors and uterine fibroids. Preclinical proof of concept testing has been completed for Occlusin™ 500 Device. The path to regulatory approval of a medical device is approximately 50% shorter than that of a drug or biologic.

Chimigen™ Platform Technology

The lead product candidate from the Chimigen™ platform is HepaVaxx B Vaccine, an immunotherapeutic agent for the treatment of patients chronically infected with hepatitis B virus. ViRexx completed a Phase I study of HepaVaxx B Vaccine in normal, healthy volunteers. There were no significant adverse events reported with the treatment. The trial was conducted at McGill University Health Centre’s Vaccine Study Centre in Montreal, Canada. The evaluation of the volunteers’ immune responses to treatment with HepaVaxx B Vaccine is currently ongoing. A collaborative development agreement with Protein Sciences Corporation has been extended to April 20, 2009 ensuring that ViRexx can manufacture clinical grade material in conformance with Good Manufacturing Practices (“GMP”) for Phase II trials.

ViRexx announced a research collaboration with the Department of Defence Research and Development Center at Suffield (“DRDC-Suffield”) to develop Chimigen™ Vaccines for use in the biodefense area. These vaccine candidates are being tested for efficacy in experimental models at DRDC-Suffield. The Company is also continuing the preclinical studies in animals using Chimigen™ Vaccine candidates to evaluate their immune responses.

HIGHLIGHTS

	For year ended December 31,
	2006	2005	2004
Research and Development Costs	$5,937,122	$4,750,190	$1,796,680
Net Loss	(17,493,375)	(7,459,714	(3,657,760)
Basic and diluted loss per share	(0.25)	(0.13)	(0.14)
Ending Cash & Short Term Investments	$10,742,191	$5,571,850	$9,462,988

ViRexx had a very exciting year in 2006, accomplishing all of its planned research and development milestones which are highlighted below:

First Half of 2006

• First volunteers dosed for HepaVaxx B Vaccine Phase I clinical study.

• Unither completed enrollment of OvaRex® MAb Phase III Impact II.

Second Half of 2006

•Two potential partners were identified for HepaVaxx B Vaccine licensing and co-development.

•The Phase I clinical study of Occlusin™ 50 Injection was completed.

•Unither enrollment and dosing for OvaRex® MAb Phase II trial in combination with frontline chemotherapy was completed.

•The licensing, marketing and manufacturing agreements for OvaRex® MAb in Europe were completed.

•The technology transfer of the drug substance for OvaRex® MAb from ViRexx to European manufacturing facility was completed.

•The Phase I clinical study of HepaVaxx B Vaccine, the first-in-man trial for the Chimigen™ technology was completed.

•Two potential candidates for further development of HepaVaxx C Vaccine were identified.

In addition to accomplishing all 2006 planned major research and development milestones, ViRexx achieved the following important goals that strengthened the Company’s balance sheet:

•
On February 16, 2006, the Company completed a private placement of 10,909,090 units for gross proceeds of $12,000,000. On April 7, 2006, the Company completed a private placement of 800,000 units for gross proceeds of $1,000,000. On December 6, 2006, ViRexx received an equity investment of $2,000,000 from Defiante Farmacêutica Lda (“Defiante”), a subsidiary of Sigma-Tau for 1,818,182 units of ViRexx at a price of $1.10. For further information see Note 13 of the audited December 31, 2006 Consolidated Financial Statements.

•
On November 28, 2006, ViRexx announced it had prioritized its research activities to focus on the completion of existing pipeline products providing near term potential revenue streams, specifically OvaRex® MAb and Occlusin™ 500 Device. This plan included a reduction in internal research expenditures in excess of 65%, resulting in a 2007/08 projected average monthly expenditure rate of under $900,000. ViRexx will also accelerate business development efforts by identifying a development partner for its lead Chimigen™ Vaccine, HepaVaxx B Vaccine.

On November 6, 2006, ViRexx International Corp. entered into a Licensing and Supply Agreement and a Securities Purchase Agreement with Defiante. A Manufacturing and Supply Agreement with Tecnogen was also reached. Both companies are subsidiaries of Sigma-Tau of Rome, Italy. The territories covered by these agreements represent approximately 23% of the targeted ovarian cancer markets in North America and the European Union. Management believes Sigma-Tau’s experience and network in Europe is a significant asset to ViRexx and views the comprehensive agreements as an important step in the path toward the European commercialization of OvaRex® MAb. In addition, to accessing a strong commercialization partner in Sigma-Tau, Tecnogen’s manufacturing capabilities eliminate the need for ViRexx to make a significant capital expenditure in a stand alone manufacturing facility.

For the year ended December 31, 2006, the Company recorded a net loss of $17,493,375 or ($0.25) per share, as compared to $7,459,714 or ($0.13) per share for the corresponding year ended December 31, 2005. Approximately 75% of the change in the Company’s net loss for the year ended December 31, 2006 is due to a non-cash change in the net future tax expense associated with the transfer of intellectual property to ViRexx International Corp. The remaining 25% change is attributed to the following operational activities:

•	Business development activities initiated to pursue licensing agreements for OvaRex® MAb in Europe and for T-ACT™ and Chimigen™ product candidates.

•
The formation of a dedicated commercialization team for OvaRex® MAb. The team expanded efforts to ensure worldwide protection of the intellectual property within the AIT™ platform, as well as increased activities on establishing partnerships for ViRexx’s European territories.

•	Process development costs related to manufacturing Occlusin™ 500 Device research for the treatment of uterine hypervascular tumors and fibroids.

During the year ended December 31, 2006, research and development costs for the Chimigen™ platform were offset by a $222,140 financial contribution from the National Research Council of Canada Industrial Research Assistance Program (NRC-IRAP).

The Company recorded a net loss for the year ended December 31, 2005 of $7,459,714 or ($0.13) per share, as compared with a net loss of $3,657,760 or ($0.14) per share for the corresponding period December 31, 2004. The expenditure increase is primarily attributable to an increase in preclinical, potential product development and clinical trial activity.

RESULTS OF OPERATIONS

For the year ended December 31, 2006, the Company recorded a net loss of $17,493,375 or ($0.25) per share, as compared to $7,459,714 or ($0.13) per share for the corresponding period ended December 31, 2005. The changes in the Company’s net loss for the year ended December 31, 2006, compared to the prior year are due primarily to the following:

Research and Development

	For year ended December 31,
	2006	2005	2004
Contract research costs	$628,240	$410,052	$180
Clinical trial costs	477,364	104,692	442,880
Clinical material manufacturing costs	386,216	861,064	129,421
Employee related costs	2,403,330	2,010,589	844,039
Stock based compensation	150,959	57,879	70,129
Other R&D costs (Legal, Lab Supplies, etc.)	1,891,013	1,305,914	310,031
	$5,937,122	$4,750,190	$1,796,680

Research and development expenses for the year ended December 31, 2006, were $5,937,122 compared to $4,750,190 for the year ended 2005, an increase of $1,186,932 or 25%. This increase is due primarily to additional toxicology testing for HepaVaxx B Vaccine clinical studies and development of Occlusin™ 500 Device. Additional costs were also incurred for the following areas:

•	Continued development of Occlusin™ 50 Injection.

•	Preclinical studies for a Chimigen™ Vaccine candidate for Hepatitis C.

•	Development costs for Chimigen™ Vaccines for biodefense applications.

•	Initiating manufacturing activities in Europe for OvaRex® MAb.

Research and development expenses for the year ended December 31, 2005 totaled $4,750,190, an increase of $2,953,510 from $1,796,680 for the corresponding period ended December 31, 2004. This difference was mainly due to manufacturing of clinical material for the HepaVaxx B Vaccine clinical program. Also, in order to support the progression of each of the Company’s product candidates, additional research and development staff were hired during 2005. Additional intellectual property expenses were also incurred in 2005 further strengthening protection of the Company’s products subsequent to commercialization.

Government Assistance

	For year ended December 31,
	2006	2005	2004
IRAP and AHFMR	$222,140	$45,000	$864,430

Government assistance awarded for the year ended December 31, 2006, was $222,140 an increase of $177,140 compared to $45,000 received in 2005. The Company, in collaboration with DRDC-Suffield, is actively pursuing development grants from both the U.S. and Canadian governments.

Government assistance awarded for the year ended December 31, 2005, was $45,000, a decrease of $819,430 compared to $864,430 received in 2004. Government assistance relates to Industrial Research Assistance Program (“IRAP”) grants from the National Research Council of Canada (“NRC”). In addition to the IRAP grants, ViRexx received a technology commercialization award from Alberta Heritage Foundation for Medical Research (“AHFMR”) in 2004.

Corporate Administration

	For year ended December 31,
	2006	2005	2004
Business development costs	$527,487	$-	$-
Employee related costs	1,212,808	1,456,086	451,889
Stock based compensation	454,081	399,470	310,448
Other administration costs	2,782,461	1,794,726	1,125,374
	$4,976,837	$3,650,282	$1,887,711

Corporate administration expenses for the year ended December 31, 2006, totaled $4,976,837, an increase of 36% from $3,650,282 for the year ended December 31, 2005. The $1,326,555 increase is primarily attributable to the following areas:

•
Initiated business development activities relating to negotiations with potential manufacturers and distributors of OvaRex® MAb for European territories, and licensing rights discussions held with companies regarding HepaVaxx B Vaccine, Occlusin™ 50 Injection and Occlusin™ 500 Device.

•
Increased TSX and American Stock Exchange (“AMEX”) fees as a result of the Company issuing 13.5 million newly issued common shares for the $15 million that was raised in three separate private placements.

•	Incurred consulting and other related fees associated with the Canadian Multilateral Instrument 52-109 and US Sarbanes Oxley Act of 2002 compliance requirements.
•	Increased investor relations costs in support of creating more awareness of ViRexx in both the U.S. and Canada.
•	Incurred restructuring costs associated with the Company’s announcement on November 26, 2006, to prioritize its research activities to focus on the completion of its existing pipeline products.
•	Increase legal and other related service fees for U.S. regulatory filing requirements including preparation of Annual 20-F and electronic filings on EDGAR.

Corporate administration expenses for the year ended December 31, 2005 totaled $3,650,282, an increase of $1,762,571 from $1,887,711 in general and administration expenses recorded for the corresponding period ended December 31, 2004. The difference is attributable to stock-based compensation recorded for options granted and consulting costs associated with investor relations and corporate communication activities. Additional costs were also incurred due to an increase in the number of administrative staff required and costs related to the acquisition of AltaRex Medical Corp.

Future Income Taxes

Future income tax expense for the year ended December 31, 2006, was $4,178,613 compared to a recovery of $3,358,426 for the year ended December 31, 2005, and a future income tax provision of $nil for the year ended December 31, 2004.

The Company uses the liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are determined based on differences between the financial reporting and tax bases of the assets and liabilities. These differences are measured using the substantively enacted tax rates and laws that will be in effect when the differences are expected to reverse.

On the acquisition of AltaRex in 2004, the premium paid by ViRexx over the carrying value of the net assets of AltaRex was allocated to the intellectual property owned by AltaRex. This resulted in a significant future tax liability based on the difference between the tax cost base of the intellectual property and its net book value for accounting purposes.
ViRexx, as the parent company, has incurred significant tax losses and has other tax assets that can be used to reduce future taxable income. Management’s assessment of the value of tax operating losses is based on its best estimate of the ability of the Company to utilize these assets to offset future tax losses. Judgments as to the timing and potential use of such assets are made on the best information available and are reassessed periodically.

In 2005, management’s assessment was that the Company had the ability and intent to employ a prudent and feasible tax planning strategy whereby losses accumulated in the parent ViRexx would be utilized to offset the future tax liability in AltaRex related to the intellectual property owned by AltaRex. The result of this assessment was that the benefit of the ViRexx losses was used to offset the AltaRex liability which resulted in a recovery of future income taxes for the year ended December 31, 2005.

In the fourth quarter of 2006, the Company completed an internal reorganization and an inter-company transfer of certain assets. Because of these changes, reliance on a feasible tax planning strategy to realize the benefit of the future tax assets in the ViRexx legal entity was not viable. As a result, a valuation allowance was recorded in the fourth quarter of 2006 which resulted in a future tax expense and an increase in the corresponding liability on the balance sheet. This liability is decreasing over time as the carrying value of the asset is amortized. At the point where the carrying value equals the tax cost base, there will be no future tax liability.

SUBSEQUENT EVENT

On January 29, 2007, ViRexx announced that it had filed a preliminary short-form prospectus with Canadian securities regulators in connection with an offering with minimum gross proceeds of $10,000,000 to a maximum of $15,000,000. The Company’s designated agents were to act as agents in connection with the offering. The Company granted the agents an over-allotment option, exercisable for a period of 60 days following the closing of the offering, to purchase an additional 15% of the aggregate common shares offered pursuant to the offerings. As part of the transaction the Agents were to be granted agents’ warrants exercisable for the purchase of that number of common shares equal to 7% of the number of units sold as part of the transaction.

On February 14, 2007, and amended on February 21, 2007, a Schedule 13D was filed with the United States Securities and Exchange Commission by a Bahamian company, Smetek, Van Horn & Cormack, Inc. (the “Smetek Group”). The Schedule 13D states that the holders of 27,744,105 common shares (19,155,595 on February 14, 2007, and amended for an incremental 8,588,510 on February 21, 2007) of ViRexx, purportedly representing approximately 40% of the issued and outstanding shares of ViRexx, held a telephone conference and agreed to take action to recommend a change in the majority of the Board of Directors of ViRexx. This action has resulted in one of the agents, Rodman & Renshaw to not proceed toward the closing of the financing transaction. While ViRexx is currently discussing with its advisors its possible courses of action in light of the filing of the Schedule 13D, ViRexx intends to continue to focus its resources on its operating and business development activities.

LIQUIDITY AND CAPITAL RESOURCES

	For year ended December 31,
	2006	2005	2004

Cash	$405,354	$237,462	$645,012
Short-term investments	10,336,837	5,334,388	8,817,976
	$10,742,191	$5,571,850	$9,462,988

The Company has no contributing cash flows from operations. As a result, the Company relies on external sources of financing such as the issue of equity or debt securities, the exercise of options or warrants and investment income to finance operations. Revenues from operations are not expected until certain milestones and royalty payments from license and collaboration agreements have been earned, or commercialization of a product candidate has occurred.

As at December 31, 2006, the Company’s cash totaled $405,354, as compared with $237,462 at December 31, 2005. The Company’s net cash used in operating activities amounted to $9,027,103 for the year ended December 31, 2006, reflecting the Company’s use of cash to fund operating activities. As at December 31, 2006, the Company’s short-term investments totaled $10,336,837 compared with $5,334,388 at December 31, 2005.

On February 16, 2006, the Company completed a private placement of 10,909,090 units for gross proceeds of $12,000,000. Each unit consists of one common share and one common share purchase warrant. Each common share warrant entitles the holder to purchase one common share of the Company at a price of $1.50 for a period of two years. As a commission, the brokers for the private placement received compensation of 7% of the gross proceeds and 1,090,909 broker warrants valued at $539,962. Each broker warrant entitles the brokers to acquire one common share of the Company for $1.50 per share until February 15, 2008. Additional cash costs of $64,603 were also incurred.

On April 7, 2006, the Company completed a private placement of 800,000 units for gross proceeds of $1,000,000. Each unit consists of one common share and one common share purchase warrant. Each common share warrant entitles the holder to purchase one common share of the Company at a price of $1.75 for a period of two years. The broker for the private placement received $40,000 cash as a commission.

On December 6, 2006, as a condition to completing licensing, marketing and manufacturing agreements for OvaRex® MAb in Europe with Sigma-Tau, ViRexx received an equity investment of $2,000,000 from Defiante for 1,818,182 units of ViRexx at a price of $1.10 per unit. Each unit consists of one common share and one common share purchase warrant. Each common share warrant entitles the holder to purchase one common share of the Company at a price of $1.25 for a period of two years.

At December 31, 2005, the Company’s cash totaled $237,462 as compared with $645,012 at December 31, 2004. The Company’s net cash used in operating activities amounted to $7,551,102 for the year ended December 31, 2005, and reflects the Company’s use of cash to fund its net operating losses and the net changes in non-cash working capital balances. During 2005, the Company completed a private placement of 4,035,665 units for gross proceeds of $4,035,665. The broker for the private placement received cash of 7% of the gross proceeds and 403,567 warrants as a commission. An additional $1,259,738 was received from the exercise of warrants and stock options. Also during 2005, the Company incurred $2,255,776 of share repurchase costs pursuant to a Normal Course Issuer Bid.

The Company believes that its cash, cash equivalents and short-term investments will be sufficient to satisfy the Company’s anticipated capital requirements until late 2007. Management is considering all financing alternatives and is seeking to raise additional funds for operations from all potential sources. This disclosure is not an offer to sell, nor a solicitation of an offer to buy securities of the Company. While the Company is striving to achieve the above plans, there is no assurance that such funding will be available or obtained on favorable terms. At December 31, 2006, there was substantial doubt that the Company would be able to continue as a going concern. The financial statements do not reflect adjustments in the carrying values of the assets and liabilities, the reported revenues and expenses, and the balance sheet classification used, that would be necessary if the going concern were not appropriate and these adjustments could be material.

Projections of further capital requirements are subject to substantial uncertainty. Working capital requirements may fluctuate in future periods depending upon numerous factors, including: results of research and development activities; progress or lack of progress in preclinical studies or clinical trials; drug substance requirements to support clinical programs; the ability to achieve milestone payments under current licensing partner collaborations or any other collaborations the Company establishes that provide funding; changes in the focus, direction, or costs of research and development programs; the costs involved in preparing, filing, prosecuting, maintaining, defending and enforcing patent claims; competitive and technological advances; the potential need to develop, acquire or license new technologies and products; establishment of marketing and sales capabilities; business development activities; new regulatory requirements implemented by regulatory authorities; and the timing and outcome of any regulatory review process or commercialization activities, if any.

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

In continuing operations, the Company has periodically entered into long-term contractual arrangements for office and laboratory facilities and product candidate manufacturing for clinical trials. The following table presents commitments arising from these arrangements currently in force over the next five years:

	Total	< 1 year	1 - 3 years	> 3 years
Operating lease obligations [1,2]	$509,066	$113,126	$231,770	$164,170
Product candidates manufacturing obligations	49,932	31,932	18,000	-
Capital lease obligation	11,845	7,107	4,738	-
Total contractual obligations	$570,843	$152,165	$254,508	$164,170

Notes:
1) Lease on laboratory and offices of $109,263 per annum until May 31, 2007
2) Lease on laboratory and offices of $115,885 per annum from June 1, 2007 to May 31, 2011

OFF-BALANCE SHEET ARRANGEMENTS

As at December 31, 2006, the Company did not have any material off-balance sheet arrangements other than those listed under the Contractual Obligations and Commitments described above and those disclosed in Note 10 to the audited financial statements for the year ended December 31, 2006.

RISKS AND UNCERTAINTIES

The Company operates in a highly competitive environment that involves significant risks and uncertainties, some of which are outside of the Company’s control. The Company is subject to risks inherent in the biotechnology industry, including:

Risks Related to the Company’s Financial Condition

•	The need to raise money from investors to continue planned operations. If the Company is unable to fund operations, the Company may cease doing business.

•
With the exception of milestone payments from potential product out-licensing, the Company has not derived any revenue to date from the commercial sale of product candidates, nor had any revenues from other commercial sales that have relied on equity and debt financings to support operations.

•	The history of operating losses is expected to continue. If the Company is unable to achieve significant revenues in the future, the Company may cease doing business.

•	The Company expects to continue to incur significant expenses.

•	The Company will continue to need significant amounts of additional capital that may not be available to the Company on favorable terms, and may be dilutive.

•	The Company may fail to obtain additional financing and be unable to fund operations and commercialize its product candidates.

Risks Related To Our Business and Operations

•
The Company is in various stages of development of product candidates and unless it is able to generate sufficient product revenue from these candidates, the Company will continue to incur losses from operations and may not achieve or maintain profitability and may have to cease operations.

•
The Company relies on, and intends in the future to continue to rely on; revenue from technology licenses with or issued to third parties. Any breach or termination of these license arrangements could have a material adverse effect on the business, financial condition and results of operations.

•	Failure to protect intellectual property, or infringement on the property rights of others, may impede the Company’s ability to operate freely.

•	The Company’s business is subject to significant government regulation and failure to achieve regulatory approval of drug candidates would severely harm its business.

•	The Company is dependent on the successful outcome of preclinical testing and clinical trials.

•	Delays in clinical trials will cause the Company to incur additional costs which could jeopardize the trials and adversely affect the Company’s liquidity and financial results.

•	The Company relies on clinical investigators and contract research organizations to conduct its clinical trials.

•	There are risks inherent in relying on a sole source supplier for some of the Company’s materials.

•	The Company is dependent on strategic partners, such as Unither and the Sigma-Tau group of companies, as part of its product candidate development strategy, and it would be negatively affected if it is not able to initiate or maintain these relationships.

•	The Company relies on collaborative arrangements for manufacturing its trial material and product candidates.

•	The Company is required to comply with regulations that are administered by regulatory authorities in the United States, Europe and Canada.

•
Even if product candidates receive all of the required regulatory approvals, there is no guarantee of market acceptance or commercialization of the resulting product candidates, which will be determined by the Company’s sales, marketing and distribution capabilities and the positioning and competitiveness of its product candidates compared with any alternatives.

•	Reimbursement procedures and future healthcare reform measures are uncertain and may adversely affect the Company’s ability to successfully sell or license any pharmaceutical product candidate.

•	Competitive products and technologies may reduce demand for the Company’s product candidates and technologies.

•	The Company’s industry is characterized by rapid change and a failure by the Company to react to these changes could have a material adverse effect on its business.

•	If the Company fails to hire or retain needed personnel, the implementation of its business plan could slow and future growth could suffer.

•	The loss of the services of the Company’s Chief Executive Officer and Chief Scientific Officer could have a material adverse effect on its business.

•	The Company is reliant on key employees.

•	The Company conducts certain elements of its business internationally, and the decisions of sovereign governments could have a material adverse effect on its financial condition.

•	The Company’s operating results may be subject to currency fluctuations as some of its expenses are in U.S. dollars or other foreign currencies.

•
The Company’s insurance may not be sufficient, exposing the Company to lawsuits. Claims related to product candidates in clinical studies and product liability could also increase its expenses, harm its reputation and keep it from growing its business.

•
Hazardous materials that are highly regulated may expose the Company to potential liability in the event of an accident; therefore, compliance with environmental regulations could be costly in the future.

•	It is possible that the AIT™, Chimigen™ and T-ACT™ technologies have adverse side effects or cause undesirable reactions, of which the Company is not aware of any at present.

•
If there are fewer individuals in the Company’s target markets than the Company estimates, then it may not generate sufficient revenues to continue development of its product candidates or continue operations.

•	The Company will need to significantly increase the size of its organization, and it may experience difficulties in managing growth.

Risks Relating To a Potential Change in the Majority of Our Board of Directors

The Company was made aware that a Schedule 13D was filed with the United States Securities and Exchange Commission on February 14, 2007, and amended February 21, 2007, by the Smetek Group. The Schedule 13D states that the holders of 27,744,105 common shares of ViRexx, purportedly representing approximately 40% of the Company’s issued and outstanding shares held a telephone conference and have agreed to vote in favor of a change in the majority of the Board of Directors of the Company.

Pursuant to the Company’s By-laws, at each annual meeting of shareholders at which an election of directors is required or at a special meeting of shareholders called for that purpose, the shareholders, by ordinary resolution, must elect directors to hold office for a term expiring not later than the close of the next annual meeting of the shareholders. At every shareholder meeting of the Company, all questions proposed for the consideration of shareholders must be decided by the majority of votes, unless otherwise required by the Act or the Articles. Should the Smetek Group elect to vote as a group for the purpose of effecting a change in the majority of the Board of Directors, and such change is actually effected via attainment of a sufficient number of votes, the constitution of the Board of Directors may change, and as a result, the corporate and operations focus might also change.

The Company is currently discussing with external advisors all possible actions relating to the filing of the aforementioned Schedule 13D, and intends to continue to focus its resources on planned operations.

Risks Relating to the Company’s Common Shares

•	The Company has not paid, and does not intend to pay any cash dividends on its common shares and therefore its shareholders may not be able to receive a return on their shares unless they sell them.

•	The market price and trading volume of the Company’s common shares may be volatile.

•	The significant costs that the Company will incur as a result of being a public company in the United States and Canada could adversely affect its business.

The Company operates in a highly competitive environment that involves significant risks and uncertainties, some of which are outside of the Company’s control. The Company is also subject to risks inherent in the biotechnology industry. The Company’s financial results will fluctuate from period to period and therefore are not necessarily meaningful and should not be relied upon as an indication of future financial performance. Such fluctuations in quarterly results or other factors beyond the Company’s control could affect the market price of its common stock. These factors include changes in earnings estimates by analysts, market conditions in our industry, announcements by competitors, changes in pharmaceutical and biotechnology industries, and general economic conditions. Any effect on its common stock could be unrelated to longer-term operating performance. A more detailed discussion of the risks and uncertainties affecting the Company can be found in the Company’s Form 20-F under the caption “Risk Factors” for the fiscal year ended December 31, 2006. Additional information relating to the Company, including the Company’s Form 20-F, is available on SEDAR at www.sedar.com, EDGAR www.sec.gov/edgar.shtml or at the Company’s website at www.virexx.com.

OUTLOOK

The Company is a research and development company, with a primary focus on the development and commercialization of its product candidates. The Company will continue to invest in operations until revenues are realized from the commercialization of products. Research and development costs are expected to continue to increase as the Company advances the development of its product candidates.

As of December 31, 2006, the Company had $10,742,191 in cash and short-term investments and believes it has adequate financial resources to fund planned operations through the fourth quarter of 2007.

Over the longer term, the Company expects that it will require additional financing and as such, plans to raise funds through capital markets or strategic partnering initiatives. Funding requirements may vary depending on a number of factors, including the progress and results of the preclinical studies and human clinical trials, regulatory approvals, and competing technological and market developments. Depending on the results of the research and development programs and the availability of financial resources, the Company may accelerate, terminate, or curb certain areas of research and development, or commence new areas within this department.

DISCLOSURE CONTROLS AND PROCEDURES

The Chief Executive Officer and Chief Financial Officer are responsible for establishing and maintaining the Company’s disclosure controls and procedures. They are required to be fully apprised of any material information affecting the Company so that they may evaluate and discuss this information and determine the appropriateness and timing of public releases.

The Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of the Company’s disclosure controls and procedures as at December 31, 2006, have concluded that the Company’s disclosure controls and procedures are adequate and effective to ensure that the Company is disclosing all annual and interim filing and other filing reporting requirements in an accurate and timely manner.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

The SOX/52-109 Steering Committee oversees risk assessment and review of the Company’s internal controls over financial reporting to meet the requirements under US Sarbanes Oxley Act of 2002 and Canadian Multilateral Instrument 52-109. The Committee provides regular updates to the Audit Committee and Board. At December 31, 2006, the design and documentation of internal controls over financial reporting including entity level controls was completed and no material weaknesses were identified. Remediation of any identified internal control gaps is currently being undertaken. The Company will continue to assess the design of its controls to provide reasonable assurance of the reliability of the Company’s financial reporting and the preparation of financial statements for external purposes.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as at the date of the financial statements and the reported amounts of revenue and expense during the reporting period. These estimates are based on assumptions and judgments that may be affected by commercial, economic and other factors. Actual results could differ from those estimates.

An accounting policy is considered to be critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time the estimate is made, and if different estimates reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact the financial statements. The assumptions, judgments and estimates involved in the accounting for acquired intellectual property rights could potentially have a material impact on the Company’s consolidated financial statements. The above description of critical accounting policies, judgments and estimates should be read in conjunction with the December 31, 2006 consolidated financial statements.

Acquired Intellectual Property

At December 31, 2006, the acquired intellectual property rights had a net carrying value of $27.4 million related to the intellectual property acquired in the acquisition of AltaRex in December 2004. The intellectual property consists of an Exclusive Agreement with Unither for the development of certain monoclonal antibodies, including OvaRex® MAb, ViRexx’s lead product candidate in late-stage development for the treatment of ovarian cancer.

The intellectual property was recorded as an asset as required under Canadian GAAP, and is being amortized on a straight-line basis over the patent’s estimated useful life of thirteen years. The Company has adopted the provisions of CICA 3063 “Impairment of Long-Lived Assets” which tests the recoverability of long-lived assets whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recorded in the period when it is determined that the carrying amount of the assets may not be recoverable. Changes in any of these management assumptions could have a material impact on the impairment of the assets.

Income Tax Provision

The Company uses the liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are determined based on differences between the financial reporting and tax bases of the assets and liabilities. These differences are measured using the substantively enacted tax rates and laws that will be in effect when the differences are expected to reverse.

Through its acquisition of intellectual property in 2004, ViRexx obtained a significant future tax liability based on the difference between the tax cost base of the intellectual property and its net book value for accounting purposes. In addition, ViRexx has incurred significant tax losses and has other tax assets that can be used to reduce taxable income. Management’s assessment of the value of tax operating losses is based on its best estimate of the ability of the Company to utilize these assets to offset future tax losses. Judgments in the timing and potential use of such assets are made on the best information available and are reassessed periodically.

Based on a change in circumstances, the Company recorded a significant valuation allowance against its future tax assets in the fourth quarter of 2006.

CURRENT ACCOUNTING PRONOUNCEMENTS

Recent Canadian accounting pronouncements issued and not yet applied:

Financial instruments, recognition and measurement

In January 2005, The Canadian Institute of Chartered Accountants (“CICA”) released new Handbook Section 3855, Financial Instruments, Recognition and Measurement, effective for annual and interim periods beginning on or after October 1, 2006. This new section establishes standards for the recognition and measurement of all financial instruments, provides a characteristics-based definition of a derivative financial instrument, and provides criteria to be used to determine when a financial instrument should be recognized and when a financial instrument is to be derecognized. The Company does not expect the adoption of this new standard to have a material impact on its consolidated financial position and results of operations.

Comprehensive income and equity

In January 2005, the CICA released new Handbook Section 1530, Comprehensive Income, and Section 3251, Equity, effective for annual and interim periods beginning on or after October 1, 2006. Section 1530 establishes standards for reporting comprehensive income. The section does not address issues of recognition or measurement for comprehensive income and its components. Section 3251 establishes standards for the presentation of equity and changes in equity during the reporting period. The requirements in Section 3251 are in addition to Section 1530. The Company does not expect the adoption of this standard to have a material impact on its consolidated financial position and results of operations.

Hedges

In January 2005, the CICA released new Handbook Section 3865, Hedges, effective for annual and interim periods beginning on or after October 1, 2006. This new section establishes standards for when and how hedge accounting may be applied. Hedge accounting is optional. The Company does not expect the adoption of this standard to have a material impact on its consolidated financial position and results of operations.

Accounting changes

In July 2006, the Accounting Standards Board (“AcSB”) issued a replacement of Handbook Section 1506, Accounting Changes. The new standard allows for voluntary changes in accounting policy only when they result in the financial statements providing reliable and more relevant information, requires changes in accounting policy to be applied retrospectively unless doing so is impracticable, requires prior period errors to be corrected retrospectively and calls for enhanced disclosures about the effects of changes in accounting policies, estimates and errors on the financial statements. The standard is effective for fiscal years beginning on or after January 1, 2007, with earlier adoption encouraged.

Recent United States accounting pronouncements issued and adopted:

Considering the effects of prior year misstatements when quantifying misstatements in current year financial statements.

Issued in September 2006, Staff Accounting Bulletin 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements (“SAB 108”), addresses how the effects of prior year uncorrected misstatements should be considered when quantifying misstatements in current year financial statements. SAB 108 requires companies to quantify misstatements using both the balance sheet (“iron curtain”) and income statement (“rollover”) approaches and to evaluate whether either approach results in an error that is material in light of relevant quantitative and qualitative factors.

The guidance is effective for the Company for the year ended December 31, 2006. A material error identified upon application of this guidance may be corrected through a one-time cumulative-effect adjustment to beginning of year retained earnings, provided that the misstatement was determined to be immaterial in the past based on the application of the Company’s previous method for quantifying misstatements. The adoption of this standard did not have an impact on the Company’s financial statements and results of operations.

Accounting changes and error corrections

In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections (“SFAS No. 154”), which replaces Accounting Principles Board Opinion No. 20, Accounting Changes, and SFAS No. 3, Reporting Accounting Changes in Interim Financial Statements. SFAS No. 154 provides guidance on the accounting for, and reporting of, changes in accounting principles and error corrections. SFAS No. 154 requires retrospective application to prior period’s financial statements of voluntary changes in accounting principles and changes required by new accounting standards when the standard does not include specific transition provisions, unless it is impracticable to do so. Certain disclosures are also required for restatements due to correction of an error. SFAS No. 154 is effective for accounting changes and a correction of errors made in fiscal years beginning after December 15, 2005, and was adopted by the Company on January 1, 2006, for the year ending December 31, 2006. The adoption of this standard did not have an impact on the Company’s financial statements and results of operations.

Recent United States accounting pronouncements issued and not yet adopted:

Fair value measurements

In September 2006, the FASB approved SFAS No. 157, Fair Value Measurements, which defines fair value, establishes a framework for measuring fair value in GAAP and enhances disclosures about fair value measurements. This statement applies when other accounting pronouncements require fair value measurements. It does not require new fair value measurements. This statement is effective for financial statements issued for fiscal years beginning after November 15, 2007 for the Company. The Company is evaluating the impact of this standard on its consolidated financial position and results of operations.

Accounting for uncertainty in income taxes

In June 2006, the FASB approved FASB Interpretation No.48, Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109 (“FIN 48”). FIN 48 clarifies the criteria for recognizing tax benefits under FASB Statement No. 109, Accounting for Income Taxes. It also requires additional financial statement disclosures about uncertain tax positions. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company is evaluating the impact of this standard on its consolidated financial position and results of operations.

SUPPLEMENTAL INFORMATION

Summary of Quarterly Results

The following unaudited quarterly information is presented in thousands of dollars except for loss per share amounts:

	2006
	Q1	Q2	Q3	Q4	ANNUAL
Research and development costs	1,544	1,476	1,506	1,411	5,937
Net Loss	2,309	3,326	3,365	8,493	17,493
Basic and Diluted Loss per share	0.04	0.05	0.05	0.11	0.25
Weighted average number of common shares outstanding	63,842	70,281	70,343	68,921	68,921

	2005
	Q1	Q2	Q3	Q4	ANNUAL
Research and development costs	913	1,075	1,291	1,471	4,750
Net Loss	(1,703)	(2,009)	(2,005)	(1,743)	(7,460)
Basic and Diluted Loss per share	(0.03)	(0.04)	(0.04)	(0.02)	(0.13)
Weighted average number of common shares outstanding	53,745	55,052	55,557	55,827	55,827

	2004
	Q1	Q2	Q3	Q4	ANNUAL
Research and development costs	406	534	409	448	1,797
Net Loss	489	854	963	1,352	3,658
Basic and Diluted Loss per share	0.03	0.03	0.04	0.04	0.14
Weighted average number of common shares outstanding	15,600	27,006	27,006	25,268	25,268

The quarterly results have varied primarily as a result of availability of resources to fund operations and the timing of significant expenses incurred in the development of the Company’s product candidates (manufacturing, clinical trials).

Outstanding Share Data	Dec.31, 2006	Dec. 31, 2005	Dec. 31, 2004
Common shares issued and outstanding	72,760,717	58,443,445	53,276,477
Stock options outstanding	6,396,241	6,970,200	6,369,168
Warrants outstanding	17,077,471	2,819,299	12,543,095

Stock options and warrants exercised are converted into an equal number of common shares. If fully exercised the stock options and warrants would generate proceeds of $29,931,775.

Item 6.	Directors, Senior Management and Employees

A.	Directors and senior management

Each director is generally elected by a vote at the annual meeting of shareholders to serve for a term of one year. Each executive officer will serve until his/her successor is elected or appointed by the Board of Directors or his/her earlier removal or resignation from office. There are no family relationships between any of our executive officers and any of our directors. The following table lists our directors and senior management together with their respective positions as of December 31, 2006:
Name	Age	Position and Offices and Starting Date
Dr. D. Lorne Tyrrell	64	Chief Executive Officer since November 1, 2005 and Chief Scientific Officer and a Director since December 22, 2003
Scott Langille	50	Chief Financial Officer since April 24, 2006
Jacques R. LaPointe	60	Director since December 9, 2004
Bruce D. Brydon	60	Director since December 9, 2004
Thomas E. Brown	47	Director since December 22, 2003
Dr. Jean Claude Gonneau	57	Director since April 14, 2004
Douglas Gilpin, CA	68	Director since April 14, 2004; Chairman of the Board since October 24, 2005
Macaraig (Marc) Canton	49	President and Chief Operating Officer since February 1, 2005
Michael W. Stewart	50	Senior Vice-President, Operations, since December 22, 2003
Dr. Rajan George	56	Vice-President, Research & Development, Infectious Diseases since December 22, 2003
Dr. Andrew Stevens	63	Vice-President, Clinical and Regulatory Affairs since December 22, 2003
Dr. Irwin Griffith	55	Vice-President, Drug Development, Infectious Disease since April 5, 2004
Bruce Hirsche	59	Corporate Secretary since December 5, 2005
Michael P. Marcus (1)

(1) Mr. Marcus resigned as a member of the Board of Directors of the Company effective as of February 15, 2007.

D. Lorne Tyrrell, Ph.D. M.D.
Dr. Tyrrell, a virologist of international repute, the former Dean of the Faculty of Medicine and Dentistry at the University of Alberta and the Director of the Glaxo Heritage Research Institute. His exceptional contributions to medical research have been recognized by his peers through awards such as the ASTech Award for Innovation and Science in Alberta, the Rutherford Award as “Outstanding Teacher for Undergraduate Students”, the Kaplin Award for Excellence in Research, and the Prix Galien Canada Medal for Research for his groundbreaking work on antiviral drugs for hepatitis B. In 2000, Dr. Tyrrell was awarded the gold medal by the Canadian Liver Foundation and the Canadian Association for the Study of Liver and the Alberta Order of Excellence from the Province of Alberta. In September 2001, Dr. Tyrrell co-founded ViRexx Research Inc. along with Dr. Noujaim. In 2002, he was appointed an officer of the Order of Canada by the Government of Canada. In 2005, Dr. Tyrrell was awarded the principal award of the Manning Foundation for Inventors. In addition to authoring over 200 publications, he played a pivotal role in the development of the antiviral agent Lamivudine presently marketed by Glaxo as Epivir® for the treatment of Hepatitis B Virus, Dr. Tyrrell became Chief Executive Officer of ViRexx on November 1, 2005.

Scott Langille, CMA, MBA
Mr. Langille has over 20 years experience in corporate and operational financial management in Canada and the United States in various industries including over 15 years in the pharmaceutical and life sciences sectors. Prior to becoming Chief Financial Officer at ViRexx Medical Corp., Mr. Langille served in a financial capacity of increasing responsibility for companies including: Biovail Corporation (Vice-President, Biovail Pharmaceuticals, Inc. Raleigh North Carolina, Director Finance, Biovail Pharmaceuticals, Canada, Director Corporate Finance, Biovail Corporation), Chief Financial Officer, Verum Pharmaceuticals Inc., Director Finance, Zimmer of Canada Ltd., Director Finance, AltiMed Pharmaceutical Company. Mr. Langille is a Certified Management Accountant and holds a Masters of Business Administration from the University of Toronto.

Jacques R. LaPointe
Mr. LaPointe has been a Director of ViRexx since December 9, 2004. He is Chairman of the Board of ConjuChem Inc. and was recently President and Chief Operating Officer of BioChem Pharma, Inc. (Montreal, Quebec). Mr. LaPointe has more than 30 years of leadership and operational experience with global biotechnology and pharmaceutical organizations. Prior to BioChem Pharma, Mr. LaPointe was with Glaxo Wellcome plc for 12 years and held the positions of President and CEO of Glaxo Canada as well as Glaxo Wellcome U.K. His earlier experience included operations, marketing and sales, in positions at Johnson & Johnson Canada. Mr. LaPointe is a former Chairman of the Pharmaceutical Manufacturers Association of Canada (PMCA), now known as Canada’s Research-based Pharmaceutical Companies (Rx&D). In 2003, Mr. LaPointe became President and CEO of ConjuChem Inc.

Bruce D. Brydon
Mr. Brydon has been a Director of ViRexx since December 9, 2004. Mr. Brydon is the former President and Chief Executive Officer of Biovail Corporation. He has more than 27 years of pertinent operational experience in biotechnology and pharmaceuticals, particularly in key industry areas such as registration and approval processes in the U.S., Canada and Europe, product licensing, and capital raising in the U.S. and Canadian debt/equity markets. Prior to Biovail, Mr. Brydon served as President and Chairman of Boerhinger Mannheim’s Canadian operations and as President of Beirsdorf AG’s Canadian healthcare and industrial business entities.

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

Macaraig (Marc) Canton, B.Sc., MBA
Mr. Canton has over 23 years of pharmaceutical and research experience. He joined ViRexx from Biovail Corporation where for nine years he held key positions in multiple areas of the business in Canada and the United States, including marketing and sales, contract research, and business development where he was responsible for all deal-related activities, including in-licensing and out-
licensing products and technologies, partnering, and securing clinical trial contracts.

Michael W. Stewart, M.Sc.
Mr. Stewart has a 25-year history in the area of platelet biology and hematology. Mr. Stewart obtained his Master of Science degree in Experimental Medicine from the University of Alberta in 1982. In his capacity as Laboratory Scientist for the Department of Laboratory Medicine at Edmonton’s Capital Health Authority (1982 to 1997), Mr. Stewart authored more than 35 publications in peer reviewed medical journals. In addition, Mr. Stewart is named as inventor of 15 issued patents and 22 patents pending. Prior to joining ViRexx, Mr. Stewart served as Vice-President Research and Development for Novolytic Inc. from 1999 to 2002 and prior to that as Director of Research and Development for Thrombotics, Inc., a biotechnology company (1997 to 1999).

Rajan George, Ph.D.
Dr. George has 30 years of research experience within a broad spectrum of the biomedical sciences including biochemistry, molecular biology, virology and immunology. Prior to joining ViRexx, Dr. George was a research scientist at the Glaxo Heritage Research Institute, University of Alberta carrying out research on various biochemical aspects of replication of hepatitis B viruses. This involved the cloning and expression of the viral proteins as well as the generation of synthetic peptides for use as antigens to generate antibodies for therapeutic vaccine development. Dr. George has more than 35 publications in peer reviewed medical journals to his credit.

Andrew Stevens, Ph.D.
Prior to joining ViRexx, Dr. Stevens was the Vice-President of Product Development at Cytovax Biotechnology Inc., a biotechnology company. Dr. Stevens’s extensive experience includes responsibilities as Director of Clinical Research and Director of Clinical and Professional Affairs at Biomira Inc., a biotechnology company. Dr. Stevens has over 30 years of clinical research, regulatory affairs, and product development experience gathered in the commercial development of various pharmaceuticals and radiopharmaceuticals in Canada and the U.S. He holds a Bachelor of Science degree in Pharmacy and a Ph.D. in Bionucleonics.

Irwin Griffith, Ph.D.
Dr. Irwin Griffith has more than 15 years of expertise in the development and commercialization of immunotherapies for cancer, inflammatory and autoimmune diseases. He previously served as Senior Director for Business Development with Biomira Inc. prior to founding Rational BioDevelopment Inc. in 2003.

Bruce D. Hirsche, Q.C., LL.M
Bruce D. Hirsche is a partner of the law firm Parlee McLaws LLP and leader of their Intellectual Property and Innovation Group (TechCounsel). He has been admitted to the bar in Alberta since 1975. His clients include numerous technology based companies with activities at all stages of research, commercialization and sales. He has extensive background in the areas of securities law, intellectual property protection, transfer, strategic alliances, mergers and acquisitions and in corporate governance and financing of knowledge-based companies. He is a member of the International Licensing Executive Society, the Canadian Bar Association Intellectual Property and Securities Sub-Sections and was a long-serving director and secretary of the Edmonton Council for Advanced Technology. He currently serves on the Board of Directors of a number of knowledge-based companies and has served on several legal continuing education panels dealing with intellectual property and securities law. He is also currently serving as a member of the Board of Management of the Alberta Science and Research Authority, Secretary and Board Member of Alberta Cord Blood Bank and Canadian Cord Blood Registry and as a Director of the Northern Alberta Brain Injury Society.

Employment Agreements

Each of the employees of ViRexx has employment agreements. Below is a summary of the employment agreements for the top main employees of ViRexx:

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
Compensation: Commencing November 1, 2005, and throughout the term of this Agreement, a “Base Salary” of no less than $225,000.00 per annum exclusive of benefits and other compensation.
Bonus: For each year of the term of the Employment Agreement and any extension or renewal thereof, Dr. Tyrrell is eligible to be considered for a bonus of up to 30% of Base Salary to be decided by the Board of Directors based on performance criteria pre-agreed with Dr. Tyrrell at the beginning of each year of the term of the Agreement.
Stock Options: Option effective on the Effective Date to purchase 500,000 common shares at a price per share and on the conditions stipulated in the Stock Option Plan; PROVIDED HOWEVER, the options will vest fully over three (3) years if Dr. Tyrrell continues to be employed as CEO. In addition, during the fiscal year ended December 31, 2006, Dr. Tyrrell was granted an option underlying 25,413 of the Company’s common shares exercisable at $1.30 per share, which expires on March 28, 2016. Said options shall vest in three equal installments over a three-year period, beginning on the date 12 months after the date of the grant.
Term: Agreement commences November 1, 2005 and continues until the Agreement is terminated by either Dr. Tyrrell or ViRexx in accordance with the Agreement.
Termination by Dr. Tyrrell and ViRexx without Cause or Change of Control of the Employees: Agreement may be terminated without cause:
(a) by Dr. Tyrrell on giving 60 days notice. ViRexx may waive the notice;
(b) immediately by ViRexx, at ViRexx’s discretion and provided that Dr. Tyrrell has served for at least one (1) full year, ViRexx shall pay Dr. Tyrrell, in lieu of notice, one (1) year’s Base Salary, excluding bonus, and value of benefits otherwise received over same period and any accrued vacation pay as a full and final settlement; or
(c) if Dr. Tyrrell has been employed for less than 1 year, the amount of Base Salary paid in lieu of notice shall be proportionate to the number of months during which Dr. Tyrrell is employed.
In the event that a change of control of ViRexx occurs and Dr. Tyrrell is terminated within a year of the change of control the above a, b and c apply.
Termination of Dr. Tyrrell for Disability: If Dr. Tyrrell suffers from any disability resulting in Dr. Tyrrell being unable to perform duties; ViRexx may terminate this Agreement upon giving 60 days notice and 1 year’s salary, the value of benefits otherwise received over the same period and accrued vacation pay.
If Dr. Tyrrell is terminated as a result of a Change of Control or resigns for Good Reason at any time up to twelve (12) months following a Change of Control, ViRexx shall pay to Dr. Tyrrell the following:
(a) an amount equal to the Base Salary plus Bonus for 24 months;
(b) the value of the benefits to be provided during the 24 months following the date of his termination;
(c) immediate vesting of all stock options granted to Dr. Tyrrell; and
(d) an extension of ViRexx’s Stock Option Plan exercise period from three (3) months to twelve (12) months.

2. Scott Langille (effective April 15, 2006)
Position: Chief Financial Officer
Duties: The Chief Financial Officer (CFO) is responsible for the supervision, preparation and management of ViRexx’s financial reporting, internal financial reporting and general matters related to ViRexx’s financial status.
Term: Mr. Langille’s Agreement was effective as and from April 15, 2006 and continues until the Agreement is terminated by either Mr. Langille or ViRexx in accordance with the terms of the Agreement.
Exclusive Service: During the term of this employment, Mr. Langille shall devote the whole of his time and attention during business hours to the business of ViRexx.
Compensation: The Base Salary of $180,000.00 per annum, exclusive of benefits and other compensation (the “Base Compensation”) reviewable annually.
Bonus: Effective January 1, 2007, Mr. Langille may be entitled to discretionary or variable compensation of up to 25% of Annual Salary, subject to the achievement of personal and corporate goals.
Stock Option: On December 14, 2006, Mr. Langille was granted an option underlying 150,000 of the Company’s common shares exercisable at $0.72 per share, which expires on December 15, 2016. Said options shall vest in three equal installments over a two year period, beginning on the date of the grant.
Termination: Employment shall terminate upon the earlier of his death or termination as set forth further below.
Disability: In the event Mr. Langille is unable to fulfill his regular duties and responsibilities as CFO for an aggregate of one hundred and eighty (180) days during any twelve (12) month period, ViRexx shall have the right to terminate his Agreement upon providing Mr. Langille with sixty (60) days notice in writing and the payment of six (6) months salary, the value of benefits that would otherwise be received during the same period and any accrued vacation pay as full and final settlement of ViRexx’s obligations to Mr. Langille pursuant to his Agreement.
Termination by Mr. Langille and ViRexx without Cause or Change of Control of the Employees:
(a)   ViRexx may terminate employment without cause upon:
(i) providing Mr. Langille with 12 months payment of Mr. Langille’s salary then in effect, such that all benefits and allowances cease as of the Termination Date with the exception of medical benefits continuing for 90 days after termination, subject to any conversion rights under ViRexx’s group benefit plan;
(ii) there being immediate vesting of all stock options granted to Mr. Langille; and
(iii) agreeing to reimburse Mr. Langille for all relocation expenses back to Ontario.
(b)   Mr. Langille may resign from his employment on the following terms:
(i) Mr. Langille shall provide to ViRexx one (1) month notice “Working Notice Resignation Period”, or such shorter period as the parties may mutually agree. ViRexx may waive the notice in full or in part;

(ii) during the Working Notice Resignation Period, Mr. Langille shall continue to use his best efforts to discharge his duties and responsibilities as CFO;
(iii) Mr. Langille’s employment shall terminate on the last day of the Working Notice Resignation Period unless terminated early by ViRexx; and
(iv) all benefits and allowances shall cease as of the last day of the Working Notice Resignation Period, subject to any conversion rights.
If Mr. Langille is terminated his employment as a result of a Change of Control or resigns for Good Reason at any time up to twelve (12) months following a Change of Control, ViRexx shall pay to Mr. Langille the following:
(a) an amount equal to the Base Salary plus Bonus for 18 months;
(b) the value of the benefits to be provided during the 18 months following the date of his termination;
(c) immediate vesting of all stock options granted to Mr. Langille; and
(d) an extension of ViRexx’s Stock Option Plan exercise period from three (3) months to twelve (12) months.

Other: ViRexx has agreed to permit Mr. Langille to work out of his home office two of every four weeks per month. ViRexx further agreed to pay for Mr. Langille’s return flights to Toronto two times per month. Furthermore, ViRexx agreed to reimburse all costs associated with maintaining Mr. Langille’s residence in Edmonton in lieu of reimbursement of miscellaneous travel transportation costs, as well as the costs of setting up and maintaining a home office in the city where Mr. Langille resides, and to reimburse Mr. Langille for various other transportation costs.

3.            Macaraig (Marc) Canton (effective February 1, 2005)
Position: President and Chief Operating Officer
Duties: As a member of the Executive Team, the Chief Operating Officer is responsible for providing innovative leadership and direction to the senior management team while working with the Chief Executive Officer to promote the goals and values of ViRexx and ensuring the company’s daily operations are handled in a productive, cooperative way with contemporary management.
Term: Mr. Canton’s Agreement was effective as and from February 1, 2005 and continues until January 31, 2008, unless terminated. The Agreement shall automatically continue in full force and effect for successive renewal periods of one year after January 31, 2008 unless terminated by either party by giving notice to the other at least 180 days prior to January 31, 2008 or the next succeeding automatic renewal date of the Agreement. If notice is given, the Agreement shall terminate on the day immediately after such automatic renewal date.
Exclusive Service: During the term of this employment, Mr. Canton shall devote the whole of his time and attention during business hours to the business of ViRexx.
Compensation: The Base Salary of $200,000.00 per annum, exclusive of benefits and other compensation (the “Base Compensation”) reviewable annually.
Bonus: Mr. Canton may be entitled to discretionary or variable compensation of up to 30% of Annual Salary, subject to the achievement of personal and corporate goals.
Stock Option:   Option to purchase 300,000 common shares of ViRexx at an option exercise price per share equal to the closing price of ViRexx’s common shares on the Toronto Stock Exchange on January 31, 2005 (the “Stock Option”), subject to the provisions of ViRexx’s stock option agreement and all applicable regulations and laws. The three-hundred thousand (300,000) Options shall vest over two years. In addition, during the fiscal year ended December 31, 2006, Mr. Canton was granted an option underlying 40,425 of the Company’s common shares exercisable at $1.30 per share, which expires on March 28, 2016. Said options shall vest in three equal installments over a three-year period, beginning on the date 12 months after the date of the grant.
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
Termination by Mr. Canton and ViRexx without Cause or Change of Control of the Employees:
(a)   ViRexx may terminate employment without cause upon:
(i) providing Mr. Canton with notification of termination, specifying the final date of his employment;
(ii) providing Mr. Canton with 6 months severance remuneration during the first full year of Mr. Canton’s employment and 12 months severance remuneration thereafter; and
(iii) all benefits and allowances cease as of the Termination Date, subject to any conversion rights under ViRexx’s group benefit plan; and
(b)   Mr. Canton may resign from his employment on the following terms:
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
If Mr. Canton is terminated his employment as a result of a Change of Control or resigns for Good Reason at any time up to twelve (12) months following a Change of Control, ViRexx shall pay to Mr. Canton the following:
(a) an amount equal to the Base Salary plus Bonus for 18 months;
(b) the value of the benefits to be provided during the 18 months following the date of his termination;
(c) immediate vesting of all stock options granted to Mr. Langille and
(d) an extension of ViRexx’s Stock Option Plan exercise period from three (3) months to twelve (12) months.

4.           Michael Stewart (effective January 1, 2007)
Position: Senior Vice-President of Operations
Duties: Responsible for duties associated with office of Senior Vice-President of Operations and any other duties as the President and/or the Board of Directors of ViRexx may determine.
Time Devotion: Mr. Stewart is supposed to devote full business time, attention and ability to ViRexx’s affairs.
Compensation: Commencing January 1, 2007, a salary, for each year of the Term, of no less than $160,000.00 per annum, reviewable annually.
Bonus: Mr. Stewart is eligible to be considered for an annual bonus based on a percentage of salary. The current Compensation Plan calls for a bonus of 20% for this level of employment; however, the Company’s management has reserved the right whether or not to pay this bonus subject to the availability of cash.
Stock Options: Option to purchase 100,000 common shares at a price of $0.80 per share vested upon commencement of the term. In addition, during the fiscal year ended December 31, 2006, Mr. Stewart was granted an option underlying 30,312 of the Company’s common shares exercisable at $1.30 per share, which expires on March 28, 2016. Said options shall vest in three equal installments over a three-year period, beginning on the date 12 months after the date of the grant. Mr. Steward is eligible to participate in ViRexx’s Stock Option Plan as may be determined and/or amended from time to time in the sole discretion of ViRexx and as approved by its board of directors.
Term: Effective as of January 1, 2007, the Company renewed Mr. Stewart’s employment which shall continue until the Agreement is terminated by either Mr. Stewart or ViRexx in accordance with the terms summarized herein and the terms of the agreement.
Termination by Mr. Stewart and ViRexx Without Cause or Change of Control of the Employees: The Agreement may be terminated by ViRexx or Mr. Stewart without cause:
(a) by Mr. Stewart without cause on giving 90 days notice. ViRexx may waive the notice;
(b) by ViRexx on giving 1 years’ notice or payment in lieu of notice of 1 year’s salary inclusive of all benefits;
If a change of control of ViRexx occurs and Mr. Stewart is terminated within a year of the change of control the above provisions apply; or
(c) within twelve (12) months following a Change of Control (as defined in the agreement):
(i) by Mr. Stewart for Good Reason (as defined in the employment agreement) on giving 60 days notice. ViRexx may waive notice.
(ii) by Mr. Stewart without cause and without notice.
If Mr. Stewart elects to terminate his employment as a result of a Change of Control or resigns for Good Reason at any time up to twelve (12) months following a Change of Control, ViRexx shall pay to Mr. Stewart the following:
(a) an amount equal to twelve (12) months of salary plus Bonus for payable for the said twelve (12) months;
(b) continuation of the benefits during the 12 months following the date of his termination;
(c) immediate vesting of all stock options granted to Mr. Stewart; and
(d) an extension of ViRexx’s Stock Option Plan exercise period from ninety (90) days to twelve (12) months.
Termination of Mr. Stewart for Disability: If Mr. Stewart suffers from any disability resulting in Mr. Stewart being unable to perform duties, ViRexx may terminate this Agreement upon giving 60 days notice, 6 months’ salary, the value of benefits otherwise received over the same period and accrued vacation pay.
Other: Mr. Stewart shall be paid a car mileage allowance and his reasonable business expenses, including business-related mobile phone charges, shall be reimbursed by ViRexx as further provided in the agreement. ViRexx shall pay all professional association and development fees and all course costs which are incurred from time to time by Mr. Stewart in maintaining his professional designations and upgrading and/or continuing his education and development to improve the performance of his duties.

5.            Dr. Irwin Griffith (Effective January 1, 2007)
Position: Vice-President, Drug Development, Infectious Disease

Duties: Responsible for duties associated with office of Vice-President and any other duties as the President and/or the Board of Directors of ViRexx may determine.
Time Devotion: Dr. Griffith shall devote his full business time, attention and ability to ViRexx’s affairs.
Compensation: Commencing January 1, 2007, a salary, for each year of the Term, of no less than $140,000.00 per annum, reviewable annually.
Bonus: Dr. Griffith is eligible to be considered for an annual bonus based on a percentage of salary. The current Compensation Plan calls for a bonus of 20% for this level of employment; however, the Company’s management has reserved the right whether or not to pay this bonus subject to the availability of cash.
Stock Options: Option to purchase 100,000 common shares at a price of $0.80 per share. The option shall vest in equal 1/3 amounts over a three (3) year period. In addition, during the fiscal year ended December 31, 2006, Mr. Griffith was granted an option underlying 36,000 of the Company’s common shares exercisable at $1.30 per share, which expires on March 28, 2016. Said options shall vest in three equal installments over a three-year period, beginning on the date 12 months after the date of the grant. Mr. Stewart is also eligible to participate in ViRexx’s Stock Option Plan as may be determined and/or amended from time to time in the sole discretion of ViRexx and as approved by its board of directors.
Term: Effective as of January 1, 2007, the Company renewed Mr. Griffith’s employment which shall continue until the agreement is terminated by either Mr. Griffith or ViRexx in accordance with the terms summarized herein and the terms of the agreement.
Termination by Dr. Griffith and ViRexx Without Cause or Change of Control of the Employees: The Agreement may be terminated by ViRexx or Dr. Griffith without cause:
(a) by Dr. Griffith without cause on giving 90 days notice. ViRexx may waive the notice.
(b) by ViRexx on giving 1 years’ notice or payment in lieu of notice of 1 year’s salary inclusive of all benefits; or
(c) within twelve (12) months following a Change of Control (as defined in the agreement):
(i) by Mr. Griffith for Good Reason (as defined in the employment agreement) on giving 60 days notice. ViRexx may waive notice;
(ii) by Mr. Griffith without cause and without notice.
If Mr. Griffith elects to terminate his employment as a result of a Change of Control or resigns for Good Reason at any time up to twelve (12) months following a Change of Control, ViRexx shall pay to Mr. Griffith the following:
(a) an amount equal to twelve (12) months of salary plus Bonus for payable for the said twelve (12) months;
(b) continuation of the benefits during the 12 months following the date of his termination;
(c) immediate vesting of all stock options granted to Mr. Griffith; and
(d) an extension of ViRexx’s Stock Option Plan exercise period from ninety (90) days to twelve (12) months.
Termination of Dr. Griffith for Disability: If Dr. Griffith suffers from any disability resulting in Dr. Griffith being unable to perform duties; ViRexx may terminate this Agreement upon giving 60 days notice, 6 months’ salary, the value of benefits otherwise received over the same period and accrued vacation pay.
Other: Mr. Griffith shall be paid a car mileage allowance and his reasonable business expenses, including business-related mobile phone charges, shall be reimbursed by ViRexx as further provided in the agreement. ViRexx shall pay all professional association and development fees and all course costs which are incurred from time to time by Mr. Griffith in maintaining his professional designations and upgrading and/or continuing his education and development to improve the performance of his duties.

6.            Dr. Rajan George (Effective January 1, 2007)
Position: Vice-President Research and Development, Infectious Diseases
Duties: Responsible for overall supervision and management of Research and Development and further responsible for duties associated with office of Vice-President and any other duties as the President and/or the Board of Directors of ViRexx may determine.
Time Devotion: Dr. George shall devote his full business time, attention and ability to ViRexx’s affairs.
Compensation: Commencing January 1, 2007, a salary, for each year of the Term, of no less than $155,000.00 per annum, reviewable annually.
Bonus: Dr. George is eligible to be considered for an annual bonus based on a percentage of salary. The current Compensation Plan calls for a bonus of 20% for this level of employment; however, the Company’s management has reserved the right whether or not to pay this bonus subject to the availability of cash.
Stock Options: Option to purchase 150,000 common shares at a price of $0.80 per share vesting on commencement of the term. In addition, during the fiscal year ended December 31, 2006, Dr. George was granted an option underlying 25,200 of the Company’s common shares exercisable at $1.30 per share, which expires on March 28, 2016. Said options shall vest in three equal installments over a three-year period, beginning on the date 12 months after the date of the grant. Dr. George is also eligible to participate in ViRexx’s Stock Option Plan as may be determined and/or amended from time to time in the sole discretion of ViRexx and as approved by its board of directors.
Term: Effective as of January 1, 2007, the Company renewed Dr. George’s employment which shall continue until the agreement is terminated by either Dr. George or ViRexx in accordance with the terms summarized herein and the terms of the agreement.

Termination by Dr. George and ViRexx Without Cause or Change of Control of the Employees: The Agreement may be terminated by ViRexx or Dr. George without cause:
(a) by Dr. George without cause on giving 90 days notice. ViRexx may waive the notice;
(b) by ViRexx on giving 1 years’ notice or payment in lieu of notice of 1 year’s salary inclusive of all benefits; or
(c) within twelve (12) months following a Change of Control (as defined in the agreement):
(i) by Dr. George for Good Reason (as defined in the employment agreement) on giving 60 days notice. ViRexx may waive notice.
(ii) by Dr. George without cause and without notice.
If Dr. George elects to terminate his employment as a result of a Change of Control or resigns for Good Reason at any time up to twelve (12) months following a Change of Control, ViRexx shall pay to Dr. George the following:
(a) an amount equal to twelve (12) months of salary plus Bonus for payable for the said twelve (12) months;
(b) continuation of the benefits during the 12 months following the date of his termination;
(c) immediate vesting of all stock options granted to Dr. George; and
(d) an extension of ViRexx’s Stock Option Plan exercise period from ninety (90) days to twelve (12) months.
Termination of Dr. George for Disability: If Dr. George suffers from any disability resulting in Dr. George being unable to perform duties; ViRexx may terminate this Agreement upon giving 60 days notice, 6 months’ salary, the value of benefits otherwise received over the same period and accrued vacation pay.
Other: Dr. George shall be paid a car mileage allowance and his reasonable business expenses, including business-related mobile phone charges, shall be reimbursed by ViRexx as further provided in the agreement. ViRexx shall pay all professional association and development fees and all course costs which are incurred from time to time by Dr. George in maintaining his professional designations and upgrading and/or continuing his education and development to improve the performance of his duties.

7.           Dr. Andrew Stevens (effective January 1, 2007)
Position: Vice-President Clinical and Regulatory Affairs
Duties: Responsible for the overall supervision and management of Clinical and Regulatory Affairs and further responsible for duties associated with office of Vice-President and any other duties as the President and/or the Board of Directors of ViRexx may determine.
Time Devotion: Dr. Stevens shall devote his full business time, attention and ability to ViRexx’s affairs.
Compensation: Commencing January 1, 2007, a salary, for each year of the Term, of no less than $135,000.00 per annum, reviewable annually.
Bonuses: Dr. Stevens is eligible to be considered for an annual bonus based on a percentage of salary. The current Compensation Plan calls for a bonus of 20% for this level of employment; however, the Company’s management has reserved the right whether or not to pay this bonus subject to the availability of cash.
Stock Options: Option to purchase 100,000 common shares at a price of $0.80 per share vesting upon commencement of the term. In addition, during the fiscal year ended December 31, 2006, Dr. Stevens was granted an option underlying 25,000 of the Company’s common shares exercisable at CDN$1.30 per share, which expire on March 28, 2016. Said options shall vest in three equal installments over a three-year period, beginning on the date 12 months after the date of the grant. Dr. Stevens is also eligible to participate in ViRexx’s Stock Option Plan as may be determined and/or amended from time to time in the sole discretion of ViRexx and as approved by its board of directors.
Term: Effective as of January 1, 2007, the Company renewed Dr. Stevens’s employment which shall continue until the agreement is terminated by either Dr. Stevens or ViRexx in accordance with the terms summarized herein and the terms of the agreement.
Termination by Dr. Stevens and ViRexx Without Cause or Change of Control of the Employees: The Agreement may be terminated by ViRexx or Dr. Stevens without cause:
(a) by Dr. Stevens without cause on giving 90 days notice. ViRexx may waive the notice;
(b) by ViRexx on giving 1 years’ notice or payment in lieu of notice of 1 year’s salary inclusive of all benefits; or
(c) within twelve (12) months following a Change of Control (as defined in the agreement):
(i) by Dr. Stevens for Good Reason (as defined in the employment agreement) on giving 60 days notice. ViRexx may waive notice.
(ii) by Dr. Stevens without cause and without notice.
If Dr. Stevens elects to terminate his employment as a result of a Change of Control or resigns for Good Reason at any time up to twelve (12) months following a Change of Control, ViRexx shall pay to Dr. Stevens the following:
(a) an amount equal to twelve (12) months of salary plus Bonus for payable for the said twelve (12) months;
(b) continuation of the benefits during the 12 months following the date of his termination;
(c) immediate vesting of all stock options granted to Dr. Stevens; and
(d) an extension of ViRexx’s Stock Option Plan exercise period from ninety (90) days to twelve (12) months.

Termination of the Employee for Disability: If Dr. Stevens suffers from any disability resulting in Dr. Stevens being unable to perform duties, ViRexx may terminate this Agreement upon giving 60 days notice, 6 months’ salary, the value of benefits otherwise received over the same period and accrued vacation pay.
Other: Dr. Stevens shall be paid a car mileage allowance and his reasonable business expenses, including business-related mobile phone charges, shall be reimbursed by ViRexx as further provided in the agreement. ViRexx shall pay all professional association and development fees and all course costs which are incurred from time to time by Dr. Stevens in maintaining his professional designations and upgrading and/or continuing his education and development to improve the performance of his duties.

B.       Compensation

As at December 31, 2006, we had seven executive officers. The aggregate cash compensation (including salaries, fees (including Director’s fees), commissions, bonuses to be paid for services rendered, bonuses paid for services rendered in a previous year, and any compensation other than bonuses earned, the payment of which is deferred), paid to and/or accrued in favor of such executive officer and corporations controlled by them by us for services rendered during the fiscal year ended December 31, 2006 was $243,750 to Dr. Tyrrell, $144,000 to Mr. Langille, $247,248 to Mr. Canton, $176,968 to Mr. Stewart, $169,014 to Dr. George, $147,275 to Dr. Stevens and $170,204 to Dr. Griffith. We incurred $167,376 in additional direct non-cash compensation in the form of expenses associated with issuance of stock options to our executive officers during the fiscal year ended December 31, 2006. As at December 31, 2006, no amounts have been accrued or set aside for pension, retirement or other benefits for the executive officers and directors.

Summary Compensation Table

The following table sets forth the compensation paid by us for the fiscal year ended December 31, 2006 in respect of the directors and members of our administrative, supervisory or management bodies:
Name & Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Non- Qualified Deferred Compensation Earnings ($)	All Other Compensation ($) (1)	Total ($)
Dr. D. Lorne Tyrrell, Chief Executive Officer, Chief Scientific Officer and Director	2006	$225,000	$18,750		$88,319				$332,069

Scott Langille, CFO	2006	$119,000	$25,000		$23,387				$167,387

Jacques R. LaPointe, Director	2006							$17,500	$17,500

Bruce D. Brydon, Director	2006							$22,750	$22,750

Thomas E. Brown, Director	2006							$21,250	$21,250

Dr. Jean Claude Gonneau, Director	2006							$19,000	$19,000

Douglas Gilpin, CA, Director	2006							$34,250	$34,250

Macaraig (Marc) Canton, President and COO	2006	$208,750	$38,500		$6,251				$253,501

Michael W. Stewart, Vice-President of Operations, Oncology	2006	$160,000	$21,218		$7,060				$188,278

Dr. Rajan George, Vice-President, Research and Development, Infectious Diseases	2006	$155,000	$17,640		$6,261				$178,901

Dr. Andrew Stevens, Vice-President, Clinical & Regulatory Affairs	2006	$135,000	$15,400		$6,449				$156,849

Dr. Irwin Griffith, Vice-President, Drug Development Infectious Diseases	2006	$140,000	$26,250		$29,660				$195,910

Notes:

(1) With the exception of reimbursement of expenses incurred by our named executive officers during the scope of their employment and stated stock award amounts, none of the named executive received any other compensation, perquisites, and personal benefits in excess of $10,000.

(2) Compensation of Directors

Dr. Tyrrell, Chief Executive Officer and Chief Scientific Officer of the Company, does not receive any additional compensation for being a member of the Board of Directors for the Company. Furthermore, employees of the Company receive no additional compensation for acting as directors of the Corporation.

During the fiscal year ended December 31, 2006, directors were compensated based on a retainer of $10,000 each plus $5,000 for Board of Director’s Chair and $ 5,000 for Audit Committee Chair.  Meeting fees for which they were in attendance of $1,500 per meeting for board meetings and $750 per meeting for committee meetings for the year ended January to December 2006.

Mr. LaPointe was paid $17,500, Mr. Brydon was paid $47,750, Mr. Brown was paid $21,250, Mr. Gonneau was paid $19,000, Mr. Marcus was paid $13,462 and Mr. Gilpin was paid $34,250 during the fiscal year ended December 31, 2006.  Directors are also reimbursed for their expenses incurred in respect of each meeting of the directors or special service.

The Company has also granted stock options to certain officers and directors during the fiscal year ended December 31, 2006 as described in Item 6E.

(3) Mr. Marcus resigned as a member of the Board of Directors of the Company effective as of February 15, 2007.

C.	Board practices

The directors listed above were reelected to serve as directors at the annual meeting of the shareholders held on May 25, 2006 for the ensuing year until the next annual meeting of the shareholders.

Douglas Gilpin, Thomas Brown and Bruce Brydon constitute the Audit Committee.

Jacques LaPointe, Thomas Brown and Jean Claude Gonneau constitute the Compensation Committee.

Douglas Gilpin, Bruce Brydon and Jean Claude Gonneau constitute the Nominating and Corporate Governance Committee.

Our entire Board of Directors comprises the Environmental Committee.

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

Board of Directors

The Board currently consists of seven members. Each director elected will hold office until the next annual meeting of shareholders or until his/her successor is duly elected, unless his/her office is earlier vacated in accordance with our by-laws.

Board Committees

The Board of Directors has four standing committees: an Audit Committee, a Compensation Committee, a Nominating and Corporate Governance Committee and an Environmental Committee.

Audit Committee

The members of the Audit Committee are all outside and unrelated directors and are independent from any interest in us. The Chairman of the Audit Committee is Douglas Gilpin. He was specifically recruited for his accounting and financial skills. All members of the Audit Committee are considered financially literate. The Audit Committee met formally four times in 2006 and several times by telephone and a quorum was present at each meeting. We formally adopted the Audit Committee Charter on April 11, 2005. The stated purpose of the Audit Committee is to serve as an independent and objective party to monitor the integrity of our financial reporting process and system of internal controls, to review, appraise and monitor the independence and performance of our independent auditors and to provide an avenue for open communication among the independent auditors, management and the Board of Directors. All members of the Audit Committee must have a basic understanding of finance and accounting and must be able to read and understand fundamental financial statements. In addition, the Audit Committee reviews the independence and performance of its auditors and approves the fees and other significant compensation to be paid to the independent auditors. The Audit Committee has direct access to the independent auditors at all times and has the ability to retain, at our expense, special legal, accounting or other consultants or experts it deems necessary in the performance of its duties.

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

The Compensation Committee advises the Board on the administration of our Stock Option Plan, and reviews and approves the recommendations of senior management relating to the annual salaries, bonuses and stock option grants of our executive officers. The Compensation Committee reports to the Board, which in turn gives final approval to compensation matters.

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

In connection with determining base salaries, we maintain an administrative framework of job levels into which positions are assigned based on internal comparability and external market data. Because of our lean organizational structure and potential growth in the international arena, the Compensation Committee’s goal is to provide base salaries for our top-performing employees, that are competitive with our peers and which also recognize the differentials from such peers.

The Board believes that employees should have a stake in our future and that their interest should be aligned with the interest of our shareholders. To this end, the Committee selects those executives and key employees whose decisions and actions can most directly impact business results to participate in the Stock Option Plan. Under the Stock Option Plan, officers, consultants, and key employees who are selected to participate are eligible to receive stock options that are granted subject to a vesting period determined by us and approved by the Board to create a long-term incentive to increase shareholder value. Awards of stock options are supplementary to the cash incentive plan and are intended to increase the pay-at-risk component for officers and key employees.

We have employment agreements or remuneration arrangements with all of our executive officers. Each agreement or arrangement provides for salary, benefits, bonuses and incentive stock option grants for the executive officer and for compensation if his or her employment is terminated. Commencing January 1, 2006, directors are paid $1,500 per board meeting and $750 per committee meeting, except as described herein, there are no other agreements or other remuneration arrangements with any of its directors. The Compensation Committee met twice formally during 2006 but communicated informally from time to time.

Nominating and Corporate Governance Committee

The members of this Committee are all outside and unrelated directors and are independent from any interest in us. The Nominating and Corporate Governance Committee also adopted a charter on April 11, 2005.

Pursuant to its charter, the Nominating and Corporate Governance Committee takes responsibility for preparing the disclosure in the Management Information Circular concerning corporate governance, and for developing and monitoring our general approach to corporate governance issues as they arise. It also assumes responsibility for assessing current members and nominating new members to the Board of Directors and ensuring that all Board members are informed of and are aware of their duties and responsibilities as a director of the Corporation. The Nominating and Corporate Governance Committee takes responsibility for the adoption of adequate policies and procedures to allow us to meet our continuous disclosure requirements, manage our principal risks, review the strategic plan on a timely basis, develop and monitor corporate policies relating to trading in securities, ensuring the Board annually reviews organizational structure and succession planning, reviews areas of potential personal liability of directors and ensures reasonable protective measures are in place and causes the Board to annually review its definition of an unrelated director. The Committee met formally twice in 2006 and communicated informally from time to time.

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

As at December 31, 2006, we have twenty five full-time employees and one part-time employee of whom 13 hold a Ph.D. There are currently 17 employees in research and development, and nine employees in administration, corporate affairs and business development. All employees execute confidentiality and non-competition agreements and assignments of intellectual property rights to us.

We are not party to any collective bargaining agreements, have never experienced any material labor disruption and are unaware of any current efforts or plans to organize employees. We consider our relationship with our employees good.

E.	Share ownership

The following table sets out the names and titles of our executive officers and directors and their respective common share ownership in us as at December 31, 2006:

Name	Title/Office	Share Ownership directly or indirectly and as a % of Outstanding Shares*
Dr. D. Lorne Tyrrell	Chief Executive Officer, Chief Scientific Officer and Director	1,656,792
		2.28%
Scott Langille	Chief Financial Officer	Nil

Jacques R. LaPointe	Director	175,000
		0.24%
Bruce D. Brydon	Director	Nil

Thomas E. Brown	Director	911,589
		1.25%
Dr. Jean Claude Gonneau	Director	20,000
		0.03%
Douglas Gilpin, CA	Chairman and Director	Nil

Macaraig (Marc) Canton	President and Chief Operating Officer	100,000
		0.014%
Michael W. Stewart	Senior Vice-President of Operations	266,039
		0.038%
Dr. Rajan George	Vice-President, Research & Development, Infectious Diseases	65,325 0.09%
Dr. Andrew Stevens	Vice-President Clinical and Regulatory Affairs	Nil
Dr. Irwin Griffith	Vice-President, Drug Development, Infectious Disease	Nil

(1) Effective February 15, 2007, Michael Marcus resigned as a member of the Company’s Board of Directors.
*Listed beneficial ownership is based on 72,760,617 Common Shares issued and outstanding as of December 31, 2006.

The names and titles of our executive officers and directors to whom options have been granted by us which are outstanding as of December 31, 2006 and the number of Common Shares subject to such options are set forth in the following table:

Name	Title/Office	Number of Shares	Exercise Price	Expiry Date
Dr. D. Lorne Tyrrell	Chief Executive Officer, Chief Scientific Officer & Director	300,000 20,000 500,000 25,413	$0.80 $0.90 $0.99 $1.30	December 23, 2008 December 16, 2014 November 1, 2015 March 28, 2016
Scott Langille	Chief Financial Officer	150,000	$0.72	December 15, 2016
Dr. Jean Claude Gonneau	Director	125,000 20,000 21,000	$0.80 $0.90 $1.30	April 14, 2009 December 16, 2014 March 28, 2016
Douglas Gilpin	Director	125,000 20,000 27,000	$0.80 $0.90 $1.30	April 14, 2009 December 16, 2014 March 28, 2016
Jacques R LaPointe	Director	10,000 20,000 50,000 200,000 125,000 21,000	$6.26 $0.94 $0.76 $0.86 $0.90 $1.30	May 24, 2011 June 19, 2012 July 18, 2012 June 9, 2013 December 16, 2014 March 28, 2016

Bruce D. Brydon	Director	10,000 20,000 75,000 125,000 21,000	$3.90 $0.94 $0.86 $0.90 $1.30	April 10, 2011 June 19, 2012 June 9, 2013 December 16, 2014 March 28, 2016
Thomas E. Brown	Director	150,000 20,000 21,000	$0.80 $0.90 $1.30	December 23, 2008 December 16, 2014 March 28, 2016
Macaraig (Marc) Canton	President and Chief Operating Officer	300,000 40,425	$1.17 $1.30	February 1, 2015 March 28, 2016
Michael W. Stewart	Vice-President Operations, Oncology	100,000 50,000 15,000 30,312	$0.80 $0.86 $0.90 $1.30	December 23, 2008 January 9, 2013 December 16, 2014 March 28, 2016
Dr. Rajan George	Vice-President, Research and Development	150,000 15,000 25,200	$0.80 $0.90 $1.30	December 23, 2008 December 16, 2014 March 28, 2016
Dr. Andrew Stevens	Vice-President, Clinical and Regulatory Affairs	100,000 15,000 25,200	$0.80 $0.90 $1.30	December 23, 2008 December 16, 2014 March 28, 2016
Dr. Irwin Griffith	Vice-President, Drug Development	100,000 15,000 36,000	$0.80 $0.90 $1.30	April 14, 2009 December 16, 2014 March 28, 2016

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

During the financial year ended December 31, 2006, there were 762,363 options granted to the Directors, employees or executives of the Corporation pursuant to the option plan or otherwise. As at December 31, 2006, 6,096,241 out of the authorized 8,256,000 options have been granted leaving 2,159,759 available for future grants. Under the terms of the Plan, any options which are exercised replenish the option pool shall again be made available to be granted pursuant to the provisions of the Plan herein.

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

The following table sets forth information in respect of compensation plans under which equity securities of the Corporation are authorized for issuance, as at the Corporation’s financial year ended December 31, 2006:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)
Equity compensation plans approved by security holders	6,396,241(1)(2))	$0.83	396,251(1)
Equity compensation plans not approved by security holders	17,077,471(3)(4)(5)	$1.44	Nil
Total:	23,442,753		396,251

Notes:
(1)
Includes 6,096,241 Shares issuable upon exercise of outstanding Options during the Corporation’s financial year ended December 31, 2006. The Corporation can grant no more than 8,256,000 Options under the Option Plan. See “Stock Options”.

(2)	Includes 50,000 and 85,000 Options granted to the University of Alberta on December 23, 2003 and April 14, 2004 respectively, pursuant to a license agreement dated December 13, 2001.
(3)	Includes an Option granted to Mr. Canton on February 1, 2005 to purchase 300,000 Shares of the Corporation at a purchase price of $1.17 per Share.
(4)
Includes warrants granted to certain investors on April 7, 2006 to purchase up to 800,000 Shares at a price of $1.75 per Share until April 7, 2008. These warrants were granted in consideration of services rendered in connection with a public offering of the Corporation in April of 2006.

(5)
Includes warrants granted to certain investors on February 15, 2006 to purchase up to 11,999,990 Shares at a price of $1.50 per Share until February 15, 2008. These warrants were granted in consideration of services rendered in connection with a public offering of the Corporation in January and February of 2006.

(6)
Includes warrants granted to certain investors on September 1 and 9, 2005 to purchase up to 2,459,299 Shares at a price of $1.20 per Share until September 9, 2007. These warrants were granted in consideration of services rendered in connection with a public offering of the Corporation in September of 2005.

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

The following table sets forth, as of the most practicable date, certain information regarding each person who is known to us as an owner of more than 5% of the outstanding Common Shares of us.

Name	Class	Amount Owned (1)	% of Class
The Estate of Dr. Antoine A. Noujaim	Common	7,446,449	10.23%
Canmarc Trading Co. (2)	Common	7,018,510	9.65%

(1)	Includes the Common Shares directly controlled by The Estate of Dr. Noujaim.
(2)	Michael Marcus of Houston, Texas, holds 100% voting and dispositive power over Canmarc Trading Co.

None of our major shareholders have different voting rights.

Based on a report by Computershare, as at December 31, 2006, there were 43 registered Shareholders in the United States that held common shares totaling 11,533,327 or 15.83% percent of the common shares outstanding.

To the extent known to us, we are not directly or indirectly owned or controlled by any Foreign Government, or by any other natural or legal persons, severally or jointly.

B.        Related- party transactions (1)

During the fiscal year ended December 31, 2006, the Company incurred amounts totalling approximately $301,870 (2005 - $373,010) for legal services rendered by a firm in which Bruce Hirsche, the company’s Secretary, is a partner. The Company also paid $138,750 (2005 - $41,670) for consulting services rendered by a director of the company.

To the best of the knowledge of our management, other than information already disclosed above and elsewhere in this Annual Report and except for employment agreements with Executive Officers and stock option agreements, no person who has been an insider of us for the most recently completed fiscal year ended December 31, 2006 or subsequent period to the date of this Annual Report or any associate or affiliate of such insider has had any material direct or indirect interest in any material transaction with us since January 1, 2006 or in any proposed transaction which has materially affected or would materially affect us or our subsidiaries.

(1)
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

A.	Consolidated Statements and Other Financial Information

Our consolidated financial statements are included herein under Item 17.

Legal Proceedings

There is no material legal proceedings which have been commenced against us or, to the knowledge of management of ViRexx are contemplated.

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

Our Common Shares are traded on the Toronto Stock Exchange (“TSX”) under the symbol “VIR” and on the American Stock Exchange (“AMEX”) under the symbol “REX”. The following tables set forth, the annual high and low market prices for the five most recent full financial years as reported on the Toronto Stock Exchange and for the period indicated on AMEX:
TSX (in CDN$):

	High	Low
December 31, 2006	1.62	0.66
December 31, 2005	2.13	0.89
December 16, 2004 - December 31, 2004 (1)	1.22	0.85
TSX Venture Exchange
December 15, 2004 (1)	1.60	0.90
December 31, 2003 (2)	0.14	0.10
December 31, 2002 (3)	0.23	0.15
December 31, 2001 (3)	0.55	0.30

Notes:
(1)	ViRexx’s Shares were delisted from the TSXV on December 15, 2004 and commenced trading on the TSX on December 16, 2004 as a result of the AltaRex Arrangement effective December 10, 2004.
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

(3)	The trading price of common shares of Norac.

AMEX (in US$):

	High	Low
December 31, 2006	1.43	0.59
December 23, 2005 - December 31, 2005 (1)	1.46	1.08

Notes:
(1)	ViRexx’s Shares commenced trading on AMEX on December 23, 2005.

The high and low market prices for each full financial quarter over the two most recent full financial years and the subsequent period are as set forth below:

TSX (in CDN$):

	High	Low
February 28, 2007 (1)	0.74	0.58
December 31, 2006	0.90	0.68
September 30, 2006	1.00	0.66
June 30, 2006	1.38	0.98
March 31, 2006	1.62	1.25

December 15, 2005	1.61	0.89
September 30, 2005	1.15	0.94
June 30, 2005	1.59	0.96
March 31, 2005	2.13	1.09

Notes:
(1)	From January 1, 2007 to February 28, 2007.

AMEX (in U.S.$):

	High	Low
February 28, 2007	0.64	0.50
December 31, 2006	0.78	0.59
September 30, 2006	0.91	0.59
June 30, 2006	1.18	0.87
March 31, 2006	1.43	1.09
December 23, 2005 - December 31, 2005	1.46	1.08

For the most recent six months, the high and low market prices of our Common Shares are as set forth below:

TSX (in CDN$):

	High	Low
February 28, 2007	0.74	0.58
January 31, 2007	0.70	0.60
December 31, 2006	0.77	0.68
November 30, 2006	0.77	0.70
October 31, 2006	0.90	0.68
September 30, 2006	0.78	0.66

AMEX (in U.S.$):

	High	Low
February 28, 2007	0.64	0.50
January 31, 2007	0.62	0.51
December 31, 2006	0.67	0.59
November 30, 2006	0.67	0.62
October 31, 2006	0.78	0.61
September 30, 2006	0.70	0.59

Our Common Shares were delisted from the TSX Venture Exchange on December 15, 2004 and contemporaneously listed on the TSX

Option Summary

See Note 13 to Item 18 “Consolidated Financial Statements” for tabular historical option and warrant information.

Granted Options pursuant to licensing agreements:
License Agreement: Tyrrell Hepatitis monoclonal technology
Time of Grant: Concurrent with close of each financing round and/or financing tranche
Vesting: Concurrent with grant of option
Term: Five years from grant of option

Name	Vesting Schedule	Date of Grant	Expiry Date	Exercise Price	Options Granted	Outstanding 9/30/2005	Vested 9/30/2005	Expiration Year
University of Alberta	Immediate	23-Dec-2003	23-Dec-2008	$0.80	50,000	50,000	50,000	2008
University of Alberta	Immediate	14-Apr-2004	14-Apr-2009	$0.80	85,000	85,000	85,000	2009
					135,000	135,000	135,000

B.	Plan of Distribution

Not Applicable.

C.	Markets

Our Common Shares are listed for quotation on the Toronto Stock Exchange under “VIR” and “REX” on the American Stock Exchange.

D.	Selling Shareholders

Not Applicable.

E.	Dilution

Not Applicable.

F.	Expenses of the issue

Not Applicable.

Item 10.	Additional Information

A.	Description of Share Capital

Not applicable

B.	Memorandum and articles of association

Our Certificate of Incorporation, together with all amendments, which we refer to as our articles of incorporation, is on file with the Alberta Registrar of Corporations under Alberta Corporate Access Number 2010829345. Our articles of incorporation do not include a stated purpose and contain no restrictions on the nature of business to be carried on. Under the ABCA, in the absence of any such restrictions, a corporation has the capacity, rights, powers and privileges of a natural person, and has the capacity to carry on business, conduct its affairs and exercise its power in any jurisdiction outside Alberta to the extent that the laws of that jurisdiction permit. For additional information regarding our incorporation, see Item 4 - Information on the Corporation - History and Development of the Corporation.

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
A director who is a party to, or who is a director or officer of or has a material interest in any person who is a party to, a material contract or transaction or proposed material contract or transaction with us shall disclose to us the nature and extent of his interest at the time and in the manner provided by the ABCA. The ABCA prohibits such a director from voting on any resolution to approve the contract or transaction unless the contract or transaction:

▪	is an arrangement by way of security for money lent to or obligations undertaken by the director for the benefit of ViRexx or an affiliate;

▪	relates primarily to his or her remuneration as a director, officer, employee or agent of ViRexx or an affiliate;

▪	is for indemnity or insurance; or

▪	is with an affiliate.

ViRexx’s Board of Directors may, on behalf of ViRexx and without authorization of our shareholders:

▪	borrow money upon the credit of ViRexx;

▪	issue, reissue, sell or pledge debt obligations of ViRexx;

▪	subject to certain disclosure requirements of the ABCA , give a guarantee on behalf of ViRexx to secure performance of an obligation of any person;

▪	mortgage, hypothecate, pledge or otherwise create a security interest in all or any property of ViRexx owned or subsequently acquired to secure any obligation of the ViRexx; and

▪	the directors by resolution may delegate to a director, a committee of directors or an officer any of these powers.

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

Not applicable.

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

Meetings of Shareholders

Our by-laws state that the annual meeting of shareholders shall be held on such date and at such time in each year as the Board, or the chairman of the Board, or the president in the absence of the chairman of the Board, may from time to time determine. In addition, the Board has the authority to call a special meeting of shareholders at any time. An annual meeting of shareholders is held each year, not later than fifteen months after the last preceding annual meeting, for the purpose of considering the financial statements and reports, electing directors, appointing auditors and for the transaction of other business as may be brought before the meeting. Notice of time and place of each meeting of shareholders must be given not less than 21 days, nor more than 50 days, before the date of each meeting to each director, to the auditor and to each shareholder who at the close of the business on the record date for notice is entered in the securities register as the holder of one or more shares carrying the right to vote at the meeting. Notice of meeting of shareholders called for any other purpose other than consideration of the minutes of an earlier meeting, financial statements and auditor’s report, election of directors and reappointment of the incumbent auditor, must state the nature of the business in sufficient detail to permit the shareholder to form a reasoned judgment and must state the text of any special resolution to be submitted to the meeting.

The only persons entitled to be present at a meeting of shareholders are those entitled to vote, the directors of ViRexx and the auditor of ViRexx. Any other person may be admitted only on the invitation of the chairman of the meeting or with the consent of the meeting. If a corporation is winding-up, the ABCA permits a liquidator appointed by the shareholders, during the continuance of a voluntary winding-up, to call and attend meetings of the shareholders. In circumstances where court orders a meeting of shareholders, the court may direct how the meeting may be held, including the parties entitled, or required, to attend the meeting.

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

In 1999, some of the powers, duties and functions of the Minister were transferred to the Minister of Canadian Heritage under Parts II to VI of the ICA as they relate to the prescribed business activities enumerated under paragraph 15(a) of the ICA, namely those that relate to Canada’s “cultural heritage or national identity” (“Cultural Activities”). Cultural Activities include, among other things, the distribution or sale of books, magazines, film and video recordings and music recordings. As a result, an application for review must be submitted to the Cultural Sector Review Division of the Department of Canadian Heritage (“CSRD”) in respect of the acquisition of control of a Canadian business engaged in a Cultural Activity that exceeds the prescribed lower monetary threshold applicable to the acquisition of such Canadian businesses.

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

Dividends

Subject to any special rights or restrictions attached to a share, we may pay dividends on our shares as the directors decide. Dividends may be only paid out of our profits.

Subject to any special rights or restrictions attached to a share, the directors may determine that a dividend will be payable on a share and fix the amount, the time for payment and the method for payment. Dividends may be paid on shares of one class but not another and at different rates for different classes. If the board of directors does not exercise their power to issue dividends, the shareholders in a general meeting may. Under our Constitution, a shareholder or shareholders holding the requisite number of shares required to convene a general meeting would be able to convene a meeting or require the directors to convene a meeting to consider whether we should pay a dividend. The proposed resolution to pay the dividend would need to be included in the notice of meeting and would be voted on by shareholders as an ordinary resolution. Any dividend payable would only be payable out of our profits.

Liquidation Rights

Subject to any special rights or restrictions attached to shares, on a winding up, all available assets must be repaid to the shareholders and any surplus must be distributed among the shareholders in proportion to the number of fully paid shares held by them. For this purpose a partly paid share is treated as a fraction of a share equal to the proportion which the amount paid bears to the total issue price of the share before the winding up began.

If we experience financial problems, the directors may appoint an administrator to take over our operations to see if we can come to an arrangement with our creditors. If we cannot agree with our creditors, ViRexx may be wound up. A receiver, or receiver and manager, may be appointed by order of a court or under an agreement with a secured creditor to take over some or all of the assets of a company. A receiver may be appointed, for example, because an amount owed to a secured creditor is overdue.

We may be wound up by order of a court, or voluntarily if our shareholders pass a special resolution to do so. A liquidator is appointed when a court orders a company to be wound up or the shareholders of a company pass a resolution to wind up the company. A liquidator is appointed to administer the winding up of a company.

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

1. Exclusive License Agreement Between Unither Pharmaceuticals, Inc. and AltaRex Corp. (“AltaRex”) dated April 17, 2002.

On April 17, 2002, AltaRex Corp. entered into an Exclusive License Agreement with Unither Pharmaceuticals, Inc (“UP”), a subsidiary of United Therapeutics, for the development of five monoclonal antibodies (OvaRex, BrevaRex, ProstaRex, AR54, and GivaRex) that activate the immune system to treat cancer. Under the terms of the Exclusive License Agreement, AltaRex granted to United, through UP, an exclusive, non-transferable (except in limited circumstances) royalty bearing license throughout the world, including Germany, (but excluding the other member nations of the European Union as of April 17, 2002 and other specified jurisdictions). The license granted UP the right to use AltaRex's intellectual property with respect to the five antibodies (the “Licensed Technology”).

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

2. First Amendment to the License Agreement between Unither Pharmaceuticals, Inc. and AltaRex Corp. dated August 6, 2003.

This Agreement amended the Exclusive License Agreement.

This Agreement provided for a payment to AltaRex in the amount of U.S. $250,000 and clarified the territory of the license granted under the Exclusive License Agreement. It also amended the development milestone provisions which resulted in a postponement of a milestone payment to AltaRex of U.S. $600,000 from the date of commencement of the first pivotal Phase III patient enrollment for OvaRex® to the completion of the BLA filing in the U.S.A.

3. Subscription and Debenture Purchase Agreement between United Therapeutics Corporation and AltaRex Corp. dated April 17, 2002 (“United Subscription Agreement”).

In connection with the Exclusive License Agreement, AltaRex and United entered into the above noted United Subscription Agreement whereby United purchased a unit consisting of 4.9 million common shares of AltaRex at a price of U.S. $0.50 per share and a warrant, to purchase an additional 3.25 million common shares of AltaRex at a price of U.S. $0.50 per share for a total purchase price of US $2.45 million. The warrant was subsequently exercised by United for a purchase price of U.S. $1.625 million. In addition, pursuant to the United Subscription Agreement, United purchased a convertible debenture from AltaRex for approximately U.S. $50,000 that was automatically converted by United into 100,000 common shares of AltaRex on August 21, 2002 in accordance with the terms of this agreement. The United Subscription Agreement also provided United with a right to purchase a second convertible debenture from AltaRex in the principal amount of U.S. $875,000, which would provide for a right to convert such debenture in exchange for 883,380 AltaRex common shares issued at a price of U.S. $0.50 per share, which rights were subsequently exercised by United.

4. Registration Rights Agreement Between United Therapeutics Corporation and AltaRex Corp., April 17, 2002 (“United Registration Rights Agreement”).

In connection with and collateral to the United Subscription Agreement, AltaRex and United entered into the above United Registration Rights Agreement which provided United with rights, under certain circumstances, to require AltaRex to qualify AltaRex common shares acquired by United pursuant to the United Subscription Agreement, for distribution according to Canadian securities laws.

5. Security Agreement between United Therapeutics Corporation and AltaRex Corp. dated April 17, 2002 (“United Security Agreement”).

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

6. Arrangement Agreement Among Nova Bancorp Investments Ltd. (“Nova Bancorp”) and AltaRex Corp. (“AltaRex”) and Altarex Medical Corp. (“Medical”) dated December 23, 2003 (“Nova Bancorp Arrangement Agreement”).

On December 23, 2003 AltaRex, Medical and Nova Bancorp entered into the above noted Nova Bancorp Arrangement Agreement, which was intended to carry out a recapitalization of AltaRex and a reorganization of the assets and business of AltaRex. The Nova Bancorp Arrangement Agreement was made in contemplation of completing a statutory plan of arrangement (the “Nova Bancorp Arrangement”) involving AltaRex, Medical, and Nova Bancorp. Pursuant to the arrangement, AltaRex was transformed into an oil and gas exploration, development and marketing company named Twin Butte Energy Ltd. (“Twin Butte”) with the occurrence, among other things, of the following:

▪ the transfer of AltaRex’s biotechnology assets, together with all associated contractual obligations and liabilities, to Medical, with Medical continuing to pursue the same commercialization strategy that AltaRex previously had for OvaRex® and all other products currently in development;

▪ Nova Bancorp subscribed for CDN $4,770,985 principal amount of 10% convertible demand notes of Twin Butte (formerly AltaRex), convertible into non-voting shares of Twin Butte at a ratio of 2,583 non-voting shares per CDN $1,000 of principal;

▪ Twin Butte (formerly AltaRex) subscribed for 12,746,935 common shares in Medical for CDN $5.045 million in cash less a holdback of CDN $50,000;

▪ the outstanding stock options and warrants of Twin Butte (formerly AltaRex) were cancelled and terminated and cease to represent any right or claim whatsoever, and new Medical options and warrants were issued in their place on identical terms;

▪ immediately following the completion of the Nova Bancorp Arrangement, a private placement by Nova Bancorp of CDN $1,379,015 in consideration for 3,500,000 Twin Butte new common shares was completed representing 40% of the voting shares of Twin Butte; and

▪ each 10 common shares of Twin Butte (formerly AltaRex ) outstanding at the close of business on February 2, 2004 were deemed to be exchanged for one “new” voting common share of Twin Butte and 10 voting common shares of Medical with the following two exceptions:

1.	AltaRex shareholders who held 151 to 1,000 common shares received an aggregate payment equal to CDN $0.05 per common share held and also received one Medical share for each common share held; and

2.	AltaRex shareholders, who held 150 common shares or less, received an aggregate cash payment equal to CDN $0.55 per share.

The transactions contemplated by the Nova Bancorp Arrangement Agreement were completed on February 3, 2004.

7. Summary of Asset Purchase Agreement Between AltaRex Corp. (“AltaRex”) and AltaRex Medical Corp. (“Medical”) Dated December 31, 2003

In connection with and as collateral to the Nova Bancorp Arrangement, AltaRex (now Twin Butte Energy Ltd. (“Twin Butte”) and Medical entered into an asset purchase agreement dated as of December 31, 2003 (the “Asset Purchase Agreement”). The Asset Purchase Agreement provides for the transfer from AltaRex to Medical of AltaRex’s biotechnology assets, together with all associated contractual obligations and liabilities.

8. Indemnification Agreement Between AltaRex Corp. (“AltaRex”) and AltaRex Medical Corp. (“Medical”) dated February 3, 2004 (“Indemnification Agreement”)

In connection with and as collateral to the Nova Bancorp Arrangement, AltaRex (now Twin Butte Energy Ltd. (“Twin Butte”) and Medical entered into the Indemnification Agreement and an asset purchase agreement dated as of December 31, 2003 (the “Asset Purchase Agreement”). The Indemnification Agreement provides that the assets acquired by Medical pursuant to the Asset Purchase Agreement where acquired on an “as is where is” basis and subject to any and all encumbrances, commitments and liabilities pertaining thereto howsoever and whensoever arising.

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

9. Convertible Note Payable with a prescribed interest rates of 6% granted in favor of United Therapeutics Corporation (“United”) by AltaRex Medical Corp. (“Medical”) dated February 3, 2004.

In connection with and as collateral to the Nova Bancorp Arrangement, Medical issued the above noted United Convertible Note being a convertible note payable to United being a 6% convertible fixed term note in the principal amount of U.S. $433,310 convertible into common shares of Medical at a price of U.S. $0.50 per share. The United Convertible Note was issued by Medical upon the closing of the above noted Nova Bancorp Arrangement to replace the second convertible debenture from AltaRex in the principal amount of U.S. $875,000 issued pursuant United Subscription Agreement, which debenture was cancelled by a court order dated February 3, 2004 made in connection with the Nova Bancorp Arrangement. The conversion privileges of the United Convertible Note were modified by a court order dated December 9, 2004 made in connection with the AltaRex Arrangement described below such that the note would be convertible into common shares of ViRexx at a price of U.S. $1.00 per share. United subsequently converted the full outstanding amount under the United Convertible Note into common shares of ViRexx.

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

▪
each of the issued and outstanding common shares of AltaRex were deemed to be, transferred to ViRexx (free of any claims) and the holder of AltaRex common shares received from ViRexx in exchange for each AltaRex common share one-half of one ViRexx common share;

▪
40% of the ViRexx common shares received by each former holder of AltaRex common shares issued pursuant to the AltaRex Arrangement were non-transferable and subject to a hold period for a period of six months following the effective date of the AltaRex Arrangement; and

▪
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

11. Collaborative Development Agreement between Protein Sciences Corporation (“PSC”) and ViRexx Medical Corp. (“ViRexx”) dated effective April 20, 2005.

Effective April 20, 2005, PSC and ViRexx entered into the above noted agreement to commence work aimed at developing a scalable purification and manufacturing process and pilot production of recombinant fusion proteins comprised of certain surface antigens from the hepatitis B virus developed by ViRexx (“CS12”). ViRexx intends to use the CS12 in the course of a Phase I clinical trial of its hepatitis B Chimigen™ technology program. Generally, ViRexx shall make payments to PSC upon completion of specific milestones or phases described in the agreement with the cost of phase 1 (Process Development) being U.S. $200,000 which included an up-front payment of U.S. $65,000 is to be paid upon signing the agreement and the cost of phase 2 (Production) being U.S. $110,000.

At the conclusion of the project provided for under the agreement, ViRexx may elect to proceed with manufacturing the product developed pursuant to the agreement (the “Product”) with PSC custom manufacturing such Product or with a third-party manufacturer.

If ViRexx elects to use a third party manufacturer in relation to producing the Product, ViRexx will have an obligation to pay a completion fee of U.S. $75,000 in relation to PCS training the third party in relation to the production of the Product as well as annual maintenance fees of between U.S. $50,000 and U.S. $75,000 in the event the third party manufacturer needs to employ certain patented processes of PCS in producing the Product. Further, ViRexx will have an obligation to pay an annual royalty of 1% of net sales revenue realized in commercializing the Product to the extent PCS technology is used in commercializing the Product.

12.  License Agreement dated December 13, 2001 between The Governors of the University of Alberta and ViRexx Medical Corp.

On December 13, 2001, ViRexx entered into an agreement with The Governors of the University of Alberta, under which ViRexx acquired worldwide rights to certain cloned and purified antigens, certain antibody clones, and the duck animal model for hepatitis B infection. A milestone payment is payable in the amount of $250,000 to the University of Alberta for each product resulting from the use of or incorporating the technology. The University of Alberta will receive a 1% royalty on worldwide net sales from products derived from these antigens or antibodies. Under this agreement, the University of Alberta is entitled to certain stock options. The University of Alberta was granted an option to acquire equity in the capital of ViRexx equal to 5% of “available options”, which is defined to mean 10% of the issued share capital of ViRexx immediately following the first round of financing plus 10% of the additional share capital of ViRexx issued through subsequent financings during a period ending on the third anniversary of the license agreement. The terms of the options will be five years and the exercise price will be the strike price per share of each round of financing.

13. University of Alberta Agreement entered into on November 15, 1998 among the University of Alberta, Noustar Technologies Inc. and Somagen Diagnostics Inc.

Pursuant to a contract research agreement entered into on November 15, 1998 among the University of Alberta, Noustar Technologies Inc. and Somagen Diagnostics Inc. to conduct the original proof of principle studies on the T-ACT™ technology, and in consideration of favorable costing of future studies and other valuable consideration, the University of Alberta will receive a 1% royalty on any net sales realized from products derived from the technology developed or proved under the agreement. This contract research agreement was assigned to Novolytic Inc., a predecessor of ViRexx, on September 10, 1999.

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

15.Technology Commercialization Agreement made as of the January 11, 2004 between Alberta Heritage Foundation of Medical Research and ViRexx Medical Corp.

On January 1, 2004, ViRexx entered into an agreement with the Alberta Heritage Foundation for Medical Research (“AHFMR”), a corporation established pursuant to the Alberta Heritage Foundation for Medical Research Act, R.S.A. 2000, Chapter A-21, wherein ViRexx received $500,000 to support clinical development of ViRexx’s Occlusin™ 50 Injection product candidate. Under this agreement AHFMR is entitled 5% of gross sales (to an annual maximum of $100,000). The royalties paid by ViRexx to AHFMR shall not exceed two times the amount of funding actually advanced by AHFMR.

16. Licensing and Supply Agreement and a Securities Purchase Agreement between ViRexx International Corp. and Defiante Farmaceutica, Lda., and a Manufacturing and Supply Agreement between ViRexx International Corp. and Tecnogen S.C.p.A and a Securities Purchase Agreement between ViRexx Medical Corp. and Defiante Farmaceutica Lda., Subsidiaries of Sigma Tau of Rome, Italy.

On November 3, 2006, ViRexx through its wholly owned Irish subsidiary, ViRexx International Corp., entered into a Licensing and Supply Agreement and a Securities Purchase Agreement with Defiante Farmaceutica, Lda., as well as a Manufacturing and Supply Agreement with Tecnogen S.C.p.A subsidiaries of Sigma Tau of Rome, Italy, for the manufacturing, licensing and distribution of OvaRex® MAb to the Company’s remaining unlicensed European territories, which include the U.K., Ireland, France, Sweden, Finland and other countries. Pursuant to the agreements, Defiante’s and ViRexx’s existing European licensing partners will market and distribute the product throughout most of Europe and the Middle East. The Manufacturing and Supply Agreement was ratified by Tecnogen’s Board of Directors when they met in January 2007. Tecnogen will manufacture and supply OvaRex® MAb for all of ViRexx’s European licensing partners.

The agreement results in a net effective royalty of approximately 25% to ViRexx Ireland on net sales of OvaRex® MAb in the European and Middle Eastern countries. Under the terms of the agreements, Defiante will purchase up to approximately CDN$6.5 million in newly issued shares of ViRexx. As the initial milestone Defiante purchased 1,818,182 units of ViRexx at a price of CDN$1.10 per unit, for proceeds of CDN$2.0 million. Each unit consists of one common share and one non-transferable common share purchase warrant. Each warrant entitles Defiante to purchase one common share of ViRexx at a price of CDN$1.25 for a period of 24 months. Other milestones include share purchases (at an average trading price of shares on the American Stock Exchange over the previous 15 trading days prior to the date of milestone achievement):

▪ In aggregate of U.S. $750,000 upon filing of an application for regulatory approval of OvaRex® MAb with the European Medicines Agency.

▪ In aggregate of U.S. $750,000 upon 60 days following granting of regulatory approval of OvaRex® MAb in France and the UK.

▪ In aggregate of U.S. $2,500,000 upon first commercial sale of OvaRex® MAb in France or the U.K., whichever is earlier.

17. Memorandum of Understanding dated October 16, 2006 entered into by and between ViRexx Medical Corp and Genesis Pharma S.A., a company incorporated under the laws of the Hellenic Republic.

On October 16, 2006, ViRexx through its wholly owned Irish subsidiary, ViRexx International Corp., entered into a Memorandum of Understanding (the “MOU”) with Genesis Pharma S.A., a company incorporated under the laws of the Hellenic Republic (“Genesis”). The MOU set forth the intention of the parties to negotiate and entered into a License and Development Agreement based on the terms and the conditions of the MOU and subject to negotiation of the terms of the agreement that will be satisfactory to both parties. In particular, subject to negotiation of the terms, and satisfaction of the conditions, of the agreement, ViRexx intends to grant to Genesis an exclusive license to market, sell and distribute OvaRex® (oregovomab), Brevarex® (AR20.5), ProstaRex® (AR47.47), and GivaRex® (AR44.3) monoclonal antibodies (MAbs) (collectively the “Product”) in the following European territories: Greece, the Democracy of Cyprus, Bulgaria, Romania, Slovenia, Croatia, Albania, Bosnia-Herzegovina, Serbia, Former Yugoslavian Republic of Macedonia and Turkey.

The term of the agreement shall be either the life of any valid claims of the patent rights in Europe or 10 years from the date of the first commercial sale of the Product in each country specified above, whichever is longer.

The definitive License and Development Agreement will be subject to closing conditions including but not limited to (i) negotiation and agreement of final terms of this definitive agreement satisfactory to both parties and their respective advisors, and (ii) approval by the board of directors of each party. If a definitive License and Development Agreement is not entered into between the parties within six months from the date of the MOU, the MOU shall be considered as null and void.

18. Distribution Agreement dated June 8, 2004 entered into by and between AltaRex Medical Corp and Dompe International S.A., a company incorporated under the laws of Switzerland.

On June 8, 2004, ViRexx through its wholly owned subsidiary, AltaRex Medical Corp., entered into a Distribution Agreement with Dompe International S.A.(“Dompe”), to appoint Dompe as ViRexx’s exclusive distributor during the Term (as defined below) of this agreement for the purpose of selling and distributing OvaRex® MAb in the following European territories: Ukraine, Belarus, Hungary, Poland, Czech Republic, Italy, Republic of San Marino and Vatican City, Yugoslavia, Lithuania, Estonia and Latvia.

Under the terms of the agreements, Dompe agreed to purchase certain specified minimum quantities of OvaRex® MAb subject to AltaRex filing its market Authorization Application with the European Agency for the Evaluation of Medicinal Products or upon AltaRex obtaining approval of such application, whichever occurs first; Dompe further agreed to purchase during the intervals covered by the agreement certain quantities of OvaRex® MAb depending on the country of distribution. The agreement shall be effective from the date of the agreement and thereafter the agreement shall remain in effect for periods commencing from the beginning of the first Marketing Year for each country and ending on the 11th anniversary form the beginning of the first Marketing Year (as defined in the Agreement) for each country, unless terminated under the terms of the agreement (the “Term”).

D. Exchange controls

We are aware of no governmental laws, decrees or regulations, including foreign exchange controls, in Canada which restrict the export or import of capital or that affect the remittance of dividends, interest or other payments to non-resident holders of our securities. Any such remittances to United States residents, however, are subject to a withholding tax. Withholding tax is paid pursuant to the Income Tax Act of Canada but the rate is resolved pursuant to The Canada - U.S. Income Tax Convention (1980), as amended.

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

U.S. Tax Considerations

Material United States Federal Income Tax Consequences

The following is a general discussion of material United States federal income tax consequences, under current law, generally applicable to a U.S. Holder (as defined below) of our common shares. This discussion does not address all potentially relevant federal income tax matters and it does not address consequences peculiar to persons subject to special provisions of federal income tax law, such as those described below as excluded from the definition of a U.S. Holder. In addition, this discussion does not cover any state, local or foreign tax consequences. See “Certain Canadian Tax Considerations” above.
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
U.S. Holders

As used herein, a “U.S. Holder” means a holder of ViRexx’s common shares who is a U.S. citizen or individual income tax resident of the United States under U.S. domestic law and the Convention, a corporation created or organized in or under the laws of the United States or of any political subdivision thereof, an estate the income of which is includable in gross income for U.S. federal income tax purposes regardless of its source or a trust if a U.S. court is able to exercise primary supervision over the trust’s administration and one or more U.S. persons have authority to control all substantial decisions of such trust. This summary does not address the tax consequences to, and a U.S. Holder does not include, persons subject to special provisions of federal income tax law, including but not limited to tax-exempt organizations, qualified retirement plans, individual retirement accounts and other tax-deferred accounts, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals, persons or entities that have a “functional currency” other than the U.S. dollar, shareholders who hold common stock as part of a “straddle”, hedging or a conversion transaction and shareholders who acquired their stock through the exercise of employee stock options or otherwise as compensation for service. This discussion is limited to U.S. Holders who hold the common shares as capital assets and who hold the common shares directly (e.g., not through an intermediate entity such as a corporation, partnership, LLC or trust). This discussion does not address the consequences to a person or entity holding an interest in a U.S. Holder or the consequence to a person of the ownership, exercise or disposition of any warrants, options or other rights to acquire common shares.

Distributions on Common Shares

U.S. Holders receiving dividend distributions with respect to ViRexx’s common shares are required to include in gross income for United States federal income tax purposes the gross amount of such distributions (including any Canadian tax withheld)   equal to the U.S. dollar value of each dividend on the date of receipt (based on the exchange rate on such date) to the extent that ViRexx has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions. It should be noted that as used in this discussion of U.S. Federal Income Tax Consequences, the term “earnings and profits” refers to ViRexx’s earnings and profits as determined under the Code and the term “dividend” refers to corporate distributions taxable as dividends for U.S. federal income tax purposes. Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder’s United States federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder’s United States federal taxable income by those who itemize deductions. (See more detailed discussion at “Foreign Tax Credit” below.) To the extent that distributions exceed current or accumulated earnings and profits of ViRexx, they will be treated first as a return of capital up to the U.S. Holder’s adjusted basis in the common shares and thereafter as gain from the sale or exchange of the common shares. Preferential tax rates for long-term capital gains are applicable to a U.S. Holder which is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for a U.S. Holder which is a corporation. Dividends paid on our common shares generally will not be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations.

In the case of foreign currency received as a dividend that is not converted by the recipient into U.S. dollars on the date of the receipt, a U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Generally, any gain or loss recognized upon a subsequent sale or other disposition of the foreign currency, including an exchange for U.S. dollars, will be ordinary income or loss. Under Treasury Regulations, dividends paid on our common shares, if any, generally will not be subject to backup withholding tax (at a 28% rate) if the paying agent is furnished with a duly completed and signed Form W-9 or certain other circumstances apply. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a refund or a credit against the U.S. Holder’s US federal income tax liability, provided the required information is furnished to the IRS.

Foreign Tax Credit

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of our common shares may be entitled, at the option of the U.S. Holder, to either a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer’s income subject to tax. This election is made on a year-by-year basis and generally applies to all foreign taxes paid by (or withheld from) the U.S. Holder during that year.

The operation of the foreign tax credit for any particular U.S. Holder will be dependent on his or its particular situation. There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder’s United States income tax liability that the U.S. Holder’s foreign source income bears to his, her or its worldwide taxable income. In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. In addition, this limitation is calculated separately with respect to specific classes of income such as “passive income,” “high withholding tax interest,” “financial services income,” “shipping income,” and certain other classifications of income. Dividends distributed by us will generally constitute “passive income” or, in the case of certain U.S. Holders, “financial services income” for these purposes.

Disposition of Common Shares

A U.S. Holder will recognize gain or loss upon the sale or other disposition of common shares equal to the difference, if any, between (i) the amount of cash and the fair market value of any property received, and (ii) the shareholder’s tax basis in our common shares. Preferential tax rates apply to long-term capital gains of U.S. Holders who are individuals, estates or trusts. At present, there are no preferential tax rates applicable to U.S. Holders which are corporations. This gain or loss generally will be capital gain or loss if the common shares are a capital asset in the hands of the U.S. Holder, which will be a long-term capital gain or loss if the common shares of ViRexx are held for more than one year. Deductions for net capital losses may be carried over to be used in later tax years until such net capital loss is thereby exhausted. For U.S. Holders which are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years from the loss year and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

Other Considerations

In the following circumstances, the above sections of this discussion may not describe the United States federal income tax consequences resulting from the holding and disposition of common shares.

As used herein “U.S. Person” means a citizen or income tax resident of the United States as determined under U.S. domestic law.

Foreign Personal Holding Company

If at any time during a taxable year more than 50 percent of the total combined voting power or the total value of ViRexx’s outstanding shares is owned, directly or indirectly (including through attribution), by five or fewer U.S. Persons who are individuals and 60 percent or more of ViRexx’s gross income for such year was derived from certain passive sources (e.g., dividends, interest, rents, royalties, etc.), ViRexx is a “foreign personal holding company” (“FPHC”). (The 60 percent test is reduced to 50 percent after the first tax year that the entity is a FPHC.) In that event, US Holders would be required to include in gross income for such year their allocable portions of ViRexx’s undistributed income.

Foreign Investment Corporation

If 50 percent or more of the combined voting power or total value of all classes of the Corporation’s stock is held, directly or indirectly (including through attribution), by U.S. Persons, the Corporation is found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, and certain other conditions are met, it is possible that the Corporation may be treated as a “foreign investment company” as defined in Section 1246 of the Code. This characterization causes all or part of any gain realized by a US Holder selling or exchanging common shares to be treated as ordinary income rather than capital gain.

Passive Foreign Investment Company

As a foreign corporation with U.S. Holders, ViRexx could potentially be treated as a passive foreign investment company (“PFIC”), as defined in Section 1297 of the Code, depending upon the percentage of ViRexx’s income which is passive, or the percentage of ViRexx’s assets which are producing passive income. Generally, U.S. Holders of PFICs are taxed upon receipt of “excess distributions” which include (i) gains recognized on the sale or deemed disposition of PFIC stock, and (ii) distributions made by the PFIC to the extent that the total distributions received for the tax year exceeds 125% of the average actual distributions received in the preceding three years. An excess distribution is allocated ratably to each day in the shareholder’s holding period for the stock. Amounts allocated to the current year and the pre-PFIC holding period (if any) is included in gross income as ordinary income. Amounts allocated to the PFIC period (other than the current year) are subject to tax at the highest U.S. income tax rate plus an interest charge to reflect the benefit of tax deferral.

However, if the U.S. Holder makes a timely election to treat a PFIC as a qualified electing fund (“QEF”) with respect to such shareholder’s interest therein, the above-described rules generally would not apply. Instead, the electing U.S. Holder would include annually in gross income his, her or its pro rata share of the PFIC’s ordinary earnings and net capital gain, regardless of whether such income or gain was actually distributed. A U.S. Holder making a QEF election can, however, under certain circumstances elect to defer the payment of United States federal income tax on such income inclusions subject to an interest charge on the amount of deferred taxes. In addition, subject to certain limitations, U.S. Holders owning (actually or constructively) marketable stock in a PFIC will be permitted to elect to mark that stock to market annually, rather than be subject to the excess distribution regime described above. Amounts included in or deducted from income under this alternative (and actual gains and losses realized upon disposition, subject to certain limitations) will be treated as ordinary gains or losses.

Controlled Foreign Corporation

If more than 50 percent of the voting power of all classes of stock or the total value of the stock of the Corporation is owned, directly or indirectly (including through attribution), by U.S. Persons, each of whom own 10 percent or more of the total combined voting power of all classes of stock of the Corporation (“United States Shareholder”), the Corporation is a “controlled foreign corporation” under the Code. This classification has many complex consequences, one of which is the inclusion of certain income of a CFC in the U.S. Shareholders’ income on a current basis, regardless of distributions. Such U.S. Shareholders are generally treated as having received a current distribution out of the CFC’s Subpart F income (generally, passive income and certain income generated by transactions between related parties) and are also subject to current U.S. tax on their pro rata shares of the CFC’s earnings invested in U.S. property. In certain circumstances, a foreign tax credit may apply to reduce the U.S. tax on these amounts. In addition, under Section 1248 of the Code, gain from the sale or exchange of stock by a holder of common shares who is or was a United States Shareholder at any time during the five year period ending with the sale or exchange may be treated as ordinary dividend income to the extent of earnings and profits of the Corporation attributable to the stock sold or exchanged. If a foreign corporation is both a PFIC and a CFC, the foreign corporation generally will not be treated as a PFIC with respect to United States shareholders of the CFC.

F. Dividends and paying agents

Not applicable.

G. Statement by experts

Not applicable.

H. Documents on display

Documents concerning us that are referred to in this document may be inspected at the office of our solicitors at 1500 Manulife Place, 10180 - 101 Street, Edmonton, Alberta, Canada, T5J 4K1.

In addition, we will file annual reports and other information with the Securities and Exchange Commission. We will file annual reports on Form 20-F and submit other information under cover of Form 6-K. As a foreign private issuer, we are exempt from the proxy requirements of Section 14 of the Exchange Act and our officers, directors and principal shareholders will be exempt from the insider short-swing disclosure and profit recovery rules of Section 16 of the Exchange Act. Annual reports and other information we file with the Commission may be inspected at the public reference facilities maintained by the Commission at Room 1024, 100 F. Street, N.E., Washington, D.C. 20549, and at its regional offices located at 233 Broadway, New York, New York 10279 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and copies of all or any part thereof may be obtained from such offices upon payment of the prescribed fees. You may call the Commission at 1-800-SEC-0330 for further information on the operation of the public reference rooms and you can request copies of the documents upon payment of a duplicating fee, by writing to the Commission. In addition, the Commission maintains a web site that contains reports and other information regarding registrants (including us) that file electronically with the Commission which can be assessed at http://www.sec.gov.

I. Subsidiary Information

Not applicable.

ENFORCEABILITY OF CIVIL LIABILITIES

We are a public company incorporated under the laws of the Province of Alberta, Canada. A majority of our directors and executive officers are residents of countries other than the United States. Furthermore, all or a substantial portion of their assets and our assets are located outside the United States. As a result, it may not be possible for you to:

•	effect service of process within the United States upon any of our directors and executive officers or on us; or

•
enforce in U.S. courts judgments obtained against any of our directors and executive officers or us in the U.S. courts in any action, including actions under the civil liability provisions of U.S. securities laws;

•
enforce in U.S. courts judgments obtained against any of our directors and senior management or us in courts of jurisdictions outside the United States in any action, including actions under the civil liability provisions of U.S. securities laws; or

•	to bring an original action in a Canadian court to enforce liabilities against any of our directors and executive officers or us based upon U.S. securities laws.

You may also have difficulties enforcing in courts outside the United States judgments obtained in the U.S. courts against any of our directors and executive officers or us, including actions under the civil liability provisions of the US securities laws.

 Item 11. Quantitative and Qualitative Disclosures About Market Risk

We are exposed to risk of foreign currency exchange rate fluctuation. We have never tried to hedge our exchange rate risks, do not plan to do so, and may not be successful should we attempt to do so in the future.

We are also exposed to interest rate fluctuation risks, which we do not systematically manage. We have never tried to hedge our interest rate fluctuation risks, do not plan to do so and may not be successful should we attempt to do so in future.

Also, see “Item 3D -Risk Factors.” and “Item 5 - Operating and Financial Review and Prospects”

Item 12. Description of Securities Other than Equity Securities

Not Applicable.

Item 13.  Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

A.	Not applicable.

B.	Not applicable.

C.	Not applicable.

D.	Not applicable.

E.	Not applicable.

Item 15.  Controls and Procedures

(a) Evaluation of Disclosure Controls and Procedures

An evaluation was performed under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, regarding the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the December 31, 2006. Based on that evaluation, our management, including our Chief Executive Officer and Chief Financial Officer, have concluded that our disclosure controls and procedures as of December 31, 2006 were effective and that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

(b) Management’s annual report on internal control over financial reporting

As required by section 404 of the Sarbanes-Oxley Act of 2002, our management is responsible for establishing and maintaining adequate “internal control over financial reporting” (as defined in Rule 13(a)-15(f) under the Securities Exchange Act of 1934, as amended). Our system of internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in conformity with generally accepted accounting principles in Canada (“Canadian Standards”), as well as a reconciliation of our operating losses and shareholders’ equity as reported in the consolidated financial statements under Canadian Standards to operating losses and shareholders’ equity in accordance with generally accepted accounting principles in the United States.

Any internal control system, no matter how well designed, has inherent limitations, including the possibility of human error and the circumvention or overriding of the controls and procedures, which may not prevent or detect misstatements. Also, changes in conditions and business practices in subsequent periods may subject our determination of effectiveness to the risk that certain controls may become inadequate.

(c) Attestation report of the register public accounting firms

Not applicable.

(d) Changes in Internal Controls over Financial Reporting

There were no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) that occurred during the year ended December 31, 2006 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting. It should be noted that while our management believes that our disclosure controls and procedures provide a reasonable level of assurance; our management does not expect that our disclosure controls and procedures or internal financial controls will prevent all errors or fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

Item 16.  [Reserved]

Item 16A. Audit Committee Financial Expert

As an Alberta corporation with operations principally outside of the United States, ViRexx is considered a “foreign private issuer” for the purposes of filings with the Securities and Exchange Commission (“SEC”) and with any stock exchange in the United States. Under applicable SEC regulations, an issuer must disclose if it has an “audit committee financial expert” on its audit committee if it is required to have such an expert by the listing rules applicable to it. ViRexx is presently listed and accordingly, ViRexx is presently subject to the audit committee financial expert requirement.

The Board of Directors has determined that ViRexx has at least one audit committee financial expert serving on its audit committee. The audit committee financial expert serving on ViRexx’s audit committee is Mr. Douglas Gilpin. Mr. Gilpin is a chartered accountant and was an audit partner with KPMG LLP, Chartered Accountants, from 1981 to 1999. ViRexx believes that Mr. Gilpin is “independent” as that term is defined in the listing standards applicable to it as a listed American Stock Exchange issuer.

Item 16B. Code of Ethics

ViRexx has adopted a Code of Conduct that applies to its Chief Executive Officer and all of its directors, officers and employees, or persons performing similar functions. A copy of ViRexx’s Code of Conduct is posted on the Company’s website at www.virexx.com. Any future changes to the Code of Conduct will be posted on the ViRexx’s website within five business days of the change being effective.

Item 16C. Principal Accountant Fees and Services

The following table represents aggregate fees billed to the Company for fiscal years ended December 31, 2006 and December 31, 2005 by PricewaterhouseCoopers, the Company’s principal accounting firm.

Accountant Fees and Services	2006		2005
Audit Fees		$142,481		$123,601
Audit Related Fees	$	Nil	$	Nil
Tax Fees		$44,575		$4,500
All Other Fees		$17,954		Nil
		$205,010		$128,101

Audit Fees. The audit fees for the years ended December 31, 2006 and 2005, respectively, were paid for professional services rendered for the audits of our consolidated financial statements, quarterly reviews, consents, and assistance with review of documents filed with the SEC.

Tax Fees. Tax fees for the years ended December 31, 2006 and 2005, respectively, were paid for services related to tax compliance, including the preparation of tax returns and tax planning and tax advice.

Other Fees. For the year ended December 31, 2006, other fees represent allowable services performed by the external auditor relating to the scoping of Canadian Securities Administrators National Instrument 52-109. The Company did not incur any other fees for the year ended December 31, 2005.

The Audit Committee of our Board of Directors chooses and engages our independent auditors to audit our financial statements. In 2006, our Board of Directors also adopted a policy requiring management to obtain the audit committee’s approval before engaging our independent auditors to provide any other audit or permitted non-audit services to us. This policy, which is designed to assure that such engagements do not impair the independence of our auditors, requires the audit committee to pre-approve audit and non-audit services that may be performed by our auditors.

Item 16D. Exemption from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

For the fiscal year ended December 31, 2006.

None.

ISSUER PURCHASES OF EQUITY SECURITIES THROUGH NORMAL COURSE ISSUER BID (1)

For the fiscal year ended December 31, 2005.

Period December 23, 2004 to December 31, 2005	(a) Total Number of Shares (or Units) Purchased	(b) Average Price Paid per Share (or Units)	(c) Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs
Month #1 December 23, 2004 to December 22, 2005	—	—	—	2,663,823
Month #2 January 1, 2005 to January 31, 2005	40,800	$1.10	—	2,623,023
Month #3 February 1, 2005 to February 28, 2005	200	$1.10	—	2,622,823
Month #4 March 1, 2005 to March 31, 2005	90,000	$1.48	—	2,532,823
Month #5 April 1, 2005 to April 30, 2005	6,000	$1.44	—	2,526,823
Month #6 May 1, 2005 to May 31, 2005	—	—	—	2,526,823
Month #7 June 1, 2005 to June 30, 2005	108,800	$1.01	—	2,418,023
Month #8 July 1, 2005 to July 31, 2005	331,200	$1.00	—	2,086,823
Month #9 August 1, 2005 to August 31, 2005	1,003,800	$1.04	—	1,083,023
Month #10 September 1, 2005 to September 30, 2005	—	—	—	1,083,023
Month #11 October 1, 2005 to October 31, 2005	—	—	—	1,083,023
Month #12 November 1, 2005 to November 30, 2005	350,000	$1.10	—	733,023
Month #13 December 1, 2005 to December 31, 2005	126,100	$1.16	—	606,923

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

PART III

Item 17. Financial Statements

Our audit Financial Statements are included as the “F” pages attached to this report.

ViRexx Medical Corp.

Consolidated Financial Statements
December 31, 2006 and 2005
(expressed in Canadian dollars)

Auditors’ Report	PricewaterhouseCoopers LLP Chartered Accountants suite 1501, TD Tower 10088-102 Avenue NW Edmonton, Alberta Canada T5J 3N5 Telephone +1 (780) 441 6700 Facsimile: +1 (780) 441 6776

To the Shareholders of
ViRexx Medical Corp.

We have audited the consolidated balance sheets of ViRexx Medical Corp. as at December 31, 2006 and 2005 and the consolidated statements of loss, shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2006. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2006 and 2005 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2006 in accordance with generally accepted accounting principles in Canada.

/s/ Pricewaterhousecoopers LLP

Chartered Accountants

Edmonton, Alberta
March 9, 2007

Comments by Auditors for U.S. Readers on Canada - U.S. Reporting difference

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is substantial doubt about the Company’s ability to continue as a going concern as described in Note 1 to the financial statements. Our report to the shareholders dated March 9, 2007 is expressed in accordance with Canadian reporting standards, which do not require a reference to such going concern uncertainty in the auditor’s report when the uncertainty is properly accounted for and adequately described in the financial statements.

/s/ Pricewaterhousecoopers LLP

Chartered Accountants

Edmonton, Alberta
March 9, 2007

PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and the other member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.

ViRexx Medical Corp.
(a development stage company)
Consolidated Balance Sheets

(expressed in Canadian dollars)

	December 31, 2006 $	December 31, 2005 $

Assets

Current assets
Cash	405,354	237,462
Short-term investments	10,336,837	5,334,388
Prepaid expenses and deposits	168,502	166,658
Other current assets	194,476	39,606

	11,105,169	5,778,114
Property and equipment (note 5)	475,079	518,134
Acquired intellectual property (note 6)	27,369,445	29,990,097

	38,949,693	36,286,345

Liabilities

Current liabilities
Accounts payable	412,441	227,625
Accrued liabilities (note 8)	1,185,762	442,541

	1,598,203	670,166
Obligations under capital lease	5,351	-
Future income taxes (note 9)	5,346,990	1,168,377

	6,950,544	1,838,543

Commitments and contingencies (note 10)

Shareholders’ Equity

Common shares - no par value; unlimited shares authorized; 72,760,717 shares and 58,443,445 shares issued and outstanding, respectively (note 13)	54,064,680	45,989,189
Contributed surplus (note 13)	11,748,640	4,779,409
Deficit accumulated during development stage	(33,814,171)	(16,320,796)

	31,999,149	34,447,802

	38,949,693	36,286,345

The accompanying notes are an integral part of the financial statements.

Approved by the Board of Directors
/s/ Lorne Tyrell, Ph.D, M.D	/s/ Douglas Gilpin, CA
Lorne Tyrell, Ph.D, M.D Chief Executive Office and Director	Douglas Gilpin, CA Chairman of the Board

ViRexx Medical Corp.
Consolidated Balance Sheets
As at December 31, 2006 and 2005

(expressed in Canadian dollars)
	Common shares
	Number #	Amount $	Equity component of debenture $	Contributed surplus $	Deficit accumulated during development stage $	Total shareholders’ equity $

Balance - October 30, 2000	-	-	-	-	-	-
Shares issued on incorporation	200	259	-	-	-	259
Net loss	-	-	-	-	(177,397)	(177,397)

Balance - December 31, 2000	200	259	-	-	(177,397)	(177,138)
Issuance of common shares	16,617,283	1,153,081	-	-	-	1,153,081
Exercise of warrants	260,039	207,094	-	-	-	207,094
Share issue costs	-	(69,067)	-	-	-	(69,067)
Net loss	-	-	-	-	(1,011,957)	(1,011,957)

Balance - December 31, 2001	16,877,522	1,291,367	-	-	(1,189,354)	102,013
Shares issued on settlement of debt	682,686	218,460	-	-	-	218,460
Issuance of common shares	184,000	800,024	-	-	-	800,024
Exercise of warrants	1,869	1,428	-	-	-	1,428
Share issue costs	-	(7,749)	-	-	-	(7,749)
Issuance of convertible debenture	-	-	90,000	-	-	90,000
Amalgamation	(1,000,000)	-	-	-	-	-
Net loss	-	-	-	-	(1,260,472)	(1,260,472)

Balance - December 31, 2002	16,746,077	2,303,530	90,000	-	(2,449,826)	(56,296)
Issued under private placement	48,000	31,200	-	-	-	31,200
Exercise of stock options	300,000	126,600	-	-	-	126,600
Conversion of debentures	684,648	261,277	(30,882)	-	-	230,395
Amalgamation	(7,378,725)	-	-	-	(24,498)	(24,498)
Issue of special warrants	5,200,000	2,881,060	-	205,150	-	3,086,210
Stock options issued to non-employees	-	-	-	85,000	-	85,000
Net loss - restated	-	-	-	-	(1,383,562)	(1,383,562)

Balance - December 31, 2003	15,600,000	5,603,667	59,118	290,150	(3,857,886)	2,095,049
Retroactive adjustment for stock-based compensation	-	-	-	734,773	(734,773)	-

Balance - December 31, 2003 (restated)	15,600,000	5,603,667	59,118	1,024,923	(4,592,659)	2,095,049
Issued through public offering	11,000,000	8,388,820	-	411,180	-	8,800,000
Issued as corporate finance fee	400,000	-	-	-	-	-
Exercise of warrants	5,500	5,500	-	-	-	5,500
Acquisition of AltaRex Medical Corp.	26,257,759	28,620,957	-	-	-	28,620,957
Exercise of stock options	13,218	15,727	-	(5,153)	-	10,574
Share issue costs	-	(879,688)	-	-	-	(879,688)
Fair value of stock options issued on the acquisition of AltaRex	-	-	-	1,815,378	-	1,815,378
Stock-based compensation	-	-	-	380,577	-	380,577
Net loss (restated - note 4)	-	-	-	-	(3,657,760)	(3,657,760)

Balance - December 31, 2004 (restated - note 4)	53,276,477	41,754,983	59,118	3,626,905	(8,250,419)	37,190,587

Continued on next page

The accompanying notes are an integral part of the financial statements.

ViRexx Medical Corp.
Consolidated Balance Sheets …continued
As at December 31, 2006 and 2005

(expressed in Canadian dollars)

Common shares
Number #	Amount $	Equity component of debenture $	Contributed surplus $	Deficit accumulated during development stage $	Total shareholders’ equity $

Balance - December 31, 2004 (restated - note 4)	53,276,477	41,754,983	59,118	3,626,905	(8,250,419)	37,190,587
Repurchase of shares	(2,056,900)	(1,645,113)	-	-	(610,663)	(2,255,776)
Exercise of stock options	225,218	267,413	-	(75,699)	-	191,714
Private placement	4,035,665	2,970,316	-	1,065,349	-	4,035,665
Exercise of warrants	2,302,875	2,277,370	-	(294,495)	-	1,982,875
Conversion of debentures	561,100	591,281	-	-	-	591,281
Conversion and redemption of debentures	-	-	(59,118)	-	-	(59,118)
Share issue costs	99,010	(227,061)	-	-	-	(227,061)
Stock-based compensation	-	-	-	457,349	-	457,349
Net loss	-	-	-	-	(7,459,714)	(7,459,714)

Balance - December 31, 2005	58,443,445	45,989,189	-	4,779,409	(16,320,796)	34,447,802
Exercise of stock options	590,000	439,341	-	(143,340)	-	296,001
Private placements	13,527,272	9,032,430	-	5,967,570	-	15,000,000
Common shares issued	200,000	148,000	-	-	-	148,000
Share issue costs	-	(1,544,280)	-	539,962	-	(1,004,318)
Stock-based compensation	-	-	-	605,039	-	605,039
Net loss	-	-	-	-	(17,493,375)	(17,493,375)

Balance - December 31, 2006	72,760,717	54,064,680	-	11,748,640	(33,814,171)	31,999,149

The accompanying notes are an integral part of the financial statements.

ViRexx Medical Corp.
(a development stage company)
Consolidated Statements of Loss

(expressed in Canadian dollars)

	Years ended December 31,				Cumulative from October 30, 2000 to
					December 31,
	2006 $	2005 $		2004 $ (Restated - Note 4)	2006 $

Revenue	-		-	-	-

Expenses
Research and development (note 12)	5,937,122		4,750,190	1,796,680	13,892,054
Corporate administration	4,976,837		3,650,282	1,887,711	12,586,301
Amortization	2,771,283		2,499,174	71,348	5,432,626

	13,685,242		10,899,646	3,755,739	31,910,981

Loss from operations	(13,685,242)		(10,899,646)	(3,755,739)	(31,910,981)

Other income (expenses)
Interest income	400,201		218,504	127,728	753,930
Gain (loss) on disposal of property and equipment	878		-	1,955	(104,842)
(Loss) gain on foreign exchange	(30,599)		(45,528)	14,971	(108,252)
Debenture interest	-		(95,201)	(61,999)	(272,960)
Other	-		3,731	15,324	19,055

	370,480		81,506	97,979	286,931

Loss before income taxes	(13,314,762)		(10,818,140)	(3,657,760)	(31,624,050)

Future income taxes (expense) recovery	(4,178,613)		3,358,426	-	(820,187)

Net loss	(17,493,375)		(7,459,714)	(3,657,760)	(32,444,237)

		$	$		$

Basic and diluted loss per common share (note 14)	(0.25)		(0.13)	(0.14)

#			#	#

Basic and diluted weighted average number of common shares	68,921,409		55,827,119	25,268,388

The accompanying notes are an integral part of the financial statements.

ViRexx Medical Corp.
(a development stage company)
Consolidated Statements of Cash Flows

expressed in Canadian dollars)

	Years ended December 31,			Cumulative from October 30, 2000 to
				December 31,
	2006 $	2005 $	2004 $ (Restated - Note 4)	2006 $

Cash provided by (used in)

Operating activities
Net loss	(17,493,375)	(7,459,714)	(3,657,760)	(32,444,237)
Items not affecting cash
Debenture interest	-	95,201	54,526	265,487
Amortization	2,771,283	2,499,174	71,348	5,432,626
Stock-based compensation	605,039	457,349	380,577	1,654,265
Investor relations	148,000	-	-	148,000
Write off of patent costs	-	-	242,626	242,626
(Gain) loss on disposal of property and equipment	(878)	-	(1,955)	104,842
Unrealized foreign exchange gain	-	(356)	(9,471)	(9,827)
Future income taxes	4,178,613	(3,358,426)	-	820,187
Operating assets and liabilities (note 15)	764,215	215,670	(346,104)	1,155,476

	(9,027,103)	(7,551,102)	(3,266,213)	(22,630,555)

Financing activities
Repayment of capital lease	(1,755)	-	-	(1,755)
Issuance of share capital - net of share issue costs	14,291,683	5,983,193	7,405,027	33,066,639
Amounts due to related parties	-	-	(35,341)	-
Advances from shareholder	-	-	-	769,900
Repayment of advances from shareholder	-	-	-	(769,900)
Convertible debentures	-	(600,144)	-	84,856
Restricted cash		659,000	(659,000)	-
Repurchase of shares	-	(2,255,776)	-	(2,255,776)

	14,289,928	3,786,273	6,710,686	30,893,964

Investing activities
Acquisition of property and equipment	(92,484)	(131,991)	(403,364)	(1,000,906)
Cash acquired on acquisition	-	-	3,710,419	3,729,561
Proceeds on sale of property and equipment	-	5,682	2,861	17,753
Expenditures on patents and trademarks	-	-	-	(267,626)
(Increase) decrease in short-term investments	(5,002,449)	3,483,588	(8,817,976)	(10,336,837)

	(5,094,933)	3,357,279	(5,508,060)	(7,858,055)

Increase (decrease) in cash	167,892	(407,550)	(2,063,587)	405,354

Cash - Beginning of period	237,462	645,012	2,708,599	-

Cash - End of period	405,354	237,462	645,012	405,354

Supplementary information (note 15)

The accompanying notes are an integral part of the financial statements.

ViRexx Medical Corp.
Notes to Consolidated Financial Statements

(expressed in Canadian dollars)

1	Going concern

These consolidated financial statements have been prepared using generally accepted accounting principles that are applicable to a going concern, which contemplates that ViRexx Medical Corp. (the “Company” or “ViRexx”) will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business. The use of these principles may not be appropriate because at December 31, 2006 there was substantial doubt that the Company will be able to continue as a going concern without raising additional financial resources.

The Company’s management is considering all financing alternatives and is seeking to raise additional funds for operations from all potential sources. This disclosure is not an offer to sell, nor a solicitation of an offer to buy the Company’s securities. While the Company is striving to achieve the above plans, there is no assurance that such funding will be available or obtained on favorable terms.

These financial statements do not reflect adjustments in the carrying values of the assets and liabilities, expenses, and the balance sheet classification used, that would be necessary if the going concern assumption were not appropriate. Such adjustments could be material.

The Company’s management believes sufficient financial resources exist to fund operations into late 2007.

2	Nature of operations

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

The Company began as Novolytic Corp. on October 30, 2000. ViRexx Research Inc. was incorporated under the Business Corporations Act (Alberta) on June 6, 2001 and on August 1, 2002 ViRexx Research Inc. amalgamated with Novolytic Corp. to continue as ViRexx Research Inc. (“ViRexx Research”). On December 23, 2003, ViRexx Research was amalgamated with ViRexx Medical Corp. and Norac Industries Inc. (“Norac”) to form and continue business as ViRexx Medical Corp. Norac was a public company whose shares were listed on the TSX Venture Exchange. On completion of the amalgamation with Norac, ViRexx became a listed company.

On December 10, 2004, pursuant to a plan of arrangement, the Company acquired all of the outstanding shares of AltaRex Medical Corp. (“AltaRex”) by issuing one-half of one common share in exchange for each issued share of AltaRex. Following the acquisition, the Company became listed on the Toronto Stock Exchange.

On December 23, 2005, the Company became listed on the American Stock Exchange.

ViRexx Medical Corp.
Notes to Consolidated Financial Statements

(expressed in Canadian dollars)

3	Summary of significant accounting policies

These financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles which, with respect to the Company, do not differ materially from those applied in the United States except as disclosed in note 18. These financial statements have, in management’s opinion, been properly prepared within reasonable limits of materiality and within the framework of the accounting policies summarized below.

a)	Basis of consolidation

These consolidated financial statements include the accounts of the Company and all of its wholly owned subsidiaries. All material inter-company balances and transactions have been eliminated on consolidation.

b)	Comparative figures

Certain amounts in prior year’s financial statements have been reclassified to conform to the current year’s presentation.

c)	Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that impact the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as at the date of the financial statements and the reported amounts of revenue and expense during the reporting period. Significant estimates are used for, but not limited to, provisions for the assessment of the recoverability of long-lived assets, accruals for contract manufacturing and research and development agreements, allocation of overhead expenses to research and development, stock-based compensation and, provisions for taxes and contingencies. Actual results could differ from those estimates.

d)	Cash and cash equivalents

The Company considers all highly liquid investments with a maturity of three months or less at the date of purchase to be cash or cash equivalents.

e)	Short-term investments

Short term investments include securities and term deposits with an original maturity of greater than three months and less than twelve months. Investments are carried at book value plus accrued interest.

ViRexx Medical Corp.
Notes to Consolidated Financial Statements

(expressed in Canadian dollars)

f)	Property and equipment

Property and equipment are stated at cost. Amortization is provided using the declining balance method at the following annual rates:

Laboratory equipment	20%
Office furniture and equipment	20%
Computer equipment	30%
Computer software	100%

Leasehold improvements are amortized on a straight-line basis over the term of the lease.

g)	Licenses

Licenses represents the amount paid for the rights to use certain patents and is recorded at cost. Amortization is provided for on a straight-line basis over twelve years, being the lesser of the term of the licensing agreements and the useful life.

h)	Unither development agreement

This agreement is recorded at cost and was acquired on the acquisition of AltaRex Medical Corp. as described in note 6. The carrying amount does not necessarily reflect future values and the ultimate amount recoverable will be dependent upon the successful development and commercialization of products. This amount is being amortized on a straight-line basis over the estimated term of the agreement, which is twelve years.

i)	Revenue

Revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred, the price is fixed and determinable and collection is reasonably assured.

j)	Government grants and investment tax credits

Government assistance is recognized when the expenditures that qualify for assistance are made and the Company has complied with the conditions for the receipt of government assistance. Government assistance is applied to reduce the carrying amount of any assets acquired or to reduce eligible expenses incurred. A liability to repay government assistance, if any, is recorded in the period when the conditions arise that causes the assistance to become repayable.

k)	Research and development costs

Research costs are expensed in the period incurred. Development costs are expensed in the period incurred unless technical and market viability of a development project have been established. No development costs have been deferred to date.

ViRexx Medical Corp.
Notes to Consolidated Financial Statements

(expressed in Canadian dollars)

l)	Foreign currency translation

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

m)	Income taxes

The Company follows the asset and liability method of income tax allocation. Under this method, future income taxes are recognized for the future income tax consequences attributable to differences between the carrying values of assets and liabilities and their respective income tax basis. Future income tax assets and liabilities are measured using substantively enacted income tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in rates is included in earnings in the period that includes the date of substantial enactment. Future income tax assets are recorded in the financial statements if realization is considered more likely than not.

n)	Stock-based compensation

The Company grants stock options to directors, employees and consultants pursuant to a stock option plan. Awards of stock options to non-employees are accounted for in accordance with the fair value method and result in compensation expense. Effective January 1, 2004, awards of stock options granted to employees, officers and directors are accounted for in accordance with the fair value method and result in compensation expense. The expense is recognized in income over the shorter of the service period of the employees to whom the option was granted or the vesting period of the specific option. The corresponding credit is recorded as contributed surplus. Any consideration paid on the exercise of stock options is credited to share capital. Previously, the Company did not record any compensation expense upon the issuance of stock options to employees, officers and directors.

o)	Impairment of long-lived assets

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

p)	Loss per share

Basic loss per share is computed by dividing the net loss by the weighted average number of common shares outstanding during the year. The Company uses the treasury stock method of calculating diluted loss per share. Under the treasury stock method, the weighted average number of common shares outstanding for the calculation of diluted loss per share assumes that the proceeds to be received on the exercise of dilutive stock options or warrants is applied to repurchase common shares at the average market price for the year.

ViRexx Medical Corp.
Notes to Consolidated Financial Statements

(expressed in Canadian dollars)

4	Restatement - 2004

Effective January 1, 2004, the Company wrote off the carrying value of capitalized costs incurred on patents and trademarks to reflect the uncertainty associated with any future economic benefit. This was accounted for retroactively and the prior year’s financial statements were restated. As this did not represent a change in accounting policy, the total impact of the write down should have been reflected in the year ended December 31, 2004. The financial statements were restated in 2005 to reflect this treatment. The impact of this restatement was a $242,626 increase in the net loss previously reported for the year ended December 31, 2004.

5	Property and equipment

	2006

	Cost $	Accumulated amortization $	Net $

Laboratory equipment	489,347	208,344	281,003
Office furniture and equipment	116,874	45,356	71,518
Computer equipment and software	248,610	150,575	98,035
Leasehold improvements	36,469	11,946	24,523

	891,300	416,221	475,079

Amortization expense relating to property and equipment charged to current operations was $150,631 (2005 - $141,733; 2004 - $69,264)

	2005

	Cost $	Accumulated amortization $	Net $

Laboratory equipment	468,834	142,047	326,787
Office furniture and equipment	108,434	30,175	78,259
Computer equipment and software	175,085	92,073	83,012
Leasehold improvements	36,469	6,393	30,076

	788,822	270,688	518,134

ViRexx Medical Corp.
Notes to Consolidated Financial Statements

(expressed in Canadian dollars)

6	Acquired intellectual property

	2006 $	2005 $

Unither development agreement - net of accumulated amortization of $4,973,927 (2005 - $2,355,358)	27,356,595	29,975,164
Other licenses - net of accumulated amortization of $12,150 (2005 - $10,067)	12,850	14,933
	27,369,445	29,990,097

Amortization expense relating to intellectual property charged to operations was $2,620,652 (2005 - $2,357,441; 2004 - $2,084).

On December 10, 2004, the Company acquired certain intellectual property and related agreements. These assets resided in AltaRex, a holding company with no active business. The Company completed the acquisition by issuing 26,257,759 common shares in exchange for all of the issued and outstanding shares of AltaRex. The assets consisted primarily of an Exclusive Agreement with Unither Pharmaceuticals Inc. (“Unither”), a wholly owned subsidiary of United Therapeutics Corporation (“United Therapeutics”), for the development of five monoclonal antibodies, including OvaRex® MAb, the Company’s lead product in late stage development for the treatment of ovarian cancer. Under the terms of the agreement, Unither received exclusive rights for development and commercialization of the products worldwide, with the exception of rights retained by the Company to the majority of the European Union and certain other countries. Unither is responsible for the costs of clinical trials, manufacturing and other development expenses for each product and is required to pay development milestone payments and royalties from product sales to the Company. Milestone payments include US$1.4 million on the completion of a Biologics License Application (“BLA”); and US$3.0 million on the approval of the BLA by the United States Food and Drug Administration. Neither of these milestones had been reached by December 31, 2006.

Consideration for the acquired assets was 26,257,759 ViRexx common shares with a fair value of $28,620,957 based on $1.09 per share, which was the market price per share at the date of announcement on October 15, 2004. The acquisition cost also includes $1,815,378 relating to the fair value of ViRexx stock options issued in exchange for AltaRex stock options and acquisition costs of $568,859.

The Unither agreement and related intellectual property acquired was valued at $34,553,666. Other net assets, which consisted of cash, equipment and a debenture payable, amounted to $3,201,475.

On November 3, 2006, the Company, through it’s wholly owned Irish subsidiary, ViRexx International Corp., entered into agreements with an unrelated company for the manufacture, licensing and distribution of OvaRex® MAb to the Company’s remaining unlicensed territories which, included the U.K., Ireland, France, Sweden, Finland and certain other European and middle-Eastern countries. As part of the agreements, the licensee will manufacture and supply OvaRex® MAb for the foregoing territories and ViRexx’s existing European licensing partners. These agreements result in a net effective royalty of approximately 25% to ViRexx on net sales of OvaRex® MAb in these European and middle-Eastern countries.

ViRexx Medical Corp.
Notes to Consolidated Financial Statements

(expressed in Canadian dollars)

Under the terms of the agreements, the licensee agreed to purchase approximately CAN$2.0 million in newly issued common shares and an additional US$4.0 million of common shares based on the achievement of future milestones. As the initial milestone, the licensee has purchased 1,818,182 units of ViRexx at a price of $1.10 per unit, for proceeds to ViRexx of $2.0 million as described in note 13.

The Company is a party to other license and development agreements with various third parties. In each case, the third party may be entitled to receive any one or a combination of milestone payments, royalty payments and stock options based on the product development stage or sales revenue from the development of certain products or technology.

The Company has not made any payments under these agreements and has no liability for payments or the issue of shares or options at December 31, 2006.

7	Related party transactions and balances

Related parties consist of certain directors and shareholders, companies owned or controlled by certain shareholders and professional firms in which, certain directors, officers or shareholders have interests. The following transactions were incurred in the normal course of operations and are measured at the exchange amount.

During the year, the Company incurred amounts totalling approximately $301,870 (2005 - $373,010) for legal services rendered by a firm in which a certain corporate officer is a partner. The Company also paid $138,750 (2005 - $41,670) for consulting services rendered by a director of the company.

8	Accrued liabilities

	2006 $	2005 $

Accrued liabilities comprise
Salaries	690,813	362,737
Professional fees	206,987	60,092
Clinical trial costs	149,000	-
Other	138,962	19,712

	1,185,762	442,541

ViRexx Medical Corp.
Notes to Consolidated Financial Statements

(expressed in Canadian dollars)

9	Income taxes

The reconciliation of income taxes expense (recovery) attributable to operations using the statutory tax rate is as follows:

	2006 $	2005 $	2004 $ (Restated)

Canadian statutory rates	32.49%	33.62%	33.87%

Expected recovery at the statutory rate	(4,342,861)	(3,637,058)	(1,239,000)
Unrecognized deductible temporary differences and tax losses	8,983,035	(129,368)	1,109,000
Research and development investment tax credits	(1,091,142)	-	-
Impact of substantively enacted rates	539,583	-	-
Stock-based compensation and other non-deductible expenses	89,998	408,000	130,000

Future income taxes expense (recovery)	4,178,613	(3,358,426)	-

Significant components of the Company’s future tax balances are as follows:

	2006 $	2005 $

Future tax assets
Non-capital loss carry forwards	6,173,303	4,754,155
Irish trading losses	90,288	-
Research and development deductions and investment tax credits	2,534,944	1,231,946
Other assets	595,282	547,566

	9,393,817	6,533,667
Future tax liabilities
Acquired intellectual property	(5,757,772)	(7,702,044)

	3,636,045	(1,168,377)

Valuation allowance	(8,983,035)	-

Net future tax liability	(5,346,990)	(1,168,377)

ViRexx Medical Corp.
Notes to Consolidated Financial Statements

(expressed in Canadian dollars)

At December 31, 2006, the Company had approximately $21,255,000 of Canadian non-capital loss carry forwards; $722,000 of Irish trading losses; $4,657,000 of Canadian scientific research and experimental development (“SR&ED”) expenditures; and, $1,184,000 of Canadian investment tax credits available to reduce taxable income in future years.  The benefit related to $2,381,000 of the Canadian non-capital losses has been recognized in these financial statements as a reduction to future income tax liabilities. The realization of the remaining Canadian non-capital loss carry forwards, Irish trading losses, Canadian SR&ED expenditures and Canadian investment tax credits is not considered more likely than not of being realized through the use of feasible tax planning strategies.  SR&ED expenditures and Irish trading losses may be carried forward indefinitely.  The Canadian loss carry forwards and investment tax credits expire as follows

	Non-capital loss carry forwards $	Investment tax credits $

2007	208,000	-
2008	334,000	-
2009	668,000	10,000
2010	929,000	1,000
2012	-	2,000
2013	1,545,000	19,000
2014	1,946,000	454,000
2015	8,348,000	698,000
2026	7,277,000	-

	21,255,000	1,184,000

10	Commitments and contingencies

At December 31, 2006, expected minimum lease payments in each of the next five years and in total, relating to the office and laboratory facility and clinical research, are as follows:

$

2007	152,165
2008	129,623
2009	124,885
2010	115,885
2011	48,285
Thereafter	-

570,843

Refer to notes 6 and 11 for additional and commitments and contingencies at December 31, 2006.

ViRexx Medical Corp.
Notes to Consolidated Financial Statements

(expressed in Canadian dollars)

11	Government assistance and research and development projects

During the year ended December 31, 2006, the Company qualified for a non-repayable grant in the amount of $222,140 (2005 $45,000; 2004 - $364,430) from the National Research Council of Canada, of which $84,697 remained receivable at December 31, 2006 (2005 - $nil; December 31, 2004 - $nil).

In 2004, the Company entered into a technology commercialization agreement with the Alberta Heritage Foundation for Medical Research (“AHFMR”) in support of costs for the Phase I liver cancer study for the OcclusinTM Injection product. Funding of $500,000 was received and credited against research and development expenses in the year ended December 31, 2004. The Company is required to pay a royalty equivalent to twice the amount of funding received, from the commercial success of the resulting products and technology, at a rate of the lesser of 5% of gross sales or $100,000 per annum. The maximum total payments by the Company under this agreement are $1,000,000 and begin once there are commercial sales. To date, there have been no commercial sales.

In 1997, AltaRex entered into an agreement with the AHFMR to jointly fund clinical trials, with AltaRex controlling, through ownership or licensing, certain technology as described in the agreement. Funding of $500,000 was received in 1997. The Company is required to pay a royalty equivalent to twice the amount of funding received from the commercial success of the resulting products and technology, at a rate of the lesser of 5% of gross sales or $100,000 per annum. The maximum total payments by the Company under this agreement are $1,000,000 and begin once there are commercial sales. To date, there have been no commercial sales.

Amounts received related to government assistance were recorded as a reduction of research and development expense.

12	Research and development projects

The Company is in the development stage and conducts research and development in the areas of biopharmaceutical products for the treatment of ovarian cancer, chronic hepatitis B, chronic hepatitis C and selected solid tumors.

•
OvaRex® MAb is a murine monoclonal antibody that has a high degree of specificity to a tumor associated antigen that is over-expressed in the majority of late stage ovarian cancer patients. The Company believes that the product acts as an immunotherapeutic agent by inducing and/or amplifying the patient’s immune response against ovarian cancer. ViRexx continues to have costs associated with the OvaRex® MAb development program. Pursuant to the Defiante Agreement, ViRexx pays for all release tests of the drug product, many of which will be out-sourced to contract research organizations. ViRexx will also continue to support Technology Transfer from Unither to Tecnogen and perform all necessary activities associated with the migration of key resources to Europe. Broad worldwide protection of the intellectual property, including trademarks, for the AIT platform continues to be a priority. Additional resources will be allocated to regulatory activities needed for obtaining a Marketing Authorization in Europe, as well as marketing activities needed to establish a pricing and reimbursement strategy in Europe.

ViRexx Medical Corp.
Notes to Consolidated Financial Statements

(expressed in Canadian dollars)

•
The Company’s T-ACT™ technology platform is a novel and proprietary targeted tumor starvation technology platform which has the potential to be applied to develop a wide range of products that stop the flow of blood to solid tumours, both malignant (cancer) and non-malignant (benign).

•
The Chimigen™ technology platform encompasses a molecular design recognizable by the body’s immune system to break tolerance by mounting a humoral (antibody) as well as a highly desirable cellular response to clear the virus that is responsible for the chronic infection.

	2006 $	2005 $	2004 $

T-ACT™	1,609,644	1,236,748	410,018
Chimigen™	3,651,341	3,162,108	2,251,092
OvaRex® MAb	898,277	396,334	-

Gross research and development expenses	6,159,262	4,795,190	2,661,110
Government grants	(222,140)	(45,000)	(864,430)

Net research and development expenses	5,937,122	4,750,190	1,796,680

13	Share capital

Authorized share capital

The Company is authorized to issue an unlimited number of no par value common shares.

Normal Course Issuer Bid

On December 21, 2004, the Company received approval for a Normal Course Issuer Bid allowing the Company to repurchase up to 2,663,824 common shares during the period from December 23, 2004 to December 22, 2005, at the market price at the time of purchase. The Company repurchased 2,056,900 common shares at an average price of $1.10 per share for the period January 1, 2005 to December 22, 2005, which resulted in a charge of $1,645,113 to share capital and a charge of $610,663 to the deficit.

2006 Transactions

On February 16, 2006, the Company completed a private placement of 10,909,090 units for gross proceeds of $12,000,000. Each unit consists of one common share and one common share purchase warrant. Each common share warrant entitles the holder to purchase one common share of the Company at a price of $1.50 for a period of two years. Proceeds of the issue were allocated to contributed surplus based on the estimated fair value of the warrants on the date granted. The brokers for the private placement received compensation of 7% of the gross proceeds and 1,090,909 broker warrants valued at $539,962 as a commission. Each broker warrant entitles the brokers to acquire one common share of the Company for $1.50 per share until February 15, 2008. Additional cash costs of $64,603 were also incurred.

ViRexx Medical Corp.
Notes to Consolidated Financial Statements

(expressed in Canadian dollars)

On April 7, 2006, the Company completed a private placement of 800,000 units for gross proceeds of $1,000,000. Each unit consists of one common share and one common share purchase warrant. Each common share warrant entitles the holder to purchase one common share of the Company at a price of $1.75 for a period of two years. Proceeds of $276,480 were allocated to contributed surplus based on the estimated fair value of the warrants on the date granted. The broker for the private placement received cash of $40,000 as a commission.

On November 1, 2006, the Company issued 200,000 common shares at a price of $0.74 to in lieu of cash consideration for investor relations consulting.

On December 6, 2006, the Company completed a private placement of 1,818,182 units for gross proceeds of $2,000,000. Each unit consists of one common share and one common share purchase warrant. Each common share warrant entitles the holder to purchase one common share of the Company at a price of $1.25 for a period of two years. Proceeds of $286,727 were allocated to contributed surplus based on the estimated fair value of the warrant on the date granted. The brokers for the private placement received cash of $59,715 as a commission.

2005 Transactions

On September 9, 2005, the Company completed a brokered private placement of 4,035,665 units for gross proceeds of $4,035,665. Each unit consisted of one common share and one-half of one share purchase warrant. Each whole share purchase warrant entitles the holder to purchase one common share of ViRexx at a price of $1.20 for a period of two years. Proceeds were allocated $2,970,316 to share capital and $1,065,349 to contributed surplus based on the estimated fair value of the warrants on the date granted. The broker for the private placement received cash of 7% of the gross proceeds and 403,567 broker warrants as a commission. Each broker warrant entitles the broker to acquire one common share of the Company for $1.20 per share until September 9, 2007.

Stock options

The Company’s Stock Option Plan provides for the granting of stock options to directors, officers, employees and consultants. On June 16, 2005, the Company’s shareholders approved a new plan (the “Plan”). The Plan permits the issuance of stock options to purchase a maximum of 8,256,000 common shares of the Company. All options vest within 3 years or less and are exercisable for a period of ten years or less from the grant.

ViRexx Medical Corp.
Notes to Consolidated Financial Statements

(expressed in Canadian dollars)

The following table summarizes information relating to stock options outstanding and exercisable under the Plan at December 31, 2006, 2005 and 2004.

		2006		2005		2004

	Stock options #	Weighted average Exercise price $	Stock options #	Weighted average Exercise price $	Stock options #	Weighted average Exercise price $

Outstanding - Beginning of period	6,670,200	0.84	6,369,168	0.84	2,103,218	0.80
Granted	837,363	1.00	640,000	1.04	4,564,168	0.85
Exercised	(590,000)	0.50	(225,218)	0.85	(13,218)	0.80
Cancelled	(821,322)	0.91	(113,750)	5.64	(285,000)	0.80

Outstanding - End of period	6,096,241	0.81	6,670,200	0.84	6,369,168	0.84

Exercisable - End of period	5,282,401	0.78	5,712,066	0.80	5,121,968	0.83

On February 1, 2005, the Company granted 300,000 stock options as an inducement to an individual to join the Company as an officer. The options are exercisable at $1.17 per share and expire on February 1, 2015. These options were not issued under the Plan. One-third of these options vested immediately and the remaining options vest over a period of two years. Compensation expense arising from the options is recognized over the vesting period.

ViRexx Medical Corp.
Notes to Consolidated Financial Statements

(expressed in Canadian dollars)

The following table summarizes information relating to currently outstanding and exercisable options:

2006

Outstanding			Exercisable

Exercise price $	Number of shares #	Average expiration life (years)	Number of shares #

0.48	1,125,000	0.92	1,125,000
0.72	150,000	9.96	50,000
0.73	265,000	4.45	265,000
0.76	70,000	7.61	50,000
0.80	2,506,333	1.78	2,450,000
0.86	400,000	6.44	400,000
0.90	582,733	6.05	564,733
0.94	40,000	5.47	40,000
0.99	560,000	8.88	186,668
1.30	347,175	9.25	111,000
1.46	30,000	8.29	20,000
3.90	10,000	4.28	10,000
6.26	10,000	4.40	10,000

	6,096,241		5,282,401

2005

		Outstanding	Exercisable

Exercise price $	Number of shares #	Average expiration life (years)	Number of shares #

0.48	1,675,000	7.63	1,675,000
0.76	50,000	7.75	50,000
0.80	2,923,000	2.96	2,796,333
0.86	475,000	5.35	475,000
0.90	697,200	9.21	445,733
0.94	190,000	4.47	190,000
0.99	560,000	9.84	-
1.39	50,000	1.33	50,000
1.46	30,000	9.28	10,000
3.90	10,000	5.53	10,000
6.26	10,000	5.65	10,000

	6,670,200		5,712,066

ViRexx Medical Corp.
Notes to Consolidated Financial Statements

(expressed in Canadian dollars)

At December 31, 2006, the 6,096,241 options outstanding had a weighted average remaining term of approximately four years (2005 - five years).

Stock-based compensation expense

During the year ended December 31, 2006, the Company recognized $605,039 of compensation expense and contributed surplus. During the year ended December 31, 2005, the Company recognized $457,349 of compensation expense and contributed surplus. During the year ended December 31, 2004, the Company recognized $380,577 of compensation expense and contributed surplus.

The fair value of each stock option granted is estimated on the date of grant using the Black-Scholes option pricing model based on the following weighted average assumptions:

	2006	2005	2004

Expected life	7 years	7 years	5 years
Risk-free interest rate	4.1%	4.3%	4.0%
Expected volatility	58.6%	87.6%	77.2%
Expected dividend yield	0.0%	0.0%	0.0%
Expected forfeiture rate	25.0%	25.0%	25.0%

	$	$	$

Weighted average fair value of options granted	0.54	0.93	0.54

Warrants

At December 31, 2006, there were 17,077,471 (2005 - 2,819,299) warrants outstanding at a weighted average exercise price of $1.48 (2005 - $1.20). The value attributed to the warrants is included in contributed surplus.

	2006
Expiry date	Exercise price $	Opening #	Granted #	Exercised #	Expired #	Closing #

November 26, 2006	4.00	360,000	-	-	360,000	-
September 9, 2007	1.20	2,459,299	-	-	-	2,459,299
February 15, 2008	1.50	-	11,999,990	-	-	11,999,990
April 7, 2008	1.75	-	800,000	-	-	800,000
December 6, 2008	1.25	-	1,818,182	-	-	1,818,182

		2,819,299	14,618,172	-	360,000	17,077,471

ViRexx Medical Corp.
Notes to Consolidated Financial Statements

(expressed in Canadian dollars)

	2005
Expiry date	Exercise price $	Opening #	Granted #	Exercised #	Expired #	Closing #

April 14, 2005	0.80	1,100,000	-	(1,100,000)	-	-
June 23, 2005	0.80	500,000	-	(500,000)	-	-
October 14, 2005	1.00	5,086,595	-	(212,500)	(4,874,095)	-
October 14, 2005	1.00	5,496,500	-	(490,375)	(5,006,125)	-
November 26, 2006	4.00	360,000	-	-	-	360,000
September 9, 2007	1.20	-	2,459,299	-	-	2,459,299

		12,543,095	2,459,299	(2,302,875)	(9,880,220)	2,819,299

The fair value of the warrants was calculated using the Black-Scholes option valuation model and the following weighted average assumptions for the years ended December 31, 2006, 2005 and 2004.

	2006	2005	2004

Share price	$1.34	$1.05	$0.42
Exercise price	$1.48	$1.20	$1.00
Contractual life	2 years	2 years	1.5 years
Risk-free interest rate	4.0%	3.0%	2.8%
Expected volatility	61.20%	81.0%	77.0%
Expected dividend yield	0.0%	0.0%	0.0%

	$	$	$

Weighted average fair value of warrants granted	0.45	0.43	0.62

ViRexx Medical Corp.
Notes to Consolidated Financial Statements

(expressed in Canadian dollars)

14	Net loss per share

Common shares that could potentially dilute basic loss per share in the future, but were not included in the computation of diluted loss per share because to do so would be anti-dilutive, are as follows:

	2006 #	2005 #	2004 #

Stock options	6,396,241	6,970,200	6,369,168
Warrants	17,077,471	2,819,299	12,543,095

Total anti-dilutive shares	23,473,712	9,789,499	18,912,263

15	Supplementary cash flow information

	2006 $	2005 $	2004 $
Operating assets and liabilities
Prepaid expenses and deposits	(1,844)	216,485	(337,114)
Other current assets	(154,870)	73,824	472,062
Accounts payable and accrued liabilities	920,929	(74,639)	(481,052)

	764,215	215,670	(346,104)

	2006 $	2005 $	2004 $

Income taxes paid	-	-	-

Interest paid	1,458	200,144	3,667

Interest received	400,201	218,504	127,728

ViRexx Medical Corp.
Notes to Consolidated Financial Statements

(expressed in Canadian dollars)

16	Financial instruments

Financial instruments of the Company consist of cash, short-term investments, other current assets, accounts payable, accrued liabilities and capital leases. The fair value of these instruments approximates their carrying amount due to their immediate or short-term maturity.

Credit risk

Financial instruments that potentially expose the Company to significant concentrations of credit risk consist principally of cash and short-term investments. The Company has investment policies to mitigate against the deterioration of principal, to enhance the Company’s ability to meet its liquidity needs and to optimize yields within those parameters. Cash and short-term investments are on deposit with a Canadian chartered bank.

Interest rate risk

The Company is exposed to interest rate risk arising from fluctuations in interest rates on its cash and short-term investments. The Company does not use derivative instruments to reduce its exposure to interest rate risk.

Currency risk

The Company operates primarily within Canada and, therefore, is not exposed to significant foreign currency risk. The Company has not entered into foreign exchange derivative contracts.

17	Segment Information

The company operates in one business segment which is the development of pharmaceutical products based on its licensed and proprietary technologies, with substantially all of its operations and long lived assets, excluding a portion of the intangible assets, in Canada.

ViRexx Medical Corp.
Notes to Consolidated Financial Statements

(expressed in Canadian dollars)

18	United States accounting principles

The consolidation financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). These principles conform in all material respects with those in the United States (“U.S. GAAP”) except as noted below.

Consolidated balance sheets - U.S. GAAP

	2006 $	2005 $

Assets
Current assets	11,105,169	5,778,114
Property and equipment	475,079	518,134

Total assets	11,580,248	6,296,248

Liabilities
Accounts payable	412,441	227,625
Accrued liabilities	1,185,762	442,541
Obligations under capital lease	5,351	-

Total liabilities	1,603,554	670,166

Shareholders’ equity
Common stock	54,064,680	45,989,189
Contributed surplus	11,748,640	4,779,409
Deficit accumulated during development stage	(55,836,626)	(45,142,516)

Total shareholders’ equity	9,976,694	5,626,082

Total liabilities and shareholders’ equity	11,580,248	6,296,248

ViRexx Medical Corp.
Notes to Consolidated Financial Statements

(expressed in Canadian dollars)

Consolidated statements of operations - U.S. GAAP

	2006 $	2005 $	2004 $

Net loss in accordance with Canadian GAAP	(17,493,375)	(7,459,714)	(3,657,760)
Adjustments to reconcile to U.S. GAAP
Acquired intellectual property rights	-	-	(34,553,666)
Acquired intellectual property rights amortization	2,620,652	2,357,441	2,084
Future income taxes	4,178,613	(3,358,426)	6,749,947
Stock-based compensation	-	-	-

Net loss and comprehensive loss in accordance with U.S. GAAP	(10,694,110)	(8,460,699)	(31,459,395)

	$	$	$

Net loss per common share - basic and diluted	(0.16)	(0.15)	(1.25)

	#	#	#

Weighted-average number of common shares outstanding - basic and diluted	68,921,409	55,827,119	25,268,388

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

(expressed in Canadian dollars)

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

For U.S. GAAP, the Company applied Statement of Financial Accounting Standards (“FAS”) No. 123 as of January 1, 2004 using the retroactive restatement transition provisions of FAS 123, which requires the restatement of all periods presented for options granted, modified or settled in fiscal years beginning after December 15, 1994.

Effective January 1, 2006, the Company adopted FAS 123R (2004), Share Based Payment, on a modified prospective basis for US GAAP purposes. Adoption of this standard did not result in any accounting adjustments to the financial statements.

Comprehensive income

Under U.S. GAAP, SFAS No. 130 requires that companies report comprehensive income as a measure of overall performance. Comprehensive income includes all changes in equity during a period except those resulting from investments by owners and distributions to owners. There is no concept similar to comprehensive income under current Canadian GAAP.

Current accounting pronouncements

a)	Recent Canadian accounting pronouncements issued and not yet applied

i)	Financial instruments, recognition and measurement

In January 2005, The Canadian Institute of Chartered Accountants (“CICA”) released new Handbook Section 3855, Financial Instruments, Recognition and Measurement, effective for annual and interim periods beginning on or after October 1, 2006. This new section establishes standards for the recognition and measurement of all financial instruments, provides a characteristics-based definition of a derivative financial instrument, and provides criteria to be used to determine when a financial instrument should be recognized and when a financial instrument is to be derecognized. The Company does not expect the adoption of this new standard to have a material impact on its consolidated financial position and results of operations.

ViRexx Medical Corp.
Notes to Consolidated Financial Statements

(expressed in Canadian dollars)

ii)	Comprehensive income and equity

In January 2005, the CICA released new Handbook Section 1530, Comprehensive Income, and Section 3251, Equity, effective for annual and interim periods beginning on or after October 1, 2006. Section 1530 establishes standards for reporting comprehensive income. The section does not address issues of recognition or measurement for comprehensive income and its components. Section 3251 establishes standards for the presentation of equity and changes in equity during the reporting period. The requirements in Section 3251 are in addition to Section 1530. The Company does not expect the adoption of this standard to have a material impact on its consolidated financial position and results of operations.

iii)	Hedges

In January 2005, the CICA released new Handbook Section 3865, Hedges, effective for annual and interim periods beginning on or after October 1, 2006. This new section establishes standards for when and how hedge accounting may be applied. Hedge accounting is optional. The Company does not expect the adoption of this standard to have a material impact on its consolidated financial position and results of operations.

iv)	Accounting changes

In July 2006, the Accounting Standards Board (“AcSB”) issued a replacement of Handbook Section 1506, Accounting Changes. The new standard allows for voluntary changes in accounting policy only when they result in the financial statements providing reliable and more relevant information, requires changes in accounting policy to be applied retrospectively unless doing so is impracticable, requires prior period errors to be corrected retrospectively and calls for enhanced disclosures about the effects of changes in accounting policies, estimates and errors on the financial statements. The standard is effective for fiscal years beginning on or after January 1, 2007, with earlier adoption encouraged.

b)	Recent United States accounting pronouncements issued and adopted

i)	Considering the effects of prior year misstatements when quantifying misstatements in current year financial statements.

Issued in September 2006, Staff Accounting Bulletin 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements (“SAB 108”), addresses how the effects of prior year uncorrected misstatements should be considered when quantifying misstatements in current year financial statements. SAB 108 requires companies to quantify misstatements using both the balance sheet (“iron curtain”) and income statement (“rollover”) approaches and to evaluate whether either approach results in an error that is material in light of relevant quantitative and qualitative factors.

ViRexx Medical Corp.
Notes to Consolidated Financial Statements

(expressed in Canadian dollars)

The guidance is effective for the Company for the year ended December 31, 2006. A material error identified upon application of this guidance may be corrected through a one-time cumulative-effect adjustment to beginning of year retained earnings, provided that the misstatement was determined to be immaterial in the past based on the application of the Company’s previous method for quantifying misstatements. The adoption of this standard did not have an impact on the Company’s financial statements and results of operations.

ii)	Accounting changes in and error corrections

In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections (“SFAS No. 154”), which replaces Accounting Principles Board Opinion No 20, Accounting Changes, and SFAS No. 3, Reporting Accounting Changes in Interim Financial Statements. SFAS No. 154 provides guidance on the accounting for, and reporting of, changes in accounting principles and error corrections. SFAS No. 154 requires retrospective application to prior period’s financial statements of voluntary changes in accounting principles and changes required by new accounting standards when the standard does not include specific transition provisions, unless it is impracticable to do so. Certain disclosures are also required for restatements due to correction of an error. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005, and was adopted by the Company on January 1, 2006, for the year ending December 31, 2006. The adoption of this standard did not have an impact on the Company’s financial statements and results of operations.

c)	Recent United States accounting pronouncements issued and not yet adopted

i) Fair value measurements

In September 2006, the FASB approved SFAS No. 157, Fair Value Measurements, which defines fair value, establishes a framework for measuring fair value in GAAP and enhances disclosures about fair value measurements. This statement applies when other accounting pronouncements require fair value measurements. It does not require new fair value measurements. This statement is effective for financial statements issued for fiscal years beginning after November 15, 2007 for the Company. The Company is evaluating the impact of this standard on its consolidated financial position and results of operations.

ii)	Accounting for uncertainty in income taxes

In June 2006, the FASB approved FASB Interpretation No 48, Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109 (“FIN 48”). FIN 48 clarifies the criteria for recognizing tax benefits under FASB Statement No. 109, Accounting for Income Taxes. It also requires additional financial statement disclosures about uncertain tax positions. FIN 48 effective for fiscal years beginning after December 15, 2006. The Company is evaluating the impact of this standard on its consolidated financial position and results of operations.

Item 18. Financial Statements

 We have elected to provide Financial Statements pursuant to Item 17 (see above).

Item 19. Exhibits

The list of exhibits is included following the signature page hereto, beginning on page F-1.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

VIREXX MEDICAL CORP.

By:	D. Lorne Tyrrell Name: Dr. D. Lorne Tyrrell Title: Chief Executive Officer

Date: March 30, 2007

By:	Scott Langille Name: Scott Langille Title: Chief Financial Officer

Date: March 30, 2007

ANNUAL REPORT ON FORM 20-F

EXHIBIT INDEX

Exhibit No.	Description of Document
1.1	Articles of Amalgamation of ViRexx Medical Corp. (1)
1.2	Bylaw No. 1 of ViRexx Medical Corp. (1)
2.1	Form of Warrant dated February 15, 2006. *
2.2	Form of Warrant dated April 7, 2006. *
2.3	Form of Warrant dated September of 2006. *
4.4.1+	Employment Agreement dated February 1, 2005 between ViRexx Medical Corp. and Macaraig Canton. (1)
4.2	Confidentiality Agreement dated February 1, 2005 between ViRexx Medical Corp. and Macaraig Canton. (1)
4.3+	Employment Agreement dated November 1, 2005 between ViRexx Medical Corp. and Dr. Lorne Tyrrell. (2)
4.4	Confidentiality Agreement dated November 1, 2005 between ViRexx Medical Corp. and Dr. Lorne Tyrrell. (2)
4.5+	Employment Agreement dated January 1, 2004 between ViRexx Medical Corp. and Michael W. Stewart. (2)
4.6	Confidentiality Agreement dated January 1, 2004 between ViRexx Medical Corp. and Michael W. Stewart. (2)
4.7+	Employment Agreement dated January 1, 2004 between ViRexx Medical Corp. and Dr. Andrew Stevens. (2)
4.8	Confidentiality Agreement dated January 1, 2004 between ViRexx Medical Corp. and Dr. Andrew Stevens. (2)
4.9+	Employment Agreement dated April 5, 2004 between ViRexx Medical Corp. and Dr. Irwin Griffith. (2)
4.10	Confidentiality Agreement dated April 6, 2004 between ViRexx Medical Corp. and Dr. Irwin Griffith. (2)
4.11+	Employment Agreement dated January 1, 2004 between ViRexx Medical Corp. and Dr. Rajan George. (2)
4.12	Confidentiality Agreement dated January 1, 2004 between ViRexx Medical Corp. and Dr. Rajan George. (2)
4.13	Agency Agreement between ViRexx Medical Corp. and Canaccord Capital Corporation dated March 26, 2005. (1)
4.14	Exclusive License Agreement between Unither Pharmaceuticals, Inc. and AltaRex Corp. dated April 17, 2002. (1)
4.15	First Amendment to the License Agreement between Unither Pharmaceuticals, Inc. and AltaRex Corp. dated August 6, 2003. (2)

Exhibit No.	Description of Document
4.16	Convertible Note Payable with a prescribed interest rate of 6% granted in favor of United Therapeutics Corporation by AltaRex Medical Corp. dated February 3, 2004.
4.17	Arrangement Agreement between AltaRex Medical Corp. and ViRexx Medical Corp. dated October 15, 2004. (1)
4.18	Collaborative Development Agreement between Protein Sciences Corporation and ViRexx Medical Corp. effective April 20, 2005. (2)
4.19	License Agreement between The Governors of the University of Alberta and ViRexx Research Inc. dated the 13th day of December, 2001. (3)
4.20
Contract Research Agreement between the Board of Governors of the University of Alberta on behalf of the Noujaim Institute for Pharmaceutical Oncology Research, Faculty of Pharmacy and Pharmaceutical Sciences, University of Alberta and Noustar Technologies Inc. and Somagen Diagnostics Inc. effective the 15th day of November, 1998. (3)

4.21	License Agreement between The Governors of the University of Alberta and ViRexx Research Inc. made the 1st day of May, 2002. (3)
4.22	Royalty Assignment Agreement between Thrombotics Inc., Novolytic Inc. an AltaRex Corp. dated the 1st day of November, 1999. *
4.23	Technology Commercialization Agreement made as of the 1st day of January, 2004 between Alberta Heritage Foundation of Medical Research and ViRexx Medical Corp. (3)
4.24	Employment Agreement dated April of 2006 between ViRexx Medical Corp. and Scott Langille. *
4.25+	Amendment dated December 15, 2006, to Employment Agreement between ViRexx Medical Corp. and Scott Langille. *
4.26+	Amendment dated December 15, 2006, to Employment Agreement between ViRexx Medical Corp. and Dr. Lorne Tyrrell. *
4.27+	Amendment dated December 15, 2006, to Employment Agreement between ViRexx Medical Corp. and Macaraig Canton. *
4.28	Subscription Agreement dated April 7, 2006. *
4.29	Subscription Agreement dated April 18, 2006. *
4.30	Subscription Agreement dated February 15, 2006. *
4.31+	Amendment dated December 18, 2006, to Employment Agreement between ViRexx Medical Corp. and Scott Langille*
4.32+	Form of an Employment Agreement dated January 1, 2007 entered into by and between ViRexx Medical Corp. and each of ViRexx’s Vice-Presidents. *
8.1	List of Subsidiaries of ViRexx Medical Corp.*
12.1	Certification by Chief Executive Officer required by Rule 13a-14(a) or Rule 15d-14(a) of the Exchange Act. *
12.2	Certification by Chief Financial Officer required by Rule 13a-14(a) or Rule 15d-14(a) of the Exchange Act. *
13.1	Certification by Chief Executive Officer required by Rule 13a-14(b) or Rule 15d-14(b) of the Exchange Act and Section 1350 of Chapter 63 of Title 18 of the United States Code. *
13.2	Certification by Chief Financial Officer required by Rule 13a-14(b) or Rule 15d-14(b) of the Exchange Act and Section 1350 of Chapter 63 of Title 18 of the United States Code. *

*	Filed herewith.
+	Compensatory plan or arrangement.
(1)	Incorporated by reference to ViRexx Medical Corp.’s Registration Statement filed with the SEC on Form 20-F on August 12, 2005. (File No. 000-32608)
(2)	Incorporated by reference to ViRexx Medical Corp.’s amended Registration Statement filed with the SEC on Form 20-F/A on November 28, 2005. (File No. 000-32608)
(2)	Incorporated by reference to ViRexx Medical Corp.’s amended Registration Statement filed with the SEC on Form 20-F/A on December 16, 2005. (File No. 000-32608)
(3)	Incorporated by reference to ViRexx Medical Corp.’s Annual Report filed with the SEC on Form 20-F on May 19, 2006 (File No. 000-32608)