Form 20-F/A
period 2006-12-31
VIREXX MEDICAL CORP
filed 2007-04-05
CIK 1275011

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A
(Amendment No. 1)
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

Explanatory Note

This amended Annual Report on Form 20-F/A is being filed by ViRexx Medical Corp. (the “Company”) solely to (i) correct the disclosure mistake on page 28 of the Annual Report on Form 20-F for the fiscal year ended December 31, 2006 initially filed by the Company with the Securities and Exchange Commission on April 2, 2007 (the “Annual Report”), and (ii)  file the exhibits indicated as being filed  in the Exhibit Index of the Annual Report that were erroneously omitted as part of the Company’s initial filing of the Annual Report.

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

Market Overview

Ovarian cancer is a malignant growth located in the ovaries in the female reproductive system. In the U.S., Canada, and Europe, ovarian cancer causes more deaths than any other cancer of the female reproductive tract, representing 4% of all cancers among women, and is the fifth most common cause of cancer fatality for women, according to statistics compiled by the American Cancer Society (ACS). Specifically, the ACS estimates that there were 22,491 new cases and 16,210 deaths resulting from ovarian cancer in 2006. Approximately 3,000 new cases of ovarian cancer are reported in Canada each year.

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

VIREXX MEDICAL CORP.

By:	D. Lorne Tyrrell Name: Dr. D. Lorne Tyrrell Title: Chief Executive Officer

Date: April 5, 2007

By:	Scott Langille Name: Scott Langille Title: Chief Financial Officer

Date: April 5, 2007