Form 20-F
VIREXX MEDICAL CORP
filed 2008-04-01
CIK 1275011

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

OR

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

SHELL COMPANY REPORT PURSUANTTO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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
The Common Shares are also traded on the Toronto Stock Exchange (“TSX”)

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None
(Title of Class)

As of December 31, 2007, there were 72,760,717 outstanding common shares of ViRexx Medical Corp.

Indicate by check mark if the registrant is a well-known seasoned issuer as defined in Rule 405 of the Securities Act.

              Yes        No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

             Yes       No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
          Yes        No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer.

 Large Accelerated filer                      Accelerated filer                      Non-accelerated filer

Indicate by check mark which financial statement item the registrant has elected to follow.

           Item 17            Item 18

 If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

              Yes        No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of the securities under a plan confirmed by a court.
   Yes        No

Table of Contents

FORWARD LOOKING STATEMENTS		5
PART I		5
Item 1.	Identity of Directors, Senior Management and Advisors	5
Item 2.	Offer Statistics and Expected Timetable	5
Item 3.	Key Information	5
A.	Selected financial data	5
B.	Capitalization and indebtedness	8
C.	Reasons for the offer and use of proceeds	8
D.	Risk factors	8
Item 4.	Information on ViRexx	20
A.	History and Development of ViRexx	20
B.	Business overview	22
C.	Organizational structure	40
D.	Property, plants and equipment	41
Item 4A.	Unresolved Staff Comments	41
Item 5.	Operating and Financial Review and Prospects	42
Item 6.	Directors, Senior Management and Employees	56
A.	Directors and senior management	56
B.	Compensation	63
C.	Board practices	65
D.	Employees	67
E.	Share ownership	67
F.	Pension and Retirement Plans and Payments upon Termination of Employment	71
Item 7.	Major Shareholders and Related Party Transactions	71
A.	Major shareholders	71
B.	Related party transactions	72
C.	Interests of experts and counsel	72
Item 8.	Financial Information	72
A.	Consolidated Statements and Other Financial Information	72
B.	Significant Changes	72
Item 9.	The Offer and Listing	73
A.	Offer and listing details	73
B.	Plan of distribution	74
C.	Markets	75
D.	Selling shareholders	75
E.	Dilution	75
F.	Expenses of the issue	75

Item 10.	Additional Information	75
A.	Share capital	75
B.	Memorandum and articles of association	75
C.	Material contracts	79
D.	Exchange controls	80
E.	Taxation	82
F.	Dividends and paying agents	85
G.	Statement by experts	85
H.	Documents on display	85
I.	Subsidiary Information	86
Item 11.	Quantitative and Qualitative Disclosures About Market Risk	86
Item 12.	Description of Securities Other than Equity Securities	86

PART II		86

Item 13.	Defaults, Dividend Arrearages and Delinquencies	86
Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds	86
Item 15.	Controls and Procedures	87
Item 16.	[Reserved]	87
Item 16A	Audit Committee Financial Expert	87
Item 16B	Code of Ethics	88
Item 16C	Principal Accountant Fees and Services	88
Item 16D	Exemption from the Listing Standards for Audit Committees	88
Item 16E	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	88

PART III		89
Item 17.	Financial Statements	89
Item 18.	Financial Statements	89
Item 19.	Exhibits	89
SIGNATURES		90

FORWARD LOOKING STATEMENTS

This Annual Report on Form 20-F (the “Annual Report”) contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. A holder of shares (“Shareholders”) can identify these forward looking statements when they see us using words such as “expect”, “anticipate”, “estimate”, “believe”, “may”, “potential”, “intends”, “plans” and other similar expressions or statements incorporating a modal verb such that an action, event or result “will”, “may”, “could” or “should” be taken, occur or be achieved, or the negative thereof, or other similar statements. These statements are only predictions and involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or industry results, to be materially different from any future results, performance, or achievements expressed or implied by these forward-looking statements. Important factors that could cause or contribute to such differences include our ability to successfully develop our product candidates and commercialize them into saleable products, the introduction of competing products, the difficulty of predicting United States Food and Drug Administration (“FDA”), European Medicines Agency (“EMEA”) and other regulatory authority approvals, the regulatory environment and changes in the health policies and structures of various countries, our ability to successfully identify, consummate and integrate acquisitions, our potential exposure to product candidates, product liability claims, our dependence on patent and other protections for our product candidates, fluctuations in currency, exchange and interest rates and operating results and other risks and uncertainties described under “ Item 3 - Key Information - Risk Factors ” and elsewhere in this Annual Report.

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

PART I

In this Annual Report, except where otherwise indicated, all references to the “Corporation,” “we,” “our” and “ViRexx” refer to ViRexx Medical Corp., its subsidiaries, and where the context requires, its predecessors. References to “dollars” as “CDN$” or “$” are to Canadian dollars and references to “U.S. $” are to United States dollars.

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

A.	Directors and Senior Management

Not applicable

B.	Advisors

Not applicable.

C.	Auditors

Not applicable.

Item 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3.	KEY INFORMATION

A.	Selected Financial Data

The selected consolidated financial data presented below is derived from the audited annual financial statements for the years ended December 31, 2007, December 31, 2006, December 31, 2005, December 31, 2004, and December 31, 2003.

The selected financial data should be read in conjunction with Item 5 - “Operating and Financial Review and Prospects,” the financial statements and other financial information included elsewhere in this Annual Report.

We prepared our audited consolidated financial statements in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). Canadian GAAP differs in certain material respects from United States generally accepted accounting principles (“U.S. GAAP”). For discussion of the principal differences between Canadian GAAP and U.S. GAAP as they pertain to us, see Note 24 to our audited consolidated financial statements for the three years ended December 31, 2007, included elsewhere in this Annual Report. Note 24 to our audited consolidated financial statements for the year ended December 31, 2007 also provides a reconciliation of our audited consolidated financial statements to U.S. GAAP.

Our fiscal year ends on December 31 and we designate our fiscal year by the year in which that fiscal year ends; e.g., fiscal year 2007 refers to our fiscal year ending December 31, 2007.

Selected Canadian GAAP Financial Data

(In thousands of Canadian dollars, except per share data)	Years ended December 31,
	2007 (1)	2006 (1)	2005 (1)	2004 (1)	2003 (1)
Revenues	—	—	—	—	—

Operating expenses:
Research and development	$ 4,761	$ 5,937	$ 4,750	$ 1,797	$ 383
Corporate administration	4,947	4,977	3,650	1,888	893
Amortization	2,502	2,771	2,499	71	31

Total operating expenses	12,210	13,685	10,899	3,756	1,307

Loss from operations	(12,210)	(13,685)	(10,899)	(3,756)	(1,307)
Interest income	212	400	222	143	8
Debenture interest	-	-	(95)	(62)	(76)
Gain (loss) on foreign exchange	74	(30)	(46)	15	4
Impairment of acquired intellectual property	(24,991)	-	-	-	-
Gain (loss) on disposal of property and equipment	-	1	-	2	(13)

Loss before income taxes	(36,914)	(13,315)	(10,818)	(3,658)	(1,384)
Income tax recovery (expense)	5,347	(4,179)	3,358	-	-
Net loss and comprehensive loss	$ (31,568)	$ (17,493)	$ (7,460)	$ (3,658)	$ (1,384)

Basic and diluted loss per common share	$ (0.43)	$ (0.25)	$ (0.13)	$ (0.14)	$ (0.15)

Weighted average number shares outstanding (000’s)	72,761	68,921	55,827	25,268	9,129
Dividends declared per share	-	-	-	-	-

(In thousands of Canadian dollars, except per share data)	As at December 31,
	2007 (1)	2006 (1)	2005 (1)	2004 (1)	2003 (1)

Balance Sheet Data:
Cash, cash equivalents and short-term investments	$ 2,575	$ 10,742	$ 5,572	$ 9,463	$ 2,709
Total assets	3,291	38,950	36,286	45,722	3,742
Long-term liabilities	-	5,352	1,168	6,750	35
Total shareholders’ equity	$ 1,182	$ 31,999	$ 34,448	$ 37,191	$ 2,095

(1) Derived from the audited consolidated financial statements for the year then ended.

Selected U.S. GAAP Financial Data

(In thousands of Canadian dollars, except per share data)	Years ended December 31,
	2007 (1)	2006 (1)	2005 (1)	2004 (1)	2003 (1)
Revenues	—	—	—	—	—

Operating expenses:
Research and development	$ 4,761	$ 5,937	$ 4,750	$ 1,797	$ 383
Corporate administration	4,947	4,977	3,650	1,888	1,627
Amortization	124	150	142	69	29

Total operating expenses	9,832	11,064	8,542	3,754	2,039

Loss from operations	(9,832)	(11,064)	(8,542)	(3,754)	(2,039)
Interest income	212	400	222	143	8
Debenture Interest	-	-	(95)	(62)	(76)
Gain (loss) on foreign exchange	75	(31)	(46)	15	4
Gain (loss) on disposal of property and equipment	-	1	-	2	(13)
Acquired intellectual property	-	-	-	(27,804)	(75)
Loss before income taxes	(9,545)	(10,694)	(8,461)	(31,460)	(2,191)
Income tax expense	-	-	-	-	-
Net loss and comprehensive loss	$ (9,545)	$ (10,694)	$ (8,461)	$ (31,460)	$ (2,191)

Basic and diluted loss per common share	$ (0.13)	$ (0.16)	$ (0.15)	$ (1.25)	$ (0.24)

Weighted average number shares outstanding (000’s)	72,761	68,921	55,827	25,268	9,129
Dividends declared per share	-	-	-	-	-

(In thousands of Canadian dollars, except per share data)	As at December 31,
	2007 (1)	2006 (1)	2005 (1)	2004 (1)	2003 (1)

Balance Sheet Data:
Cash, cash equivalents and short-term investments	$ 2,575	$ 10,742	$ 5,572	$ 9,463	$ 2,709
Total assets	3,291	11,580	6,296	11,152	3,480
Long-term liabilities	-	5	-	-	35
Total shareholders’ equity	$ 1,182	$ 9,977	$ 5,626	$ 9,311	$ 1,774

 (1) Derived from the audited consolidated financial statements for the year then ended.

Currency and Exchange Rates

The following table sets out the exchange rates for U.S. dollars expressed in terms of one Canadian dollar in effect at the end of the following periods, and the average exchange rates (based on the average of the exchange rates on the last day of each month in such periods):

		U.S. Dollars Per One Canadian Dollar Year Ended December 31,
	January - March 2008	2007	2006	2005	2004	2003
End of period	0.98	1.01	0.86	0.86	0.83	0.77
Average for the period	1.00	0.93	0.88	0.82	0.76	0.71
The following table sets out the high and low exchange rates for U.S. dollars expressed in terms of one Canadian dollar in effect at the end of the following periods:

	U.S. Dollars per One Canadian Dollar
	March 2008	February 2008	January 2008	December 2007	November 2007	October 2007
High for the month	0.98	0.98	0.97	0.97	0.97	0.97
Low for the month	1.03	1.01	1.01	1.02	1.09	1.09

Exchange rates are based upon the noon buying rate in New York, U.S. for cable transfers in foreign currencies, as certified for customs purposes by the United States Federal Reserve Bank of New York. The noon rate of exchange on March 28, 2008 as reported by the United States Federal Reserve Bank of New York for the conversion of Canadian dollars into United States dollars was CDN$1.00 = U.S.$0.98.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk factors

An investment in our common shares involves a high degree of risk and should be considered speculative. You should carefully consider the risks and uncertainties described below, as well as other information contained in this Annual Report, including under Item 5: "Operating and Financial Review and Prospects" and in our audited consolidated financial statements and accompanying notes, before making any investment. If any of the following risks occur, our business, financial condition, and results of operations could be seriously harmed and you could lose all or part of your investment.

RISKS RELATED TO OUR FINANCIAL CONDITION

THERE IS EXPRESSED DOUBT ABOUT OUR ABILITY TO CONTINUE AS A GOING CONCERN, WHICH MAY HINDER OUR ABILITY TO OBTAIN FUTURE FINANCING.

Our audited consolidated financial statements included in this Annual Report were prepared assuming that the Company will continue as a going concern.  We have incurred operating losses, expect to continue to incur losses, and have not generated sufficient revenues since our inception. The Company’s accumulated deficit at December 31, 2007 was $65,381,861 (2006 - $33,814,171).  If the Company is unable to achieve significant revenues in the future or secure alternative sources of capital or financing including milestone payments or product out-licensing, we will have inadequate funds to continue our existing corporate, administrative, and operational functions beyond the second quarter of 2008. We also have commitments under our University of Alberta license agreement to make milestone payments of $250,000 when we enter Phase III clinical trials on each of the product candidates derived from the intellectual property licensed under that Agreement.

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

WE MUST RAISE MONEY FROM INVESTORS TO FUND OUR OPERATIONS. IF WE ARE UNABLE TO FUND OUR OPERATIONS, WE MAY CEASE DOING BUSINESS.

As at December 31, 2007, we had cash reserves, in cash, cash equivalents and short-term investments, of $2,575,248. On March 31, 2008, we had $1339,223 in cash, cash equivalents and short-term investments.  In fiscal year ended December 31, 2007, we generated $2,283,769 in operating activities compared to a use of cash of $9,027,103 in fiscal year ended December 31, 2006 and $7,551,102 in fiscal year ended December 31, 2005.

Without additional funding and capital, we will have inadequate funds to continue our existing corporate, administrative, and operational functions beyond the second quarter of 2008. The average monthly amount of cash that we are using, and expect to use over the next 12-18 months for all of our operations, is approximately $500,000. For a further discussion of our liquidity and capital resources, you should also refer to Item 5: "Operating and Financial Review and Prospects" in this Annual Report.

We expect to continue to seek additional sources of funding to finance operations into the future, through public or private equity or debt financings, collaborative arrangements with strategic partners and/or from other sources. We cannot assure you that additional financing will be available or, even if it is available, that it will be sufficient and available on terms acceptable to us.

WE HAVE NOT DERIVED ANY REVENUE TO DATE FROM THE COMMERCIAL SALE OF PRODUCT CANDIDATES, HAVE NEVER HAD ANY REVENUES FROM COMMERCIAL SALES AND HAVE RELIED ON EQUITY AND DEBT FINANCINGS TO SUPPORT OUR OPERATIONS.

We have not derived any revenue to date from the commercial sale of product candidates and have no product candidates for sale. Our future profitability will depend upon our ability to enter into suitable licensing or partnering arrangements to commercialize our product candidates obtain regulatory approvals and bring product candidates to market in a timely manner. We have relied solely on equity and debt financing, government grants, and milestone payments from potential product out-licensing to support our operations. We have not commercially introduced any product candidates and the product candidates are in varying stages of development and testing. Our ability to sell an approved commercial product will depend upon our ability to develop products that are safe, effective and commercially viable, to obtain regulatory approval for the manufacture and sales of our product candidates and to license or otherwise market our product candidates successfully. We may never commercialize an approved product and may have to rely on equity, debt financings and collaborative agreements to support ongoing operations.

WE HAVE A HISTORY OF OPERATING LOSSES AND WE EXPECT TO INCUR FUTURE LOSSES. IF WE ARE UNABLE TO ACHIEVE SIGNIFICANT REVENUES IN THE FUTURE, WE WILL CEASE DOING BUSINESS.

Since our inception, we have incurred significant losses each year. Our accumulated deficit from inception to December 31, 2007 is $65,381,861. We expect to continue to incur significant operating losses as we continue our product-candidate research and development and potential clinical trials. These losses, among other things, have had and will continue to have an adverse effect on our shareholders’ equity and working capital. Unless we are able to generate sufficient product revenue, we will continue to incur losses from operations and may not achieve or maintain profitability.

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

WE EXPECT TO CONTINUE TO INCUR SIGNIFICANT EXPENSES.

We expect to continue to incur significant expenses connection with:

•	the Chimigen™ Platform technology to develop therapeutic as well as prophylactic vaccines for the treatment of different viral diseases;

•
our expenses will increase as we commence new preclinical and clinical trials as we progress existing product candidates to more advanced phases of pre-clinical and clinical development in the event that we are not able to obtain a licensing partner. The more advanced trials typically require more clinical trial participants, clinical trial sites and research investigators than earlier stage clinical trials and are consequently more expensive;

We also expect to incur significant general and administrative expenses in support of our increased operations as well as the ongoing costs to operate as a company listed on the American Stock Exchange (“AMEX”) and on the Toronto Stock Exchange (“TSX”).

Over the longer term, the costs referred to above will fluctuate, primarily dependant on the number and type of preclinical and clinical trials being undertaken at any one time and the number of regulatory marketing authorizations being sought. Costs will also increase if we are able to progress any product candidates from preclinical testing to clinical trials or if we are able to complete clinical trials in the event that we are not able to obtain a licensing partner of any product candidates and seek regulatory marketing authorizations.

WE WILL CONTINUE TO NEED SIGNIFICANT AMOUNTS OF ADDITIONAL CAPITAL THAT MAY NOT BE AVAILABLE TO US ON FAVORABLE TERMS OR AT ALL OR WHICH MAY BE DILUTIVE.

To date, we have funded our operations and capital expenditures with proceeds from the sale of our securities, government grants and interest on investments.

In order to achieve our goal of being a successful biotechnology company and to conduct the lengthy and expensive research, preclinical studies, clinical trials, regulatory approval process, manufacture, sales and marketing necessary to complete the full development of our product candidates, we may require substantial additional funds in addition to the funds received in connection with the United States (“U.S.”) private offerings and the various Canadian placements completed in 2006.  In April 2008, we expect to file a final short form prospectus for a rights offering.  The subscription price has not yet been determined and will be equal to the weighted average of the closing price of the Company’s common shares on the TSX for each of the trading days on which there was a closing price during the three trading days immediately preceding the date of the final prospectus in respect of the offering, less a discount of 25%.  The Company has applied to list on the TSX the rights distributed under the short form prospectus and the shares issuable upon the exercise of the rights.  Approval of such listing will be subject to the Company fulfilling all of the listing requirements of the TSX.  The Company has applied to list the shares issuable upon the exercise of the rights (but not the rights themselves) on the AMEX. Approval of such listings will be subject to the Company fulfilling all of the listing requirements of the AMEX.  The offering will only be available to existing shareholders on the, as yet to be determined, record date.  The Company anticipates raising net proceeds of approximately CDN$5 million dollars which translates to approximately 12 to 18 months of operating capital.

To further meet our financing requirements, we may raise funds through public or private equity offerings, debt financings, and through other means, including collaborations and license agreements. Raising additional funds by issuing equity or convertible debt securities may cause our shareholders to experience significant additional dilution in their ownership interests. Raising additional funds through debt financing, if available, may involve covenants that restrict our business activities. Additional funding may not be available to us on favorable terms, or at all. If we are unable to obtain additional funds, we may be forced to delay, reduce the scope of or terminate preclinical and/or clinical trials and the development, manufacturing and marketing of our products. To the extent that we raise additional funds through collaborations and licensing arrangements, we may have to relinquish valuable rights and control over our technologies, research programs or product candidates, or grant licenses on terms that may not be favorable to us.

IF WE FAIL TO OBTAIN ADDITIONAL FINANCING, WE MAY BE UNABLE TO FUND OUR OPERATIONS AND COMMERCIALIZE OUR PRODUCT CANDIDATES.

The Company’s focus in 2008-2009 is to concentrate its internal resources on bringing additional Chimigen™ Platform Vaccines into development, as well as working on establishing a partnership for the development and commercialization of Occlusin™ 500 Artificial Embolization Device (“AED”) in Europe and / or Asia. ViRexx will also seek partnerships to move the AIT™ Platform strategy forward, both in the clinical and pre-clinical areas.  Analysis of the past trials will lay the foundation for any future trials of OvaRex® MAb in conjunction with front-line chemotherapy.  A number of companies have expressed interest in partnering with ViRexx to work on several of the other MAbs in the AIT™ Platform.  We believe that our existing cash, cash equivalents and short-term investments will be sufficient to meet our projected operating requirements only through to the second quarter of 2008.

Our future funding requirements will depend on many factors, including:

•
the scope, results, rate of progress, timing and costs of preclinical studies and clinical trials and other development activities. Specifically, the funding requirements for clinical trials of Occlusin™ 500 AED and Occlusin™ 50 Injection. The funding requirements for the preclinical testing and potential future clinical testing of our earlier-stage product candidates and any other testing that we may initiate are also significant.  As a result, we will be looking to partner these product candidates prior to initiating Phase II clinical trials and /or funding selected projects based on funding availability;

•	the costs and timing of seeking and obtaining regulatory approvals;

•	the costs of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights;

•	the costs of developing sales and marketing capabilities and establishing distribution capabilities;

•	the cost of developing our commercial-scale capabilities;

•	the cost of additional management, scientific, manufacturing, and sales and marketing personnel. We may be required to increase the number of our personnel over time;

•	the terms, timing and cash requirements of any future acquisitions, collaborative arrangements, licensing of product candidates or investing in businesses, product candidates and technologies;

•	the costs of securing coverage, payment and reimbursement of our product candidates, if any of our product candidates receive regulatory approval; and

•	the effects of competing clinical, technological and market developments.

If we are not able to secure additional funding when needed, we may have to delay, reduce the scope of, or eliminate one or more of our clinical trials or research and development programs or future commercialization efforts.

RISKS RELATED TO OUR BUSINESS AND INDUSTRY

WE ARE IN THE EARLY STAGES OF DEVELOPING PRODUCT CANDIDATES. OUR PRODUCT CANDIDATES MAY NOT BE EFFECTIVE AT A LEVEL SUFFICIENT TO SUPPORT A PROFITABLE BUSINESS VENTURE. IF THEY ARE NOT, WE WILL BE UNABLE TO CREATE MARKETABLE PRODUCT CANDIDATES AND DERIVE ANY MEANINGFUL REVENUES. UNLESS WE ARE ABLE TO GENERATE SUFFICIENT PRODUCT REVENUE, WE WILL CONTINUE TO INCUR LOSSES FROM OPERATIONS AND MAY NOT ACHIEVE OR MAINTAIN PROFITABILITY AND WE WILL HAVE TO CEASE OPERATIONS.

Some of our product candidates are in the preliminary development stage, have not been approved for marketing by any regulatory authority and cannot be commercially distributed in any markets until such approval is obtained. We cannot assure you that our Chimigen™ Vaccines, tumor starvation therapies and monoclonal antibody therapies, will be effective at a level sufficient to support a profitable business venture. The science on which our technologies are based may also fail due to flaws or inaccuracies in the data, or because the data is not predictive of future results. The scientific theories, upon which our business is based, like all science, will evolve over time and become increasingly predictive of the world in which we live. One potential consequence of imperfect theories may be that we will never be able to create a marketable product. If we are unable to do so, we will not generate revenues, will have to cease operations, and investors will be at risk of losing their entire investment.

In addition, it takes a significant period of time for new vaccines, medical devices and therapeutic drugs and monoclonal antibody therapies, to be developed, to obtain the necessary regulatory approvals to permit sales, to establish appropriate distribution channels and market acceptance, and to obtain insurer reimbursement approval. This time period is generally not less than 10 years. None of our therapeutic product candidates have been commercialized and completion of the commercialization process for any of our product candidates will require significant investments of time and funds. We cannot predict either the total amount of funds that will be required, or assure you that we will be successful in obtaining the necessary funds. It is also not possible for us to predict the time required to complete the regulatory process or if there will be sufficient market demand at such time. If any of our product candidates are approved, we cannot give assurances that it will be possible to produce them in commercial quantities at reasonable cost, successfully market them, or whether any investment made by us in the commercialization of any product candidates would be recovered through sales, license fees, or related royalties. Furthermore, the time it takes for product candidates to reach market acceptance exposes us to significant additional risks, including the development of competing products, loss of investor interest, changing market needs, changes in personnel, and regulatory changes.

Since the process of discovering and developing cancer therapies and treatments for chronic viral infections is our core business, we anticipate that we will remain engaged in research and development for the foreseeable future. As product candidates advance to commercialization, we expect that research will identify other potential candidates for development.

WE RELY ON, AND INTEND IN THE FUTURE TO CONTINUE TO RELY ON, TECHNOLOGY LICENSES FROM THIRD PARTIES AND ANY BREACH OR TERMINATION OF THESE LICENSE ARRANGEMENTS COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS, FINANCIAL CONDITION, AND RESULTS OF OPERATIONS.

We cannot assure you that we will obtain any additional required licenses, that our existing licenses or new licenses, if obtained, will not terminate, or that they will be renewed. The failure to obtain, the termination of, or the failure to renew any of these licenses could have a material adverse effect on our pre-clinical and clinical programs and may cause us to suspend or cease our operations. In addition, we cannot assure you that these licenses will remain in good standing or that the technology we have licensed under these agreements has been adequately protected or is free from claims of infringement of the intellectual property rights of third parties.

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

OUR FAILURE TO PROTECT OUR INTELLECTUAL PROPERTY OR OUR INFRINGEMENT ON THE PROPERTY RIGHTS OF OTHERS MAY IMPEDE OUR ABILITY TO OPERATE FREELY.

We continually evaluate our technology to determine whether to make further patent filings and rely significantly upon proprietary technology. We protect our intellectual property through patents, copyrights, trademarks, trade secrets and contractual agreements as appropriate. We own or exclusively license 9 issued U.S. patents having expiration dates ranging from 2016 to 2021. As we develop our product candidates, we may discover additional patentable subject matter that we may elect to prosecute.

Prior to filing a patent, data developed by the Company or its licensees is held in confidence, which confidence is secured by contractual arrangement. From time to time management may make a determination that superior economic gain may be attained by perpetually protecting an invention as a trade secret rather than disclosing it in a patent application. Inventions held as trade secrets can be independently discovered by others. In addition, the contractual agreements by which we protect our unpatented technology and trade secrets may be breached. If technology similar to ours is independently developed or our contractual agreements are breached, our technology will lose value and our business will be irreparably harmed.

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

The FDA regulates the development, testing, manufacture, record-keeping, labeling, distribution, and promotion of pharmaceutical products in the U.S. pursuant to the Food, Drug, and Cosmetic Act and related regulations. We must receive approval by the FDA prior to commercial sale in the U.S. of any of our product candidates. Similar regulations are enforced by Health Canada, European Medicines Agency (“EMEA”) and by other regulatory agencies in each jurisdiction in which we seek to do business. The regulatory review process is lengthy and expensive, and the outcome of the approval process is uncertain. Before receiving approval we must acquire and submit extensive preclinical and clinical data and supporting information for each indication to establish the safety and efficacy of our drug candidates. In addition, we must show that we can produce our drug candidates consistently at quality levels suitable for administration in humans in accordance with a complex set of regulations known in the U.S. as current Good Manufacturing Practices (“cGMP”). Premarket approval is a lengthy and expensive process and takes several years. Future legislation or changes in FDA policy may change during the period of potential product development and clinical trials. We may not be able to obtain FDA approval or approval from other regulatory agencies for any commercial sale of any drug candidate. We may encounter delays or rejections in the regulatory approval process at any time. Even if approval is obtained, agencies may determine that additional clinical trials are required after marketing has begun. Except for any potential licensing or marketing arrangements with other pharmaceutical or biotechnology companies, we will not generate any revenues in connection with our drug candidates unless and until we obtain clearance from the FDA, Health Canada, EMEA, or comparable agencies to commercialize our product candidates. Given the uncertainty, extensive time, and financial expenditures involved in moving a drug through the regulatory and clinical trial process in the U.S., Canada, Europe, and elsewhere, we may never be able to successfully develop safe, commercially viable products. If we are unable to do so, we may have to cease operations.

WE ARE DEPENDENT ON THE SUCCESSFUL OUTCOME OF PRECLINICAL TESTING AND CLINICAL TRIALS.

None of our product candidates are currently approved for sale by the FDA, EMEA, and Health Canada or by any other regulatory agency in the world, and they may never receive approval for sale or become commercially viable. Before obtaining regulatory approval for sale, each of our product candidates must be subjected to extensive preclinical and clinical testing to demonstrate safety and efficacy for each proposed indication for human use. Our success will depend on the successful outcome of these preclinical tests and clinical trials. There are multiple risk factors associated with conducting clinical trials of our investigational drug and device product candidates. There may be unforeseen delays in identifying and reaching agreement on acceptable terms with Institutional Review Boards of clinical trial providers with respect to proposed clinical study protocols. There may also be delays in reaching satisfactory financial agreements with prospective clinical trial sites and the investigators themselves.

There may be regulatory delays of clinical trials related to obtaining FDA, Health Canada, EMEA, or other regulatory agency clearance to begin patient treatment in a clinical trial. A common issue in conducting a clinical trial is that delays encountered in the enrollment of patients may significantly prolong the length of time required to conduct the clinical studies.

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

Historically, the results from preclinical testing and from early clinical trials have not always been predictive of results obtained in later clinical trials. Frequently, drugs that have shown promising results in preclinical or early clinical trials subsequently fail to demonstrate sufficient evidence of safety or effectiveness necessary to obtain regulatory approval. Our success will depend on the success of our current clinical trials and subsequent clinical trials that have not yet begun. Moreover, regulatory agencies such as the FDA, Health Canada and EMEA may impose specific standards on the evaluation of disease response in individual patients which may differ from those anticipated by ViRexx or its clinical advisors. These different standards may lead the regulatory agency to conclude that study subjects receiving any of our product candidates have had a more modest clinical response than that determined by ViRexx or its clinical advisors.

In addition to the risks mentioned, there are a number of other difficulties and risks associated with clinical trials. The possibility exists that:

(a)	we may discover that our product candidates may cause, alone or in combination with another therapy, unacceptable side effects;
(b)	we may discover that our product candidates, alone or in combination with another therapy, do not exhibit the expected therapeutic results in humans;
(c)	results from early trials may not be predictive of results that will be obtained from large-scale, advanced clinical trials as mentioned above;
(d)	we or the FDA or other regulatory agencies may suspend the clinical trials of one or more of our product candidates;
(e)	patient recruitment may be slower than expected;
(f)	patients may drop out of our clinical trials; and
(g)	there may be cost overruns.

Although the FDA and EMEA have granted OvaRex® MAb Orphan Drug Status for its use in ovarian cancer, this status does not diminish any of the requirements for market approval. Orphan Drug status in the U.S. provides seven year market exclusivity and ten years in Europe.  Given the uncertainty surrounding the regulatory and clinical trial process, we may not be able to develop safety, efficacy or manufacturing data necessary for approval of this or any of our product candidates. In addition, even if we receive approval, such approval may be limited in scope and affect the commercial viability of such product candidate. If we are unable to successfully obtain approval to commercialize any product candidate, this would materially harm our business, impair our ability to generate revenues and adversely impact our stock price.

DELAYS IN CLINICAL TRIALS WILL CAUSE US TO INCUR ADDITIONAL COSTS, WHICH COULD JEOPARDIZE THE TRIALS AND ADVERSELY AFFECT OUR LIQUIDITY AND FINANCIAL RESULTS.

For internally funded clinical trials and due to the associated high costs, a delay for any reason, will require us to spend additional funds to keep our product candidates moving through the regulatory process. If we do not have or cannot raise the necessary additional funds, the testing of our product candidates could be cancelled. If we are required to spend additional funds, it will require us to spend funds that could have been used for other purposes and could adversely affect our liquidity and financial results. Delays in obtaining clinical trial results will also delay profitability from commercialization of any given product candidate and accordingly negatively effect our financial results.

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

If our independent clinical investigators and contract research organizations fail to comply with GCP, the results of our clinical trials could be called into question and the clinical development of our product candidates could be delayed or halted. The failure of clinical investigators and contract research organizations to meet their obligations to us or comply with GCP procedures could adversely affect the clinical development of our product candidates, and have a material adverse effect on our business, financial condition, and results of operations.

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

WE ARE DEPENDENT ON STRATEGIC PARTNERS, SUCH AS THE SIGMA TAU GROUP OF COMPANIES, AS PART OF OUR PRODUCT CANDIDATE DEVELOPMENT STRATEGY, AND WE WOULD BE NEGATIVELY AFFECTED IF WE ARE NOT ABLE TO INITIATE OR MAINTAIN THESE RELATIONSHIPS.

In November 2006, ViRexx International Corp. (“International”) entered into a License and Supply Agreement with Defiante Farmaceutica, Lda. (“Defiante”), a subsidiary of Sigma Tau Farmaceutica (“Sigma Tau”) for the marketing of OvaRex® MAb for certain unlicensed countries in Europe. At the same time, International entered into a Manufacturing and Supply Agreement with Tecnogen S.C.p.A (“Tecnogen”), another subsidiary of Sigma Tau, for Tecnogen to manufacture OvaRex® MAb for most of Europe and the Middle East.

Once some of our product candidates advance to a Phase II clinical trial stage, we intend to enter into strategic partnerships whereby third parties will finance further clinical development. We cannot assure you, however, that we will be able to find partners and establish such relationships on favorable terms, if at all, or that any such future arrangements will be successful.

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

WE RELY ON COLLABORATIVE ARRANGEMENTS FOR MANUFACTURING OUR TRIAL MATERIAL AND PRODUCT CANDIDATES

We are, or could rely upon various collaborators or contract manufacturing organizations (CMOs) for manufacturing of product candidate from all three of our technology platforms.  These collaborators and CMOs are not our employees and we cannot control, other than by contract, the amount of resources, including time that they devote to the manufacture of our product candidates. If independent manufacturers fail to devote sufficient resources to manufacture of our product candidates, or if their performance is substandard, these factors may delay any possible approval and commercialization of our product candidates.

Further, most regulatory agencies require that we comply with standards, commonly referred to as Good Manufacturing Practice (“GMP”) for manufacturing product candidates that will be used in human clinical trials or for commercial sale to assure that each batch of the product candidate are of consistent quality.

If our independent manufacturers fail to comply with GMP, the clinical development of our product candidates could be delayed or halted. The failure of independent manufacturers to meet their obligations to us or comply with GMP procedures could adversely affect the clinical development of our product candidates, and have a material adverse effect on our business, financial condition, and results of operations.

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

If any of our potential products are approved for commercialization by national pharmaceutical regulatory authorities, the extent of sales will depend upon the availability of reimbursement from third-party payers such as Medicare in the U.S. and similar government health administration authorities in other countries, as well as private health insurers and other organizations. Our ability to successfully sell or license any pharmaceutical product candidate will depend in part on the extent to which government health administration authorities, private health insurers and other organizations will reimburse patients or providers for the costs of any future pharmaceutical product candidates and related treatments. Each jurisdiction has its own regulatory requirements. Significant variation exists as to the reimbursement status of newly approved healthcare products, and we cannot assure you that adequate third party coverage will be available to establish price levels sufficient for us to realize an appropriate return on our investment in developing new product candidates or for existing product candidates. Increasingly, government and other third-party payers are attempting to contain health care costs by limiting both coverage and the level of reimbursement for new therapeutic product candidates. Reimbursement levels may be related to issues of cost-effectiveness, which are evaluated differently in different jurisdictions. Inadequate coverage or reimbursement could adversely affect market acceptance of our product candidates. Recently, the prices of medical products and services have been examined and challenged by third parties and consumers of such products and services. Successful challenges or government reform in this area could negatively affect our profitability.

In the U.S., government and other third-party payers have sought to contain healthcare costs by limiting both coverage and the level of reimbursement for new pharmaceutical products approved for marketing by the FDA. In some cases, these parties may place conditions on the use of new products which limit their market penetration or may refuse to provide any coverage for uses of approved products to treat medical conditions even though the FDA has granted marketing approval. Healthcare reform may increase these cost containment efforts. U.S. managed care organizations and government health insurance programs may seek to restrict the use of new products, delay authorization to use new products or limit coverage. New rule making by the Center for Medicare and Medicaid Services could affect drug coverage and payments by Medicare. Internationally, where government healthcare systems are prevalent, little if any funding may be available for new products, and cost containment and cost reduction efforts can be more pronounced than in the U.S.

COMPETITIVE PRODUCTS AND TECHNOLOGIES MAY REDUCE DEMAND FOR OUR PRODUCT CANDIDATES AND TECHNOLOGIES.

Our success depends upon maintaining our competitive position in the research, development, and commercialization of products and technologies in our area of expertise. Competition from pharmaceutical and biotechnology companies as well as universities and research institutes, is intense and is expected to increase. Many of these competitors have substantially greater research and development capabilities, more experience in manufacturing and marketing, as well as superior financial and managerial resources than we do and represent significant competition for us.

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

OUR INDUSTRY IS CHARACTERIZED BY RAPID CHANGE AND A FAILURE BY US TO REACT TO THESE CHANGES COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS.

The biotechnology industry is characterized by rapid and substantial technological change. Alternative forms of medical treatment may render our technologies or product candidates of little or no value in the future. Our future success depends on our ability to adapt to this change and keep pace with new technological developments and emerging industry standards, and we cannot assure that we will be able to do so.

WE ARE RELIANT ON KEY COLLABORATORS AND ON KEY EMPLOYEES, OUR SENIOR EXECUTIVES AND QUALIFIED MANAGERS, EMPLOYEES AND TECHNOLOGISTS, WHOSE DEPARTURES OR LOSS COULD LIMIT OUR GROWTH AND MAY HAVE A MATERIAL ADVERSE IMPACT ON OUR BUSINESS AND OPERATIONS.

The Corporation’s ability to develop the product will depend, to a great extent, on its ability to attract and retain highly qualified scientific personnel and to develop and maintain relationships with leading research institutions. Competition for such personnel and relationships is intense. There can be no assurance that we will be able to retain and attract qualified individuals currently or in the future on acceptable terms, or at all. The Corporation is highly dependent on the principal members of its management staff as well as its advisors and collaborators, the loss of whose services might impede the achievement of development objectives. The persons working with the Corporation are affected by a number of influences outside of the control of the Corporation. The loss of key employees and/or key collaborators may affect the speed and success of product development. In addition, we do not maintain “key person” life insurance on any officer, employee or collaborator.

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

Our operations are based in Canada, while some of our expenses, in particular those related to manufacturing clinical products, are in U.S. dollars or currencies other than Canadian dollars. As at December 31, 2007, approximately 60% of our payments made in relation to accounts payable were made in Canadian dollars, approximately 40% were made in U.S. dollars. Currency fluctuations could, therefore, cause our costs to increase and revenues to decline. The exchange rates of the Canadian dollar to the U.S. dollar, the British pound and the European Euro have fluctuated in recent years. In circumstances where the Canadian dollar devalues against any or all of the U.S. dollar, the British pound or the European Euro, this may have an adverse effect on our costs incurred in either the U.S. or Europe (as applicable) but may have a positive effect on any revenues which we source from the U.S. or Europe (as applicable). The same principles apply in respect of our costs and revenues in other jurisdictions. In addition, if we manufacture some of our product candidates outside of Canada, this could expose us to potential cost increases resulting from fluctuations in exchange rates. We do not currently have any plans to hedge the effect of currency fluctuations on our overseas expenditures. We manage our currency risks by settling foreign currency payables immediately upon recognition of a foreign currency liability.

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

IT IS POSSIBLE THAT OUR CHIMIGEN™, T-ACT™ AND AIT™ TECHNOLOGIES HAVE ADVERSE SIDE EFFECTS OR CAUSE UNDESIRABLE REACTIONS ALTHOUGH WE ARE NOT AWARE OF ANY AT PRESENT.

Chimigen™ Platform

Since the Chimigen™ Vaccines incorporate a portion of a murine (foreign) antibody fragment, it is possible that patients receiving a Chimigen™ Vaccine could develop an anaphylactic adverse event similar to that discussed for the AIT™ platform below. This risk is mitigated somewhat by the completion of the 15 patient Phase I safety trial which showed the benign safety profile of the Chimigen™ Hepatitis Therapeutic Vaccine candidate CHB-111 (formerly called HepaVaxx B Vaccine). In addition, Chimigen™ Vaccines are designed to induce both humoral and cellular immune responses against the viral antigen epitope(s) contained in the vaccine. These immune responses can lead to the death of cells infected with the target virus. Patients chronically infected with hepatitis B or C viruses could suffer adverse events associated with the destruction of liver cells following immunization with a Chimigen™ Vaccine such as a Chimigen™ HBV Therapeutic Vaccine or Chimigen™ Hepatitis C Therapeutic Vaccine. This could be important in patients that have impaired liver function and could render a patient ineligible to receive a Chimigen™ Platform-based therapy.

T-ACT™ Platform

T-ACT™ technology is based on the induction of a specific platelet-dependent clot at a desired location. A potential risk of this technology is that a clot may break-up and localize to other locations in the body. This risk is mitigated by the limited Clinical Trial Phase I safety data on Occlusin™ 50 Injection showing the absence of serious adverse off-target thrombic events.  Another potential risk is that with Occlusin™ product candidates, injected material could reach the systemic circulation through arterio-venous shunts in the target vasculature. These risks are mitigated using angiographic imaging of the target blood vessels prior to treatment.

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

WE MAY NEED TO SIGNIFICANTLY INCREASE THE SIZE OF OUR ORGANIZATION, AND WE MAY EXPERIENCE DIFFICULTIES IN MANAGING GROWTH.

We are currently a small company with 19 full time employees as of December 31, 2007. In order to continue our preclinical and clinical trials and commercialize our product candidates, we may need to increase our operations, including expanding our employee base. Our future financial performance and our ability to commercialize our products and to compete effectively will depend, in part, on our ability to manage any future growth effectively. To that end, we must be able to:

•	manage our preclinical and clinical trials effectively;

•	undertake and manage the manufacturing of products effectively;

•	undertake and manage sales and marketing effectively;

•	integrate current and additional management, administrative, financial and sales and marketing personnel;

•	develop our administrative, accounting and management information systems and controls; and

•	hire, retain and train additional qualified personnel.

RISKS RELATING TO OUR COMMON SHARES

AS WE ARE A CANADIAN COMPANY, THERE MAY BE LIMITATIONS ON THE ENFORCEMENT OF CERTAIN CIVIL LIABILITIES AND JUDGMENTS OBTAINED IN THE UNITED STATES AGAINST US.

We are amalgamated under the laws of the province of Alberta, Canada and our assets are located outside of the U.S.. Except for two of our directors, all of our directors and officers, as well as the expert named in this Annual Report, are residents of Canada, and all or a substantial portion of the assets of these persons are located outside of the U.S.. As a result, it may not be possible for shareholders to enforce against us or them in the U.S. judgments obtained in U.S. courts based upon the civil liability provisions of the U.S. Federal securities laws or other laws of the U.S. Therefore, it may not be possible to enforce those actions against us, most of our directors and officers or the expert named in this Annual Report. In addition, there is doubt as to the enforceability, in original actions in Canadian courts, of liabilities based upon the U.S. Federal securities laws.

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

THE MARKET PRICE AND TRADING VOLUME OF OUR COMMON SHARES MAY BE VOLATILE.

The market price and trading volume of our common shares on the TSX and the AMEX, has experienced significant volatility and will likely continue to do so, which has been or could be in response to numerous factors, including:

(a)	macroeconomic factors such as a change in interest rates;
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

From January 1, 2005, to December 31, 2007, the trading price of our common shares has ranged from a low of CDN$0.06 per share to a high of CDN$1.62 per share on the TSX and from December 22, 2005, to December 31, 2007, it has ranged from U.S. $0.06 to U.S. $1.43 per share on the AMEX.

During 2007 and the first three months of 2008, an average of approximately 113,390 and 59,186 of our shares traded per day on the TSX and AMEX respectively.  On some trading days our shares have had limited trading volume. In addition, stock markets have occasionally experienced extreme price and volume fluctuations. Historically, the market prices for the securities of biotech companies, including ours, have been particularly affected by these market fluctuations, and these effects have often been unrelated to the operating performance of these particular companies. These broad market fluctuations may cause a decline in the market price of our common shares.

THE SIGNIFICANT COSTS THAT WE WILL INCUR AS A RESULT OF BEING A PUBLIC COMPANY IN THE UNITED STATES AND CANADA COULD ADVERSELY AFFECT OUR BUSINESS.

We have listed our common shares on AMEX, and therefore we will incur significant legal, accounting and other expenses as a public company on both AMEX and the TSX. These expenses include, among others, costs with respect to preparing securities regulatory filings, costs in connection with compliance with the internal control audit provisions of the U.S. Sarbanes-Oxley Act of 2002 and Canadian Securities Administrators Multilateral Instrument 52-109 “Certification of Disclosure in Issuers’ Annual and Interim Filings” (“52-109”), costs in connection with other provisions of the Sarbanes-Oxley Act and 52-109, AMEX listing fees and potentially higher director and officer insurance premiums. In addition, the requirements we face by being listed on AMEX will impose significant time demands on our management. Although it has not yet been a problem for us, becoming subject to the reporting obligations of the Securities Exchange Act of 1934 could make it more difficult for us to attract and retain qualified individuals to serve on our Board of Directors or as our executive officers.

AS A FOREIGN PRIVATE ISSUER, WE ARE SUBJECT TO DIFFERENT U.S. SECURITIES LAWS AND RULES THAN A DOMESTIC ISSUER, WHICH MAY, AMONG OTHER THINGS, LIMIT THE INFORMATION AVAILABLE TO HOLDERS OF OUR SECURITIES.

As a foreign private issuer, we are subject to requirements under the Securities Act and the Securities Exchange Act of 1934, as amended, or the Exchange Act, which are different from the requirements applicable to domestic U.S. issuers. For example, our officers, directors, and principal shareholders are exempt from the reporting and "short-swing" profit recovery provisions of Section 16 of the Exchange Act and the rules thereunder with respect to their purchases and sales of our common shares. The periodic disclosure required of foreign private issuers is more limited than the periodic disclosure required of U.S. issuers and therefore there may be less publicly available information about us than is regularly published by or about U.S. public companies in the U.S. Also, although we are subject to Canadian regulation prohibiting selective disclosure, we are not required to comply with SEC Regulation FD, which may affect the timing of material disclosure regarding the Company.

Item 4.        Information on ViRexx

A.            History and Development of ViRexx

The legal and commercial name of the Corporation is ViRexx Medical Corp.

ViRexx is a corporation amalgamated under the laws of the Province of Alberta, Canada pursuant to the provisions of the Alberta Business Corporations Act (“ABCA”). Our head office is located at 8223 Roper Road, Edmonton, Alberta, Canada, T6E 6S4, telephone: (780) 433-4411 and our registered office is located at 1500 Manulife Place, 10180 - 101 Street, Edmonton, Alberta, Canada T5J 4K1. Our common shares are listed and posted for trading on the TSX under the symbol “VIR” and the AMEX under the symbol “REX”.

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

Norac was incorporated under the ABCA on September 22, 1986. Norac has been a reporting issuer in the Province of Alberta since October 2, 1986, pursuant to the issuance of a receipt for a final prospectus under the Securities Act (Alberta). The Norac A Shares began trading on the TSX Venture Exchange (“TSXV”) (formerly, the Canadian Venture Exchange and prior to that the Alberta Stock Exchange) in April 1987 under the symbol “NRC.A” which was subsequently changed to the symbol “NRC.T”. On June 23, 2003, trading of Norac’s securities was halted upon the announcement of the ViRexx Amalgamation. On August 18, 2003, Norac’s listing was moved to the NEX board of the TSXV as a result of its inactive status, and Norac’s symbol was changed to “NRC.H”. Norac has been a reporting issuer in the Province of British Columbia since November 26, 1999.

ViRexx Research was the corporation resulting from the amalgamation of Novolytic Corp. and ViRexx Research (“Original ViRexx”) under the ABCA on August 1, 2002. On August 1, 2002, immediately prior to the said amalgamation, the shareholders of Original ViRexx exchanged the 1,000,000 issued and outstanding class A common shares of Original ViRexx for 16,746,007 common shares of Novolytic Corp. and as a result Original ViRexx became a wholly owned subsidiary of Novolytic Corp. The share exchange ratio for the amalgamation of Original ViRexx and Novolytic Corp. was established by agreement between their respective boards of directors in consultation with an independent investment banking firm.

Novolytic Corp. was incorporated under the laws of the State of Nevada, U.S. on October 30, 2000 and was continued into the Province of Alberta as a corporation subject to the ABCA on May 31, 2002. On June 1, 2002, Novolytic Corp. was amalgamated under the laws of Alberta with Novolytic Inc. with the amalgamated corporation continuing under the name “Novolytic Corp.” On June 1, 2002, immediately prior to the amalgamation of Novolytic Corp. and Novolytic Inc. the shareholders of Novolytic Inc. exchanged the 100 issued and outstanding shares of Novolytic Inc. for 100 class “A” common shares of Novolytic Corp. with Novolytic thereby becoming a wholly owned subsidiary of Novolytic Corp.

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

Prior to the AltaRex Arrangement, the AltaRex common shares were listed and posted for trading on the TSX under the symbol “ALT”. AltaRex was delisted from the TSX on December 16, 2004 as a result of the AltaRex Arrangement and ceased to be a reporting issuer in Canadian jurisdictions.

ViRexx has not made any capital acquisitions or divestitures other than as described above and all of the funds it has in Treasury will be used to further its research and development programs.

On December 22, 2005, our common shares were listed on the AMEX. In 2006, we incorporated our wholly owned subsidiary named ViRexx International Corp. Limited under the laws of Ireland.

The principal capital expenditures for the last three fiscal years of ViRexx were as follows:

	2007	2006	2005
Laboratory Equipment	$133,095	$22,960	$5,783
Leasehold Improvements	-	-	2,125
Office Furniture & Equipment	4,650	8,440	44,310
Computer Hardware	8,050	37,812	56,600
Computer Software	3,695	23,272	23,173
	$149,490	$92,484	$131,991

The expenditures were incurred in Canada; we expect to finance the capital expenditures from cash generated in financing activities.

During the year ended December 31, 2007 and currently, we are not engaged in any public takeover offers by third parties in respect of the Company’s shares or in respect of another company’s shares.

B.	Business Overview

ViRexx is a Canadian development-stage biotechnology company focused on targeted therapeutic products for people suffering from chronic viral infections or certain cancers.

ViRexx’s proprietary Chimigen™ Vaccine Platform is being used to develop immunotherapeutic agents for the treatment of patients with chronic hepatitis B and C virus infections. The platform is also used to develop biodefense vaccines, pandemic influenza vaccines and targeted bionanoparticles. The Corporation is developing Occlusin™ 50 Injection embolization therapy for the treatment of liver cancer and Occlusin™ 500 AED for the treatment of uterine fibroids.  OvaRex® MAb, an ovarian cancer treatment, is currently being considered for front-line therapy in combination with chemotherapy, following its failure to meet its clinical endpoints in recent Phase III trials as a stand alone treatment in terminally ill patients.

Products

The Corporation’s product candidates referred to above can be categorized using ViRexx’s three technology platforms.

1.
The Chimigen™ Platform is a proprietary platform developed at ViRexx to generate therapeutic and prophylactic vaccines for major infectious diseases that have high unmet needs.  These vaccines are designed to stimulate broad immune responses towards specifically targeted viral and foreign antigens.  Using this novel platform, the Corporation is developing product candidates for the treatment of chronic hepatitis B and hepatitis C virus infections, which afflict hundreds of millions of people worldwide, as well as vaccines targeting pandemic influenza, and weaponized biological agents.

2.
The T-ACT™ Platform includes embolotherapeutic product candidates designed to cut off the blood supply to tumors by targeted transcatheter delivery.  ViRexx is developing Occlusin™ 50 Injection for the treatment of primary liver cancer and Occlusin™ 500 AED for the treatment of uterine fibroids.  Both agents utilize biocompatible / biodegradable materials to induce targeted embolization of the arterial blood supply.

3.
The AIT™ Platform has resulted in the development of unique murine monoclonal antibody treatments specifically designed for certain cancers, including Ovarian (OvaRex® MAb), Breast (BrevaRex® MAb), Prostate (ProstaRex™ MAb) and Gastrointestinal (GivaRex™ MAb) malignancies.

Chimigen™ Platform Technology

The Chimigen™ Platform is a versatile platform technology that has been used to produce several immunotherapeutic products and prophylactic vaccines candidates. The Corporation is focused on developing product candidates as therapeutic agents for the treatment of chronic hepatitis B and C virus infections. In 2006, ViRexx completed a Phase I clinical trial of its initial Chimigen™ Hepatitis B Therapeutic Vaccine candidate, CHB111 (formerly called HepaVaxx B Vaccine), in 15 normal, healthy volunteers.  There was no significant adverse event associated with the treatment.  The evaluation of the immune responses in these volunteers to the treatment with a single dose of CHB111 revealed no significant humoral or cellular responses elicited by the vaccination.

The Corporation has identified a promising new Chimigen™ Hepatitis B Therapeutic Vaccine, which includes multiple antigens shown to be involved in a therapeutic immune response in patients who cleared hepatitis B virus infection.  ViRexx hopes to initiate a clinical trial for its Chimigen™ Hepatitis B Therapeutic Vaccine with a partner in the second half of 2009.  ViRexx’s Chimigen™ Hepatitis C Therapeutic Vaccine is being developed for the treatment of chronic hepatitis C infection. The Corporation currently has two ex vivo tested vaccine candidates in this program.  Continued efforts in 2008 will be directed towards the final selection of a Chimigen™ Hepatitis C Therapeutic Vaccine candidate for clinical testing.

Partnering discussions have been initiated for Chimigen™ Hepatitis B Therapeutic Vaccine. Specifically, ViRexx is targeting potential partners with a strong presence in Asia, especially India and China where almost three quarters of the world’s chronic hepatitis B sufferers live.  ViRexx will also seek a global partner for development and commercialization of its Chimigen™ Hepatitis C Therapeutic Vaccine.
The other product candidates include Chimigen™ Avian Influenza vaccines against pandemic influenza, Chimigen™ biodefense vaccines against biological threat agents, and development of immune-targeted bionanoparticles. Several potential Chimigen™ Avian Influenza Vaccine candidates have been produced and are being evaluated for their efficacy.

In collaboration with the Defense Research and Development Canada-Suffield (“DRDC-Suffield”), ViRexx is evaluating Chimigen™ Vaccines for use in biodefense.  In this program, the Corporation is focusing on two candidate vaccines for Western Equine Encephalitis Virus (“WEEV”).  Based on the results from these studies, the Corporation was encouraged to apply for a biodefense development contract, which was submitted to National Institutes of Health (“NIH”), USA in January 2008. The application is under review and the result is awaited.

Looking toward its next generation Chimigen™ Platform products, the Corporation has established research collaboration with the National Institute of Nanotechnology for developing targeted bionanoparticles using the Chimigen™ Platform. If successful, Chimigen™ Bionanoparticle technology could be used for targeting immune cells to modulate specific pathways of immune responses and also for use in siRNA delivery and immunomodulator vaccine development.

T-ACT™ Platform Technology

The T-ACT™ Platform is designed to interrupt blood supply to tumors, leading to tumor tissue starvation and death. The lead product candidate of the T-ACT™ Platform, Occlusin™ 50 Injection, is a treatment for primary cancer of the liver.  In August 2007 the Corporation completed a Phase I clinical trial treating 12 hepatocellular carcinoma patients with Occlusin™ 50 Injection as part of a transcatheter arterial chemoembolization (“TACE”) procedure.  The adverse events profile of the product was similar to that of commercially available embolization devices.  Significant tumor stability was achieved in 11 patients and progression occurred in 1 patient following treatment.  This TACE procedure translates to a clinical benefit of over 90%, with three patients stabilized sufficiently to qualify for a liver transplant.  TACE is the treatment of choice to control tumor progression in patients who are being considered for liver transplantation.  Liver transplantation is the optimal treatment for primary cancer of the liver in selected patients because it essentially “cures” the liver cancer and any underlying liver disease that might lead to the reappearance of the cancer.  Unlike other embolic agents OcclusinTM 50 is resorbable, and does not remain permanently in the body; it is reversible with anti-coagulant therapy thus enhancing its off-target safety profile, and it produces rapid embolization with relatively smaller volumes of agent that is easily prepared and which does not clog angiocatheters.  Occlusin™ 50 Injection partnering discussions have been initiated with companies interested in Occlusin™ 50 Injection.  Specifically, ViRexx is evaluating potential partners interested in licensing Occlusin™ 50 Injection for Asia, as the prevalence of liver cancer is much higher in Asia than anywhere else in the world.

The second product candidate of the T-ACT™ Platform is the Occlusin™ 500 AED, an embolic agent designed to treat hypervascular tumors including uterine fibroids.  This device is delivered by catheter to the blood vessels feeding the tissue to be treated.  Unlike other embolic agents, Occlusin™ 500 AED undergoes natural breakdown in the body and ultimately disappears.  ViRexx is continuing preclinical testing of this product candidate and has also completed the production of two Good Manufacturing Practice (“GMP”) batches of the product.  Exploration of new manufacturing methods of Occlusin™ 500 AED to increase efficiency of production is in progress. Occlusin™ 500 AED will be developed as a medical device for marketing clearance, and the Corporation plans to file a 510(k) Pre-Market Notification.
Partnering discussions are currently underway with parties interested in developing and commercializing Occlusin™ 500 AED. Clinical studies could be started in the second half of 2009 and marketing clearance in United States in early 2011, or earlier.

AIT™ Platform Technology

The lead product candidates from the AIT™ Platform include OvaRex® MAb for ovarian cancer, and BrevaRex® MAb for breast cancer.  OvaRex® MAb was the subject of one Phase II study examining combination chemo-immunotherapy in front-line treatment, and two randomized, double-blind and placebo controlled Phase III clinical trials examining immunotherapy during remission.

The Phase III trials were designed to compare OvaRex® MAb to placebo by evaluating the time to disease relapse in patients in remission who had undergone successful surgery and front-line chemotherapy.  The results of these Phase III trials released in December of 2007 indicated that while the use of OvaRex® MAb was safe, the outcomes for the patients who were treated were not statistically significant.  Consequently Unither Pharmaceuticals, Inc. (“Unither”) a subsidiary of United Therapeutics Corporation (“United”), to whom ViRexx, through its wholly owned subsidiary AltaRex, had granted exclusive rights for development and commercialization of OvaRex® MAb, announced they were abandoning development and commercialization of OvaRex® MAb and related potential products.  The License and Development Agreement has been terminated and ViRexx has repatriated the development and commercialization rights for all AIT™ Platform products.  Unither/United has returned to ViRexx all data and other material associated with the development and commercialization of OvaRex® MAb.  The scientists at ViRexx in conjunction with outside independent parties are currently evaluating the data and the assumptions underlying the program prior to determining the next steps in the development of this product and the effect of this on related technologies.

The Phase II study referred to above showed promising results for the use of OvaRex® MAb in conjunction with front-line chemotherapy.  Not only was OvaRex® MAb safe to use in this new setting, but cellular immune responses to the tumor antigen were seen. The use of non-selective chemotherapy combined with targeted immunotherapy is being recognized as a new cancer treatment paradigm by the medical community.  This new treatment mode represents an exciting partnering opportunity and ViRexx is pursuing discussions with several interested parties.

The combination chemo-immunotherapy model is also being discussed in the context of a Phase II clinical trial which may be initiated jointly by ViRexx and the Gynaecologic Oncology Group (“GOG”) in 2008.  The trial, if and when it proceeds, will explore the use of OvaRex® MAb in conjunction with cyclophosphamide, a chemotherapeutic drug known to have immune modulating effects.  To enroll, patients must have relapsed and undergone a second round of chemotherapy.  This trial will seek to broaden our experience in using combination chemo-immunotherapy in treating ovarian cancer.

BrevaRex® MAb is a high affinity antibody specific to the tumor associated antigen, MUC-1, which is present in cancers of the breast and pancreas as well as in multiple myelomas.  BrevaRex® MAb was shown to be safe in a Phase I clinical trial in patients with MUC-1 expressing tumors.  ViRexx has worldwide rights for licensing BrevaRex® MAb, with established license agreements for some European territories.  The remaining antibodies in the AIT™ Platform include ProstaRex™ MAb and GivaRex™ MAb, both in the pre-clinical stage targeting prostate and pancreatic cancer respectively.

Discussions are ongoing between ViRexx and interested parties to determine the best strategy for proceeding with development and commercialization of the AIT™ Platform product pipeline.

Product Candidate Pipeline

A summary of the development stage for each of the drug candidates is as follows:

Chimigen™
Discovery
Pre-clinical
Phase I
Phase II
Phase III
HBV – CHB111 (HepaVaxx B)
HBV
HCV
WEEV
Influenza/ Pandemic
siRNA
In house Development
T-ACT™
Occlusin™ 50 Injection (liver cancer)
Occlusin™ 500 Device (uterine fibroids)
Advancing with Partners
AIT™
OvaRex® MAb (ovarian cancer)
BrevaRex® MAb (breast cancer/multiple myeloma)
ProstaRex® MAb (prostate cancer)
GivaRex® MAb (pancreatic cancer)

Business Strategy

ViRexx's business strategy is to develop and commercialize therapeutic product candidates originating from its Chimigen™, T-ACT™ and AIT™ platform technologies in a timely and effective manner. The Corporation plans to build value by advancing its Chimigen™ Therapeutic Vaccines through pre-clinical and Phase I/II clinical trials. As well, ViRexx will pursue strategic partnering and licensing opportunities for its non-core programs, specifically Occlusin™ 50 Injection and Occlusin™ 500 AED, OvaRex® MAb and CHB111.

The Corporation’s strategic plan includes the following:

•	New leadership with significant relevant industry experience to drive performance and provide networks for collaborations and partnering;
•	Focus research expenditures on near term product opportunities;
•	Control and focus expenditures on longer term opportunities to build strong development and commercialization opportunities;
•	Aggressive partnering plan for late stage clinical candidate, medical device & oncology products;
•	Focus overall expenditures to minimize the level of additional capital required; and
•	Direct efforts to clear value creating milestones in 2008 and 2009.

Key Milestones

The Corporation’s strategic plan calls for the achievement of a number of significant milestones over the next 12 months:
•	Completion of data review and assessment of the AIT™ Platform development strategy;

•
Initiation of a Phase II clinical trial in collaboration with the GOG examining OvaRex® MAb in conjunction with cyclophosphamide in ovarian cancer patients who have relapsed and undergone a second round of chemotherapy;

•	Establish a partnership for the development and commercialization of Occlusin™ products in Europe and / or Asia;

•	Establish partnership for development and commercialization of OvaRex® MAb as front-line therapy in Europe;

•	Demonstrate in vivo efficacy of Chimigen™ WEEV Vaccine in preclinical models;

•	Demonstrate in vivo immune response to multiantigen Chimigen™ Hepatitis B Therapeutic Vaccine in preclinical models;

•	Demonstrate ex vivo immunological efficacy of Chimigen™ Influenza Vaccine in laboratory assays; and

•	Implement Chimigen™ WEEV Vaccine development plan, should NIH funding be received.

The Corporation’s focus in 2008-2009 is to concentrate its internal resources on moving the Chimigen™ Hepatitis B Therapeutic Vaccine and Hepatitis C Therapeutic Vaccine into development.  In order to leverage external resources, ViRexx will also seek to establish partnerships for development and commercialization of its Occlusin™ 500 AED and Occlusin™ 50 Injection.

ViRexx will also seek partnerships to move the AIT™ Platform strategy forward, both in the clinical and pre-clinical areas.  Analysis of the past trials will lay the foundation for any future trials of OvaRex® MAb in conjunction with front-line chemotherapy.  A number of companies have expressed interest in partnering with ViRexx to work on several of the other MAbs in the AIT™ Platform pipeline.

Chimigen™ Platform Technology

Technology Overview

In a healthy individual, foreign antigens (such as proteins derived from a bacterium, virus or parasite) normally elicit an immune response. This immune response is comprised of two components:

(a)
The humoral (antibody) response, which consists of the production of antibodies by B-cells that are secreted into the blood and/or lymph in response to an antigenic stimulus. The circulating antibodies then neutralize the pathogen (virus, bacteria or parasite) by binding specifically to antigens on its surface, marking it for destruction by phagocytic cells and/or complement-mediated mechanisms.

(b)
The cellular response, which leads to the selection and expansion of specific helper and killer T-cell clones capable of directly eliminating cells that display the target antigen on their cell surfaces.

In some individuals, the immune system does not respond normally to certain antigens or pathogens. When an antigen does not stimulate the production of a specific antibody and/or cellular response, the immune system is not able to ward off the resultant infection. As a result, the host will develop tolerance to the infectious agent and thus the individual will become a chronic carrier of the disease.

Chimigen™ fusion proteins are compromised of two domains, the “Target Binding Domain” and the “Immune Response Domain”. The Target Binding Domain targets the Chimigen™ Vaccine to specific receptors on antigen presenting cells and the Immune Response Domain contains selected antigens. The vaccine fusion proteins are produced using recombinant methods. Our recombinant technology allows for efficient fusion of a desired antigen (the Immune Response Domain) onto the Target Binding Domain backbone of the Chimigen™ Vaccine. This enhances our ability to produce highly desirable multivalent vaccines. Thus the Chimigen™ Platform is a true platform that lends itself to the development of multiple products incorporating antigens that occur in a number of disease conditions including cancer.

We are in the process of testing the ability of our Chimigen™ Vaccines to induce both arms of the body’s immune system to attack the infectious agent(s) in order to develop therapeutic vaccines for treating chronic hepatitis B and C virus infections. We anticipate that the tests will show the Chimigen™ Therapeutic Vaccines will break tolerance to the infectious agent(s) and stimulate the immune system to eliminate infected cells as well as any circulating infectious agent. We are also testing our Chimigen™ Prophylactic Vaccine candidates against avian influenza and for biodefence uses.

Chimigen™ Hepatitis B Therapeutic Vaccine candidates

Product Candidate Overview

ViRexx has completed a Phase I clinical trial for its initial Chimigen™ Hepatitis B Therapeutic Vaccine candidate, CHB-111 (formerly called HepaVaxx B Vaccine), in 15 normal, healthy volunteers. There were no significant adverse events associated with the treatment.  The evaluation of the immune responses in these volunteers to the treatment with a single dose of the CHB-111 revealed no significant humoral or cellular responses elicited by the vaccination. ViRexx has identified a new Chimigen™ Hepatitis B Virus Therapeutic Vaccine candidate, which includes multiple antigens shown to be involved in a therapeutic immune response in clearance of chronic hepatitis B virus infection.

Market Overview

The market for ViRexx’s Chimigen™ Therapeutic Vaccines is global as shown in the chart below:

Hepatitis B Virus Market Size

	Globally	U.S.
People Chronically Infected	400 million	1.25 million
New Cases Per Year	5.7 million	60,000

Source: Center for Disease Control Hepatitis B Fact Sheet (2003)
 Source: World Health Organization 2000

Hepatitis B is one of the major diseases of mankind and is a serious global public health problem. The World Health Organization estimates that one out of every three people world wide have been infected with the hepatitis B Virus (“HBV”) of whom approximately 400 million have developed a chronic HBV infection.

The virus is endemic in Asia, (especially Southeast Asia), Africa, and the Middle East.  About 5% of the world’s population is chronic carriers of HBV, and nearly 25% of all carriers develop liver diseases such as hepatitis, cirrhosis and primary liver cancer (See Figure “Natural Course of HBV Chronic Infection).  Approximately 1.25 million chronic carriers of HBV live in the U.S. and an estimated 5.7 million people worldwide are newly infected with the virus each year. There are approximately one million deaths each year attributed to chronic HBV infection.

Competition

Numerous companies including several major international pharmaceutical companies are developing new and novel products for the treatment or prevention of chronic hepatitis B. The developmental strategies being employed by these biotech and pharmaceutical companies may be categorized as (a) nucleoside reverse transcriptase inhibitors of viral replication (e.g., Entecavir), (b) non-nucleoside reverse transcriptase inhibitors of viral replication (e.g. Robustaflavone), (c) monoclonal antibodies, (d) vaccines (e.g., hepatitis B DNA vaccine), (e) antivirals using siRNA technology and (f) other immunologic therapies (e.g., EHT899).

We believe that the majority of these approaches do not eradicate the reservoir of the HBV that remains inside the patient’s cells and therefore frequently do not permanently cure the patient of hepatitis B viral infection. The approaches noted above will likely reduce the viral load in the patient’s blood, but unfortunately for the majority of patients, once the therapy is stopped the hepatitis virus will begin to replicate again within the patient’s cells that contain the viral DNA. In contrast, we believe that Chimigen™ Hepatitis B Therapeutic Vaccines will elicit both humoral and cellular immune responses in chronic hepatitis B patients and that a strong cellular immune response directed against hepatitis B antigens will have the potential to eradicate the patient’s cells that harbor hepatitis B viral DNA.

Experience has shown that during long term therapy with existing antiviral agents (e.g., lamivudine), the patients that had the best chance of eliminating the virus were the patients who had an immune response to the virus prior to initiating treatment with the antiviral agent. We believe that the immune responses induced by Chimigen™ Hepatitis B Therapeutic Vaccine will increase the effectiveness of antiviral therapy when used in combination with antiviral agents such as lamivudine.

Chimigen™ Hepatitis C Therapeutic Vaccine Candidates

Product Candidate Overview

Chimigen™ Hepatitis C Therapeutic Vaccines are being developed for the treatment of chronic hepatitis C viral infections. These vaccine candidates consist of a recombinant chimeric molecule containing the elements of both HCV viral antigen(s) and a murine antibody fragment. The fusion molecules are designed to target antigen presenting cells, especially dendritic cells that play a dominant role in the body’s immune system. Currently, there are two ex vivo tested Chimigen™ Hepatitis C Therapeutic Vaccine candidates. Continued efforts in 2008 are directed to the final selection of a Chimigen™ Hepatitis C Therapeutic Vaccine candidate for clinical testing.

Market Overview

The market for ViRexx’s Chimigen™ HCV Therapeutic Vaccine is global.

HCV Market Size

	Globally	U.S.
People Chronically Infected	170 million	3.2 million
New Cases Per Year	3-4 million	19,000

Sources: World Health Organization Fact Sheet WHO/164 - October (2000)

 Source: World Health Organization (2000)

The World Health Organization estimates that 170 million people are chronically infected with HCV (more than four times as many as are infected with HIV) and conservatively 3 to 4 million people are newly infected each year. (Source: WHO Fact Sheet WHO/164 - October 2000.)

An estimated 4.1 million people have been infected with HCV in the U.S., of whom 3.2 million are chronically infected. According to the U.S. Center for Disease Control and Prevention (“CDC”), new infections in the U.S. have dropped from approximately 240,000 annually in the 1980s to less than 19,000 in 2006. This is largely due to the availability of a diagnostic antibody test, which was introduced in 1990 to screen and eliminate HCV-infected blood from the nation’s blood supply. (Source: Center for Disease Control Hepatitis C Fact Sheet (2008).

Since 1990, all donated blood in the U.S. has been screened for the presence of the virus, thus eliminating almost all cases of transmission via blood transfusion. While this screening test has also been adopted by many other industrialized nations, the rest of the world is still at risk from transfusions as well as the other common routes of transmission (especially contaminated needles). In the absence of blood screening, many, if not most carriers, have no idea that they are infected, or that they should take precautions against infecting others.

While the incidence of infection in the U.S. has decreased since the 1980s, the rate of deaths attributable to HCV continues to increase as people infected decades ago begin to manifest the disease. According to the CDC, 8,000 to 10,000 people currently die each year from HCV-related liver disease. HCV continues to be the primary indication for liver transplantation. The CDC has previously predicted that the death toll will triple by the year 2010 and exceed the number of U.S. deaths due to AIDS. In addition, HCV is now the most common blood-borne infection in the U.S.

According to Hepatitis Central, chronic HCV is predicted to become a major burden on the health care system over the next 10 to 20 years as many patients who are currently asymptomatic will progress to end-stage liver disease and cancer. Approximately 75% to 85% of individuals infected with HCV will develop a chronic infection, of whom 15% to 20% will develop chronic liver disease progressing to cirrhosis. Between 1% and 5% of people with chronic infections will die over a period of 20 to 30 years. Predictions in the U.S. estimate that there will be a 60% increase in the incidence of cirrhosis, a 68% increase in hepatoma, a 279% increase in hepatic decomposition, a 528% increase in the need for transplantation, and a 223% increase in liver death rate.

At present there is neither a therapeutic or prophylactic vaccine commercially available to treat or prevent hepatitis C infections. Current therapy for hepatitis C infection utilizes a combination of interferon- α and ribavirin. However, this combination is expensive, has significant side effects and is only effective in approximately 40% of patients. The epidemic proportions of HCV infection, the limited efficacy and expensive nature of approved therapeutics, the high cost of liver transplants (about $314,000 each) and the huge burden on the healthcare system in Canada alone (about $600 million in 1998, just in medical and work-loss costs), all point to the need for prophylactic vaccines and new therapies to treat the disease. (Source: Health Canada News Release, September 18, 1998 and Fields Virology (2000) Volumes I and II (Fourth Edition)).

The specific target population that can be treated with Chimigen™ Hepatitis C Therapeutic Vaccine will be defined through the clinical development process. We believe the Chimigen™ Vaccine Platform can potentially be used to develop a prophylactic vaccine against hepatitis C infection as well as a therapeutic vaccine.

Competition

Numerous companies, including major international pharmaceutical companies (e.g. Roche, Schering-Plough, and Eli Lilly), are developing innovative drugs for the treatment of hepatitis C. The development strategies can be categorized as (a) biological response modifiers   (e.g. interferon α-2b), (b) antiviral nucleosides, (c) immune globulins (e.g., Civacir™ Hepatitis C immune globulin), (d) monoclonal antibodies (e.g., XTL-002), (e) ribozymes (e.g.. Heptazyme™), (f) antisense drugs (e.g. ISIS 14803), (g) small molecule protease inhibitors (e.g., LY570310 / BILN2061, VX-950), (h) polymerase inhibitors (e.g. NM283) and (i) other strategies (e.g. human recombinant lactoferrin).

Among these developmental strategies, the biological response modifiers (“BRMs”) (e.g. interferon- α) have promise for treatment of hepatitis C infection. BRMs enhance, direct or restore the body’s ability to fight disease and provide a non-specific boost to the patient’s immune system, which will then mount an attack on cells harboring HCV. Although BRMs such as interferon- α impart a general immune boost that is effective in some patients, the side effect profile is very poor and many patients choose to discontinue therapy because they cannot tolerate the adverse effects.

We believe, based on CHB-111 studies, that the adverse side effect profile associated with treatment of chronic hepatitis C patients with a Chimigen™ Hepatitis C Therapeutic Vaccine may be very mild. Furthermore, we believe, based on studies of various Chimigen vaccine candidates, that a Chimigen™ Hepatitis C Therapeutic Vaccine will elicit both humoral and cellular immune responses in chronic hepatitis C patients that may eliminate the HCV infection from the body.

Chiron Corporation

Chiron Corporation is developing prophylactic and therapeutic vaccines using recombinant HCV antigens and adjuvants.

Schering-Plough Corp.:

Schering-Plough Corp.’s (“Schering-Plough”) interferon product (“interferon- α”), PEG-INTRON®, is currently the preferred treatment for HCV because it appears to be less toxic than Rebetol®. Schering-Plough has developed a combination therapy with this product and ribavirin has been approved in North American and Europe.

F. Hoffman-La Roche Ltd. :

Hoffman-La Roche Ltd. (“Roche”) has a therapeutic for the treatment of HCV infections. In a head-to-head Phase III clinical trial, it was found that patients treated with Roche’s PEG interferon α-2a or Pegasys®, combined with the antiviral agent ribavirin, was effective in 56% of patients tested, relative to 45% of subjects taking Schering-Plough’s Rebetol®, the current industry standard.

In the Roche trial, researchers discovered that the most common side effects, depression and flu-like symptoms, were less frequently exhibited in the Pegasys and ribavirin group than in the group taking ribavirin alone. Depression occurred in 21% of those taking the combination therapy, compared with 30% in the ribavirin alone group, and 20% in the group taking Pegasys without ribavirin. (Source: Roche Press Release) However, the high cost (approximately U.S. $31,000 for a year’s supply) and the frequency of side effects with moderate efficacy make this therapy less than ideal. (Source: Fields Virology (2000) Volumes I and II (Fourth Edition).

There are also a number of drugs under development, such as Vertex’s VX-950 protease inhibitor and Idenix’s NM283 polymerase inhibitor, that have shown great promise during Phase II clinical testing.  These drugs are being developed rapidly in collaboration with major pharmaceutical partners.  If approved, they may re-define the standard of care for the treatment of HCV infections.  We believe approval of these small molecule drugs will not affect the market share for ViRexx products as they would be complementary to any vaccine use, and additionally, resistance is known to develop readily with small molecule anti-viral agents.

T-ACT™ Platform Technology

Technology Overview

It has long been known that depriving a tumor of its blood supply has great potential in the fight against cancer and in the treatment of benign tumors. Many large pharmaceutical companies conducting clinical studies have clearly established the concept that cutting off the blood supply to tumors causes them to regress and become dormant. Furthermore, cutting off the blood supply reduces the ability of cancers to invade tissues and to spread to other parts of the body.  We believe that the Occlusin™ product candidates are ideal for utilizing this approach as a treatment for uterine fibroids (a benign tumor) and hepatocellular carcinoma (primary cancer of the liver).

Our Occlusin™ product candidates are based on site-specific platelet-mediated induction of thrombosis of the arterial supply of hypervascular tumors.   Occlusin™ 50 Injection is a biological product that utilizes von Willebrand Factor (“VWF”) immobilized to agglutinated albumin.  VWF is able to capture and activate circulating platelets, initiating a cascade leading to the formation of a blood clot that blocks the flow of blood in the target artery.  Occlusin™ 500 AED is a medical device in which type 1 collagen is immobilized on a deformable synthetic bead.  Both Occlusin™ 50 Injection and Occlusin™ 500 AED are made from biocompatible materials that will degrade naturally in the body with time.  Both products can be delivered directly to the artery desired using standard catheters.

Occlusin™   Product Candidates

Product Candidate Overview

The lead product candidate of the T-ACT™ platform, Occlusin™ 50 Injection is a treatment for primary cancer of the liver, which has completed a Phase I clinical trial. A second product candidate, Occlusin™ 500 AED, is in preclinical development for the treatment of uterine fibroids and other solid hypervascular tumors.

The Company has completed a Phase I clinical trial using Occlusin™ 50 Injection to treat 12 hepatocellular carcinoma patients with as part of a transcatheter arterial chemoembolization (“TACE”) procedure.  The adverse events profile of the product was similar to that of commercially available embolization devices.  Tumor stability was achieved in 11 patients and progression occurred in 1 patient following treatment.  Three patients stabilized sufficiently to qualify for a liver transplant.  We are currently seeking a partner to continue development of Occlusin™ 50 Injection in Asia.

The second product candidate of the T-ACT™ Platform is the Occlusin™ 500 AED, an embolic agent designed to treat hypervascular tumors including uterine fibroids.  This device is delivered by catheter to the blood vessels feeding the tissue to be treated.  ViRexx is continuing preclinical testing of this product candidate. Partnering discussions are currently underway with parties interested in developing and commercializing Occlusin™ 500 AED. Clinical studies could be started in the second half of 2009 and marketing clearance in United States in early 2011, or earlier.

Market Overview

The Occlusin™ product candidate indications, primary liver cancer and uterine fibroids constitute a global market.

Liver Cancer Market Size (primary + secondary to colorectal cancer)

	Globally	U.S.
New Cases per year	626,162	21,370
 Source: GLOBOCAN 2002

While primary liver cancer is not as prevalent in North America, it is responsible for 50% of all cancer cases in the less developed parts of the world such as Africa, Southeast Asia, and China. This dramatic difference is believed to be due to the much higher prevalence of HBV carriers in those regions, which predisposes to the development of hepatocellular carcinoma (“HCC”).

According to GLOBOCAN 2002, the worldwide incidence of primary liver cancer was estimated to be 626,162 cases and, of these, over 485,462 were located in Asia, 16,210 in North America and 53,618 in Europe. The number of patients who died worldwide from primary liver cancer in 2006 was estimated to be 662,000. ViRexx will determine the target market for its Occlusion™ 50 Injection product candidate(s) by continued market analysis and through the clinical trial process.

In the U.S., the five-year survival rate for patients with all stages of liver cancer is 10.8%. The five year survival rate of American patients diagnosed with localized liver cancer is 22.3% and a mere 2.8% for patients with distant disease. There has been little improvement in the five-year survival rate for U.S. liver cancer patients since the mid 1970s when the overall survival rate was 5%. (Source: American Cancer Society, Cancer Facts and Figures 2008)

Uterine Fibroid Market Size
	Globally	U.S.
Prevalence	20% - 40% of women >35 years of age	> 24.5 million
Target Market of the 200,000 hysterectomies performed annually to relieve debilitating symptoms of uterine fibroids	20% experience debilitating symptoms	> 2.5 million
Source: National Institutes of Health (NIH); Central Intelligence Agency Population Statistics; Society of Interventional Radiology.

Uterine fibroids, also called leiomyomas, are benign tumors that can grow on the inside or outside of the uterus, or within the uterine wall. Their size can vary from that of a pea (0.25 inch) to 8 inches in diameter. While most women with fibroids are symptom-free, approximately 10% to 20% experience prolonged bleeding, which can lead to anemia and/or pain in the pelvis, abdomen, back or during sexual intercourse. Fibroids can also prevent a woman from conceiving, or can induce a miscarriage or premature labor. As fibroids grow and expand, they exert pressure upon the bladder and lower intestine and can cause difficult or increased urination, constipation, and a feeling of fullness.

The Society of Interventional Radiology estimates the incidence of uterine fibroids of significant size at 20% to 40% of women 35 years of age and older and 20% (2.5 million women) experience severe debilitating effects. Corresponding numbers of women in the rest of the world are similarly afflicted. ViRexx will determine the target market for its Occlusion™ product candidates by continued market analysis and through the clinical trial process.

Hysterectomy (complete removal of the uterus) or myomectomy (partial removal of the uterine wall) has been the treatment of choice for women suffering from severe side effects of uterine fibroids. These invasive surgical procedures require long hospital stays and recovery time, post surgery. In contrast, uterine artery embolization (“UAE”) is a minimally invasive technique delivered as an outpatient procedure with minimal recovery time.

UAE involves the delivery of tiny embolic microspheres to the blood vessel (the uterine artery) feeding the fibroid. The microspheres are delivered by catheter and function to block the blood flow to these benign tumors. Once the blood supply is cut off, the fibroids shrink resulting in symptom relief.

A publication in the New England Journal of Medicine (January 25, 2007) comparing treatments for uterine fibroids underlined the benefits of UAE over surgery (hysterectomy or myomectomy).  The UAE group had a shorter median stay in hospital (1 versus 5 days; p<.001) and a shorter recovery time before returning to work (20 days versus 61 days; p<0.001) in comparison to the surgery group.  There was no difference in major adverse events between the two groups.

Competition

Embolotherapy, the blocking of blood vessels feeding a target tissue, has been practiced for more than 30 years. Several companies, in recent years, have focused on producing specific embolic agents for the treatment of various forms of solid tumors.

Biosphere Medical Inc.:

Biosphere Medical Inc.’s Embosphere® microsphere technology is the perceived market leader in the area of embolotherapy. This company has developed several forms of its acrylic-based microspheres to treat both liver cancer and uterine fibroids. Biospheres’ embolic device for the treatment of liver cancer has recently been approved for sale in China.

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

Occlusin™ particles physically cause a blockage of blood flow in the treated vessel, as do all embolic agents.  However, Occlusin™ particles also bind and activate platelets which lead to the consolidation of the blood clot and a therefore more efficient blockage of blood flow.

AIT™ Platform Technology

Technology Overview

The Corporation’s antibody-based AIT™ products are designed to induce the immune system to recognize a patient’s circulating tumor antigens as foreign, thereby triggering the immune system to respond to and attack the antigens and the cells that display them. The resulting robust response encompasses both the humoral (antibody-based) and cellular (T-cell based) arms of the immune system. Circulating tumor antigens are ideal targets for antibody-based immunostimulation since they are readily available for processing by the antigen-presenting cells of the immune system.

Harnessing the Immune System

Monoclonal antibodies (MAbs) were once thought to be magic bullets that would bind to tumor cells and thereby deliver therapeutic entities to a tumor. One of the historical challenges to the monoclonal antibody (MAb) field has been the natural shedding by tumors of antigens into the bloodstream. Once in circulation, these shed tumor antigens bind to the MAbs before they reach their intended destination (the tumor). When select monoclonal antibodies bind to the antigen in circulation, our antibodies trigger the immune system to recognize and bind to epitopes of the antigen which are also found on the tumor cells. Research by ViRexx has further demonstrated that our antibody-based products facilitate and modify tumor antigen processing to trigger T-cell immunity.

Competition within the AIT™ Space

While numerous companies are developing and marketing monoclonal antibodies to treat cancers, to the best of our knowledge there is no known competition at present using a treatment approach similar that of the AIT™ platform technology. The Corporation has issued patents and patents pending protecting the AIT™ technology.

OvaRex® MAb

Product Candidate Overview

OvaRex® MAb is a murine antibody-based product that has a high degree of specificity to the tumor associated antigen CA125 that is over-expressed on tumor cells in more than 80% of women with stage III/IV ovarian cancer. We believe that OvaRex® MAb acts as an immunotherapeutic agent by inducing and/or amplifying the body’s immune response against ovarian cancer.

OvaRex® MAb

▪ Fully foreign monoclonal antibody (MAb) that selectively targets CA125, a tumor associated antigen that is present in the circulation of more than 80% of late stage ovarian cancer patients
▪ Induces broad immune responses against CA125 and consequently against the patient’s CA125 positive ovarian tumors
▪ In Phase II of clinical development
▪ Benign safety profile and good quality of life during treatment
▪ Granted Orphan Drug status in U.S. and Europe and Fast Track status in U.S.

A Phase II study was recently completed that showed promising results for the use of OvaRex® MAb in conjunction with front-line chemotherapy.   Not only was OvaRex® MAb safe to use in this setting, but cellular immune responses to the tumor antigen were seen. The use of non-selective chemotherapy combined with targeted immunotherapy is gaining ground as a new cancer treatment paradigm by the medical community.  As previously mentioned, ViRexx and the GOG will undertake a Phase II study in 2008 examining the use of OvaRex® MAb in conjunction with cyclophosphamide pretreatment in relapsed patients.  This study will broaden our experience in using combination in the use of chemo-immunotherapy in treating ovarian cancer.

Market Overview

Ovarian cancer is a malignant growth originating in the ovaries of the female reproductive system. In the U.S., Canada, and Europe, ovarian cancer causes more deaths than any other cancer of the female reproductive tract, representing 3% of all cancers among women in the U.S. It is the second most common gynecological cancer and according to statistics compiled by the American Cancer Society (“ACS”). Specifically, the ACS estimates that there were 22,430 new cases and 15,280 deaths resulting from ovarian cancer in 2007 in the U.S.   The Canadian Cancer Society has estimated about 2,400 new cases of ovarian cancer were diagnosed in Canadian women, last year and 1,700 died due to this disease over the same period.

The Orphan Drug Designation for OvaRex® MAb affords 7 years exclusivity from approval to market in the U.S. and 10 years marketing exclusivity in Europe.

Treatment

Ovarian cancer typically exhibits vague symptoms, and is therefore called “The Disease That Whispers”. It is particularly difficult to detect given the location of the ovaries and is often not diagnosed until at a late stage in the disease, at which point, it has already spread to other parts of the body. Consequently, approximately 75% of ovarian cancers are diagnosed in the later stages.  The therapeutic approach prescribed to patients whose tumors have progressed to an advanced stage consists of surgery followed by adjuvant chemotherapy. Currently, the most common chemotherapy for patients with newly diagnosed ovarian cancer is carboplatin (Paraplatin®) or cisplatin (Platinol®) in combination with a taxane such as paclitaxel (Taxol®).  Despite their apparent positive effect on survival time, these agents are associated with significant toxicity and side effects that reduce the patient’s quality of life. Given the rigors of repeated chemotherapeutic treatments, and taking into account the modest effect on prolonging survival time, patient quality of life has become a major issue.

BrevaRex® MAb

Product Candidate Overview

BrevaRex® MAb is a murine antibody-based product that has a high degree of specificity to the tumor associated antigen MUC-1 that is over-expressed on tumor cells in numerous cancers including breast cancer, pancreatic cancer and multiple myeloma. Like OvaRex® MAb, we believe, based on pre-clinical studies, BrevaRex® MAb acts as an immunotherapeutic agent by inducing and/or amplifying the human body’s immune response against MUC-1 expressing cancers.

 BrevaRex® MAb

▪ Fully foreign monoclonal antibody (MAb) that targets MUC-1, a tumor associated antigen that is expressed in breast and pancreatic cancers as well as in multiple myeloma
▪ Induces broad immune responses against MUC-1 and consequently against the patient’s MUC-1 positive tumors
▪ Beginning Phase II clinical development
▪ Benign safety profile and good quality of life during treatment

In a Phase I clinical trial in patients with advanced cancers that expressed MUC-1, BrevaRex® MAb was shown to be safe and to have induced MUC-1 specific immune responses in the patients.  Preclinical studies of BrevaRex® MAb also suggest that this antibody may be effective when used alone or used in combination with specific chemotherapeutic agents.

Market Overview

Breast cancer has the largest market potential for BrevaRex® MAb. In the U.S. approximately 184,450 new cases will occur in 2008 in both sexes (ACS Cancer Facts and Figures 2008). World wide, breast cancer is the most common cancer in women (World Cancer Report 2003).  Although there have been major advances in the treatment of breast cancer, there remains no cure for this disease.

Treatment

Currently, breast cancer treatment involves surgery for localized tumors followed by hormonal therapy, chemotherapy and if needed, radiotherapy and, if needed tyrosine kinase inhibitors and HER-2 therapy (e.g, Herceptin).  The ability to stimulate the patient’s own immune system to target breast cancer through the use of BrevaRex® MAb would be a significant advance in treatment. Whether BrevaRex® MAb will be used as a monotherapy or in combination with chemotherapy has yet to be fully assessed.

ProstaRex ™ MAb and GivaRex ™ MAb

Both of these product candidates are in the pre-clinical stage targeting prostate and pancreatic cancer respectively.

Intellectual Property Protection

ViRexx relies upon patent protection and trademarks to help it plan its future activities, preserve its right to capitalize on the results of its research and development activities and, to the extent it may be necessary or advisable, to exclude others from appropriating its proprietary technology.

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

Although, in most circumstances, we cannot prevent a person from violating the terms of any confidential disclosure agreement, we can seek restitution where it is justified.  We are unaware of any violations of our confidentiality procedures, and to date we have never experienced a violation of our confidentiality procedures that has caused our company material harm. Nevertheless, we cannot assure you that our procedures to protect confidentiality are effective, that third parties will not gain access to our trade secrets or disclose our technology, or that we can meaningfully protect our rights to our trade secrets. Furthermore, by seeking patent protection in various countries, important technical information will become available to our competitors, through publication of such patent applications. If we are unable to obtain patent claims commensurate with the disclosure we have provided, the disclosure of company secrets is nonetheless irretrievable.

Our Patents

Our success depends in part on our ability to obtain patents, operate without having third parties circumvent our rights, operate without infringing the proprietary rights of third parties, and maintain trade secret protection. As of the date of this Annual Report, we had 97 issued patents and 142 pending patent applications relating to our various technologies in the U.S., Canada, the European Union (“EU”), and other countries.  The expiry date of the nine patents granted to us in the U.S. fall between 2016 and 2021. The dates reflecting the expiration date of the longest-lived patent rights listed herein do not take into consideration the possibility that a failure to maintain these patents, a terminal disclaimer, an administrative term extension, or other future actions may affect the actual expiration date of the patents. Pending applications may never mature into patents, which could affect the lifespan of certain licenses.

The patent position of pharmaceutical and biotechnology companies is uncertain and involves complex legal and financial questions for which, in some cases, important legal principles are largely unresolved. Patent offices, and indeed their examiners, vary in their approaches regarding the breadth of biopharmaceutical patent claims that they allow. In addition, the coverage claimed in a patent application can be significantly reduced during prosecution. Accordingly, we may not be granted patents claims of meaningful scope based on the applications we have filed. We cannot warrant that our pending patent applications will result in patents being granted, that we will develop additional proprietary product candidates with features that will fall within the scope of our claims, that patents that have already been granted to us will provide us with any competitive advantage or will not be challenged or invalidated by any third parties, or that patents of others will not have an adverse effect on our ability to do business. In addition, the laws of certain foreign countries do not protect intellectual property rights to the same extent as do the laws of Canada or the U.S. We cannot warrant that others will not independently develop similar products or processes, duplicate any of our potential products or processes, or design around the potential products or processes we may patent.

Our Patent Policy

We pursue a policy of obtaining patent protection both in the U.S. and in selected foreign countries for subject matter considered patentable and important to our business. Our patent portfolio currently includes patents with respect to our unique approaches to immunotherapy, compositions of matter, their immunological utilities, broad claims to therapeutic methods, specific claims for use of these compositions to treat various disease states, and the pharmaceutical formulation of these compositions. We have also sought patent protection with respect to embolotherapy, related compositions, methods and strategies for therapy, routes of administration and pharmaceutical formulations. In addition, a portion of our proprietary position is based upon the use of technology and potential products we have licensed from others, including the master cell bank licensed from Oncothyreon Inc. (formerly Biomira Inc.) for OvaRex® MAb. The license agreement generally requires ViRexx to pay royalties upon commercialization of potential products covered by the licensed technology.

Third-Party Patents

Our commercial success also depends significantly on our ability to operate without infringing the patents and other proprietary rights of third parties. From time to time, companies may possess rights to technologies in the same areas of research and development as ours, may have patents similar to ours, and may notify us that we may require licenses from them in order to avoid infringing their rights in that technology or in order to enable us to commercialize our own technology. Patent applications are, in some cases, maintained in secrecy until patents are issued. Our competitors or potential competitors may have filed applications for, or may have received patents and may obtain additional and proprietary rights to compounds or processes used by us or are competitive with ours. The publication of discoveries in the scientific or patent literature frequently occurs substantially later than the date on which the underlying discoveries were made and patent applications were filed. In the event of infringement or violation of another party’s patent, we may be prevented from pursuing potential product development or commercialization. In addition, we may be required to obtain licenses under patents or other proprietary rights of third parties. We cannot assure you that any licenses required under such patents or proprietary rights will be available on terms acceptable to us. If we do not obtain such licenses, we could encounter delays in introducing one or more of our product candidates to the market, without infringing third-party patents, or we could find that the development, manufacturing or sale of potential products requiring these licenses could be foreclosed.

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

More specifically, we cannot warrant that we will have the financial or other resources necessary to enforce or defend a patent infringement or proprietary rights violation action. Moreover, if our potential products infringe the patents, trademarks, or proprietary rights of others, we could, in certain circumstances, become liable for substantial damages, which also could have a material adverse effect on our business, financial condition, and results of operations. Where there is any sharing of patent rights, either through co-ownership or different licensed "fields of use", one owner’s actions could lead to the invalidity of the entire patent.

In relation to the License Agreement established between AltaRex and Oncothyreon Inc. (formerly Biomira Inc.) dated November 24, 1995, we are responsible for the maintenance of certain existing patents and the prosecution of all patent applications related to the licensed technology while Oncothyreon Inc. is responsible for others.

Economic Dependence and Foreign Operations

Some of our product candidates are in the preliminary development stage, have not been approved for marketing by any regulatory authority and cannot be commercially distributed in any markets until such approval is obtained. We cannot assure you that our Chimigen™ Vaccines, tumor starvation therapies and monoclonal antibody therapies, will be effective at a level sufficient to support a profitable business venture. The science on which our technologies are based may also fail due to flaws or inaccuracies in the data, or because the data is not predictive of future results. The scientific theories, upon which our business is based, like all science, will evolve over time and become increasingly predictive of the world in which we live. One potential consequence of imperfect theories may be that we will never be able to create a marketable product. If we are unable to do so, we will not generate revenues, will have to cease operations, and investors will be at risk of losing their entire investment.

In addition, it takes a significant period of time for new vaccines, medical devices and therapeutic drugs and monoclonal antibody therapies, to be developed, to obtain the necessary regulatory approvals to permit sales, to establish appropriate distribution channels and market acceptance, and to obtain insurer reimbursement approval. This time period is generally not less than 10 years. None of our therapeutic product candidates have been commercialized and completion of the commercialization process for any of our product candidates will require significant investments of time and funds. We cannot predict either the total amount of funds that will be required, or assure you that we will be successful in obtaining the necessary funds. It is also not possible for us to predict the time required to complete the regulatory process or if there will be sufficient market demand at such time. If any of our product candidates are approved, we cannot give assurances that it will be possible to produce them in commercial quantities at reasonable cost, successfully market them, or whether any investment made by us in the commercialization of any product candidates would be recovered through sales, license fees, or related royalties. Furthermore, the time it takes for product candidates to reach market acceptance exposes us to significant additional risks, including the development of competing products, loss of investor interest, changing market needs, changes in personnel, and regulatory changes.

Since the process of discovering and developing cancer therapies and treatments for chronic viral infections is our core business, we anticipate that we will remain engaged in research and development for the foreseeable future. As product candidates advance to commercialization, we expect that research will identify other potential candidates for development.

We cannot assure you that we will obtain any additional required licenses, that our existing licenses or new licenses, if obtained, will not terminate, or that they will be renewed. The failure to obtain, the termination of, or the failure to renew any of these licenses could have a material adverse effect on our pre-clinical and clinical programs and may cause us to suspend or cease our operations. In addition, we cannot assure you that these licenses will remain in good standing or that the technology we have licensed under these agreements has been adequately protected or is free from claims of infringement of the intellectual property rights of third parties.

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

Government Regulation and Product Approval

Regulation by governmental authorities in the U.S. and other countries is a significant factor in the development, manufacture and marketing of pharmaceuticals. All of our products will require regulatory approval by governmental agencies prior to commercialization. In particular, pharmaceutical drugs are subject to rigorous preclinical testing and clinical trials and other premarketing approval requirements by the FDA and regulatory authorities in other countries. In the U.S., various federal, and in some cases state statutes and regulations, also govern or impact upon the manufacturing, safety, labeling and storage, recordkeeping and marketing of pharmaceutical products. The lengthy process of seeking required approvals and the continuing need for compliance with applicable statutes and regulations require the expenditure of substantial resources. Regulatory approval, when and if obtained for any of our product candidates, may be limited in scope which may significantly limit the indicated uses for which our product candidates may be marketed. Further, approved drugs and manufacturers are subject to ongoing review and discovery of previously unknown problems that may result in restrictions on their manufacture, sale or use or in their withdrawal from the market.

Preclinical Studies

Before testing any compounds with potential therapeutic value in human subjects in the U.S., stringent government requirements for preclinical data must be satisfied. Preclinical testing includes both in vitro and in vivo laboratory evaluation and characterization of the safety and efficacy of a drug and its formulation. Preclinical testing results obtained from studies in several animal species, as well as from in vitro studies, are submitted to the FDA as part of an Investigational New Drug Application, or IND, and are reviewed by the FDA prior to the commencement of human clinical trials. These preclinical data must provide an adequate basis for evaluating both the safety and the scientific rationale for the initial trials in human volunteers.

Clinical Trials

If a company wants to test a new drug in humans in the U.S., an IND must be prepared and filed with the FDA. The IND becomes effective if not rejected or put on clinical hold by the FDA within 30 days. In addition, an Institutional Review Board comprised in part of physicians at the hospital or clinic where the proposed trials will be conducted must review and approve the trial protocol and monitor the trial on an ongoing basis. The FDA may, at any time during the 30-day period or at any time thereafter, impose a clinical hold on proposed or ongoing clinical trials. If the FDA imposes a clinical hold, clinical trials cannot commence or recommence without FDA authorization and then only under terms authorized by the FDA. In some instances, the IND application process can result in substantial delay and expense.

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

All clinical trials for our product candidates have been conducted in accordance with Health Canada regulations and guidelines, which satisfy FDA regulations above, particularly the ICH (International Conference On Harmonization of Technical Requirements for Registration of Pharmaceuticals For Human Use) Harmonized Tripartite Guideline “Good Clinical Practice: Consolidated Guideline”.

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

The FDA reviews all NDAs submitted before it accepts them for filing or may request additional information from the sponsor rather than accepting an NDA for filing. In such an event, the NDA must be submitted with the additional information and, again, is subject to review before filing. Once the submission is accepted for filing, the FDA begins an in-depth review of the NDA. Typically, the FDA takes ten months to review and respond to the NDA. The FDA may refer the application to an appropriate advisory committee, typically a panel of clinicians, for review, evaluation and a recommendation as to whether the application should be approved. The FDA is not bound by the recommendation, but gives great weight to it. If the FDA evaluations of both the NDA and the manufacturing facilities are favorable, the FDA may issue either an approval letter or a non-approval letter, which usually contains a number of conditions that must be satisfied in order to secure final approval. If the FDA’s evaluation of the NDA submission or manufacturing facility is not favorable, the FDA may issue a non-approvable letter or refuse to approve the NDA.

Other Regulatory Requirements

Any products we manufacture or distribute under FDA approvals are subject to continuous regulation by the FDA, including recordkeeping requirements and reporting of adverse experiences with the products. Drug manufacturers and their subcontractors are required to register with the FDA and, where appropriate, state agencies, and are subject to periodic unannounced inspections by the FDA and state agencies for compliance with current GMP regulations, which impose procedural and documentation requirements upon us and any third party manufacturers we utilize.

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

The FDA’s policies may change or additional government regulations may be enacted that could prevent or delay regulatory approval of our product candidates or approval of new indications for any existing products. We cannot predict the likelihood, nature or extent of adverse governmental regulations that might arise from future legislative or administrative action, either in the U.S. or abroad.

We received an orphan drug designation for OvaRex® MAb from the FDA in November 1996 for its use in the treatment of ovarian cancer. Under the Orphan Drug Act, the FDA may grant orphan drug designation to drugs intended to treat a rare disease or condition that affects fewer than 200,000 individuals in the U.S. Orphan drug designation must be requested before submitting an NDA. After the FDA grants the orphan drug designation, the identity of the applicant and the orphan-designated therapeutic agent are disclosed publicly by the FDA. EMEA in July 2002 also granted an orphan drug designation for OvaRex® MAb for its use in the treatment of ovarian cancer in Europe.

Orphan drug designation does not convey any advantage in or shorten the duration of the regulatory review and approval process. If a product that has orphan drug designation is the first such product to receive FDA approval for the disease for which it has such designation, the product is entitled to orphan product exclusivity, which means that the FDA may not approve any other applications to market the same drug for the same disease, except in limited circumstances, for seven years in the U.S.  This market exclusivity lasts for 10 years in the EU. The FDA may permit additional companies to market a drug for the designated condition if such companies can demonstrate clinical superiority. More than one product may also be approved by the FDA for the same orphan indication or disease as long as the products are different drugs. As a result, the FDA can still approve other drugs for use in treating the same indication or disease covered by OvaRex® MAb, which could create a more competitive market for us. Moreover, if a competitor obtains approval of the same drug for the same indication or disease before us, we would be blocked from obtaining approval for our product in the U.S. for seven years, unless our product can be shown to be clinically superior.

Foreign Regulation

In addition to regulations in the U.S., we will be subject to a variety of foreign regulations governing clinical trials and commercial sales and distribution of our products. Whether or not we obtain FDA approval for a product, we must obtain approval of a product by the comparable regulatory authorities of foreign countries before we can commence clinical trials or marketing of the product in those countries. The approval process varies from country to country, and the time may be longer or shorter than that required for FDA approval. The requirements governing the conduct of clinical trials, product licensing, pricing and reimbursement vary greatly from country to country.

Under EU regulatory systems, marketing authorizations may be submitted under centralized procedure, a mutual recognition procedure, or a decentralized procedure. The centralized procedure provides for the grant of a single marketing authorization that is valid for all European Union member states. The decentralized procedure provides for a joint assessment of safety and efficacy by a number of EU member states. The mutual recognition procedure provides for mutual recognition of national approval decisions. Under this procedure, the member state approving the first marketing authorization within the EU submits an application for recognition to other EU member states. Within 90 days of receipt of the application and the first member state’s report of the assessment of the drug, the other member states are supposed to recognize the marketing authorization of the first member state.  If one or more member states believe that there is a potential serious risk to public health, and they cannot reach agreement on the approval of the product the application is referred to the Committee for Human Medicinal Products (CHMP), for arbitration. The CHMP is a scientific expert committee of EMEA. EMEA is responsible for the protection of public health in the EU through the coordination and evaluation and supervision of medicinal products, including administering the centralized procedure and performing a more limited role in the mutual recognition procedures. After member states agree to mutual recognition of the first marketing authorization, national marketing authorizations must still be issued in each member state which recognized it, including approval of translations, labeling and the like. All marketing authorization applications for drugs that have received the orphan drug designation must be submitted through the centralized procedure.

Legal Proceedings

The Company has received statements of claim filed in the Court of Queen’s Bench of Alberta in May 2007 and February 2008  from three former employees and the former Chief Financial Officer relating to their termination or change in employment with the Company.  The former employees and the former Chief Financial assert that they are entitled to additional pay, benefits and accelerated vesting of their stock options due to a change in control within the Company in 2007 or defamation or wrongful dismissal.  The collective total of these claims is $1,939,750.  ViRexx believes that these claims are without merit and intends to aggressively defend this position.

In February 2008, the Company proposed settlement of one of the claims for severance pay and wrongful dismissal filed by a former employee.    The settlement amount was accrued in the December 31, 2007 audited consolidated financial statements.

Also, during February 2008 the Company has reached, but not yet finalized a settlement with Clarus Securities Ltd. (“Clarus”) for damages for non-performance in regard to the cancellation of a $15,000,000 public offering.  The proposed settlement includes a cash payment and warrants.  The cash settlement amount was accrued in the December 31, 2007 audited consolidated financial statements.  The issuance of the warrants will be recorded in the second quarter of 2008 once they are issued and the exercise price has been determined.

C.         Organizational structure

Control of ViRexx

ViRexx has two wholly owned subsidiaries named AltaRex and International.  AltaRex has one wholly owned inactive subsidiary named AltaRex U.S. Corp. (“AltaRex US”). AltaRex was incorporated under the laws of the Province of Alberta, Canada, International was incorporated under the laws of Ireland, and AltaRex US is a Delaware corporation.  ViRexx Medical Corp. has 100% voting control of AltaRex and International.  AltaRex has 100% voting control of AltaRex US.

D.         Property and equipment

Our corporate headquarters are located at 8223 Roper Road, Edmonton, Alberta T6E 6S4 and our registered office is located at Suite 1500, Manulife Place, 10180-101 Street, Edmonton, Alberta T5J 4K1. We lease our corporate headquarters in Edmonton, Alberta under the following terms:

                              Annual base rent:       $ 115,885
                              Term expires:             May 31, 2011
                           Square footage:          13,244

We do not deem our lease to be material. We believe that the physical facilities we lease are adequate to conduct our business during the next 12 months.

We have headquarters and laboratory space in Edmonton, Alberta. Our facilities include a seven year-old office and laboratory space, which we have occupied for four years. The facility includes offices, wet laboratories, and associated equipment. We also have access to the University of Alberta virus containment laboratory and animal research facility. Preferential privileges are accorded to us such as access to facilities and contact with key individuals, as a result of the present and past association of the senior corporate officers with the University of Alberta and the present contractual arrangements of technology transfer between the University of Alberta and us.

Property and equipment are described at cost less accumulated amortization in the audited consolidated financial statements. Amortization is provided for by using the declining balance method at the following annual rates:

Laboratory equipment	20%
Office furniture and equipment	20%
Computer equipment	30%
Computer software	100%

Leasehold improvements are amortized on a straight-line basis over the term of the lease or the estimated useful lives of the assets.

4A.	Unresolved Staff Comments

None

Item 5.        Operating and Financial Review and Prospects

Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) is designed to help the reader of the consolidated financial statements understand ViRexx Medical Corp. (“ViRexx” or “the Company”), our operations and our present business environment as of March 31, 2008. This MD&A should be read in conjunction with our December 31, 2007 audited consolidated financial statements and the accompanying notes thereto.  These audited consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).  Canadian GAAP differs in certain material respects from accounting principles generally accepted in the United States (“U.S. GAAP”). For a reconciliation and discussion of the principal differences between Canadian GAAP and U.S. GAAP as they pertain to ViRexx see Note 24 to the audited consolidated financial statements.  Unless otherwise indicated, all amounts are expressed in Canadian dollars.  This MD&A includes the following sections:

▪
Our Business – a general description of our business including a brief overview of our product candidates; a corporate update; our outlook for 2008 and the general challenges and risks related to our business and industry.

▪
Operations Review – an analysis of our consolidated results of operations presented in the audited consolidated financial statements for the year ended December 31, 2007 compared to the year ended December 31, 2006 and the year ended December 31, 2006 compared to the year ended December 31, 2005..

▪	Liquidity, Capital Resources and Financial Position – an analysis of cash availability and cash flows; off-balance sheet arrangements and contractual obligations;

▪	Controls and Procedures – an analysis of disclosure controls and procedures, as well as internal controls over financial reporting.

▪
Critical Accounting Policies and Estimates – a discussion of significant accounting policies that require critical judgments and estimates, along with a discussion of the future impact of accounting standards that have been issued but are not yet effective.

OUR BUSINESS

ViRexx is a Canadian-based development-stage biotech company focused on developing innovative targeted therapeutic products that offer better quality of life and a renewed hope for living.  Our platform technologies include product candidates for the treatment of hepatitis B, hepatitis C, avian influenza viral infections, biodefence and nanoparticle applications, select solid tumors and late-stage ovarian cancer.

We have currently three proprietary platform technologies: Chimigen™ Vaccines, targeted-autothrombogenic cancer therapy (“T-ACT™”) and antibody-based immunotherapy (“AIT™”), all of which are based on the principle of harnessing the body’s power to fight disease.

As at March 31, 2008, the Company had $1.3 million in cash, cash equivalents and short-term investments.  We remain focused on advancing our technology platforms and securing the appropriate financing, collaboration and/or license agreements and continue to apply our limited resources to these activities.  We have been working with our vendors to secure payment plans that meet our obligations while enabling us to focus our attention on the advancement of our technology platforms and our financing initiatives.  Based on our current estimates and expected operating activities there are sufficient resources to carry the operations of the Company into the second quarter of 2008.

Chimigen™ Platform Technology

The Chimigen™ Platform technology is being used to develop therapeutic as well as prophylactic vaccines for the treatment of different viral diseases.

Two Chimigen™ HCV Therapeutic Vaccine candidates are currently being evaluated for scaled up production methods and immune responses in both ex vivo assays and in animals.  Several avian influenza vaccine candidates have been produced using Chimigen™ Vaccine Platform and two potential candidates have been selected.  These are currently being evaluated in laboratory studies, to be followed by evaluation in animal models.

Two Chimigen™ HBV Therapeutic Vaccine candidates are currently being evaluated for scaled up production methods and immune responses in laboratory studies.

ViRexx is continuing its research collaboration with Defence Research and Development Canada Suffield (“DRDC Suffield“) and with National Research Council Canada's National Institute for Nanotechnology (“NINT“) to study ViRexx's proprietary Chimigen™ Vaccine platform, with networking and financial contributions from the National Research Council of Canada Industrial Research Assistance Programme (“NRC-IRAP”). The DRDC Suffield collaboration is evaluating the use of Chimigen™ Vaccines for biodefence applications and the studies at NINT are evaluating the targeted nanoparticle properties of Chimigen™ Vaccines for various biomedical uses, including immunotherapy.

T-ACT™ Platform Technology

The T-ACT™ Platform technology is designed to cut off the blood supply to hypervascular tumors, leading to tumor tissue starvation and tumor death. The lead product candidate of the T-ACT™ Platform is Occlusin™ 50 Injection, a treatment for primary cancer of the liver.  The Phase I study of Occlusin™ 50 Injection in liver cancer patients was completed in the third quarter of this year.  The product was found to be safe, simple to administer, and effective as an embolic agent. There were no clinically important safety concerns related to treatment with Occlusin™ 50 Injection. Of the 12 patients treated with Occlusin™ 50 Injection as part of a transcatheter aterial chemoembolization (“TACE”) procedure, three patients have undergone liver transplantation.  TACE is the treatment of choice to control tumor progression in patients who are being considered for liver transplantation. Liver transplantation is the optimal treatment for primary cancer of the liver in selected patients, because it essentially “cures” the liver cancer and any underlying liver disease that might lead to the reappearance of the cancer. Partnering discussions are ongoing with respect to this product candidate.

The second product candidate from the T-ACT™ Platform is Occlusin™ 500 Artificial Embolization Device (“AED”), an embolic agent designed to treat hypervascular tumors including uterine fibroids. This device is delivered by catheter to the blood vessels feeding the tissue to be treated.  Unlike other embolic agents, Occlusin™ 500 AED undergoes natural break down in the body and ultimately disappears. We are continuing preclinical testing of this product candidate, which will likely be completed during the first half of 2008.  We have also completed the production of two Good Manufacturing Practice (“GMP”) batches of the product.  Exploration of GMP manufacturing methods of Occlusin™ 500 AED to increase efficiency of product production are in progress.

AIT™ Platform Technology

On December 5, 2007, ViRexx announced the preliminary analysis of results from the two Phase III clinical trials of OvaRex® MAb for the treatment of advanced ovarian cancer and the results failed to reach statistical significance. The two identical Phase III trials, IMPACT I and IMPACT II, were randomized, double-blind, placebo-controlled trials conducted at over 60 centers across the United States. The studies enrolled 367 ovarian cancer patients and assessed the efficacy of OvaRex® mono-immunotherapy during the "watchful waiting" period following front-line chemotherapy. The studies demonstrated no difference between active (standard of care followed by OvaRex® MAb) and control (standard of care followed by placebo) treatment arms. The results of IMPACT I and IMPACT II were consistent with each other.

We are assessing fully the clinical trial results and the assumptions underlying the program prior to determining the next steps in the development of this product and the effect of this on related technologies.  In addition, United Therapeutics Corporation announced they will terminate the development agreement with AltaRex Medical Corp. (“AltaRex”), a wholly owned subsidiary of ViRexx, for the entire platform of antibodies thereby consolidating world wide manufacturing and distribution rights back to AltaRex.

CORPORATE UPDATE

On February 14, 2007, and amended on February 21, 2007 a group of our shareholders (the “13D Group”) filed a Schedule 13D with the United States Securities and Exchange Commission.  The result of this filing was a change in the Board of Directors.  Mr. Bruce Brydon, Mr. Jean-Claude Gonneau, Mr. Lorne Tyrrell and Mr. Tom Brown left the Board and Mr. Michael Marcus, Mr. Peter Smetek and Mr. Yves Cohen joined to serve as members of the Board of Directors.  In addition, Mr. Peter Smetek was appointed as Interim Chief Executive Officer on May 3, 2007.

During the second quarter Mr. Marc Canton, former President and Chief Operating Officer, Mr. Lorne Tyrrell, former Chief Executive Officer, Mr. Scott Langille, former Chief Financial Officer and Mr. Jean-Paul Laurin, former Business Development Director, ended their employment with ViRexx.

In July 2007, Dr. Richard Ascione was appointed Interim Chief Scientific Officer. He has over 21 years experience with the National Institute of Health as Deputy Director of Laboratory Molecular Oncology and ten years of experience working with Aphton Corporation where he was Director of Research.

On September 21, 2007, Mr. Darrell Elliott was appointed a Director, Chairman of the Board of Directors and Interim Chief Executive Officer.  Mr. Elliot has more than 35 years of experience in merchant banking, venture capital and analogous operating experiences in Africa, Europe and North America.  He has served on numerous boards in both private and publicly traded companies.

On September 24, 2007, PricewaterhouseCoopers LLP, resigned on their own initiative, as our external auditors.  The Audit Committee and the Board of Directors accepted their resignation.  The related auditor’s reports for the two years ended December 31, 2006 and 2005 did not contain any reservations as to departures from Canadian GAAP or limitations in scope.  In connection with those two audits and through September 24, 2007, there were no reportable events requiring disclosure to regulatory authorities.

On October 30, 2007, Deloitte & Touche LLP was appointed as successor external auditor.

As announced on October 12, 2007, Mr. Erich Bam was appointed Interim Chief Operating Officer.  Mr. Bam is a Chartered Accountant with more than 20 years of experience in the financing, development and management of both private and publicly traded companies.  Most recently, Mr. Bam serves as a partner and Managing Director of Gemini Partners where he is responsible for sourcing and managing assignments.

In October 2007, Mr. Gary Woerz, the Company’s former Chief Financial Officer, was relieved of responsibility for the day to day financial operations of the Company.  Subsequently, Mr. Woerz filed a wrongful dismissal claim against the Company in the amount of $250,000 plus additional damages in February 2008.  The Corporation is of the position that the claim is without merit and intends to defend the claim.  Mr. Brent Johnston, CA, is currently the Acting Chief Financial Officer and is presently responsible for the day to day financial operations of the Company.

Other Updates

On October 17, 2007, we resolved and reconciled any misunderstanding related to costs associated with the set-up and renovation of a manufacturing facility of Tecnogen Farmaceutica Lda (“Tecnogen”) related to OvaRex® MAb.

OUTLOOK

The rights to the AIT™ platform and its several antibodies, including OvaRex® MAb, which had been licensed to United Therapeutics Corporation, have been repatriated to ViRexx. ViRexx is completing an in depth evaluation of the data available from the clinical trial results and is also evaluating the possibility of commencing another trial, with an appropriate partner, for OvaRex® MAb in combination therapy, for which there appears to be supporting evidence.

The Company is actively investigating partnering interest in both Europe and China for its embolotherapeutic agent Occlusin™ 500 AED.  These prospects are expected to be brought to a conclusion in the first half of 2008.

The Company is of the view that strong opportunities exist in Asian markets, where there is a high incidence of liver cancer, for the further development and commercialization of Occlusin™ 50 Injection. The Company will investigate the co-development of this therapeutic with a regional partner, by taking it into a pivotal trial in the Asian market.

The Company’s Chimigen™ Platform has promise for the future.  ViRexx is continuing to develop these novel immunotherapies for high value infectious disease markets.  Over the next two years, the Company will increasingly focus its research and development efforts on advancing its current candidate Chimigen™ therapies into clinical development and seeking corporate partners at the appropriate time.

The Chimigen™ Platform has already produced one candidate, Chimigen™ Hepatitis B Vaccine, CHB-111 (formerly HepaVaxx B), which demonstrated safety in a clinical trial on August 9, 2006.   The Company does not intend further to develop this particular candidate, independently, and is currently responding to a partnering enquiry.

The past year was a challenge for ViRexx, but the Company is optimistic about the future of its existing products as well as new relationships being put in place.  The potential exists for medium term re-partnering of antibody candidates from the AIT™ Platform, on terms superior to the past and several of the Company’s existing product candidates from its other two platforms are currently under active consideration by new potential partners.  The year has resulted in a strong sharpening of the Company’s focus and a keener understanding of its strengths.

The support of the Company’s shareholders will be key as new management seeks to build upon the great inherent value within the Company and to maximize opportunities from its product candidates within the Company’s Chimigen™ technology platforms.  ViRexx was awarded the Alberta Science and Technology Leadership Foundation award in 2004 for technology innovation for this platform.

RISKS AND UNCERTAINTIES

The Company operates in a highly competitive environment that involves significant risks and uncertainties, many of which are outside of the Company’s control. The Company is subject to risks inherent in the biotechnology industry as described in Item 3.D. of this Form 20-F, including:

Risks Related to the Company’s Financial Condition

•	The need to raise capital from investors to continue planned operations. If the Company is unable to fund operations, the Company may cease doing business.
•
The Company has not derived any revenue to date from the commercial sale of its product candidates, nor had any revenues from other commercial sales; the Company has relied on equity and debt financings to support operations.

•
The operating losses are expected to continue. If the Company is unable to achieve significant revenues in the future or secure alternative sources of capital or financing, the Company may cease doing business.

•	The Company will continue to need significant amounts of additional capital that may not be available to the Company on favorable terms, and may be dilutive.
•	The Company may fail to obtain additional financing and be unable to fund operations and commercialize its product candidates.

Risks Related to the Company’s Business and Operations

•
The Company is in various stages of development of product candidates and unless it is able to generate sufficient product revenue from these candidates, the Company will continue to incur losses from operations and may not achieve or maintain profitability and may have to cease operations.

•
The Company relies on, and intends in the future to continue to rely on revenue from technology licenses with or issued to third parties. Any breach or termination of these license arrangements could have a material adverse effect on the business, financial condition and results of operations.

•	Failure to protect intellectual property, or infringement on the intellectual property rights of others, may impede the Company’s ability to operate freely.
•	The Company’s business is subject to significant government regulation and failure to achieve regulatory approval of drug candidates would severely harm its business.
•	The Company is dependent on the successful outcome of preclinical testing and clinical trials.
•	Delays in clinical trials will cause the Company to incur additional costs which could jeopardize the trials and adversely affect the Company’s liquidity and financial results.
•	The Company relies on clinical investigators and contract research organizations to conduct its clinical trials.
•	There are risks inherent in relying on a sole source supplier for some of the Company’s materials.
•	The Company is dependent on strategic partners as part of its product candidate development strategy, and it would be negatively affected if it is not able to initiate or maintain these relationships.
•	The Company relies on collaborative arrangements for manufacturing its investigational drug products and product candidates.
•	The Company is required to comply with regulations that are administered by regulatory authorities in the United States, Europe and Canada.
•
Even if product candidates receive all of the required regulatory approvals, there is no guarantee of market acceptance or commercialization of the resulting product candidates, which will be determined by the Company’s sales, marketing and distribution capabilities and the positioning and competitiveness of its product candidates compared with any alternatives.

•	Reimbursement procedures and future healthcare reform measures are uncertain and may adversely affect the Company’s ability to successfully sell or license any pharmaceutical product candidate.
•	Competitive products and technologies may reduce demand for the Company’s product candidates and technologies.
•	The Company’s industry is characterized by rapid change and a failure by the Company to react to these changes could have a material adverse effect on its business.
•	If the Company fails to hire or retain needed personnel, the implementation of its business plan could slow and future growth could suffer.
•	The Company is reliant on key employees and strategic relationships.
•	The Company conducts certain elements of its business internationally, and the decisions of sovereign governments could have a material adverse effect on its financial condition.
•	The Company’s operating results may be subject to currency fluctuations as some of its expenses are in U.S. dollars or other foreign currencies.
•
The Company’s insurance may not be sufficient, exposing the Company to potential loss from litigation. Claims related to product candidates in clinical studies and product liability could also increase its expenses, harm its reputation and keep it from growing its business.

•
Hazardous materials that are highly regulated may expose the Company to potential liability in the event of an accident therefore; compliance with environmental regulations could be costly in the future.

•
Although the Company is not aware of any, at present, it is possible that the Chimigen™, T-ACT™ and AIT™ Platforms might cause unknown adverse side effects or cause undesirable reactions that would affect their market potential.

•
If there are fewer individuals in the Company’s target markets than the Company estimates, then it may not generate sufficient revenues to continue development of its product candidates or continue operations.

•	The Company may need to significantly increase the size of its organization, and it may experience difficulties in managing growth.

Risks Relating to the Company’s Common Shares

•	The Company has not paid, and does not intend to pay any cash dividends on its common shares and therefore its shareholders may not be able to receive a return on their shares unless they sell them.
•	The market price and trading volume of the Company’s common shares may be volatile.
•	The significant costs that the Company will incur as a result of being a public company in the United States and Canada could adversely affect its business.

The Company is also subject to other risks inherent in the biotechnology industry. The Company’s financial results will fluctuate from period to period and therefore are not necessarily meaningful and should not be relied upon as an indication of future financial performance. Such fluctuations in quarterly results or other factors beyond the Company’s control could affect the market price of its common stock. These factors include changes in earnings estimates by analysts, market conditions in our industry, announcements by competitors, changes in pharmaceutical and biotechnology industries, and general economic conditions. Any effect on its common stock could be unrelated to longer-term operating performance.

OPERATIONS REVIEW

	For year ended December 31
	2007	2006	2005
Canadian GAAP
Revenue	-	-	-
Research and development expense	$4,760,560	$5,937,122	$4,750,190
Corporate administration expense	4,947,487	4,976,837	3,650,282
Impairment of acquired intellectual property	(24,991,344)	-	-
Net loss and comprehensive loss	(31,567,690)	(17,493,375)	(7,459,714)
Basic and diluted loss per common share	(0.43)	(0.25)	(0.13)
Cash and cash equivalents and short-term investments	$2,575,248	$10,742,191	$5,571,850
U.S. GAAP net loss and comprehensive loss	(9,545,235)	(10,694,110)	(8,460,699)
U.S. GAAP basic and diluted loss per common share	$(0.13)	$(0.16)	$(0.15)

For the year ended December 31, 2007, the net loss was $31,567,690 or ($0.43) per common share, as compared to $17,493,375 or ($0.25) per common share for the year ended December 31, 2006. The $14,074,315 increase in net loss is mainly attributable to the following, as more fully described in the following sections.

•	Impairment of acquired intellectual property and related future income tax recovery.
•
Decrease in overall research and development costs due to lower clinical trial costs and employee related expenditures that were partially offset by manufacturing costs related to the Occlusin™ 500 AED and facility start up costs related to the Tecnogen manufacturing facility.

•	Lower corporate administration costs that were partially offset by increased costs due to the 13D filing and related legal and consulting fees.

During the year ended December 31, 2007, research and development costs for the Chimigen™ Platform were offset by a $226,545 financial contribution from the NRC-IRAP.

Research and Development

	For year ended December 31
	2007	2006	2005
Contract research costs	$ 338,223	$ 628,240	$ 410,052
Clinical trial costs	98,529	477,364	104,692
Clinical material manufacturing costs	575,611	386,216	861,064
Employee related costs	1,650,067	2,554,289	2,068,468
Other research and development costs	2,098,130	1,891,013	1,305,914
	$ 4,760,560	$ 5,937,122	$ 4,750,190

Research and development expenses for the year ended December 31, 2007, were $4,760,560 compared to $5,937,122 for the year ended 2006, a decrease of $1,176,562 or 20%.

This decrease in research and development spending can be attributed to the following factors.

Contract research costs were lower in 2007 due to a one time toxicology study being done in non-human primates in 2006 that cost $396,000.  Additional contract research costs of $181,000 were incurred in 2007 related to stability testing of the GMP manufactured product for Occlusin™ 500 AED and a mouse study performed in collaboration with Vaccine and Infectious Disease Organization (”VIDO”) related to the Chimigen™ vaccines.

Decreased clinical trial costs compared to the same period in 2006 is due to the completion of the Phase I clinical studies of Chimigen™ Hepatitis B Vaccine, which cost $335,000 in 2006.

Clinical material manufacturing costs increased $189,395 compared to 2006 due to the following:

•	GMP manufacturing for the Occlusin™ 500 AED was started in September 2006 and ended in June 2007. Costs of $311,000 were incurred that were not incurred 2006;

•
In 2005, Protein Sciences Corporation was contracted for the GMP manufacturing of Chimigen™ Hepatitis B Vaccine, formerly HepaVaxx B, which completed a Phase I safety clinical trial in humans.  Final costs and completion of the contract occurred early in 2006.  There was no similar GMP manufacturing in 2007; and

•	One time various microbial and viral tests on the cell banks which cost $30,000 for the AIT™ Platform were conducted in 2006 that were not performed in 2007.

The decrease in employee related costs of $904,222 is primarily due to the staff reductions as a result of the November 2006 restructuring and allocation of certain executive costs. In April 2007, the Alberta Heritage Foundation for Medical Research (“AHFMR”) - Industrial Research Fellowship granted funding of $37,500.  There was  no funding received in 2006.

Other research and development costs increased in 2007 due to resolution of the start-up and renovation of the Tecnogen manufacturing facility of $354,545.

Research and development expenses for the year ended December 31, 2006 totaled $5,937,122, an increase of $1,186,932 from $4,750,190 for the corresponding year ended December 31, 2005. This increase was due primarily to additional toxicology testing for the Chimigen™ Hepatitis B Vaccine clinical studies, development of Occlusin™ 500 AED, development of Occlusin™ 50 Injection, preclinical studies for a Chimigen™ Vaccine candidate for Hepatitis C, development for Chimigen™ Vaccines for biodefence applications and initiating manufacturing activities in Europe for OvaRex® MAb.

Corporate Administration

	For year ended December 31
	2007	2006	2005
Business development costs	$ 284,901	$ 527,487	$ -
Employee related costs	776,146	1,666,889	1,855,556
Other administration costs	3,886,440	2,782,461	1,794,726
	$ 4,947,487	$ 4,976,837	$ 3,650,282

Corporate administration expenses for the year ended December 31, 2007, totaled $4,947,487, a decrease of 1% or $29,350 from $4,976,837 for the year ended December 31, 2006.

During 2007, efforts continued on business development including the pursuit of potential partnerships and finance arrangements for product candidates and technology platforms.  The significant decrease from 2006 in business development of $242,586 or 46% is a direct result of a second quarter reduction of management personnel in this department.

The decrease from 2006 of $890,743 in employee related costs was due to the second quarter change in management.  Employee related costs savings have been offset by higher consulting and travel costs incurred by senior management.  Additional costs of $685,000 were also incurred from legal and other advisory services that management retained to determine courses of action relating to the effects of the Schedule 13D filed February 14, 2007 with the Securities and Exchange Commission.

Corporate administration expenses for the year ended December 31, 2006 were $1,326,555 higher compared to 2005.  This was due to increased activity relating to investor relations, corporate communication, an increase in legal expenses and other related service fees for U.S. regulatory filing requirements including consulting fees associated with Sarbanes-Oxley compliance requirements.

Other Income (Expense)

The significant decrease in other income is directly related to the impairment loss on acquired intellectual property of $24,991,344.  Under U.S. GAAP, the cost of acquiring intellectual property is charged to expense as in-process research and development (“IPRD”) when acquired if the feasibility of such technology has not been established and no future alternative use exists. This difference increases the loss from operations under U.S. GAAP in the year the IPRD is acquired and reduces the loss under U.S. GAAP in subsequent periods because there is no amortization charge.  On December 5, 2007, the Company announced the results of two Phase III clinical trials of OvaRex® MAb for the treatment of advanced ovarian cancer.  The results showed that the studies failed to reach statistical significance.  These trials were conducted and based on acquired intellectual property and related agreements from the acquisition of AltaRex in December 2004.  The value of the Unither Pharmaceuticals, Inc. (a subsidiary of United Therapeutics Corporation) development agreement and other licenses was directly linked to expected future cash flows from these agreements.  Due to the failure of the clinical trials, the ability to realize the expected future economic benefit from the acquired intellectual property is remote.  Therefore, the entire unamortized value of the acquired intellectual property has been recognized as an impairment loss.

Future Income Taxes

The future income tax recovery for the year ended December 31, 2007, was $5,346,990 compared to an expense of $4,178,613 for the year ended December 31, 2006 and a recovery of $3,358,426 for the year ended December 31, 2005.  Under Canadian GAAP, a future tax liability is also recorded upon acquisition of the intellectual property to reflect the tax effect of the difference between the carrying amount of the intellectual property in the consolidated financial statements and the tax basis of these assets. Under U.S. GAAP, because the intellectual property is expensed immediately as IPRD, there is no difference between the tax basis and the financial statement carrying value of the assets and therefore no future tax liability exists.  Under Canadian GAAP, a future tax liability is also recorded upon acquisition of the intellectual property to reflect the tax effect of the difference between the carrying amount of the intellectual property in the consolidated financial statements and the tax basis of these assets. Under U.S. GAAP, because the intellectual property is expensed immediately as IPRD, there is no difference between the tax basis and the financial statement carrying value of the assets and therefore no future tax liability exists.

On the acquisition of AltaRex in 2004, the premium paid by ViRexx over the carrying value of the net assets of AltaRex was allocated to the acquired intellectual property owned by AltaRex. This resulted in a significant future tax liability based on the difference between the tax cost base of the acquired intellectual property and its net book value for accounting purposes.  With the impairment loss on the acquired intellectual property recognized in other income, the liability associated with this asset has been eliminated.  This provided a recovery of the future income tax liability previously reported.

ViRexx, as the parent company, has incurred significant operating losses and has other tax assets, such as scientific research and experimental development credits that can be used to reduce future taxable income. Management’s assessment of the value of these non-capital losses carried forward is based on its best estimate of the ability of the Company to utilize these non-capital losses and tax credits to offset future taxable income. Judgments as to the timing and potential use of such non-capital losses and tax credits are made on the best information available and are reassessed periodically.  Currently management is not of the opinion that the realization of these future income tax assets is more likely than not, therefore management has recorded a valuation allowance such that no future income tax asset has been recorded in the consolidated financial statements.

SUBSEQUENT EVENT

In February 2008, the Company proposed settlement of a claim for severance pay and wrongful dismissal filed by a former employee.  The settlement amount is accrued for in the consolidated financial statements.

Also, during February 2008 the Company has reached, but not yet finalized a settlement with Clarus Securities Ltd. (“Clarus”) for damages for non-performance in regard to the cancellation of a $15,000,000 public offering.  The proposed settlement includes a cash payment and warrants.  The cash settlement amount was accrued in the December 31, 2007 audited consolidated financial statements.  The issuance of the warrants will be recorded in the second quarter of 2008 once they are issued and the exercise price has been determined.

LIQUIDITY AND CAPITAL RESOURCES

	As at December 31,
	2007	2006
Cash and cash equivalents	$ 2,533,105	$ 405,354
Short-term investments	42,143	10,336,837
	$ 2,575,248	$ 10,742,191

As at December 31, 2007, the Company’s cash and cash equivalents and short-term investments totaled $2,575,248 as compared with $10,742,191 at December 31, 2006. The Company’s net cash provided from operating activities amounted to $2,283,769 for the year ended December 31, 2007, reflecting the Company’s redemption and use of short-term investments to fund corporate administration expenses, including costs incurred for the public offering, dealing with the 13D group, and research and development expenses.

Currently the Company has no contributing cash flows from operations. As a result, the Company relies on external sources of financing such as the issue of equity or debt securities, the exercise of options or warrants and investment income to finance operations. Revenues from operations are not expected until certain milestone and royalty payments from license and collaboration agreements have been earned, or commercialization of a product candidate has occurred.

The Company believes that its cash and cash equivalents and short-term investments will be sufficient to satisfy the Company’s anticipated operating requirements into the second quarter of 2008.

Currently Management is preparing a short form prospectus for a rights offering (“Offering”) to all existing shareholders of the Company.  The record date for this transaction has not yet been determined but is expected to be in early April 2008.  Each shareholder who is eligible to participate in the offering will receive one right for each share owned.  Each right will entitle the holder to receive one common share in the capital of the Company.  The Company has applied to list all shares issuable upon exercise of the rights on the TSX and the AMEX.  Management expects the offering to be complete by early May 2008 and anticipates raising net proceeds of approximately CDN$5 million.  This will provide the Company with operating capital for approximately 12 to 18 months.

If the rights offering is not successful, the Company would have to pursue alternative sources of liquidity to meet its short term cash needs, which may not be available on terms favourable to the Company, if at all.

The Company has applied to list on the TSX the Rights distributed under this short form prospectus and the Shares issuable upon the exercise of the Rights.  Approval of such listing will be subject to the Corporation fulfilling all of the listing requirements of the TSX.  The Company has applied to list the Shares issuable upon the exercise of the Rights (but not the Rights themselves) on the AMEX. Approval of such listings will be subject to the Company fulfilling all of the listing requirements of the AMEX.

The Rights may not be transferred to any person in the United States or to any U.S. person within the meaning of Regulation S under the United States Securities Act of 1933, as amended. Shareholders in the United States who receive Rights may resell them only outside the United States in accordance with Regulation S.

The subscription price of each right has not yet been determined but will be equal to the weighted average closing price of the Company’s common shares on the TSX for each of the trading days on which there was a closing price during the three trading days immediately preceding the date of the final prospectus in respect of the Offering, less a discount of 25%.

The Company has engaged a Dealer Manager to act as financial adviser to the Company and to solicit the exercise of the Rights. The Company has agreed to pay the Dealer Manager an advisory fee equal to 6% of the gross proceeds of the Offering but before deducting the other expenses of the Offering.  In addition to the advisory fee, the Dealer Manager will also be issued a compensation warrant (the “Dealer Warrant”) entitling the holder thereof to purchase such number of common shares of the Company equal to 6% of the Rights exercised under this Offering.  The Dealer Warrant will be exercisable at the subscription price and will expire 18 months after the completion of the Offering.

Management is considering all financing alternatives and is seeking to raise additional funds for operations from all potential sources. This disclosure is not an offer to sell, nor a solicitation of an offer to buy securities of the Company. While the Company is striving to achieve the above plans, there is no assurance that such funding will be available or obtained on favorable terms. At December 31, 2007, there was substantial doubt that the Company would be able to continue as a going concern. The consolidated financial statements do not reflect adjustments in the carrying values of the assets and liabilities, the reported revenues and expenses, and the balance sheet classification used, that would be necessary if the going concern were not appropriate and these adjustments could be material.

Projections of further capital requirements are subject to substantial uncertainty. Working capital requirements may fluctuate in future periods depending upon numerous factors, including: results of research and development activities; progress or lack of progress in preclinical studies or clinical trials; drug substance requirements to support clinical programs; the ability to achieve milestone payments under current licensing partner collaborations or any other collaboration the Company establishes that provide funding; changes in the focus, direction, or costs of research and development programs; the costs involved in preparing, filing, prosecuting, maintaining, defending and enforcing patent claims; competitive and technological advances; the potential need to develop, acquire or license new technologies and products; establishment of marketing and sales capabilities; business development activities; new regulatory requirements implemented by regulatory authorities; and the timing and outcome of any regulatory review process or commercialization activities, if any.

OFF BALANCE SHEET ARRANGEMENTS

As at December 31, 2007, the Company did not have any material off-balance sheet arrangements other than those listed under the Contractual Obligations and Commitments described below and those disclosed in Note 13 to the Audited Consolidated Financial Statements for the year ended December 31, 2007.

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

The Company periodically enters into long-term contractual arrangements for the lease of office and laboratory facilities and product candidate manufacturing for clinical trials. The following table presents commitments arising from these arrangements currently in force over the next five years:

	Total	< 1 year	1 – 3 years
Operating lease obligations	$ 395,940	$ 115,885	$ 280,055
Product candidates manufacturing obligations	18,000	9,000	9,000
Capital lease obligation	5,931	5,931	-
Total contractual obligations	$ 419,871	$ 130,816	$ 289,055

Notes:  Lease on laboratory and offices of $115,885 per annum from June 1, 2007 to May 31, 2011

CONTROLS AND PROCEDURES

In order to ensure that information filed under Canadian and U.S. securities legislation presents fairly in all material respects the financial information of ViRexx, the Chief Executive Officer and the Chief Financial Officer, are responsible for establishing and maintaining disclosure controls and procedures, as well as internal controls over financial reporting.

Disclosure Controls and Procedures

It is the conclusion of the Company's Chief Executive Officer and Chief Financial Officer that the Company's disclosure controls and procedures (as defined in Exchange Act rules 13a-15(e) and 15d-15(e)), based on their evaluation of these controls and procedures as of the end of the period covered by this Annual Report, are effective in ensuring that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms, and that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the Company’s management, including its Chief Executive Officer and Chief Financial Officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Changes in Internal Control Over Financial Reporting.

There were no changes in the Company's internal controls over financial reporting that occurred during the period that is covered by this Annual Report that have materially affected, or are reasonably likely to materially affect, these controls.

Management’s Annual Report on Internal Control over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. As defined in Exchange Act Rule 13a-15(f), internal control over financial reporting is a process designed by, or under the supervision of, the Company’s Chief Executive Officer and Chief Financial Officer and effected by the board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.

Management, including the Company’s Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2007. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on this assessment, management believes that, as of December 31, 2007, the Company’s internal control over financial reporting was effective based on those criteria.

This annual report does not include an attestation report of the Company’s independent registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s independent registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management’s report in this annual report.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our audited consolidated financial statements are prepared in accordance with Canadian GAAP, which requires management to make estimates, judgments and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes.  We believe that our most critical accounting policies and estimates relate to the following areas, with reference to notes contained in the audited consolidated financial statements:

▪	Acquired Intellectual Property (Note 7 and 24(a))
▪	Income Tax Provision (Note 11 and 24(a))
▪	Legal Claims (Note 14 and 15) 51
▪	Stock Based Compensation (Note 18 and 24 (b))
Management has discussed the development, selection and disclosure of critical accounting policies and estimates with its Audit Committee of our Board of Directors. While our estimates and assumptions are based on our knowledge of current events and actions we may undertake in the future, actual results may ultimately differ from these estimates and assumptions. A summary of significant accounting policies and estimates and a description of accounting policies that are considered significant may be found in the Note 4 to the audited consolidated financial statements.

The Company has various legal and administrative proceedings, principally related to former employee claims for wrongful dismissal. The Company may make a provision for those proceedings and may make additional significant provisions for such legal proceedings, as required in the event of further developments. Litigation is inherently unpredictable. The Company may in the future incur judgments or enter into settlements of claims that could result in payments that exceed its current provisions by an amount that would have a material adverse effect on the Company’s financial condition, results of operations and cash flows.

CHANGES IN ACCOUNTING POLICIES

Effective January 1, 2007, the Company adopted the following new accounting standards related to financial instruments that were issued by the Canadian Institute of Chartered Accountants (“CICA”) in 2005.  These accounting policy changes were adopted on a retroactive basis with no restatement of prior period consolidated financial statements.  The new standards and accounting policy changes are as follows:

Financial Instruments

Financial Instruments – Recognition and Measurement (CICA Handbook Section 3855)

Financial Instruments – Disclosure and Presentation (CICA Handbook Section 3861)

In accordance with these standards, the Company now classifies all financial instruments as held-to-maturity, available-for-sale, held-for-trading, loans and receivables or other liabilities.  Financial assets held-to-maturity, loans and receivables and financial liabilities other than those held-for-trading, are measured at amortized cost using the effective interest method.  Available-for-sale instruments are measured at fair value with unrealized gains and losses recognized in other comprehensive income (loss).  Instruments classified as held-for-trading are measured at fair value with unrealized gains and losses recognized in the consolidated statement of loss. Financial instruments of the Company consist of cash equivalents, short-term investments, other current assets, accounts payable and accrued liabilities and obligations under capital lease.  The fair value of these instruments approximates their carrying amount due to their immediate or short-term maturity.

The Company has made the following classifications:

•	Cash equivalents and short-term investments are classified as held-for-trading and are measured at fair value. Gains and losses related to periodic revaluation are recorded in net loss;

•	Other current assets are classified as loans and receivables and are initially measured at fair value and subsequently at amortized cost using the effective interest method; and

•
Accounts payable and accrued liabilities and obligations under capital lease are classified as other liabilities and are initially measured at fair value and subsequently at amortized cost using the effective interest method.

Derivative instruments are recorded at fair value unless exempted from derivative treatment as normal purchases and sales.  All changes in their fair value are recorded in income unless cash flow hedge accounting is used, in which case, changes in fair value are recorded in other comprehensive income (loss).  The Company has elected to apply this accounting treatment for embedded derivatives on transactions entered into after January 1, 2003, and the change in accounting policy did not have a material impact on the consolidated financial statements.

Transaction costs with respect to instruments not classified as held-for-trading are recognized as an adjustment to the cost of the underlying instruments, when they are recognized, and amortized using the effective interest method.  Transaction costs with respect to instruments classified as held-for-trading are expensed as incurred.

As at December 31, 2007, the impact on the consolidated balance sheet of measuring the financial assets and liabilities was $nil.

Comprehensive income (CICA Handbook Section 1530)

Comprehensive income is the change in shareholders’ equity during a period from transactions and events from sources other than the Company’s shareholders.  In accordance with this new standard, the Company is required to report a consolidated statement of comprehensive loss and a new category, accumulated other comprehensive loss, and is required to be added to the shareholders’ equity section on the consolidated balance sheet.  The components of accumulated other comprehensive loss may include unrealized gains and losses on financial assets classified as available-for-sale, foreign currency gains and losses on the net investment in self-sustaining foreign operations and changes in fair market value of derivative instruments designated as cash flow hedges, all net of income taxes.  There were no such components to be recognized in other comprehensive loss at adoption on January 1, 2007 or for the year ended December 31, 2007.  As the Company has no items of other comprehensive loss, net loss is equivalent to comprehensive loss and the Company has not reported a separate statement of comprehensive loss.

Hedges (CICA Handbook Section 3865)

This standard specifies the criteria under which hedge accounting can be applied and how hedge accounting can be executed.  The Company does not have any hedging items so the implementation of this Section did not have a material impact on the Company’s consolidated financial statements.

Equity (CICA Handbook Section 3251)

In January 2005, the CICA issued a new Section to the CICA Handbook, Section 3251 “Equity” which became effective for the Company on January 1, 2007.  This Section establishes standards for the presentation of equity during a reporting period.  The implementation of this Section did not have a material impact on the Company’s consolidated financial statements.

Accounting changes (CICA Handbook Section 1506)

Effective January 1, 2007, the Company adopted CICA Handbook Section 1506 "Accounting Changes" which establishes criteria for changing accounting policies, together with the accounting treatment and disclosure of changes in accounting policies and estimates, and correction of errors. Under the new standard, accounting changes should be applied retroactively unless otherwise permitted or where impracticable to determine. As well, voluntary changes in accounting policies are made only when required by a primary source of Canadian GAAP or the change results in more relevant and reliable information. The Company has determined that the application of this Section did not have any impact on the consolidated financial statements.

FUTURE ACCOUNTING PRONOUNCMENTS

Capital Disclosures (CICA Handbook Section 1535)

In November 2006, the CICA issued new Handbook Section 1535 "Capital Disclosures", effective for annual and interim periods beginning on or after October 1, 2007. This Section establishes standards for disclosing information about an entity's capital and how it is managed in order that a user of the financial statements may evaluate the entity's objectives, policies and processes for managing capital. This new Standard will not have a material effect on the Company's consolidated financial statements.  The following disclosure will be added to annual and interim reports beginning January 1, 2008:

The Company's objectives when managing capital are:

To safeguard the Company's ability to continue as a going concern, to continue to provide returns for shareholders and benefits for other stakeholders, and;

To provide an adequate return to shareholders commensurate with the level of risk associated with a development stage biotechnology company.

The Company sets the amount of capital in proportion to risk and manages the capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may adjust the number of shares issued, sell assets, enter into mergers and acquisitions, acquire debt or enter into some other form of financing facility.

Capital comprises all components of equity (i.e. common shares, contributed surplus, and deficit accumulated during development stage) other than amounts in accumulated other comprehensive income relating to cash flow hedges.

Inventories (CICA Handbook Section 3031)

Effective January 1, 2008, the Company will be required to adopt CICA Section 3031 “Inventories”. This Section prescribes the measurement of inventory at the lower of cost and net realizable value. The cost of inventories shall comprise all costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition. This Section applies to interim and annual consolidated financial statements for fiscal years beginning on or after January 1, 2008. The Company plans to adopt this Section for its fiscal year beginning January 1, 2008 and it will not have a material effect on the Company's consolidated financial statements.

Financial Instruments: Disclosures (CICA Handbook Section 3862)/ Presentation (CICA Handbook Section 3863)

Effective January 1, 2008, the Company will be required to adopt two new CICA standards, Section 3862 “Financial Instruments – Disclosures” and Section 3863 “Financial Instruments – Presentation”, which will replace Section 3861 “Financial Instruments – Disclosure and Presentation”.

The new Disclosure standard increases the emphasis on the risks associated with both recognized and unrecognized financial instruments and how these risks are managed. The new Presentation standard carries forward the former presentation requirements. The new financial instruments presentation and disclosure requirements were issued in December 2006. The Company plans to adopt these Sections for its fiscal year beginning January 1, 2008 and they will not have a material effect on the Company's consolidated financial statements.

Convergence to International Financial Reporting Standards (“IFRS”)

In 2006, Canada's Accounting Standards Board ratified a strategic plan that will result in Canadian GAAP, as used by public entities, being converged with IFRS over a transitional period currently expected to be about five years. The precise timing of convergence will depend on an Accounting Standards Board progress review to be undertaken in 2008. The impact of this transition on the Company's consolidated financial statements has not yet been determined; however, management continues to monitor these regulatory developments.

RECENTLY ADOPTED AND PENDING UNITED STATES ACCOUNTING PRONOUNCMENTS

Recent United States accounting pronouncements issued and adopted

Accounting for uncertainty in income taxes

In June 2006, the Financial Accounting Standard Board (“FASB”) issued FASB Interpretation No. 48 “Accounting for Uncertainty in Income Taxes” (“FIN 48”), an interpretation of Statement of Financial Accounting (“FAS”) 109 “Accounting for Income Taxes”.  On January 1, 2007, the Company adopted the provisions of FIN 48 that prescribe a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.  The interpretation requires that the Company recognize the impact of a tax position in the financial statements if that position is more likely than not of being sustained on audit, based on the technical merits of the position. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods and disclosure. In accordance with the provisions of FIN 48, any cumulative effect resulting from the change in accounting principle is to be recorded as an adjustment to the opening balance of deficit. The adoption of FIN 48 did not result in a material impact on the Company’s consolidated financial position or results of operations.

Recent United States accounting pronouncements issued and not yet adopted

Fair value measurements

In September 2006, the FASB approved FAS No. 157, “Fair Value Measurements” (“FAS 157”), which defines fair value, establishes a framework for measuring fair value in U.S. GAAP and enhances disclosures about fair value measurements.  This statement applies when other accounting pronouncements require fair value measurements.  It does not require new fair value measurements.  This statement is effective for financial statements issued for fiscal years beginning after November 15, 2007.  The adoption of FAS 157 will not result in a material impact on the Company’s financial position or results of operations.

The Fair Value Option for Financial Assets and Financial Liabilities

In February 2007, the FASB issued Statement No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“FAS 159”), which allows entities the option to measure eligible financial instruments at fair value as of specified dates. Such election, which may be applied on an instrument by instrument basis, is typically irrevocable once elected. This statement is effective for fiscal years beginning after November 15, 2007, and early application is allowed under certain circumstances. The adoption of FAS 159 will not result in a material impact on the Company’s financial position or results of operations.

Accounting for Nonrefundable Advance Payments for Goods or Services Received for Use in Future Research and Development Activities

In June 2007, the Emerging Issues Task Force (“EITF”) issued EITF Issue No. 07-3 “Accounting for Nonrefundable Advance Payments for Goods or Services Received for Use in Future Research and Development Activities” (“EITF 07-3”). EITF 07-3 requires that nonrefundable advance payments for goods or services that will be used or rendered for future research and development activities be deferred and capitalized and recognized as an expense as the goods are delivered or the related services are performed. EITF 07-3 is effective for fiscal years beginning after December 15, 2007.   The adoption of EITF 07-03 will not result in a material impact on the Company’s financial position or results of operations.

Collaborative Agreements

In September 2007, the EITF reached a consensus on EITF Issue No. 07-1 “Collaborative Arrangements” ("EITF 07-1"). EITF 07-1 addresses the accounting for arrangements in which two companies work together to achieve a commercial objective, without forming a separate legal entity. The nature and purpose of a company's collaborative arrangements are required to be disclosed, along with the accounting policies applied and the classification and amounts for significant financial activities related to the arrangements. EITF 07-1 is effective for fiscal years beginning after December 15, 2008.  The Company is currently assessing the impact EITF 07-1 will have on its results of operations and financial position.

Business Combinations

The FASB recently completed the second phase of its business combinations project, to date the most significant convergence effort with the International Accounting Standards Board (“IASB”), and issued the following two accounting standards:

i.	Statement No. 141, Business Combination; and

ii.	Statement No. 160, Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No.51.

These statements dramatically change the way companies account for business combinations and noncontrolling interests (minority interests in current U.S. GAAP).  Compared with their predecessors, Statements 141(R) and 160 will require:

•	More assets acquired and liabilities assumed to measured at fair value as of the acquisition date;

•	Liabilities related to contingent consideration to be remeasured at fair value in each subsequent reporting period;

•	An acquirer in preacquisition periods to expense all acquisition related costs; and

•	Noncontrolling interests in subsidiaries initially to be measure at fair value and classified as a separate component of equity.

Statements 141(R) and 160 should both be applied prospectively for fiscal years beginning on or after December 15, 2008.  However, Statement 160 requires entities to apply the presentation and disclosure requirements retrospectively (e.g., by reclassifying noncontrolling interests to appear in equity) to comparative financial statements if presented.  Both standards prohibit early adoption.  The Company is currently assessing the impact these new standards will have on its consolidated financial statements.

SELECTED ANNUAL AND QUARTERLY INFORMATION

The following quarterly information is presented in thousands of dollars except for loss per share amounts:

	2007				2006
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Research and development costs	1,125	1,355	1,210	1,071	1,544	1,476	1,506	1,411
Net loss	2,924	3,188	1,915	23,541	2,309	3,326	3,365	8,493
Basic and diluted net loss per common share	0.04	0.04	0.03	0.32	0.04	0.05	0.05	0.11
Weighted average number of common shares outstanding	72,761	72,761	72,761	72,761	63,842	70,281	70,343	68,921

The quarterly results have varied primarily as a result of availability of resources to fund operations and the timing of significant expenses incurred in the development of the Company’s product candidates (manufacturing, clinical trials).

OOutstanding Share Data	Mar. 31, 2008	Dec.31, 2007	Dec. 31, 2006
Common shares issued and outstanding                            72,760,717            72,760,717                                             72,760,717
Stock options outstanding                                                                               5,332,811                              5,332,811                                      6,096,241
Warrants outstanding                                                                                2,618,182                                   14,618,181                                            17,077,480

Stock options and warrants exercised are converted into an equal number of common shares. If fully exercised the stock options and warrants outstanding at March 31, 2008 would generate proceeds of approximately $7,538,378.

Item 6.	Directors, Senior Management and Employees

A.	Directors and senior management

Each director is generally elected by a vote at the annual meeting of shareholders to serve for a term of one year. Each executive officer will serve until his/her successor is elected or appointed by the Board of Directors or his/her earlier removal or resignation from office. There are no family relationships between any of our executive officers and any of our directors. The following table lists our directors and senior management together with their respective positions during 2007:

Name	Position and Offices and Starting Date
Darrell Elliott (1)	Chief Executive Officer and Chairman of the Board since September 21, 2007
Erich Bam, CA (SA) (1)	Chief Operating Officer since October 12, 2007
Brent Johnston, CA	Acting Chief Financial Officer since November 1, 2007
Dr. Richard Ascione (1)	Chief Scientific Officer since July 1, 2007
Dr. Rajan George	Senior Vice-President, Research since December 22, 2003
Dr. Andrew Stevens	Vice-President, Clinical and Regulatory Affairs since December 22, 2003
Dr. Irwin Griffith	Vice-President, Development (Embolotherapy) since April 5, 2004
Dr. Hubert Eng	Vice-President, Development (AIT) since November 6, 2007
Dr. Joseph Zendegui (1)	Vice-President, Business Development since December 1, 2007
Douglas Gilpin, CA	Director since April 14, 2004
Jacques R. LaPointe	Director since December 9, 2004
Michael Marcus	Director since April 7, 2007 (elected June 5, 2006, resigned February 15, 2007, reelected)
Yves Cohen	Director since May 3, 2007
Peter Smetek	Director since April 7, 2007, Former Chief Executive Officer (September 2007)
Bruce Hirsche	Corporate Secretary since December 5, 2005

(1)  Interim positions held by management consultants

Darrell Elliott British Columbia, Canada
Mr. Elliott who has more than 35 years of experience in merchant banking, venture capital and analogous operating experiences in Africa, Europe and North America. He has served on numerous boards and sub-boards of both private and publicly traded companies. Currently, Mr. Elliott is the Chairman of the Boards of Directors of Tekmira Pharmaceuticals Corporation and Chromos Molecular Systems Inc., both of which are a publicly trading company listed on the TSX. Mr. Elliott is also one of the original founders and CEO/Chairman of Apex Bioventures Acquisition Corp., a publicly trading company listed on the American Stock Exchange. Mr. Elliott served as Chairman of the Board of Neuromed Pharmaceuticals Ltd., a private company. He was also Senior Vice President and Managing Director of MDS Capital Corp., President of MDS Ventures Pacific, Chairman and Chief Executive Officer of British Columbia Medical Innovations Fund, Vice President of Canadian Medical Discoveries Fund and Regional Vice President and Managing Director of Royal Bank Capital Corporation.

Mr. Elliott provides his Chief Executive Officer services to the Corporation pursuant to an agreement date September 21, 2007 between the Corporation and Isuma Strategies Inc., of which Mr. Elliott is principal.  Isuma Strategies Inc., a strategic consulting firm for private equity in the biopharma industry.

Erich Bam, CA (SA) British Columbia, Canada
Mr. Bam who is a Chartered Accountant (SA) with more than 20 years experience in the financing, development and management of both private and publically traded companies.  Most recently, Mr. Bam serves as a partner and Managing Director of Gemini Partners where he is responsible for sourcing and management assignments.

Mr. Bam provides his Chief Operating Officer services to the Corporation pursuant to an agreement dated September 23, 2007 between the Corporation and Gemini Partners, of which Mr. Bam is a partner.  Gemini Partners specializes in the management of restructuring or re-organization of financially troubled companies and the associated financial advisory services required to achieve a turnaround.

Brent Johnston, CA Alberta, Canada
Mr. Johnston has 10 years of public company reporting experience both as an auditor with PricewaterhouseCoopers LLP and in various management roles.  His reporting experience includes issuers from Canada, the United States, Ireland and the Cayman Islands.  In addition, Mr. Johnston played significant roles in corporate reorganizations, implementing cost disciplines, streamlining operations and other financial initiatives with issuers EPCOR Utilities Inc., InBev (Labatt Breweries of Canada) and North American Construction Group (NACG).

Dr. Richard Ascione New York, USA
Dr. Richard Ascione is currently a consultant and equity investment advisor to several Wall Street companies as an industry expert. Prior to this activity Dr. Ascione served more than 10 years in the biotech industry as the Vice President, Research, Aphton Corporation, and Director of their Laboratory of Molecular Medicine working on the development of a cancer vaccine for GI malignancy. Previously, Dr. Ascione was a tenured professor in the Department of Experimental Oncology and Associate Director of the Center for Molecular and Structural Biology at the Hollings Cancer Center and the Medical University of South Carolina, respectively, in Charleston, South Carolina. Earlier, Dr. Ascione was with the National Cancer Institute (NCI) of the National Institutes of Health (NIH), where he served as Deputy Chief of NCI's Laboratory of Molecular Oncology for more than 20 years. Dr. Ascione has published over seventy peer-reviewed papers, including several book chapters and articles related to molecular medicine, virology and the gene regulation of cancer, human retroviruses and HIV/AIDS.

Rajan George, Ph.D. Alberta, Canada
Dr. Rajan George has more than 30 years of research experience within a broad spectrum of the biomedical sciences including biochemistry, molecular biology, virology and immunology. Prior to joining ViRexx, Dr. George was a research scientist at the Glaxo Heritage Research Institute, University of Alberta carrying out research on various biochemical and immunological aspects of replication of hepatitis B viruses. This involved the production of recombinant viral proteins, peptides and antibodies for HBV therapeutic vaccine development. Dr. George obtained his Ph.D degree in Biochemistry from the Indian Institute of Science (Bangalore, India) and received his post doctoral training at the University of Wisconsin (Madison, WI) and at the University of Alberta (Edmonton, AB). Dr. George has more than 35 publications in peer reviewed medical journals to his credit

Andrew Stevens, Ph.D. Alberta, Canada
Prior to joining ViRexx, Dr. Stevens was the Vice-President of Product Development at Cytovax Biotechnology Inc., a biotechnology company. Dr. Stevens’ extensive experience includes responsibilities as Director of Clinical Research and Director of Clinical and Professional Affairs at Biomira Inc., a biotechnology company. Dr. Stevens has over 30 years of clinical research, regulatory affairs, and product development experience gathered in the commercial development of various pharmaceuticals and radiopharmaceuticals in Canada and the U.S. He holds a Bachelor of Science degree in Pharmacy and a Ph.D. in Bionucleonics.

Irwin Griffith, Ph.D. Alberta, Canada
Dr. Irwin Griffith has more than 20 years of expertise in the development and commercialization of immunotherapies for cancer, inflammatory and autoimmune diseases. He previously served as Senior Director for Business Development with Biomira Inc. prior to founding Rational BioDevelopment Inc. in 2003.

Hubert Eng, Ph.D. Alberta, Canada
Dr. Hubert Eng brings expertise in the development and commercialization of cancer immunotherapies.  He has over 15 years of basic research and biotechnology experience and has been with the AIT platform for over 5 years.  His strong leadership, understanding of both the academic and industry cultures, and experience in international partnerships makes him an integral member of the ViRexx Team.

Joseph Zendegui, Ph.D. British Columbia, Canada
Dr. Zendegui joined ViRexx as Vice President of Business Development in December 2007, bringing over 20 years experience in the biotechnology industry.  Prior to joining ViRexx, Dr. Zendegui served as Vice President, Corporate Development at Chromos Molecular Systems in

Burnaby, BC for 7 years, where he led the business development, intellectual property and corporate communications functions.  Before his position at Chromos, Dr. Zendegui was Director, Business Development at Valentis Inc. (formerly GeneMedicine Inc.), a U.S.-based gene therapy company.  At Valentis, Dr. Zendegui directed the cancer and cardiovascular gene therapy business areas, involving large strategic alliances. Prior to joining Valentis, Dr. Zendegui held positions of increasing responsibility at Triplex Pharmaceutical Corporation in both R&D and business development. Dr. Zendegui holds a Ph.D. in Immunology from the University of South Florida College of Medicine and was a post-doctoral fellow in the Department of Cell Biology, Rockefeller University and the Department of Pharmacology, Howard Hughes Medical Institute at Vanderbilt University.

Douglas Gilpin, CA Alberta, Canada
Mr. Douglas Gilpin has been a director of ViRexx since April 14, 2004. Mr. Gilpin is a Chartered Accountant with more than 30 years of business advisory and consultancy experience. He was a partner with KPMG LLP from 1981 until his retirement from the firm in 1999. His practice focused on business advisory and assurance and involved work with numerous companies in the biotechnology field.

Jacques R. LaPointe Ontario, Canada
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

Michael Marcus Texas, USA
Michael Marcus is a private investor and philanthropist. He graduated Phi Beta Kappa from Johns Hopkins University in 1969 with a B.A. in Liberal Arts. After working as an analyst for Reynolds Securities and Shearson Hayden Stone on Wall Street, he was an independent floor trader on the New York Cotton Exchange. From there, he went on to become a trader for Commodities Corporation. In that role, his successful trading and his hire of Bruce Kovner was responsible for turning around the fortunes of Commodities Corporation. Michael went on to be the first executive vice president of Commodities Corporation which was bought by Goldman Sachs in 1997. The author, Jack Schwager decided to feature Mr. Marcus’ story as the first chapter in his best-selling, Market Wizards I: Interviews with Top Traders.

Yves Cohen Geneva, Switzerland
Yves Cohen is Founder & Managing Director of Geneva Financial Services, a family office financial advisory company based in Geneva, Switzerland. He is also co-founder of Inoks Capital Management (ex-PCCM) where he was responsible for business development and operations. Prior to co-founding Inoks Capital Management, he was a director at Maverick Conseils, a Swiss investment firm, where he specialized in wealth management and real estate advisory services. At Maverick, Mr. Cohen principally helped manage high net worth clients as well as being responsible for the overall operations of the firm. Prior to Maverick, he worked at Hirsch & Cie, where he was responsible for a range of successful technology and real estate investments in several emerging countries, as well as England and Switzerland. He has occupied positions in other financial institutions such as the United European Bank, Discount Bank and Trust Company and UBS. Mr. Cohen studied Law at Geneva University.

Bruce D. Hirsche, Q.C., LL.M Alberta, Canada
Bruce D. Hirsche is a partner of the law firm Parlee McLaws LLP and leader of their Intellectual Property and Innovation Group (TechCounsel). He was admitted to the bar in Alberta in 1975. His clients include numerous technology based companies with activities at all stages of research, commercialization and sales. He has extensive background in the areas of securities law, intellectual property protection, transfer, strategic alliances, mergers and acquisitions and in corporate governance and financing of knowledge-based companies. He is a member of the International Licensing Executive Society, the Canadian Bar Association Intellectual Property and

Securities Sub-Sections and was a long-serving director and secretary of the Edmonton Council for Advanced Technology. He currently serves on the Board of Directors of a number of knowledge-based companies and has served on several legal continuing education panels dealing with intellectual property and securities law. He is also currently serving as a member of the Board of Management of the Alberta Science and Research Authority, Secretary and Board Member of Alberta Cord Blood Bank and Canadian Cord Blood Registry and as a Director of the Northern Alberta Brain Injury Society.

Peter Smetek Texas, USA
Peter P. Smetek, Jr. started Smetek & Associates in 1968 and incorporated in 1981. Mr. Smetek, Jr. formed Smetek, Van Horn and Cormack, Inc. ('SVC') in 1981, a NASD Broker Dealer/SEC Registered Investment Advisor and co-founded Benchmark Asset Management and managed over $200 million in assets. Benchmark was sold to Acorn Management in 1992. Smetek, Van Horn & Cormack raised the initial partnership investment funds for Amgen Corp. and Aphton Corp. SVC brought Aphton public in March of 1991. In November of 1994 Kraft Foods approached Mr. Smetek regarding his assistance in developing and then purchasing their waste food by-products conversion to animal feed company Superior AgResources. In December of 1997 Kraft entered into an agreement to sell this business to Trafalgar Holdings. Mr. Smetek is named in Who's Who in American Executives and Professionals. Mr. Smetek as general partner of Smetek, Van Horn & Cormack, a hedge fund with over $85 million under management is also the largest shareholder, CEO and Chairman of Larrea Biosciences, Inc., a reporting company under the United States Securities and Exchange Act.

Employment Agreements

Each of the employees of ViRexx has employment agreements. Below is a summary of the employment agreements for the top main employees of ViRexx during 2007:

1.           Brent Johnston   (Effective November 1, 2007)
Position: Acting Chief Financial Officer
Duties: The Acting Chief Financial Officer (CFO) is responsible for the supervision, preparation and management of ViRexx financial reporting, internal financial reporting and general matters related to the Company’s financial status.
Time Devotion: Mr. Johnston shall devote his full business time, attention and ability to ViRexx’s affairs.
Compensation: Commencing November 1, 2007, and throughout the term of this Agreement, a “Base Salary” of no less than $110,000.00 per annum exclusive of benefits and other compensation.
Stock Options: Option effective on the Effective Date to purchase 100,000 common shares at a price per share and on the conditions stipulated in the Stock Option Plan; PROVIDED HOWEVER, the options will be fully vested by November 14, 2008 if Mr. Johnston continues to be employed as Acting CFO.
Term: Agreement commences November 1, 2007 and continues until the Agreement is terminated by either Mr. Johnston or ViRexx in accordance with the Agreement.
Termination by Mr. Johnston and ViRexx Without Cause: The Agreement may be terminated by Mr. Johnston without cause on giving 30 days notice.
Termination of Mr. Johnston for Disability: If Mr. Johnston suffers from any disability resulting in Mr. Johnston being unable to perform duties; ViRexx may terminate this Agreement upon giving 60 days notice, 6 months’ salary, the value of benefits otherwise received over the same period and accrued vacation pay.
Other: Mr. Johnston shall be reimbursed for all reasonable expenses incurred by him in the course of carrying out his duties as Acting Chief Financial Officer.

2.           Dr. Rajan George (Effective January 1, 2007)
Position: Senior Vice-President, Research
Duties: Responsible for overall supervision and management of Research and Development and further responsible for duties associated with office of Senior Vice-President and any other duties as the President and/or the Board of Directors of ViRexx may determine.
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
(b) by ViRexx on giving 1 year’s notice or payment in lieu of notice of 1 year’s salary inclusive of all benefits; or
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
If Dr. George elects to terminate his employment as a result of a Change of Control or resigns for Good Reason at any time up to twelve (12) months following a Change of Control, ViRexx shall pay to Dr. George the following:
(a) an amount equal to twelve (12) months of salary plus Bonus payable for the said twelve (12) months;
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

3.           Dr. Irwin Griffith (Effective January 1, 2007)
Position: Vice-President, Development (Embolotherapy)
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
Stock Options: Option to purchase 100,000 common shares at a price of $0.80 per share. The option shall vest in equal 1/3 amounts over a three (3) year period. In addition, during the fiscal year ended December 31, 2006, Dr. Griffith was granted an option underlying 36,000 of the Company’s common shares exercisable at $1.30 per share, which expires on March 28, 2016. Said options shall vest in three equal installments over a three-year period, beginning on the date 12 months after the date of the grant. Dr. Griffith is also eligible to participate in ViRexx’s Stock Option Plan as may be determined and/or amended from time to time in the sole discretion of ViRexx and as approved by its board of directors.
Term: Effective as of January 1, 2007, the Company renewed Dr. Griffith’s employment which shall continue until the agreement is terminated by either Dr. Griffith or ViRexx in accordance with the terms summarized herein and the terms of the agreement.
Termination by Dr. Griffith and ViRexx Without Cause or Change of Control of the Employees: The Agreement may be terminated by ViRexx or Dr. Griffith without cause:
(a) by Dr. Griffith without cause on giving 90 days notice. ViRexx may waive the notice.
(b) by ViRexx on giving 1 year’s notice or payment in lieu of notice of 1 year’s salary inclusive of all benefits; or
(c) within twelve (12) months following a Change of Control (as defined in the agreement):

(i) by Dr. Griffith for Good Reason (as defined in the employment agreement) on giving 60 days notice. ViRexx may waive notice.
If Dr. Griffith elects to terminate his employment as a result of a Change of Control or resigns for Good Reason at any time up to twelve (12) months following a Change of Control, ViRexx shall pay to Dr. Griffith the following:
(a) an amount equal to twelve (12) months of salary plus Bonus payable for the said twelve (12) months;
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

4.           Dr. Andrew Stevens (effective January 1, 2007)
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
(b) by ViRexx on giving 1 year’s notice or payment in lieu of notice of 1 year’s salary inclusive of all benefits; or
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
If Dr. Stevens elects to terminate his employment as a result of a Change of Control or resigns for Good Reason at any time up to twelve (12) months following a Change of Control, ViRexx shall pay to Dr. Stevens the following:
(a) an amount equal to twelve (12) months of salary plus Bonus payable for the said twelve (12) months;
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

5.           Dr. Hubert Eng (effective November 1, 2007)
Position: Vice-President, Development (AIT)
Duties: Responsible for the overall supervision and management of the AIT Platform.
Time Devotion: Dr. Eng shall devote his full business time, attention and ability to ViRexx’s affairs.
Compensation: Commencing January 1, 2007, a salary, for each year of the Term, of no less than $90,000.00 per annum, reviewable annually.
Bonuses: Dr. Eng is eligible to be considered for an annual bonus based on a percentage of salary. The current Compensation Plan calls for a bonus of 20% for this level of employment; however, the Company’s management has reserved the right whether or not to pay this bonus subject to the availability of cash.
Term: Effective as of January 1, 2007, the Company renewed Dr. Eng’s employment which shall continue until the agreement is terminated by either Dr. Eng or ViRexx in accordance with the terms summarized herein and the terms of the agreement.
Termination by Dr. Eng and ViRexx Without Cause or Change of Control of the Employees: The Agreement may be terminated by ViRexx or Dr. Eng without cause:
(a) by Dr. Eng without cause on giving 90 days notice. ViRexx may waive the notice;
(b) by ViRexx on giving 1 year’s notice or payment in lieu of notice of 1 year’s salary inclusive of all benefits; or
(c) within twelve (12) months following a Change of Control (as defined in the agreement):
(i) by Dr. Eng for Good Reason (as defined in the employment agreement) on giving 60 days notice. ViRexx may waive notice.
If Dr. Eng elects to terminate his employment as a result of a Change of Control or resigns for Good Reason at any time up to twelve (12) months following a Change of Control, ViRexx shall pay to Dr. Eng the following:
(a) an amount equal to twelve (12) months of salary plus Bonus payable for the said twelve (12) months;
(b) continuation of the benefits during the 12 months following the date of his termination;
(c) immediate vesting of all stock options granted to Dr. Eng; and
(d) an extension of ViRexx’s Stock Option Plan exercise period from ninety (90) days to twelve (12) months.
Termination of the Employee for Disability: If Dr. Eng suffers from any disability resulting in Dr. Eng being unable to perform duties, ViRexx may terminate this Agreement upon giving 60 days notice, 6 months’ salary, the value of benefits otherwise received over the same period and accrued vacation pay.
Other:  Dr. Eng shall be paid a car mileage allowance and his reasonable business expenses, including business-related mobile phone charges, shall be reimbursed by ViRexx as further provided in the agreement. ViRexx shall pay all professional association and development fees and all course costs which are incurred from time to time by Dr. Eng in maintaining his professional designations and upgrading and/or continuing his education and development to improve the performance of his duties.

Management and Consultants Agreements

Each of the consultants of ViRexx has consulting services agreements. Below is a summary of the consulting services agreements for the top main consultants of ViRexx:

1.           Darrell Elliott (Effective September 21, 2007)* (see page 63)
Firm:  Isuma Strategies Inc.
Position: Chief Executive Officer
Duties:  In collaboration with the Board of Directors, responsible for the overall supervision, management and operations of ViRexx.
Time Devotion:  Approximately 40% of the Contractor’s work time.
Compensation: Contractor fee of $2,000 for each complete working day (5 or more hours per day); if less than 5 hours, an hourly rate of $300 will be paid.
Term: The contract which shall continue until the agreement is terminated by either Mr. Elliott or ViRexx in accordance with the terms summarized herein and the terms of the agreement.
Termination:  The agreement will terminate 10 days following the appointment of the Board a new chief Executive Officer of the Company or either party may terminate the agreement by providing the other party with 60 days written notice of termination.
Termination for Disability: If Mr. Elliott shall die or as a result of sickness, accident or other disability be unable to substantially perform the Services for a continuous period of two months or for periods aggregating two months in any six month period.
Other:  Reimbursement for reasonable business expenses incurred in relation to performance of the Services.

2.            Erich Bam (Effective September 23, 2007)
Firm:  Gemini Partners Corporate Finance C.C.
Position: Chief Operating Officer
Duties:  Gemini shall ensure that Erich Bam performs his duties similar to other chief operating officers in similar companies and in accordance with the terms of a formal consulting agreement to be signed in due course.
Time Devotion:  On a per diem basis as required by the Chief Executive Officer.
Compensation:  Per Diem rate of $1,600 per day.
Stock Options: Gemini will be entitled to a number of warrants or options pursuant to the financing.
Term: On a per diem basis as required by the Chief Executive Officer.
Termination: On a per diem basis as required by the Chief Executive Officer.
Other: Reimbursement for reasonable business expenses incurred in relation to performance of the Services.

3.           Dr. Richard Ascione (Effective June 1, 2007)
Position: Chief Scientific Officer
Duties: Such reasonable services as are from time to time requested by the Chief Executive Officer and/or the Board of Directors.
Time Devotion:  A reasonable amount of time for completing any work.
Compensation: $10,000 USD per month
Stock Options: 25,000 common shares of ViRexx to vest immediately.  An additional 25,000 common shares shall be granted pursuant to the Consultant achieving milestones.
Term: The agreement shall commence on June 1, 2007 and continue until May 31, 2008 unless terminated earlier.
Termination: Agreement may be terminated by either party with two weeks written notice.
Other: Reimbursement for reasonable business expenses incurred in relation to performance of the Services.

4.           Dr. Joseph Zendegui (Effective December 4, 2007)*
Position: Vice-President, Business Development
Duties:  As directed by the CEO to carry out all business development, planning and analysis required by ViRexx.
Time Devotion:  Minimum 10 days per month
Compensation: $12,000 per month plus $800 per day for every day exceeding 10 days of service in any month for which services are provided.
Term: Monthly contract
Termination: Either party may terminate this Agreement without cause on providing the other party with one month’s written notice.
Other: Reimbursement for reasonable business expenses incurred in relation to performance of the Services.

B.       Compensation

As at December 31, 2007, we had nine executive officers. The aggregate cash compensation (including salaries, fees (including Director’s fees), commissions, bonuses to be paid for services rendered, bonuses paid for services rendered in a previous year, and any compensation other than bonuses earned, the payment of which is deferred), paid to and/or accrued in favor of such executive officer and corporations controlled by them by us for services rendered during 2007 for the CEO and the next five highest compensated officers is listed in the table below. We incurred $640,127 in additional direct non-cash compensation in the form of expenses associated with issuance of stock options to our executive officers during the fiscal year ended December 31, 2007.  As at December 31, 2007 no amounts have been accrued or set aside for pension, retirement or other benefits for the executive officers and directors.

*Darrell Elliott and Dr. Joseph Zendegui were directors/officers of Chromos Molecular Systems Inc. (“Chromos”), a Canadian public company.  Chromos filed a Notice of Intention to File a Proposal under the Bankruptcy and Insolvency Act because of last minute withdrawal of financing.  The proposal was duly filed and accepted by the creditors, Chromos proceeded to sell assets and both secured and unsecured creditors were paid out under court approved settlements.  During this period Chromos’ shares were placed under a cease trade by the TSX.  Chromos plans shortly to request revocation of this order.  Darrell Elliott also served as a director of A.R.C. Resins International Corp. as a nominee of the venture investor, when it declared bankruptcy under Quebec law in April 1997.

Summary Compensation Table

The following table sets forth the compensation paid by us for the fiscal year ended December 31, 2007 in respect of the directors and members of our administrative, supervisory or management bodies:
Name & Principal Position	Year	Salary/Fee ($)	Bonus ($)	Stock Awards ($)	Option Awards ($) (3)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Non- Qualified Deferred Compensation Earnings ($)	All Other Compensation ($) (1) (2)	Total ($)
Isuma Strategies Inc., Darrell Elliott, Chief Executive Officer and Chairman of the Board	2007	$103,701		$36,000	$32,625			$25,000	$197,326

Gemini Partners, Erich Bam, Chief Operating Officer	2007	$138,700			$801				$139,501

Dr. D. Lorne Tyrrell, Former Chief Executive Officer, Chief Scientific Officer and Director	2007	$75,000	$67,500		$47,017				$189,517

Dr. Rajan George, Senior Vice-President, Research	2007	$160,365	$30,275		$14,891				$203,531

Dr. Andrew Stevens, Vice-President, Clinical & Regulatory Affairs	2007	$135,000	$24,133		$17,382				$176,515

Dr. Irwin Griffith, Vice-President, Development (Embolotherapy)	2007	$147,538	$28,791		$21,276				$197,605

Dr. Hubert Eng, Vice-President, Development (AIT)	2007	$94,659	$13,561		$11,650				119,870

Douglas Gilpin, CA, Director	2007				$85,573			$39,000	$124,573

Jacques R. LaPointe, Director	2007				$83,026			$31,500	$114,526

Michael Marcus, Director	2007				$74,997			$20,363	$95,360

Yves Cohen, Director	2007				$74,744			$10,121	$84,865

Peter Smetek, Former Chief Executive Officer and Director	2007				$68,203			$ -	$68,203
Notes:

(1) With the exception of reimbursement of expenses incurred by our named executive officers during the scope of their employment and stated stock award amounts, none of the named executive received any other compensation, perquisites, and personal benefits in excess of $10,000.

(2) Compensation of Directors
(3) Calculated using the Black-Scholes Model

In May 2007, Dr. Lorne Tyrrell ended his employment with ViRexx as Chief Executive Officer (“CEO”) and Mr. Peter Smetek was appointed to this position.  In September 2007, Mr. Smetek was replaced as Interim CEO by Mr. Darrell Elliott.

In May 2007, Mr. Scott Langille’s employment with ViRexx as Chief Financial Officer ended and Mr. Gary Woerz was appointed to this position.  In October 2007 Mr. Woerz was relieved of  responsibility for the day-to day financial operations of the Company and subsequently filed a statement of claim for wrongful dismissal effectively terminating his employment agreement with the Company.  Mr. Brent Johnston is currently the Acting Chief Financial Officer and is responsible for the day to day financial operations of the Company.

During the fiscal year ended December 31, 2007, directors were compensated based on a retainer of $10,000 each plus $ 5,000 for Audit Committee Chair.  The Chairman of the Board is compensated on a retainer of $100,000 which is paid quarterly in advance. Meeting fees for which they were in attendance of $1,500 per meeting for board meetings and $750 per meeting for committee meetings for the year ended January to December 2007. Directors are also reimbursed for their expenses incurred in respect of each meeting of the directors or special service.

The Company has also granted stock options to certain officers and directors during the fiscal year ended December 31, 2007 as described in Item 6E.

C.	Board practices

The directors listed above were reelected to serve as directors at the annual meeting of the shareholders held on May 3, 2007 for the ensuing year until the next annual meeting of the shareholders.

Douglas Gilpin, Jacques LaPointe and Michael Marcus constitute the Audit Committee.

Jacques LaPointe, Yves Cohen and Michael Marcus constitute the Compensation Committee.

Douglas Gilpin, Michael Marcus and Yves Cohen constitute the Nominating and Corporate Governance Committee.

Our entire Board of Directors comprises the Environmental Committee.

Our by-laws provide that from time to time the directors may fix the quorum for meetings of directors and for meetings of committees of directors but unless so fixed, a majority of the directors present at a meeting of directors or a majority of members of a committee of directors at a meeting of that committee of directors constitutes a quorum and to the extent required by the ABCA no business may be transacted unless one-quarter of the directors present are resident Canadians. Meetings of the Board or committees of the Board may be held any place the Board determines or by telephone.

Board of Directors

The Board currently consists of six members. Each director elected will hold office until the next annual meeting of shareholders or until his/her successor is duly elected, unless his/her office is earlier vacated in accordance with our by-laws.

Board Committees

The Board of Directors has four standing committees: an Audit Committee, a Compensation Committee, a Nominating and Corporate Governance Committee and an Environmental Committee.

Audit Committee

The members of the Audit Committee are all outside and unrelated directors and are independent from any interest in us. The Chairman of the Audit Committee is Douglas Gilpin. He was specifically recruited for his accounting and financial skills. All members of the Audit Committee are considered financially literate. The Audit Committee met formally four times in 2007 and a quorum was present at each meeting. We formally adopted the Audit Committee Charter on April 11, 2005. The stated purpose of the Audit Committee is to serve as an independent and objective party to monitor the integrity of our financial reporting process and system of internal controls, to review, appraise and monitor the independence and performance of our independent auditors and to provide an avenue for open communication among the independent auditors, management and the Board of Directors. All members of the Audit Committee must have a basic understanding of finance and accounting and must be able to read and understand fundamental financial statements. In addition, the Audit Committee reviews the independence and performance of its auditors and approves the fees and other significant compensation to be paid to the independent auditors. The Audit Committee has direct access to the independent auditors at all times and has the ability to retain, at our expense, special legal, accounting or other consultants or experts it deems necessary in the performance of its duties.

 Compensation Committee

The members of the Compensation Committee are all outside and unrelated directors and are all independent from any interest in us. The Compensation Committee also adopted a charter on April 11, 2005. Under its charter, the Compensation Committee is responsible for reviewing management prepared policies and recommending to the Board of Directors on compensation policies and guidelines for senior officers and management personnel, corporate benefits, incentive plans, evaluation of the performance and compensation of the Chief Executive Officer and other senior management, compensation level for members of the Board of Directors and committee members, a succession plan for the Chief Executive Officer and key employees and any material changes in human resources policy, procedure, remuneration and benefits.

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

We have employment agreements or remuneration arrangements with all of our executive officers. Each agreement or arrangement provides for salary, benefits, bonuses and incentive stock option grants for the executive officer and for compensation if his or her employment is terminated. Commencing January 1, 2006, directors are paid $1,500 per board meeting and $750 per committee meeting, except as described herein, there are no other agreements or other remuneration arrangements with any of its directors. The Compensation Committee met twice formally during 2007.

Nominating and Corporate Governance Committee

The members of this Committee are all outside and unrelated directors and are independent from any interest in us. The Nominating and Corporate Governance Committee also adopted a charter on April 11, 2005.

Pursuant to its charter, the Nominating and Corporate Governance Committee takes responsibility for preparing the disclosure in the Management Information Circular concerning corporate governance, and for developing and monitoring our general approach to corporate governance issues as they arise. It also assumes responsibility for assessing current members and nominating new members to the Board of Directors and ensuring that all Board members are informed of and are aware of their duties and responsibilities as a director of the Corporation. The Nominating and Corporate Governance Committee takes responsibility for the adoption of adequate policies and procedures to allow us to meet our continuous disclosure requirements, manage our principal risks, review the strategic plan on a timely basis, develop and monitor corporate policies relating to trading in securities, ensuring the Board annually reviews organizational structure and succession planning, reviews areas of potential personal liability of directors and ensures reasonable protective measures are in place and causes the Board to annually review its definition of an unrelated director.  This committee met once formally during 2007.

Our approach to corporate governance is set out in our Management Information Circular as prescribed by National Instrument 58-101 “Disclosure of Corporate Governance Practices” (“58-101”).

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
 As at December 31, 2007, we have nineteen full-time employees and one part-time employee.  Of those nineteen employees, fourteen hold a Ph.D. There are currently sixteen employees in research and development, and four employees in administration, corporate affairs and business development. All employees execute confidentiality and non-competition agreements and assignments of intellectual property rights to us.

We are not party to any collective bargaining agreements, have never experienced any material labor disruption and are unaware of any current efforts or plans to organize employees. We consider our relationship with our employees good.

E.	Share ownership
 The following table sets out the names and titles of our executive officers and directors and their respective common share ownership in us as at December 31, 2007:

Name	Title/Office	Share Ownership directly or indirectly and as a % of Outstanding Shares*
Darrell Elliott	Chief Executive Officer and Chairman of the Board	60,000 0.08%
Erich Bam	Chief Operating Officer	Nil
Brent Johnston	Acting Chief Financial Officer	54,500 0.07%
Dr. Richard Ascione	Chief Scientific Officer	Nil
Dr. Rajan George	Senior Vice-President, Research	65,325 0.09%
Dr. Andrew Stevens	Vice-President, Clinical and Regulatory Affairs	Nil
Dr. Irwin Griffith	Vice-President, Development (Embolotherapy)	Nil
Dr. Hubert Eng	Vice-President, Development (AIT)	Nil
Dr. Joseph Zendegui	Vice-President, Business Development	Nil
Douglas Gilpin, CA	Director	Nil
Jacques R. LaPointe	Director	175,000 0.24%
Michael Marcus	Director	7,078,510 9.73%
Yves Cohen	Director	Nil
Peter Smetek	Director	500,000 0.69%
Bruce Hirsche	Corporate Secretary	133,783 0.18%

*Listed beneficial ownership is based on 72,760,617 Common Shares issued and outstanding as of December 31, 2007.

The names and titles of our executive officers and directors to whom options have been granted by us which are outstanding as of December 31, 2007 and the number of Common Shares subject to such options are set forth in the following table:

Name	Title/Office	Number of Shares	Exercise Price	Expiry Date
Darrell Elliott	Chief Executive Officer and Chairman of the Board	100,000 21,292 9,489	$0.59 $0.10 $0.10	September 21, 2017 December 20, 2017 December 20, 2017
Erich Bam, CA (SA)	Chief Operating Officer	9,489	$0.10	December 20, 2017
Dr. Lorne Tyrell	Former Chief Executive Officer and Chief Scientific Officer	20,000	$0.90	December 16, 2014
Dr. Rajan George	Senior Vice-President, Research	150,000 15,000 25,200 36,000 68,466	$0.80 $0.90 $1.30 $0.59 $0.10	December 23, 2008 December 16, 2014 March 28, 2016 February 7, 2017 December 20, 2017
Dr. Andrew Stevens	Vice-President, Clinical and Regulatory Affairs	100,000 15,000 25,200 33,120 68,466	$0.80 $0.90 $1.30 $0.59 $0.10	December 23, 2008 December 16, 2014 March 28, 2016 February 7, 2017 December 20, 2017
Dr. Irwin Griffith	Vice-President, Development (Embolotherapy)	100,000 15,000 36,000 36,000 68,466	$0.80 $0.90 $1.30 $0.59 $0.10	April 14, 2009 December 16, 2014 March 28, 2016 February 7, 2017 December 20, 2017
Dr. Hubert Eng	Vice-President, Development (AIT)	20,000 6,000 9,000 21,000 68,466	$0.80 $0.90 $1.30 $0.59 $0.10	April 14, 2009 December 16, 2014 March 28, 2016 February 7, 2017 December 20, 2017
Douglas Gilpin, CA	Director	125,000 20,000 27,000 27,000 100,000 33,292	$0.80 $0.90 $1.30 $0.59 $1.04 $0.10	April 14, 2009 December 16, 2014 March 28, 2016 February 7, 2017 June 4, 2017 December 20, 2017
Jacques R. LaPointe	Director	10,000 20,000 50,000 200,000 125,000 21,000 21,000 100,000 30,292	$6.26 $0.94 $0.76 $0.86 $0.90 $1.30 $0.59 $1.04 $0.10	May 24, 2011 June 19, 2012 July 18, 2012 June 9, 2013 December 16, 2014 March 28, 2016 February 7, 2017 June 4, 2017 December 20, 2017
Michael Marcus	Director	100,000 30,292	$1.04 $0.10	June 4, 2017 December 20, 2017
Yves Cohen	Director	100,000 27,292	$1.04 $0.10	June 4, 2017 December 20, 2017
Peter Smetek	Former Chief Executive Officer and Director	100,000 21,292	$1.04 $0.10	June 4, 2017 December 20, 2017

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

During the financial year ended December 31, 2007, there were 2,580,341 options granted to the Directors, employees or executives of the Corporation pursuant to the option plan or otherwise.  As at December 31, 2007, 5,332,811 or 7% out of the authorized 8,256,000 options have been granted leaving 2,923,189 or 4% available for future grants. Under the terms of the Plan, any options which are exercised replenish the option pool shall again be made available to be granted pursuant to the provisions of the Plan herein.

The purpose of the Plan is to assist Directors, officers, employees, consultants and other persons who provide ongoing services of ViRexx and any of its subsidiaries to participate in the growth and development of ViRexx. The total number of Shares, which may be granted to any one optionee, including any one insider and such insider’s associates, at any time shall not exceed 5% of the issued and outstanding Shares of the Company. The number of common shares that may be issuable to insiders at any time, or that may be issued to insiders within any one year period in each case under the Plan and when combined with all of the Corporation’s security based compensation arrangements, may not exceed 10% of the Corporation’s total issued and outstanding securities. The granting of Options is administered by the ViRexx Board, subject to the policies of the TSX.

The Directors may amend or discontinue the Plan at any time without shareholder approval upon receipt of the approval of the TSX, provided that no such amendment or discontinuance may, without the consent of any affected optionee, alter or impair any Option previously granted to such optionee under the Plan.  Any amendment to any provision of the Plan shall be subject to approval, if applicable and if required, by any regulatory body having jurisdiction over the securities of the Corporation.

Notwithstanding the foregoing, any amendment to the following will require shareholder approval:

(a)
any change to the number of Common Shares issuable under the Plan, including a change to the fixed maximum percentage of Common Shares or a change from a fixed maximum percentage of Common Shares to a fixed maximum number shall require shareholder approval as required by the TSX;

(b)
any reduction to the exercise price of an Option held by an insider (as defined by the Exchange) or an extension to the Expiry Date, provided that such extension does not result in such date being more than 10 years from the date of grant;

(c)	any change to the eligible participants which would have the potential of broadening or increasing insider participation;

(d)	the addition of any form of financial assistance;

(e)	any amendment to a financial assistance provision which is more favorable to participants;

(f)	the addition of a cashless exercise feature, payable in cash or securities which does not provide for a full deduction of the number of underlying securities from the Plan; and

(g)	the addition of a deferred or restricted share unit or any other provision which results in participants receiving securities while no cash consideration is received by the Corporation.

All Options granted pursuant to the Plan shall be personal to the optionee and shall not be assignable or otherwise transferable except: (i) to a “permitted assign” as that term is defined in Multilateral Instrument 45-105 (Trades to Employees, Senior Officers, Directors and Consultants) as the same may be amended, supplemented and/or replaced from time to time; or (ii) by will or the laws of descent and distribution.

At the time of grant of an Option, the Directors shall fix the date or dates on which the optionee shall be entitled to exercise part or all of such Option.

In the event that an optionee dies, such optionee’s executor or executrix shall have right to exercise part or all of all then outstanding and vested Options on behalf of the optionee’s estate until the earlier of the date set by the Directors at the time of the grant of such Options (such date not to exceed one year after the date of death of the optionee) or the Expiry Date.  All Options not exercised by such date shall immediately and automatically terminate.  The Directors shall have the right, in their sole discretion, to provide at the time of the grant of the Options of an optionee, that all Options granted to such optionee shall be deemed to fully vest on the day prior to the optionee’s death.  If the Directors do so, such optionee’s executor or executrix shall have the right to exercise all of the outstanding Options of such optionee in accordance with the above.

In the event that an optionee retires or resigns from his or her office, employment or position with the Corporation and all of its subsidiaries or is removed from such office, employment or position (whether with or without cause) or otherwise ceases to hold such office, employment or position for any reason (otherwise than as a result of the death of the optionee) all then outstanding and unvested Options granted to such optionee shall immediately and automatically terminate.  Such optionee shall have the right to exercise part or all of his or her then outstanding and vested Options until the earlier of the date set by the Directors at the time of the grant of such Options (such date not to exceed 90 days after the date such optionee retires, resigns or is removed from such office) or the Expiry Date.  All such Options not exercised by such date shall immediately and automatically terminate.  The Directors shall have the right, in their sole discretion, to provide at the time of the grant of the Options of an optionee, that all Options granted to such optionee shall be deemed to fully vest on the day prior to the retirement, resignation or removal of the Optionee from such office, employment or position.  If the Directors do so, such Optionee shall have the right to exercise all of the outstanding Stock Options of such Optionee in accordance with the above.

In the event that:

(a)	the Directors determine that there is a reasonable probability that the Corporation will be reorganized, amalgamated or merged with, consolidated into or in any way combined with, another corporation;

(b)
the shareholders of the Corporation approve the liquidation, dissolution or winding-up of the Corporation or the sale, lease, exchange or other disposition of all or substantially all of the property of the Corporation;

(a)	a take-over bid, which is a “formal bid” (as that term is defined by the Securities Act (Alberta)), is made for any voting or equity securities of the Corporation; or

(b)	the Directors determine that there is a reasonable probability that the Corporation will experience a change of control (as determined by the Directors),

then the Directors may by resolution determine that all or any part of the outstanding and unvested Stock Options granted to any one or more Optionees shall vest on a date specified by such resolution and all such Stock Options shall be deemed to have vested on the date so specified.

During the financial year ended December 31, 2004, there were 4,564,168 Options which were either granted or converted from AltaRex options pursuant to the Arrangement.

No optionee has any rights as a shareholder with respect to any shares subject to an Option prior to the date of the issuance of a certificate or certificates for such shares.

The following table sets forth information in respect of compensation plans under which equity securities of the Corporation are authorized for issuance, as at the Corporation’s financial year ended December 31, 2007:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)
Equity compensation plans approved by security holders	5,332,811(1)(2)	$0.67	2,923,189

Notes:
(1)
Includes 5,332,811 Shares issuable upon exercise of outstanding Options during the Corporation’s financial year ended December 31, 2007. The Corporation can grant no more than 8,256,000 Options under the Option Plan. See “Stock Options”.

(2)	Includes 50,000 and 85,000 Options granted to the University of Alberta on December 23, 2003 and April 14, 2004 respectively, pursuant to a license agreement dated December 13, 2001.

F.	Pension and Retirement Plans and Payments made upon Termination of Employment

We do not have any pension or retirement plan that is applicable to the Named Executive Officers other than as described below. We have not provided compensation, monetary or otherwise, during the preceding fiscal year, to any person who now acts or has previously acted as a Named Executive Officer of ViRexx, in connection with or related to the retirement, termination or resignation of such person other than as described in the succeeding paragraph and we have provided no compensation to such persons as a result of a change of control of us, our subsidiaries or affiliates. We are not party to any compensation plan or arrangement with any person who now acts as a Named Executive Officer resulting from the resignation, retirement or the termination of employment for cause of such person.

Item 7.	Major Shareholders and Related Party Transactions

A.	Major shareholders

The following table sets forth, as of the most practicable date, certain information regarding each person who is known to us as an owner of more than 5% of the outstanding Common Shares of us.

Name	Class	Amount Owned (1)	% of Class
The Estate of Dr. Antoine A. Noujaim	Common	7,446,449	10.23%
Canmarc Trading Co. (2)	Common	7,018,510	9.65%
United Therapeutics	Common	5,051,990	6.94%

(1)	Includes the Common Shares directly controlled by The Estate of Dr. Noujaim.
(2)	Michael Marcus of Houston, Texas, holds 100% voting and dispositive power over Canmarc Trading Co.

None of our major shareholders have different voting rights.

Based on a report from our transfer agent Computershare, as at December 31, 2007, there were 51 registered Shareholders in the U.S. who held common shares totaling 6,574,793 or 9.04% percent of the common shares outstanding.

To the extent known to us, we are not directly or indirectly owned or controlled by any Foreign Government, or by any other natural or legal persons, severally or jointly.

B.        Related- party transactions (1)

During the fiscal year ended December 31, 2007, the Company incurred amounts totalling approximately $510,525 (2006 – $301,870) for legal services rendered by a firm in which Bruce Hirsche, the company’s Corporate Secretary, is a partner.  The Company also paid $435,207 (2006 – $138,750) for consulting services rendered by directors of the Company.

To the best of the knowledge of our management, other than information already disclosed above and elsewhere in this Annual Report and except for employment agreements with Executive Officers and stock option agreements, no person who has been an insider of us for the most recently completed fiscal year ended December 31, 2007 or subsequent period to the date of this Annual Report or any associate or affiliate of such insider has had any material direct or indirect interest in any material transaction with us since January 1, 2006 or in any proposed transaction which has materially affected or would materially affect us or our subsidiaries.

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

Legal Proceedings

The Company has received statements of claim filed in the Court of Queen’s Bench of Alberta in May 2007 and February 2008 from three former employees and the former Chief Financial Officer to their termination or change in employment with the Company.  The former employees and the former Chief Financial Officer assert that they are entitled to additional pay, benefits and accelerated vesting of their stock options due to a change in control within the Company in 2007 or defamation or wrongful dismissal.  The collective total of these claims is $1,939,750.  ViRexx believes that these claims are without merit and intends to aggressively defend this position.

In February 2008, the Company proposed settlement of one of the claims for severance pay and wrongful dismissal filed by a former employee.  The settlement amount was accrued in the December 31, 2007 audited consolidated financial statements.

Also, during February 2008 the Company has reached, but not yet finalized a settlement with Clarus Securities Ltd. (“Clarus”) for damages for non-performance in regard to the cancellation of a $15,000,000 public offering.  The proposed settlement includes a cash payment and warrants.  The cash settlement amount was been accrued in the December 31, 2007 audited consolidated financial statements.  The issuance of the warrants will be recorded in the second quarter of 2008 once they are issued and the exercise price has been determined.

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
 Our Common Shares are traded on the TSX under the symbol “VIR” and on the AMEX under the symbol “REX”. The following tables set forth, the annual high and low market prices for the five most recent full financial years as reported on the TSX and for the period indicated on AMEX:

TSX (in CDN$):

	High	Low
December 31, 2007	1.21	0.08
December 31, 2006	1.62	0.66
December 31, 2005	2.13	0.89
December 16, 2004 - December 31, 2004 (1)	1.22	0.85
TSX Venture Exchange
December 15, 2004 (1)	1.60	0.90
December 31, 2003 (2)	0.14	0.10
December 31, 2002 (3)	0.23	0.15

Notes:
(1)	ViRexx’s Shares were delisted from the TSXV on December 15, 2004 and commenced trading on the TSX on December 16, 2004 as a result of the AltaRex Arrangement effective December 10, 2004.
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

(3)	The trading price of common shares of Norac.

AMEX (in U.S.$):

	High	Low
December 31, 2007	1.05	0.08
December 31, 2006	1.43	0.59
December 23, 2005 - December 31, 2005 (1)	1.46	1.08

Notes:
(1)	ViRexx’s Shares commenced trading on AMEX on December 23, 2005.

The high and low market prices for each full financial quarter over the two most recent full financial years and the subsequent period are as set forth below:

TSX (in CDN$):

	High	Low
March 31, 2008 (1)	0.12	0.06
December 31, 2007	0.84	0.08
September 30, 2007	0.85	0.57
June 30, 2007	1.21	0.81
March 31, 2007	0.85	0.58

December 31, 2006	0.90	0.68
September 30, 2006	1.00	0.66
June 30, 2006	1.38	0.98
March 31, 2006	1.62	1.25

December 15, 2005	1.61	0.89
September 30, 2005	1.15	0.94
June 30, 2005	1.59	0.96
March 31, 2005	2.13	1.09

Notes:
(1)	From January 1, 2008 to March 28, 2008.

AMEX (in U.S.$):

	High	Low
March 28, 2008	0.15	0.05
December 31, 2007	0.85	0.08
September 30, 2007	0.79	0.55
June 30, 2007	1.05	0.69
March 31, 2007	0.75	0.50

December 31, 2006	0.78	0.59
September 30, 2006	0.91	0.59
June 30, 2006	1.18	0.87
March 31, 2006	1.43	1.09

December 23, 2005 - December 31, 2005	1.46	1.08

For the most recent six months, the high and low market prices of our Common Shares are as set forth below:

TSX (in CDN$):

	High	Low
March 28, 2008	0.12	0.06
February 29, 2008	0.12	0.07
January 31, 2008	0.09	0.06
December 31, 2007	0.56	0.08
November 30, 2007	0.69	0.53
October 31, 2007	0.84	0.54

AMEX (in U.S.$):

	High	Low
March 28, 2007	0.15	0.07
February 29, 2008	0.12	0.10
January 31, 2008	0.09	0.07
December 31, 2007	0.57	0.08
November 30, 2007	0.73	0.54
October 31, 2007	0.85	0.55

Our Common Shares were delisted from the TSXV on December 15, 2004 and contemporaneously listed on the TSX.

B.	Plan of Distribution
 Not Applicable.

C.	Markets
 Our Common Shares are listed for quotation on the TSX under “VIR” and “REX” on the AMEX.

D.	Selling Shareholders
Not Applicable.

E.	Dilution
Not Applicable.

F.	Expenses of the issue
Not Applicable.

Item 10.	Additional Information

A.	Description of Share Capital

Not applicable

B.	Memorandum and articles of association

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

A majority of the number of directors holding office at the time of the meeting will constitute a quorum, provided that at least one quarter of the directors present are resident Canadians. Business cannot be transacted at a directors’ meeting without quorum.

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

▪ subject to certain disclosure requirements of the ABCA give a guarantee on behalf of ViRexx to secure performance of an obligation of any person;

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

Changes to the Rights of Shareholders

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

Meetings of Shareholders

Our by-laws state that the annual meeting of shareholders shall be held on such date and at such time in each year as the Board, or the chairman of the Board, or the president in the absence of the chairman of the Board, may from time to time determine. In addition, the Board has the authority to call a special meeting of shareholders at any time. An annual meeting of shareholders is held each year, not later than fifteen months after the last preceding annual meeting, for the purpose of considering the financial statements and reports, electing directors, appointing auditors and for the transaction of other business as may be brought before the meeting. In accordance with the ABCA, notice of time and place of each meeting of shareholders must be given not less than 21 days, nor more than 50 days, before the date of each meeting to each director, to the auditor and to each shareholder who at the close of the business on the record date for notice is entered in the securities register as the holder of one or more shares carrying the right to vote at the meeting. Notice of meeting of shareholders called for any other purpose other than consideration of the minutes of an earlier meeting, financial statements and auditor’s report, election of directors and reappointment of the incumbent auditor, must state the nature of the business in sufficient detail to permit the shareholder to form a reasoned judgment and must state the text of any special resolution to be submitted to the meeting.

The only persons entitled to be present at a meeting of shareholders are those entitled to vote, the directors of ViRexx and the auditor of ViRexx. Any other person may be admitted only on the invitation of the chairman of the meeting or with the consent of the meeting. If a corporation is winding-up, the ABCA permits a liquidator appointed by the shareholders to call and attend meetings of the shareholders during the continuance of a voluntary winding-up,. In circumstances where court orders a meeting of shareholders, the court may direct how the meeting may be held and which parties are entitled, or required, to attend the meeting.

Our articles of incorporation states that meetings of our shareholders may be held in the cities of Vancouver and Victoria, British Columbia, Winnipeg, Manitoba, Ottawa and Toronto, Ontario, Montreal, Quebec, Halifax, Nova Scotia and anywhere in the Province of Alberta.

Limitations on Right to Own Securities

There is no limitation imposed by Canadian law or by our articles or other charter documents on the right of a non-resident to hold or vote common shares or preference shares with voting rights (the “Voting Shares”), other than as provided in the Investment Canada Act (“ICA”). The ICA requires a non-Canadian commencing a new business activity in Canada or making an investment that would result in the acquisition of control of a Canadian business (i.e. the value of the assets of which exceed a certain monetary threshold) to identify and notify or file an application for review with the Investment Review Division of Industry Canada (“IRD”).

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

In 1999, some of the powers, duties and functions of the Minister were transferred to the Minister of Canadian Heritage under Parts II to VI of the ICA as they relate to the prescribed business activities enumerated under paragraph 15(a) of the ICA, namely those that relate to Canada’s “cultural heritage or national identity” (“Cultural Activities”). Cultural Activities include, among other things, the distribution or sale of books, magazines, film and video recordings and music recordings. As a result, an application for review must be submitted to the Cultural Sector Investment Review Division of the Department of Canadian Heritage (“CSRD”) in respect of the acquisition of control of a Canadian business engaged in a Cultural Activity that exceeds the prescribed lower monetary threshold applicable to the acquisition of such Canadian businesses.

Similar to the Minister of Industry’s review, the Minister of Canadian Heritage’s review is based on the statutory threshold of net benefit to Canada. CSRD is guided by certain policy statements regarding investments by non-Canadians in Canadian businesses engaged in certain Cultural Activities. CSRD’s policy statements address certain Cultural Activities at the production/publication, distribution and/or exhibition levels.

The following investments by non-Canadians are subject to notification under the ICA:

1.	An investment to establish a new Canadian business;

2.	An investment to acquire control of a Canadian business,

This is provided that the investment is not reviewable pursuant to the act.

The following investments by a non-Canadian are subject to review under the ICA:

1.	An investment is reviewable if there is an acquisition of a Canadian business and the asset value of the Canadian business being acquired equals or exceeds the following thresholds:

(a)
For non-World Trade Organization (“WTO”) investors, the threshold is $5 million for a direct acquisition and $50 million for an indirect acquisition; however, the $5 million threshold will apply for an indirect acquisition if the asset value of the Canadian business being acquired exceeds 50% of the asset value of the global transaction;

(b)
Except as specified in paragraph (c) below, a threshold is calculated annually for reviewable direct acquisitions by or from WTO investors. The threshold for 2007 was $281 million (for 2008, $295 million). Pursuant to Canada’s international commitments, indirect acquisitions by or from WTO investors are not reviewable;

(c)	The limits set out in paragraph (a) apply to all investors for acquisitions of a Canadian business that:

(i)	engages in the production of uranium and owns an interest in a producing uranium property in Canada;

(ii)	provides any financial service;

(iii)	provides any transportation services; or

(iv)	is a cultural business.

2.
Notwithstanding the above, any investment that is usually only notifiable, including the establishment of a new Canadian business, and falls within a specific business activity, including the publication and distribution of books, magazines, newspapers, film or video recordings, audio or video music recordings, or music in print or machine-readable form may be reviewed if an Order-in-Council directing a review is made and a notice is sent to the Investor within 21 days following the receipt of a certified complete notification.

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

As defined in the ICA, a WTO investor, includes an individual who is a national of a member country of the WTO or who has the right of permanent residence in relation to that WTO member; a government or government agency of a WTO member; a WTO investor-controlled entity; certain corporations, limited partnerships or trusts that are neither WTO-investor controlled or Canadian controlled of which two-thirds of its board of directors, general partners or trustees, as applicable are any combination of Canadians and WTO investors.

The ICA exempts certain transactions from the notification and review provisions of ICA, including, among others, (a) an acquisition of voting interests if the acquisition was made in the ordinary course of that person’s business as a trader or dealer in securities; (b) an acquisition of control of the company in connection with the realization of a security interest granted for a loan or other financial assistance and not for any purpose related to the provisions of the ICA; (c) the acquisition of voting interests by any person in the ordinary course of a business carried on by that person that consists of providing venture capital in Canada on terms and conditions not inconsistent with such terms and conditions as may be fixed by the Minister; and (d) acquisition of control by reason of an amalgamation, merger, consolidation or corporate reorganization, following which the ultimate direct or indirect control in fact of the business through the ownership of voting interests, remains unchanged.

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

With respect to the foregoing in this Item 10B, the applicable corporate law in the U.S. differs significantly in some respects from that in Canada. For example, under applicable corporate law in the U.S., a company may not issue an unlimited number of shares. Additionally, a corporation may not be formed for certain purposes, such as insurance or commercial banking, unless certain approvals are received.

Dividends

Subject to any special rights or restrictions attached to a share, we may pay dividends on our shares as the directors decide. Dividends may be only paid out of our profits.

Subject to any special rights or restrictions attached to a share, the directors may determine that a dividend will be payable on a share and fix the amount, the time for payment and the method for payment. Dividends may be paid on shares of one class but not another and at different rates for different classes. If the board of directors does not exercise their power to issue dividends, the shareholders in a general meeting may. Under the ABCA, a shareholder or shareholders holding the requisite number of shares required to convene a general meeting would be able to convene a meeting or require the directors to convene a meeting to consider whether we should pay a dividend.

The proposed resolution to pay the dividend would need to be included in the notice of meeting and would be voted on by shareholders as an ordinary resolution. Any dividend payable would only be payable out of our profits.

Liquidation Rights

On a winding up, subject to any special rights or restrictions attached to shares, and subject to rights of creditors, all available assets must be repaid to the shareholders and any surplus must be distributed among the shareholders in proportion to the number of fully paid shares held by them.

If we experience financial problems, the directors may appoint an administrator to take over our operations to see if we can come to an arrangement with our creditors. If we cannot agree with our creditors, ViRexx may be wound up. A receiver, or receiver and manager, may be appointed by order of a court or under an agreement with a secured creditor to take over some or all of the assets of a company. For example, a receiver may be appointed, because an amount owed to a secured creditor is overdue.

We may be wound up by order of a court, or voluntarily if our shareholders pass a special resolution to do so. A liquidator may be appointed when a court orders a company to be wound up or the shareholders of a company pass a resolution to wind up the company. A liquidator may be appointed to administer the winding up of a company.

C. Material contracts

All Agreements described below relating to the Plan of Arrangement between Nova Bancorp and AltaRex and the Plan of Arrangement between ViRexx and AltaRex have been carried out and the purpose of these agreements achieved.

1. Arrangement Agreement Among Nova Bancorp Investments Ltd. (“Nova Bancorp”) and AltaRex Corp. (“AltaRex”) and Altarex Medical Corp. (“Medical”) dated December 23, 2003 (“Nova Bancorp Arrangement Agreement”).

On December 23, 2003 AltaRex Medical and Nova Bancorp entered into the above noted Nova Bancorp Arrangement Agreement, which was intended to carry out a recapitalization of AltaRex and a reorganization of the assets and business of AltaRex. The Nova Bancorp Arrangement Agreement was made in contemplation of completing a statutory plan of arrangement (the “Nova Bancorp Arrangement”) involving AltaRex, Medical, and Nova Bancorp. Pursuant to the arrangement, AltaRex was transformed into an oil and gas exploration, development and marketing company named Twin Butte Energy Ltd. (“Twin Butte”) with the occurrence, among other things, of the following:

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

The transactions contemplated by the Nova Bancorp Arrangement Agreement were completed on February 3, 2004.

2. Asset Purchase Agreement Between AltaRex Corp. (“AltaRex”) and AltaRex Medical Corp. (“Medical”) Dated December 31, 2003

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

3. Indemnification Agreement Between AltaRex Corp. (“AltaRex”) and AltaRex Medical Corp. (“Medical”) dated February 3, 2004 (“Indemnification Agreement”)

In connection with and as collateral to the Nova Bancorp Arrangement, AltaRex (now Twin Butte Energy Ltd. (“Twin Butte”) and Medical entered into the Indemnification Agreement and an asset purchase agreement dated as of December 31, 2003 (the “Asset Purchase Agreement”). The Indemnification Agreement provides that the assets acquired by Medical pursuant to the Asset Purchase Agreement where acquired on an “as is where is” basis and subject to any and all encumbrances, commitments and liabilities pertaining thereto, howsoever and whensoever arising.

The Indemnification Agreement provides that Medical will assume all liability for and indemnify, defend and save harmless Twin Butte arising out of any matter or thing relating to the assets previously owned by Twin Butte and transferred to Medical save and except losses related to certain income tax liabilities. Further, pursuant to the Indemnification Agreement Medical is appointed by Twin Butte as Twin Butte’s sole and exclusive attorney and agent for any and all purposes associated with any actions, causes of action, suits, debts, dues, sums of money, liabilities, general damages, special damages, costs, claims, proceedings and demands of every nature and kind to which Twin Butte may be entitled to be indemnified under the terms of the Indemnification Agreement.

4. Arrangement Agreement Between ViRexx Medical Corp. (“ViRexx”) And AltaRex Medical Corp. (“AltaRex”) dated October 15, 2004 (“AltaRex Arrangement Agreement”)

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

▪
each of the issued and outstanding common shares of AltaRex were deemed to be, transferred to ViRexx (free of any claims) and the holder of AltaRex common shares received from ViRexx in exchange for each AltaRex common share one-half of one ViRexx common share;

▪
40% of the ViRexx common shares received by each former holder of AltaRex common shares issued pursuant to the AltaRex Arrangement were non-transferable and subject to a hold period for a period of six months following the effective date of the AltaRex Arrangement;

▪
the outstanding stock options and warrants of AltaRex were deemed to be transferred to ViRexx (free of any claims) and in consideration for such transfer, the holder of such AltaRex stock options and warrants received stock options and warrants to purchase the number of ViRexx common shares determined by multiplying the number of AltaRex common shares subject to the particular AltaRex stock options and warrants by one-half at an exercise price per ViRexx common share equal to the exercise price per share of the particular AltaRex stock option or warrant multiplied by two. The other terms of all stock options and warrants issued by ViRexx in exchange for AltaRex stock options and warrants were identical in all material respects to the terms of the AltaRex stock options and warrants in respect of which they were issued.

The transactions contemplated by the AltaRex Arrangement Agreement were completed on December 10, 2004.

5. Licensing and Supply Agreement and a Securities Purchase Agreement between ViRexx International Corp. and Defiante Farmaceutica, Lda., and a Manufacturing and Supply Agreement between ViRexx International Corp. and Tecnogen S.C.p.A and a Securities Purchase Agreement between ViRexx Medical Corp. and Defiante Farmaceutica Lda., Subsidiaries of Sigma Tau of Rome, Italy.

On November 3, 2006, ViRexx through its wholly owned Irish subsidiary, ViRexx International Corp., entered into a Licensing and Supply Agreement and a Securities Purchase Agreement with Defiante Farmaceutica, Lda., a subsidiary of Sigma Tau of Rome, Italy. ViRexx International Corp signed Manufacturing and Supply Agreement with Tecnogen S.C.p.A, also a subsidiaries of Sigma Tau of Rome, Italy, for the manufacturing, licensing and distribution of OvaRex® MAb in the Company’s remaining unlicensed European territories, which include the U.K., Ireland, France, Sweden, Finland and other countries. Pursuant to the agreements, Defiante’s and ViRexx’s existing European licensing partners were to market and distribute the product throughout most of Europe and the Middle East. The Manufacturing and Supply Agreement was ratified by Tecnogen’s Board of Directors when they met in January 2007. Tecnogen was to manufacture and supply OvaRex® MAb for all of ViRexx’s European licensing partners.

The agreement results in a net effective royalty of approximately 25% to ViRexx International Corp. on net sales of OvaRex® MAb in the European and Middle Eastern countries. Under the terms of the agreements, Defiante will purchase up to approximately CDN$6.5 million in newly issued shares of ViRexx. As the initial milestone Defiante purchased 1,818,182 units of ViRexx at a price of CDN$1.10 per unit, for proceeds of CDN$2.0 million. Each unit consists of one common share and one non-transferable common share purchase warrant. Each warrant entitles Defiante to purchase one common share of ViRexx at a price of CDN$1.25 for a period of 24 months. Other milestones include share purchases (at an average trading price of shares on the American Stock Exchange over the previous 15 trading days prior to the date of milestone achievement):

▪ In aggregate of U.S. $750,000 upon filing of an application for regulatory approval of OvaRex® MAb with the European Medicines Agency.

▪ In aggregate of U.S. $750,000 upon 60 days following granting of regulatory approval of OvaRex® MAb in France and the UK.

▪ In aggregate of U.S. $2,500,000 upon first commercial sale of OvaRex® MAb in France or the U.K., whichever is earlier.

6. Distribution Agreement dated June 8, 2004 entered into by and between AltaRex Medical Corp and Dompé International S.A., a company incorporated under the laws of Switzerland.

On June 8, 2004, ViRexx through its wholly owned subsidiary, AltaRex Medical Corp., entered into a Distribution Agreement with Dompé International S.A.(“Dompé”) to appoint Dompé as ViRexx’s exclusive distributor during the Term (as defined below) of this agreement for the purpose of selling and distributing OvaRex® MAb in the following European territories: Ukraine, Belarus, Hungary, Poland, Czech Republic, Italy, Republic of San Marino and Vatican City, Yugoslavia, Lithuania, Estonia and Latvia.

Under the terms of the agreements, Dompé agreed to purchase certain specified minimum quantities of OvaRex® MAb subject to AltaRex filing its market Authorization Application with the European Agency for the Evaluation of Medicinal Products, or upon AltaRex obtaining approval of such application, whichever occurs first; Dompé further agreed to purchase during the intervals covered by the agreement certain quantities of OvaRex® MAb depending on the country of distribution. The agreement shall be effective from the date of the agreement and thereafter the agreement shall remain in effect for periods commencing from the beginning of the first Marketing Year for each country and ending on the eleventh anniversary form the beginning of the first Marketing Year (as defined in the Agreement) for each country, unless terminated under the terms of the agreement (the “Term”).

D. Exchange controls

We are aware of no governmental laws, decrees or regulations, including foreign exchange controls in Canada that restrict the export or import of capital or that affect the remittance of dividends, interest or other payments to non-resident holders of our securities. Any such remittances to U.S. residents, however, are subject to a withholding tax. Withholding tax is paid pursuant to the Income Tax Act of Canada but the rate is resolved pursuant to The Canada – U.S. Income Tax Convention (1980), as amended.

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

This summary is of a general nature only and is not intended to be, and should not be construed to be, legal or tax advice to any investor and no representation with respect to the tax consequences to any particular investor is made. This summary does not address any aspect of any provincial, state or local tax laws or the laws of any jurisdiction other than Canada. Accordingly, investors are encouraged to consult with their own tax advisors for advice with respect to the income tax consequences to them having regard to their own particular circumstances.

A non-Canadian investor will be subject to a 25% withholding tax under the Tax Act on the gross amount paid or credited or deemed to be paid or credited as, on account or in lieu of payment of, or in satisfaction of dividends to the investor on a Common Share. The rate of withholding tax may be reduced under the provisions of a relevant international tax treaty to which Canada is a party. For example, pursuant to the Canada-United States Income Tax Convention (1980), as amended (the “Treaty”), the rate of withholding tax on dividends paid or credited or deemed to be paid or credited on a Common Share beneficially owned by a resident of the U.S. for the purposes of the Treaty will generally be reduced to 15%. However, where such beneficial owner is a company resident in the U.S. who owns at least 10% of the voting stock of ViRexx, the rate of such withholding is reduced to 5% and may be similarly reduced in certain other circumstances if proposed amendments to the Treaty are ratified.

Non-Canadian investors should not be subject to tax under the Tax Act in respect of a disposition of their Common Shares unless the non-Canadian investor’s Common Shares constitute “taxable Canadian property” under the Tax Act. Generally, Common Shares will not constitute taxable Canadian property to a non-Canadian investor unless (i) that person, either alone or together with persons with whom the non-Canadian investor does not deal at arm’s length for purposes of the Tax Act, owns, or, at any time in the 60 month period prior to the disposition has owned, 25% or more of any class of the issued and outstanding shares of ViRexx or an interest in or option in respect of such shares, or (ii) the non-Canadian investor acquired the Common Shares in certain tax-deferred exchanges for property which was taxable Canadian property.  A disposition or deemed disposition of a Common Share by a non-Canadian investor whose Common Share constitutes taxable Canadian property will give rise to a capital gain (or capital loss). Any capital gain realized as a result of such disposition or deemed disposition will be subject to Canadian tax. However, under the Treaty, such gains will generally be exempt from Canadian tax where the non-Canadian investor disposing of such Common Shares is a resident of the U.S. for the purposes of the Treaty.

U.S. Tax Considerations

Material United States Federal Income Tax Consequences

The following is a general discussion of material U.S. federal income tax consequences, under current law, generally applicable to a U.S. Holder (as defined below) of our common shares. This discussion does not address all potentially relevant federal income tax matters and it does not address consequences peculiar to persons subject to special provisions of federal income tax law, such as those described below as excluded from the definition of a U.S. Holder. In addition, this discussion does not cover any state, local or foreign tax consequences. See “Certain Canadian Tax Considerations” above.

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

This discussion is of a general nature only and is not exhaustive of all U.S. federal income tax implications, and it is not intended to be, nor should it be construed to be, legal or tax advice to any particular holder or prospective holder of ViRexx’s common shares and no opinion or representation with respect to the United States federal income tax consequences to any such holder or prospective holders is made. Accordingly, holders and prospective holders of ViRexx’s common shares are encouraged to consult their own tax advisors about the federal, state, local, and foreign tax consequences of purchasing, owning and disposing of ViRexx’s common shares.
U.S. Holders

As used herein, a “U.S. Holder” means a holder of ViRexx’s common shares who is a U.S. citizen or individual income tax resident of the U.S. under U.S. domestic law and the Convention a corporation created or organized in or under the laws of the U.S. or of any political subdivision thereof an estate the income of which is includable in gross income for U.S. federal income tax purposes regardless of its source or a trust if a U.S. court is able to exercise primary supervision over the trust’s administration and one or more U.S. persons have authority to control all substantial decisions of such trust. This summary does not address the tax consequences to, and a U.S. Holder does not include, persons subject to special provisions of federal income tax law, including but not limited to tax-exempt organizations, qualified retirement plans, individual retirement accounts and other tax-deferred accounts, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals, persons or entities that have a “functional currency” other than the U.S. dollar, shareholders who hold common stock as part of a “straddle”, hedging or a conversion transaction and shareholders who acquired their stock through the exercise of employee stock options or otherwise as compensation for service. This discussion is limited to U.S. Holders who hold the common shares as capital assets and who hold the common shares directly (e.g., not through an intermediate entity such as a corporation, partnership, LLC or trust). This discussion does not address the consequences to a person or entity holding an interest in a U.S. Holder or the consequence to a person of the ownership, exercise or disposition of any warrants, options or other rights to acquire common shares.

Distributions on Common Shares

U.S. Holders receiving dividend distributions with respect to ViRexx’s common shares are required to include in gross income for U.S. federal income tax purposes the gross amount of such distributions (including any Canadian tax withheld) equal to the U.S. dollar value of each dividend on the date of receipt (based on the exchange rate on such date) to the extent that ViRexx has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions. It should be noted that as used in this discussion of U.S. Federal Income Tax Consequences, the term “earnings and profits” refers to ViRexx’s earnings and profits as determined under the Code and the term “dividend” refers to corporate distributions taxable as dividends for U.S. federal income tax purposes. Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder’s U.S. federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder’s U.S. federal taxable income by those who itemize deductions. (See more detailed discussion at “Foreign Tax Credit” below.) To the extent that distributions exceed current or accumulated earnings and profits of ViRexx, they will be treated first as a return of capital up to the U.S. Holder’s adjusted basis in the common shares and thereafter as gain from the sale or exchange of the common shares. Preferential tax rates for long-term capital gains are applicable to a U.S. Holder that is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for a U.S. Holder that is a corporation. Dividends paid on our common shares generally will not be eligible for the dividends received deduction provided to corporations receiving dividends from certain U.S. corporations.

In the case of foreign currency received as a dividend that is not converted by the recipient into U.S. dollars on the date of the receipt, a U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Generally, any gain or loss recognized upon a subsequent sale or other disposition of the foreign currency, including an exchange for U.S. dollars, will be ordinary income or loss. Under Treasury Regulations, dividends paid on our common shares, if any, generally will not be subject to backup withholding tax (at a 28% rate) if the paying agent is furnished with a duly completed and signed Form W-9 or certain other circumstances apply. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a refund or a credit against the U.S. Holder’s U.S. federal income tax liability, provided the required information is furnished to the IRS.

Foreign Tax Credit

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of our common shares may be entitled, at the option of the U.S. Holder, to either a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces U.S. federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer’s income subject to tax. This election is made on a year-by-year basis and generally applies to all foreign taxes paid by (or withheld from) the U.S. Holder during that year.

The operation of the foreign tax credit for any particular U.S. Holder will be dependent on his or its particular situation. There are significant and complex limitations that apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder’s U.S. income tax liability that the U.S. Holder’s foreign source income bears to his, her or its worldwide taxable income. In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. In addition, this limitation is calculated separately with respect to specific classes of income such as “passive income,” “high withholding tax interest,” “financial services income,” “shipping income,” and certain other classifications of income. Dividends distributed by us will generally constitute “passive income” or, in the case of certain U.S. Holders, “financial services income” for these purposes.

Disposition of Common Shares

A U.S. Holder will recognize gain or loss upon the sale or other disposition of common shares equal to the difference, if any, between (i) the amount of cash and the fair market value of any property received, and (ii) the shareholder’s tax basis in our common shares. Preferential tax rates apply to long-term capital gains of U.S. Holders that are individuals, estates or trusts. At present, there are no preferential tax rates applicable to U.S. Holders that are corporations. This gain or loss generally will be capital gain or loss if the common shares are a capital asset in the hands of the U.S. Holder, which will be a long-term capital gain or loss if the common shares of ViRexx are held for more than one year. Deductions for net capital losses may be carried over to be used in later tax years until such net capital loss is thereby exhausted. For U.S. Holders that are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years from the loss year and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

Other Considerations

In the following circumstances, the above sections of this discussion may not describe the U.S. federal income tax consequences resulting from the holding and disposition of common shares.

As used herein a “U.S. Person” means a citizen or income tax resident of the U.S. as determined under U.S. domestic law.

Foreign Personal Holding Company

If at any time during a taxable year more than 50 percent of the total combined voting power or the total value of ViRexx’s outstanding shares is owned, directly or indirectly (including through attribution) by five or fewer U.S. Persons who are individuals and 60 percent or more of ViRexx’s gross income for such year was derived from certain passive sources (e.g., dividends, interest, rents, royalties, etc.), ViRexx is a “foreign personal holding company” (“FPHC”). (The 60 percent test is reduced to 50 percent after the first tax year that the entity is a FPHC.) In that event, U.S. Holders would be required to include in gross income for such year their allocable portions of ViRexx’s undistributed income.

Foreign Investment Corporation

If 50 percent or more of the combined voting power or total value of all classes of the Corporation’s stock is held, directly or indirectly (including through attribution) by U.S. Persons, the Corporation is found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, and certain other conditions are met, it is possible that the Corporation may be treated as a “foreign investment company” as defined in Section 1246 of the Code. This characterization causes all or part of any gain realized by a U.S. Holder selling or exchanging common shares to be treated as ordinary income rather than capital gain.

Passive Foreign Investment Company

U.S. shareholders holding stock in ViRexx may, with respect to a particular tax year, become subject to the passive foreign investment company (“PFIC”) rules set forth in the Code. ViRexx would be a PFIC for any taxable year in which: (1) it derives at least 75% of its gross income from passive sources or (2) the average percentage of assets held producing passive income is at least 50% (generally determined using asset value).  Passive income, for this purpose, includes certain dividends, interest, rents, and royalties. A foreign corporation engaged primarily in an active business could become a PFIC for a particular year or years where, for example, it receives a new infusion of investor capital which it temporarily invests in high-yield instruments such as stocks and bonds.

A U.S. person who owns, directly or indirectly through a corporation, partnership, estate, or trust, stock in a PFIC may report its allocable share of PFIC income under one of three alternative regimes.

The first regime allows for deferral of U.S. federal income taxation but imposes an interest charge on the U.S. shareholders when the tax becomes due. This regime taxes an owner of stock in a PFIC upon receipt of “excess distributions” which include (i) gains recognized on the sale or deemed disposition of PFIC stock, and (ii) distributions made by the PFIC to the extent that the total distributions received for the tax year exceeds 125% of the average actual distributions received in the preceding three years. An excess distribution is allocated ratably to each day in the shareholder’s holding period for the stock with amounts allocated to the current year (and the pre-PFIC holding period, if any) being included in gross income as ordinary income. Amounts allocated to the PFIC period (other than the current year) are subject to tax at the highest U.S. income tax rate plus an interest charge to offset the benefit of tax deferral.  Distributions from ViRexx to U.S. shareholders are further subject to applicable income tax treaty rules contained in the U.S.-Canada Income Tax Treaty which may reduce withholding rates.

Under the second regime, a U.S. shareholder may elect to include annually in gross income its pro rata share of the PFIC’s ordinary earnings and net capital gain, regardless of whether such income or gain was actually distributed. The U.S. shareholder must make a timely election under section 1295 of the Code to treat the PFIC as a qualified electing fund (“QEF”) with respect to such shareholder’s interest therein.  A QEF election is of no consequence, however, unless the PFIC provides the IRS with certain information.  Under certain circumstances, a U.S. shareholder who has made a valid QEF election may defer the payment of U.S. federal income tax on such QEF income inclusions but will incur an interest charge on the amount of deferred taxes

The third regime is available only when the stock of the PFIC is marketable stock (i.e. stock that is regularly traded on certain exchanges) Subject to certain limitations, U.S. shareholders owning (actually or constructively) marketable stock in a PFIC will be permitted to elect to mark that stock to market annually and will be required to recognize gains or losses in the amount of the difference between the fair market value of the stock and its adjusted basis. Amounts included in or deducted from income under this alternative (and actual gains and certain losses realized upon disposition, subject to applicable limitations) will be treated as ordinary gains or losses.

Controlled Foreign Corporation

If more than 50 percent of the voting power of all classes of stock or the total value of the stock of the Corporation is owned, directly or indirectly (including through attribution) by U.S. Persons, each of whom own 10 percent or more of the total combined voting power of all classes of stock of the Corporation (“United States Shareholder”), the Corporation is a “controlled foreign corporation” under the Code. This classification has many complex consequences, one of which is the inclusion of certain income of a CFC in the U.S. Shareholders’ income on a current basis, regardless of distributions. Such U.S. Shareholders are generally treated as having received a current distribution out of the CFC’s Subpart F income (generally, passive income and certain income generated by transactions between related parties) and are also subject to current U.S. tax on their pro rata shares of the CFC’s earnings invested in U.S. property. In certain circumstances, a foreign tax credit may apply to reduce the U.S. tax on these amounts. In addition, under Section 1248 of the Code, gain from the sale or exchange of stock by a holder of common shares who is or was a U.S. Shareholder at any time during the five year period ending with the sale or exchange may be treated as ordinary dividend income to the extent of earnings and profits of the Corporation attributable to the stock sold or exchanged. If a foreign corporation is both a PFIC and a CFC, the foreign corporation generally will not be treated as a PFIC with respect to U.S. shareholders of the CFC.

F. Dividends and paying agents

Not applicable.

G. Statement by experts

Not applicable.

H. Documents on display

Documents concerning us that are referred to in this document may be inspected at the office of our solicitors at 1500 Manulife Place, 10180 - 101 Street, Edmonton, Alberta, Canada, T5J 4K1.

In addition, we will file annual reports and other information with the Securities and Exchange Commission. We will file annual reports on Form 20-F and submit other information under cover of Form 6-K. As a foreign private issuer, we are exempt from the proxy requirements of Section 14 of the Exchange Act and our officers, directors and principal shareholders will be exempt from the insider short-swing disclosure and profit recovery rules of Section 16 of the Exchange Act. Annual reports and other information we file with the Commission may be inspected at the public reference facilities maintained by the Commission at Room 1024, 100 F. Street, N.E., Washington, D.C. 20549, and at its regional offices located at 233 Broadway, New York, New York 10279 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and copies of all or any part thereof may be obtained from such offices upon payment of the prescribed fees. You may call the Commission at 1-800-SEC-0330 for further information on the operation of the public reference rooms and you can request copies of the documents upon payment of a duplicating fee by writing to the Commission. In addition, the Commission maintains a web site that contains reports and other information regarding registrants (including us) that file electronically with the Commission which can be assessed at http://www.sec.gov.

I. Subsidiary Information

Not applicable.

ENFORCEABILITY OF CIVIL LIABILITIES

We are a public company incorporated under the laws of the Province of Alberta, Canada. A majority of our directors and executive officers are residents of countries other than the U.S.. Furthermore, all or a substantial portion of their assets and our assets are located outside the U.S.. As a result, it may not be possible for you to:

•	effect service of process within the U.S. upon any of our directors and executive officers or on us; or

•
enforce in U.S. courts judgments obtained against any of our directors and executive officers or us in the U.S. courts in any action, including actions under the civil liability provisions of U.S. securities laws;

•
enforce in U.S. courts judgments obtained against any of our directors and senior management or us in courts of jurisdictions outside the U.S. in any action, including actions under the civil liability provisions of U.S. securities laws; or

•	to bring an original action in a Canadian court to enforce liabilities against any of our directors and executive officers or us based upon U.S. securities laws.

You may also have difficulties enforcing in courts outside the U.S. judgments obtained in the U.S. courts against any of our directors and executive officers or us, including actions under the civil liability provisions of the U.S. securities laws.

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

(a) Evaluation of Disclosure Controls and Procedures

It is the conclusion of the Company's Chief Executive Officer and Chief Financial Officer that the Company's disclosure controls and procedures (as defined in Exchange Act rules 13a-15(e) and 15d-15(e)), based on their evaluation of these controls and procedures as of the end of the period covered by this Annual Report, are effective in ensuring that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms, and that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the Company’s management, including its Chief Executive Officer and Chief Financial Officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

 (b) Management’s annual report on internal control over financial reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. As defined in Exchange Act Rule 13a-15(f), internal control over financial reporting is a process designed by, or under the supervision of, the Company’s Chief Executive Officer and Chief Financial Officer and effected by the board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.

Management, including the Company’s Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2007. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on this assessment, management believes that, as of December 31, 2007, the Company’s internal control over financial reporting was effective based on those criteria.

(c) Attestation report of the register public accounting firms

This annual report does not include an attestation report of the Company’s independent registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s independent registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management’s report in this annual report.  The Company is a Foreign Private Issuer and Non-accelerated Filer, therefore an attestation report of the Company’s independent registered public accounting firm is not currently required.

 (d) Changes in Internal Controls over Financial Reporting

There were no changes in the Company's internal controls over financial reporting that occurred during the period that is covered by this annual report that have materially affected, or are reasonably likely to materially affect, these controls.

Item 16.  [Reserved]

Item 16A. Audit Committee Financial Expert

As an Alberta corporation with operations principally outside of the U.S., ViRexx is considered a “foreign private issuer” for the purposes of filings with the Securities and Exchange Commission (“SEC”) and with any stock exchange in the U.S.. Under applicable SEC regulations, an issuer must disclose if it has an “audit committee financial expert” on its audit committee if it is required to have such an expert by the listing rules applicable to it. ViRexx is presently listed on the AMEX and accordingly, ViRexx is presently subject to the audit committee financial expert requirement.

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

Item 16C. Principal Accountant Fees and Services

The following table represents aggregate fees billed to the Company for fiscal years ended December 31, 2007 and December 31, 2006 by PricewaterhouseCoopers LLP and Deloitte & Touche LLP, the Company’s principal accounting firms for the 2007.

Accountant Fees and Services	2007		2006
Audit Fees		$187,312		$142,481
Audit Related Fees	$	Nil	$	Nil
Tax Fees		$25,200		$44,575
All Other Fees	$	Nil		17,954
		$212,512		$205,010

Audit Fees. The audit fees for the years ended December 31, 2007 and 2006, respectively, were paid for professional services rendered for the audits of our consolidated financial statements, quarterly reviews, consents, and assistance with review of documents filed with the SEC.

Tax Fees. Tax fees for the years ended December 31, 2007 and 2006, respectively, were paid for services related to tax compliance, including the preparation of tax returns and tax planning and tax advice.

Other Fees. The Company did not incur any other fees for the year ended December 31, 2007.  For the year ended December 31, 2006, other fees represent allowable services performed by the external auditor relating to the scoping of Canadian Securities Administrators National Instrument 52-109.

The Audit Committee of our Board of Directors chooses and engages our independent auditors to audit our financial statements. In 2006, our Board of Directors also adopted a policy requiring management to obtain the audit committee’s approval before engaging our independent auditors to provide any other audit or permitted non-audit services to us. This policy, which is designed to assure you that such engagements do not impair the independence of our auditors, requires the audit committee to pre-approve audit and non-audit services that may be performed by our auditors.

Item 16D. Exemption from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

For the fiscal year ended December 31, 2007.

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

Item 19. Exhibits

The list of exhibits is included following the signature page hereto, beginning on page 92.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

VIREXX MEDICAL CORP.

By:	Darrell Elliott
Name: Darrell Elliott Title: Interim Chief Executive Officer

Date: March 31, 2008

By:	Brent Johnston
Name: Brent Johnston Title: Acting Chief Financial Officer

Date: March 31, 2008

I-1

ANNUAL REPORT ON FORM 20-F

EXHIBIT INDEX

Exhibit No.	Description of Document
1.1	Articles of Amalgamation of ViRexx Medical Corp. (1)
1.2	Bylaw No. 1 of ViRexx Medical Corp. (1)
2.1	Form of Warrant dated February 15, 2006. (4)
2.2	Form of Warrant dated April 7, 2006. (4)
2.3	Form of Warrant dated September of 2006. (4)
4.1+	Employment Agreement dated February 1, 2005 between ViRexx Medical Corp. and Macaraig Canton. (1)
4.2	Confidentiality Agreement dated February 1, 2005 between ViRexx Medical Corp. and Macaraig Canton. (1)
4.3+	Amendment dated December 15, 2006, to Employment Agreement between ViRexx Medical Corp. and Macaraig Canton. (4)
4.4+	Employment Agreement dated November 1, 2005 between ViRexx Medical Corp. and Dr. Lorne Tyrrell. (2)
4.5	Confidentiality Agreement dated November 1, 2005 between ViRexx Medical Corp. and Dr. Lorne Tyrrell. (2)
4.6+	Amendment dated December 15, 2006, to Employment Agreement between ViRexx Medical Corp. and Dr. Lorne Tyrrell. (4)
4.7	Employment Agreement dated April of 2006 between ViRexx Medical Corp. and Scott Langille. (4)
4.8+	Amendment dated December 15, 2006, to Employment Agreement between ViRexx Medical Corp. and Scott Langille. (4)
4.9+	Amendment dated December 18, 2006, to Employment Agreement between ViRexx Medical Corp. and Scott Langille (4)
4.10+	Employment Agreement dated January 1, 2004 between ViRexx Medical Corp. and Dr. Andrew Stevens. (2)
4.11	Confidentiality Agreement dated January 1, 2004 between ViRexx Medical Corp. and Dr. Andrew Stevens. (2)
4.12+	Amendment dated January 1, 2007, to Employment Agreement between ViRexx Medical Corp. and Dr. Andrew Stevens. *
4.13+	Employment Agreement dated April 5, 2004 between ViRexx Medical Corp. and Dr. Irwin Griffith. (2)
4.14	Confidentiality Agreement dated April 6, 2004 between ViRexx Medical Corp. and Dr. Irwin Griffith. (2)
4.15+	Amendment dated January 1, 2007, to Employment Agreement between ViRexx Medical Corp. and Dr. Irwin Griffith. *
4.16+	Employment Agreement dated January 1, 2004 between ViRexx Medical Corp. and Dr. Rajan George. (2)
4.17	Confidentiality Agreement dated January 1, 2004 between ViRexx Medical Corp. and Dr. Rajan George. (2)
4.18+	Amendment dated January 1, 2007, to Employment Agreement between ViRexx Medical Corp. and Dr. Rajan George. *
4.19+	Employment and Confidentiality Agreement dated November 1, 2007 between ViRexx Medical Corp. and Mr. Brent Johnston. *
4.20+	Employment and Confidentiality Agreement dated January 1, 2007 between ViRexx Medical Corp. and Dr. Hubert Eng. *
4.21+	Consulting Agreement dated June 1, 2007 between ViRexx Medical Corp. and Dr. Richard Ascione. *
4.22+	Consulting Agreement dated September 21, 2007 between ViRexx Medical Corp. and Isuma Strategies Inc. *
4.23+	Consulting Agreement dated September 23, 2007 between ViRexx Medical Corp. and Gemini Partners Corporate Finance C.C. *
4.24+	Consulting Agreement dated December 4, 2007 between ViRexx Medical Corp. and Dr. Joseph G. Zendegui. *
4.25	Exclusive License Agreement between Unither Pharmaceuticals, Inc. and AltaRex Corp. dated April 17, 2002. (1)
4.26	First Amendment to the License Agreement between Unither Pharmaceuticals, Inc. and AltaRex Corp. dated August 6, 2003. (2)
4.27	Termination of Exclusive License Agreement between Unither Pharmaceuticals, Inc. and AltaRex Corp. dated April 17, 2002. *
4.30	Subscription Agreement dated April 7, 2006. (4)
4.31	Subscription Agreement dated April 18, 2006. (4)
4.32	Subscription Agreement dated February 15, 2006. (4)
8.1	List of Subsidiaries of ViRexx Medical Corp. (4)
12.1	Certification by Chief Executive Officer required by Rule 13a-14(a) or Rule 15d-14(a) of the Exchange Act. *

I-2

ANNUAL REPORT ON FORM 20-F

EXHIBIT INDEX CONTINUED

Exhibit No.	Description of Document
12.2	Certification by Chief Financial Officer required by Rule 13a-14(a) or Rule 15d-14(a) of the Exchange Act. *
13.1	Certification by Chief Executive Officer and Chief Financial Officer required by Rule 13a-14(b) or Rule 15d-14(b) of the Exchange Act and Section 1350 of Chapter 63 of Title 18 of the U.S. Code. *

*	Filed herewith.
+	Compensatory plan or arrangement.
(1)	Incorporated by reference to ViRexx Medical Corp.’s Registration Statement filed with the SEC on Form 20-F on August 12, 2005. (File No. 000-32608)
(2)	Incorporated by reference to ViRexx Medical Corp.’s amended Registration Statement filed with the SEC on Form 20-F/A on November 28, 2005. (File No. 000-32608)
(2)	Incorporated by reference to ViRexx Medical Corp.’s amended Registration Statement filed with the SEC on Form 20-F/A on December 16, 2005. (File No. 000-32608)
(3)	Incorporated by reference to ViRexx Medical Corp.’s Annual Report filed with the SEC on Form 20-F on May 19, 2006 (File No. 000-32608)
(4)	Incorporated by reference to ViRexx Medical Corp.’s Annual Report filed with the SEC on Form 20-F on May 15, 2007 (File No. 000-32608)

ViRexx Medical Corp.
(a development stage company)
Consolidated Financial Statements
December 31, 2007 and 2006
(expressed in Canadian dollars)

Report of Independent Registered Chartered Accountants

To the Board of Directors and Shareholders of
ViRexx Medical Corp.

We have audited the consolidated balance sheet of ViRexx Medical Corp. (a development stage company) as at December 31, 2007 and the related consolidated statements of loss and comprehensive loss, shareholders’ equity and cash flows for the year ended December 31, 2007 and for the period from
October 30, 2000 (date of incorporation) to December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of ViRexx Medical Corp. as at December 31, 2007 and the results of its operations and its cash flows for the year then ended and for the period from October 30, 2000 (date of incorporation) to
December 31, 2007 in accordance with Canadian generally accepted accounting principles.

The consolidated financial statements of the Company as at December 31, 2006 and for each of the years in the two-year period ended December 31, 2006 and for the period from October 30, 2000 (date of incorporation) to December 31, 2006 were audited by other auditors whose report, dated March 9, 2007, expressed an unqualified opinion on those financial statements and included Comments by Auditors for
U.S. Readers on Canada - U.S. Reporting Difference relating to going concern uncertainty.

The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

/s/ Deloitte & Touche LLP

Independent Registered Chartered Accountants
Edmonton, Alberta, Canada
January 31, 2008

Comments by Independent Registered Chartered Accountants on
Canada – United States of America Reporting Differences

The standards of the Public Company Accounting Oversight Board (United States) require the addition of an explanatory paragraph when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in
Note 1 to the consolidated financial statements or when there are changes in accounting principles that have a material effect on the comparability of the Company’s financial statements, such as changes in accounting principles that have been implemented in the financial statements, as described in Note 3 to the consolidated financial statements. Although we conducted our audit in accordance with both
Canadian generally accepted accounting standards and the standards of the Public Company Accounting
Oversight Board (United States), our report to the Board of Directors and Shareholders, dated January 31,
2008, is expressed in accordance with Canadian reporting standards which do not permit a reference to such going concern conditions and events or such changes in accounting principles in the auditors’ report when these are properly accounted for and adequately disclosed in the financial statements.

/s/ Deloitte & Touche LLP

Independent Registered Chartered Accountants
Edmonton, Alberta, Canada
January 31, 2008

ViRexx Medical Corp.
(a development stage company)
Consilidated Balance Sheet

(expressed in Canadian dollars)

	December 31, 2007 $	December 31, 2006 $

Assets

Current assets
Cash and cash equivalents	2,533,105	405,354
Short-term investments	42,143	10,336,837
Prepaid expenses and deposits	139,641	168,502
Other current assets	75,572	194,476

	2,790,461	11,105,169
Property and equipment (note 6)	500,371	475,079
Acquired intellectual property (note 7)	-	27,369,445

	3,290,832	38,949,693

Liabilities

Current liabilities
Accounts payable and accrued liabilities (note 9)	2,103,372	1,591,095
Current portion of obligations under capital lease (note 10)	5,931	7,108

	2,109,303	1,598,203
Obligations under capital lease (note 10)	-	5,351
Future income taxes (note 11)	-	5,346,990

	2,109,303	6,950,544

Guarantees (note 12) Commitments and contingencies (notes 13 and 14)

Shareholders’ Equity

Common shares – no par value; unlimited shares authorized; 72,760,717 shares issued and outstanding	54,064,680	54,064,680
Contributed surplus	12,498,710	11,748,640
Deficit accumulated during development stage	(65,381,861)	(33,814,171)

	1,181,529	31,999,149

	3,290,832	38,949,693

The accompanying notes are an integral part of these consolidated financial statements.

Approved by the Board of Directors

"Darrell Elliott"                        "Douglas Gilpin"

Chairman and Director                    Director

ViRexx Medical Corp.
(a development stage company)
Consolidated Statement of Loss and Comprehensive Loss

(expressed in Canadian dollars)

	Years ended December 31,			Cumulative from October 30, 2000 To
				December 31,
	$2007	$2006	$2005	$2007

Revenue	-	-	-	-

Expenses
Research and development (note 17)	4,760,560	5,937,122	4,750,190	18,652,614
Corporate administration	4,947,487	4,976,837	3,650,282	17,533,788
Amortization	2,502,299	2,771,283	2,499,174	7,934,925

	12,210,346	13,685,242	10,899,646	44,121,327

Loss from operations	(12,210,346)	(13,685,242)	(10,899,646)	(44,121,327)

Other income (expenses)
Interest	212,004	400,201	218,504	965,934
Gain (loss) on disposal of property and equipment	-	878	-	(104,842)
Impairment of acquired intellectual property (note 7)	(24,991,344)	-	-	(24,991,344)
Gain (loss) on foreign exchange	75,006	(30,599)	(45,528)	(33,246)
Debenture interest	-	-	(95,201)	(272,960)
Other	-	-	3,731	19,055

	(24,704,334)	370,480	81,506	(24,417,403)

Loss before income taxes	(36,914,680)	(13,314,762)	(10,818,140)	(68,538,730)

Future income taxes recovery (expense) (note 11)	5,346,990	(4,178,613)	3,358,426	4,526,803

Net loss and comprehensive loss (note 3b)	(31,567,690)	(17,493,375)	(7,459,714)	(64,011,927)

Basic and diluted net loss per common share (note 19)	$(0.43)	$(0.25)	$(0.13)

Basic and diluted weighted average number of common shares	72,760,717	68,921,409	55,827,119

The accompanying notes are an integral part of these consolidated financial statements.

ViRexx Medical Corp.
(a development stage company)
Consolidated Statements of Shareholders’ Equity

(expressed in Canadian dollars)

	Common shares (note 18)
	Number #	Amount $	Equity component of debentures $	Contributed surplus (note 18) $	Deficit accumulated during development stage $	Total shareholders’ equity $

Balance – October 30, 2000	-	-	-	-	-	-
Shares issued on incorporation	200	259	-	-	-	259
Net loss	-	-	-	-	(177,397)	(177,397)

Balance – December 31, 2000	200	259	-	-	(177,397)	(177,138)
Issuance of common shares	16,617,283	1,153,081	-	-	-	1,153,081
Exercise of warrants	260,039	207,094	-	-	-	207,094
Share issue costs	-	(69,067)	-	-	-	(69,067)
Net loss	-	-	-	-	(1,011,957)	(1,011,957)

Balance – December 31, 2001	16,877,522	1,291,367	-	-	(1,189,354)	102,013
Shares issued on settlement of debt	682,686	218,460	-	-	-	218,460
Issuance of common shares	184,000	800,024	-	-	-	800,024
Exercise of warrants	1,869	1,428	-	-	-	1,428
Share issue costs	-	(7,749)	-	-	-	(7,749)
Issuance of convertible debentures	-	-	90,000	-	-	90,000
Amalgamation	(1,000,000)	-	-	-	-	-
Net loss	-	-	-	-	(1,260,472)	(1,260,472)

Balance – December 31, 2002	16,746,077	2,303,530	90,000	-	(2,449,826)	(56,296)
Shares issued under private placement	48,000	31,200	-	-	-	31,200
Exercise of stock options	300,000	126,600	-	-	-	126,600
Conversion of debentures	684,648	261,277	(30,882)	-	-	230,395
Amalgamation	(7,378,725)	-	-	-	(24,498)	(24,498)
Issuance of special warrants	5,200,000	2,881,060	-	205,150	-	3,086,210
Stock options issued to non-employees	-	-	-	85,000	-	85,000
Retroactive adjustment for stock-based compensation	-	-	-	734,773	(734,773)	-
Net loss	-	-	-	-	(1,383,562)	(1,383,562)

Balance – December 31, 2003	15,600,000	5,603,667	59,118	1,024,923	(4,592,659)	2,095,049
Shares issued through public offering	11,000,000	8,388,820	-	411,180	-	8,800,000
Shares issued as corporate finance fee	400,000	-	-	-	-	-
Exercise of warrants	5,500	5,500	-	-	-	5,500
Acquisition of AltaRex Medical Corp.	26,257,759	28,620,957	-	-	-	28,620,957
Exercise of stock options	13,218	15,727	-	(5,153)	-	10,574
Share issue costs	-	(879,688)	-	-	-	(879,688)
Fair value of stock options issued on the acquisition of AltaRex	-	-	-	1,815,378	-	1,815,378
Stock-based compensation	-	-	-	380,577	-	380,577
Net loss	-	-	-	-	(3,657,760)	(3,657,760)

Balance – December 31, 2004	53,276,477	41,754,983	59,118	3,626,905	(8,250,419)	37,190,587

		F-6

The accompanying notes are an integral part of these consolidated financial statements.

Balance – December 31, 2004	53,276,477	41,754,983	59,118	3,626,905	(8,250,419)	37,190,587
Repurchase of common shares	(2,056,900)	(1,645,113)	-	-	(610,663)	(2,255,776)
Exercise of stock options	225,218	267,413	-	(75,699)	-	191,714
Shares issued under private placement	4,035,665	2,970,316	-	1,065,349	-	4,035,665
Exercise of warrants	2,302,875	2,277,370	-	(294,495)	-	1,982,875
Conversion of debentures	561,100	591,281	-	-	-	591,281
Conversion and redemption of debentures	-	-	(59,118)	-	-	(59,118)
Share issue costs	99,010	(227,061)	-	-	-	(227,061)
Stock-based compensation	-	-	-	457,349	-	457,349
Net loss	-	-	-	-	(7,459,714)	(7,459,714)

Balance – December 31, 2005	58,443,445	45,989,189	-	4,779,409	(16,320,796)	34,447,802
Exercise of stock options	590,000	439,341	-	(143,340)	-	296,001
Shares issued under private placements	13,527,272	9,032,430	-	5,967,570	-	15,000,000
Issuance of common shares	200,000	148,000	-	-	-	148,000
Share issue costs	-	(1,544,280)	-	539,962	-	(1,004,318)
Stock-based compensation	-	-	-	605,039	-	605,039
Net loss	-	-	-	-	(17,493,375)	(17,493,375)

Balance – December 31, 2006	72,760,717	54,064,680	-	11,748,640	(33,814,171)	31,999,149
Stock-based compensation	-	-	-	750,070	-	750,070
Net loss and comprehensive loss	-	-	-	-	(31,567,690)	(31,567,690)

Balance – December 31, 2007	72,760,717	54,064,680	-	12,498,710	(65,381,861)	1,181,529

The accompanying notes are an integral part of these consolidated financial statements.

ViRexx Medical Corp.
(a development stage company)
Consolidated Statements of Cash Flows

(expressed in Canadian dollars)

	Years ended December 31,			Cumulative from October 30, 2000 to
				December 31,
	$2007	$2006	$2005	$2007

Cash provided by (used in)

Operating activities
Net loss	(31,567,690)	(17,493,375)	(7,459,714)	(64,011,927)
Items not affecting cash
Debenture interest	-	-	95,201	265,487
Amortization	2,502,299	2,771,283	2,499,174	7,934,925
Stock-based compensation (note 18)	750,070	605,039	457,349	2,404,335
Common shares issued to consultants for services rendered	-	148,000	-	148,000
Impairment of acquired intellectual property	24,991,344	-	-	25,233,970
(Gain) loss on disposal of property and equipment	-	(878)	-	104,842
Unrealized foreign exchange gain	-	-	(356)	(9,827)
Future income taxes	(5,346,990)	4,178,613	(3,358,426)	(4,526,803)
Change in non-cash working capital items (note 20)	660,042	764,215	215,670	1,815,518
Purchase of short-term investments (note 4d)	(2,385,157)	-	-	(2,385,157)
Redemption of short-term investments (note 4d)	12,679,851	-	-	12,679,851

	2,283,769	(9,027,103)	(7,551,102)	(20,346,786)

Financing activities
Repayment of obligations under capital lease	(6,528)	(1,755)	-	(8,283)
Issuance of common shares – net of share issue costs	-	14,291,683	5,983,193	33,066,639
Convertible debentures	-	-	(600,144)	84,856
Restricted cash	-	-	659,000	-
Repurchase of common shares	-	-	(2,255,776)	(2,255,776)

	(6,528)	14,289,928	3,786,273	30,887,436

Investing activities
Acquisition of property and equipment	(149,490)	(92,484)	(131,991)	(1,150,396)
Cash acquired on business acquisitions	-	-	-	3,729,561
Proceeds on sale of property and equipment	-	-	5,682	17,753
Expenditures on patents and trademarks	-	-	-	(267,626)
Purchase of short-term investments	-	(13,502,657)	(4,403,506)	(31,426,872)
Redemption of short-term investments	-	8,500,208	7,887,094	21,090,035

	(149,490)	(5,094,933)	3,357,279	(8,007,545)

Increase (decrease) in cash and cash equivalents	2,127,751	167,892	(407,550)	2,533,105

Cash and cash equivalents – Beginning of year	405,354	237,462	645,012	-

Cash and cash equivalents – End of year	2,533,105	405,354	237,462	2,533,105

Supplementary information (note 20)

The accompanying notes are an integral part of these consolidated financial statements.

ViRexx Medical Corp.
(a development stage company)
Notes to Consolidated Financial Statements

(expressed in Canadian dollars)

1	Going concern

These consolidated financial statements have been prepared using Canadian generally accepted accounting principles (“Canadian GAAP”) that are applicable to a going concern, which contemplates that ViRexx Medical Corp. (the “Company” or “ViRexx”) will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business. The use of these principles may not be appropriate because at December 31, 2007 there was substantial doubt that the Company will be able to continue as a going concern without raising additional financial resources.

The Company’s management is considering all financing alternatives and is immediately seeking to raise additional funds for operations from current stockholders and other potential investors. This disclosure is not an offer to sell, nor a solicitation of an offer to buy the Company’s securities. While the Company is striving to achieve the above plans, there is no assurance that such funding will be available or obtained on favorable terms.

These consolidated financial statements do not reflect adjustments in the carrying values of the Company’s assets and liabilities, expenses, and the balance sheet classification used, that would be necessary if the going concern assumption were not appropriate.  Such adjustments could be material.

The Company’s management believes sufficient financial resources exist to fund operations into the second quarter of 2008.

2	Nature of operations

ViRexx amalgamated under the Business Corporations Act (Alberta) and is a development-stage biotechnology company focused on the development of novel therapeutic products for the treatment of certain cancers and specified chronic viral infections.  The Company’s most advanced programs include drug candidates for the treatment of chronic hepatitis B and C, selected solid tumors and liver cancer.

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

On December 10, 2004, pursuant to a plan of arrangement, the Company acquired all of the outstanding shares of AltaRex Medical Corp. (“AltaRex”) by issuing one-half of one common share in exchange for each issued and outstanding common share of AltaRex.  Following the acquisition, the Company became listed on the Toronto Stock Exchange.

On December 23, 2005, the Company became listed on the American Stock Exchange.

3	Changes in accounting policies

Effective January 1, 2007, the Company adopted the following new accounting standards related to financial instruments that were issued by the Canadian Institute of Chartered Accountants (“CICA”) in 2005.  These accounting policy changes were adopted on a retroactive basis with no restatement of prior period consolidated financial statements.  The new standards and accounting policy changes are as follows:

ViRexx Medical Corp.
(a development stage company)
Notes to Consolidated Financial Statements

(expressed in Canadian dollars)

3       Changes in accounting policies (Continued)

o	Financial Instruments – Recognition and Measurement (CICA Handbook Section 3855)

Financial Instruments – Disclosure and Presentation (CICA Handbook Section 3861)

In accordance with these standards, the Company now classifies all financial instruments as held-to-maturity, available-for-sale, held-for-trading, loans and receivables or other liabilities.  Financial assets held-to-maturity, loans and receivables and financial liabilities other than those held-for-trading, are measured at amortized cost using the effective interest method.  Available-for-sale instruments are measured at fair value with unrealized gains and losses recognized in other comprehensive income (loss).  Instruments classified as held-for-trading are measured at fair value with unrealized gains and losses recognized in the consolidated statement of loss. Financial instruments of the Company consist of cash equivalents, short-term investments, other current assets, accounts payable and accrued liabilities and obligations under capital lease.  The fair value of these instruments approximates their carrying amount due to their immediate or short-term maturity.

The Company has made the following classifications:

•	Cash equivalents and short-term investments are classified as held-for-trading and are measured at fair value. Gains and losses related to periodic revaluation are recorded in net loss;

•	Other current assets are classified as loans and receivables and are initially measured at fair value and subsequently at amortized cost using the effective interest method; and

•
Accounts payable and accrued liabilities and obligations under capital lease are classified as other liabilities and are initially measured at fair value and subsequently at amortized cost using the effective interest method.

Derivative instruments are recorded at fair value unless exempted from derivative treatment as normal purchases and sales.  All changes in their fair value are recorded in income unless cash flow hedge accounting is used, in which case, changes in fair value are recorded in other comprehensive income (loss).  The Company has elected to apply this accounting treatment for embedded derivatives on transactions entered into after January 1, 2003, and the change in accounting policy did not have a material impact on the consolidated financial statements.

Transaction costs with respect to instruments not classified as held-for-trading are recognized as an adjustment to the cost of the underlying instruments, when they are recognized, and amortized using the effective interest method.  Transaction costs with respect to instruments classified as held-for-trading are expensed as incurred.

As at December 31, 2007, the impact on the consolidated balance sheet of measuring the financial assets and liabilities was $nil.

o	Comprehensive Income (CICA Handbook Section 1530)

Comprehensive income is the change in shareholders’ equity during a period from transactions and events from sources other than the Company’s shareholders.  In accordance with this new standard, the Company is required to report a consolidated statement of comprehensive loss and a new category, accumulated other comprehensive loss, and is required to be added to the shareholders’ equity section on the consolidated balance sheet.  The components of accumulated other comprehensive loss may include unrealized gains and losses on financial assets classified as available-for-sale, foreign currency gains and losses on the net investment in self-sustaining foreign operations and changes in fair market value of derivative instruments designated as cash flow hedges, all net of income taxes.  There were no such components to be recognized in other comprehensive loss at adoption on January 1, 2007 or for the year ended December 31, 2007.  As the Company has no items of other comprehensive loss, net loss is equivalent to comprehensive loss and the Company has not reported a separate statement of comprehensive loss.

ViRexx Medical Corp.
(a development stage company)
Notes to Consolidated Financial Statements

(expressed in Canadian dollars)

3       Changes in accounting policies (Continued)

o	Hedges (CICA Handbook Section 3865)

This standard specifies the criteria under which hedge accounting can be applied and how hedge accounting can be executed.  The Company does not have any hedging items so the implementation of this Section did not have a material impact on the Company’s consolidated financial statements.

o	Equity (CICA Handbook Section 3251)

In January 2005, the CICA issued a new Section to the CICA Handbook, Section 3251 “Equity” which became effective for the Company on January 1, 2007.  This Section establishes standards for the presentation of equity during a reporting period.  The implementation of this Section did not have a material impact on the Company’s consolidated financial statements.

o	Accounting Changes (CICA Handbook Section 1506)

Effective January 1, 2007, the Company adopted CICA Handbook Section 1506 "Accounting Changes" which establishes criteria for changing accounting policies, together with the accounting treatment and disclosure of changes in accounting policies and estimates, and correction of errors. Under the new standard, accounting changes should be applied retroactively unless otherwise permitted or where impracticable to determine. As well, voluntary changes in accounting policies are made only when required by a primary source of Canadian GAAP or the change results in more relevant and reliable information. The Company has determined that the application of this Section did not have any impact on the consolidated financial statements.

4	Summary of significant accounting policies

These consolidated financial statements have been prepared by management in accordance with Canadian GAAP which, with respect to the Company, does not differ materially from accounting principles generally accepted in the United States (“U.S. GAAP”), except as disclosed in note 24.  These consolidated financial statements have, in management’s opinion, been properly prepared within reasonable limits of materiality and within the framework of the accounting policies summarized below.

a)	Principles of consolidation

The financial statements of entities which are controlled by the Company through voting equity interests, referred to as subsidiaries, are consolidated.  Entities which are not controlled but over which the Company has the ability to exercise significant influence, are accounted for using the equity method.  Investments in other entities are accounted for using the cost method.  Variable interest entities (“VIEs”) are entities in which equity investors do not have the characteristics of a “controlling financial interest” or there is not sufficient equity at risk for the entity to finance its activities without additional subordinated financial support.  VIEs are consolidated by the Company when it is determined that it will, as the primary beneficiary, absorb the majority of the VIEs’ expected losses and/or expected residual returns.  The Company currently does not have any VIEs.

These consolidated financial statements include the accounts of the Company and all of its wholly owned subsidiaries: AltaRex Medical Corp., AltaRex U.S Corp. and ViRexx International Corp. Limited.  All inter company balances and transactions have been eliminated on consolidation.

ViRexx Medical Corp.
(a development stage company)
Notes to Consolidated Financial Statements

(expressed in Canadian dollars)

4       Summary of significant accounting policies (Continued)

b)	Use of Estimates

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that impact the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as at the date of the financial statements and the reported amounts of revenue and expense during the reporting period. Significant estimates are used for, but not limited to, provisions for the assessment of the recoverability of long-lived assets, accruals for contract manufacturing and research and development agreements, allocation of overhead expenses to research and development, stock-based compensation and, provisions for income taxes and contingencies.  Actual results could differ materially from those estimates.

c)	Cash and cash equivalents

The Company considers all highly liquid investments with a maturity of three months or less at the date of purchase to be cash or cash equivalents and are recorded at cost which is equivalent to fair value.  At December 31, 2007 and 2006 cash and cash equivalents consisted of cash on deposit with banks.

d)	Short-term investments

Short-term investments include securities and term deposits with an original maturity of greater than three months and less than twelve months. Short-term investments are classified as held-for-trading securities and are carried at fair value with gains and losses resulting from fair value adjustments recorded in net loss.  In 2006, short term investments were carried at cost (note 3a).  As short-term investments held in 2007 had maturities of less than 90 days, the cash flows associated with these investments have been classified as operating activities.

e)	Property and equipment

Property and equipment are stated at cost.  Amortization is calculated based on the estimated useful lives of the assets using the declining balance method at the following annual rates:

Laboratory equipment	20%
Office furniture and equipment	20%
Computer equipment	30%
Computer software	100%
Leasehold improvements are amortized on a straight-line basis over the lesser of term of the lease or the estimated useful lives of the assets.

f)	Leases

Leases entered into by the Company in which substantially all of the benefits and risks of ownership are transferred to the Company are recorded as capital leases and classified as property and equipment and obligations under capital lease. Obligations under capital lease reflect the present value of future lease payments, discounted at an appropriate interest rate, and are reduced by lease payments net of imputed interest. Assets under capital leases are amortized based on the estimated useful life of the asset. All other leases are classified as operating leases and leasing costs are expensed in the period in which they are incurred.

g)	Licenses and development agreements

Licenses represent the amount paid for the rights to use certain patents or agreements and are recorded at cost.  Amortization is provided for on a straight-line basis over the lesser of the term of the agreements and the useful life of the patents or agreements.

ViRexx Medical Corp.
(a development stage company)
Notes to Consolidated Financial Statements

(expressed in Canadian dollars)

4           Summary of significant accounting policies (Continued)

h)	Impairment of long-lived assets

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

j)	Government grants and investment tax credits

Government assistance is recognized when the expenditures that qualify for assistance are made and the Company has complied with the conditions for the receipt of government assistance.  Government assistance is applied to reduce the carrying amount of any assets acquired or to reduce eligible expenses incurred.  A liability to repay government assistance, if any, is recorded in the periods when the conditions arise that cause the assistance to become repayable.

k)	Research and development costs

Research costs are expensed as incurred and significant project development costs are capitalized in accordance with Canadian GAAP once the Company has determined that the commercialization criteria concerning the product or process have been met.  Amortization of these costs over their estimated useful life commences with the successful commercial production or use of the product or process.  Research and development costs include the following direct operating expenses: salaries and benefits, laboratory supplies, administration, occupancy and insurance, contracting, consulting and professional fees.

As at December 31, 2007 and 2006, no development costs have been capitalized.

l)	Foreign currency translation

Translation of transactions arising in foreign currencies are translated into Canadian dollars at rates of exchange at the time of such transactions.  Monetary assets and liabilities are translated at current rates of exchange and non-monetary items are translated at rates of exchange in effect when the assets were acquired or obligations incurred.  Foreign operations are considered financially and operationally integrated and are translated into Canadian dollars using the temporal method of translation. Gains or losses resulting from translation adjustments are included in the consolidated statement of loss.

m)	Income taxes

The Company follows the liability method of income tax allocation.  Under this method, future income taxes are recognized for the future income tax consequences attributable to differences between the carrying values of assets and liabilities and their respective income tax basis.  Future income tax assets and liabilities are measured using substantively enacted income tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled.  The effect on future income tax assets and liabilities of a change in rates is included in the consolidated statement of loss in the period that includes the date of substantive enactment.  Future income tax assets are recorded in the consolidated financial statements if, in the opinion of management, realization is considered to be more likely than not.

ViRexx Medical Corp.
(a development stage company)
Notes to Consolidated Financial Statements

(expressed in Canadian dollars)

4           Summary of significant accounting policies (Continued)

n)	Stock-based compensation

The Company grants stock options to officers, directors, employees and consultants pursuant to a stock option plan described in note 18.  Awards of stock options granted to employees, consultants, officers and directors are accounted for in accordance with the fair value method and result in compensation expense.  The expense is recognized in the consolidated statement of loss over the vesting period of the specific option.  The corresponding credit is recorded as contributed surplus.  Any consideration paid on the exercise of stock options is credited to share capital.  Forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

o)	Loss per share

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

5	Future accounting pronouncements

a)	Capital Disclosures (CICA Handbook Section 1535)

In November 2006, the CICA issued new Handbook Section 1535 "Capital Disclosures", effective for annual and interim periods beginning on or after October 1, 2007. This Section establishes standards for disclosing information about an entity's capital and how it is managed in order that a user of the financial statements may evaluate the entity's objectives, policies and processes for managing capital. This new Standard will not have a material effect on the Company's consolidated financial statements.  The following disclosure will be added to annual and interim reports beginning January 1, 2008:

The Company's objectives when managing capital are:

To safeguard the Company's ability to continue as a going concern, to continue to provide returns for shareholders and benefits for other stakeholders, and;

To provide an adequate return to shareholders commensurate with the level of risk associated with a development stage biotechnology company.

The Company sets the amount of capital in proportion to risk and manages the capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may adjust the number of shares issued, sell assets, enter into mergers and acquisitions, acquire debt or enter into some other form of financing facility.

Capital comprises all components of equity (i.e. common shares, contributed surplus, and deficit accumulated during development stage) other than amounts in accumulated other comprehensive income relating to cash flow hedges.

b)	Inventories (CICA Handbook Section 3031)

Effective January 1, 2008, the Company will be required to adopt CICA Section 3031 “Inventories”. This Section prescribes the measurement of inventory at the lower of cost and net realizable value. The cost of inventories shall comprise all costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition. This Section applies to interim and annual consolidated financial statements for fiscal years beginning on or after January 1, 2008. The Company plans to adopt this Section for its fiscal year beginning January 1, 2008 and it will not have a material effect on the Company's consolidated financial statements.

ViRexx Medical Corp.
(a development stage company)
Notes to Consolidated Financial Statements

(expressed in Canadian dollars)

5           Future accounting pronouncements (Continued)

c)	Financial Instruments: Disclosures (CICA Handbook Section 3862)/ Presentation (CICA Handbook Section 3863)

Effective January 1, 2008, the Company will be required to adopt two new CICA standards, Section 3862 “Financial Instruments – Disclosures” and Section 3863 “Financial Instruments – Presentation”, which will replace Section 3861 “Financial Instruments – Disclosure and Presentation”. The new Disclosure standard increases the emphasis on the risks associated with both recognized and unrecognized financial instruments and how these risks are managed. The new Presentation standard carries forward the former presentation requirements. The new financial instruments presentation and disclosure requirements were issued in December 2006. The Company plans to adopt these Sections for its fiscal year beginning January 1, 2008 and they will not have a material effect on the Company's consolidated financial statements.

d)	Convergence to International Financial Reporting Standards (“IFRS”)

In 2006, Canada's Accounting Standards Board ratified a strategic plan that will result in Canadian GAAP, as used by public entities, being converged with IFRS over a transitional period currently expected to be about five years. The precise timing of convergence will depend on an Accounting Standards Board progress review to be undertaken in 2008. The impact of this transition on the Company's consolidated financial statements has not yet been determined; however, management continues to monitor these regulatory developments.

6	Property and equipment

	2007
	Cost $	Accumulated amortization $	Net $
Laboratory equipment	622,442	269,181	353,261
Office furniture and equipment	121,524	60,047	61,477
Computer equipment and software	260,356	193,693	66,663
Leasehold improvements	36,469	17,499	18,970
	1,040,791	540,420	500,371

	2006
	Cost $	Accumulated amortization $	Net $

Laboratory equipment	489,347	208,344	281,003
Office furniture and equipment	116,874	45,356	71,518
Computer equipment and software	248,610	150,575	98,035
Leasehold improvements	36,469	11,946	24,523
	891,300	416,221	475,079

Amortization expense relating to property and equipment charged to current operations was $124,198 (2006 – $150,631; 2005 – $141,733)

ViRexx Medical Corp.
(a development stage company)
Notes to Consolidated Financial Statements

(expressed in Canadian dollars)

7	Acquired intellectual property

	2007 $	2006 $
Unither development agreement – net of accumulated amortization of $7,350,118 (2006 – $4,973,927)	24,980,404	27,356,595
Other licenses – net of accumulated amortization of $14,060 (2006 – $12,150)	10,940	12,850
Write-down due to impairment loss	(24,991,344)	-
	-	27,369,445

Amortization expense relating to intellectual property charged to operations was $2,378,101 (2006 - $2,620,652; 2005 - $2,357,441).

On December 5, 2007, the Company announced the results of two Phase III clinical trials of OvaRex® MAb for the treatment of advanced ovarian cancer.  The results showed that the studies failed to reach statistical significance.  These trials were conducted and based on acquired intellectual property and related agreements from AltaRex in December 2004.  The trials were conducted by ViRexx's licensing partner, Unither Pharmaceuticals, Inc. (“Unither”), a subsidiary of United Therapeutics Corporation.  The development agreements have been terminated and the Company is now in the process of final collection of data and records. The value of the Unither development agreement and other licenses was directly linked to expected future cash flows from these agreements.  Due to the failure of the clinical trials and the termination of the development agreement the ability to realize the expected future economic benefit from the acquired intellectual property is remote.  Therefore, the entire unamortized value of the acquired intellectual property has been recognized as an impairment loss in the consolidated statement of loss.

8	Related party transactions and balances

Related parties consist of certain directors and shareholders, companies owned or controlled by certain shareholders and professional firms in which certain directors, officers or shareholders have interests.  The following transactions were incurred in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

During the year, the Company incurred amounts totaling approximately $510,525 (2006 - $301,870; 2005 - $373,870) for legal services rendered by a firm in which a certain corporate officer is a partner.  The Company also paid $435,207 (2006 - $138,750; 2005 - $41,670) for consulting services rendered by directors of the Company.  At December 31, 2007 approximately $108,964 (2006 - $540) of amounts due to related parties are included in accounts payable and accrued liabilities.

ViRexx Medical Corp.
(a development stage company)
Notes to Consolidated Financial Statements

(expressed in Canadian dollars)

9	Accounts Payable and accrued liabilities

	$2007	$2006

Professional fees	1,022,777	385,745
Laboratory supplies and services	667,905	137,340
Salaries	272,920	692,176
Office and administration	107,770	178,834
Other	32,000	48,000
Clinical trial costs	-	149,000
	2,103,372	1,591,095
10	Obligations under capital lease

Total principal payments for the year ended December 31, 2007 were $6,528 (2006 - $1,755; 2005 - nil).  Future obligations under capital leases for 2008 are $6,159.

Total future minimum lease payments	$6,159
Less interest at 8.60%	228
Balance of obligations under capital lease	5,931
Less current portion	5,931
Long-term obligations under capital lease	$-

Interest expense during the year ended December 31, 2007 totaled $807 (2006 - $386; 2005 - nil).

11	Income taxes

The reconciliation of income taxes expense (recovery) attributable to operations using the statutory tax rate is as follows:

	$2007	$2006	$2005
Canadian statutory rates	32.12%	32.49%	33.62%
Expected recovery at the statutory rate	(11,819,183)	(4,342,861)	(3,637,058)
Unrecognized deductible temporary differences and tax losses	3,020,765	8,983,035	(129,368)
Non-taxable portion of gain and other items	(657,433)	(1,091,142)	-
Impact of substantively enacted rate changes	1,103,838	439,716	-
Impact of foreign jurisdiction enacted rate changes	2,967,165	99,867	-
Stock-based compensation and other non-deductible expenses	37,858	89,998	408,000
Future income taxes (recovery) expense	(5,346,990)	4,178,613	(3,358,426)

ViRexx Medical Corp.
(a development stage company)
Notes to Consolidated Financial Statements

(expressed in Canadian dollars)

11   Income taxes (Continued)

Significant components of the Company’s future tax balances are as follows:

	$2007	$2006
Future tax assets
Non-capital loss carry forwards	7,090,715	6,173,303
Irish trading losses	263,852	90,288
Research and development deductions and investment tax credits	3,555,450	2,534,944
Acquired intellectual property	561,955	-
Other assets	531,828	595,282
	12,003,800	9,393,817
Future tax liabilities
Acquired intellectual property	-	(5,757,772)
	12,003,800	3,636,045
Valuation allowance	(12,003,800)	(8,983,035)
Net future tax liability	-	(5,346,990)

At December 31, 2007, the Company had approximately $28,362,000 (2006 - $21,255,000) of Canadian non-capital loss carry forwards; $2,111,000 (2006 - $722,000) of Irish trading losses; $6,854,000 (2006 - $4,657,000) of Canadian scientific research and experimental development (“SR&ED”) expenditures; and, $1,841,000 (2006 - $1,184,000) of Canadian investment tax credits available to reduce taxable income in future years.  The benefit and realization of the Canadian non-capital loss carry forwards, Irish trading losses, Canadian SR&ED expenditures and Canadian investment tax credits is not considered more likely than not of being realized through the use of feasible tax planning strategies.  Therefore these benefits have not been recognized in these consolidated financial statements.  SR&ED expenditures and Irish trading losses may be carried forward indefinitely.  The Canadian non-capital loss carry forwards and investment tax credits expire as follows:

	Non-capital loss carry forwards $	Investment tax credits $
2008	334,000	-
2009	668,000	10,000
2010	929,000	1,000
2012	-	2,000
2013	1,357,000	19,000
2014	1,946,000	454,000
2015	6,259,000	620,000
2026	7,368,000	735,000
2027	9,501,000	-
	28,362,000	1,841,000

ViRexx Medical Corp.
(a development stage company)
Notes to Consolidated Financial Statements

(expressed in Canadian dollars)

12	Guarantees

The Company has agreements to indemnify its officers and directors for certain events or occurrences while the officer or director is or was serving at the Company's request in such capacity. The maximum potential amount of future payments is unlimited. However, the Company maintains director and officer liability insurance coverage that limits its exposure and enables the Company to recover a portion of any future amounts paid.

13	Commitments

At December 31, 2007, expected minimum lease payments in each of the next four years and in total, relating to the office and laboratory facility and clinical research, are as follows:

$
2008	130,816
2009	124,885
2010	115,885
2011	48,285
Thereafter	-
419,871

14	Contingencies

The Company received statements of claim from three former management employees relating to their termination of employment with the Company.  The former employees assert that they are entitled to additional pay, benefits and accelerated vesting of their stock options due to a change in control within the Company in 2007.  The collective total of these claims is $1,689,750.  ViRexx believes that these claims are without merit and intends to aggressively defend this position.  As the outcome is uncertain, no amount has been accrued in these consolidated financial statements.

15	Subsequent events

In February 2008, the Company proposed settlement of a claim for severance pay and wrongful dismissal filed by a former employee.  The settlement amount is accrued for in these consolidated financial statements.

Also, during February 2008 the Company has proposed a settlement to Clarus Securities Ltd. (“Clarus”) for damages for non-performance in regard to the cancellation of a $15,000,000 public offering.  The proposed settlement includes a cash payment and warrants.  The cash settlement amount has been accrued in these consolidated financial statements.  The issuance of the warrants will be recorded in the first quarter of 2008 once they are issued and the exercise price has been determined.

16	Government assistance and research and development projects

During the year ended December 31, 2007, the Company qualified for a non-repayable grant in the amount of $226,545 (2006 - $222,140; 2005 - $45,000) from the National Research Council of Canada, of which $30,265 remained receivable at December 31, 2007 (2006 - $84,697; 2005 - $nil) and is included in other current assets on the consolidated balance sheets.

ViRexx Medical Corp.
(a development stage company)
Notes to Consolidated Financial Statements

(expressed in Canadian dollars)

16   Government assistance and research and development projects (Continued)

In 2004, the Company entered into a technology commercialization agreement with the Alberta Heritage Foundation for Medical Research (“AHFMR”) in support of costs for the Phase I liver cancer study for the Occlusin™ Injection product.  Funding of $500,000 was received and credited against research and development expenses in the year ended December 31, 2004.  The Company is required to pay a royalty equivalent to twice the amount of funding received, from the commercial success of the resulting products and technology, at a rate of the lesser of 5% of gross sales or $100,000 per annum.  The maximum total payments by the Company under this agreement are $1,000,000 and begin once there are commercial sales.  To date, there have been no commercial sales.

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

Amounts received related to government assistance were recorded as a reduction of research and development expense.

17	Research and development projects

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

•
OvaRex® MAb is a murine monoclonal antibody that has a high degree of specificity to a tumour associated antigen that is over-expressed in the majority of late stage ovarian cancer patients.  The Company believes that the product acts as an immunotherapeutic agent by inducing and/or amplifying the human body’s immune response against ovarian cancer.  All development costs for OvaRex® MAb were borne by Unither pursuant to the development agreement described in note 7.

	$2007	$2006	$2005
T-ACT™	1,717,158	1,609,644	1,236,748
Chimigen™	1,906,619	3,651,341	3,162,108
OvaRex® MAb	1,363,328	898,277	396,334
Gross research and development expenses	4,987,105	6,159,262	4,795,190
Government grants (note 16)	(226,545)	(222,140)	(45,000)
Net research and development expenses	4,760,560	5,937,122	4,750,190

ViRexx Medical Corp.
(a development stage company)
Notes to Consolidated Financial Statements

(expressed in Canadian dollars)

18	Share capital

Authorized share capital

The Company is authorized to issue an unlimited number of no par value common shares.

Normal Course Issuer Bid

On December 21, 2004, the Company received approval for a Normal Course Issuer Bid allowing the Company to repurchase up to 2,663,824 common shares during the period from December 23, 2004 to December 22, 2005, at the market price at the time of purchase.  The Company repurchased 2,056,900 common shares at an average price of $1.10 per share for the period January 1, 2005 to December 22, 2005, which resulted in a reduction of $1,645,113 to share capital and a charge of $610,663 to deficit.

2007 Transactions

There were no transactions impacting share capital in fiscal 2007.

2006 Transactions

On February 16, 2006, the Company completed a private placement of 10,909,090 units for gross proceeds of $12,000,000.  Each unit consists of one common share and one common share purchase warrant.  Each common share warrant entitles the holder to purchase one common share of the Company at a price of $1.50 for a period of two years.  Proceeds of $5,404,363 were allocated to contributed surplus based on the estimated fair value of the warrants on the date granted.  The brokers for the private placement received compensation of 7% of the gross proceeds and 1,090,909 broker warrants valued at $539,962 as a commission.  Each broker warrant entitles the brokers to acquire one common share of the Company for $1.50 per share until February 15, 2008.  Additional cash costs of $64,603 were also incurred.

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

On November 1, 2006, the Company issued 200,000 common shares at a price of $0.74 in lieu of cash consideration for investor relations consulting for a non-cash expense of $148,000.

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

ViRexx Medical Corp.
(a development stage company)
Notes to Consolidated Financial Statements

(expressed in Canadian dollars)

18   Share capital (Continued)

Stock options

The Company’s Stock Option Plan provides for the granting of stock options to directors, officers, employees and consultants.  On June 16, 2005, the Company’s shareholders approved a new plan (the “Plan”).  The Plan permits the issuance of stock options to purchase a maximum of 8,256,000 common shares of the Company.  All options vest within three years or less and are exercisable for a period of ten years or less from the date of grant.

The following table summarizes information relating to stock options outstanding and exercisable under the Plan at December 31, 2007, 2006 and 2005.

		2007		2006		2005
	Stock options #	Weighted average Exercise price $	Stock options #	Weighted average Exercise price $	Stock options #	Weighted average Exercise price $
Outstanding – Beginning of year	6,096,241	0.81	6,670,200	0.84	6,369,168	0.84
Granted	2,580,341	0.50	837,363	1.00	640,000	1.04
Exercised	-	0.00	(590,000)	0.50	(225,218)	0.85
Expired	(2,538,461)	0.76	(550,665)	0.90	(113,750)	5.64
Forfeited	(805,310)	0.84	(270,657)	0.94	-
Outstanding – End of year	5,332,811	0.67	6,096,241	0.81	6,670,200	0.84
Exercisable – End of year	4,854,674	0.71	5,282,401	0.78	5,712,066	0.80

On February 1, 2005, the Company granted 300,000 stock options as an inducement to an individual to join the Company as an officer and these were not issued under the Plan.  These options have expired and are included in the claims described in note 14.

The following table summarizes information relating to currently outstanding and exercisable options:

	Options Outstanding			Options Exercisable
Range of Exercise Prices $	Number of Options #	Weighted Average Remaining Contracted Life (years)	Weighted Average Exercise Price $	Exercisable Number of Options #	Weighted Average Exercise Price $
0.00 – 0.50	1,057,166	9.98	0.10	1,057,166	0.10
0.51 – 1.00	3,484,120	4.00	0.78	3,096,333	0.80
1.01 – 1.50	771,525	9.03	1.13	681,175	1.10
1.51 – 7.00	20,000	3.34	5.08	20,000	5.08
0.00 – 7.00	5,332,811	5.92	0.67	4,854,674	0.71

At December 31, 2007, the 5,332,811 options outstanding had a weighted average remaining contracted life of approximately six years (2006 – four years).

ViRexx Medical Corp.
(a development stage company)
Notes to Consolidated Financial Statements

(expressed in Canadian dollars)

18       Share capital (Continued)

Stock-based compensation expense

During the year ended December 31, 2007, the Company recognized $750,070 (2006 - $605,039; 2005 - $457,349) of compensation expense and contributed surplus.  Research and development expense and corporate administration expense included compensation expense of $131,234 (2006 - $150,959; 2005 - $53,780) and $618,836 (2006 - $454,080; 2005 - $403,569) respectively.

The fair value of each stock option granted is estimated on the date of grant using the Black-Scholes option pricing model based on the following weighted average assumptions:

	2007	2006	2005

Expected life	7 years	7 years	7 years
Risk-free interest rate	4.2%	4.1%	4.3%
Expected volatility	85.4%	58.6%	87.6%
Expected dividend yield	0.0%	0.0%	0.0%
Expected forfeiture rate	25.0%	25.0%	25.0%

Weighted average fair value of options granted	$0.34	$0.54	$0.93

Warrants

At December 31, 2007, there were 14,618,181 (2006 - 17,077,480) warrants outstanding at a weighted average exercise price of $1.48 (2006 - $1.44).  The value attributed to the warrants is included in contributed surplus.

				2007
Expiry date	Exercise price $	Opening #	Granted #	Exercised #	Cancelled #	Closing #
September 9, 2007	1.20	2,459,299	-	-	2,459,299	-
February 15, 2008	1.50	11,999,999	-	-	-	11,999,999
April 7, 2008	1.75	800,000	-	-	-	800,000
December 6, 2008	1.25	1,818,182	-	-	-	1,818,182
		17,077,480	-	-	2,459,299	14,618,181

ViRexx Medical Corp.
(a development stage company)
Notes to Consolidated Financial Statements

(expressed in Canadian dollars)

18           Share capital (Continued)

				2006
Expiry date	Exercise price $	Opening #	Granted #	Exercised #	Cancelled #	Closing #
November 26, 2006	4.00	360,000	-	-	360,000	-
September 9, 2007	1.20	2,459,299	-	-	-	2,459,299
February 15, 2008	1.50	-	11,999,999	-	-	11,999,999
April 7, 2008	1.75	-	800,000	-	-	800,000
December 6, 2008	1.25	-	1,818,182	-	-	1,818,182
		2,819,299	14,618,181	-	360,000	17,077,480

The fair value of each warrant granted is estimated on the date of grant using the Black-Scholes option pricing model based on the following weighted average assumptions:

	2007	2006	2005
Warrant price	N/A	$1.34	$1.05
Strike price	N/A	$1.48	$1.20
Years to maturity	N/A	2 years	2 years
Risk-free interest rate	N/A	4.0%	3.0%
Volatility	N/A	61.20%	81.0%
Expected dividend yield	N/A	0.0%	0.0%
Weighted average fair value of warrants granted	N/A	$0.45	$0.43

19	Net loss per common share

Common shares that could potentially dilute basic loss per common share in the future, but were not included in the computation of diluted loss per common share for December 31, 2007, 2006 and 2005 because to do so would be anti-dilutive, are as follows:

	2007 #	2006 #	2005 #
Stock options	5,332,811	6,396,241	6,970,200
Warrants	14,618,181	17,077,480	2,819,299
Total anti-dilutive shares	19,950,992	23,473,721	9,789,499

ViRexx Medical Corp.
(a development stage company)
Notes to Consolidated Financial Statements

(expressed in Canadian dollars)

20	Supplementary cash flow information

	$2007	$2006	$2005
Change in non-cash working capital items
Prepaid expenses and deposits	28,861	(1,844)	216,485
Other current assets	118,904	(154,870)	73,824
Accounts payable and accrued liabilities	512,277	920,929	(74,639)
	660,042	764,215	215,670

Income taxes paid	-	-	-

Interest paid	1,659	1,458	200,144

Interest received	218,152	400,201	218,504

21	Segment Information

The Company operates in one business segment which is the development of pharmaceutical products based on its licensed and proprietary technologies, with substantially all of its operations and long lived assets, excluding a portion of the intangible assets, in Canada.

22	Corporate reorganization

On February 14, 2007, a 13D was filed with the United States Securities and Exchange Commission by 27% of the shareholders to recommend a change in the majority of the Board of Directors of ViRexx.  Also at this time, work was being performed relating to the proposed $15.0 million public offering.  On April 7, 2007, management discontinued the public offering subsequent to the agreement reached with the 13D group.  ViRexx incurred costs of $740,924 relating to these actions.

In November 2006, ViRexx announced an operational restructuring in which staffing levels were reduced by seven employees in an effort to reduce spending.
	$2007	$2006	$2005
Severance	-	135,807	-
Legal	463,155	5,100	-
Travel	42,890	-	-
Accounting	92,246	-	-
Consulting	142,633	16,625	-
	740,924	157,532	-

These costs are included in corporate administration in the consolidated statement of net loss and include amounts disclosed in note 14 and 15 to the extent they have been accrued.

ViRexx Medical Corp.
(a development stage company)
Notes to Consolidated Financial Statements

(expressed in Canadian dollars)

23	Financial instruments

Financial instruments of the Company consist of cash, short-term investments, other current assets, accounts payable and accrued liabilities and obligations under capital lease.  The fair value of these instruments approximates their carrying amount due to their immediate or short-term maturity.

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

Interest rate risk

The Company is exposed to interest rate risk arising from fluctuations in interest rates on its cash and cash equivalents and short-term investments.  The Company does not use derivative instruments to reduce its exposure to interest rate risk.

Currency risk

The Company operates primarily within Canada and, therefore, is not exposed to significant foreign currency risk.  The Company has not entered into foreign exchange derivative contracts.

Liquidity risk

The Company’s exposure to liquidity risk is dependent on purchasing commitments and obligations or raising of funds to meet commitments and sustain operations. The Company controls liquidity risk through management of working capital, cash flows and the availability and sourcing of financing.

24	Reconciliation to accounting principles generally accepted in the United States

The consolidated financial statements of the Company have been prepared in accordance with Canadian GAAP.  These principles conform in all material respects with U.S. GAAP except as noted below.

Consolidated Balance Sheets	December 31, 2007		December 31, 2006
	Canadian GAAP $	U.S. GAAP $	Canadian GAAP $	U.S. GAAP $
Acquired intellectual property (a)	-	-	$ 27,369,445	-
Future income taxes (a)	-	-	5,346,990	-
Deficit accumulated during development stage (a)	(65,381,861)	(65,381,861)	(33,814,171)	(55,836,626)

ViRexx Medical Corp.
(a development stage company)
Notes to Consolidated Financial Statements

(expressed in Canadian dollars)

24    Reconciliation to accounting principles generally accepted in the United States (Continued)

Shareholders’ Equity	December 31, 2007 $	December 31, 2006 $
Canadian GAAP	1,181,529	31,999,149
Adjustments
Acquired intellectual property rights (a)	-	(27,369,445)
Future income taxes (a)	-	5,346,990
U.S. GAAP	1,181,529	9,976,694

Consolidated Statements of Loss and Comprehensive Loss

	$2007	$2006	$2005
Net loss and comprehensive loss in accordance with Canadian GAAP	(31,567,690)	(17,493,375)	(7,459,714)
Adjustments
Write-down of acquired intellectual property (a)	24,991,344	-	-
Amortization (a)	2,378,101	2,620,652	2,357,441
Future income taxes (a)	(5,346,990)	4,178,613	(3,358,426)
Net loss and comprehensive loss in accordance with U.S. GAAP	(9,545,235)	(10,694,110)	(8,460,699)
Canadian GAAP
Net loss per common share – basic and diluted	(0.43)	(0.25)	(0.13)
U.S. GAAP
Net loss per common share – basic and diluted	(0.13)	(0.16)	(0.15)
	#	#	#
Weighted-average number of common shares outstanding – basic and diluted	72,760,717	68,921,409	55,827,119

Consolidated Cash Flow Statements

No reconciliation to the consolidated statements of cash flows prepared in accordance with Canadian GAAP has been provided as there are no reconciling differences to U.S. GAAP.

ViRexx Medical Corp.
(a development stage company)
Notes to Consolidated Financial Statements

(expressed in Canadian dollars)

24           Reconciliation to accounting principles generally accepted in the United States (Continued)

The significant differences in accounting principles as they pertain to the accompanying consolidated financial statements are as follows:

(a)	Acquired intellectual property rights

Canadian GAAP requires the capitalization and amortization of the costs of acquired intellectual property.  Under U.S. GAAP, the cost of acquiring intellectual property is charged to expense as in-process research and development (“IPRD”) when acquired if the feasibility of such technology has not been established and no future alternative use exists.  This difference increases the loss from operations under U.S. GAAP in the year the IPRD is acquired and reduces the loss under U.S. GAAP in subsequent periods because there is no amortization charge.

Under Canadian GAAP, a future tax liability is also recorded upon acquisition of the intellectual property to reflect the tax effect of the difference between the carrying amount of the intellectual property in the consolidated financial statements and the tax basis of these assets.  Under U.S. GAAP, because the intellectual property is expensed immediately as IPRD, there is no difference between the tax basis and the financial statement carrying value of the assets and therefore no future tax liability exists.

All of the acquired intellectual property that had been previously recognized on the consolidated financial statements under Canadian GAAP was written off during the year ended December 31, 2007 (note 7).  At December 31, 2007, the consolidated balance sheets are the same using Canadian GAAP and U.S. GAAP as there are no other reconciling items present.

(b)	Stock-based compensation

For U.S. GAAP, the Company applied Statement of Financial Accounting Standards (“FAS”) No. 123 as of January 1, 2004 using the retroactive restatement transition provisions of FAS 123, which requires the restatement of all periods presented for options granted, modified or settled in fiscal years beginning after December 15, 1994.

FAS 123 was subsequently revised through the issue of FAS 123R (2004), FSP FAS 123R-1 (2005) and FSP FAS 123R-2 (2005).  Under the provisions of FAS 123R and related FSP’s, all share-based compensation cost is measured at the grant date, based on the fair value of the award, and is recognized as an expense over the employee’s requisite service period (generally the vesting period of the equity grant).

(c)	Current accounting pronouncements

a)	Recent United States accounting pronouncements issued and adopted

i)	Accounting for uncertainty in income taxes

In June 2006, the Financial Accounting Standard Board (“FASB”) issued FASB Interpretation No. 48 “Accounting for Uncertainty in Income Taxes” (“FIN 48”), an interpretation of Statement of Financial Accounting (“FAS”) 109 “Accounting for Income Taxes”.  On January 1, 2007, the Company adopted the provisions of FIN 48 that prescribe a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.  The interpretation requires that the Company recognize the impact of a tax position in the financial statements if that position is more likely than not of being sustained on audit, based on the technical merits of the position. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods and disclosure. In accordance with the provisions of FIN 48, any cumulative effect resulting from the change in accounting principle is to be recorded as an adjustment to the opening balance of deficit. The adoption of FIN 48 did not result in a material impact on the Company’s consolidated financial position or results of operations.

ViRexx Medical Corp.
(a development stage company)
Notes to Consolidated Financial Statements

(expressed in Canadian dollars)

24       Reconciliation to accounting principles generally accepted in the United States (Continued)

b)	Recent United States accounting pronouncements issued and not yet adopted

i)	Fair value measurements

In September 2006, the FASB approved FAS No. 157, “Fair Value Measurements” (“FAS 157”), which defines fair value, establishes a framework for measuring fair value in U.S. GAAP and enhances disclosures about fair value measurements.  This statement applies when other accounting pronouncements require fair value measurements.  It does not require new fair value measurements.  This statement is effective for financial statements issued for fiscal years beginning after November 15, 2007.  The adoption of FAS 157 will not result in a material impact on the Company’s financial position or results of operations.

ii)	The Fair Value Option for Financial Assets and Financial Liabilities

In February 2007, the FASB issued Statement No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“FAS 159”), which allows entities the option to measure eligible financial instruments at fair value as of specified dates. Such election, which may be applied on an instrument by instrument basis, is typically irrevocable once elected. This statement is effective for fiscal years beginning after November 15, 2007, and early application is allowed under certain circumstances. The adoption of FAS 159 will not result in a material impact on the Company’s financial position or results of operations.

iii)	Accounting for Nonrefundable Advance Payments for Goods or Services Received for Use in Future Research and Development Activities

In June 2007, the Emerging Issues Task Force (“EITF”) issued EITF Issue No. 07-3 “Accounting for Nonrefundable Advance Payments for Goods or Services Received for Use in Future Research and Development Activities” (“EITF 07-3”). EITF 07-3 requires that nonrefundable advance payments for goods or services that will be used or rendered for future research and development activities be deferred and capitalized and recognized as an expense as the goods are delivered or the related services are performed. EITF 07-3 is effective for fiscal years beginning after December 15, 2007.   The adoption of EITF 07-03 will not result in a material impact on the Company’s financial position or results of operations.

iv)	Collaborative Agreements

In September 2007, the EITF reached a consensus on EITF Issue No. 07-1 “Collaborative Arrangements” ("EITF 07-1"). EITF 07-1 addresses the accounting for arrangements in which two companies work together to achieve a commercial objective, without forming a separate legal entity. The nature and purpose of a company's collaborative arrangements are required to be disclosed, along with the accounting policies applied and the classification and amounts for significant financial activities related to the arrangements. EITF 07-1 is effective for fiscal years beginning after December 15, 2008.  EITF 07-1 is effective for fiscal years beginning after December 15, 2008.  The Company is currently assessing the impact EITF 07-1will have on its results of operations and financial position.

ViRexx Medical Corp.
(a development stage company)
Notes to Consolidated Financial Statements

(expressed in Canadian dollars)

24       Reconciliation to accounting principles generally accepted in the United States (Continued)

v)	Business Combinations

The FASB recently completed the second phase of its business combinations project, to date the most significant convergence effort with the International Accounting Standards Board (“IASB”), and issued the following two accounting standards:

i.	Statement No. 141, Business Combination; and

ii.	Statement No. 160, Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No.51.

These statements dramatically change the way companies account for business combinations and noncontrolling interests (minority interests in current U.S. GAAP).  Compared with their predecessors, Statements 141(R) and 160 will require:

•	More assets acquired and liabilities assumed to measured at fair value as of the acquisition date;

•	Liabilities related to contingent consideration to be remeasured at fair value in each subsequent reporting period;

•	An acquirer in preacquisition periods to expense all acquisition related costs; and

•	Noncontrolling interests in subsidiaries initially to be measure at fair value and classified as a separate component of equity.

Statements 141(R) and 160 should both be applied prospectively for fiscal years beginning on or after December 15, 2008.  However, Statement 160 requires entities to apply the presentation and disclosure requirements retrospectively (e.g., by reclassifying noncontrolling interests to appear in equity) to comparative financial statements if presented.  Both standards prohibit early adoption.  The Company is currently assessing the impact these new standards will have on its consolidated financial statements.