Form 20-F/A
VIREXX MEDICAL CORP
filed 2008-07-11
CIK 1275011

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

Selected Canadian GAAP Financial Data

(In thousands of Canadian dollars, except per share data)	Years ended December 31,
	2007 (1)	2006 (1)	2005 (1)	2004 (1)	2003 (1)
Revenues	—	—	—	—	—

Operating expenses:
Research and development	$ 4,761	$5,937	$ 4,750	$1,797	$ 383
Corporate administration	4,947	4,977	3,650	1,888	893
Amortization	2,502	2,771	2,499	71	31

Total operating expenses	12,210	13,685	10,899	3,756	1,307

Loss from operations	(12,210)	(13,685)	(10,899)	(3,756)	(1,307)
Interest income	212	400	222	143	8
Debenture interest	-	-	(95)	(62)	(76)
Gain (loss) on foreign exchange	74	(30)	(46)	15	4
Impairment of acquired intellectual property	(24,991)	-	-	-	-
Gain (loss) on disposal of property and equipment	-	1	-	2	(13)

Loss before income taxes	(36,914)	(13,315)	(10,818)	(3,658)	(1,384)
Income tax recovery (expense)	5,347	(4,179)	3,358	-	-
Net loss and comprehensive loss	$ (31,568)	$(17,493)	$ (7,460)	$(3,658)	$ (1,384)

Basic and diluted loss per common share	$ (0.43)	$(0.25)	$ (0.13)	$(0.14)	$ (0.15)

Weighted average number shares outstanding (000’s)	72,761	68,921	55,827	25,268	9,129
Dividends declared per share	-	-	-	-	-

(In thousands of Canadian dollars, except per share data)	As at December 31,
	2007 (1)	2006 (1)	2005 (1)	2004 (1)	2003 (1)

Balance Sheet Data:
Cash, cash equivalents and short-term investments	$ 2,575	$10,742	$ 5,572	$9,463	$ 2,709
Total assets	3,291	38,950	36,286	45,722	3,742
Long-term liabilities	-	5,352	1,168	6,750	35
Total shareholders’ equity	$ 1,182	$31,999	$ 34,448	$37,191	$ 2,095

(1) Derived from the audited consolidated financial statements for the year then ended.

Selected U.S. GAAP Financial Data

(In thousands of Canadian dollars, except per share data)	Years ended December 31,
	2007 (1)	2006 (1)	2005 (1)	2004 (1)	2003 (1)
Revenues	—	—	—	—	—

Operating expenses:
Research and development	$ 4,761	$5,937	$ 4,750	$1,797	$ 383
Corporate administration	4,947	4,977	3,650	1,888	1,627
Amortization	124	150	142	69	29

Total operating expenses	9,832	11,064	8,542	3,754	2,039

Loss from operations	(9,832)	(11,064)	(8,542)	(3,754)	(2,039)
Interest income	212	400	222	143	8
Debenture Interest	-	-	(95)	(62)	(76)
Gain (loss) on foreign exchange	75	(31)	(46)	15	4
Gain (loss) on disposal of property and equipment	-	1	-	2	(13)
Acquired intellectual property	-	-	-	(27,804)	(75)
Loss before income taxes	(9,545)	(10,694)	(8,461)	(31,460)	(2,191)
Income tax expense	-	-	-	-	-
Net loss and comprehensive loss	$ (9,545)	$(10,694)	$ (8,461)	$(31,460)	$ (2,191)

Basic and diluted loss per common share	$ (0.13)	$(0.16)	$ (0.15)	$(1.25)	$ (0.24)

Weighted average number shares outstanding (000’s)	72,761	68,921	55,827	25,268	9,129
Dividends declared per share	-	-	-	-	-

(In thousands of Canadian dollars, except per share data)	As at December 31,
	2007 (1)	2006 (1)	2005 (1)	2004 (1)	2003 (1)

Balance Sheet Data:
Cash, cash equivalents and short-term investments	$ 2,575	$ 10,742	$ 5,572	$ 9,463	$ 2,709
Total assets	3,291	11,580	6,296	11,152	3,480
Long-term liabilities	-	5	-	-	35
Total shareholders’ equity	$ 1,182	$ 9,977	$ 5,626	$ 9,311	$ 1,774

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

WE MUST RAISE MONEY FROM INVESTORS TO FUND OUR OPERATIONS. IF WE ARE UNABLE TO FUND OUR OPERATIONS, WE MAY CEASE DOING BUSINESS.

As at December 31, 2007, we had cash reserves, in cash, cash equivalents and short-term investments, of $2,575,248. On March 31, 2008, we had $1,088,666 in cash, cash equivalents and short-term investments.  In fiscal year ended December 31, 2007, we generated $2,283,769 in operating activities compared to a use of cash of $9,027,103 in fiscal year ended December 31, 2006 and $7,551,102 in fiscal year ended December 31, 2005.

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

As at March 31, 2008, the Company had $1.1 million in cash, cash equivalents and short-term investments.  We remain focused on advancing our technology platforms and securing the appropriate financing, collaboration and/or license agreements and continue to apply our limited resources to these activities.  We have been working with our vendors to secure payment plans that meet our obligations while enabling us to focus our attention on the advancement of our technology platforms and our financing initiatives.  Based on our current estimates and expected operating activities there are sufficient resources to carry the operations of the Company into the second quarter of 2008.

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

Research and Development

	For year ended December 31
	2007	2006	2005
Contract research costs	$338,223	$628,240	$410,052
Clinical trial costs	98,529	477,364	104,692
Clinical material manufacturing costs	575,611	386,216	861,064
Employee related costs	1,650,067	2,554,289	2,068,468
Other research and development costs	2,098,130	1,891,013	1,305,914
	$4,760,560	$5,937,122	$4,750,190

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

Corporate Administration

	For year ended December 31
	2007	2006	2005
Business development costs	$284,901	$527,487	$-
Employee related costs	776,146	1,666,889	1,855,556
Other administration costs	3,886,440	2,782,461	1,794,726
	$4,947,487	$4,976,837	$3,650,282

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

LIQUIDITY AND CAPITAL RESOURCES
	As at December 31,
	2007	2006
Cash and cash equivalents	$2,533,105	$405,354
Short-term investments	42,143	10,336,837
	$2,575,248	$10,742,191

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

If the rights offering is not successful, the Company would have to pursue alternative sources of liquidity to meet its short term cash needs, which may not be available on terms favorable to the Company, if at all.

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

Date: July 10, 2008

By:	Brent Johnston
Name: Brent Johnston Title: Acting Chief Financial Officer

Date: July 10, 2008

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

We have withdrawn our audit report dated January 31, 2008 as Note 24 to the consolidated financial statements has been restated.  Note 24 contains the reconciliation of the consolidated financial statements from Canadian generally accepted accounting principles to accounting principles generally accepted in the United States and contains additional information on the restatement.

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

/s/ Deloitte & Touche LLP

Independent Registered Chartered Accountants
Edmonton, Alberta, Canada
January 31, 2008 (June 26, 2008 as to the effects of the restatement as described in Note 24)

Comments by Independent Registered Chartered Accountants on
Canada – United States of America Reporting Differences

The standards of the Public Company Accounting Oversight Board (United States) require the addition of an explanatory paragraph when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in Note 1 to the consolidated financial statements or when there are changes in accounting principles that have a material effect on the comparability of the Company’s financial statements, such as changes in accounting principles that have been implemented in the financial statements, as described in Note 3 to the consolidated financial statements. Although we conducted our audit in accordance with both Canadian generally accepted accounting standards and the standards of the Public Company Accounting Oversight Board (United States), our report to the Board of Directors and Shareholders, dated January 31, 2008 (June 26, 2008 as to the effects of the restatement as described in Note 24), is expressed in accordance with Canadian reporting standards which do not permit a reference to such going concern conditions and events or such changes in accounting principles in the auditors’ report when these are properly accounted for and adequately disclosed in the financial statements.

/s/ Deloitte & Touche LLP

Independent Registered Chartered Accountants
Edmonton, Alberta, Canada
January 31, 2008 (June 26, 2008 as to the effects of the restatement as described in Note 24)

Auditors’ Report

To the Shareholders of
ViRexx Medical Corp.

We have audited the consolidated balance sheet of ViRexx Medical Corp. as at December 31, 2006 and the consolidated statements of loss, shareholders' equity and cash flows for each of the years in the two-year period ended December 31, 2006. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2006 and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2006 in accordance with generally accepted accounting principles in Canada.

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

Approved by the Board of Directors

“Darrell Elliott”                                                                                     “Douglas Gilpin”
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

ViRexx Medical Corp.
(a development stage company)
Consolidated Statements of Cash Flows

(expressed in Canadian dollars)

	Years ended December 31,			Cumulative from October 30, 2000 to
				December 31, 2007
	$2007	$2006	$2005	$

Cash provided by (used in)

Operating activities
Net loss	(31,567,690)	(17,493,375)	(7,459,714)	(64,011,927)
Items not affecting cash
Debenture interest	-	-	95,201	265,487
Amortization	2,502,299	2,771,283	2,499,174	7,934,925
Stock-based compensation (note 18)	750,070	605,039	457,349	2,404,335
Common shares issued to consultants for services rendered	-	148,000	-	148,000
Impairment of acquired intellectual property	24,991,344	-	-	25,233,970
(Gain) loss on disposal of property and equipment	-	(878)	-	104,842
Unrealized foreign exchange gain	-	-	(356)	(9,827)
Future income taxes	(5,346,990)	4,178,613	(3,358,426)	(4,526,803)
Change in non-cash working capital items (note 20)	660,042	764,215	215,670	1,815,518
Purchase of short-term investments (note 4d)	(2,385,157)	-	-	(2,385,157)
Redemption of short-term investments (note 4d)	12,679,851	-	-	12,679,851

	2,283,769	(9,027,103)	(7,551,102)	(20,346,786)

Financing activities
Repayment of obligations under capital lease	(6,528)	(1,755)	-	(8,283)
Issuance of common shares – net of share issue costs	-	14,291,683	5,983,193	33,066,639
Convertible debentures	-	-	(600,144)	84,856
Restricted cash	-	-	659,000	-
Repurchase of common shares	-	-	(2,255,776)	(2,255,776)

	(6,528)	14,289,928	3,786,273	30,887,436

Investing activities
Acquisition of property and equipment	(149,490)	(92,484)	(131,991)	(1,150,396)
Cash acquired on business acquisitions	-	-	-	3,729,561
Proceeds on sale of property and equipment	-	-	5,682	17,753
Expenditures on patents and trademarks	-	-	-	(267,626)
Purchase of short-term investments	-	(13,502,657)	(4,403,506)	(31,426,872)
Redemption of short-term investments	-	8,500,208	7,887,094	21,090,035

	(149,490)	(5,094,933)	3,357,279	(8,007,545)

Increase (decrease) in cash and cash equivalents	2,127,751	167,892	(407,550)	2,533,105

Cash and cash equivalents – Beginning of year	405,354	237,462	645,012	-

Cash and cash equivalents – End of year	2,533,105	405,354	237,462	2,533,105

Supplementary information (note 20)

The accompanying notes are an integral part of these consolidated financial statements.

ViRexx Medical Corp.
(a development stage company)
Notes to Consolidated Financial Statements

(express in Canadian dollars)

(b)	Going concern

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

The Company’s management believes sufficient financial resources exist to fund operations into the second quarter of 2008.

(c)	Nature of operations

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

On December 23, 2005, the Company became listed on the American Stock Exchange.

(d)	Changes in accounting policies

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

Amortization expense relating to property and equipment charged to current operations was $124,198 (2006 – $150,631; 2005 – $141,733)

ViRexx Medical Corp.
(a development stage company)
Notes to Consolidated Financial Statements

(expressed in Canadian dollars)

7	Acquired intellectual property

	$2007	$2006
Unither development agreement – net of accumulated amortization of $7,350,118 (2006 – $4,973,927)	24,980,404	27,356,595
Other licenses – net of accumulated amortization of $14,060 (2006 – $12,150)	10,940	12,850
Write-down due to impairment loss	(24,991,344)	-
	-	27,369,445

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

Consolidated Cash Flow Statements

Subsequent to the issuance of the Company’s 2007 consolidated financial statements, the Company’s management determined that certain cash flows associated with short-term investments should have been classified with cash flows from investing activities rather than cash flows from operating activities for U.S. GAAP purposes for the period from January 1 2007 to December 31, 2007. Commencing on January 1, 2007 new short-term investments were classified as held-for-trading securities and properly classified as cash flows from operating activities.  However, proceeds associated with the settlement of short-term investments purchased prior to January 1, 2007 and classified as available-for-sale should have been reflected with cash flows from investing activities for the period from January 1, 2007 to December 31, 2007.  As a result, the U.S. GAAP operating cash flows were overstated by $10,336,837 (restated 2007 amount ($8,053,068)) and the U.S. GAAP investing cash flows understated by the same amount (restated 2007 amount $10,187,347).

ViRexx Medical Corp.
(a development stage company)
Notes to Consolidated Financial Statements

(expressed in Canadian dollars)

24           Reconciliation to accounting principles generally accepted in the United States (Continued)

This U.S. GAAP reclassification of cash flows did not impact the Company’s consolidated balance sheets, consolidated statements of loss and comprehensive loss or the Canadian GAAP consolidated statements of cash flows.

There are no reconciling difference between Canadian GAAP and U.S. GAAP for the years ended December 31, 2006 and 2005 in respect of the consolidated cash flow statements

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